As filed with the Securities and Exchange Commission on January 13, 2011
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Adecoagro S.A.
(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg	200	None
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Adecoagro S.A.
Société anonyme
13-15 Avenue de la Liberté
L-1931 Luxembourg
R.C.S. Luxembourg B 153 681
+352 2689-8213

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company
1180 Avenue of the Americas, Suite 210
New York, NY 10036
(800) 927-9801

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marcelo A. Mottesi, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5000	Maurice Blanco, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)(2)	Fee
Common shares, par value $1.50	$492,857,130	$57,221

(1)	Includes offering price of shares which the underwriters have the option to purchase.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 13, 2011

28,571,428 Shares

Adecoagro S.A.

Common Shares
$      per share

This is an initial public offering of the common shares of Adecoagro S.A. We are offering 21,428,571 common shares, and the selling shareholders are offering 7,142,857 common shares. We will not receive any of the proceeds from the common shares sold by the selling shareholders.

Prior to this offering, there has been no public market for our common shares. The initial public offering price of the common shares is expected to be between $13.00 and $15.00 per share. We have applied to list our common shares on the New York Stock Exchange under the symbol “AGRO”.

As described in more detail in this prospectus, we have entered into an agreement, which we refer to as the Al Gharrafa Transaction, with Al Gharrafa Investment Company, a wholly owned subsidiary of Qatar Holding LLC and one of our shareholders, which we refer to as “Al Gharrafa”, pursuant to which we will sell to Al Gharrafa a number of common shares equal to an aggregate purchase price of $100 million, provided that the aggregate gross proceeds of the offering to the Company and the selling shareholders, excluding the underwriters’ over-allotment option, is equal to or greater than $400 million. These shares will be purchased by Al Gharrafa at a purchase price per share equal to the price per common share paid by the underwriters in this offering. Assuming an initial public offering price of $14.00 per share (the midpoint of the range), Al Gharrafa will purchase 7,440,476 common shares (at an assumed price of $13.44). The sale of common shares to Al Gharrafa is conditioned upon, and will close immediately after, the closing of this offering. However, this offering is not conditioned upon the closing of the sale of common shares to Al Gharrafa.

We have granted the underwriters an option to purchase a maximum of 4,285,714 additional common shares to cover over-allotments.

Investing in our common shares involves risks. See “Risk Factors” on page 20.

		Underwriting		Proceeds to
		Discounts and	Proceeds	Selling
	Price to Public	Commissions	to Issuer	Shareholders

Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the common shares will be made on or about          , 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Global Coordinators and Joint Bookrunners

Credit Suisse	Morgan Stanley	Itau BBA

Bookrunner

Deutsche Bank Securities

Co-managers

Banco do Brasil Securities LLC	Rabo Securities

The date of this prospectus is          , 2011

Page

Prospectus Summary	1
The Offering	12
Summary Historical Financial Data	14
Summary Historical Financial and Operating Data	17
Risk Factors	20
Presentation of Financial and Other Information	47
Forward-Looking Statements	54
Use of Proceeds	55
Dividend Policy	56
Capitalization	57
Dilution	58
Exchange Rates	59
Selected Consolidated Financial Data	61
Selected Historical Financial and Operating Data	70
Unaudited Pro Forma Financial Information	73
Management’s Discussion and Analysis of Financial Condition and Results of Operations	81
Industry	135
Business	149
Regulatory and Environmental Overview	210
Management	232
Principal and Selling Shareholders	242
Related Party Transactions	245
Description of Share Capital	247
Common Shares Eligible for Future Sale	256
Taxation	258
Underwriting	265
Enforcement of Civil Liabilities	275
Legal Matters	276
Experts	277
Where You Can Find More Information	279
Index to the Financial Statements	F-1
EX-8.1
EX-8.2
EX-10.1
EX-10.2
EX-10.3
EX-10.4
EX-10.5
EX-10.6
EX-10.7
EX-10.8
EX-10.9
EX-10.10
EX-10.11
EX-10.12
EX-10.13
EX-10.14
EX-10.15
EX-10.16
EX-10.17
EX-10.18
EX-10.19
EX-10.20
EX-10.21
EX-10.22
EX-10.23
EX-10.24
EX-10.25
EX-10.26
EX-10.27
EX-10.28
EX-10.29
EX-10.30
EX-10.31
EX-10.32
EX-10.33
EX-10.36
EX-10.37
EX-10.38
EX-10.39
EX-10.40
EX-10.41
EX-10.42
EX-21.1
EX-23.1
EX-23.2
EX-23.4

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document. Our business, financial condition, results of operations and prospects may have changed since then.

This prospectus has been prepared on the basis that all offers of common shares will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area, or EEA, from the requirement to produce a prospectus for offers of the common shares. Accordingly, any person making or intending to make any offer within the EEA of common shares which are the subject of the offering contemplated in this prospectus should only do so

i

in circumstances in which no obligation arises for the sellers of the common shares or any of the underwriters to produce a prospectus for such offer. Neither the sellers of the common shares nor the underwriters have authorized, nor do they authorize, the making of any offer of common shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of common shares contemplated in this prospectus.

The distribution of this prospectus and the offering and sale of the common shares in certain jurisdictions may be restricted by law. Persons who receive this prospectus must inform themselves about and observe any such restrictions. This prospectus does not constitute an offer of, or an invitation to purchase, any of the common shares in any jurisdiction in which such offer or invitation would be unlawful.

ii

PROSPECTUS SUMMARY

This summary highlights selected information about us and our common shares that we and the selling shareholders are offering. Before investing in the common shares, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our audited annual consolidated financial statements and the related notes, our audited interim consolidated financial statements and the related notes, and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our Company

We are a leading agricultural company in South America, with operations in Argentina, Brazil and Uruguay. We are currently involved in a broad range of businesses, including farming crops and other agricultural products, cattle and dairy operations, sugar, ethanol and energy production and land transformation. Our sustainable business model is focused on (i) a low-cost production model that leverages growing or producing each of our agricultural products in regions where we believe we have competitive advantages, (ii) reducing the volatility of our returns through product and geographic diversification and use of advanced technology, (iii) benefiting from vertical integration in key segments of the agro-industrial chain, (iv) acquiring and transforming land to improve its productivity and realizing land appreciation through strategic dispositions; and (v) promoting sustainable agricultural production and development.

As of September 30, 2010, we owned a total of 287,884 hectares, comprised of 21 farms in Argentina, 15 farms in Brazil and two farms in Uruguay. As of September 30, 2010, our land portfolio was valued at $784 million by Cushman & Wakefield. In addition we own and operate several agro-industrial production facilities including three rice processing facilities in Argentina, a dairy operation with approximately 4,500 milking cows in Argentina, two coffee processing plants in Brazil, seven grain and rice conditioning and storage plants in Argentina and two sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 5.2 million tons as of September 30, 2010.

The table below sets forth certain key metrics for our businesses:

	Year Ended December 31, 2009
Key Metrics	Farming	Sugar, Ethanol & Energy	Land Transformation

Owned Hectares(1)	259,914	13,221	—
Leased Hectares	47,709	40,385	—
Total Planted Hectares(2)	188,015	49,470	—
Production(3)	Crops, Rice, Coffee: 618,723 tons	Sugar: 52,968 tons	11,255 hectares	(4)
	Milk: 47.5 million liters	Ethanol: 132,492 m3
		Energy: 128,291 MWh
Sales (in thousands)(5)	$216,016	$97,587	$18,839

(1)	Owned hectares in Farming business includes land used for productive activities (crops, rice, coffee, cattle), land which is potentially croppable and land set aside as legal reserve and other reserves.

(2)	Includes owned and leased land planted (including second harvest) with crops, rice and coffee during the 2009/2010 harvest year.

(3)	Production in tons of crops, rice and coffee during the 2009/2010 harvest year, and in liters of raw milk, tons of sugar, cubic meters of ethanol and MWh of energy for the period indicated. See “Presentation of Financial and Other Information.”

(4)	Consists of undeveloped/undermanaged land put into production.

(5)	Sales in Land Transformation business represents capital gain from the sale of one of our farms.

Measured from the year we entered into each of our respective businesses, our crop production has grown by a compound annual growth rate (“CAGR”) of 32% since 2003, our rice production (which we operate separate from our crop business) has grown by a CAGR of 25% since 2003, our coffee production (which we operate separate from our crop business) has grown by a CAGR of 54% since 2006, our dairy production has grown by a CAGR of 17% since 2003, our sugarcane crushing capacity has grown by a CAGR of 60% since 2006, and the number of hectares of land we own has grown by a CAGR of 18% since 2002. Our growth thus far has been primarily driven by acquisitions, with organic growth through land transformation playing a secondary but important role.

Our management team has extensive experience and a proven track record in our industry. As a result, we have attracted and retained a strong and diversified shareholder base including Pampas Humedas LLC, an affiliate of Soros Fund Management, LLC; HBK Master Fund LP, an affiliate of HBK Investments L.P.; Stichting Pensioenfonds Zorg en Welzijn; Ospraie Special Opportunities Master Holdings Ltd., an affiliate of Ospraie Management, LLC; and Al Gharrafa Investment Company, a wholly owned subsidiary of Qatar Holding LLC, among others.

We are engaged in three main businesses:

•	Farming Business: We believe we are one of the largest owners of productive farmland in South America. As of September 30, 2010, we owned 274,663 hectares (excluding sugarcane farms) of farmland in Argentina, Brazil and Uruguay, of which 121,723 hectares are croppable, 18,909 hectares are being evaluated for transformation, 79,645 hectares are suitable for raising beef cattle and are mostly leased to a third party beef processor, constituting a total of 220,277 productive hectares, and 54,387 hectares are legal land reserves pursuant to local regulations or other land reserves. As of September 30, 2010, we held leases or had entered into agriculture partnerships for an additional 37,687 croppable hectares. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our farming business is subdivided into four main business areas:

Crop business:  We produce a wide range of agricultural commodities including soybeans, corn, wheat, sunflower and cotton, among others. In Argentina, our farming activities are conducted mainly in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay and the western part of the state of Bahia, Brazil, as well as in the northern region of Argentina.

Rice business:  We own a fully-integrated rice operation in Argentina. We produce irrigated rice in the northeast provinces of Argentina, where the availability of water, sunlight, and fertile soil results in one of the most ideal regions in the world for producing rice at low cost. We believe that we are one of the largest producers of rough (unprocessed) rice in Argentina, and we own three rice mills that process our own production as well as rice purchased from third parties.

Coffee business:  Our integrated coffee operation is located in the western part of the state of Bahia, Brazil, where conditions are well-suited for producing “Specialty Coffee” due to the availability of water for irrigation, the absence of frosts, and the flat topography that allows for a fully mechanized harvest.

Dairy business:  We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology, productivity per cow and grain conversion efficiencies, producing over 47.5 million liters of raw milk during 2009. We believe that our “free-stall” dairy in Argentina is the first of its kind in South America and allows us to optimize our use of resources (land, dairy cow feed and capital), increase our productivity and maximize the conversion of forage and grain into raw milk.

The following table sets forth, for the periods indicated, certain data relating to our farming business:

	Nine Months Ended
	September 30,	Year Ended December 31,
Sales	2010	2009	2008	2007
	(In thousands of $)

Crops(1)	90,008	92,029	95,987	59,293
Rice(2)	45,436	69,350	56,925	26,422
Coffee	4,668	14,265	15,948	7,267
Dairy(3)	10,043	11,894	14,821	17,841
Cattle(4)	4,127	28,478	9,357	7,258
Total	154,282	216,016	193,038	118,081

Production	2009/2010 Harvest Year	2008/2009 Harvest Year	2007/2008 Harvest Year

Crops (tons)(5)	524,890	317,582	351,787
Rice (tons)(6)	91,723	94,968	98,577
Coffee (tons)(7)	2,110	2,412	3,028
Total	618,723	414,962	453,392

	Nine Months Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007

Dairy (thousands of liters)(8)	29,299	47,479	43,110	34,592
Cattle (tons)(4)(9)	246	4,149	7,229	6,632

Planted Area	2009/2010 Harvest year	2008/2009 Harvest year	2007/2008 Harvest year
	(In hectares, including second harvest)

Crops(10)	168,241	139,518	107,027
Rice	18,142	17,258	14,820
Coffee(11)	1,632	1,632	1,632
Cattle(12)	87,392	106,375	124,635

(1)	Includes soybeans, corn, wheat, sunflower and cotton, among others.

(2)	Sales of processed rice, including rough rice purchased from third parties and processed in our facilities.

(3)	Sales of raw milk and whole milk powder produced in 2007 pursuant to an agreement with a third party.

(4)	In December 2009, we sold 55,543 head of cattle to a third party. The third party currently leases grazing land from us to raise and fatten the cattle, and our payments under the lease are tied to the market price of beef. See “Business — Farming — Cattle Business.”

(5)	Crop production does not include 52,482 tons, 52,960 tons and 53,398 tons of forage produced in the 2009/2010, 2008/2009 and 2007/2008 harvest years, respectively.

(6)	Expressed in tons of rough rice produced on owned and leased farms.

(7)	As of September 30, 2010, the coffee harvest was ongoing and stood at 91% completion.

(8)	Raw milk produced at our dairy farms.

(9)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in “live weight” of each head of beef cattle.

(10)	Includes 4,561 hectares, 5,382 hectares and 4,454 hectares used for the production of forage during the 2009/2010, 2008/2009 and 2007/2008 harvest years, respectively.

(11)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.

(12)	Comprised of land devoted to raising beef cattle, which, since December 2009, is mostly leased to a third party. See “Business — Farming — Cattle Business.”

•	Sugar, Ethanol and Energy Business: We believe we are a growing and efficient producer of sugar and ethanol in Brazil. We cultivate and harvest sugarcane which is then processed in our own mills to produce sugar, ethanol and electric energy. As of September 30, 2010, our overall sugarcane plantation consisted of 54,352 hectares, planted over both own and leased land. We currently own and operate two sugar and ethanol mills, Usina Monte Alegre (“UMA”) and Angélica Agroenergia (“Angélica”), with a total crushing capacity of 5.2 million tons of sugarcane per year.

We are currently in the process of obtaining the necessary authorizations to start building our third mill, Ivinhema Agroenergia (“Ivinhema”), in the state of Mato Grosso do Sul, Brazil, 45 km from our Angélica mill, in order to complete our planned sugarcane cluster (consisting of Angélica and Ivinhema) in that region. We plan to fund part of the construction costs of Ivinhema using a portion of the proceeds from this offering and, assuming it is consummated, the Al Gharrafa Transaction (see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company”), with the remainder to come from additional indebtedness and cash from operations. See “Business — Sugar, Ethanol and Energy — Our Mills.” Subject to procuring the necessary licenses and the remainder of the required funding, we expect Ivinhema to begin operating in 2013, initially milling 2.0 million tons of sugarcane during that year, and gradually increasing its milling capacity until it reaches a full milling capacity of 6.3 million tons of sugarcane per year by 2017. See “Risk Factors — Risks Related to Our Business and Industries — Adverse conditions may create delays in the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments.”

We believe that by 2017 our total sugarcane crushing capacity will reach 11.5 million tons per year and our cogeneration (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) capacity will reach 296 MW. We expect the consolidation of our sugarcane cluster to create important synergies, economies of scale and efficiencies, allowing for centralized management of Angélica and Ivinhema, non-stop sugarcane harvesting, and reduced sugarcane transportation costs.

The following table sets forth, for the periods indicated, certain data relating to our sugar, ethanol and energy business:

	Nine Months Ended
	September 30,	Year Ended December 31,
Sales	2010	2009	2008	2007
	(In thousands of $)

Sugar	49,979	26,143	20,495	17,133
Ethanol	64,536	62,811	29,385	7,289
Energy	9,847	8,216	—	—
Total(1)	124,604	97,587	51,171	24,422

(1)	Includes sales of sugarcane and other miscellaneous items to third parties of $242 thousand during the first nine months of 2010 and $417 thousand and $1,291 thousand during 2009 and 2008, respectively.

	Nine Months Ended
	September 30,	Year Ended December 31,
Production	2010	2009	2008	2007

Sugar (tons)	166,001	52,968	67,772	72,372
Ethanol (cubic meters)	134,086	132,492	70,067	29,375
Energy (MWh exported)	100,079	128,291	—	—

	Nine Months
	Ended
	September 30,	Year Ended December 31,
Other Metrics	2010	2009	2008	2007

Sugarcane milled (% owned)	96%	94%	98%	100%
Sugarcane crushing capacity (millions of tons)	5.2	3.3	1.7	0.9
% Mechanized planting/harvesting operations — Consolidated	30% / 77%	53% /66%	80% / 32%	77% / 0%
% Mechanized planting/harvesting operations — Angélica mill	38% /100%	58% / 99%	100% / 99%	100% / NA

•	Land Transformation Business: We believe we are one of the leading companies in South America involved in the acquisition and transformation of land. We acquire farmlands we believe are underdeveloped or underutilized and, by implementing cutting-edge production technology and agricultural best practices, transform the land to be suitable for more productive uses, enhance yields and increase the value of the land. We promote sustainable land use through our land transformation activities, which seek to promote environmentally responsible agricultural production and a balance between production and ecosystem preservation. See “Business — Land Transformation.”

The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Nine Months Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007

Undeveloped/Undermanaged land put into production (hect.)	—	11,255	33,387	17,591
Ongoing transformation of croppable land (hect.)	122,006	110,751	80,720	66,562
Number of farms sold	—	1	3	2
Hectares sold	—	5,005	4,857	8,714
Capital gains from the sale of land ($ thousands)	—	18,839	15,201	33,114

Our Strengths

We believe the following are our competitive strengths:

•	Unique and strategic asset base. We own strategically located farmland and agro-industrial assets, increasing operating efficiencies and reducing operating and logistical costs. Our diversified asset base creates valuable synergies and economies of scale, including (i) the ability to transfer the technologies and best practices that we have developed across our business lines, (ii) the ability to apply value-adding land transformation strategies to farmland in connection with our farming and sugarcane operations, and (iii) a greater ability to negotiate more favorable terms with our suppliers and customers. Owning a significant portion of the land on which we operate is a key element of our business model.

•	Low-cost production leveraging agro-ecological competitive advantages. Each of the commodity products we grow is produced in regions where agro-ecological conditions provide competitive advantages and which, through the implementation of our efficient and sustainable production model, allow us to become one of the lowest cost producers.

•	Standardized and scalable agribusiness model applying technological innovation. We have consistently used innovative production techniques to ensure that we are at the forefront of technological improvements and environmental sustainability standards in our industry. We are implementing an agribusiness model that consists of specializing our workforce and defining standard protocols to track crop development and control production variables, thereby enhancing management decision-making. We further optimize our agribusiness model through the effective implementation and constant adaptation of a portfolio of advanced agricultural and information technologies and best practices tailored to each region in which we operate and commodity we produce, allowing us to improve our crop yields, reduce operating costs and maximize margins in a sustainable manner.

•	Unique diversification model to mitigate cash flow volatility. We pursue a unique multi-tier diversification strategy to reduce our exposure to production and market fluctuations that may impact our cash flow and operating results. We seek geographic diversification, thereby lowering our risk exposure to weather-related losses and contributing to stable cash flows. Additionally, we produce a variety of products, which lowers our risk exposure to potentially depressed market conditions of any specific product. Moreover, we process and transform a portion of our agricultural commodities into branded retail products, reducing our commodity price risk and our reliance on the standard market distribution channels for unprocessed products.

•	Expertise in acquiring farmland with transformation and appreciation potential. During the last eight years, we have executed transactions for the purchase and disposition of land for over $425 million and sold 22,083 hectares of developed land, generating capital gains of approximately $95 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analyses, and topography and drainage maps.

•	Experienced management team, knowledgeable employees and strong shareholder base. Our people are our most important asset. We have an experienced senior management team with an average of more than 20 years of experience working in our sector and a solid track record of implementing and executing large-scale growth projects. The strength of our human capital and proven track record has allowed us to raise capital from sophisticated investors and retain a strong and diversified shareholder base, including an affiliate of Soros Fund Management, LLC, an affiliate of HBK Investments L.P., an affiliate of Ospraie Management, LLC, a wholly owned subsidiary of Qatar Holding LLC and Stichting Pensioenfonds Zorg en Welzijn, among others.

Our Business Strategy

We intend to maintain our position as a leading agricultural company in South America by expanding and consolidating each of our business lines, creating value for our shareholders. The key elements of our business strategy are:

•	Expand our farming business through organic growth, leasing and strategic acquisitions. We will continue to seek opportunities for organic growth, target attractive acquisition and leasing opportunities and strive to maximize operating synergies and achieve economies of scale in each of our four main farming business areas.

•	Consolidate our sugar and ethanol cluster in the state of Mato Grosso do Sul, Brazil. Our main strategy for our sugar and ethanol business is to build our cluster in Mato Grosso do Sul, Brazil, through the construction of Ivinhema, our second greenfield project. See “Business — Sugar, Ethanol and Energy — Our Mills.” The consolidation of the cluster, which upon completion will have a planned total crushing capacity of 10.3 million tons per year, will generate important synergies, operating efficiencies and economies of scale. Additionally, we plan to continue to monitor closely the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.

•	Further increase our operating efficiencies while maintaining a diversified portfolio. We intend to continue to focus on improving the efficiency of our operations and maintaining a low-cost structure to increase our profitability and protect our cash flows from commodity price cycle risk. In addition, we intend to mitigate commodity price cycle risk and minimize our exposure to weather related losses by (i) maintaining a diversified product mix and vertically integrating production of certain commodities and (ii) geographically diversifying the locations of our farms.

•	Continue to implement our land transformation strategy. We plan to continue to enhance the value of our owned farmland and future land acquisitions by making them suitable for more profitable agricultural activities, thereby seeking to maximize the return on our invested capital in our land assets.

South America’s Competitive Strengths and Favorable Dynamics for Agribusiness

South America contains one of the largest areas of available farmland in the world and is positioned to take advantage of growth opportunities to supply the demand for agricultural commodities and biofuel in the global market due in part to the following factors:

•	Favorable agro-ecological conditions. Favorable climatic and geographical conditions, highly productive soils, stable temperatures, adequate rainfall levels throughout the year, plentiful availability of water resources and abundant solar energy create some of the most optimal conditions for farming in the world, even allowing for the harvesting of two crops in the same year in some regions.

•	High potential for production growth. Farmland is available at attractive prices relative to other regions in the world, and we believe that much of the vast areas of land available in the region are ripe for development and present opportunities for transformation and associated appreciation.

•	Low production cost. The ability to farm larger plots of land allows for economies of scale to effectively further reduce operating costs, leading to logistical efficiencies, and has allowed for the adoption and implementation of productive technology in farming and agricultural manufacturing processes.

•	Qualified labor pool. South America has access to a vast pool of qualified human resources with strong technical skills and academic backgrounds in the agricultural field.

It is due to these factors that South America, with Argentina and Brazil at the forefront, has flourished as a premier producer and exporter of sugar, ethanol, soybean, soybean meal, corn, cotton and coffee, among other agricultural commodities, and has the potential to continue increasing its stake in the global trade markets and supply the world’s growing demand for food, agricultural commodities and biofuels.

Corporate Structure

We hold approximately 98% of the interests in IFH, which, directly and indirectly, owns approximately 100% of the outstanding interests in Adecoagro LP, a holding company with operating subsidiaries owning farmland and facilities throughout Argentina, Brazil and Uruguay. Our current shareholders own a 2% stake in IFH, with a de minimis remaining interest owned by Ona Ltd., our substantially wholly-owned subsidiary. We are a corporation organized under the laws of the Grand Duchy of Luxembourg under the form of a société anonyme and were formed as a holding company for the purpose, among others, of facilitating an IPO of common shares. Prior to the IPO, IFH completed certain reorganization transactions, which we refer to as the “Reorganization”, and became our majority-owned subsidiary. For additional information on our Reorganization, please see “Business — Corporate Structure and Reorganization.”

As of the date of this prospectus, our principal shareholders were Pampas Humedas LLC (33.95%), an affiliate of Soros Fund Management, LLC; HBK Master Fund LP (25.59%), an affiliate of HBK Investments L.P.; Stichting Pensioenfonds Zorg en Welzijn (13.51%); Ospraie Special Opportunities Master Holdings Ltd. (11.71%), an affiliate of Ospraie Management, LLC; and Al Gharrafa Investment Company (6.48%), a wholly owned subsidiary of Qatar Holding LLC. Our current corporate structure is depicted below (after giving effect to the contemplated issuance and sale of an aggregate 26.24% interest in the Company in this offering and giving effect to the Al Gharrafa Transaction, assuming it is consummated (see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company”)):

*	Does not account for an immaterial amount of shares required to be owned by other persons pursuant to Maltese law.

†	2% is owned pro rata among existing shareholders in amounts corresponding to their ownership of the Company. The 2% ownership held by current members of IFH does not carry any preferential treatment.

Offering Transactions and Sale to Al Gharrafa Investment Company

Public Offering of Common Shares.  The Company will issue 21,428,571 common shares in this offering (or 25,714,285 common shares if the underwriters exercise their option to purchase additional shares in full). The selling shareholders are offering 7,142,857 common shares. We will not receive any of the proceeds from the common shares sold by the selling shareholders.

Al Gharrafa Transaction.  We have entered into an agreement, which we refer to as the Al Gharrafa Transaction, with Al Gharrafa Investment Company, a wholly owned subsidiary of Qatar Holding LLC and one of our shareholders, which we refer to as “Al Gharrafa”, pursuant to which we will sell to Al Gharrafa a number of common shares equal to an aggregate purchase price of $100 million, provided that the aggregate gross proceeds of the offering to the Company and the selling shareholders, excluding the underwriters’ over-allotment option, is equal to or greater than $400 million. These shares will be purchased by Al Gharrafa at a purchase price per share equal to the price per common share paid by the underwriters in this offering (approximately 7,440,476 common shares at an assumed price of $13.44 per share, reflecting the price paid by the underwriters in this offering assuming the mid-point of the range set forth on the cover page of this prospectus). Under the terms of the agreement, if the price per common share to the public is greater than the top of the price range, Al Gharrafa will not be obligated to purchase our common shares, will only have the option to purchase an amount of common shares equivalent to an aggregate purchase price of $100 million at the price paid by the underwriters, and may choose to forego the purchase of common shares. In the event that the aggregate gross proceeds of the offering to the Company and the selling shareholders, excluding the underwriters’ over-allotment option, is less than $400 million, then Al Gharrafa is only obligated to purchase an amount of common shares equivalent to 25% of the aggregate gross proceeds of the offering to the Company and the Selling Shareholders at the price paid per common share by the underwriters. The sale of common shares to Al Gharrafa is conditioned upon, and will close immediately after, the closing of this offering. However, this offering is not conditioned upon the closing of the sale of common shares to Al Gharrafa. We cannot assure you that the Al Gharrafa Transaction will be consummated.

Al Gharrafa is a party to the registration rights agreement we entered into with our other existing shareholders, which gives our existing shareholders certain demand and piggyback registration rights subject to certain exceptions. See “Shares Eligible for Future Sale — Registration Rights.”

Risks Related to Our Business

Our business is subject to certain risks that could impact our competitive position and strengths, as well as our ability to execute our business strategy, including, among others, the following:

•	Unpredictable weather conditions such as droughts or severe rains, pest infestations and diseases may have an adverse impact on crop production, and may reduce the volume and sugar content of the sugarcane that we grow and harvest.

•	We may be exposed to material losses due to volatile prices of agricultural products since we do not fully hedge our agricultural products price risk. We also may not be able to realize gains related to price appreciation on hedged positions.

•	A substantial portion of our assets is farmland that is highly illiquid. Therefore, our ability to monetize our farmland portfolio or to realize appreciation on transformed properties may be limited.

•	Certain of our subsidiaries in Argentina, Brazil and Uruguay have substantial indebtedness ($403.2 million in the aggregate as of September 30, 2010) which could affect our operations by requiring a substantial portion of their cash from operations to be dedicated to the payment of principal and interest instead of working capital. Certain of our subsidiaries have breached certain financial ratios under their relevant indebtedness agreements in the past which has resulted in an increase in the interest rates charged going forward.

•	Our business is seasonal, and our revenues may fluctuate significantly and vary between quarterly periods depending on the growing cycle of our crops.

•	Engineering, construction and regulatory risks, such as obtaining the necessary permits and licenses, may create delays in or the suspension of the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments.

•	A reduction in market demand for ethanol or a change in governmental policies reducing the amount of ethanol required to be added to gasoline in Brazil may adversely affect our business.

•	Environmental laws are becoming more stringent in Argentina and Brazil. Therefore our capital expenditures for environmental compliance could increase in the future, and we may be subject to denial or revocation of existing environmental permits, adversely affecting the result of our operations.

•	IFRS accounting standards require us to make numerous estimates in the compilation and preparation of our financial results and limit the comparability of our financial statements to similar issuers using U.S. GAAP.

•	There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could materially increase our U.S. federal income tax liability and subject any dividends we pay to U.S. federal withholding tax.

•	Recent changes in Brazilian rules and proposed legislation concerning foreign investment in rural properties may adversely affect our investments.

One or more of these matters could negatively impact our business or financial performance and our ability to implement our business strategy successfully. Please see “Risk Factors” and “Forward-looking Statements.”

Recent Developments

On August 23, 2010, we acquired 100% of the shares of Dinaluca S.A. (“Dinaluca”), a company that is the sole owner of a 14,749 hectare farm located in the province of Corrientes, Argentina, for a purchase price of $20.5 million payable as follows: (i) $8.3 million at closing, (ii) $6.0 million, plus interest, on the first anniversary of closing, and (iii) $6.2 million, plus interest, on the second anniversary of closing. We have guaranteed our payment obligations by a pledge of the acquired shares in favor of the selling shareholders of Dinaluca. Prior to the acquisition, Adeco Agropecuaria S.A., our affiliate, leased approximately 3,000 hectares of farmland owned by Dinaluca farm. See “Unaudited Pro Forma Financial Information.”

As required by applicable laws, we reported this transaction to the Comisión Nacional de Defensa de la Compentencia (National Antitrust Commission of Argentina, or “CNDC”) and the National Commission of Security Zones (Comisión Nacional de Zonas de Seguridad). The administrative approvals of the transaction by the CNDC and the National Commission of Security Zones are pending. We do not believe that the CNDC or the National Commission of Security Zones will object to the form and substance of the transaction.

On December 21, 2010, we entered into a Promise to Sell (Promesa de Compraventa), pursuant to which we agreed to sell subject to the conditions provided therein, La Macarena, a 5,086 hectare farm located in the province of Rio Negro, Uruguay, for a sale price of $34 million payable as follows: (i) $10 million at closing, (ii) $7.0 million, plus interest, on August 5, 2011, and (iii) $3 million, plus interest, on December 20, 2011, and (iv) $5 million and $9 million, plus interest, on each of August 5 and December 20 of 2012 , respectively. The Company expects to recognize an estimated gain of $20 million in our land transformation segment which will be recorded in the consolidated financial statements as of December 31, 2010. See also Note 33 to our Audited Financial Statements for the period ended September 30, 2010.

Pursuant to applicable law, the Company offered the farmland to the Instituto Nacional de Colonización, a land management agency of the Government of Uruguay, which on December 29, 2010 confirmed that it will not exercise its option to purchase the farm. Following the sale of La Macarena, the total number of hectares of farmland owned by the Company in Uruguay is 3,177.

On January 10, 2011, the board of directors of the Company voted in favor of a proposal to change the nominal value of the equity shares of the Company from the nominal value of $1 each to the nominal value of $1.5 each, subject to approval of shareholders at a duly convened extraordinary general meeting of shareholders to be held on January 24, 2011, pursuant to Luxembourg law (the “Reverse Stock Split”). Unless

otherwise noted herein, all share information in respect of Adecoagro included in this prospectus has been presented as if the reverse stock split of three shares for two shares (3:2) had already occurred. The unaudited pro forma consolidated statements of income data for the year-ended December 31, 2009 and the nine-month period ended September 30, 2010 have been adjusted as if the Reverse Stock Split had occurred as of January 1, 2009. The unaudited pro forma consolidated statement of financial position as of September 30, 2010 has been adjusted as if the reverse stock split had occurred as of September 30, 2010. The historical financial statements of IFH have not been impacted by the Reverse Stock Split.

Our Corporate Information

We were organized as a société anonyme (a joint stock corporation) under the laws of the Grand Duchy of Luxembourg on June 11, 2010. Our registered office is located at 13-15 Avenue de la Liberté, L-1931 Luxembourg. Our phone number is +352 2689-8213. We have appointed Corporation Service Company as our agent for service of process in the United States, located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036.

THE OFFERING

The following is a brief summary of the terms of this offering. For a more complete description of our common shares, see “Description of Share Capital” in this prospectus.

Issuer	Adecoagro S.A.

Selling Shareholders	See “Underwriting” and “Principal and Selling Shareholders.”

Primary Offering	We are offering 21,428,571 common shares.

Secondary Offering	The selling shareholders are offering 7,142,857 common shares.

Al Gharrafa Transaction	We are selling 7,440,476 common shares (at an assumed price of $13.44 per share, reflecting the price paid by the underwriters in this offering assuming the mid-point of the range set forth on the cover page of this prospectus.

If the price per common share to the public is greater than the top of the price range, Al Gharrafa will not be obligated to purchase our common shares, will only have the option to purchase an amount of common shares equivalent to an aggregate purchase price of $100 million at the price paid by the underwriters, and may choose to forego the purchase of common shares. In the event that the aggregate gross proceeds of the offering to the Company and the selling shareholders, excluding the underwriters’ over-allotment option, is less than $400 million, then Al Gharrafa is only obligated to purchase an amount of common shares equivalent to 25% of the aggregate gross proceeds of the offering to the Company and the Selling Shareholders at the price per common share paid by the underwriters. See “Business — Offering Transactions and Sale to Al Gharrafa Investment Company.”

Offering Price Range	Between $13.00 and $15.00 per share.

Over-Allotment Option	We have granted the underwriters the right to purchase an additional 4,285,714 common shares within 30 days from the date of this prospectus to cover over-allotments, if any.

Use of Proceeds	We estimate that the net proceeds to us in this offering (based on the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriters’ discounts and commissions and estimated expenses incurred in connection with this offering, will be $283 million. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $341 million, after deducting the underwriters’ discounts and commissions and estimated expenses incurred in connection with this offering.

In addition, we estimate that the net proceeds to us from the sale of shares by us to Al Gharrafa in the Al Gharrafa Transaction, assuming it is consummated will be $100 million, based on an assumed price per share equal to $13.44 per share to be paid by Al Gharrafa, reflecting the price paid by the underwriters in this offering assuming the mid-point of the range set forth on the cover page of this prospectus. See “Summary — The Offering — Al Gharrafa Transaction.”

We intend to use (i) approximately $230 million of the net proceeds from this offering and, assuming it is consummated, the Al Gharrafa Transaction to finance the construction of Ivinhema, our new sugar and ethanol mill in Brazil, (ii) approximately $145 million for potential investments in the acquisition of farmland and capital expenditures required in the expansion of our farming business, and (iii) the remainder, if any, for working capital and general corporate purposes. See “Use of Proceeds.”

We will not receive any proceeds from the sale of our common shares by the selling shareholders.

Share Capital Before and After Offering and the Al Gharrafa Transaction	Our issued and outstanding share capital consists of 79,999,985 common shares as of the date of this prospectus. Assuming an offering price of $14.00 per share, immediately after the offering and, assuming it is consummated, the Al Gharrafa Transaction, we will have 108,869,032 common shares issued and outstanding, assuming no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, we will have 113,154,746 common shares issued and outstanding.

Voting Rights	Holders of our common shares are entitled to one vote per common share in all shareholders’ meetings. See “Description of Share Capital — Voting Rights.”

Dividends	We currently have no plans to pay dividends following the completion of this offering because we expect to retain our earnings for use in the development and expansion of our business. See “Dividend Policy.”

Lock-up Agreements	We have agreed with the underwriters, subject to certain exceptions, not to sell or dispose of any common shares or securities convertible into or exchangeable or exercisable for any common shares during the period commencing on the date of this prospectus until 180 days after the completion of this offering. Our selling shareholders, members of our board of directors, our executive officers and our non-selling shareholders have agreed to similar lock-up restrictions. See “Underwriting.”

Transfer Agent	The Bank of New York Mellon (operating with the service name BNY Mellon Shareowner Services).

Listing	We have applied to list our common shares on the New York Stock Exchange under the symbol “AGRO”.

Risk Factors	See “Risk Factors” beginning on page 20 and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common shares.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

SUMMARY HISTORICAL FINANCIAL DATA

The following tables present summary historical financial data of IFH for the periods indicated below. We have derived the summary historical statement of income, cash flow and balance sheet data as of and for the years ended December 31, 2007, 2008 and 2009 from the audited consolidated financial statements of IFH (the “Audited Annual Consolidated Financial Statements”) included elsewhere in this prospectus. We have derived the balance sheet data as of September 30, 2010, as well as the selected historical statement of income and cash flow for the nine-month periods ended September 30, 2009 and 2010 from the audited interim consolidated financial statements of IFH (the “Audited Interim Consolidated Financial Statements”) included elsewhere in this prospectus. We have derived the summary unaudited pro forma consolidated statement of income data for the year ended December 31, 2009 and the nine months ended September 30, 2010 and the summary unaudited pro forma consolidated statement of financial position data as of September 30, 2010 from the Unaudited Pro Forma Financial Information included elsewhere in this Prospectus. The unaudited pro forma consolidated statement of income data has been prepared to illustrate our consolidated results of operations for the year ended December 31, 2009 and the nine months period ended September 30, 2010 to give pro forma effect to the Reorganization, the Reverse Stock Split (as described in “Summary — Recent Developments”) and the acquisition of Dinaluca on August 23, 2010 (the “Dinaluca Acquisition”) as if the Reorganization, the Reverse Stock Split and the Dinaluca Acquisition had been consummated as of January 1, 2009. The unaudited pro forma consolidated statement of financial position data as of September 30, 2010 has been prepared to illustrate our consolidated financial position to give pro forma effect to the Reorganization and the Reverse Stock Split as if they had been completed as of September 30, 2010. The historical results for any prior period presented are not necessarily indicative of our results to be expected for any future period.

The Audited Annual Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Audited Interim Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB, and the interpretations of the IFRIC, including IAS 34, ‘Interim financial reporting’ (“IAS 34”). All IFRS issued by the IASB effective at the time of preparing the Audited Annual Consolidated Financial Statements and the Audited Interim Consolidated Financial Statements have been applied. IFH applied IFRS for the first time for the year ended December 31, 2008 which included comparative information for the years ended December 31, 2007 and 2006. Note 3 to the Audited Annual Consolidated Financial Statements contains the details of IFH’s transition to IFRS and application of IFRS 1, First Time Adoption of IFRS (“IFRS 1”).

You should read the information contained in these tables in conjunction with “Selected Historical Financial Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Presentation of Financial Information” and the Audited Annual Consolidated Financial Statements and the Audited Interim Consolidated Financial Statements and the accompanying notes included elsewhere in this prospectus.

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2010			2009
	Pro Forma	2010	2009	Pro Forma	2009	2008	2007
	(Unaudited)			(Unaudited)
	(In thousands of $)

Statement of Income Data:
Sales of manufactured products and services rendered	173,985	173,917	125,304	184,796	183,386	117,173	69,807
Cost of manufactured products sold and services rendered	(137,219)	(137,169)	(106,407)	(180,965)	(180,083)	(105,583)	(63,519)
Gross profit from manufacturing activities	36,766	36,748	18,897	3,831	3,303	11,590	6,288
Sale of agricultural produce and biological assets	104,969	104,969	84,827	131,391	130,217	127,036	72,696
Cost of agricultural produce sold and direct agricultural selling expenses(1)	(104,969)	(104,969)	(84,827)	(131,391)	(130,217)	(127,036)	(72,696)
Changes in fair value of biological assets and agricultural produce	(76,759)	(76,967)	25,724	72,097	71,668	61,000	26,935
Changes in net realizable value of agricultural produce after harvest	7,311	7,311	8,383	12,787	12,787	1,261	12,746
Gross (loss)/profit from agricultural activities	(69,448)	(69,656)	34,107	84,883	84,455	62,261	39,681
Margin on manufacturing and agricultural activities before operating expenses	(32,682)	(32,908)	53,004	88,714	87,758	73,851	45,969
General and administrative expenses	(41,941)	(41,573)	(41,780)	(52,929)	(52,393)	(45,633)	(33,765)
Selling expenses	(32,844)	(32,836)	(20,603)	(31,764)	(31,169)	(24,496)	(14,762)
Other operating income, net	8,056	8,122	(4,562)	13,335	13,071	17,323	2,238
Excess of fair value of net assets acquired over cost	—	—	—	—	—	1,227	28,979
Share of loss of joint ventures	(220)	(220)	(306)	(294)	(294)	(838)	(553)
(Loss)/profit from operations before financing and taxation	(99,631)	(99,415)	(14,247)	17,062	16,973	21,434	28,106
Finance income	9,364	9,364	7,002	11,553	11,553	2,552	12,925
Finance costs	(29,745)	(28,843)	(21,814)	(36,115)	(34,216)	(50,860)	(12,458)
Financial results, net	(20,381)	(19,479)	(14,812)	(24,562)	(22,663)	(48,308)	467
(Loss)/profit before income tax	(120,012)	(118,894)	(29,059)	(7,500)	(5,690)	(26,874)	28,573
Income tax benefit	29,839	29,347	11,231	5,849	5,415	10,449	59
(Loss)/profit for the year	(90,173)	(89,547)	(17,828)	(1,651)	(275)	(16,425)	28,632
Attributable to:
Equity holders of the parent	(88,367)	(89,545)	(17,825)	(1,608)	(265)	(19,334)	29,170
Non controlling interest	(1,805)	(2)	(3)	(43)	(10)	2,909	(538)
(Losses)/Earnings per share/member unit for (loss)/profit attributable to the equity holders of the parent during the year:
Basic	(1.105)	(0.188)	(0.039)	(0.020)	(0.001)	(0.047)	0.101
Diluted	N/A	N/A	N/A	N/A	N/A	N/A	0.098

	For the Nine Months Ended
	September 30,		For the Year Ended December 31,
	2010	2009	2009	2008	2007

Cash Flow Data:
Net cash used in operating activities	(27,089)	(80,870)	(86,299)	(52,453)	(68,041)
Net cash used in investing activities	(77,473)	(55,798)	(73,894)	(157,489)	(246,905)
Net cash generated from financing activities	85,786	142,941	156,047	213,200	292,353
Other Financial Data:
Adjusted Segment EBITDA (unaudited)(2)
Crops	24,845	10,965	21,120	34,040	27,216
Rice	579	11,578	13,244	13,966	2,014
Dairy	1,543	(365)	484	(2,159)	1,051
Coffee	90	(3,034)	(3,550)	(1,693)	(3,440)
Cattle	2,807	(2,099)	1,525	(761)	(1,188)
Farming subtotal	29,864	17,045	32,823	43,393	25,653
Ethanol, sugar and energy	26,758	(23,800)	(26,903)	(6,979)	(10,146)
Land transformation	—	—	18,839	15,201	33,114
Corporate	(15,649)	(17,120)	(22,262)	(23,077)	(11,435)
Adjusted Consolidated EBITDA	40,973	(23,875)	2,497	28,538	37,186

(1)	Consists of two components: (i) the cost of our sold agricultural produce and/or biological assets as appropriate plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Biological Assets and Agricultural Produce.”

(2)	See “Presentation of Financial and Other Information” for the definition of Adjusted EBITDA and “Selected Consolidated Financial Data” for the reconciliation of Adjusted EBITDA to IFRS measures.

	As of September 30,		As of December 31,
	2010
	Pro Forma	2010	2009	2008	2007
	(Unaudited)
	(In thousands of $)

Statement of Financial Position Data:
Biological assets	124,635	124,635	230,454	125,948	102,562
Inventories	87,718	87,718	57,902	61,221	58,036
Property, plant and equipment, net	751,418	751,418	682,878	571,419	538,017
Total assets	1,279,914	1,279,914	1,269,174	1,028,234	945,047
Non-current borrowings	265,361	265,361	203,134	4,099	62,090
Total borrowings	403,219	403,219	306,781	228,313	159,925
Equity attributable to equity holders of the parent	658,594	672,035	757,076	593,019	567,674
Non controlling interest	13,516	75	80	45,409	49,191

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents summary historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.) You should read the information contained in this table in conjunction with “Presentation of Financial and Other Information.”

	Nine Months Ended
	September 30,		Year Ended December 31,
Sales	2010	2009	2009	2008	2007
	(In $ thousands)

Farming Business	154,282	151,530	216,016	193,038	118,081
Crops	90,008	69,255	92,029	95,987	59,293
Soybean(1)	55,028	38,548	44,116	39,025	26,829
Corn	22,323	10,539	14,654	22,547	11,186
Wheat	3,621	3,697	10,218	15,407	8,310
Sunflower	3,499	3,073	5,517	5,615	1,096
Cotton	2,108	9,093	11,905	5,813	6,941
Other crops(2)	3,429	4,305	5,619	7,580	4,931
Rice(3)	45,436	54,495	69,350	56,925	26,422
Coffee	4,668	8,591	14,265	15,948	7,267
Dairy(4)	10,043	9,172	11,894	14,821	17,841
Cattle(5)	4,127	10,017	28,478	9,357	7,258
Sugar, Ethanol and Energy Business(6)	124,604	58,601	97,587	51,171	24,422
Sugar	49,979	15,483	26,143	20,495	17,133
Ethanol	64,536	37,725	62,811	29,385	7,289
Energy	9,847	5,016	8,216	—	—
Total	278,886	210,131	313,603	244,209	142,503
Land Transformation Business(7)	—	—	18,839	15,201	33,114

	2009/2010	2008/2009	2007/2008
Production	Harvest Year	Harvest Year	Harvest Year
	(In thousands, except for electricity)

Farming Business
Crops (tons)(8)	524,890	317,582	351,787
Soybean (tons)	241,848	96,982	90,724
Corn (tons)	180,613	115,900	153,751
Wheat (tons)	49,592	41,556	61,951
Sunflower (tons)	17,193	22,128	15,841
Cotton (tons)	1,068	9,218	15,748
Other crops (tons)(2)	34,576	31,799	13,772
Rice(9) (tons)	91,723	94,968	98,577
Coffee (tons)(10)	2,110	2,412	3,028

	Nine Months Ended
	September 30,	Year Ended December 31,
	2010	2009		2008	2007

Processed rice(11) (tons)	64,809	108,858		81,804	86,980
Dairy(12) (thousands of liters)	29,299	47,479		43,110	34,592
Cattle (tons)(5)(13)	246	4,149		7,229	6,632
Sugar, Ethanol and Energy Business
Sugar (tons)	166,001	52,968	(14)	67,772	72,372
Ethanol (cubic meters)	134,086	132,492	(14)	70,067	29,375
Energy (MWh exported)	100,079	128,291	(14)	—	—
Land Transformation Business (hectares traded)	—	5,005		4,857	8,714

	2009/2010	2008/2009	2007/2008
Planted Area	Harvest Year	Harvest Year	Harvest Year
	(In hectares, including second harvest)

Farming Business(15)
Crops(16)	168,241	139,518	107,027
Soybean	87,522	63,973	47,408
Corn	27,720	20,200	24,189
Wheat	21,728	18,917	15,792
Sunflower	14,784	16,539	7,775
Cotton	425	3,159	3,478
Other crops(2)	11,501	11,348	3,930
Forage	4,561	5,382	4,454
Rice	18,142	17,258	14,820
Coffee(17)	1,632	1,632	1,632
Total Planted Area	188,015	158,468	123,480
Second Harvest Area	29,119	29,150	25,352
Leased Area	47,709	13,645	14,264
Owned Croppable Area(18)	111,187	115,613	83,864
Cattle Area(19)	87,392	106,375	124,635
Total Productive Area	198,640	221,988	208,499

	Nine Months Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007

Sugar, Ethanol and Energy Business
Sugarcane plantation	54,352	49,470	32,616	22,378
Owned land	9,098	9,085	3,369	1,366
Leased land	45,267	40,385	29,247	21,012
Land Transformation Business
Undeveloped/Undermanaged land put into production (hectares)	—	11,255	33,387	17,591

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes barley, rapeseed and sorghum and farming services.

(3)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(4)	Sales of raw milk and whole milk powder produced in 2007 pursuant to an agreement with a third party.

(5)	In December 2009, we sold 55,543 head of cattle to a third party. The third party currently leases grazing land from us to raise and fatten the cattle, and our payments under the lease are tied to the market price of beef. See “Business — Farming — Cattle Business.”

(6)	Includes sales of sugarcane and other miscellaneous items to third parties of $242 thousand and $377 thousand during the first nine months of 2010 and the first nine months of 2009, respectively and $417 thousand and $1,291 thousand during 2009 and 2008, respectively.

(7)	Represents capital gains from the sale of land.

(8)	Crop production does not include 52,482 tons, 52,960 tons and 53,398 tons of forage produced in the 2009/2010, 2008/2009 and 2007/2008 harvest years, respectively.

(9)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(10)	As of September 30, 2010, the coffee harvest was ongoing and stood at 91% completion.

(11)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(12)	Raw milk produced at our dairy farms.

(13)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.

(14)	Year ended December 31, 2009 production accounts for certain of the sugarcane crop harvested in January 2010 due to a delay in the harvesting process which typically concludes in November/December of each year.

(15)	Includes hectares planted in the second harvest.

(16)	Includes 4,561 hectares, 5,382 hectares and 4,454 hectares used for the production of forage during the 2009/2010, 2008/2009 and 2007/2008 harvest years, respectively.

(17)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.

(18)	Does not include potential croppable areas being evaluated for transformation.

(19)	Comprised of land devoted to raising beef cattle, which is mostly leased to a third party. See “Business — Farming — Cattle Business.”

RISK FACTORS

Investing in our common shares involves a high degree of risk. Before making an investment decision, you should carefully consider the information contained in this prospectus, particularly the risks described below, as well as in our financial statements and accompanying notes. Our business activities, cash flow, financial condition and results of operations could be materially and adversely affected by any of these risks. The market price of our common shares may decrease due to any of these risks or other factors, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.

Risks Related to Our Business and Industries

Unpredictable weather conditions, pest infestations and diseases may have an adverse impact on agricultural production and may reduce the volume and sucrose content of sugarcane that we can cultivate and purchase in a given harvest.

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and price of the agricultural commodities that we sell and use in our business. Adverse weather conditions may be exacerbated by the effects of climate change. The effects of severe adverse weather conditions may reduce yields of our agricultural products. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of insects. Commencing during the middle of 2008 and lasting until the middle of 2009, the areas in which we operate suffered one of the worst droughts of the last 50 to 70 years, which resulted in a reduction of approximately 15% to 40% of our agricultural production per hectare, depending on the affected commodity, compared with our historical averages. In addition, the Pampas Húmedas region in Argentina, where certain of our farms are located, is currently experiencing a drought. If the drought continues, the results of operations of our crops business could be materially and adversely affected.

The occurrence and effects of disease and plagues can be unpredictable and devastating to agricultural products, potentially rendering all or a substantial portion of the affected harvests unsuitable for sale. Our agricultural products are also susceptible to fungus and bacteria that are associated with excessively moist conditions. Even when only a portion of the production is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs have been incurred. Although some diseases are treatable, the cost of treatment is high, and we cannot assure you that such events in the future will not adversely affect our operating results and financial condition. Furthermore, if we fail to control a given plague or disease and our production is threatened, we may be unable to supply our main customers, which could affect our results of operations and financial condition.

Our sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by growers located in the vicinity of our mills. Both sugarcane yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary. Weather conditions have historically caused volatility in the ethanol and sugar industries. Future weather patterns may reduce the amount of sugarcane that we can harvest or purchase, or the sucrose content in such sugarcane, and, consequently, the amount of sugar we can recover in any given harvest. Any reduction in the volume of sugar recovered could have a material adverse effect on our operating results and financial condition.

As a result, we cannot assure you that future severe adverse weather conditions or pest infestations will not adversely affect our operating results and financial condition.

Fluctuation in market prices for our products could adversely affect our financial condition and results of operations.

Prices for agricultural products and by-products, including, among others, sugar, ethanol, grains and coffee, like those of other commodities, have historically been cyclical and sensitive to domestic and international changes in supply and demand and can be expected to fluctuate significantly. In addition, the agricultural products and by-products we produce are traded on commodities and futures exchanges and thus are subject to speculative trading, which may adversely affect us. The prices that we are able to obtain for our agricultural products and by-products depend on many factors beyond our control including:

•	prevailing world commodity prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply;

•	changes in the agricultural subsidy levels of certain important producers (mainly the U.S. and the European Union (“E.U.”)) and the adoption of other government policies affecting industry market conditions and prices;

•	changes to trade barriers of certain important consumer markets (including China, India, the U.S. and the E.U.) and the adoption of other governmental policies affecting industry market conditions and prices;

•	changes in government policies for biofuels;

•	world inventory levels, i.e., the supply of commodities carried over from year to year;

•	climatic conditions and natural disasters in areas where agricultural products are cultivated;

•	the production capacity of our competitors; and

•	demand for and supply of competing commodities and substitutes.

For example, we reported a loss of $117.1 million in the nine-month period ended September 30, 2010 compared to a gain of $36.2 million in the same period in 2009 for our sugarcane business segment in the line item “Initial recognition and Changes in Fair Value of Biological Assets and Agricultural produce.” This loss was generated by a decrease in price estimates used in the discounted cash flow (“DCF”) model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the No. 11 futures contract (“NY11”) quoted on the ICE-NY. Sugar price estimates decreased due to lower sugar market prices. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Nine-month period ended September 30, 2010 as compared to nine-month period ended September 30, 2009.”

Further, there is a strong relationship between the value of our land holdings and market prices of the commodities we produce, which are affected by global economic conditions. A decline in the prices of grains, coffee, sugar, ethanol, or related by-products below their current levels for a sustained period of time could significantly reduce the value of our land holdings and materially and adversely affect our financial condition and results of operations.

Ethanol prices are correlated to the price of sugar and are becoming closely correlated to the price of oil, so that a decline in the price of sugar will adversely affect both our ethanol and sugar businesses, and a decline in the price of oil may adversely affect our ethanol business.

A vast majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, this results in the prices of both products being directly correlated, and the correlation between ethanol and sugar may increase over time. In addition, sugar prices in Brazil are determined by prices in the world market, so that there is a strong correlation between Brazilian ethanol prices and world sugar prices.

Because flex-fuel vehicles, which have become popular in Brazil, allow consumers to choose between gasoline and ethanol at the pump rather than in the showroom, ethanol prices are now becoming increasingly correlated to gasoline prices and, consequently, oil prices. We believe that the correlation among the three products will increase over time. Accordingly, a decline in sugar prices will have an adverse effect on the financial performance of our ethanol and sugar businesses, and a decline in oil prices may have an adverse effect on that of our ethanol business.

The expansion of our business through acquisitions poses risks that may reduce the benefits we anticipate from these transactions.

As part of our business strategy, we have grown primarily through acquisitions. We plan to continue growing by acquiring other farms and production facilities throughout South America. We believe that the agricultural industry and agricultural activity in Argentina and Brazil are highly fragmented and that our future consolidation opportunities will continue to be significant to our growth. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. Our ability to continue to expand our business successfully through acquisitions depends on many factors, including our ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, we could financially overextend ourselves, especially if an acquisition is followed by a period of lower than projected prices for our products.

Acquisitions also expose us to the risk of successor liability relating to actions involving an acquired company, its management or contingent liabilities incurred before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. Any material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition.

To support the acquisitions we hope to make, we may need to implement new or upgraded strategies, systems, procedures and controls for our operations and will face risks, including diversion of management time and focus and challenges associated with integrating new managers and employees. Our failure to integrate new businesses successfully could adversely affect our business and financial performance.

Adverse conditions may create delays in or the suspension of the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments.

As part of our strategy to increase our market share and increase our competitiveness through economies of scale, we are seeking to obtain the necessary licenses to start building the Ivinhema mill, which is expected to commence operations in 2013. See “Business — Sugar, Ethanol and Energy — Our Mills.” Through September 30, 2010, we have invested $38.4 million in this project through the purchase of industrial equipment and 8,363 hectares of land, and we estimate that we will need to invest an additional $690 million to complete the construction of Ivinhema ($230 million of which we expect to raise through the IPO). See “Business — Sugar, Ethanol and Energy — Our Mills.” We cannot assure you that we will be able to borrow the additional funds we will need to complete the project on acceptable terms, or at all.

The Ivinhema project involves various risks, including engineering, construction and regulatory risks, such as obtaining necessary permits and licenses as well as other significant challenges that can suspend the construction of the Ivinhema mill, hinder or delay the project’s scheduled completion date and successful operation or that can result in significant cost increases as well as foreign exchange risks associated with incurring costs in Brazilian Reais. In addition, the Ivinhema mill may not operate at projected capacity or may incur higher operating costs than estimated, and we may not be able to sell the ethanol produced by the Ivinhema mill at competitive prices. If (1) construction is delayed or suspended, (2) we are required to invest more than the budgeted amount to complete the project, (3) we are unable to borrow the funds needed to complete the project on acceptable terms, or at all, (4) we fail to operate the mill or operate it at a lower capacity than we anticipate or (5) we are unable to sell all of the ethanol produced by the mill, our results of operations and financial condition will be materially adversely affected.

A significant increase in the price of raw materials we use in our operations, or the shortage of such raw materials, could adversely affect our results of operations.

Our production process requires various raw materials, including fertilizer, pesticides and seeds, which we acquire from local and international suppliers. We do not have long-term supply contracts for most of these raw materials. A significant increase in the cost of these raw materials, especially fertilizer and agrochemicals, a shortage of raw materials or the unavailability of these raw materials entirely could reduce our profit margin, reduce our production and/or interrupt the production of some of our products, in all cases adversely affecting the results of our operations and our financial condition.

For example, we rely on fertilizers and agrochemicals, many of which are petro-chemical based. As of September 30, 2010, fertilizers and agrochemicals constituted approximately 15% of our cost of production for the 2009/2010 harvest. Worldwide production of agricultural products has increased significantly in recent years, increasing the demand for agrochemicals and fertilizers. This has resulted, among other things, in increased prices for agrochemicals and fertilizers.

Increased energy prices and frequent interruptions of energy supply could adversely affect our business.

We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. Purchases of fuel constituted approximately 11% of our cost of production as of September 30, 2010. We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to big companies and consumers. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work shift basis, resulting in our facilities being shut down during certain work shifts. While some of our facilities utilize different sources of energy, such as firewood and liquefied natural gas, and have attempted to stock their required supplies ahead of higher demand periods, we cannot assure you that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.

We depend on international trade and economic and other conditions in key export markets for our products.

Our operating results depend largely on economic conditions and regulatory policies for our products in major export markets. The ability of our products to compete effectively in these export markets may be adversely affected by a number of factors that are beyond our control, including the deterioration of macroeconomic conditions, volatility of exchange rates, the imposition of greater tariffs or other trade barriers or other factors in those markets, such as regulations relating to chemical content of products and safety requirements. Due to the growing participation in the worldwide agricultural commodities markets by commodities produced in South America, South American growers, including us, are increasingly affected by the measures taken by importing countries in order to protect their local producers. Measures such as the limitation on imports adopted in a particular country or region may affect the sector’s export volume significantly and, consequently, our operating results.

As of April 1, 2010, China has implemented a ban on the import of soybean oil with exceeding amounts of hexane residue, a chemical used in the extraction of soybean oil from oilseeds. This ban has effectively forced us and other Argentine soybean oil producers who utilize hexane out of the market for Chinese imports, impacting the price we can obtain for our soybean oil production. Similarly, the European Union has a zero tolerance policy with respect to the import of genetically modified organisms, or GMOs. See “Some of the agricultural commodities and food products that we produce contain genetically modified organisms.” While the recent drought in Europe has led to the relaxation of these restrictions for certain products, we cannot assure you that we will continue to be able to export any of our products with GMOs to the European Union. If the sale of our products into a particular importing country is adversely affected by trade barriers or by any of the factors mentioned above, the relocation of our products to other consumers on terms equally favorable could be impaired, and our business, financial condition and operating results may be adversely affected.

Our business is seasonal, and our revenues may fluctuate significantly depending on the growing cycle of our crops.

As with any agricultural business enterprise, our business operations are predominantly seasonal in nature. The harvest of corn, soybean and rice generally occurs from January to May. Wheat is harvested from December to January. Coffee and cotton are harvested from June to August, but require processing which takes approximately two to three months. Our operations and sales are affected by the growing cycle of the crops we process and the timing of our harvest sales. In addition, our sugar and ethanol business is subject to seasonal trends based on the sugarcane growing cycle in the center-south region of Brazil. The annual sugarcane harvesting period in the center-south region of Brazil begins in April and ends in December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April), and a degree of seasonality in our gross profit. Seasonality could have a material adverse effect on our business and financial performance. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs. Therefore, our results of operations have varied significantly from period to period and are likely to continue to vary, due to seasonal factors.

Our dairy and beef cattle are vulnerable to diseases.

Diseases among our cattle herds, such as mastitis, tuberculosis, brucellosis and foot-and-mouth disease, can have an adverse effect on the productivity of our dairy cows. Outbreaks of cattle diseases may also result in the closure of certain important markets to our cattle-derived products. Although we abide by national veterinary health guidelines, including laboratory analyses and vaccination, to control diseases among our herds, especially foot-and-mouth disease, we cannot assure you that future outbreaks of cattle diseases will not occur. A future outbreak of diseases among our cattle herds could adversely affect our milk sales and operating results and financial condition.

Our current insurance coverage may not be sufficient to cover our potential losses.

Our production is, in general, subject to different risks and hazards, including adverse weather conditions, fires, diseases and pest infestations, other natural phenomena, industrial accidents, labor disputes, changes in the legal and regulatory framework applicable to us, environmental contingencies and other natural phenomena. Our insurance currently covers only part of the losses we may incur and does not cover losses on crops due to hail storms, fires or similar risks. Furthermore, although we maintain insurance at levels that are customary in our industry, certain types of risks may not be covered by the policies we have for our industrial facilities. Additionally, we cannot guarantee that the indemnification paid by the insurer due to the occurrence of a casualty covered by our policies will be sufficient to entirely compensate us for the damages suffered. Moreover, we may not be able to maintain or obtain insurance of the type and amount desired at reasonable costs. If we were to incur significant liability for which we were not fully insured, it could have a materially adverse effect on our business, financial condition and results of operations.

We may be exposed to material losses due to volatile prices of agricultural products since we do not fully hedge our agricultural products price risk. We also may not be able to realize gains related to price appreciation for hedged positions.

Because we do not hedge 100% of the price risk on our agricultural products, we are unable to have minimum price guarantees for all of our production and are, therefore, exposed to significant risks associated with the prices of agricultural products and their volatility. We are subject to fluctuations in prices of agricultural products that could result in our receiving lower prices for our agricultural products than our production costs. Further, as a commodities producer, we naturally have a long position in agricultural products, which increases our risk of loss if prices of agricultural products decrease. If the prices of agricultural products in respect of which we have entered into hedges increase beyond the prices specified in our various hedging agreements, we would lose some or all of the value of any such increase in prices.

We are also subject to exchange rate risks with respect to hedges we have entered into for our agricultural products because our futures and options positions are valued in U.S. dollars while a portion of our production costs are in the currencies of the countries in which we operate. In addition, if severe weather conditions or any other disaster causes lower production than that which we have already sold in the market, we may suffer material losses in the repurchase of sold contracts.

A reduction in market demand for ethanol or a change in governmental policies reducing the amount of ethanol required to be added to gasoline may adversely affect our business.

Government authorities of several countries, including Brazil and certain states of the United States, currently require the use of ethanol as an additive to gasoline. Since 1997, the Conselho Interministerial do Açúcar e Álcool (the “Sugar and Alcohol Interministerial Council”) of Brazil has set the required blend of anhydrous ethanol to gasoline (currently 25% ethanol to 75% gasoline by volume).

Approximately 32% of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remaining 68% of fuel ethanol is used in flex-fuel vehicles powered by hydrous ethanol alone. Five districts in China require the addition of 10% ethanol to gasoline. Japan is discussing requiring the addition of 3% of ethanol to gasoline and increasing the requirement to 20% by 2030, and nine states and four union territories in India require the addition of 5% of ethanol to gasoline. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. In addition, flex-fuel vehicles in Brazil are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in production and sale of flex-fuel vehicles. Many of these policies and incentives stem from, and are mostly driven by, climate change concerns and the positive perceptions regarding the use of ethanol as a solution to the climate change problem. If such concerns or perception were to change, the legal framework and incentive structure promoting the use of ethanol may be revised, leading to a reduction in the demand for ethanol. In addition, any reduction in the percentage of ethanol required in fuel blended with gasoline or increase in the levels at which flex-fuel vehicles are taxed in Brazil, or any growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business.

Growth in the sale and distribution of ethanol depends in part on infrastructure improvements, which may not occur on a timely basis, if at all.

In contrast to the well-established logistical operations and infrastructure supporting sugar exports, ethanol exports inherently demand much more complex preparation and means of distribution, including outlets from our facilities to ports and shipping to other countries. Substantial infrastructure development by persons and entities outside our control is required for our operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to, additional rail capacity, additional storage facilities for ethanol, increases in truck fleets capable of transporting ethanol within localized markets, expansion of refining and blending facilities to handle ethanol, growth in service stations equipped to handle ethanol fuels, and growth in the fleet of flex-fuel vehicles. Specifically, with respect to ethanol exports, improvements in consumer markets abroad are needed in the number and capacity of ethanol blending industrial plants, the distribution channels of gasoline-ethanol blends and the chains of distribution stations capable of handling fuel ethanol as an additive to gasoline. Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes in or expansion of infrastructure may hurt the demand for or prices of our products, prevent our products’ delivery, impose additional costs on us or otherwise have a serious adverse effect on our business, operating results or financial status. Our business relies on the continuing availability of infrastructure, and any infrastructure disruptions may have a material adverse effect on our business, financial condition and operating results.

We may be harmed by competition from alternative fuels, products and production methods.

Ethanol competes in the biofuel market with other, established fuels such as biodiesel, as well as fuels that are still in the development phase, including methanol and butanol from biomass. Alternative fuels could become more successful than ethanol in the biofuels market over the medium or long term due, for example, to lower production costs, greater environmental benefits or other more favorable product characteristics. In addition, alternative fuels may also benefit from tax incentives or other favorable governmental treatment, from which they may benefit at the expense of ethanol. Furthermore, our success depends on early identification of new developments relating to products and production methods and continuous expansion and preservation of our existing expertise in order to ensure that our product range keeps pace with technological change. Competitors may gain an advantage over us by, for example, developing or using new products and production methods, introducing new products to the market sooner than we do, or securing exclusive rights to new technologies, thereby significantly harming our competitive position.

A substantial portion of our assets is farmland that is highly illiquid.

We have been successful in partially rotating and monetizing a portion of our investments in farmland. During the last eight years, we have executed transactions for the purchase and disposition of land for over $425 million. Owning of a significant portion of the land we operate is a key part of our business model. However, agricultural real estate is generally an illiquid asset. As a result, it is unlikely that we will be able to adjust our owned agricultural real estate portfolio promptly in response to changes in economic and business conditions. Illiquidity in local market conditions may adversely affect our ability to complete dispositions, to receive proceeds generated from any such sales or to repatriate any such proceeds.

We lease or have agriculture partnerships relating to a significant portion of our sugarcane plantations.

Currently, approximately 83% of our area of sugarcane plantations is leased or is subject to agriculture partnership agreements, for periods of an average of six to twelve years. We cannot guarantee that these leases or agriculture partnerships will be renewed after their respective terms. Even if we are able to renew these agreements, we cannot guarantee that such renewals will be on terms and conditions satisfactory to us. Any failure to renew the leases or agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.

We may be subject to labor disputes from time to time that may adversely affect us.

Our employees are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements which are subject to periodic renegotiation. We may not successfully conclude our labor negotiations on satisfactory terms, which may result in a significant increase in the cost of labor or may result in work stoppages or labor disturbances that disrupt our operations. For example, a short-lived strike at UMA in 2009 resulted in a plant stoppage which, when coupled with the adverse weather conditions during the harvest season, resulted in a reduction of 16,000 tons of sugarcane that otherwise would have been milled during the 2009 fiscal year, with an estimated impact of less than $100,000 to our operating results. Cost increases, work stoppages or disturbances that result in substantial amounts of raw product not being processed could have a material and adverse effect on our business, results of operations and financial condition.

We are subject to extensive environmental regulation, and concerns regarding climate change may subject us to even stricter environmental regulations.

Our activities are subject to a broad set of laws and regulations relating to the protection of the environment. Such laws include compulsory maintenance of certain preserved areas within our properties, management of pesticides and associated hazardous waste and the acquisition of permits for water use and effluents disposal. In addition, the storage and processing of our products may create hazardous conditions. We could be exposed to criminal and administrative penalties in addition to the obligation to remedy the adverse affects of our operations on the environment and to indemnify third parties for damages. Environmental laws and their enforcement are becoming more stringent in Argentina and Brazil increasing the risk of and penalties associated with violations, which could impair or suspend our operations or projects (e.g., the Ivinhema mill licensing), and our operations expose us to potentially adverse environmental legislation and regulation. Failure to comply with past, present or future laws could result in the imposition of fines, third party claims, and investigation by the environmental authorities and competent public attorney office. For example, the perceived effects of climate change may result in additional legal and regulatory requirements to reduce or mitigate the effects of our industrial facilities’ emissions. Such requirements, if enacted, could increase our capital expenditures and expenses for environmental compliance in the future, which may have a material and adverse effect on our business, results of operations and financial condition. Moreover, the denial of any permit that we have requested, or the revocation of any of the permits that we have already obtained, may have an adverse effect on our results of operations.

Some of the agricultural commodities and food products that we produce contain genetically modified organisms.

Our soybean, corn and cotton products contain GMOs in varying proportions depending on the year and the country of production. The use of GMOs in food has been met with varying degrees of acceptance in the markets in which we operate. The United States, Argentina and Brazil, for example, have approved the use of GMOs in food products, and GMO and non-GMO grain in those countries is produced and frequently commingled during the grain origination process. Elsewhere, adverse publicity about genetically modified food has led to governmental regulation limiting sales of GMO products in some of the markets in which our customers sell our products, including the European Union. It is possible that new restrictions on GMO products will be imposed in major markets for some of our products or that our customers will decide to purchase fewer GMO products or not buy GMO products at all, which could have a material adverse effect on our business, results of operations, financial condition or prospects.

If our products become contaminated, we may be subject to product liability claims, product recalls and restrictions on exports that would adversely affect our business.

The sale of food products for human consumption involves the risk of injury to consumers. These injuries may result from tampering by third parties, bioterrorism, product contamination or spoilage, including the presence of bacteria, pathogens, foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling or transportation phases.

We cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image, and we could also incur significant legal expenses. Moreover, claims or liabilities of this nature might not be covered by any rights of indemnity or contribution that we may have against others, which could have a material adverse effect on our business, results of operations or financial condition.

We may be adversely affected by unfavorable outcomes in pending legal proceedings.

We are involved in a significant number of tax, civil and labor proceedings, which we estimate involve claims against us aggregating $0.9 million in Argentina and $28.6 million in Brazil, and as to which, at September 30, 2010, we recorded a provision totaling $0.4 million in Argentina and $3.7 million in Brazil (including judicial deposits in an aggregate amount of $0.8 million in Brazil). We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

Our principal shareholders have the ability to direct our business and affairs, and their interests could conflict with yours.

As of the date of this prospectus, our principal shareholders are the beneficial owners of 22.4% of our common shares (after giving effect to this offering and, assuming it is consummated, the Al Gharrafa

Transaction (see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company”)). As a result of this significant influence over us, our principal shareholders may be able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and the payment of dividends by us. The interests of our principal shareholders may differ from, and could conflict with, those of our other shareholders.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Since we adopted IFRS in 2006 and prepared our first IFRS financial statements in 2008, we have had to face many challenging and complex accounting and financial reporting issues, including ongoing controls remediation and systems re-engineering and development. As a private company, except pursuant to contractual obligations, we were not required to produce annual or quarterly periodic reporting in the past. Improving internal control over financial reporting and mitigating the risks presented by significant deficiencies and other control deficiencies in our financial reporting processes continue to be top priorities. In the course of preparing our financial statements for the years ended December 31, 2009 and 2008 and our interim financial statements for the nine months ended September 30, 2010, we identified several significant deficiencies related to internal control issues, on which management has taken action as further explained below, primarily the need for improvement in our information technology general controls and the need to enhance monitoring controls within financial operations and reporting functions. Some of these issues persisted throughout 2009 and continued to present challenges for us in 2010. While we believe we have made progress in the remediation of internal control issues that have been identified, these will continue to pose significant risks to our financial reporting process until fully remediated.

As we continue our remediation activities, we may identify additional internal control issues. As part of this remediation plan, we began a more comprehensive review of our internal control environment in order to be ready to comply with Section 404 of the Sarbanes Oxley Act of 2002 for the 2011 annual filing. This review included an assessment of the design and effectiveness of our internal control environment under the COSO framework, an initiative to improve information technology general controls, and remedial actions needed to address any issues identified in the course of these reviews. This review is expected to continue throughout 2010 and 2011 and contemplates the implementation of several planned system enhancements to our accounting, financial reporting and operational infrastructure. We believe that this process will provide consistency in evaluations and verification of the appropriateness and completeness of our remediation activities. We will regularly monitor and report on our remediation progress to senior management, our board of directors, our external auditors and to the market, if material weaknesses are identified.

We intend to evaluate our internal controls over financial reporting in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and rules and regulations of the SEC thereunder, which we refer to as “Section 404.” The process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. Based on our current internal control issues, during the course of our testing, we may identify other significant deficiencies of which we are not currently aware.

If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting and we may be required to incur costs in improving our internal controls.

In addition, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and possibly, harm our results of operations, and lead to a decline in the trading price of our common shares.

The historical and pro forma financial information in this prospectus may not accurately predict our costs of operations in the future.

The historical financial information in this prospectus does not reflect the added costs we expect to incur as a public company. In preparing our pro forma financial information, we have given effect to the Reorganization described in “Business — Corporate Structure and Reorganization,” the Reverse Stock Split described in “Summary — Recent Developments” and the acquisition of all of the outstanding shares of Dinaluca. For more information regarding historical financial information prior to the Reorganization and pro forma financial information, see “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Audited Annual Consolidated Financial Statements and the Audited Interim Consolidated Financial Statements included elsewhere in this prospectus.

IFRS accounting standards require us to make numerous estimates in the compilation and preparation of our financial results and limit the comparability of our financial statements to similar issuers using U.S. GAAP.

IFRS accounting standards for agricultural companies require that we make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets with a production cycle lasting more than one year (i.e., sugarcane, coffee and cattle) generated initial recognition and changes in fair value of biological assets amounting to $52.9 million for the year ended December 31, 2009 (2008: $25 million; 2007: $4.9 million). For 2009, an amount of $29.8 million (2008: $29.6 million; 2007: $14.8 million) was solely attributable to price changes (see note 10 to the Audited Annual Consolidated Financial Statements). In addition, the impact of price estimates on our results is evidenced most recently in our sugarcane business due to changes in the market price of sugar. For example, we reported a loss of $117.1 million in the nine-month period ended September 30, 2010 compared to a gain of $36.2 million in the same period in 2009 for our sugarcane business segment in the line item “Initial recognition and Changes in Fair Value of Biological Assets and Agricultural produce” due principally to the decrease in the market price of sugar. These assumptions and estimates, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

Proposed new IFRS standards and amendments may have a significant effect on our financial statements.

The International Accounting Standards Board (IASB) generally reviews its own existing standards to enhance their clarity and consistency. Recently, the IASB published an exposure draft on leases, which would transform lease accounting from the existing accounting model to one under which a lessee’s rights and obligations under all leases, existing and new, would be capitalized on the balance sheet. These changes are especially relevant to companies that are significant users of real estate. A standard in final form is expected in mid 2011, and could require adoption as early as 2012.

We currently lease a significant amount of farmland and may increase the amount of leased land in the future based on our business needs. The adoption of the above-mentioned standard as currently drafted may have a significant impact on our operating results, financial ratios, and potentially our debt covenants. We are currently in the process of analyzing the potential impact of the issuance of this proposed standard. There can be no assurance as to the date of final completion of the standard or whether the final standard will be substantially equivalent to the current draft form.

We have a history of operating losses and negative cash flows, which may continue and adversely affect our ability to meet our business and growth objectives.

We have incurred losses and recorded negative cash flows in recent years. Our cash flow from operations have been significantly affected by the start-up costs associated with our overall investments to expand our Sugar, Ethanol and Energy business segment in Brazil. Although our net cash used in operating activities has decreased from $(80.9) million in September 2009 to $(27.1) million in September 2010, and although we anticipate our Brazilian operations to become profitable once the Angélica mill achieves full capacity and with the completion of our sugarcane cluster project, it is possible that we will record losses and negative cash flows in some future periods, and we cannot assure you that our losses will not increase in the future or, in the event that we do have profits, that we will be able to sustain our operating cash flow.

In the recent past, we have financed our business operations and expansion plans with debt and equity issuances since our cash flow from operations was insufficient to provide the necessary capital to fund our operations and investment plans. As of September 30, 2010, we have recorded an accumulated $418.7 million in cash from subscriptions for new equity capital from accredited private investors since 2007. In addition, during the same period we incurred $328.7 million in net short-term and long-term loans. We have a need for working capital to fund our operations and investment plans. If we are unable to receive new equity investments or obtain loans, we will not be able to fund our capital expenditures as originally planned and we will be required to change our business plans. Our current cash reserves and net cash flow from operations expected during the near future will be insufficient to fund our investment plans. We expect to fund these requirements with further investments in the form of debt, cash flow from operations, disposition of transformed farmland and/or subsidiaries or equity capital such as through this IPO. We cannot assure you, however, that we will be able to identify a financing source or sources, and if we do, whether the terms of such financing will be acceptable or commercially reasonable.

Certain of our subsidiaries have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.

Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. As of September 30, 2010, we had $403.2 million of debt outstanding on a consolidated basis, all of which was incurred by our subsidiaries and not guaranteed by Adecoagro S.A. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flow from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and other business purposes, making it more difficult for them to satisfy all of their debt obligations, increasing their cost of borrowing to satisfy business needs and limiting their ability to obtain additional financing.

The substantial level of indebtedness borne by certain of our subsidiaries also affects the amount of cash available to them to pay as dividends, increasing our vulnerability to economic downturns or other adverse developments relative to competitors with less leverage; and limiting our ability to obtain additional financing on their behalf for working capital, capital expenditures, acquisitions or other corporate purposes in the future.

The terms of the indebtedness of, and past breaches of financial ratio covenants by, certain of our subsidiaries impose significant restrictions on their operating and financial flexibility.

The debt instruments of certain of our subsidiaries contain customary covenants including limitations on their ability to, among other things, incur or guarantee additional indebtedness; make restricted payments, including dividends and prepaying indebtedness; create or permit certain liens; enter into business combinations and asset sale transactions; make investments, including capital expenditures; and enter into new businesses. Certain of these debt instruments are also secured by various collateral including mortgages on certain farms, pledges of subsidiary stock and liens on certain facilities, equipment and accounts. Certain of these debt instruments also contain cross-default provisions, where a default on one loan by one subsidiary could result in lenders of otherwise performing loans declaring a default on the otherwise performing loans. For more information regarding the covenants, collateral, and cross-default provisions of our subsidiaries’

indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness.” These restrictions could limit our subsidiaries’ ability to obtain future financing, withstand a future downturn in business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Moreover, by reducing the level of dividends we may receive, such indebtedness places limits on our ability to make acquisitions or needed capital expenditures or to pay dividends to our shareholders.

The terms of certain of our subsidiaries’ debt instruments contain financial ratio covenants, limitations on their levels of debt and capital expenditures and requirements on maintaining various levels of EBITDA. During 2008, 2009 and again in the first quarter of 2010, certain of our operating subsidiaries in Argentina and Brazil breached certain financial ratio covenants under their debt instruments, and subsequently entered with the lenders into amendments to redefine the terms of such financial ratio covenants. The financial ratio covenants we are currently required to meet, some of which are measured on a combined basis aggregating results of the borrowing subsidiaries and others which are measured on an individual debtor basis, include, among others, debt service coverage, minimum liquidity and leverage ratios. For detailed information regarding the financial ratio covenants, limitations on levels of debt and capital expenditures and requirements on EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness.”

The failure by our subsidiaries to maintain applicable financial ratios, in certain circumstances, would prevent them from borrowing additional amounts and could result in a default under such indebtedness. If we or our subsidiaries are unable to repay those amounts, the affected lenders could initiate bankruptcy-related proceedings or enforce their rights to the collateral securing such indebtedness, which would have a material and adverse effect on our business, results of operations and financial condition. For detailed information regarding the terms of our subsidiaries’ indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness.”

Fluctuations in interest rates could have a significant impact on our results of operations, indebtedness and cash flow.

As of September 30, 2010, approximately 69% of our total financial debt was subject to variable interest rates and 31% was subject to fixed interest rates. As of September 30, 2010, the variable-rate interest bearing indebtedness of our Argentine subsidiaries had a rate of LIBOR plus 5%, and the variable-rate interest bearing indebtedness of our Brazilian subsidiaries had a rate of LIBOR or other country-specific rates such as the Taxa de Juros de Longo Prazo (“TJLP”) or Certificado de Depósito Interbancario (“CDI”) plus spreads ranging between 2.6% and 8.6%. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. Currently, our variable interest rate exposure is mainly linked to the LIBOR rate plus specified spreads. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase even though the amount of borrowings remained the same, and our net income could be adversely affected. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risks.”

We occasionally use interest rate swaps and forward interest rate contracts to reduce interest rate volatility and funding costs associated with certain debt issues and to achieve a desired proportion of variable- versus fixed-rate debt, based on current and projected market conditions. We have not applied hedge accounting to these transactions and may not do so in the future. Therefore, changes in the fair value of these derivative instruments can result in a non-cash charge or gain being recognized in our financial results for a period preceding the period or periods in which settlement occurs under the derivative instruments and interest payments are made. Changes or shifts in interest rates can significantly impact the valuation of our derivatives and therefore could expose us to substantial mark-to-market losses or gains if interest rates fluctuate materially from the time when the derivatives were entered into. Accordingly, fluctuations in interest rates may impact our financial position, results of operations, and cash flows. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risks.”

We may not be able to renew our credit lines when they mature, depriving us of needed liquidity.

Certain of our subsidiaries rely substantially on existing credit lines to support their operations and business needs through the agricultural harvest cycle. If we are unable to renew these credit lines when they expire, or if we cannot replace such credit lines with other borrowing facilities, our financial condition and results of operations may be adversely affected.

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could materially increase our U.S. federal income tax liability and subject any dividends we pay to U.S. federal withholding tax.

We acquired approximately 98% of IFH, a holding company which is a partnership for U.S. federal income tax purposes organized under the laws of Delaware, immediately prior to the IPO in exchange for our stock. Under U.S. Internal Revenue Code section 7874(b), we would be treated as a U.S. domestic corporation if we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and former members of IFH were deemed to own at least 80% of our stock by reason of the transfer of those trade or business assets (ignoring stock issued in this IPO for purposes of the 80% threshold). Although we and our subsidiaries conduct no direct business activity in the United States and our U.S. tax counsel is of the opinion that our acquisition of IFH should not be subject to the rules above, those rules are unclear in certain respects and there is limited guidance on the application of the rules to partnership acquisitions. Accordingly, we cannot assure you that the IRS will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability and require us to withhold tax from any dividends we pay. See “Taxation.”

Risks Associated with the Countries in which We Operate

We operate our business in emerging markets. Our results of operations and financial condition are dependent upon economic conditions in those countries in which we operate, and any decline in economic conditions could harm our results of operations or financial condition.

All of our operations and/or development activities are in South America. As of September 30, 2010, based on the net book value of our combined investment property and property, plant and equipment, approximately 34% of our assets were located in Argentina, 63% in Brazil and 3% in Uruguay. During the same period, 48% of our combined sales of manufactured products and services rendered and sales of agricultural produce and biological assets were attributable to our Argentine operations, 50% were attributable to our Brazilian operations and 2% were attributable to our Uruguayan operations. We sell our products and produce and offer services to a large base of customers across the countries in which we operate. On a consolidated basis, the customers for our crops business are primarily located in Argentina, where more than 56% of our crop sales are concentrated in six crop exporters. Our customers for our cattle business are dispersed throughout Argentina and the customer for our dairy business is usually our joint venture company La Lácteo S.A. Our customers for our ethanol and sugar businesses are mainly concentrated in a few customers located in Brazil. We expect that in the future we will have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.

In particular, fluctuations in the economies of Argentina and Brazil and actions adopted by the governments of those countries have had and may continue to have a significant impact on companies operating in those countries, including us. Specifically, we have been affected and may continue to be affected by inflation, increased interest rates, fluctuations in the value of the Argentine Peso and Brazilian Real against foreign currencies, price and foreign exchange controls, regulatory policies, business and tax regulations and in general by the political, social and economic scenarios in Argentina and Brazil and in other countries that may affect Argentina and Brazil.

The economies of the countries in which we operate may be adversely affected by the deterioration of other global markets.

Financial and securities markets in the countries in which we operate are influenced, to different degrees, by the economic and market conditions in other countries, including other South American and emerging market countries and other global markets. Although economic conditions in these countries may differ significantly from economic conditions in the countries in which we operate, investors’ reactions to developments in these other countries, such as the recent developments in the global financial markets, may substantially affect the capital flows into, and the market value of securities of issuers with operations in, the countries in which we operate. A crisis in other emerging market countries could dampen investor enthusiasm for securities of issuers with South American operations, including our common shares. This could adversely affect the market price for our common shares, as well as make it difficult for us to access capital markets and obtain financing for our operations in the future, on acceptable terms or under any conditions.

A significant deterioration in the economic growth of any of the main trading partners of Brazil or Argentina could have a material impact on the trade balance of those countries and could adversely affect their economic growth.

In 2008, the global financial crisis had an adverse impact on global economic conditions. Even though by the end of 2009 and beginning of 2010 the world economies showed certain signs of recovery, it is yet uncertain how the current financial crisis will impact the countries in which we operate, which could include a reduction in exports, a decline in tax revenues and a reduced ability to access international capital markets.

Governments have a high degree of influence in the economies in which we operate, which could adversely affect our results of operations or financial condition.

Governments in many of the markets in which we currently or may in the future operate frequently intervene in their respective economies and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. We have no control over, and cannot predict, what measures or policies governments may take in the future. The results of operations and financial condition of our businesses may be adversely affected by changes in governmental policy or regulations in the jurisdictions in which they operate that impact factors such as:

•	labor laws;

•	economic growth;

•	currency fluctuations;

•	inflation;

•	exchange and capital control policies;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	monetary policy;

•	liquidity and solvency of the financial system;

•	developments in trade negotiations through the World Trade Organization or other international organizations;

•	environmental regulations;

•	tax laws, including royalties and the effect of tax laws on distributions from our subsidiaries;

•	restrictions on repatriation of investments and on the transfer of funds abroad;

•	expropriation or nationalization;

•	import/export restrictions or other laws and policies affecting foreign trade and investment;

•	price fixing regulations;

•	restrictions on land use or agricultural commodity production; and

•	other political, social and economic developments, including political, social or economic instability, in or affecting the country where each business is based.

Uncertainty over whether governments will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty and heightened volatility in the securities markets, which may have a material and adverse effect on our business, results of operations and financial condition.

Currency exchange rate fluctuations relative to the U.S. dollar in the countries in which we operate our businesses may adversely impact our results of operations and financial condition.

We operate exclusively outside the United States, and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. Our exposure to currency exchange rate fluctuations results from the translation exposure associated with the preparation of our consolidated financial statements, the transaction exposure associated with generating revenues and incurring expenses in different currencies and the devaluation of local currency revenues impairing the value of investments in U.S. dollars. While the consolidated financial statements presented herein are, and our future consolidated financial statements will be, presented in U.S. dollars, the financial statements of our subsidiaries are prepared using the local currency as the functional currency and translated into U.S. dollars by applying: (i) a period-end exchange rate for assets and liabilities; and (ii) an average exchange rate for the period for income and expenses. Resulting exchange differences arising from the translation to our presentation currency are recognized as a separate component of equity. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. Accordingly, fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and have a material adverse effect on our results of operations and financial condition.

After reaching a high of Ps.3.87 per $1 in June 2002, the exchange rate of the Peso to the Dollar has remained relatively stable. However, the increasing level of inflation is generating pressure for further depreciation of the Peso. The Peso depreciated 2.27% against the U.S. dollar in 2007, 9.49% in 2008 and 10.40% in 2009. It is impossible to predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.

The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Currently, the value of the Real against foreign currencies is determined under a free-floating exchange rate regime. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real appreciated 16.9% against the U.S. dollar in 2007, depreciated 31.6% in 2008 and appreciated 25.4% in 2009. Against the euro, the Real appreciated 7.5% in 2007, depreciated 24.1% in 2008 and appreciated 22.6% in 2009. On March 31, 2010, the Real/U.S. dollar exchange rate was R$1.781 per U.S. dollar, and the Real/euro exchange rate was R$2.41 per euro, as reported by the Central Bank of Brazil. We cannot predict whether the Brazilian Central Bank will continue to let the Real float freely. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. We cannot assure you that the Brazilian government will not in the future impose a band within which the Real/U.S. dollar exchange rate could fluctuate or set a fixed exchange rate, nor can we predict what impact such an event might have on our financial condition or results of operations.

Future fluctuations in the value of the local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be adversely affected. For additional information regarding currency fluctuations, see “Exchange Rates.”

Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.

In the past, high levels of inflation have adversely affected the economies and financial markets of some of the countries in which we operate, particularly Argentina and Brazil, and the ability of their governments to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. A portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. Inflation in Argentina or Brazil, without a corresponding Peso or Real devaluation could result in an increase in our operating costs without a commensurate increase in our revenues, which could adversely affect our financial condition and our ability to pay our foreign denominated obligations.

After several years of price stability in Argentina, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. In 2003, inflation decreased significantly and stabilized. However, since 2004, encouraged by the pace of economic growth, according to the Instituto Nacional de Estadísticas y Censos (Argentine Statistics and Census Agency, or “INDEC”), the consumer price index increased by 6.1% in 2004, 12.3% in 2005, 9.8% in 2006, 8.5% in 2007, 7.2% in 2008 and 7.7% in 2009; while the wholesale price index went up 7.9% in 2004, 10.6% in 2005, 7.2% in 2006, 14.6% in 2007, 8.8% in 2008 and 10.3% in 2009. The accuracy of the measurements of the INDEC is in doubt, and the actual consumer price index and wholesale price index could be substantially higher than those indicated by the INDEC. For example, according to a research center of the University of Buenos Aires, School of Economics, the consumer price index increased by 10.7% (rather than 9.8%) in 2006, 25.7% (rather than 8.5%) in 2007, 23.0% (rather than 7.2%) in 2008 and 15.0% (rather than 7.7%) in 2009. See “— Risks Related to Argentina — There are concerns about the accuracy of the INDEC’s measurements.”

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.7% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, as measured by the General Market Price Index (Índice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 13.25% in 2006, 11.25% in 2007, 13.75% in 2008 and 8.75% in 2009, as determined by the COPOM. If inflation in Brazil increases, the Brazilian government may choose to increase the SELIC interest rate.

Argentina and/or Brazil may experience high levels of inflation in the future, which may impact domestic demand for our products. Inflationary pressures may also weaken investor confidence in Argentina and/or Brazil, curtail our ability to access foreign financial markets and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on us. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If the countries in which we operate experience high levels of inflation in the future and price controls are imposed, we may not be able to adjust the rates we charge our customers to fully offset the impact of inflation on our cost structures, which could adversely affect our results of operations or financial condition.

Depreciations of the Peso or the Real relative to the U.S. dollar or the euro may also create additional inflationary pressures in Argentina or Brazil that may negatively affect us. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations also reduce the U.S. dollar or euro value of dividends and other distributions on our shares and the U.S. dollar or euro equivalent of the market price of our shares. Any of the foregoing might adversely affect our business, operating results, and cash flow, as well as the market price of our common shares.

Conversely, in the short term, a significant increase in the value of the Peso or the Real against the U.S. dollar would adversely affect the respective Argentine and/or Brazilian government’s income from exports. This could have a negative effect on gross domestic product (“GDP”) growth and employment and could also reduce the public sector’s revenues in those countries by reducing tax collection in real terms, as a portion of public sector revenues are derived from the collection of export taxes.

Disruption of transportation and logistics services or insufficient investment in public infrastructure could adversely affect our operating results.

One of the principal disadvantages of the agricultural sector in the countries in which we operate is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of agriculture as a whole in the countries in which we operate and of our operations in particular. Improvements in transportation infrastructure are likely to be required to make more agricultural production accessible to export terminals at competitive prices. A substantial portion of agricultural production in the countries in which we operate is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Our dependence on truck transportation may affect our position as a low-cost producer so that our ability to compete in the world markets may be impaired.

Even though road and rail improvement projects have been considered for some areas of Brazil, and in some cases implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis, if at all. Any delay or failure in developing infrastructure systems could reduce the demand for our products, impede our products’ delivery or impose additional costs on us. We currently outsource the transportation and logistics services necessary to operate our business. Any disruption in these services could result in supply problems at our farms and processing facilities and impair our ability to deliver our products to our customers in a timely manner.

Risks Related to Argentina

Argentine economic and political conditions and perceptions of these conditions in the international market may have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our results of operations and financial condition.

A significant portion of our operations, properties and customers are located in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Between 2001 and 2003 Argentina experienced a period of severe political, economic and social crisis. In 2002, the enactment of Law No. 25,561 (the “Public Emergency Law”) ended more than a decade of uninterrupted Peso/Dollar parity, and the value of the Peso against the U.S. Dollar has fluctuated significantly since then. See “Exchange Rates.”

Although general economic conditions in Argentina have recovered significantly during the past years, there is uncertainty as to whether this growth is sustainable. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine Peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. The global economic crisis of 2008 has led to a sudden economic decline, accompanied by political and social unrest, inflationary and Peso depreciation pressures and lack of consumer and investor confidence. According to the INDEC, Argentina’s GDP, in real terms, grew by 8.7% in 2007, 6.8% in 2008 and 0.9% in 2009. See “There are concerns about the accuracy of the INDEC’s measurements” and “Risks Associated with the Countries in which We Operate — Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations” in this section. We cannot assure you that GDP will increase or remain stable in the future. Even though during the last quarter of 2009 and the first half of 2010 the Argentine economy has begun to slightly overcome the economic slowdown, there is uncertainty as to whether Argentina may regain economic growth. The recent economic crisis in Europe, beginning with the financial crisis in Greece, Spain, Italy and Portugal, the international demand for Argentine products, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors, a stable and relatively low rate of inflation and the future political uncertainties, among other factors, may affect the development of the Argentine economy.

The economy of Argentina may be affected by its government’s limited access to financing from international markets.

Argentina has very limited access to foreign financing. As of December 31, 2001, Argentina’s total public debt amounted to $144.5 billion. In 2002, Argentina defaulted on over $81.8 billion in external debt to bondholders. In addition, since 2002, Argentina suspended payments on over $15.7 billion in debt to multilateral financial institutions (e.g. International Monetary Fund and the Paris Club) and other financial institutions. In 2006, Argentina cancelled all its outstanding debt with the International Monetary Fund totalling approximately $9.5 billion, and through various exchange offers made to bondholders between 2004 and 2010, restructured over $74 billion of the defaulted debt. As of June 30, 2010, the Argentine government was still in default with respect of over $7 billion of debt to bondholders. As of such date, Argentina’s total public debt amounts to $156.7 billion (excluding the debt in default to bondholders). Argentina is currently negotiating the cancellation of all its outstanding debt with the Paris Club, amounting to $5.9 billion as of June 30, 2010.

Due to the lack of access to the international capital markets, the Argentine government continues to use the Argentine Central Bank’s foreign-currency reserves for the payment of Argentina’s current debt, which could result in additional attachments or injunctions relating to assets of the Argentine Central Bank or Argentina. In addition, the reduction of the Argentine Central Bank’s reserves may weaken Argentina’s ability to overcome economic deterioration in the future. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could adversely affect Argentina’s economic growth and public finances, which could, in turn, adversely affect our operations in Argentina, our financial condition or the results of our operations.

The lack of financing for Argentine companies may have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.

The prospects for Argentine companies accessing financial markets are limited in terms of the amount of the financing available and the conditions and costs of such financing. The default on the Argentine sovereign debt and the global economic crisis have significantly limited the ability of Argentine companies to access international financial markets.

In addition, in November 2008, the Argentine congress passed a law eliminating the private pension fund system and transferring all retirement and pension funds held by the pension fund administrators (Administradoras de Fondos de Jubilaciones y Pensiones, or “AFJPs”) to the National Social Security Administrative Office (Administración Nacional de la Seguridad Social, or “ANSES”). Because the AFJPs had been the major institutional investors in the Argentine capital markets, the nationalization of the pension fund system has led to a reduction of the liquidity available in the local Argentine capital markets. As of September 30, 2010, our subsidiaries in Argentina have relied on local Argentine financing for 8.1% of our total indebtedness. Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina and, therefor, may have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.

There are concerns about the accuracy of the INDEC’s measurements.

In January 2007, the INDEC modified its methodology used in calculating the consumer price index. At the same time, the Argentine government also replaced several key personnel at the INDEC, prompting complaints of government interference from the technical staff at the INDEC. In addition, the IMF requested that the government clarify its inflation rates. In June 2008, the INDEC published a new consumer price index that eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations.

The new index has been criticized by economists and investors after its initial report found prices rising well below expectations. These events have affected the credibility of the consumer price index published by INDEC, as well as other indices published by INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real GDP. See “Risks Associated with the Countries in which We Operate — Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.”

If it is determined that it is necessary to correct the consumer price index and other INDEC indices, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a materially adverse effect on our ability to access international credit markets at market rates to finance our operations.

Government intervention in Argentina may have a direct impact on our prices and sales.

The Argentine government has in the past set certain industry market conditions and prices. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. In 2005, the Argentine government adopted measures in order to increase the domestic availability of beef and reduce domestic prices. The export tax rate was increased and a minimum weight requirement for animals to be slaughtered was established. In March 2006, sales of beef products to foreign markets were temporarily suspended until prices decreased. Furthermore, in 2007 the Argentine government significantly increased export tax rates on exports of crops. A number of restrictions are also imposed on the grain and oilseed markets that essentially limit the access of traders to exports, resulting in a disparity between domestic and world prices. We cannot assure you that the Argentine government will not interfere in other areas by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate the prices of all our Argentine products in the future or that the prices or other market conditions that the Argentine government might impose will allow us to freely negotiate the prices of our products, which could have a material and adverse effect on our business, results of operations and financial condition.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

During the Argentine economic crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and have heightened political tensions. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the Argentine economy, and thereby our business, results of operations and financial condition.

Disputes between the Argentine government and the agricultural sector may adversely affect the Argentine economy and our business.

In 2008, the Ministry of Economy and Public Finance issued a resolution which applied variable export tariffs (retenciones móviles) to the agricultural sector, thereby increasing the tariffs applicable to such exports.

The resolution caused a strong reaction by organizations and individuals related to the agricultural sector, who considered the increase a direct confiscation of their private property. This reaction was publicly evidenced by large-scale demonstrations all over the country, resulting in the largest agricultural strike in Argentina’s history, which included road blocks by strikers to prevent traffic of any freight related to agricultural production. As a consequence, markets reacted adversely, causing a recession in local demand and a disruption in the local financial markets. After a serious institutional crisis between the Argentine congress and the executive branch, the Argentine government issued decrees limiting the effectiveness of the original resolution. However, we cannot assure you that the government’s dispute with the agricultural sector will not resume or whether a similar reaction or conflict with the same sector will not arise. Although, to date, the dispute has not materially affected us, we cannot assure you that a similar dispute will not arise and, if it were to arise, that it will not have a material and adverse effect on our business, results of operations and financial condition in the future.

The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, the employees and labor organizations have begun again demanding significant wage increases. It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

An increase in export duties and controls may have an adverse impact on our sales.

Since 2002, the Argentine government has imposed duties on the exports of various primary and manufactured products, including some of our products. During the last eight years, such export taxes have undergone significant increases, reaching a maximum of 35%. See “Regulatory and Environmental Overview — Argentina — Taxes — Export Taxes.” We cannot assure you that there will not be further increases in the export taxes or that other new export taxes or quotas will not be imposed. Imposition of new export taxes or quotas or a significant increase in existing export taxes or the application of export quotas could adversely affect our financial condition or results of operations.

Exchange controls could restrict the inflow and outflow of funds in Argentina.

In 2001 and 2002, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and stringent restrictions on the outflow of foreign currency from Argentina, including for purposes of paying principal and interest on debt and distributing dividends.

Although most of these restrictions have been eased in some respects, some restrictions on transfer of funds from Argentina (e.g., to make payments of principal and interest) still remain in effect, and other controls on capital inflows have been established. Further, similar or new restrictions relating to the purchase of foreign currency and its transfer abroad for the payment of dividends, which were abolished in 2003, could be reinstated in the future and, if that were to occur, we may default in the payment of external debt obligations from Argentina, we may not be able to fund and/or finance our operations in Argentina, or we may not be able to distribute dividends from Argentina. This could adversely affect our financial condition and the results of our operations, or the market price of our common shares.

Risks Related to Brazil

Brazilian economic and political conditions and perceptions of these conditions in international markets have a direct impact on our business and our access to international capital and debt markets and could adversely affect our results of operations and financial condition.

A significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP, in real terms, grew by 6.1% in 2007, 5.1% in 2008 and decreased 0.2% in 2009. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.

Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which has resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us.

Additionally, Brazilian presidential and parliamentary elections will take place in October 2010. In Brazil, the president has significant power to determine public policies and introduce measures affecting the Brazilian economy and companies such as ours. The new government, whether or not controlled by the current president’s political party, may seek to implement changes to existing public policies. For example, the current or future government may face pressure to reduce public investments (including investments in infrastructure), due to increasing inflation and public debt. This could have a material adverse impact on our Brazilian subsidiaries’ operations.

Changes in Brazilian tax laws may increase our tax burden.

The Brazilian government frequently implements changes to the Brazilian tax regime that may affect us and our customers. These changes include changes in prevailing tax rates and, occasionally, imposition of temporary taxes, the proceeds of which are earmarked for designated government purposes. Some of these changes may result in increases in our tax payments, which could adversely affect industry profitability and increase the prices of our products, restrict our ability to do business in our existing and target markets and cause our financial results to suffer. We cannot assure you that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us and our operations.

Widespread corruption and fraud relating to ownership of real estate may adversely affect our business, especially our land transformation business.

Under Brazilian Legislation, real property ownership is normally transferred by means of a transfer deed, and subsequently registered at the appropriate Real Estate Registry Office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real estate in Brazil, mostly in rural areas. In certain cases, the Real Estate Registry Office may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect us.

Social movements and the possibility of expropriation may affect the normal use of, damage, or deprive us of the use of or fair value of, our properties.

Social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra, are active in Brazil and advocate land reform and mandatory property redistribution by the federal government. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including those in which we have invested or are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot assure you that our properties will not be subject to invasion or occupation by these groups. In addition, our land may be subject to expropriation by the federal government. Under the Brazilian legal system, the federal government may expropriate land that is not in compliance with mandated local “social functions” for purposes of land reform. “Social function” is described in the Brazilian Constitution as rational and adequate exploitation of land, adequate use of natural resources available and preservation of the environment, compliance with labor laws, and exploitation of land to promote welfare of owners and employees. If the Brazilian government decides to expropriate any of our properties, our results of operations may be adversely affected, to the extent that potential compensation to be paid by the federal government may be less than the profit we could make from the sale or use of such land. Disputing the federal government’s expropriation of land is usually time-consuming and the outcomes at such challenges are uncertain. In addition, we may be forced to accept public debt bonds, which have limited liquidity, as compensation for expropriated land instead of cash. A land invasion or occupation also could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares.

Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.

Brazilian federal law establishes certain restrictions on the acquisition of rural property by foreigners, including that (i) foreign investors may only acquire rural properties in which agricultural, cattle-raising, industrial or colonization projects are going to be developed as approved by the relevant authorities; (ii) the total rural area to be acquired by a foreign investor cannot exceed one quarter of the surface of the municipality in which it is located, and foreigners with the same nationality may not own, cumulatively, more than 40% of the limited area; and (iii) the acquisition or possession (or any in rem right) by a foreigner of rural property situated in an area considered important to national security (a “Border Zone”) must be previously approved by the General Office of the National Security Council. The restrictions mentioned in items (i) and (ii) above are also applicable for rural lease agreements executed by foreigners. In addition, the acquisition or lease by a foreigner of a rural property exceeding 100 módulos de exploração indefinida (“MEI,” a measurement unit defined by the National Institute for Colonization and Agrarian Reform (Instituto Nacional de Colonização e Reforma Agrária, or “INCRA”) in hectares for each region of the country) must be previously approved by the Brazilian National Congress. Brazilian federal law enacted in 1971 also establishes that the same restrictions apply to Brazilian companies that are controlled by foreign investors. Any acquisition of rural property by foreigners in violation of these terms would be considered null and void under Brazilian law.

However, the Brazilian Constitution enacted in 1988 and its amendments, in particular Constitutional Amendment No. 6, of August 15, 1995, set forth that (i) no restrictions on the acquisition of rural land in Brazil should apply to Brazilian companies; and (ii) any company incorporated and headquartered in Brazil and controlled by foreign investors must receive the same treatment as any other company incorporated and headquartered in Brazil and controlled by Brazilian investors. Since the enactment of the Brazilian Constitution in 1988, the interpretation had been that the restrictions imposed by federal law on the acquisition or lease of rural property above-mentioned did not apply to Brazilian companies controlled by foreigners, pursuant to the legal opinion issued by the Federal General Attorney’s Office (the “AGU”) in 1994, which was ratified in 1998. However, the Brazilian Justice National Council issued an Official Letter on July 13, 2010 addressed to all the Brazilian local State Internal Affairs Bureaus in order for them to adopt procedures within 60 days and instruct the local State Notary and Real Estate Registry Offices to observe the restrictions of the Brazilian law on the acquisitions of rural land by Brazilian companies with foreign equity holders. Thereafter, on August 19, 2010, the AGU revised its prior opinion, and published a new opinion confirming that Brazilian entities controlled by foreigners should be subject to the restrictions described above. This revised opinion was ratified by the President of Brazil and published in the Official Gazette of the Federal Executive on August 23, 2010, becoming binding as of such date. We therefore believe that the acquisitions of rural properties by Brazilian companies controlled by foreigners registered in the appropriate real estate registry prior to August 23, 2010 will not be affected by this binding opinion. However, going forward, the acquisition and leasing of rural land in Brazil, including through corporate transactions, will be subject to the above-mentioned restrictions, and will require several additional layers of review and approvals which may be discretionary, burdensome and time consuming. While we conduct our operations in Brazil through local subsidiaries, we would be considered a foreign controlled entity within the meaning of the restrictions articulated above. Therefore, if we are not able to comply with these restrictions and obtain the required approvals in connection with future acquisitions, our business plan, contemplated expansion in Brazil and results of operations will be adversely affected.

Furthermore, there is currently proposed legislation under analysis in the Brazilian National Congress regarding the acquisition of rural land by Brazilian companies controlled by foreign holders, which if approved may further limit and restrict the investments of companies with foreign equity capital in rural land in Brazil. Such further restrictions may place more strain on our ability to expand our operations in Brazil.

For further information regarding Brazilian rules concerning foreign investment in rural properties see “Regulatory and Environmental Overview — Brazil — Sales and Ownership of Real Estate.”

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on exports and imports. We may be adversely affected by changes in policy or regulations involving or affecting factors such as:

•	interest rates;

•	monetary policy;

•	exchange controls and restrictions on remittances abroad;

•	currency fluctuations;

•	inflation;

•	the liquidity of domestic capital and financial markets;

•	tax policy; and

•	other political, social and economic policies or developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers. As a result, these uncertainties and other future developments in the Brazilian economy may adversely affect our business, financial condition and results of operations and may adversely affect the price of our common shares.

Our business in Brazil is subject to governmental regulation.

Our Brazilian operations are subject to a variety of national, state, and local laws and regulations, including environmental, agricultural, health and safety and labor laws. We invest financial and managerial resources to comply with these laws and related permit requirements. Our failure to do so could subject us to fines or penalties, enforcement actions, claims for personal injury or property damages, or obligations to investigate and/or remediate damage or injury. Moreover, if applicable laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, our capital or operating costs could increase beyond what we currently anticipate, and the process of obtaining or renewing licenses for our activities could be hindered or even opposed by the competent authorities.

We are also subject to several laws and regulations, among others, imposed in Brazil by (i) the Agência Nacional do Petróleo, Gás Natural e Biocombustível (National Agency of Petroleum, Natural Gas and Biofuels, or “ANP”) and by the Agência Nacional de Energia Elétrica (Brazilian Electricity Regulatory Agency, or “ANEEL”) due to our production of sugarcane and ethanol and (ii) the Ministério da Agricultura, Pecúaria e Abastecimento (the Ministry of Agriculture, Breeding Cattle and Supply, or “MAPA”), due to our agricultural, sugarcane and ethanol production activities. If an adverse final decision is issued in an administrative process, we could be exposed to penalties and sanctions derived from the violation of any of these laws and regulations, including the payment of fines, and, depending on the level of severity applied to the infraction, the closure of facilities and/or stoppage of activities and the cancellation or suspension of the registrations, authorizations and licenses, which may also result in temporary interruption or discontinuity of activities in our plants, and adversely affect our business, financial status, and operating results.

Government laws and regulations in Brazil governing the burning of sugarcane could have a material adverse impact on our business or financial performance.

In Brazil, approximately 44% of sugarcane is currently harvested by burning the crop, which removes leaves in addition to eliminating insects and other pests. The state of São Paulo and some local governments have established laws and regulations that limit and/or entirely prohibit the burning of sugarcane and there is a likelihood that increasingly stringent regulations will be imposed by the state of São Paulo and other governmental agencies in the near future. We currently make significant investments to comply with these laws and regulations. Although our plans for the implementation of mechanized harvesting are underway, with 66% of our sugarcane harvest mechanized during the 2009-2010 harvest, the strengthening of these laws and regulations or the total prohibition of sugarcane burning would require us to increase our planned investment in harvesting equipment, which, in turn, would limit our ability to fund other investments. In addition, the state of São Paulo has imposed an obligation on growers to dedicate a certain percentage of land used for sugarcane cultivation for native or reclaimed forest area. The cost of setting aside this land is difficult to predict and may increase costs for us or our sugarcane suppliers. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, in turn, our ability to operate our plants and harvest our sugarcane crops may be adversely affected.

Any failure to comply with these laws and regulations may subject us to legal and administrative actions. These actions can result in civil or criminal penalties, including a requirement to pay penalties or fines, which may range from US$50 to US$50 million and can be doubled or tripled in case of recidivism, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations.

Risks Relating to this Offering

There is no existing market for our shares, and we do not know whether one will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our shares. If an active trading market does not develop, you may have difficulty selling any of our shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange (the “NYSE”), or otherwise or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our shares may be influenced by many factors, some of which are beyond our control, including:

•	the failure of financial analysts to cover our shares after this offering or changes in financial estimates by analysts;

•	actual or anticipated variations in our operating results;

•	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any such estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the common shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of our shares; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class-action litigation has been instituted against these companies. Such litigation, if instituted against us, could adversely affect our financial condition or results of operations.

The initial public offering price per common share is substantially higher than our net tangible book value per common share immediately after the offering, and you will incur immediate and substantial dilution.

The initial public offering price per common share is substantially higher than our net tangible book value per common share immediately after the offering. As a result, you may pay a price per share that substantially exceeds the tangible book value of our assets after subtracting our liabilities. Investors who purchase common shares in the offering will be diluted by $4.68 per share after giving effect to the sale of common shares in this offering, the Reverse Stock Split and, assuming it is consummated, the Al Gharrafa Transaction. See “Business — Offering Transactions and Sale to Al Gharrafa Investment Company” and “Dilution.” If we grant options in the future to our employees, and those options are exercised, or if other issuances of common shares are made, there will be further dilution.

Sales of substantial amounts of our shares in the public market, or the perception that these sales may occur, could cause the market price of our shares to decline.

Sales of substantial amounts of our shares in the public market, or the perception that these sales may occur, could cause the market price of our shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of incorporation, after giving effect to the Reverse Stock Split, we are authorized to issue up to 2,000,000,000 shares, of which 108,869,032 shares will be outstanding following this offering and, assuming it is consummated, the Al Gharrafa Transaction (see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company”). Our selling shareholders, members of our board of directors, our executive officers and our non-selling shareholders will enter into lock-up agreements, pursuant to which they are expected to agree, subject to certain exceptions, not to sell or transfer, directly or indirectly, any shares for a period of 180 days from the date of this prospectus. However, certain of our existing shareholders have entered into, and will be entitled to the benefits of, a registration rights agreement. See “Common Shares Eligible for Future Sale — Registration Rights Agreement.” We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our shares.

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

This offering will have a significant transformative effect on us. Our business historically has operated as a privately owned company, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded common shares. We will also incur costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased directors and officers insurance, investor relations, and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, as well as rules implemented by the SEC and NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our common shares.

Section 303A of the NYSE Listing Rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. Luxembourg law, the law of our home country, does not require that a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus not include, or include fewer, independent directors than would be required if we were subject to the NYSE Listing Rule. Since a majority of our board of directors may not consist of independent directors as long as we rely on the foreign private issuer exemption to the NYSE Listing Rule, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to the NYSE Listing Rule.

Risks Related to Investment in a Luxembourg Company

We are a Luxembourg corporation (“société anonyme”) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, most of our directors and officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of the company.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will be subject prior any enforcement in Luxembourg to the procedure and the conditions set forth in the Luxembourg procedural code in its article 678, which conditions may include the following conditions:

•	the judgment of the U.S. court is enforceable (exécutoire) in the United States;

•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was established in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•	the U.S. court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense;

•	the U.S. court has acted in accordance with its own procedural laws; and

•	the judgment of the U.S. court does not contravene Luxembourg international public policy.

Under our articles of incorporation, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of incorporation, to the extent allowed or required by law, the rights and obligations among or between us, any of our current or former directors, officers and company employees and any current or former shareholder will be governed exclusively by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing joint stock companies organized under the laws of the Grand Duchy of Luxembourg as well as such other applicable local law, rules and regulations. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

You may not be able to participate in equity offerings, and you may not receive any value for rights that we may grant.

Pursuant to Luxembourg corporate law, existing shareholders are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, under our articles of incorporation, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until the fifth anniversary of the publication of the authorization granted to the board in respect of such waiver by the general meeting of shareholders.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this prospectus, unless otherwise specified or if the context so requires:

•	References to the terms “Adecoagro S.A.,” “we,” “us,” “our” and “our company” refer to the registrant, Adecoagro S.A., a corporation organized under the form of a société anonyme under the laws of the Grand Duchy of Luxembourg, and its subsidiaries, except in the case of historical financial and operating information and results where we are referring to IFH LLC and unless otherwise indicated.

•	References to “IFH” and “IFH LP” mean International Farmland Holdings, LP, a limited partnership (previously International Farmland Holdings, LLC, or IFH LLC) organized under the laws of Delaware, and its subsidiaries.

•	References to “Adecoagro” mean Adecoagro, LP, a limited partnership (previously Adecoagro, LLC) organized under the laws of Delaware, and its subsidiaries.

•	References to “$,” “US$,” “U.S. dollars,” “dollars” and “USD” are to U.S. dollars.

•	References to “Argentine Pesos,” “Pesos,” “Ps.” or “ARS” are to Argentine Pesos, the official currency of Argentina.

•	References to “Brazilian Real,” “Real,” “Reais” or “R$” are to the Brazilian Real, the official currency of Brazil.

•	Unless stated otherwise, references to “sales” are to the combined sales of manufactured products and services rendered plus sales of agricultural produce and biological assets.

Financial Statements

Background

As part of a recent corporate reorganization (the “Reorganization”), Adecoagro S.A., a Luxembourg corporation under the form of a société anonyme, was formed as a holding company for IFH for the purpose, among others, of facilitating the initial public offering (the “IPO”) of our common shares as set forth in this prospectus. For an additional discussion of the Reorganization, see “Business — Corporate Structure and Reorganization.”

Since the Reorganization was limited to entities which were all under the control of the same shareholder group and was implemented in part to facilitate the IPO, this prospectus includes only the consolidated historical financial statements of Adecoagro S.A.’s predecessor, IFH (plus the pro forma information described below). Adecoagro S.A. has not engaged in any business or other activities except in connection with its formation and the Reorganization. All financial and other information herein relating to periods prior to the completion of the Reorganization is that of IFH and its subsidiaries. The Reorganization was completed on October 30, 2010. In accordance with IFRS, the Reorganization did not qualify as a business combination under common control; rather, it was a simple reorganization of the capital of IFH. As such, the Reorganization is a non-adjusting event under IAS 10 and will therefore be recognized retroactively in the consolidated financial statements of Adecoagro S.A. as of and for the year ended December 31, 2010.

On January 10, 2011, the board of directors of the Company voted in favor of a proposal to change the nominal value of the equity shares of the Company from the nominal value of $1 each to the nominal value of US$1.5 each, subject to approval of shareholders at a duly convened extraordinary general meeting of shareholders to be held on January 24, 2011, pursuant to Luxembourg law. Unless otherwise noted herein, all share information in respect of Adecoagro included in this prospectus has been presented as if the Reverse Stock Split of three shares for two shares (3:2) had already occurred. The unaudited pro forma consolidated statements of income data for the year-ended December 31, 2009 and the nine-month period ended September 30, 2010 have been adjusted as if the Reverse Stock Split had occurred as of January 1, 2009. The unaudited pro forma consolidated statement of financial position as of September 30, 2010 has been adjusted as if the Reverse Stock Split had occurred as of September 30, 2010. The historical financial statements of IFH have not been impacted by the Reverse Stock Split.

Presentation of Financial Information for IFH

The Audited Annual Consolidated Financial Statements included in this prospectus, are prepared in accordance with IFRS as issued by the IASB, and the interpretations of the IFRIC. The Audited Interim Consolidated Financial Statements, included in this prospectus, are prepared in accordance with IFRS as issued by the IASB and the Interpretations of the IFRIC, including IAS 34. All IFRS issued by the IASB effective at the time of preparing the Audited Annual Consolidated Financial Statements and the Audited Interim Consolidated Financial Statements have been applied. IFH applied IFRS for the first time for the year ended December 31, 2008, which included comparative information for the years ended December 31, 2007 and 2006. Note 3 to the Audited Annual Consolidated Financial Statements contains the details of the transition to IFRS and application of IFRS 1, First Time Adoption of IFRS (“IFRS 1”).

The Audited Annual Consolidated Financial Statements include an unaudited pro forma consolidated statement of income column for the year ended December 31, 2009, which have been prepared to illustrate the consolidated results of operations as if the Reorganization and the Reverse Stock Split had been completed as of January 1, 2009.

The Audited Interim Consolidated Financial Statements include an unaudited pro forma consolidated balance sheet column as of September 30, 2010 and an unaudited pro forma consolidated statement of income column for the nine month period ended September 30, 2010, which have been prepared to illustrate the consolidated financial position and consolidated results of operations as if the Reorganization and the Reverse Stock Split had been completed as of September 30, 2010 with respect to the unaudited pro forma consolidated balance sheet and as of January 1, 2009 with respect to the unaudited pro forma consolidated statement of income.

The pro forma adjustments principally give effect to the following items:

(1) The recognition of the capital structure of Adecoagro based on 79,999,985 shares of common stock, the elimination of 475,652,189 membership units of IFH, the recognition of share premium as a result of the new capital structure, and the recognition of non-controlling interest as a 2% interest in IFH and its subsidiaries will not be held by Adecoagro.

(2) Unaudited pro forma loss per common share and unaudited pro forma weighted average shares outstanding for the nine month period ended September 30, 2010 and the year ended December 31, 2009 reflect the new capital structure of Adecoagro as set forth in footnote (1) above.

(3) Adecoagro will seek to rely on the participation exemption from tax on income pursuant to the laws of Luxembourg. Accordingly, the Group does not expect that the Reorganization will have a material effect on the tax liabilities of Adecoagro.

(4) The amendments to the stock options plans of IFH did not increase total fair value of the share-based payment arrangement or were otherwise beneficial to our employees. Accordingly, there is no impact in our financial position or results from operations as a result of the amendments of the stock option plans. See “Management — Share Options — Adecoagro/IFH 2004 Stock Incentive Option Plan and Adecoagro/IFH 2007/2008 Equity Incentive Plan.”

Unaudited Pro Forma Financial Information

This prospectus includes unaudited pro forma combined consolidated financial information in connection with the Reorganization, the Reverse Stock Split and the acquisition of Dinaluca, a company we acquired on August 23, 2010. See “Summary — Recent Developments.” The pro forma information presented gives effect to the Reorganization, the Reverse Stock Split and the acquisition of all of the outstanding shares of Dinaluca. The unaudited pro forma condensed consolidated statement of financial position is based on the historical statement of financial position of IFH, as adjusted to reflect the Reorganization and the Reverse Stock Split as discussed in Note 1 to the Audited Interim Consolidated Financial Statements. The unaudited pro forma combined condensed consolidated statement of income combines the results of operations of IFH and Dinaluca for the year ended December 31, 2009 and for the nine month period ended September 30, 2010 as if the acquisition had occurred on January 1, 2009.

The acquisition of Dinaluca has triggered the significance test exceeding the 20% but not the 40% threshold under SAB 80 (Topic 1J of the Codification of Staff Accounting Bulletins), based on the income test outlined in Section 1-02(w) (3) of Regulation S-X, and has therefore triggered the requirement for the presentation of pre-acquisition audited financial statements covering a period of at least twenty-one months. Therefore, the pre-acquisition audited financial statements of Dinaluca as of June 30, 2010, 2009 and 2008 and for the years ended June 30, 2010 and 2009 are included in this prospectus.

Non-IFRS Financial Measures

We present Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT in this Prospectus as supplemental measures of performance of the Company and of each operating segment, respectively, that are not required by, or presented in accordance with IFRS. Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDAs for each of our operating segments. We define Adjusted Consolidated EBITDA as consolidated net profit or loss for the year or period, as applicable, before interest expense, income taxes, depreciation and amortization, foreign exchange gains or losses, other net financial expenses and unrealized changes in fair value of our long-term biological assets, primarily our sugarcane and coffee plantations, and cattle stocks. We define Adjusted Segment EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of our long-term biological assets. We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our operating performance of the Company, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define Adjusted Consolidated EBIT as consolidated net profit or loss for the year or period, as applicable, before interest expense, income taxes, foreign exchange gains or losses, other net financial expenses and unrealized changes in fair value of our long-term biological assets, primarily our sugarcane and coffee plantations, and cattle stocks. We define Adjusted Segment EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of our long-term biological assets.

We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), unrealized changes in fair value of biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of our operating performance of the Company, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBIT and Adjusted Segment EBIT are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry.

Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops, rice and coffee. A harvest year varies according to the crop, rice or coffee plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop, rice or coffee may start earlier on one farm than on another, causing differences in their respective harvesting periods. The presentation of production volume (tons) and product area (hectares) in this prospectus in respect of the harvest years for each of our crops, rice and coffee starts with the first day of the planting period at the first farm to start planting that harvest year and continues to the last day of the harvesting period of the respective crop, rice or coffee on the last farm to finish harvesting that harvest year, as shown in the table below.

Product area for cattle is presented on a harvest year basis given that land utilized for cattle operations is linked to our farming operations and use of farmland during a harvest year, while production volumes for dairy and cattle operations are presented on a fiscal year basis. On the other hand, production volumes and product area in our sugar, ethanol and energy business are presented on a fiscal year basis.

The financial results in respect of all of our products are presented on a fiscal year basis.

Certain Weight Units and Measures in the Agricultural Business

Weight units and measures used in agriculture vary according to the crop and producing country. In order to permit comparability of our operating data with operating data from the international markets, the following table sets forth key weight units and measures used in the agriculture industry:

Agricultural weight units and measures
1 metric ton	1,000 kg	1.102 U.S. (short) tons
1 cubic meter	1,000 liters
1 kilogram (kg)	2.20462 pounds
1 pound	0.45359 kg
1 acre	0.40469 hectares
1 hectare (ha)	2.47105 acres
Soybean and Wheat
1 bushel of soybean	60 pounds	27.2155 kg
1 bag of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha
1.00 U.S. dollar/bushel	2.2046 U.S. dollar/bag
Corn
1 bushel of corn	56 pounds	25.4012 kg
1 bag of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha
1.00 U.S. dollar/bushel	2.3621 U.S. dollar/bag
Cotton
1 bale	480 pounds	217.72 kg
1 arroba	14.68 kg
Coffee
1 bag of coffee	60 kg	132.28 pounds
1.00 U.S.$ cents/pound	1.3228 U.S. dollar/bag
Dairy
1 liter	0.264 gallons	2.273 pounds
1 gallon	3.785 liters	8.604 pounds
1 lbs	0.440 liters	0.116 gallons
1.00 U.S. dollar/liter	43.995 U.S. dollar/cwt	3.785 U.S. dollar/gallon
1.00 U.S. dollar/cwt	0.023 U.S. dollar/liter	0.086 U.S. dollar/gallon
1.00 U.S. dollar/gallon	0.264 U.S. dollar/liter	11.622 U.S. dollar/cwt
Sugar & Ethanol
1 kg of TRS equivalent	0.95 kg of VHP Sugar	0.59 liters of Hydrated Ethanol
1.00 U.S.$ cents/pound	22.04 U.S. dollar/ton

Presentation of Information — Market Data and Forecasts

This prospectus is based on information provided by us and by third-party sources that we believe are reliable, including data related to the economic conditions in the markets in which we operate. Unless otherwise indicated, information in this prospectus concerning economic conditions is based on publicly available information from third-party sources which we believe to be reasonable. The economic conditions in the markets in which we operate may deteriorate, and those economies may not grow at the rates projected by market data, or at all. The deterioration of the economic conditions in the markets in which we operate may have a material adverse effect on our business, results of operations and financial condition and the market price of our common shares.

Rounding

We have made rounding adjustments to reach some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our business prospects and future results of operations;

•	the implementation of our business strategy, including our development of the Ivinhema project;

•	our plans relating to acquisitions, joint ventures, strategic alliances or divestitures;

•	the implementation of our financing strategy and capital expenditure plan;

•	the maintenance of our relationships with customers;

•	the competitive nature of the industries in which we operate;

•	the cost and availability of financing;

•	future demand for the commodities we produce;

•	international prices for commodities;

•	the condition of our land holdings;

•	the development of the logistics and infrastructure for transportation of our products in the countries where we operate;

•	the performance of the South American and world economies;

•	weather and other natural phenomena;

•	the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies;

•	developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental laws and regulations; and

•	the factors discussed under the section entitled “Risk Factors” in this prospectus.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections in this prospectus. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We expect to receive $282,875,000 of net proceeds from the sale of shares by us in this offering, after deducting the underwriters’ discounts and commissions and estimated expenses incurred in connection with this offering, based on an assumed offering price of $14.00 per share, the mid-point of the range set forth on the cover page of this prospectus and assuming that the over-allotment option is not exercised. If the underwriters fully exercise their over-allotment option, we expect to receive $340,475,000 of net proceeds. An increase (decrease) of $1.00 in the assumed price per share of $14.00 would increase (decrease) the net proceeds in connection with this offering by $20,571,428 (assuming the over-allotment option is not exercised).

In addition, we expect to receive $100 million of net proceeds from the sale of shares by us to Al Gharrafa in the Al Gharrafa Transaction, based on an assumed price per share equal to $13.44 per share to be paid by Al Gharrafa, reflecting the price paid by the underwriters in this offering assuming the mid-point of the range set forth on the cover page of this prospectus. If the price per common share to the public is greater than the top of the price range, Al Gharrafa will not be obligated to purchase our common shares, will only have the option to purchase an amount of common shares equivalent to an aggregate purchase price of $100 million at the price paid by the underwriters, and may choose to forego the purchase of common shares. In the event that the aggregate gross proceeds of the offering to the Company and the selling shareholders, excluding the underwriters’ over-allotment option, is less than $400 million, then Al Gharrafa is only obligated to purchase an amount of common shares equivalent to 25% of the aggregate gross proceeds of the offering to the Company and the Selling Shareholders at the price per common share paid by the underwriters.

We intend to use (i) approximately $230 million of the net proceeds from this offering and, assuming it is consummated, the Al Gharrafa Transaction to finance part of the construction costs of Ivinhema, our new sugar and ethanol mill in Brazil, (ii) approximately $145 million for potential investments in the acquisition of farmland and capital expenditures required in the expansion of our farming business, and (iii) the remainder, if any, for working capital and general corporate purposes. Pending the use of net proceeds for agricultural investments in accordance with our strategy, we intend to invest the net proceeds from this offering and, assuming it is consummated, the Al Gharrafa Transaction conservatively, concentrating mostly in liquid sovereign debt instruments and high-quality short-term debt obligations. The allocation of our investments will be influenced by prevailing market conditions from time to time.

We currently estimate that we will need to invest $690 million to complete the construction of Ivinhema. In addition to the above-referenced portion of the proceeds from this offering and, assuming it is consummated, the Al Gharrafa Transaction, we plan to fund the remaining construction costs with additional indebtedness and cash from operations. For a description of our capital expenditure program please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Capital Expenditures.” It is likely that our actual capital expenditures may vary significantly from our current projections based on timing of investments and changes in market opportunities. While our business strategy currently contemplates the potential acquisition of farmland, we cannot predict the timing for any acquisition and the amount of consideration that will be paid therefor. In addition, expenditures in connection with the construction of our Ivinhema mill may vary from our current plan as a result of (i) engineering, construction and regulatory risks, such as obtaining necessary permits and licenses as well as other significant challenges that can suspend the construction or hinder or delay the project’s completion date and (ii) fluctuations in the Brazilian Real exchange rate, higher than expected inflation and the development of new technology resulting in changes or adjustments in the design of the mill, and other unforeseen factors that may generate significant cost overruns. See “Risk Factors — Adverse conditions may create delays in or the suspension of the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments” and “Business — Sugar, Ethanol and Energy — Our Mills.” We may also decide to reallocate our planned capital expenditures among our lines of business and from time to time based on market opportunities available to us.

We will not receive any proceeds from the sale of our common shares by the selling shareholders.

DIVIDEND POLICY

We currently intend to retain any future earnings to finance operations and the expansion of our business and do not intend to declare or pay any cash dividends on our common shares in the foreseeable future. The amount and payment of dividends will be determined by a simple majority vote at a general shareholders’ meeting, typically but not necessarily, based on the recommendation of our board of directors. All shares of our capital stock rank pari passu with respect to the payment of dividends. Pursuant to our articles of incorporation, the board of directors has the power to distribute interim dividends in accordance with applicable Luxembourg law. Dividends may be lawfully declared and paid if our net profits and distributable reserves are sufficient under Luxembourg law.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution.

Adecoagro S.A. is a holding company and has no material assets other than its ownership of partnership interests in IFH. IFH, in turn, is a holding entity with no material assets other than its indirect ownership of shares in operating subsidiaries in foreign countries. If we were to distribute a dividend at some point in the future, we would cause the operating subsidiaries to make distributions to IFH, which in turn would make distributions to Adecoagro S.A. in an amount sufficient to cover any such dividends.

Our subsidiaries are subject to certain restrictions on their ability to declare or pay dividends. For example, the loan agreement with the Inter-American Development Bank prohibits Adeco Agropecuaria S.A. and Pilagá S.R.L. from paying dividends or other restricted payments if such payments would cause these two subsidiaries to exceed certain financial ratios or in the case of an event of default. The Angélica Prepayment Export Facility also imposes similar limitations on the ability of our Brazilian subsidiaries to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness.”

CAPITALIZATION

The following table sets forth the consolidated capitalization as of September 30, 2010 of:

(i) IFH on an actual basis, reflected in the “Actual” column below;

(ii) Adecoagro S.A. on a pro forma basis to reflect the Reorganization, as described in “Business — Corporate Structure and Reorganization,” and the Reverse Stock Split, as described in “Summary — Recent Developments,” reflected in the “Pro Forma” column below;

(iii) Adecoagro S.A. on a pro forma as adjusted basis to reflect:

•	The sale of 21,428,571 common shares in this offering at an assumed initial public offering price of $14.00, the midpoint of the estimated price range shown on the cover page of the prospectus, after deducting underwriting discounts and estimated offering expenses;

•	The sale of 7,440,476 common shares in the Al Gharrafa Transaction at an assumed price of $13.44 per share, reflecting the price paid by the underwriters in this offering assuming the mid-point of the range set forth on the cover page of this prospectus; and

•	The application of the net proceeds as described in “Use of Proceeds,”

reflected in the “Pro Forma as Adjusted” column below.

The consummation of the Al Gharrafa transaction is subject to certain conditions. Please see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company.”

You should read the information in this table in conjunction with the Audited Annual Consolidated Financial Statements and the Audited Interim Consolidated Financial Statements, and the notes to those statements, appearing elsewhere in this prospectus, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2010
			Pro Forma as
	Actual	Pro Forma	Adjusted
		(Unaudited)	(Unaudited)
	(In millions of $)

Current borrowings
Bank borrowings	137.4	137.4	137.4
Obligations under finance leases	0.5	0.5	0.5

Total current borrowings	137.9	137.9	137.9
Non-current borrowings
Bank borrowings	265.3	265.3	265.3
Obligations under finance leases	0.1	0.1	0.1

Total non-current borrowings	265.4	265.4	265.4

Total borrowings	403.2	403.2	403.2

Equity attributable to equity holders of the parent
Members’ units	697.3	—	—
Share capital(1)	—	120.0	163.3
Share premium(2)	—	563.3	902.9
Cumulative translation adjustment	5.6	5.5	5.5
Equity-settled compensation	13.6	13.3	13.3
Retained earnings	(44.5)	(43.6)	(43.6)

Total equity attributable to equity holders of the parent	672.4	658.6	1,041.4

Total capitalization(3)	1,075.6	1,061.8	1,444.6

(1)	Consists of 79,999,985 shares, $1.50 par value per share or 108,869,032 shares, $1.50 par value, as adjusted.

(2)	$7.041792 premium per share or 8.293584 premium per share, as adjusted.

(3)	Total capitalization includes total borrowings plus total equity attributable to equity holders of the parent.

DILUTION

We have a pro forma net tangible book value of $7.89 per common share. Our pro forma net tangible book value represents the amount of our pro forma total assets (excluding only pro forma goodwill) less our pro forma total liabilities and pro forma non controlling interests, calculated at September 30, 2010, divided by 79,999,985, the total number of our common shares outstanding as of September 30, 2010 after giving pro forma effect to the Reorganization and the Reverse Stock Split. For additional information on our Reorganization, please see “Business — Corporate Structure and Reorganization.” For more information on the Reverse Stock Split, please see “Summary — Recent Developments.”

After giving effect to the sale of 21,428,571 common shares in this offering at an assumed initial public offering price of $14.00 per share, the mid-point of the range set forth on the cover page of this prospectus, assuming that the underwriters have not exercised their over-allotment option, and after deduction of the estimated discounts and commissions and estimated offering expenses payable by us, and after giving effect of the sale of 7,440,476 common shares (at an assumed price per share reflecting the price paid by the underwriters in this offering assuming the mid-point of the range) in the Al Gharrafa Transaction, assuming it is consummated (see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company”), our pro forma net tangible book value estimated as of the date of this prospectus would have been approximately $1,014 million, or $9.32 per common share. This represents an immediate increase in pro forma net tangible book value of $1.43 per common share to our existing shareholders and an immediate pro forma dilution of $4.68 per common share to purchasers of common shares in this offering. Dilution for this purpose represents the difference between the price per common share paid by these purchasers and pro forma net tangible book value per common share immediately after the completion of the offering and the Al Gharrafa Transaction.

The following table illustrates this dilution to new investors purchasing common shares, on a per share basis:

Assumed offering price per common share	$14.0
Pro forma net tangible book value per common share as of September 30, 2010	$7.89
Increase in pro forma net tangible book value per common share attributable to new investors	$1.43
Pro forma net tangible book value per common share after the offering and the Al Gharrafa Transaction	$9.32
Dilution per common share to new investors	$4.68
Percentage of dilution in pro forma net tangible book value per common share	33%

Each $1.00 increase (decrease) in the offering price per common share would increase (decrease) the pro forma net tangible book value after this offering and, assuming it is consummated, the Al Gharrafa Transaction by $0.25 per common share, assuming no exercise of the over-allotment option granted to the underwriters.

The preceding tables are based on our common shares outstanding as of September 30, 2010, after giving effect to the Reverse Stock Split, and assume no exercise of any outstanding stock options (See “Management — Share Options — Adecoagro/IFH 2004 Stock Incentive Option Plan and Adecoagro/IFH 2007/2008 Equity Incentive Plan”).

EXCHANGE RATES

A significant portion of our operating income is exposed to foreign exchange fluctuations. We are primarily exposed to fluctuations in the exchange rates among the U.S. dollar and the Argentine Peso and the Brazilian Real. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risks.”

Argentine Pesos

From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Argentine Central Bank was obliged to sell U.S. dollars at a fixed rate of one Peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ps.1 to U.S.$1, and granted the executive branch of the Argentine government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Peso has been allowed to float freely against other currencies since February 2002.

After the enactment of Law No. 25,561, Argentina implemented a “dirty float” system allowing periodic intervention by the Argentine Central Bank. After reaching a high of Ps.3.87 per $1 in June 2002, the exchange rate of the Peso to the U.S. dollar has remained relatively stable. However, increasing inflation is generating pressure for further depreciation of the Peso. The Peso depreciated 2.27% against the U.S. dollar in 2007, 9.49% in 2008 and 10.40% in 2009. It is impossible to predict future fluctuations in the exchange rate of the Peso against the U.S. dollar, or whether the Argentine government will change its currency policy.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. dollar and not adjusted for inflation. We cannot assure you that the Peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange Rate
	High	Low	Average	Period End
	(Peso per dollar)

Year Ended December 31,
2006	3.11	3.03	3.07	3.07
2007	3.18	3.06	3.11	3.15
2008	3.45	3.01	3.16	3.45
2009	3.85	3.45	3.73	3.80
2010	3.99	3.79	3.91	3.98
Month Ended
July 31, 2010	3.94	3.93	3.93	3.94
August 31, 2010	3.95	3.93	3.94	3.95
September 30, 2010	3.97	3.94	3.95	3.96
October 31, 2010	3.96	3.95	3.96	3.96
November 30, 2010	3.98	3.96	3.97	3.98
December 31, 2010	3.99	3.97	3.98	3.98

Source: Argentine Central Bank

The exchange rate on January 12, 2011 was Ps.3.98 to $1.00.

Brazilian Reais

Until March 14, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market (the “Commercial Market”) and the floating rate exchange market (the “Floating Market”). On January 25, 1999, the Brazilian government announced the unification of the exchange positions of the Brazilian financial institutions in the Commercial Market and in the Floating Market, leading to a convergence in the pricing and liquidity of both markets.

The Brazilian National Monetary Council (Conselho Monetário Nacional), has since introduced several changes in the Brazilian foreign exchange regime, including (1) relaxing the rules governing the acquisition of foreign currency by Brazilian residents; (2) extending the period for reporting proceeds derived from Brazilian exports to the Brazilian Central Bank; (3) permitting exporters to retain their proceeds from exports outside Brazil; and (4) authorizing the receipt of export proceeds in any currency (including Reais), regardless of the specific currency registered with the Brazilian Central Bank, among others.

The Brazilian Central Bank has allowed the Real to float freely since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the Real declined relative to the U.S. dollar, primarily due to financial and political instability in Argentina and Brazil. According to the Brazilian Central Bank, however, the Real appreciated in relation to the U.S. dollar 4.2% in 2004, 16.4% in 2005, 8.1% in 2006 and 17.7% in 2007. In 2008, as a result of the worsening of the world economic crisis, the Real depreciated 32.0% against the U.S. dollar, and on December 31, 2008 the exchange rate of the Real in relation to the U.S. dollar was R$2.3370 per $1.00. In 2009, the Real appreciated 25.4% against the U.S. dollar, and on December 31, 2009, the Real/U.S. dollar exchange rate was R$1.7412 per $1.00. On March 31, 2010, the Real/U.S. dollar exchange rate was R$1.7810 per $1.00. Although the Brazilian Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the Real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table sets forth the period end, average, high and low Foreign Exchange Market selling rates published by the Brazilian Central Bank on its electronic information system (Sistema de Informações do Banco Central — SISBACEN), under transaction code PTAX 800 (Consultas de Câmbio), or Exchanged Rate Enquiry, Option 5, Venda (Cotações para Contabilidade), or Rates for Accounting Purposes expressed in Reais per U.S. dollar for the periods and dates indicated.

	Exchange Rate
	High	Low	Average	Period End
	(Real per dollar)

Year Ended December 31,
2006	2.37	2.06	2.18	2.14
2007	2.16	1.73	1.95	1.77
2008	2.50	1.56	1.84	2.34
2009	2.42	1.70	1.99	1.74
2010	1.88	1.66	1.76	1.67
Month Ended
July 31, 2010	1.80	1.75	1.77	1.76
August 31, 2010	1.77	1.75	1.76	1.76
September 30, 2010	1.74	1.69	1.72	1.69
October 31, 2010	1.71	1.66	1.68	1.70
November 30, 2010	1.73	1.68	1.71	1.72
December 31, 2010	1.71	1.67	1.69	1.67

Source: Brazilian Central Bank

The exchange rate on January 12, 2011 was R$1.68 to $1.00.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected historical consolidated financial data of IFH for the periods indicated below. We have derived the selected historical statement of income, cash flow and balance sheet data as of and for the years ended December 31, 2007, 2008 and 2009 from the Audited Annual Consolidated Financial Statements included elsewhere in this prospectus. We have derived the balance sheet data as of September 30, 2010, as well as the selected historical statement of income and cash flow for the nine-month periods ended September 30, 2009 and 2010 from the Audited Interim Consolidated Financial Statements of IFH included elsewhere in this prospectus. We have derived the selected unaudited pro forma consolidated statement of income data for the year ended December 31, 2009 and the nine months ended September 30, 2010 and the selected unaudited pro forma consolidated statement of financial position data as of September 30, 2010 from the Unaudited Pro Forma Financial Information included elsewhere in this Prospectus. The unaudited pro forma consolidated statement of income data has been prepared to illustrate our consolidated results of operations for the year ended December 31, 2009 and the nine months period ended September 30, 2010 to give pro forma effect to the Reorganization, the Reverse Stock Split (as described in “Summary — Recent Developments”) and the acquisition of Dinaluca on August 23, 2010 (the “Dinaluca Acquisition”) as if they had been consummated as of January 1, 2009. The unaudited pro forma consolidated statement of financial position data as of September 30, 2010 has been prepared to illustrate our consolidated financial position to give pro forma effect to the Reorganization and the Reverse Stock Split as if they had been completed as of September 30, 2010. The historical results for any prior period presented are not necessarily indicative of our results to be expected for any future period.

We have derived the summary historical statement of income, cash flow and balance sheet data as of and for the year ended December 31, 2006 from the Audited Annual Consolidated Financial Statements as of and for the year ended December 31, 2006, which are not included in this prospectus. Certain reclassifications have been made to the December 31, 2006 Audited Annual Consolidated Financial Statements to conform to the current presentation.

The Audited Annual Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB and the interpretations of the IFRIC. The Audited Interim Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB and the interpretations of the IFRIC, including IAS 34. All IFRS issued by the IASB effective at the time of preparing the Audited Annual Consolidated Financial Statements and the Audited Interim Consolidated Financial Statements have been applied. IFH prepared its consolidated financial statements under IFRS for the first time for the financial year ended December 31, 2008 which included comparative information for the years ended December 31, 2007 and 2006. IFH prepared its opening IFRS consolidated statement of financial position as of January 1, 2006, its date of transition to IFRS.

Prior to the adoption of IFRS, IFH was not required and did not prepare a complete set of consolidated financial statements under generally accepted accounting principles in the United States (“U.S. GAAP”), the country of domicile of IFH. IFH prepared only certain condensed financial information on a cash basis for assisting its members in their tax assessments.

Therefore, we present selected financial data for four years instead of five years since consolidated financial information under either IFRS or U.S. GAAP was unavailable for periods prior to January 1, 2006.

Note 3 to the Audited Annual Consolidated Financial Statements contains the details of our transition to IFRS and application of IFRS 1.

You should read the information contained in these tables in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Presentation of

Financial Information” and the Audited Annual Consolidated Financial Statements and the Audited Interim Consolidated Financial Statements and the accompanying notes included elsewhere in this prospectus.

	For the Nine Months Ended
	September 30,			For the Year Ended December 31,
	2010 Pro			2009 Pro
	Forma	2010	2009	Forma	2009	2008	2007	2006
	(Unaudited)			(Unaudited)
	(In thousands of $)

Statement of Income Data:
Sales of manufactured products and services rendered	173,985	173,917	125,304	184,796	183,386	117,173	69,807	47,145
Cost of manufactured products sold and services rendered	(137,219)	(137,169)	(106,407)	(180,965)	(180,083)	(105,583)	(63,519)	(29,016)
Gross profit from manufacturing activities	36,766	36,748	18,897	3,831	3,303	11,590	6,288	18,129
Sale of agricultural produce and biological assets	104,969	104,969	84,827	131,391	130,217	127,036	72,696	37,370
Cost of agricultural produce sold and direct agricultural selling expenses(1)	(104,969)	(104,969)	(84,827)	(131,391)	(130,217)	(127,036)	(72,696)	(37,370)
Changes in fair value of biological assets and agricultural produce	(76,759)	(76,967)	25,724	72,097	71,668	61,000	26,935	(66)
Changes in net realizable value of agricultural produce after harvest	7,311	7,311	8,383	12,786	12,787	1,261	12,746	3,160
Gross (loss)/profit from agricultural activities	(69,448)	(69,656)	34,107	84,883	84,455	62,261	39,681	3,094
Margin on manufacturing and agricultural activities before operating expenses	(32,682)	(32,908)	53,004	88,714	87,758	73,851	45,969	21,223
General and administrative expenses	(41,941)	(41,573)	(41,780)	(52,929)	(52,393)	(45,633)	(33,765)	(13,147)
Selling expenses	(32,844)	(32,836)	(20,603)	(31,764)	(31,169)	(24,496)	(14,762)	(8,578)
Other operating income, net	8,056	8,122	(4,562)	13,335	13,071	17,323	2,238	9,287
Excess of fair value of net assets acquired over cost	—	—	—	—	—	1,227	28,979	—
Share of loss of joint ventures	(220)	(220)	(306)	(294)	(294)	(838)	(553)	—
(Loss)/profit from operations before financing and taxation	(99,631)	(99,415)	(14,247)	17,062	16,973	21,434	28,106	8,785
Finance income	9,364	9,364	7,002	11,553	11,553	2,552	12,925	2,595
Finance costs	(29,745)	(28,843)	(21,814)	(36,115)	(34,216)	(50,860)	(12,458)	(4,490)
Financial results, net	(20,381)	(19,479)	(14,812)	(24,562)	(22,663)	(48,308)	467	(1,895)
(Loss)/profit before income tax	(120,012)	(118,894)	(29,059)	(7,500)	(5,690)	(26,874)	28,573	6,890
Income tax benefit/(expense)	29,839	29,347	11,231	5,849	5,415	10,449	59	(1,379)
(Loss)/profit for the year	(90,173)	(89,547)	(17,828)	(1,651)	(275)	(16,425)	28,632	5,511
Attributable to:
Equity holders of the parent	(88,367)	(89,545)	(17,825)	(1,608)	(265)	(19,334)	29,170	5,511
Non controlling interest	(1,805)	(2)	(3)	(43)	(10)	2,909	(538)	—
(Losses)/Earnings per share/member unit for (loss)/profit attributable to the equity holders of the parent during the year:
Basic	(1.105)	(0.188)	(0.039)	(0.020)	(0.001)	(0.047)	0.101	0.026
Diluted	N/A	N/A	N/A	N/A	N/A	N/A	0.098	0.025

	For the Nine Months Ended
	September 30,		For the Year Ended December 31,
	2010	2009	2009	2008	2007	2006

Cash Flow Data:
Net cash used in operating activities	(27,089)	(80,870)	(86,299)	(52,453)	(68,041)	(26,160)
Net cash used in investing activities	(77,473)	(55,798)	(73,894)	(157,489)	(246,905)	(29,185)
Net cash generated from financing activities	85,786	142,941	156,047	213,200	292,353	150,626
Other Financial Data:
Adjusted Segment EBITDA (unaudited)(2)
Crops	24,845	10,965	21,120	34,040	27,216	7,333
Rice	579	11,578	13,244	13,966	2,014	2,782
Dairy	1,543	(365)	484	(2,159)	1,051	(1,646)
Coffee	90	(3,034)	(3,550)	(1,693)	(3,440)	1,883
Cattle	2,807	(2,099)	1,525	(761)	(1,188)	(514)
Farming subtotal	29,864	17,045	32,823	43,393	25,653	9,837
Ethanol, sugar and energy	26,758	(23,800)	(26,903)	(6,979)	(10,146)	(880)
Land transformation	—	—	18,839	15,201	33,114	7,623
Corporate	(15,649)	(17,120)	(22,262)	(23,077)	(11,435)	(5,629)
Adjusted Consolidated EBITDA	40,973	(23,875)	2,497	28,539	37,186	10,951

(1)	Consists of two components: (i) the cost of our sold agricultural produce and/or biological assets as appropriate plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Biological Assets and Agricultural Produce.”

(2)	See “Presentation of Financial and Other Information” for the definition of Adjusted EBITDA and reconciliation table below.

The following tables show a reconciliation of our segments’ profit from operations before financing and taxation, the most directly comparable IFRS financial measure, to Adjusted Segment EBITDA, and a reconciliation of our net profit (loss) for the year or period, the most directly comparable IFRS financial measure, to Adjusted Consolidated EBITDA:

	As of September 30, 2010
							Sugar,
							Ethanol	Land
						Farming	and	Trans-
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	formation	Corporate	Total
	(In thousands of $)

Adjusted EBITDA by Segment (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	23,772	(926)	4,243	(954)	2,843	28,978	(112,744)	—	(15,649)	(99,415)
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)	—	—	(2,974)	884	(343)	(2,433)	117,120	—	—	114,687
Adjusted Segment EBIT (unaudited)(2)	23,772	(926)	1,269	(70)	2,500	26,545	4,376	—	(15,649)	15,272
Depreciation and amortization	1,073	1,505	274	160	307	3,319	22,382	—	—	25,701
Adjusted Segment EBITDA (unaudited)(2)	24,845	579	1,543	90	2,807	29,864	26,758	—	(15,649)	40,973
Reconciliation to Profit/(Loss)
Profit/(Loss) for the period										(89,547)
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)										114,687
Income tax (benefit)/expense										(29,347)
Interest expense, net										21,182
Foreign exchange, net										(2,771)
Other financial expenses, net										1,068
Adjusted Consolidated EBIT (unaudited)(2)										15,272
Depreciation and amortization										25,701
Adjusted Consolidated EBITDA (unaudited)(2)										40,973

	As of September 30, 2009
							Sugar,
							Ethanol	Land
						Farming	and	Trans-
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	Formation	Corporate	Total
	(In thousands of $)

Adjusted EBITDA by Segment (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	9,897	10,353	(784)	(12,885)	(2,165)	4,416	(1,543)	—	(17,120)	(14,247)
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)	—	—	109	9,200	(197)	9,112	(36,186)	—	—	(27,074)
Adjusted Segment EBIT (unaudited)(2)	9,897	10,353	(675)	(3,685)	(2,362)	13,528	(37,729)	—	(17,120)	(41,321)
Depreciation and amortization	1,068	1,225	310	651	263	3,517	13,929	—	—	17,446
Adjusted Segment EBITDA (unaudited)(2)	10,965	11,578	(365)	(3,034)	(2,099)	17,045	(23,800)	—	(17,120)	(23,875)
Reconciliation to Profit/(Loss)
Profit/(Loss) for the period										(17,828)
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)										(27,074)
Income tax (benefit)/expense										(11,231)
Interest expense, net										16,567
Foreign exchange, net										(5,665)
Other financial expenses, net										3,910
Adjusted Consolidated EBIT (unaudited)(2)										(41,321)
Depreciation and amortization										17,446
Adjusted Consolidated EBITDA (unaudited)(2)										(23,875)

	As of December 31, 2009
							Sugar,
							Ethanol	Land
						Farming	and	Trans-
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	formation	Corporate	Total
	(In thousands of $)

Adjusted EBITDA by Segment (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	19,054	11,792	113	(16,782)	1,299	15,476	4,920	18,839	(22,262)	16,973
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)	—	—	(32)	12,662	(127)	12,503	(57,335)	—	—	(44,832)
Adjusted Segment EBIT (unaudited)(2)	19,054	11,792	81	(4,120)	1,172	27,979	(52,415)	18,839	(22,262)	(27,859)
Depreciation and amortization	2,066	1,452	403	570	353	4,844	25,512	—	—	30,356
Adjusted Segment EBITDA (unaudited)(2)	21,120	13,244	484	(3,550)	1,525	32,823	(26,903)	18,839	(22,262)	2,497
Reconciliation to Profit/(Loss)
Profit/(Loss) for the period										(275)
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)										(44,832)
Income tax (benefit)/expense										(5,415)
Interest expense, net										27,750
Foreign exchange, net										(10,903)
Other financial expenses, net										5,816
Adjusted Consolidated EBIT (unaudited)(2)										(27,859)
Depreciation and amortization										30,356
Adjusted Consolidated EBITDA (unaudited)(2)										2,497

	As of December 31, 2008
							Sugar,
							Ethanol	Land
						Farming	and	Trans-
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	formation	Corporate	Total
	(In thousands of $)

Adjusted EBITDA by Segment (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	27,523	13,256	(667)	864	1,289	42,265	(12,955)	15,201	(23,077)	21,434
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)	—	—	(1,840)	(3,355)	(2,567)	(7,762)	(13,448)	—	—	(21,210)
Adjusted Segment EBIT (unaudited)(2)	27,523	13,256	(2,507)	(2,491)	(1,278)	34,503	(26,403)	15,201	(23,077)	224
Depreciation and amortization	6,517	710	348	798	517	8,890	19,424	—	—	28,314
Adjusted Segment EBITDA (unaudited)(2)	34,040	13,966	(2,159)	(1,693)	(761)	43,393	(6,979)	15,201	(23,077)	28,538
Reconciliation to Profit/(Loss)
Profit/(Loss) for the period										(16,425)
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)										(21,210)
Income tax (benefit)/expense										(10,449)
Interest expense, net										21,830
Foreign exchange, net										24,932
Other financial expenses, net										1,546
Adjusted Consolidated EBIT (unaudited)(2)										224
Depreciation and amortization										28,314
Adjusted Consolidated EBITDA (unaudited)(2)										28,538

	As of December 31, 2007
							Sugar,
							Ethanol	Land
						Farming	and	Trans-
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	formation	Corporate	Total
	(In thousands of $)

Adjusted EBITDA by Segment (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	25,729	1,363	1,720	2,809	2,184	33,805	(27,378)	33,114	(11,435)	28,106
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)	—	—	(1,009)	(6,571)	(3,814)	(11,394)	11,117	—	—	(277)
Adjusted Segment EBIT (unaudited)(2)	25,729	1,363	711	(3,762)	(1,630)	22,411	(16,261)	33,114	(11,435)	27,829
Depreciation and amortization	1,487	651	340	322	442	3,242	6,115	—	—	9,357
Adjusted Segment EBITDA (unaudited)(2)	27,216	2,014	1,051	(3,440)	(1,188)	25,653	(10,146)	33,114	(11,435)	37,186
Reconciliation to Profit/(Loss)
Profit/(Loss) for the period										28,632
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)										(277)
Income tax (benefit)/expense										(59)
Interest expense, net										4,094
Foreign exchange, net										(5,971)
Other financial expenses, net										1,410
Adjusted Consolidated EBIT (unaudited)(2)										27,829
Depreciation and amortization										9,357
Adjusted Consolidated EBITDA (unaudited)(2)										37,186

	As of December 31, 2006
							Sugar,
							Ethanol	Land
						Farming	and	Trans-
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	formation	Corporate	Total
	(In thousands of $)

Adjusted EBITDA by Segment (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	6,436	2,632	325	(625)	264	9,032	(2,241)	7,623	(5,629)	8,785
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)	—	—	(2,289)	2,431	(871)	(730)	(2,852)	—	—	(3,582)
Adjusted Segment EBIT (unaudited)(2)	6,436	2,632	(1,964)	1,806	(607)	8,302	(5,093)	7,623	(5,629)	5,203
Depreciation and amortization	897	150	318	77	93	1,535	4,213	—	—	5,748
Adjusted Segment EBITDA (Unaudited)(2)	7,333	2,782	(1,646)	1,883	(514)	9,837	(880)	7,623	(5,629)	10,951
Reconciliation to Profit/(Loss)
Profit/(Loss) for the period										5,511
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)										(3,582)
Income tax (benefit)/expense										1,379
Interest expense, net										1,754
Foreign exchange, net										(565)
Other financial expenses, net										706
Adjusted Consolidated EBIT (unaudited)(2)										5,203
Depreciation and amortization										5,748
Adjusted Consolidated EBITDA (unaudited)(2)										10,951

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted EBIT and EBITDA.

	As of September 30,		As of December 31,
	2010 Pro
	Forma	2010	2009	2008	2007	2006
	(Unaudited)
	(In thousands of $)

Statement of Financial Position Data:
Biological assets	124,635	124,635	230,454	125,948	102,562	40,900
Inventories	87,718	87,718	57,902	61,221	58,036	23,146
Property, plant and equipment, net	751,418	751,418	682,878	571,419	538,017	226,404
Total assets	1,279,914	1,279,914	1,269,174	1,028,234	945,047	438,083
Non-current borrowings	265,361	265,361	203,134	4,099	62,090	9,276
Total borrowings	403,219	403,219	306,781	228,313	159,925	37,875
Equity attributable to equity holders of the parent	658,594	672,035	757,076	593,019	567,674	319,605
Non controlling interest	13,516	75	80	45,409	49,191	—

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”) You should read the information contained in this table in conjunction with “Presentation of Financial and Other Information.”

	Nine Months Ended
	September 30,		Year Ended December 31,
Sales	2010	2009	2009	2008	2007	2006
	(In $ thousands)

Farming Business	154,282	151,530	216,016	193,038	118,081	54,072
Crops	90,008	69,255	92,029	95,987	59,293	23,373
Soybean(1)	55,028	38,548	44,116	39,025	26,829	12,071
Corn	22,323	10,539	14,654	22,547	11,186	3,114
Wheat	3,621	3,697	10,218	15,407	8,310	6,356
Sunflower	3,499	3,073	5,517	5,615	1,096	185
Cotton	2,108	9,093	11,905	5,813	6,941	732
Other crops(2)	3,429	4,305	5,619	7,580	4,931	2,885
Rice(3)	45,436	54,495	69,350	56,925	26,422	5,935
Coffee	4,668	8,591	14,265	15,948	7,267	3,218
Dairy(4)	10,043	9,172	11,894	14,821	17,841	16,523
Cattle(5)	4,127	10,017	28,478	9,357	7,258	3,052
Sugar, Ethanol and Energy Business(6)	124,604	58,601	97,587	51,171	24,422	30,443
Sugar	49,979	15,483	26,143	20,495	17,133	21,183
Ethanol	64,536	37,725	62,811	29,385	7,289	9,260
Energy	9,847	5,016	8,216	—	—	—
Total	278,886	210,131	313,603	244,209	142,503	84,515
Land Transformation Business(7)	—	—	18,839	15,201	33,114	7,623

	2009/2010	2008/2009	2007/2008	2006/2007
Production	Harvest Year	Harvest Year	Harvest Year	Harvest Year
	(In thousands, except for electricity)

Farming Business
Crops (tons)(8)	524,890	317,582	351,787	343,799
Soybean (tons)	241,848	96,982	90,724	149,619
Corn (tons)	180,613	115,900	153,751	117,974
Wheat (tons)	49,592	41,556	61,951	55,075
Sunflower (tons)	17,193	22,128	15,841	4,435
Cotton (tons)	1,068	9,218	15,748	9,236
Other crops (tons)(2)	34,576	31,799	13,772	7,461
Rice(9) (tons)	91,723	94,968	98,577	98,980
Coffee (tons)(10)	2,110	2,412	3,028	1,236

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2010	2009		2008	2007	2006

Processed rice(11) (tons)	64,809	108,858		81,804	86,980	10,529
Dairy(12) (thousand liters)	29,299	47,479		43,110	34,592	26,261
Cattle (tons)(5)(13)	246	4,149		7,229	6,632	2,945
Sugar, Ethanol and Energy Business
Sugar (tons)	166,001	52,968	(14)	67,772	72,372	73,427
Ethanol (cubic meters)	134,086	132,492	(14)	70,067	29,375	25,675
Energy (MWh exported)	100,079	128,291	(14)	—	—	—
Land Transformation Business (hectares traded)	—	5,005		4,857	8,714	3,507

	2009/2010	2008/2009	2007/2008	2006/2007
Planted Area	Harvest Year	Harvest Year	Harvest Year	Harvest Year
	(In hectares, including second harvest)

Farming Business(15)
Crops(16)	168,241	139,518	107,027	93,402
Soybean	87,522	63,973	47,408	51,191
Corn	27,720	20,200	24,189	14,868
Wheat	21,728	18,917	15,792	15,908
Sunflower	14,784	16,539	7,775	2,184
Cotton	425	3,159	3,478	3,038
Other crops(2)	11,501	11,348	3,930	3,313
Forage	4,561	5,382	4,454	2,901
Rice	18,142	17,258	14,820	14,984
Coffee(17)	1,632	1,632	1,632	1,597
Total Planted Area	188,015	158,468	123,480	93,402
Second Harvest Area	29,119	29,150	25,352	20,517
Leased Area	47,709	13,645	14,264	5,744
Owned Croppable Area(18)	111,187	115,613	83,864	67,142
Cattle Area(19)	87,392	106,375	124,635	118,449
Total Productive Area	198,640	221,988	208,499	211,851

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007	2006

Sugar, Ethanol and Energy Business
Sugarcane plantation	54,352	49,470	32,616	22,378	14,780
Owned land	9,098	9,085	3,369	1,366	815
Leased land	45,267	40,385	29,247	21,012	13,964
Land Transformation Business
Undeveloped/Undermanaged land put into production (hectares)	—	11,255	33,387	17,591	13,051

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes barley, rapeseed and sorghum and farming services.

(3)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(4)	Sales of raw milk and whole milk powder produced in 2007 pursuant to an agreement with a third party.

(5)	In December 2009, we sold 55,543 head of cattle to a third party. The third party currently leases grazing land from us to raise and fatten the cattle, and our payments under the lease are tied to the market price of beef. See “Business — Farming — Cattle Business.”

(6)	Includes sales of sugarcane and other miscellaneous items to third parties of $242 thousand and $377 thousand during the first nine months of 2010 and the first nine months of 2009, respectively and $417 thousand and $1,291 thousand during 2009 and 2008, respectively.

(7)	Represents capital gains from the sale of land.

(8)	Crop production does not include 52,482 tons, 52,960 tons and 53,398 tons of forage produced in the 2009/2010, 2008/2009 and 2007/2008 harvest years, respectively.

(9)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(10)	As of September 30, 2010, the coffee harvest was ongoing and stood at 91% completion.

(11)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(12)	Raw milk produced at our dairy farms.

(13)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.

(14)	Year ended December 31, 2009 production accounts for certain of the sugarcane crop harvested in January 2010 due to a delay in the harvesting process which typically concludes in November/December of each year.

(15)	Includes hectares planted in the second harvest.

(16)	Includes 4,561 hectares, 5,382 hectares and 4,454 hectares used for the production of forage during the 2009/2010, 2008/2009 and 2007/2008 harvest years, respectively.

(17)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.

(18)	Does not include potential croppable areas being evaluated for transformation.

(19)	Comprised of land devoted to raising beef cattle, which is mostly leased to a third party. See “Business — Farming — Cattle Business.”

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Introductory Note

On August 23, 2010, we entered into an Acquisition Agreement in connection with the acquisition of Dinaluca. The total purchase price for the acquisition of Dinaluca was $20.5 million including a cash payment of $8.3 million and seller financing of $12.2 million plus accrued interest at LIBOR plus 2% on outstanding amounts payable in two equal installments on the first anniversary and second anniversary of the transaction.

The following unaudited pro forma combined condensed consolidated financial information gives effect to the Reorganization, the Reverse Stock Split and the acquisition of all of the outstanding shares of Dinaluca. The unaudited pro forma consolidated statement of financial position is based on the historical statement of financial position of IFH, as adjusted to reflect the Reorganization and the Reverse Stock Split as discussed in Note 1 to the Audited Interim Consolidated Financial Statements of IFH. The unaudited pro forma combined consolidated statements of income combine the results of operations of IFH and Dinaluca for the year ended December 31, 2009 and for the nine month period ended September 30, 2010 as if the acquisition had occurred on January 1, 2009.

The unaudited pro forma combined condensed consolidated financial information has been prepared from, and should be read in conjunction with, the respective Audited Annual Consolidated Financial Statements and Audited Interim Consolidated Financial Statements of IFH, as adjusted to reflect the Reorganization and the Reverse Stock Split as discussed in Note 1 to the Audited Interim Consolidated Financial Statements of IFH. The historical financial statements of Dinaluca for the year ended December 31, 2009 and for the nine month period ended September 30, 2010 have been prepared in accordance with IFRS and IAS 34, respectively.

The historical financial statements of Dinaluca are presented in U.S. dollars. The preliminary pro forma acquisition adjustments described in the notes are based on available information and certain assumptions made by management.

The unaudited pro forma adjustments are based upon available information and assumptions that we believe are reasonable under the circumstances. The unaudited pro forma combined condensed consolidated financial information is presented for informational purposes only and is not necessarily indicative of and does not purport to represent what our financial position or results of operations would actually have been had the transactions described above been consummated as of the dates indicated. In addition, the unaudited pro forma combined condensed consolidated financial information is not necessarily indicative of our future financial condition or operating results.

You should read the information contained in this section in conjunction with “Organizational Structure”, “Selected Historical Financial and Other Data”, “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our historical audited financial statements and the accompanying notes and the accompanying notes included elsewhere in this prospectus.

Preliminary Purchase Price Allocation

The purchase price allocation is preliminary and may be subject to change. The final purchase price allocation is pending the finalization of appraisal valuations of land and certain other assets acquired, which may result in an adjustment to the preliminary purchase price allocation.

The unaudited pro forma combined condensed consolidated financial information reflects a preliminary purchase price of an upfront payment of $8.3 million in cash. The estimated total purchase price for the acquisition of the 100% of the outstanding shares of Dinaluca is as follows:

Purchase consideration ($ thousands):
Fair value of up front payment in cash	7,900
Present value of seller financing	11,605

Total purchase consideration(i)	19,505

Fair value of net assets acquired	12,482

Goodwill	7,023

(i)	The difference between the total purchase price of $20.1 million and the total purchase consideration of $19.5 million reflects the discount for the present value of the seller financing of $12.2 million.

The following analyzes the fair value accounting under IFRS 3R:

Fair Value of Net
Assets Acquired as
of August 23, 2010
($ thousands)

Cash and cash equivalents	28
Property, plant and equipment	14,075
Investment property	7,935
Deferred tax	(6,930)
Other current assets	1,331
Other current liabilities	(3,957)

Net assets acquired	12,482

Fair value adjustments have been considered for all assets and liabilities recorded on Dinaluca’s statement of financial position at the date of acquisition (August 23, 2010). The assets and liabilities where the fair value adjustments were most significant are the recognition of property, plant and equipment, investment property (mainly farmland) and the corresponding tax effects and goodwill associated with the transaction. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and other intangible assets and is not deductible for tax purposes. The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.

Pro forma Consolidated Statement of Financial Position and Explanatory Notes

	Unaudited Pro Forma Consolidated Statement of
	Financial Position
	As of September 30, 2010
		II
		Pro Forma
		Adjustments
	I	Reorganization
	Historical	and Reverse		III
	IFH	Stock Split	Notes	Pro forma
	(All amounts in $ thousands, except as otherwise indicated)

ASSETS
Non-Current Assets
Property, plant and equipment, net	751,418	—		751,418
Investment property	28,299	—		28,299
Intangible assets, net	28,517	—		28,517
Biological assets	85,445	—		85,445
Investments in joint ventures	6,124	—		6,124
Deferred income tax assets	64,801	—		64,801
Trade and other receivables, net	25,482	—		25,482
Other assets	25	—		25

Total Non-Current Assets	990,111	—		990,111

Current Assets
Biological assets	39,190	—		39,190
Inventories	87,718	—		87,718
Trade and other receivables, net	100,846	—		100,846
Derivative financial instruments	1,428	—		1,428
Cash and cash equivalents	60,621	—		60,621

Total Current Assets	289,803	—		289,803

TOTAL ASSETS	1,279,914	—		1,279,914

MEMBERS EQUITY/ SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Members’ units	697,289	(697,289)	A	—
Share capital	—	120,000	A	120,000
Share premium	—	563,343	A	563,343
Cumulative translation adjustment	5,654	(113)	A	5,541
Equity-settled compensation	13,575	(271)	A	13,304
Retained earnings	(44,483)	889	A	(43,594)

Equity attributable to equity holders of the parent	672,035	(13,441)		658,594

Non controlling interest	75	13,441	A	13,516

TOTAL MEMBERS EQUITY/ SHAREHOLDERS EQUITY	672,110	—		672,110

LIABILITIES
Non-Current Liabilities
Trade and other payables	15,992	—		15,992
Borrowings	265,361	—		265,361
Deferred income tax liabilities	97,404	—		97,404
Payroll and social liabilities	1,224	—		1,224
Provisions for other liabilities	3,688	—		3,688

Total Non-Current Liabilities	383,669	—		383,669

Current Liabilities
Trade and other payables	62,330	—		62,330
Current income tax liabilities	2,644	—		2,644
Payroll and social liabilities	17,227	—		17,227
Borrowings	137,858	—		137,858
Derivative financial instruments	3,682	—		3,682
Provisions for other liabilities	394	—		394

Total Current Liabilities	224,135	—		224,135

TOTAL LIABILITIES	607,804	—		607,804

TOTAL MEMBERS EQUITY/ SHAREHOLDERS EQUITY AND LIABILITIES	1,279,914	—		1,279,914

Notes to the Pro Forma Statement of Financial Position as of September 30, 2010

I. This column represents the historical statement of financial position as extracted from the Audited Interim Consolidated Financial Statements of IFH as of September 30, 2010.

II. This column represents the pro forma adjustments to reflect the Reorganization and the Reverse Stock Split as discussed in Note 1 to the Audited Interim Consolidated Financial Statements of IFH as if they had been completed as of September 30, 2010, as follows:

A. These adjustments represent the capital structure of Adecoagro S.A. based on 79,999,985 shares of common stock, the elimination of 475,652,189 membership units of IFH, the recognition of share premium as a result of the new capital structure, and the recognition of non controlling interest as a 2% interest in IFH and its subsidiaries will not be held by Adecoagro S.A. Accordingly, the pro forma column includes the following adjustments:

(1) Recognition of the share capital of Adecoagro S.A. for a total nominal value of US$120.0 million and the elimination of the members’ units of IFH for a total amount of US$697.3 million;

(2) Recognition of share premium for a total amount of US$563.3 million arising as the difference between the 98% of the member’s units of IFH and the new share capital of Adecoagro S.A.;

(3) Recognition of an additional 2% non controlling interest for a total amount of US$13.3 million due to the reduction in the total equity attributable to equity holders of IFH that will not be held by Adecoagro S.A.

Adecoagro S.A. will seek to rely on the participation exemption from tax on income pursuant to the laws of Luxembourg. Accordingly, the Group does not expect that the Reorganization will have a material effect on the tax liabilities of Adecoagro S.A. See “Critical Accounting Policies and Estimates — Income taxes.”

The amendments to the stock option plans of the Group did not increase total fair value of the share-based payment arrangement or were otherwise beneficial to the Group’s employees. Accordingly, there is no impact in the financial position or results from operations as a result of the amendments of the stock option plans.

III. This column represents the unaudited pro forma statement of financial position of Adecoagro S.A. giving effect to the Reorganization and the Reverse Stock Split as if they had been completed as of September 30, 2010.

Pro forma Consolidated Statement of Income and Explanatory Notes

	Unaudited Pro Forma Combined Consolidated Statement of Income
	For the Nine Month Period Ended September 30, 2010
		II
		Pro forma				V
		Adjustments				Pro Forma		VI
	I	Reorganization			IV	Adjustments		Pro Forma	VII
	Historical	and Reverse		III	Historical	Dinaluca’s		Adjustments	Pro Forma
	IFH	Stock Split	Notes	Pro Forma	Dinaluca	Acquisition	Notes	Eliminations	Combined
	(All amounts in $ thousands, except as otherwise indicated)

Sales of manufactured products and services rendered	173,917	—		173,917	276	—		(208)	173,985
Cost of manufactured products sold and services rendered	(137,169)	—		(137,169)	(50)	—		—	(137,219)

Gross Profit from Manufacturing Activities	36,748	—		36,748	226	—		(208)	36,766

Sales of agricultural produce and biological assets	104,969	—		104,969	—	—		—	104,969
Cost of agricultural produce sold and direct agricultural selling expenses	(104,969)	—		(104,969)	—	—		—	(104,969)
Initial recognition and changes in fair value of biological assets and agricultural produce	(76,967)	—		(76,967)	—	—		208	(76,759)
Changes in net realizable value of agricultural produce after harvest	7,311	—		7,311	—	—		—	7,311

Gross (Loss)/Profit from Agricultural Activities	(69,656)	—		(69,656)	—	—		208	(69,448)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(32,908)	—		(32,908)	226	—		—	(32,682)

General and administrative expenses	(41,573)	—		(41,573)	(368)	—		—	(41,941)
Selling expenses	(32,836)	—		(32,836)	(8)	—		—	(32,844)
Other operating income, net	8,122	—		8,122	(66)	—		—	8,056
Share of loss of joint ventures	(220)	—		(220)	—	—		—	(220)

Loss from Operations Before Financing and Taxation	(99,415)	—		(99,415)	(216)	—		—	(99,631)

Finance income	9,364	—		9,364	—	—		—	9,364
Finance costs	(28,843)	—		(28,843)	(390)	(512)	A	—	(29,745)

Financial results, net	(19,479)	—		(19,479)	(390)	(512)		—	(20,381)

Loss Before Income Tax	(118,894)	—		(118,894)	(606)	(512)		—	(120,012)

Income tax benefit	29,347	—		29,347	313	179	B	—	29,839

Loss for the Year	(89,547)	—		(89,547)	(293)	(333)		—	(90,173)

Attributable to:
Equity holders of the parent	(89,545)	1,791	A	(87,754)					(88,367)
Non controlling interest	(2)	(1,791)	A	(1,793)					(1,805)
Losses per member unit/ common share for loss attributable to the equity holders of the parent during the year:
Basic	(0.188)	(0.543)	B	(1.097)					(1.105)
Diluted	n/a	n/a	B	n/a					n/a
Weighted-average member units/common shares outstanding:
Basic	475,652	(355,652)	B	80,000					80,000
Diluted	492,972	(368,602)	B	82,913					82,913

Notes to the Pro Forma Consolidated Statement of Income for the nine month period ended September 30, 2010

I. This column represents the historical statement of income as extracted from the Audited Interim Consolidated Financial Statements of IFH for the nine month period ended September 30, 2010.

II. This column represents the pro forma adjustments to reflect the Reorganization and the Reverse Stock Split as discussed in Note 1 to the Audited Interim Consolidated Financial Statements of IFH as if they had been completed as of January 1, 2009, as follows:

A. These adjustments represent the capital structure of Adecoagro S.A. based on 79,999,985 shares of common stock, the elimination of 475,652,189 membership units of IFH, and the recognition of non controlling interest as a 2% interest in IFH and its subsidiaries will not be held by Adecoagro S.A.

B. These adjustments represent the effect of the new capital structure of Adecoagro S.A. (as set forth in A. above) on loss per common share and on weighted average shares outstanding for the period ended September 30, 2010.

Adecoagro S.A. will seek to rely on the participation exemption from tax on income pursuant to the laws of Luxembourg. Accordingly, the Group does not expect that the Reorganization will have a material effect on the income tax liabilities of Adecoagro S.A.

The amendments to the stock option plans of the Group did not increase total fair value of the share-based payment arrangement or were otherwise beneficial to the Group’s employees. Accordingly, there is no impact in the financial position or results from operations of the Group as a result of the amendments of the stock option plans.

III. This column represents the statement of income of Adecoagro S.A. after the Reorganization and the Reverse Stock Split as if they had been completed as of January 1, 2009.

IV. This column represents the historical statement of income of Dinaluca for the period from January 1, 2010 to August 23, 2010.

V. This column shows the pro forma adjustments for the period from January 1, 2010 to August 23, 2010 as if the acquisition of Dinaluca has occurred on January 1, 2009 (as the results for the remaining period ended September 30, 2010 are already incorporated in IFH historical consolidated financial statements), as follows:

A. This adjustment represents the unwinding effect of the discounting for the seller financing.

B. This adjustment represents the tax effects of the transaction.

No depreciation adjustment has been included as the fair value adjustment of property, plant and equipment relates to farmland, which is not subject to depreciation.

VI. This column represents the elimination of transactions occurred for the period from January 1, 2010 to August 23, 2010 between Dinaluca and IFH, which become intercompany as of January 1, 2009.

VII. This column represents the unaudited pro forma combined consolidated statement of income for the acquisition of Dinaluca under IFRS and reflects all adjustments in columns I to VI above.

Pro forma Consolidated Statement of Income and Explanatory Notes

	Unaudited Pro Forma Combined Consolidated Statement of Income
	for the Year Ended December 31, 2009
		II
		Pro forma				V
		Adjustments				Pro Forma		VI
	I	Reorganization			IV	Adjustments		Pro forma	VII
	Historical	and Reverse		III	Historical	Dinaluca’s		Adjustments	Pro Forma
	IFH	Stock Split	Notes	Pro forma	Dinaluca	Acquisition	Notes	Eliminations	Combined
	(All amounts in $ thousands, except as otherwise indicated)

Continuing Operations:
Sales of manufactured products and services rendered	183,386	—		183,386	398	1,341	A	(329)	184,796
Cost of manufactured products sold and services rendered	(180,083)	—		(180,083)	(159)	(1,052)	A	329	(180,965)

Gross Profit from Manufacturing Activities	3,303	—		3,303	239	289		—	3,831

Sales of agricultural produce and biological assets	130,217	—		130,217	—	1,863	A	(689)	131,391
Cost of agricultural produce sold and direct agricultural selling expenses	(130,217)	—		(130,217)	—	(1,863)	A	689	(131,391)
Initial recognition and changes in fair value of biological assets and agricultural produce	71,668	—		71,668	—	429	A	—	72,097
Changes in net realizable value of agricultural produce after harvest	12,787	—		12,787	—	(1)	A	—	12,786

Gross Profit from Agricultural Activities	84,455	—		84,455	—	428		—	84,883

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	87,758	—		87,758	239	717		—	88,714

General and administrative expenses	(52,393)	—		(52,393)	(175)	(361)	A	—	(52,929)
Selling expenses	(31,169)	—		(31,169)	(1)	(594)	A	—	(31,764)
Other operating income, net	13,071	—		13,071	264	—		—	13,335
Share of loss of joint ventures	(294)	—		(294)	—	—		—	(294)

Profit/(Loss) from Operations Before Financing and Taxation	16,973	—		16,973	327	(238)		—	17,062

Finance income	11,553	—		11,553	—	—		—	11,553
Finance costs	(34,216)	—		(34,216)	(1,131)	(768)	B	—	(36,115)

Financial results, net	(22,663)	—		(22,663)	(1,131)	(768)		—	(24,562)

Loss Before Income Tax	(5,690)	—		(5,690)	(804)	(1,006)		—	(7,500)

Income tax benefit	5,415	—		5,415	78	356	C	—	5,849

Loss for the Year from Continuing Operations	(275)	—		(275)	(726)	(650)		—	(1,651)

Discontinued operations:
(Loss)/Profit for the year from discontinued operations	—	—		—	(151)	151		—	—

Loss for the Year	(275)	—		(275)	(877)	(499)		—	(1,651)

Attributable to:
Equity holders of the parent	(265)	5	A	(260)					(1,608)
Non controlling interest	(10)	(5)	A	(15)					(43)
Losses per member unit/common share for loss attributable to the equity holders of the parent during the year:
Basic	(0.001)	(0.001)	B	(0.003)					(0.020)
Diluted	n/a	n/a	B	n/a					n/a
Weighted-average member units/common shares outstanding:
Basic	456,100	(336,100)	B	80,000					80,000
Diluted	473,166	(348,676)	B	82,993					82,993

Notes to the Pro Forma Consolidated Statement of Income for the year ended December 31, 2009

I. This column represents the historical statement of income as extracted from the Audited Annual Consolidated Financial Statements of IFH for the year ended December 31, 2009.

II. This column represents the pro forma adjustments to reflect the Reorganization and the Reverse Stock Split as discussed in Note 1 to the Audited Interim Consolidated Financial Statements of IFH as if they had been completed as of January 1, 2009, as follows:

A. These adjustments represent the capital structure of Adecoagro S.A. based on 79,999,985 shares of common stock, the elimination of 475,652,189 membership units of IFH, and the recognition of non controlling interest as a 2% interest in IFH and its subsidiaries will not be held by Adecoagro S.A.

B. These adjustments represent the effect of the new capital structure of Adecoagro S.A. (as set forth in A. above) on loss per common share and on weighted average shares outstanding for the year ended December 31, 2009.

Adecoagro S.A. will seek to rely on the participation exemption from tax on income pursuant to the laws of Luxembourg. Accordingly, the Group does not expect that the Reorganization will have a material effect on the income tax liabilities of Adecoagro S.A.

The amendments to the stock option plans of the Group did not increase total fair value of the share-based payment arrangement or were otherwise beneficial to the Group’s employees. Accordingly, there is no impact in the financial position or results from operations as a result of the amendments of the stock option plans.

III. This column represents the statement of income of Adecoagro S.A. after the Reorganization and the Reverse Stock Split as if they had been completed as of January 1, 2009.

IV. This column represents the historical statement of income of Dinaluca for the year ended December 31, 2009 prepared under IFRS.

V. This column shows the result of combining the operations of Dinaluca with those of IFH as if the acquisition of Dinaluca has occurred on January 1, 2009, as follows:

A. The historical statement of income of Dinaluca for the year ended December 31, 2009 reflects the results of the crop production as discontinued operations showing a net loss of $0.2 million. Dinaluca had discontinued the use of the land for crop production and started leasing out the same land to a subsidiary of IFH, an unrelated party prior to the acquisition. Upon the acquisition, the land will continue to be used for crop production, accordingly, from a consolidated standpoint, the net loss aggregated in discontinued operations has been shown in each line of the statement of income as results from continuing operations.

B. This adjustment represents the unwinding effect of the discounting for the seller financing for the year ended December 31, 2009.

C. This adjustment represents the tax effects of the transaction.

No depreciation adjustment has been included as the fair value adjustment of property, plant and equipment relates to farmland, which is not subject to depreciation.

VI. This column represents the elimination of transactions occurred between Dinaluca and IFH which become intercompany as of January 1, 2009.

VII. This column represents the unaudited pro forma combined consolidated statement of income for the acquisition of Dinaluca under IFRS and reflects all adjustments in columns I to VI above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the Audited Annual Consolidated Financial Statements and the related notes and the Audited Interim Consolidated Financial Statements and the related notes included elsewhere in this prospectus, as well as the information presented under “Selected Consolidated Financial Data.” The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements; for more information regarding the risks, uncertainties and assumptions inherent in these forward-looking statements, see “Forward-looking Statements” and “Risk Factors.”

Introduction

We are engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops (soybeans, corn, wheat, etc.), rough rice, coffee and sugarcane, for sale to third parties and for internal use as inputs in our various manufacturing processes. Our agricultural activities also include producing raw milk and fattening beef cattle for sale to third parties. Our manufacturing activities consist of (i) selling manufactured products, including processed rice, sugar, ethanol and energy, among others, and (ii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. Our land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices to enhance yields and increase the value of the land.

As further described below, we are organized into three main lines of business: farming; sugar, ethanol and energy; and land transformation. These lines of business consist of seven reportable operating segments, which are evaluated by the chief operating decision-maker based upon their economic characteristics, the nature of the products they offer, their production processes and their type and class of customers and distribution methods. Our farming business is comprised of five reportable operating segments: Crops, Rice, Dairy, Coffee and Cattle. Each of our sugar, ethanol and energy and land transformation lines of business is also a reportable operating segment.

There are significant economic differences between our agricultural and manufacturing activities. Some of our agricultural activities generally do not involve further manufacturing processes, including those within the crops, dairy, coffee and cattle segments. However, from time to time, some of the harvested crops may be used to produce manufactured products, like soybean oil. These activities are also included within the crops segment. Our other agricultural activities in the rice and sugar, ethanol and energy segments generally involve further manufacturing processes, comprising our manufacturing activities. The table below sets forth our agricultural and manufacturing activities by segment.

Manufactured Product &
Segment	Agricultural Product	Services Rendered

Crops	Soybean Corn Wheat Sunflower Cotton	Soybean oil & soybean meal
Grain drying & conditioning
Rice	Rough rice	White rice & brown rice
Dairy	Raw milk	Whole milk powder
Coffee	Coffee	Trading
Cattle	Head or kilograms of cattle	Land leasings
Sugar, Ethanol and Energy	Sugarcane	Sugar Ethanol Energy

We structure the revenue and cost section of our statement of income to separate our “Gross Profit from Manufacturing Activities” from our “Gross Profit from Agricultural Activities” as further described below:

Manufacturing Activities

The gross profit of our manufacturing activities is a function of our sales of manufactured products and services rendered and the related costs of manufacturing those products or delivering those services. We recognize an amount of revenue representing the actual dollar amount collected or to be collected from our customers. Our principal costs consist of raw materials, labor and social security expenses, maintenance and repairs, depreciation, lubricants and other fuels, among others. We obtain our raw materials principally from our own agricultural activities and, to a lesser extent, from purchases from third parties.

Agricultural Activities

Our agricultural activities involve the management of the biological transformation of biological assets into agricultural produce for sale to third parties, or into agricultural products that we use in our manufacturing activities. We measure our biological assets and agricultural produce in accordance with IAS 41 “Agriculture.” IAS 41 requires biological assets to be measured on initial recognition and at each balance sheet date at their fair value less costs to sell, with changes in fair value recognized in the statement of income as they occur. As market determined prices are generally not available for biological assets while they are growing, we use the present value of expected net cash flows as a valuation technique to determine fair value, as further discussed below in “Critical Accounting Policies and Estimates.” In addition, agricultural produce at the point of harvest is measured at fair value less costs to sell, which is generally determined by reference to the quoted market price in the relevant market. Consequently, the gains and losses arising on initial recognition and changes in fair value of our biological assets and the initial recognition of our agricultural produce at the point of harvest are accounted for in the statement of income in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce.”

After agricultural produce is harvested, we may hold it in inventory at net realizable value up to the point of sale, which includes market selling price less direct selling expenses, with changes in net realizable value recognized in the statement of income as incurred. When we sell our inventory, we sell at the prevailing market price and we incur direct selling expenses.

We generally recognize the agricultural produce held in inventory at net realizable value with changes recognized in the statement of income as they are incurred. Therefore, changes in net realizable value represent the difference in value from the last measurement through the date of sale on an aggregated basis.

We consider gains and losses recorded in the line items of the statement of income “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest” to be realized only when the related produce or manufactured product is sold to third parties and, therefore, converted into cash or other financial assets. Therefore, “realized” gains or losses means that the related produce or product has been sold and the proceeds are included in revenues for the period.

The sale of agricultural produce is revenue as defined in IAS 18. However, IAS 41 does not provide guidance on the presentation of revenues and costs arising from the selling of biological assets and agricultural produce. Due to the lack of guidance in IAS 41 and based on IAS 1, “Presentation of financial statements,” we present, as a matter of accounting policy, our sales of biological assets and agricultural produce and their respective costs of sale separately in two line items in the statement of income. The line item “Sales of agricultural produce and biological assets” represents the consideration received or receivable for the sale to third parties based generally on the applicable quoted market prices of the respective produce or biological asset in the relevant markets at the point of sale. At the point of sale, our agricultural produce is measured at net realizable value, which reflects the sale price less the direct cost to sell, and our biological assets are measured at fair value less cost to sell, in each case, using the applicable quoted market prices in the relevant markets.

The line item “Cost of agricultural produce sold and direct agricultural selling expenses” consists of two components: (i) the cost of our sold agricultural produce and/or biological assets as appropriate plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.”

Accordingly, we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties but we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest,” as described above.

Land Transformation

The Land Transformation segment includes two types of operations. The first relates to the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land (land which we have identified as capable of being transformed into more productive farmland by enhancing yields and increasing its future value). When we acquire a farmland business for an acquisition price below its estimated fair value, we recognize an immediate gain (a “purchase bargain gain”). The land acquired is recognized at its fair value at the acquisition date and is subsequently carried at cost under the cost model in IAS 16.

The second type of operation undertaken within this segment relates to the realization of value through the strategic disposition of assets (i.e. farmland) that may have reached full development potential. Once we believe certain land has reached full growth potential, we may decide to realize such incremental value through the disposition of the land.

The results of these two activities (purchase bargain gains as a result of opportunistic acquisitions of businesses with underdeveloped or underutilized land below fair market value, and gains on dispositions reflecting the ultimate realization of cash value on dispositions of transformed farmlands) are included separately in the Land Transformation segment.

Land transformation activities themselves are not reflected in this segment; rather, they are reflected in all of our other agricultural activities in other segments. The results of our land transformation strategy are realized as a separate activity upon disposition of transformed farmlands and other rural properties.

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Commencing during the middle of 2008 and lasting until the middle of 2009, the countries in which we operate suffered one of the worst droughts of the last 50 to 70 years, which resulted in a reduction of approximately 15.0% to 40.0% in our yields, depending on the affected commodity, compared with our historical averages. These yield reductions directly impacted the yields of our Crops segment, which is reflected in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” of the statement of income. The average expected yields for crops before the drought were 2.5 tons per hectare for soybean, 7.7 tons per hectare for corn and 1.7 tons per hectare for the remaining crops. The actual yields for the 2008/2009 harvest following the drought were 1.5 tons per hectare for soybean, 5.5 tons per hectare for corn and 1.4 tons per hectare for the remaining crops, which generated a decrease in initial recognition and changes in fair value of biological assets and agricultural produce in respect of soybeans, corn and the remaining crops of $13.0 million, $3.1 million and $0.3 million, respectively, for the year ended December 31, 2009.

The average expected yield for rice before the drought was 6.7 tons per hectare. The actual yield for the 2008/2009 harvest following the drought was 5.5 tons per hectare, which generated a decrease in initial recognition and changes in fair value of biological assets and agricultural produce of $4.2 million for the year ended December 31, 2009.

The following table sets forth our average crop, rice and sugarcane yields for the periods indicated:

	Nine-Month
	Period Ended					% Change
	September 30,		Year Ended December 31,			3Q2009-	2008-	2007-
	2010	2009	2009	2008	2007	3Q2010	2009	2008
	Ton per hectare

Corn	5.5	5.5	5.5	6.8	8.3	0.2%	(18.5)%	(17.8)%
Soybean	3.2	1.5	1.5	2.1	3.0	117.6%	(30.9)%	(28.9)%
Soybean (second harvest)	1.9	1.6	1.6	1.7	2.9	21.3%	(7.3)%	(39.3)%
Cotton	3.8	2.9	2.9	4.5	3.0	31.0%	(35.6)%	48.9%
Wheat	2.7	2.3	2.3	2.4	3.8	17.1%	(4.4)%	(36.2)%
Rice	5.1	5.5	5.5	6.7	6.6	(8.1)%	(17.3)%	0.7%
Coffee	1.9	1.8	1.8	2.3	1.5	(21.7)%	23.3%	5.6%
Sugarcane	96.3	93.2	93.4	89.4	88.0	3.3%	4.5%	1.6%

*	Average yields include all our productive regions.

Since the middle of 2009, rain levels have normalized generating in general a recovery of yields for the 2009/2010 harvest.

Effects of Fluctuations in Production Costs

During the last three years, we have experienced fluctuations in our production costs. The primary reason is the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel and (v) farm leases. The use of advanced technology, however, has allowed us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include using no-till (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil (See “Business — Technology and Best Practices — No-Till”)), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane.

Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 4, 2010 to September 30, 2010, wheat prices increased by approximately 20.8%, and soybean prices increased by approximately 5.5%. Prices in Argentina are highly correlated with CBOT prices. Also, between January 4, 2010 and May 6, 2010, sugar prices decreased by 50.5% and between May 6, 2010 and September 30, 2010 increased by 85.1%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Ethanol prices decreased by 21.9% during the same period, according to Escola Superior de Agricultura Luiz de Queiroz (“ESALQ”) data. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and sales of agricultural produce and biological assets sold to third parties.

The following graphs show the spot market price of some of our products for the periods indicated:

Soybean in $ cents per bushel (CBOT)	Coffee in $ cents per pound (ICE-NY)

Sugar in $ cents per pound (ICE-NY)	Ethanol in Reais per cubic meter (ESALQ)

Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and product area (hectares) in this prospectus in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop, rice or coffee planting on the last farm to finish harvesting that harvest year.

Product area for cattle is presented on a harvest year basis, as land utilized for cattle operations is linked to our farming operations and use of farmland during a harvest year, while production volumes for dairy and cattle are presented on a fiscal year basis. On the other hand, production volume and product area in our sugar, ethanol and energy business are presented on a fiscal year basis.

The financial results in respect of all of our products are presented on a fiscal year basis. See “Business — Farming — Crops Business (Grains, Oilseeds and Cotton) — Crop Production Process.”

Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice, coffee and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. Regarding sugarcane and coffee, the production area can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. Coffee trees are pruned from time to time, in which case they do not produce beans and accordingly, are not harvested the following year. The following table sets forth the fluctuations in the production area for the periods indicated:

	Nine-Month Period Ended
	September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
		Hectares

Crops	134,562	104,986	104,986	77,221	69,984
Rice	18,142	17,258	17,258	14,820	14,984
Coffee	1,632	1,632	1,632	1,632	1,597
Sugar, Ethanol and Energy	54,352	47,798	49,470	32,616	22,378

Effect of Acquisitions and Dispositions

The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition. Significant acquisitions of subsidiaries occurred throughout the year ended December 31, 2007. These acquisitions affect mainly the comparability of our results of operations in the Crops, Rice and Cattle segments, because such acquisitions increased our production area.

Macroeconomic Developments in Emerging Markets

We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. In recent years, the emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) have generally experienced significant macroeconomic improvements but remain subject to such fluctuations.

Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products, mainly on soybean and its derivatives, wheat, rice and corn. Soybean is subject to an export tax of 35.0%; wheat is subject to an export tax of 23.0%, rough rice is subject to an export tax of 10.0%, processed rice is subject to an export tax of 5.0%, corn is subject to an export tax of 20.0% and sunflower is subject to an export tax of 32.0%. For more information on export taxes, please see “Regulatory and Environmental Overview — Argentina — Taxes — Export Taxes.”

As local prices are determined taking into consideration the export parity reference, any increase in export taxes would affect our financial results.

Effects of Foreign Currency Fluctuations

Each of our Argentine, Brazilian and Uruguayan subsidiaries uses local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our consolidated financial statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

As of December 31, 2009, the Peso-U.S. dollar exchange rate was Ps.3.8 per U.S. dollar as compared to Ps.3.5 and Ps.3.1 per U.S. dollar as of December 31, 2008 and 2007, respectively. As of December 31, 2009, the Real-U.S. dollar exchange rate was R$1.7 per U.S. dollar as compared to R$2.3 and R$1.8 per U.S. dollar as of December 31, 2008 and 2007, respectively. As of September 30, 2010, the Peso-U.S. dollar exchange rate was Ps.3.96 per U.S. dollar as compared to Ps.3.84 as of September 30, 2009. As of September 30, 2010, the Real-U.S. dollar exchange rate was R$1.7 per U.S. dollar as compared to R$1.8 as of September 30, 2009.

The following graph shows the Real-U.S. dollar rate of exchange for the periods indicated:

Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. Coffee and cotton are unique in that while both are typically harvested from May to August, they require a conditioning process that takes about two to three months. Sales in other business segments, such as in our Cattle and Dairy segments, tend to be more stable. However, the cattle and milk sales are generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins between April and May and ends between November and December. This creates fluctuations in our sugar and ethanol inventories, which usually peaks in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce line item.” See “— Critical Accounting Policies and Estimates — Biological Assets.”

Land Transformation

Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as “no-till” technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time.

The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

Capital Expenditures and Other Investments

Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land and (iii) expanding and upgrading our production facilities. Our capital expenditures incurred in connection with such activities were $257.8 million for the year ended December 31, 2007, $186.3 million for the year ended December 31, 2008 and $98.1 million for the year ended December 31, 2009. See also “— Capital Expenditures.”

Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2009 in each of the countries in which we operate:

Tax Rate (%)

Argentina	35
Brazil(1)	34
Uruguay	25

(1)	Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

We prepared the Audited Annual Consolidated Financial Statements in accordance with IFRS as issued by the IASB and the interpretations of the IFRIC. We prepared the Audited Interim Consolidated Financial Statements in accordance with IFRS as issued by the IASB and the interpretations of the IFRIC, including IAS 34. The critical accounting policies are policies important to the portrayal of a company’s financial condition and operating results, and which require management to make difficult and subjective judgments that are inherently uncertain. Based on this definition, we have identified the following significant accounting policies as critical to the understanding of our consolidated financial statements. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. The principal area where our management is required to make significant judgments about estimates where actual results could differ materially from such estimates is in the carrying amount of our biological assets. These estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. We continually evaluate our judgments, estimates and assumptions. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected.

We believe the following to be our more significant critical accounting policies and estimates used in the preparation of the consolidated financial statements:

Biological Assets and Agricultural Produce

Before harvest, our crops are biological assets. Subsequent to harvest, biological transformation ceases and the harvested crops meet the definition of agricultural produce under IAS 41 “Biological Assets.” As prescribed by IAS 41, we measure growing crops which have not attained significant biological growth at cost less any impairment losses, which approximates fair value. Capitalized expenses for growing crops include land preparation expenses and other direct production expenses incurred during the sowing period including costs of labor, fuel, seeds, agrochemical and fertilizer, among others. We measure biological assets (at initial recognition, when the biological asset has attained significant biological growth, and at each subsequent measurement reporting date) and agricultural produce at the point of harvest at fair value less selling costs. The objective of the fair value model under IAS 41 is to recognize gains and losses arising from such measurements gradually over the asset’s life rather than only on sale or realization. IAS 41 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at the point of harvest.

We account for agricultural produce after harvest as inventory, as further described below.

The following table sets forth the way in which we value biological assets and agricultural produce for each of our principal products:

Biological Asset
	No Significant	Significant
	Biological Growth	Biological Growth	Agricultural Produce	Manufactured Product

Crops	Crop from planting through approximately 60 days	Crop, approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 5 months).	Harvested crop (soybean, corn, wheat, etc.)	Crops
Rice	Rice plant from planting through approximately 60 days	Rice plant, approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 4 months).	Harvested rough rice	Rice
Coffee	Coffee tree from planting through approximately 18 months	Coffee tree, approximately 18 months after planting until exhausted in 15-20 harvests (total period of approximately 16 years).	Harvested coffee	Coffee

Biological Asset
	No Significant	Significant
	Biological Growth	Biological Growth	Agricultural Produce	Manufactured Product

Dairy	Dairy cow is considered a biological asset from birth/purchase to death or sale.		Raw milk	Processed milk (whole milk powder) and dairy products
Cattle	Beef cattle are considered a biological asset from birth/purchase to death or sale.		N/A	N/A
Sugar, ethanol and energy	Sugarcane from planting through approximately 30 days	Sugarcane, approximately 30 days after planting until exhausted in 5-6 harvests (total period of approximately 5.5 years).	Sugarcane	Sugar, ethanol and energy
VALUATION CRITERIA	Cost, which approximates fair value less accumulated impairment losses, if any.	Fair value (using discounted cash flow valuation) less cost to sell.	Net realizable value, except for rough rice and milk which are valued at cost.	Cost
For dairy and cattle, fair value less estimated cost to sell.

Gains and losses that arise from measuring biological assets at fair value less selling costs and measuring agricultural produce at the point of harvest at fair value less selling costs are recognized in the statement of income in the period in which they arise as “Initial recognition and changes in fair value of biological assets and agricultural produce.” We value our inventories of agricultural produce after harvest at net realizable value, except for rice, which is valued at cost.

When an active market exists for biological assets, we use the quoted market price in the most relevant market as a basis to determine the fair value of our biological assets, as in the case of cattle. For other biological assets where there is neither an active market nor market-determined prices during the growth cycle, we determine their fair value through the use of DCF valuation techniques. Therefore, we generally derive the fair value of our growing biological assets from the expected cash flows of the related agricultural produce. The DCF method requires the input of highly subjective assumptions, including observable and unobservable data. Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market, and the use of unobservable inputs is significant to the overall valuation of the assets. Various factors influence the availability of observable inputs, including, but not limited to, the type of asset and its location, climatic changes and the technology used, among others.

Unobservable inputs are determined based on the best information available, for example, by reference to historical information regarding past practices and results, statistical and agronomical information and other analytical techniques. Changes in the assumptions underlying such subjective inputs can materially affect the fair value estimate and impact our results of operations and financial condition from period to period.

The DCF method requires the following significant inputs to project revenues and costs:

•	Production cycles or number of harvests;

•	Production area in hectares;

•	Estimated crop and rice yields;

•	Estimated sucrose content (Total Recoverable Sugar or TRS) for sugarcane;

•	Estimated costs of harvesting and other costs to be incurred until the crops and rice reach maturity (mainly costs of pesticides, herbicides and spraying);

•	Estimated transportation costs;

•	Market prices; and

•	Discount rates.

In contrast to biological assets whose fair value is generally determined using the DCF method, we typically determine the fair value of our agricultural produce at the point of harvest using market prices.

Market prices used in the DCF model are determined by reference to observable data in the relevant market (e.g. for crops, rice, sugar and coffee). Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated by our agronomic engineers based on several factors, including the location of the farmland, soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of our control, including but not limited to extreme or unusual weather conditions, plagues and other diseases. Discount rates reflect current market assessments of the assets involved and the time value of money.

The estimates for prices, costs, yields and discount rates are the assumptions that most significantly affect the fair value determination of biological assets. For example, as of December 31, 2009, the impact of a reasonable 10% increase (decrease) in estimated market prices, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $44.4 million for sugarcane, $9.9 million for coffee, $1.6 million for crops and $1.6 million for rice. As of December 31, 2009, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a increase (decrease) in the fair value of our plantations less cost to sell of $33.9 million for sugarcane, $7.8 million for coffee, $1.0 million for crops and $1.0 million for rice. As of December 31, 2009, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $16.4 million for sugarcane and $1.3 million for coffee. As of December 31, 2009, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $3.2 million for crops and $3.2 million for rice. As of December 31, 2009, the impact of a reasonable 100 basis point increase (decrease) in discount rates, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $2.2 million for sugarcane and $1.2 million for coffee.

As of September 30, 2010, the impact of a reasonable 10% increase (decrease) in estimated market prices, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $31.9 million for sugarcane, $11.4 million for coffee and $0.6 million for crops. As of September 30, 2010, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a increase (decrease) in the fair value of our plantations less cost to sell of $29.1 million for sugarcane, $7.8 million for coffee and $0.3 million for crops. As of September 30, 2010, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $10.3 million for sugarcane and $4.6 million for coffee. As of September 30, 2010, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $1.0 million for crops. As of September 30,

2010, the impact of a reasonable 100 basis point increase (decrease) in discount rates, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $1.4 million for sugarcane and $1.6 million for coffee.

All of the key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions, including but not limited to increases or decreases in prices and discount rates used would result in a significant increase or decrease of the fair value of biological assets and significantly impact our statement of income. In addition, cash flows are projected over the following year or a number of years (depending on the type of biological asset) and based on estimated production. Estimates of production in and of themselves depend on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact estimated production and could, therefore, affect estimates of future cash flows used in the assessment of fair value.

In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the NY11 futures contract. Commencing with the nine-month period ended September 30, 2010, we introduced an adjustment to the valuation model for sugarcane, whereby sugar price estimates will be calculated based on the average of daily prices for sugar future contracts using a 6-month moving average rather than the single price for future contracts as of year end model previously used. The effect of this change in the valuation model recognized in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” was an increase in the loss of $47.5 million for the nine-month period ended September 30, 2010.

The aggregate gains and losses arising during a period on initial recognition and from the changes in fair value less costs to sell of biological assets is affected by the way we treat our harvesting and production costs for accounting purposes. Since IAS 41 does not provide guidance on the treatment of these costs, we generally capitalize all costs directly involved with the management of biological assets. These costs may include labor, planting, fertilizers, agrochemicals, harvesting, irrigation and feeding, among others. Then, the cost of the biological asset is adjusted periodically by the re-measurement of the biological asset at fair value less cost to sell. For example, before significant biological growth is attained, costs and expenses are capitalized as biological assets, and once biological assets reach significant biological growth we adjust biological assets to fair value less cost to sell. Accordingly, capitalized biological assets are adjusted periodically at fair value less cost to sell. At the point of harvest, we recognize the agricultural produce at fair value less cost to sell. The periodic adjustments in fair value less cost to sell reflect period to period gains or losses. After agricultural produce is harvested, we may hold it in inventory at net realizable value up to the point of sale, which includes market selling price less direct selling expenses, with changes in net realizable value recognized in the statement of income as incurred. When we sell our inventory, we sell at the prevailing market price and we incur direct selling expenses.

We generally recognize the agricultural produce held in inventory at net realizable value with changes recognized in the statement of income as they are incurred. Therefore, changes in net realizable value represent the difference in value from the last measurement through the date of sale on an aggregated basis.

We consider gains and losses recorded in the line items of the statement of income “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest” to be realized only when the related produce or manufactured product is sold to third parties and, therefore, converted into cash or other financial assets. Therefore, “realized” gains or losses means that the related produce or product has been sold and the proceeds are included in revenues for the period.

The sale of agricultural produce is revenue as defined in IAS 18. However, IAS 41 does not provide guidance on the presentation of revenues and costs arising from the selling of biological assets and agricultural produce. Due to the lack of guidance in IAS 41 and based on IAS 1, “Presentation of financial statements,” we present, as a matter of accounting policy, our sales of biological assets and agricultural produce and their respective costs of sale separately in two line items in the statement of income. The line item “Sales of agricultural produce and biological assets” represents the consideration received or receivable for the sale to third parties based generally on the applicable quoted market prices of the respective produce or biological asset in the relevant markets at the point of sale. At the point of sale, our agricultural produce is measured at net realizable value, which reflects the sale price less the direct cost to sell, and our biological assets are measured at fair value less cost to sell, in each case, using the applicable quoted market prices in the relevant markets.

The line item “Cost of agricultural produce sold and direct agricultural selling expenses” consists of two components: (i) the cost of our sold agricultural produce and/or biological assets as appropriate plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.”

Accordingly, we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties but we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest,” as described above.

Based on the foregoing, the gross profit of our agricultural activities is solely a function of the “Initial recognition and changes in fair value of biological assets and agricultural produce” and of the “Changes in net realizable value of agricultural produce after harvest.”

Business Combinations — Purchase Price Allocation

Accounting for business combinations requires the allocation of our purchase price to the various assets and liabilities of the acquired business at their respective fair values. We use all available information to make these fair value determinations. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

Impairment Testing

We review the carrying amounts of our property, plant and equipment and intangible assets of finite life at the date of each statement of financial position to determine whether there is any indication that such assets have suffered impairment. Based on the circumstances prevailing in each location, we use either a fair value less costs-to-sell model or a value-in-use model. An impairment loss, if any exists, is recognized immediately in the statement of income.

Due to the characteristics of our investments in Argentina and Uruguay, we tested all of our cash generating units (“CGUs”) based on a fair value less costs-to-sell model. In using this model, we applied the “sales comparison approach” as the method of valuing most properties. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties. The fair value of farmland property is the amount of money we would realize if it were sold at arm’s length by a willing seller to a willing buyer. We base the values of our farmland on the lands’ productive capability (the ability of the land to produce crops and/or maintain livestock) and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings, which include any improvement or structure that is used for farming operations, and are valued based on their size, age and design. Based on the factors described above, we assign each farm property a different soil classification for the purposes of establishing a value. Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive. We refer to Note 5 to the consolidated financial statements for a detailed description of amounts tested. Based on the testing performed, we determined that none of the CGUs, with or without allocated goodwill, were impaired as of December 31, 2009 and 2008.

For our investments in Brazil, we tested all CGUs based on a value-in-use model. In performing the value-in-use calculation, we applied pre-tax rates to discount the future pre-tax cash flows. We made key assumptions based on our past experience and we believe they are consistent with relevant external sources of information, such as appropriate market data. See Note 5 to the consolidated financial statements for further details.

We based our discount rates on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. As of September 30, 2010, the discount rate used for Brazil was 9.7%. We refer to Note 5 to the consolidated financial statements for a detailed description of amounts tested. Based on the testing performed we determined that none of the CGUs, with and without allocated goodwill, were impaired as of December 31, 2009 and 2008, and as of September 30, 2010. A reasonably possible change of 10% in the key assumptions used to determine the projections (excluding discount rates) would have had no effect on the goodwill impairment testing results for any of the years presented. The base case was then stress-tested using a zero growth assumption and continued to show no impairment. A reasonably possible change of 1% in the perpetuity growth rates would have had no effect on the goodwill impairment testing results. A reasonably possible change of 1% in the discount rates would have had no effect on the goodwill impairment testing results.

Fair Value of Derivatives and Other Financial Instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of commodity options are calculated using period-end market value together with common option pricing models. The fair value of interest rate swaps has been calculated using a DCF analysis.

Income Taxes

IFH LLC is a limited liability company, and all federal, state, and local income taxes have historically been the responsibility of our members. Profits and losses have been allocated to our members according to the limited liability company agreement of IFH LLC.

Adecoagro S.A. is a joint stock corporation (société anonyme) organized under the laws of the Grand Duchy of Luxembourg. We believe that Adecoagro S.A.’s corporate structure is organized in a form that will meet substantially all of the requirements provided for by Luxembourg law to benefit from the participation exemption regime, and we have not received an objection, nor any indication to the contrary, from the relevant Luxembourg tax authorities, to whom the proposed structure has been disclosed. Accordingly, Adecoagro S.A. believes that it can rely on the participation exemption from tax on income pursuant to the laws of Luxembourg and does not expect that the Reorganization will have a material effect on its tax liabilities. Our operating subsidiaries in Argentina, Brazil and Uruguay are subject to income taxes. We do not prepare or file a consolidated income tax return. Each operating subsidiary prepares and files its respective income tax returns based on the applicable tax legislation in the country in which the subsidiary operates. There are many transactions and calculations for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact our current and deferred income tax assets and liabilities in the period in which such determination is made.

Income taxes of each subsidiary are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not discounted. In certain jurisdictions, the annual effect of available tax losses is limited to a percentage of taxable income. In assessing the realizability of deferred tax assets, we consider whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Allowance for Trade Receivables

We maintain an allowance for trade receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for trade receivables, we base our estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

Operating Segments

IFRS 8, “Operating Segments,” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The amount reported for each segment item is the measure reported to the chief operating decision maker for these purposes.

We are organized into three main lines of business, which are farming; sugar, ethanol and energy; and land transformation, comprising seven reportable operating segments, which are organized based upon their similar economic characteristics, the nature of the products they offer, their production processes, the type and class of their customers and their distribution methods.

Our farming business is comprised of five reportable operating segments as follows:

•	Our Crops segment includes the planting, harvesting and sale to grain traders of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing and conditioning and handling and drying services to third parties. Production activities in our Crop segment reflect the most productive use of the land to maximize economic return and not the performance of any one underlying crop. Accordingly, the relative mix of underlying crops may change from harvest year to harvest year. A single manager is responsible for the management of operating activity of all crops rather than a manager for each individual crop.

•	Our Rice segment consists of planting, harvesting, processing and marketing of rice.

•	Our Dairy segment consists of the production and sale of raw milk, which is processed into manufactured products and marketed through our joint venture with Grupo La Lácteo. See “Related Party Transactions — Milk Supply Agreement.”

•	Our Coffee segment consists of cultivating coffee and marketing our own and third party coffee production.

•	Our Cattle segment consists of purchasing and fattening beef cattle for sale to meat processors and in local livestock auction markets and leasing land.

Our Sugar, Ethanol and Energy business is its own reporting operating segment and consists of cultivating sugarcane, which we process in our own sugar mills, transform into sugar, ethanol and electricity and market and sell.

Our Land Transformation business is its own reporting operating segment and includes (i) the ultimate cash realization through sales to third parties of land the increase in value of which is generated through the transformation of its productive capabilities and (ii) bargain gains arising from business combinations, which represent the excess of the fair value of the land acquired over the actual price paid, typically in connection with purchases of undeveloped or undermanaged farmland businesses. See note 5(c) to the Audited Annual Consolidated Financial Statements for a description of the basis used to determine fair values.

Nine-month period ended September 30, 2010 as compared to nine-month period ended September 30, 2009

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Nine-Month Period Ended
	September 30,
	2010	2009
	(In thousands of $)

Sales of manufactured products and services rendered	173,917	125,304
Cost of manufactured products sold and services rendered	(137,169)	(106,407)

Gross Profit from Manufacturing Activities	36,748	18,897

Sales of agricultural produce and biological assets	104,969	84,827
Cost of agricultural produce sold and direct agricultural selling expenses	(104,969)	(84,827)
Initial recognition and changes in fair value of biological assets and agricultural produce	(76,967)	25,724
Changes in net realizable value of agricultural produce after harvest	7,311	8,383

Gross (Loss)/Profit from Agricultural Activities	(69,656)	34,107

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(32,908)	53,004

General and administrative expenses	(41,573)	(41,780)
Selling expenses	(32,836)	(20,603)
Other operating income, net	8,122	(4,562)
Share of loss of joint ventures	(220)	(306)

Profit from Operations Before Financing and Taxation	(99,415)	(14,247)

Finance income	9,364	7,002
Finance costs	(28,843)	(21,814)

Financial results, net	(19,479)	(14,812)

(Loss) Before Income Tax	(118,894)	(29,059)

Income tax benefit	29,347	11,231

(Loss) for the Period	(89,547)	(17,828)

Sales of Manufactured Products and Services Rendered

Nine-Month						Sugar,
Period Ended						Ethanol and
September 30,	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2010	211	43,694	—	2,709	2,748	124,555	173,917
2009	7,893	53,375	752	4,775	—	58,509	125,304

Sales of manufactured products and services rendered increased 38.8%, from $125.3 million in the nine-month period ended September 20, 2009, to $173.9 million in the nine-month period ended September 30, 2010, primarily as a result of:

•	a $66.0 million increase in our Sugar, Ethanol and Energy segment due to: (i) a 46.9% increase in the volume of sugar and ethanol sold, measured in Total Recoverable Sugar (“TRS”), from 214 thousand tons of TRS equivalent in the nine-month period ended September 30, 2009 to 315 thousand tons of TRS equivalent in the nine-month period ended September 30, 2010. On average, one metric ton of sugarcane is equivalent to 140 kilograms of TRS equivalent. While a mill can produce either sugar or ethanol, the TRS input requirements differ between the two products. On average, 1.045 kilogram of TRS equivalent is required to produce 1.0 kilogram of sugar, while 1.691 kilograms of TRS equivalent is required to produce a liter of ethanol. The increase in the volume of TRS equivalent sold in the nine-month period ended September 30, 2010 was due to an increase of 115.4% in the volume of sugarcane crushed in our mills, from 1.4 million tons in the nine-month period ended September 30, 2009 to 2.9 million tons in the nine-month period ended September 30, 2010 due to the expansion of the crushing capacity at our Angélica mill, which was partially offset by our build-up of sugar and ethanol inventories as of the end of the period, (ii) a 46.0% increase in the average market price of ethanol, from $375.1 per cubic meter in the nine-month period ended September 30, 2009 to $547.5 per cubic meter in the nine-month period ended September 30, 2010; (iii) a 24.1% increase in the average market price of sugar, from $362.9 per ton in the nine-month period ended September 30, 2009 to $450.3 per ton in the nine-month period ended September 30, 2010, (iv) a 108.5% increase in the volume of energy sold, from 60.2 thousand MWh in the nine-month period ended September 30, 2009 to 125.4 thousand MWh in the nine-month period ended September 30, 2010. The following table sets forth the breakdown of sales by product for the periods indicated.

	Period Ended September 30,			Period Ended September 30,			Period Ended September 30,
	2010	2009	% Change	2010	2009	% Change	2010	2009	% Change
	(In millions of $)			(In thousands units)			(In dollars per unit)

Ethanol(M3)	64.5	37.7	71.1%	117.9	100.6	17.2%	547.5	375.1	46.0%
Sugar(Tons)	50.0	15.5	222.6%	111.0	42.7	160.0%	450.3	362.9	24.1%
Energy(MWh)	9.8	5.0	96.0%	125.4	60.2	108.3%	78.5	83.4	(5.9)%
Others	0.2	0.3	(33.3)%

Total	124.5	58.5	112.8%

During the nine month period ended September 30, 2010, the sugar facility at the Angélica mill was completed which increased sugar production proportionally, therefore increasing sugar sales more than ethanol sales.

•	a $2.7 million increase in our Cattle segment due to the revenues during the nine-month period ended September 30, 2010 from the lease of most of our cattle land to a third party in December 2009 for beef cattle grazing;

partially offset by:

•	a $9.7 million decrease in our Rice segment due to a 26.3% decrease in the volume of white and brown rice sold, mainly as a result of a 20.2% decrease in the volume of rough rice processed in our mills, as a result of a lower volume of rough rice purchased from third parties due to increases in the price of rough rice. The decrease in volume was partially offset by a 11.1% increase in price, from $525.6 per ton of rough rice equivalent, which reflects the sale price of white and brown rice, in the nine-month period ended September 30, 2009 to $583.9 per ton of rough rice equivalent in the nine-month period ended September 30, 2010;

•	a $7.7 million decrease in our Crops segment mainly due to a one-time production and sale of 18.9 thousand tons of soybean meal and oil in a leased industrial facility during the nine-month period ended September 30, 2009;

•	a $2.1 million decrease in our Coffee segment resulting from our cessation of coffee trading activities related to third-party production (we continue with the commercialization of our own coffee production); and

•	a $0.7 million decrease in our Dairy segment.

Cost of Manufactured Products Sold and Services Rendered

Nine-Month						Sugar,
Period Ended						Ethanol and
September 30,	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2010	—	(38,783)	—	(2,546)	—	(95,840)	(137,169)
2009	(4,969)	(39,053)	(612)	(4,137)	—	(57,636)	(106,407)

Cost of manufactured products sold and services rendered increased 28.9%, from $106.4 million in the nine-month period ended September 30, 2009, to $137.2 million in the nine-month period ended September 30, 2010. This increase was primarily due to:

•	a $38.2 million increase in our Sugar, Ethanol and Energy segment as a result of a 46.9% increase in the volume of sugar and ethanol sold coupled with a 55.3% increase in the actual price of sugarcane, which was partially offset by decreases in the operating costs per unit of TRS produced at the Angélica mill as compared to the prior period which had resulted from the unusual, sporadic rainfall pattern observed during the 2009 harvest which led to interruptions in harvesting activities, disruptions to milling operations and less stable production rates during the nine-month period ended September 30, 2009;

partially offset by:

•	a $5.0 million decrease in our Crops segment mainly due to the cost of raw materials (soybeans) associated with the one-time sale of soybean meal and oil during the nine-month period ended September 30, 2009;

•	a $1.6 million decrease in our Coffee segment due to a decrease in the volume of coffee traded as a result of the cessation of coffee trading activities since May 2010;

•	a $0.6 million decrease in our Dairy segment due to the cessation of whole milk powder selling activities following our entry into the Grupo La Lácteo joint venture; and

•	a $0.3 million decrease in our Rice segment due to a 26.3% decrease in the volume of white and brown rice sold which was partially offset by a 34.8% increase in the cost per unit sold, mainly as a result of an increase in the market price of rough rice, which is the main component of the cost.

Sales and Cost of Agricultural Produce and Biological Assets

Nine-Month						Sugar,
Period Ended						Ethanol and
September 30,	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2010	89,797	1,742	10,043	1,959	1,379	49	104,969
2009	61,362	1,120	8,420	3,816	10,017	92	84,827

Sales of agricultural produce and biological assets increased 23.8%, from $84.8 million in the nine-month period ended September 30, 2009, to $105.0 million in the nine-month period ended September 30, 2010, primarily as a result of:

•	a $28.4 million increase in our Crops segment mainly due to: (i) a 28.2% increase in the production area, from 104,986 hectares in the nine-month period ended September 30, 2009 to 134,562 hectares in the nine-month period ended September 30, 2010, and (ii) an increase in average yields obtained in the 2009/2010 harvest as a result of better weather conditions. The following table sets forth the breakdown of sales by product for the periods indicated.

	Period Ended September 30,			Period Ended September 30,			Period Ended September 30,
	2010	2009	% Change	2010	2009	% Change	2010	2009	% Change
							(In $ per ton)
	(In millions			(In thousands
	of $)			of tons)

Soybean	55.0	31.1	77.1%	224.2	105.8	111.8%	245.5	293.6	(16.4)%
Corn	24.0	10.6	126.1%	190.9	94.9	101.1%	125.9	112.0	12.4%
Cotton	2.1	9.1	(76.8)%	1.7	11.1	(84.5)%	1,223.3	816.5	49.8%
Wheat	3.6	3.7	(2.0)%	25.0	24.6	1.6%	144.9	150.3	(3.6)%
Sunflower	3.5	3.1	13.8%	12.8	13.6	(5.8)%	273.8	226.5	20.9%
Barley	0.7	2.1	(64.0)%	5.8	16.8	(65.6)%	128.3	122.6	4.7%
Others	0.8	1.7	(56.0)%	—	—	—

Total	89.8	61.4	46.3%	460.3	266.8	72.5%

•	a $1.6 million increase in our Dairy segment due to a 44.9% increase in the market price of raw milk, from 23.7 cents per liter in the nine-month period ended September 30, 2009 to 34.3 cents per liter in the nine-month period ended September 30, 2010, partially offset by a 17.7% decrease in the volume of liters produced, from 35.6 million liters in the nine-month period ended September 30, 2009 to 29.3 million liters in the nine-month period ended September 30, 2010; and

•	a $0.6 million increase in our Rice segment mainly attributable to higher sales of rice seeds to third parties as a result of an increase of the planting area in Argentina, primarily due to better weather conditions;

partially offset by:

•	a $8.5 million decrease in our Cattle segment due to a 93.1% decrease in the number of head of beef cattle sold, from 41.3 thousand head in the nine-month period ended September 30, 2009 to 2.8 thousand head in the nine-month period ended September 30, 2010, as a result of the reduced herd size following the sale of most of our beef cattle herd in December 2009; and

•	a $2.8 million decrease in our Coffee segment primarily due to a 35.8% decrease in the volume sold, from 1,683 tons in the nine-month period ended September 30, 2009 to 1,080 tons in the nine-month period ended September 30, 2010 as a result of a decrease in harvested area generated by an increase in the area under pruning, from 276 hectares in the nine-month period ended September 30, 2009 to 406 hectares in the nine-month period ended September 30, 2010.

While we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties, we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” Please see “— Critical Accounting Policies — Biological Assets” above for a discussion of the accounting treatment, financial statement presentation and disclosure related to our agricultural activity.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Nine-Month						Sugar,
Period Ended						Ethanol and
September 30,	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2010	23,390	2,571	6,795	(513)	552	(109,762)	(76,967)
2009	683	5,398	1,788	(12,469)	278	30,046	25,724

Initial recognition and changes in fair value of biological assets and agricultural produce was a loss of $77.0 million in the nine-month period ended September 30, 2010, as compared to a gain of $25.7 million in the nine-month period ended September 30, 2009, primarily due to:

•	a $139.8 million decrease in our Sugar, Ethanol and Energy segment due to:

•	a $13.5 million increase, from a loss of $6.1 million in the nine-month period ended September 30, 2009 to a gain of $7.4 million in the nine-month period ended September 30, 2010, generated by the recognition at fair value less cost to sell of sugarcane at the point of harvest due to: (i) a 117.6% increase in harvested area from 13,407 hectares in the nine-month period ended September 30, 2009 to 29,171 hectares in the nine-month period ended September 30, 2010, (ii) a 3.4% increase in yields obtained, from 93.2 tons per hectare in the nine-month period ended September 30, 2009 to 96.3 tons per hectare in the nine-month period ended September 30, 2010, and (iii) a 55.3% increase in the price of sugarcane from $18.7 per ton in the nine-month period ended September 30, 2009 to $29.1 per ton in the nine-month period ended September 30, 2010, as a result of higher sugar and ethanol market prices and higher TRS content in sugarcane, which was partially offset by (iv) a 15.7% increase in actual production costs, from $2,203.2 per hectare in the nine-month period ended September 30, 2009 to $2,549.9 per hectare in the nine-month period ended September 30, 2010, mainly as a result of an increase in transportation costs; and

•	a $153.3 million decrease, from a gain of $36.2 million in the nine-month period ended September 30, 2009 to a loss of $117.1 million in the nine-month period ended September 30, 2010 generated by a decrease in price estimates used in the DCF model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the NY11 futures contract. Sugar price estimates decreased due to lower sugar market prices and also as a result of an adjustment to this valuation model for sugarcane, which increased the loss to $47.5 million at September 30, 2010. Sugar price estimates as of September 30, 2010 are calculated based on the average of daily prices for sugar future contracts for the period April 1 to September 30, 2010 (i.e. 6-month moving average) rather than the single price for future contracts as of year end. The change is expected to mitigate the impact of volatility and seasonality that arises with a single pricing date.

•	Of the $109.8 million loss of initial recognition and changes in fair value of biological assets and agricultural produce for the nine-month period ended September 30, 2010, $117.1 million loss represents the unrealized portion, as compared to the $36.2 million gain unrealized portion of the $30.0 million of initial recognition and changes in fair value of biological assets and agricultural produce in the nine-month period ended September 30, 2009;

•	a $2.8 million decrease in our Rice segment as a result of (i) favorable weather conditions during the end of 2009 which resulted in the recognition at fair value less cost to sell of non-harvested rice of a larger proportion of the planted rice at the end of 2009, which reduced the recognition at fair value less cost to sell of rice at the point of harvest for the nine-month period ended September 30, 2010 by $6.8 million, and (ii) an 8.1% decrease in yields obtained. These effects were partially offset by a 5.1% increase in the production area and a 2.1% decrease in actual production costs (i.e. agrochemical and fertilizer expenses).

•	Of the $2.6 million of initial recognition and changes in fair value of biological assets and agricultural produce for the nine-month period ended September 30, 2010, $1.6 million represents the unrealized portion, as compared to the $1.7 million unrealized portion of the $5.4 million of initial recognition and changes in fair value of biological assets and agricultural produce in the nine-month period ended September 30, 2009;

partially offset by:

•	a $22.7 million increase in our Crops segment mainly due to:

•	a $21.7 million increase in the recognition at fair value less cost to sell of crops at the point of harvest, from $0.2 million in the nine-month period ended September 30, 2009 to $21.9 million in the nine-month period ended September 30, 2010, mainly due to: (i) higher crop yields, (ii) a 28.2% increase in the production area, from 104,986 hectares in the nine-month period ended September 30, 2009 to 134,562 hectares in the nine-month period ended September 30, 2010 and (iii) a decrease in agrochemical and fertilizer prices, which was partially offset by the favorable weather conditions by the end of 2009, resulting in the recognition at fair value less cost to sell of non-harvested crops of a larger proportion of the planted crops at the end of 2009, which reduced the recognition at fair value less cost to sell of crops at point of harvest for the nine-month period ended September 30, 2010 by $4.4 million compared to a reduction of $0.3 million for the nine-month period ended September 30, 2009. The resulting actual average margin per hectare for our summer crops (i.e. soybean, corn, sunflower and cotton) increased from $10.9 per hectare in the nine-month period ended September 30, 2009 (which is reflective of the impact of the drought) to $198.9 per hectare in the nine-month period ended September 30, 2010; and

•	a $1.0 million increase in the recognition at fair value less cost to sell for non-harvested crops as of period-end, from $0.4 million in the nine-month period ended September 30, 2009 to $1.5 million in the nine-month period ended September 30, 2010, due to better weather conditions, which resulted in an increase in the area of non-harvested winter crops attaining significant biological growth as of September 30, 2010.

The following table sets forth actual production costs by crop for the periods indicated:

	Nine-Month Period Ended September 30,
	2010	2009	% Change
	(In $ per hectare)

Corn	337.9	363.9	(7.1)%
Soybean	374.6	295.6	26.7%
Soybean (second harvest)	219.7	202.7	8.4%
Cotton	1,628.5	1,768.1	(7.9)%
Wheat	226.6	254.8	(11.1)%

•	Of the $0.7 million of initial recognition and changes in fair value of biological assets and agricultural produce for the nine-month period ended September 30, 2009, $0.6 million represents the unrealized portion, as compared to the $4.8 million unrealized portion of the $23.4 million of initial recognition and changes in fair value of biological assets and agricultural produce in the nine-month period ended September 30, 2010;

•	a $12.0 million increase in our Coffee segment due to:

•	a $2.3 million increase in the recognition at fair value less cost to sell of coffee at the point of harvest, from a loss of $3.2 million in the nine-month period ended September 30, 2009 to a loss of $0.9 million in the nine-month period ended September 30, 2010, due to a 3.0% increase in yields obtained and a 48.0% increase in the actual price of coffee at the point of harvest; and

•	a $9.7 million increase in the recognition at fair value less cost to sell of non-harvested coffee, from a loss of $9.3 million in the nine-month period ended September 30, 2009 to a gain of $0.4 million in the nine-month period ended September 30, 2010. The $9.3 million loss of the nine-month period ended September 30, 2009 was mainly generated by a reduction of the area to be harvested in the next 5 years as a result of the adoption of a pruning plan to correct the growth pattern of our coffee trees, which impacted the production estimates used in the DCF model used to determine the fair value of our coffee plantations as of September 30, 2009.

•	Of the $12.5 million loss in initial recognition and changes in fair value of biological assets and agricultural produce for the nine-month period ended September 30, 2009, $9.3 million represents the unrealized portion of the loss, as compared to the $0.4 million unrealized portion of the loss of $0.5 million of initial recognition and changes in fair value of biological assets and agricultural produce in the nine-month period ended September 30, 2010;

•	a $5.0 million increase in our Dairy segment mainly due to:

•	a $1.9 million increase in the recognition at fair value less cost to sell of raw milk, from $1.9 million in the nine-month period ended September 30, 2009 to $3.8 million in the nine-month period ended September 30, 2010 due to a 44.9% increase in raw milk market price partially offset by a 17.7% decrease in the volume of liters produced; and

•	a $3.1 million increase in the recognition at fair value less cost to sell of the dairy herd, from a loss of $0.1 million in the nine-month period ended September 30, 2009 to a gain of $3.0 million in the nine-month period ended September 30, 2010 as a result of a 78% increase in the market prices of dairy cows.

•	Of the $6.8 million in initial recognition and changes in fair value of biological assets and agricultural produce for the nine-month period ended September 30, 2010, $3.0 million gain represents the unrealized portion, as compared to the $0.1 million unrealized portion of the $1.8 million loss in initial recognition and changes in fair value of biological assets and agricultural produce in the nine-month period ended September 30, 2009; and

•	a $0.3 million increase in our Cattle segment mainly due to an increase in the average market price of cattle.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Nine-Month						Sugar,
Period Ended						Ethanol and
September 30,	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2010	6,287	N/A	N/A	1,024	N/A	N/A	7,311
2009	7,671	(19)	N/A	731	N/A	N/A	8,383

Changes in net realizable value of agricultural produce after harvest are mainly generated by commodity price fluctuations during the period of time the agricultural produce is in inventory. Changes in net realizable value of agricultural produce after harvest decreased 36.5% from $8.4 million in the nine-month period ended September 30, 2009 to $7.3 million in the nine-month period ended September 30, 2010. The $7.3 million of changes in the nine-month period ended September 30, 2010 was mainly generated by increases of crop prices (i.e. soybean, corn and wheat) of between 2.4% to 30.8%, depending on the crop, and a 34.6% increase in coffee price during the period. The $8.4 million of changes in net realizable value of agricultural produce after harvest generated in the nine-month period ended September 30, 2009 was mainly generated by an increase in crop prices of between 7.4 to 24.4%, depending on the crop, and by an increase in coffee prices of 14.0% during the period, which were due to crop and coffee price volatility and changes in supply and demand in the international markets. See “— Trends and Factors Affecting Our Results of Operations — Effects of Fluctuations in Commodities Prices” for more details regarding price fluctuations.

Of the $7.3 million of changes in net realizable value of agricultural produce after harvest for the nine-month period ended September 30, 2010, $3.0 million represents the unrealized portion, as compared to the $0.6 million unrealized portion of the $8.4 million of changes in net realizable value of agricultural produce after harvest in the nine-month period ended September 30, 2009.

General and Administrative Expenses

Nine-Month						Sugar,
Period Ended						Ethanol and
September 30,	Crops	Rice	Dairy	Coffee	Cattle	Energy	Corporate	Total
	(In thousands of $)

2010	(4,544)	(2,571)	(2,087)	(499)	(370)	(15,031)	(16,471)	(41,573)
2009	(4,706)	(2,161)	(1,820)	(1,850)	(2,269)	(11,978)	(16,996)	(41,780)

Our general and administrative expenses remained essentially unchanged from $41.8 million in the nine-month period ended September 30, 2009 to $41.6 million in the nine-month period ended September 30, 2010. General and administrative expenses for our Rice, Dairy and Sugar, Ethanol and Energy segments increased due to an increase in technical management expenses as a result of (i) hiring additional personnel and paying higher salaries and (ii) the higher related fuel and maintenance expenses resulting from the increase in the number of hectares planted and the larger scale of operations. This increase was partially offset by (i) a decrease in our Cattle segment, due to a reduction of overhead and administrative expenses following the sale of most of our cattle herd during 2009, and (ii) a decrease in our Coffee segment, mainly as a result of a reduction of overhead and administrative expenses in relation to the cessation of coffee trading activities in May 2010.

Selling Expenses

Nine-Month						Sugar,
Period Ended						Ethanol and
September 30,	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2010	(1,246)	(5,989)	(245)	(559)	(163)	(24,634)	(32,836)
2009	(1,367)	(7,132)	(601)	(1,068)	(561)	(9,874)	(20,603)

Selling expenses increased 59.4%, from $20.6 million in the nine-month period ended September 30, 2009 to $32.8 million in the nine-month period ended September 30, 2010, due to an increase in commercial taxes, trade commissions and freight expenses relating to our Sugar, Ethanol and Energy segment due to increased sales volumes, and the higher proportion of sugar in our sales mix (freight expenses are higher for sugar sales as sugar is generally delivered to the port for exporting while ethanol is delivered at the mill). This increase was partially offset by a decrease in taxes, commissions and freight expenses relating to our Rice and Coffee segments due to lower volumes sold in our Rice segment and to lower volumes of traded coffee. Selling expenses of our Crops, Dairy and Cattle segments remained essentially unchanged.

Other Operating Income, Net

Nine-Month						Sugar,
Period Ended						Ethanol and	Land
September 30,	Crops	Rice	Dairy	Coffee	Cattle	Energy	Transformation	Corporate	Total
	(In thousands of $)

2010	(326)	152	—	(570)	76	7,968	—	822	8,122
2009	4,692	(55)	15	1,133	387	(10,610)	—	(124)	(4,562)

Other operating income, net increased 169.5%, from a loss $4.6 million in the nine-month period ended September 30, 2009 to $8.1 million in the nine-month period ended September 30, 2010, primarily due to:

•	a $18.6 million increase in our Sugar, Ethanol and Energy segment due to the mark-to-market effect of future sales contracts for sugar.

partially offset by:

•	a $5.0 million decrease in our Crops segment due to the mark-to-market effect of outstanding hedging positions, which positively impacted the nine-month period ended September 30, 2009; and

•	a $1.7 million decrease in our Coffee segment due to the mark-to-market effect of outstanding hedging positions.

Other operating income, net of our Rice, Dairy, Cattle and Corporate segments remained essentially unchanged.

Share of Loss of Joint Ventures

Share of loss of joint ventures remained essentially unchanged, from a loss of $0.3 million in the nine-month period ended September 30, 2009 to a loss of $0.2 million in the nine-month period ended September 30, 2010, driven by the negative results of Grupo La Lácteo S.A.

Financial Results, Net

Financial results, net decreased by $4.3 million, from a loss of $14.8 million in the nine-month period ended September 30, 2009 to a loss of $19.1 million in the nine-month period ended September 30, 2010, primarily due to a 27.9% increase in interest expense (net), from $16.9 million in the nine-month period ended September 30, 2009 to $22.7 million in the nine-month period ended September 30, 2010, resulting from larger amounts of debt outstanding during the period.

Income Tax Benefit

Our consolidated income tax benefit for the nine-month period ended September 30, 2009 totaled $11.2 million, compared to $29.3 million for the nine-month period ended September 30, 2010. This increase mainly relates to the temporary differences that arise from the fair valuation of our biological assets. The effective tax rate on a consolidated basis was 38.6% in the nine-month period ended September 30, 2009 compared to 24.7% in the nine-month period ended September 30, 2010. This reduction is a consequence of an increase in a tax loss carryfoward not recognized in the period.

Loss for the Period

As a result of the foregoing, our loss for the period increased 401.1%, from $17.8 million in the nine-month period ended September 30, 2009 to $89.2 million in the nine-month period ended September 30, 2010.

Year ended December 31, 2009 as compared to year ended December 31, 2008

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Year Ended December 31,
	2009	2008
	(In thousands of $)

Sales of manufactured products and services rendered	183,386	117,173
Cost of manufactured products sold and services rendered	(180,083)	(105,583)

Gross Profit from Manufacturing Activities	3,303	11,590

Sales of agricultural produce and biological assets	130,217	127,036
Cost of agricultural produce sold and direct agricultural selling expenses	(130,217)	(127,036)
Initial recognition and changes in fair value of biological assets and agricultural produce	71,668	61,000
Changes in net realizable value of agricultural produce after harvest	12,787	1,261

Gross Profit from Agricultural Activities	84,455	62,261

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	87,758	73,851

General and administrative expenses	(52,393)	(45,633)
Selling expenses	(31,169)	(24,496)
Other operating income, net	13,071	17,323

	Year Ended December 31,
	2009	2008
	(In thousands of $)

Excess of fair value of net assets acquired over cost	—	1,227
Share of loss of joint ventures	(294)	(838)

Profit from Operations Before Financing and Taxation	16,973	21,434

Finance income	11,553	2,552
Finance costs	(34,216)	(50,860)

Financial results, net	(22,663)	(48,308)

(Loss) Before Income Tax	(5,690)	(26,874)

Income tax benefit	5,415	10,449

(Loss) for the Year	(275)	(16,425)

Sales of Manufactured Products and Services Rendered

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2009	9,667	67,317	752	7,984	172	97,494	183,386
2008	3,134	53,280	2,171	8,544	164	49,880	117,173

Sales of manufactured products and services rendered increased 56.5%, from $117.2 million in 2008 to $183.4 million in 2009, primarily as a result of:

•	a $47.6 million increase in our Sugar, Ethanol and Energy segment due to a 99.4% increase in the volume of sugar and ethanol sold, from 163 thousand tons of TRS equivalent in 2008 to 325 thousand tons of TRS equivalent in 2009. The increase in the volume of TRS equivalent sold in 2009 was due to an increase of 57.1% in the volume of sugarcane crushed in our mills, from 1.4 million tons in 2008 to 2.2 million tons in 2009, and to a lower level of sugar and ethanol inventories, which had decreased by 44 thousand tons of TRS equivalent as of the end of 2009. The increase in the volume of sugarcane crushed was mainly due to the expansion at our Angélica mill, which commenced operations in 2008. The increase in sales was also due to new sales of electricity in 2009 for a total amount of 128.3 thousand MWh, as a result of the connection of our Angélica mill to the electricity network and the start up of the new boiler and turbo generator at our UMA mill. This was partially offset by a 12.7% decrease in the average market price of ethanol, from $493.0 per cubic meter in 2008 to $430.5 per cubic meter in 2009. The following table sets forth the breakdown of sales by product for the periods indicated.

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2009	2008	% Change	2009	2008	% Change	2009	2008	% Change
	(In millions of $)			(In thousands units)			(In dollars per unit)

Ethanol(M3)	62.8	29.4	113.8%	145.9	59.6	144.8%	430.5	493.0	(12.7)%
Sugar(Tons)	26.1	20.5	27.6%	75.1	59.6	25.9%	348.1	343.9	1.2%
Energy(MWh)	8.2	—	0%	128.3	—	0%	64.0	—	0%
Others	0.4	—	0%

Total	97.5	49.9	95.5%

During 2009, our Angélica mill produced only ethanol. The high share of ethanol in our production mix prevented us from capturing the increase in sugar prices during the second semester of 2009. Angélica started producing sugar in 2010 after completing the construction of its sugar facility;

•	a $14.0 million increase in our Rice segment due to an increase in the volume of white and brown rice sold as a result of an increase in the volume of rough rice processed in our mills, from 119.2 thousand tons of rough rice in 2008 to 157.1 thousand tons of rough rice in 2009. The higher volume of rough rice processed was the result of higher volume of rough rice purchased from third parties. The increase in sales was also due to an increase in sales of processed rice purchased from third parties, from 2.6 thousand tons of rough rice equivalent in 2008 to 25.9 thousand tons of rough rice equivalent in 2009. The increase in volume was partially offset by a 18.5% decrease in price, from $426.7 per ton of rough rice equivalent in 2008 to $347.9 per ton of rough rice equivalent in 2009; and

•	a $6.5 million increase in our Crops segment mainly due to a one-time production and sale of 18.9 thousand tons of soybean meal and oil in a leased industrial facility;

partially offset by:

•	a $1.4 million decrease in our Dairy segment. Sales in 2009 correspond to the sale of remaining inventory of whole milk powder produced in previous periods. After the formation of the joint venture, Grupo La Lácteo, we ceased production of whole milk powder. See “— Year ended December 31, 2008 as compared to year ended December 31, 2007 — Sales of Manufactured Products and Services Rendered” for more details;

•	sales of manufactured products and services rendered for our Coffee segment remained essentially unchanged from $8.5 million in 2008 to $8.0 million in 2009. These sales reflect the sales of our coffee trader subsidiary Adeco Comércio, Exportação Importação Ltda., which traded coffee between producers from the east-center region of Brazil and roasters in Japan, the E.U. and the U.S. Since May 2010, we are no longer engaged in coffee trading; and

•	sales of manufactured products and services rendered for our Cattle segment remained unchanged, from $0.2 million in 2008 to $0.2 million in 2009, and reflect land leased to third parties for beef cattle grazing.

Cost of Manufactured Products Sold and Services Rendered

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2009	(5,447)	(56,576)	(613)	(7,120)	—	(110,327)	(180,083)
2008	(2,807)	(39,862)	(1,849)	(6,978)	—	(54,087)	(105,583)

Cost of manufactured products sold and services rendered increased 70.6%, from $105.6 million in 2008 to $180.1 million in 2009. This increase was primarily due to:

•	a $56.2 million increase in our Sugar, Ethanol and Energy segment as a result of a 99.4% increase in the volume of sugar and ethanol sold, further enhanced by greater operating costs, primarily at our Angélica mill, associated mainly with (i) increased costs due to the expansion of operations as they reach full productive potential, (ii) the unusual, sporadic rainfall pattern observed during the 2009 harvest, resulting in interruptions in harvesting activities, disruptions to milling operations and less stable productions rates, and (iii) a 7.7% decrease in the TRS content of the sugarcane, from 135 kilograms per ton of sugarcane in 2008 to 124 kilograms per ton of sugarcane in 2009, due to the rainy weather during the harvest, which increased the cost per unit of sugar and ethanol produced in 2009 as compared to 2008. As the TRS content of the harvested sugarcane decreases, more units of raw input material (sugarcane) and milling is required to produce each unit of output (sugar and ethanol);

•	a $16.7 million increase in our Rice segment due to a 55.0% increase in the volume of white and brown rice sold which was partially offset by an 8.4% decrease in the cost per unit sold, as a result of a decrease in the market price of rough rice, which is the main component of the cost;

•	a $2.6 million increase in our Crops segment mainly due to cost of raw materials (soybeans) associated with the increase in sales volume of soybean meal and oil; and

•	our Coffee segment remained essentially unchanged, from $7.0 million in 2008 to $7.1 million in 2009;

partially offset by:

•	a $1.2 million decrease in our Dairy segment due to the cost of raw materials (raw milk) associated with the decrease in sales volume of whole milk powder.

Sales and Cost of Agricultural Produce and Biological Assets

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2009	82,362	2,033	11,142	6,281	28,306	93	130,217
2008	92,853	3,645	12,650	7,404	9,193	1,291	127,036

Sales of agricultural produce and biological assets increased 2.5%, from $127.0 million in 2008 to $130.2 million in 2009, primarily as a result of:

•	a $19.1 million increase in our Cattle segment due to the sale of 107.5 thousand head of beef cattle during 2009, including the one-time sale of 55.5 thousand head of beef cattle to a third party in December 2009;

partially offset by:

•	a $10.5 million decrease in our Crops segment mainly due to a decrease of 15% to 40%, depending on the crop, in the average yields obtained, as a result of a severe drought affecting most of the regions in which we operate, which commenced during mid-2008 and lasted until to mid-2009. See “— Introduction — Trends and Factors Affecting Our Results of Operations — Effects of Yield Fluctuations.” The reduction in yields was partially offset by a 36.0% increase in the production area, from 77,221 hectares in 2008 to 104,986 hectares in 2009. See “— Introduction — Trends and Factors Affecting Our Results of Operations — Effects of Yield Fluctuations” for a breakdown of yields obtained by crop. The following table sets forth the breakdown of sales by product for the periods indicated.

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2009	2008	% Change	2009	2008	% Change	2009	2008	% Change
							(In $ per ton)
	(In millions of $)			(In thousands of tons)

Soybean	35.7	37.3	(4.4)%	120.3	129.6	(7.2)%	296.7	288.1	3.0%
Corn	14.7	22.5	(35.0)%	100.5	153.3	(34.4)%	145.8	147.1	(0.9)%
Cotton	11.9	5.8	104.8%	14.9	7.6	96.1%	799.0	764.9	4.5%
Wheat	10.2	15.4	(33.7)%	62.7	84.0	(25.4)%	163.0	183.4	(11.1)%
Sunflower	5.5	5.6	(1.7)%	27.8	15.3	81.7%	198.5	367.0	(45.9)%
Barley	3.1	2.8	10.3%	21.4	14.5	47.6%	145.1	194.2	(25.3)%
Others	1.3	3.5	(62.9)%	—	—

Total	82.4	92.9	(11.3)%	347.6	404.3	(14.0)%

•	a $1.6 million decrease in our Rice segment mainly attributable to lower sales of rice seeds to third parties as a result of a reduction of the planting area in Argentina, due primarily to the drought;

•	a $1.5 million decrease in our Dairy segment due to a 20.0% decrease in the market price of raw milk, from 29.3 cents per liter in 2008 to 23.5 cents per liter in 2009. This was partially offset by a 10.1% increase in the volume of liters produced, from 43.1 million liters in 2008 to 47.5 million liters in 2009;

•	a $1.2 million decrease in our Sugar, Ethanol and Energy segment due to a decrease in the sale of raw sugarcane as a result of the increase in crushing capacity at our Angélica mill, which eliminated the need to sell the excess raw sugarcane produced in our agricultural operations to third party mills; and

•	a $1.1 million decrease in our Coffee segment due primarily to a 14.9% decrease in the market price of harvested coffee, from $2,628 per ton in 2008 to $2,237 per ton in 2009, and to a lesser extent to a 0.3% decrease in the volume sold, from 2,817 tons in 2008 to 2,808 tons in 2009, as a result of a 22.5% decrease in yields due to unusually heavy rains at harvest time.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2009	6,563	12,170	3,374	(16,207)	4,704	61,064	71,668
2008	28,005	7,854	2,633	4,485	3,788	14,235	61,000

Initial recognition and changes in fair value of biological assets and agricultural produce increased 17.5%, from $61.0 million in 2008 to $71.7 million in 2009, primarily due to:

•	a $46.8 million increase in our Sugar, Ethanol and Energy segment due to:

•	a $2.9 million increase, from $0.8 million in 2008 to $3.7 million in 2009, generated by the recognition at fair value less cost to sell of sugarcane at the point of harvest due to (i) a 44.3% increase in the area harvested from 15,400 hectares in 2008 to 22,222 hectares in 2009, in connection with the expansion of the crushing capacity at our Angélica mill, (ii) a 4.5% increase in yields obtained, from 89.4 tons per hectare in 2008 to 93.4 tons per hectare in 2009, as a result of a higher percentage of new plantations in the total plantation area, and (iii) a 3.9% increase in the price of sugarcane from $21.8 per ton in 2008 to $22.6 per ton in 2009, as a result of higher sugar and ethanol market prices, which were partially offset by a lower TRS content in sugarcane. Actual production costs remained essentially unchanged, from $1,894.2 per hectare in 2008 to $1,944.0 per hectare in 2009; and

•	a $43.9 million increase, from $13.4 million in 2008 to $57.3 million in 2009, mainly generated by increases in price and yield estimates used in the DCF model to determine the fair value of our sugarcane plantations. Sugar price estimates were increased as a result of the increase in the market prices for sugar from $11.8 cents per pound as of December 31, 2008 to $27.0 cents per pound as of December 31, 2009 due to negative weather conditions in Brazil and India during 2009 generating a reduction in worldwide inventory. Yield estimates were increased as a result of a higher percentage of new plantations in the total plantation area. A sugarcane plant can be harvested between 5 to 6 times, once per year. The first cut can yield, on average, 120.0 tons per hectare. The yield decreases over time. The last cut can yield, on average, 60.0 tons per hectare. As a result, new plantations generate greater yields and are more valuable. The change in price and yield estimates resulted in an increase in the fair value of our sugarcane plantations from $1,476.8 per hectare in 2008 to $3,329.3 per hectare in 2009.

•	Of the $61.0 million of initial recognition and changes in fair value of biological assets and agricultural produce for 2009, $58.7 million represents the unrealized portion, as compared to the $13.7 million unrealized portion of the $14.3 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2008;

•	a $4.3 million increase in our Rice segment as a result of:

•	a $2.5 million decrease in gains generated by the recognition at fair value less cost to sell of rice at the point of harvest, from $7.9 million in 2008 to $5.4 million in 2009, due to (i) a 17.3% decrease in yields obtained, from 6.6 tons per hectare in 2008 to 5.5 tons per hectare in 2009, due to the drought (see “— Introduction — Trends and Factors Affecting Our Results of Operations — Effects of Yield Fluctuations”), and (ii) a 25.8% increase in actual production costs, from $576.5 per hectare in 2008 to $725.1 per hectare in 2009, as a result of higher herbicide, fertilizer and seed prices, which was partially offset by a 16.5% increase in the production area, from 14,820 hectares in 2008 to 17,258 hectares in 2009. The resulting actual margin per hectare decreased from $530.0 in 2008 to $313.5 in 2009; and

•	a $6.8 million increase in the gains generated by the recognition at fair value less cost to sell of non-harvested rice as of the year-end, from zero in 2008 to $6.8 million in 2009, due to better weather conditions by the end of 2009, which resulted in an increase in the area of non-harvested rice attaining significant biological transformation as of the end of the period, from zero hectares in 2008 to 11,185 hectares in 2009.

•	Of the $7.9 million of initial recognition and changes in fair value of biological assets and agricultural produce for 2008, there was zero unrealized portion, as compared to the $6.8 million unrealized portion of the $12.2 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2009;

•	a $0.9 increase in our Cattle segment mainly due to a 12.0% increase in the average market price of cattle; and

•	a $0.7 million increase in our Dairy segment mainly due to a 26.5% decrease in actual production costs, from $23.0 cents per liter in 2008 to $16.9 cents per liter in 2009, primarily as a result of a decrease in feeding expenses;

partially offset by:

•	a $21.4 million decrease in our Crops segment mainly due to:

•	a $25.6 million decrease in the recognition at fair value less cost to sell of crops at the point of harvest, from $27.7 million to $2.1 million, mainly due to (i) lower crop yields, which were impacted by the drought, and (ii) higher actual production costs, primarily due to higher fertilizer and agrochemical prices, partially offset by a 36.0% increase in the production area, from 77,221 hectares in 2008 to 104,986 hectares in 2009. The resulting actual margin per hectare for our summer crops (i.e. soybean, corn, sunflower and cotton) decreased from $364.5 per hectare in 2008 to $10.9 per hectare in 2009; and

•	a $4.1 million increase in the recognition at fair value less cost to sell for non-harvested crops as of year-end, from $0.3 million in 2008 to $4.4 million in 2009, due to better weather conditions by the end of 2009, which resulted in an increase in the area of non-harvested crops attaining significant biological transformation as of the end of the period, from 8,899 hectares in 2008 to 22,967 hectares in 2009.

The following table sets forth actual production costs by crop for the periods indicated:

	Year Ended December 31,
	2009	2008	% Change
	(In $ per hectare)

Corn	422.1	357.1	18.2%
Soybean	295.6	266.1	11.1%
Soybean (second harvest)	202.7	158.5	27.9%
Cotton	1,768.1	1,151.2	53.6%
Wheat	297.6	217.7	36.7%

•	Of the $28.0 million of initial recognition and changes in fair value of biological assets and agricultural produce for 2008, $0.3 million represents the unrealized portion, as compared to the $4.4 million unrealized portion of the $6.6 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2009;

•	a $20.7 million decrease in our Coffee segment due to:

•	a $4.7 million decrease in the recognition at fair value less cost to sell of coffee at the point of harvest, from a gain of $1.1 million in 2008 to a loss of $3.6 million in 2009, due to (i) a 22.5%

decrease in yields obtained, from 2.3 tons per hectare in 2008 to 1.8 tons per hectare in 2009, due to unusually heavy rains at the moment of harvest, which spoil the unharvested beans, and (ii) a 37.4% decrease in the actual price of coffee at the point of harvest, from $2,419 per ton in 2008 to $1,515 per ton in 2009, as result of lower market prices and lower quality of harvested coffee beans, which were affected by the rains; and

•	a $16.0 million decrease in the recognition at fair value less cost to sell of non-harvested coffee, from a gain of $3.3 million in 2008 to a loss of $12.7 million in 2009, mainly generated by a reduction of the area to be harvested in the short term as a result of the adoption of a more extensive pruning plan necessary to correct the growth pattern of our coffee trees, which impacted the production estimates used in the DCF model used to determine the fair value of our coffee plantations. The change in the production estimates resulted in a decrease in the fair value of our coffee plantations, from $15,938 per hectare in 2008 to $13,256 per hectare in 2009.

•	Of the $4.5 million loss in initial recognition and changes in fair value of biological assets and agricultural produce for 2008, $3.3 million represents the unrealized portion of the loss, as compared to the $12.7 million unrealized portion of the $16.2 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2009.

Changes in Net Realizable Value of Agricultural Produce after Harvest

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2009	11,362	191	N/A	1,234	N/A	N/A	12,787
2008	2,211	N/A	N/A	(950)	N/A	N/A	1,261

Changes in net realizable value of agricultural produce after harvest are mainly generated by commodity price fluctuations during the period of time the agricultural produce is in inventory. Changes in net realizable value of agricultural produce after harvest increased 914.0% from $1.3 million in 2008 to $12.8 million in 2009. The $12.8 million of changes in net realizable value of agricultural produce after harvest generated in 2009 was mainly generated by an increase in crop prices (i.e. soybean, corn and cotton) of between 13.7% to 54.2%, depending on the crop, and by an increase in coffee prices of 21.3% during the period. The $1.3 million of changes in 2008 was mainly generated by an upward trend in crop prices from harvest until August, which was partially offset by a 17.7% decrease in coffee prices during the period. See “— Trends and Factors Affecting Our Results of Operations — Effects of Fluctuations in Commodities Prices” for more details regarding price fluctuations.

Of the $12.8 million of changes in net realizable value of agricultural produce after harvest for 2009, $0.1 million represents the unrealized portion, as compared to the $0.1 million loss unrealized portion of the $1.3 million of changes in net realizable value of agricultural produce after harvest in 2008.

General and Administrative Expenses

						Sugar,
						Ethanol
	Crops	Rice	Dairy	Coffee	Cattle	and Energy	Corporate	Total
	(In thousands of $)

2009	6,280	2,883	2,221	2,126	2,909	13,922	22,052	52,393
2008	3,885	398	1,835	3,308	2,206	12,646	21,355	45,633

Our general and administrative expenses increased 14.8%, from $45.6 million in 2008 to $52.4 million in 2009, due to an $8.0 million increase in technical management expenses as a result of (i) our hiring additional personnel and paying higher salaries and (ii) the higher related fuel and maintenance expenses resulting from the increase in the number of hectares planted and the larger scale of our operations in our Crops, Rice, Diary and Sugar, Ethanol and Energy segments and the increase in our corporate headquarter offices in Buenos Aires and São Paulo. This increase was partially offset by a $1.2 million decrease in our Coffee segment, mainly as a result of a reduction of overhead and administrative expenses in relation to the merger of our coffee trading unit into our coffee affiliate, Usina Monte Alegre.

Selling Expenses

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2009	1,587	7,485	777	1,353	1,045	18,922	31,169
2008	3,959	7,647	967	902	473	10,548	24,496

Selling expenses increased 27.2%, from $24.5 million in 2008 to $31.2 million in 2009, due to an increase in export and other commercial taxes, trade commissions and freight expenses as a result of an increase in the volume of sales in our Sugar, Ethanol and Energy, and Rice segments and of an increase in domestic sales of coffee in Brazil. In Brazil, domestic sales result in higher taxes than export sales. This increase was partially offset by a decrease in taxes and commissions as a result of the lower volumes sold in our Crops and Dairy segments.

Other Operating Income, Net

						Sugar,
						Ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Transformation	Corporate	Total
	(In thousands of $)

2009	4,776	(942)	(108)	806	377	(10,567)	18,839	(210)	13,071
2008	4,824	29	18	(27)	16	211	13,974	(1,722)	17,323

Other operating income, net decreased 24.3%, from $17.3 million in 2008 to $13.1 million in 2009, primarily due to:

•	a $10.7 million decrease in our Sugar, Ethanol and Energy segment due to the mark-to-market effect of future sales contracts for sugar. For further detail, see “Note 4 — Financial risk management — Derivative financial instruments” of our Consolidated Financial Statements;

•	a $1.0 million decrease in our Rice segment mainly due to the recognition of a one-time loss on the sale of old equipment in 2009;

partially offset by:

•	a $4.9 million increase in our Land Transformation segment due to the sale of a farmland in December 2009, which resulted in a $18.9 million gain, compared to the sale of a farmland in May 2008, which generated a $14.0 million gain;

•	a $0.8 million increase in our Coffee segment due to the mark-to-market effect of outstanding hedging positions that resulted in a gain in 2009; and

•	a $0.4 million increase in our Cattle segment due to the collection of government production subsidies in 2009.

Excess of Fair Value of Net Assets Acquired over Cost

Excess of fair value of net assets acquired over cost decreased from $1.2 million in 2008 to zero in 2009. During the 2008 fiscal year we completed the acquisition of a 50.0% non controlling interest in a Brazilian company in which we had previously purchased the other 50.0% during the 2007 fiscal year. During the 2009 fiscal year, we did not complete any acquisitions. The cost of the non controlling interest was lower than the fair value of the net assets acquired by $1.2 million, and, accordingly, we recognized a one-time gain in our statement of income.

Share of Loss of Joint Ventures

Share of loss of joint ventures decreased 62.5%, from $0.8 million in 2008 to $0.3 million in 2009, driven by the negative results of La Lácteo S.A.

Financial Results, Net

Financial results, net decreased by $25.7 million, from a loss of $48.3 million in 2008 to a loss of $22.6 million in 2009, primarily due to a 143.7% increase in net foreign exchange results due to the appreciation of the Brazilian Real against the U.S. dollar in 2009. Foreign exchange gains and losses result from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in a currency other than the functional currency. This decrease was partially offset by a 21.0% increase in interest expense, from $23.3 million in 2008 to $28.2 million in 2009, primarily due to a higher indebtedness position in 2009 as compared to 2008.

Income Tax Benefit

Our consolidated income tax benefit for 2008 totaled $10.4 million, which equates to a consolidated effective tax rate of 28.2%. Our consolidated income tax benefit for 2009 totaled $5.4 million, which equates to a consolidated effective tax rate of 23.4%.

On a consolidated basis, for the years ended December 31, 2008 and 2009, the principal foreign jurisdictions in which we operate generated pretax losses resulting in blended effective tax rates of 28.2% and 23.4%, respectively. The change in our annual effective tax rate from 28.2% in 2008 to 23.4% in 2009 reflects, among other items, a change in our mix of pretax income from our various jurisdictions. On a disaggregated basis, our effective tax rate in Brazil for 2008 was a benefit of 29.5% as compared to a benefit of 17.1% in 2009. The primary reason for the lower effective tax rate for the year ended December 31, 2009, as compared to the same period in 2008, is attributable to higher non-deductible items in 2009 as compared to that amount for 2008. Our effective tax rate in Argentina for 2008 was a benefit of 15.6% as compared to a benefit of 31.8% for 2009. Our effective tax benefit rate in 2009 was higher due to lower non-deductible items and other charges as compared to those amounts in 2008. Our income taxes in Uruguay are not significant to our consolidated taxes.

(Loss)/Profit for the Year

As a result of the foregoing, our loss for the year decreased 98.3%, from $16.4 million in 2008 to $0.3 million in 2009.

Year ended December 31, 2008 as compared to year ended December 31, 2007

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Year Ended December 31,
	2008	2007
	(In thousands of $)

Sales of manufactured products and services rendered	117,173	69,807
Cost of manufactured products sold and services rendered	(105,583)	(63,519)

	11,590	6,288
Gross Profit from Manufacturing Activities

Sales of agricultural produce and biological assets	127,036	72,696
Cost of agricultural produce sold and direct agricultural selling expenses	(127,036)	(72,696)
Initial recognition and changes in fair value of biological assets and agricultural produce	61,000	26,935
Changes in net realizable value of agricultural produce after harvest	1,261	12,746

	62,261	39,681
Gross Profit from Agricultural Activities

Margin on Manufacturing and Agricultural Activities Before Operating	73,851	45,969
Expenses

General and administrative expenses	(45,633)	(33,765)
Selling expenses	(24,496)	(14,762)
Other operating income, net	17,323	2,238
Excess of fair value of net assets acquired over cost	1,227	28,979
Share of loss of joint ventures	(838)	(553)

Profit from Operations Before Financing and Taxation	21,434	28,106

Finance income	2,552	12,925
Finance costs	(50,860)	(12,458)

Financial results, net	(48,308)	467

(Loss)/Profit Before Income Tax	(26,874)	28,573

Income tax benefit	10,449	59

(Loss)/Profit for the Year	(16,425)	28,632

Sales of Manufactured Products and Services Rendered

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2008	3,134	53,280	2,171	8,544	164	49,880	117,173
2007	2,236	24,875	13,183	5,035	56	24,422	69,807

Our sales of manufactured products and services rendered increased 67.9%, from $69.8 million in 2007 to $117.2 million in 2008, primarily as a result of:

•	a $25.5 million increase in our Sugar, Ethanol and Energy segment due to (i) a 66.4% increase in the volume of sugar and ethanol sold, from 98 thousand tons of TRS equivalent in 2007 to 163 thousand tons of TRS equivalent in 2008. The increase was the result of the commencement of operations at our Angélica mill, which increased the consolidated volume of sugarcane crushed in our mills by 55.6%, from 0.9 million tons in 2007 to 1.4 million tons in 2008; (ii) a 25.9% increase in the price of ethanol, from $391.5 per cubic meter in 2007 to $493.0 per cubic meter in 2008; and (iii) a 27.8% increase in the price of sugar, from $269.1 per ton in 2007 to $343.8 per ton in 2008. This increase was partially offset by a reduction in volume sold, generated by a higher level of sugar and ethanol inventories, which increased by 25 thousand tons of TRS equivalent as of the end of 2008. During 2008 our Angélica mill produced only ethanol, which increased consolidated ethanol sales more than consolidated sugar sales. The following table sets forth the breakdown of sales by product for the periods indicated.

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2008	2007	% Change	2008	2007	% Change	2008	2007	% Change
	(In millions of $)			(In thousands units)			(In dollars per unit)

Ethanol(M3)	29.4	7.3	303.1%	59.6	18.6	221.1%	493.0	391.9	25.8%
Sugar(Tons)	20.5	17.1	19.6%	59.6	63.7	(6.4)%	343.9	269.0	27.9%
Energy(MWh)	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—

Total	49.9	24.4	104.2

•	a $28.4 million increase in our Rice segment due to a 117.8% increase in market prices, from $195.9 per ton of rough rice equivalent in 2007 to $426.6 per ton of rough rice equivalent in 2008, which was partially offset by a 1.6% decrease in the volume sold, from 127.0 thousand tons of rough rice equivalent in 2007 to 124.9 thousand tons of rough rice equivalent in 2008, due to a lower volume of rough rice purchased from third parties;

•	a $3.5 million increase in our Coffee segment due to a 33.2% increase in the volume sold, from 2,006 tons in 2007 to 2,673 tons in 2008, mainly as a result of an increase in the volume of coffee traded coupled with a 27.4% increase in market price, from $2,509.5 per ton in 2007 to $3,196.8 per ton in 2008; and

•	a $0.9 million increase in our Crops segment due to an opportunistic one-time sale of 2,400 tons of soybean meal and oil produced in a leased industrial facility in 2008;

partially offset by:

•	an $11.0 million decrease in our Dairy segment due to a decrease in the production of whole milk powder in leased industrial facilities. The decrease occurred in connection with the formation of Grupo La Lácteo, a joint venture engaged in the processing of raw milk. During 2007, we produced and sold whole milk powder. After the formation of the joint venture we ceased whole milk powder production as all of our raw milk production is sold to Grupo La Lácteo; and

•	our Cattle segment remained essentially unchanged, from $0.1 million in 2007 to $0.2 million in 2008.

Cost of Manufactured Products Sold and Services Rendered

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2008	(2,807)	(39,862)	(1,849)	(6,978)	—	(54,087)	(105,583)
2007	(1,552)	(19,064)	(9,824)	(4,539)	—	(28,540)	(63,519)

Our cost of manufactured products sold and services rendered increased 66.2%, from $63.5 million in 2007 to $105.6 million in 2008, primarily as a result of:

•	a $25.5 million increase in our Sugar, Ethanol and Energy segment due to a 66.4% increase in the volume of sugar and ethanol sold, further enhanced by greater operating costs, primarily at our Angélica mill, associated mainly with (i) increased costs mainly due to the expansion of operations as they reach full productive potential and (ii) a 4.3% decrease in the TRS content of sugarcane, from 141 kilograms per ton of sugarcane in 2007 to 135 kilograms per ton of sugarcane in 2008, which increased the cost per unit of sugar and ethanol produced. The TRS content suffered a reduction due to a late start of the harvest, which precluded harvesting sugarcane during the months with the highest TRS content (i.e. July to September);

•	a $20.8 million increase in our Rice segment as a result of an increase in the price of rough rice purchased from third parties and the price of rough rice transferred from our farms to our mills;

•	a $2.4 million increase in our Coffee segment due to the increase in the volume of coffee traded; and

•	a $1.3 million increase in our Crops segment due to a one-time sale of soybean meal and oil;

offset by:

•	an $8.0 million decrease in our Dairy segment due to the decrease in sales of whole milk powder as a result of the transfer of whole milk powder production activities to the joint venture Grupo La Lácteo.

Sales and Costs of Agricultural Produce and Biological Assets

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2008	92,853	3,645	12,650	7,404	9,193	1,291	127,036
2007	57,057	1,547	4,658	2,232	7,202	—	72,696

Our sales of agricultural produce and biological assets increased 74.7%, from $72.7 million in 2007 to $127.0 million in 2008, primarily as a result of:

•	a $35.8 million increase in our Crops segment mainly due to a 47.2% increase in the production area, from 52,453 hectares in 2007 to 77,221 hectares in 2008, as a result of farmland acquisitions and additional farmland leases, and an increase in market prices of between 3.1% to 50.7%, depending on each crop. The following table sets forth the breakdown of sales by product for the periods indicated.

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2008	2007	% Change	2008	2007	% Change	2008	2007	% Change
	(In millions of $)			(In thousands of tons)			(In $ per ton)

Soybean	37.3	26.8	39.2%	129.6	112.2	15.5%	288.1	239.1	20.5%
Corn	22.5	11.2	101.6%	153.3	85.7	78.9%	147.1	130.5	12.7%
Cotton	5.8	6.9	(16.3)%	7.6	6.5	16.9%	764.9	1,067.8	(28.4)%
Wheat	15.4	8.3	85.4%	84.0	46.7	79.9%	183.4	177.9	3.1%
Sunflower	5.6	1.1	412.3%	15.3	4.5	240.0%	367.0	243.6	50.7%
Barley	2.8	2.8	160.5%	14.5	8.0	81.3%	194.2	135.1	43.7%
Others	3.5	—	—

Total	92.9	57.1	62.7%	404.3	263.6	53.4%

•	an $8.0 million increase in our Dairy segment due to a 128.4% increase in the volume of raw milk sold, from 18.9 million liters in 2007 to 43.1 million liters in 2008, and a 18.9% increase in market price, from 24.7 cents per liter in 2007 to 29.3 cents per liter in 2008;

•	a $5.2 million increase in our Coffee segment due to (i) an 127.9% increase in the volume sold, from 1,236 tons in 2007 to 2,817 tons in 2008, as a result of acquiring new farmland and expanding the production area in existing farmlands and an increase in yields, coupled with (ii) a 45.5% increase in market price, from $1,805.8 per ton in 2007 to $2,628.3 per ton in 2008;

•	a $2.1 million increase in our Rice segment mainly due to an increase in the price of rice seeds sold to third parties;

•	a $2.0 million increase in our Cattle segment due to a 19.5% increase in sales volume, from 33.5 thousand head of cattle in 2007 to 40.6 thousand head of cattle in 2008; and

•	a $1.3 million increase in our Sugar, Ethanol and Energy segment due to an increase in sales of raw sugarcane as a result of higher sugarcane production than the milling capacity at our Angélica mill, which generated excess sugarcane that was sold to a third party mill.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2008	28,005	7,854	2,633	4,485	3,788	14,235	61,000
2007	20,054	1,974	2,944	5,848	5,165	(9,050)	26,935

Our initial recognition and changes in fair value of biological assets and agricultural produce increased 126.5%, from $26.9 million in 2007 to $61.0 million in 2008, primarily due to:

•	a $23.3 million increase in our Sugar, Ethanol and Energy segment due to:

•	a $1.3 million decrease, from $2.1 million in 2007 to $0.8 million in 2008, generated by the recognition at fair value less cost to sell of sugarcane at the point of harvest due to a 27.5% increase in actual production costs, from $1,485 per hectare in 2007 to $1,894 per hectare in 2008, as a result of higher costs at our Angélica mill during the period, partially offset by (i) a 13.3% increase in actual sugarcane prices, from $19.2 per ton in 2007 to $21.8 per ton in 2008, as a result of higher sugar and ethanol market prices, partially offset by a lower TRS content in sugarcane, and (ii) a 52.4% increase in the harvested area from 10,106 hectares in 2007 to 15,400 hectares in 2008, as a result of the expansion at our Angélica mill. Yields obtained remained essentially unchanged, from 89.4 tons per hectare in 2007 to 88.0 tons per hectare in 2008; and

•	a $24.6 million increase, from a loss of $11.1 million in 2007 to a gain of $13.5 million in 2008, mainly generated by a change in price and yield estimates used in the DCF model to determine the fair value of our sugarcane plantations. Due to the bad weather in India and to the low sugar content (TRS) of the Brazilian sugarcane production during 2008, demand surpassed production generating a decrease in worldwide stocks. As a result, sugar market prices increased from $10.9 cents per pound as of December 31, 2007 to $11.8 cents per pound as of December 31, 2008. Yield estimates were increased as a result of a higher percentage of new plantations in the total plantation area. The change in price and yield estimates resulted in an increase in the fair value of our sugarcane plantations from $941.9 per hectare in 2007 to $1,476.8 per hectare in 2008.

•	Of the $14.2 million of initial recognition and changes in fair value of biological assets and agricultural produce for 2008, $13.4 million represents the unrealized portion, as compared to a $11.1 million unrealized portion of the loss of $9.0 million of initial recognition and changes in fair value of biological assets and agricultural produce for 2007;

•	an $8.0 million increase in our Crops segment due to:

•	a $15.8 million increase in the gains generated by the recognition at fair value less cost to sell of summer crops (i.e. soybean, corn, sunflower and cotton) at the point of harvest, from $11.2 million in 2007 to $27.0 million in 2008, due to (i) an increase in market prices, and (ii) a 47.2% increase in the production area, from 52,453 hectares in 2007 to 77,221 hectares in 2008, as a result of farmland acquisitions and new farm leases, which was partially offset by higher actual production costs due to an increase in harvest and tillage expenses, and lower yields obtained due to a higher percentage of area under transformation. The resulting actual margin per hectare increased from $217.5 per hectare in 2007 to $364.5 per hectare in 2008;

The following table sets forth production costs by crop for the periods indicated.

	2008	2007	% Change
	(In $ per hectare)

Corn	357.1	289.3	23.4%
Soybean	266.1	192.1	38.5%
Soybean (second harvest)	158.5	139.5	13.6%
Cotton	1,151.2	1,215.8	(5.3)%
Wheat	217.7	180.7	20.5%

•	a $7.1 million decrease in gains generated by the recognition at fair value less cost to sell of harvested winter crops (i.e. wheat and barley) at the point of harvest, from $7.8 million in 2007 to $0.7 million in 2008, due to lower yields, which were impacted by the commencement of the drought. The resulting actual margin per hectare decreased from $308.6 per hectare in 2007 to $23.4 per hectare in 2008; and

•	gains generated by the recognition at fair value less cost to sell of non-harvested crops as of year-end remained essentially unchanged, from $1.0 million in 2007 to $0.3 million in 2008.

•	Of the $20.0 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2007, $1.0 million represents the unrealized portion, as compared to the $0.3 million unrealized portion of the $28.0 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2008;

•	a $5.9 million increase in our Rice segment as a result of an increase in gains generated by the recognition at fair value less cost to sell of rice at the point of harvest due to an increase in rough rice market prices, which was partially offset by a 7.9% increase in actual production costs, from $534.2 per hectare in 2007 to $576.5 per hectare in 2008, primarily driven by an increase in harvesting and tillage expenses. The production area remained essentially unchanged, from 14,984 hectares in 2007 to 14,820 hectares in 2008. Resulting actual margin per hectare increased from $131.8 in 2007 to $530.0 in 2008.

•	None of the non-harvested rice as of year-end attained significant biological transformation in 2008 and 2007. Therefore, those hectares were valued at cost, which approximates fair value.

partially offset by:

•	a $1.4 million decrease in our Coffee segment due to:

•	a $1.8 million increase generated by the recognition at fair value less cost to sell of coffee at the point of harvest, from a loss of $0.7 million in 2007 to a gain of $1.1 million in 2008, due to (i) a 58.1% increase in the harvested area, from 835 hectares in 2007 to 1,320 hectares in 2008, as a result of acquiring new farmland and expanding the production area in existing farmlands, (ii) a 55.0% increase in yields, from 1.5 tons per hectare in 2007 to 2.3 tons per hectare in 2008, and (iii) a 45.5% increase in market price, from $1,805.8 per ton in 2007 to $2,628.3 per ton in 2008; and

•	a $3.2 million decrease in changes in fair value less cost to sell for non-harvested coffee from a gain $6.6 million in 2007 to a gain $3.4 million in 2008, mainly generated by a change in the price estimates of the DCF model used to determine the fair value of our coffee plantations as of the end of 2007. Price estimates were increased due to an improvement in market prices during 2007. Market prices increased from $126.2 cents per pound as of December 31, 2006 to $136.2 cents per pound as of December 31, 2007. The change in price estimates resulted in an increase in the fair value of our coffee plantations, from $17,146.1 per hectare as of December 31, 2006 to $20,933.3 per hectare as of December 31, 2007.

•	Of the $5.8 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2007, $6.6 million represents the unrealized portion, as compared to a

$3.4 million unrealized portion of the $4.5 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2008;

•	a $1.4 million decrease in our Cattle segment due to a 21.1% decrease in the average market price of cattle and a 15.7% increase in costs incurred. This increase in costs was due to an increase in feeding and health expenses as a result of an increase in the number of head of cattle confined and fattened in feed lots coupled with an increase in corn prices, the main component of the feeding formula; and

•	a $0.3 million decrease in our Dairy segment due to a 97.6% increase in actual production costs, from $14.5 cents per liter in 2007 to $23.0 cents per liter in 2008, primarily as a result of an increase in feeding expenses generated by an increase in corn and soybean prices.

Changes in Net Realizable Value of Agricultural Produce After Harvest

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2008	2,211	N/A	N/A	(950)	N/A	N/A	1,261
2007	12,746	N/A	N/A	N/A	N/A	N/A	12,746

Changes in net realizable value of agricultural produce after harvest decreased 90.1% from $12.7 million in 2007 to $1.3 million in 2008. The $12.7 million of 2007 was mainly generated by an increase in crop prices of between 27.8% to 94.4%, depending on each crop. The $1.3 million in changes in 2008 was mainly generated by an upward trend in crop prices from harvest until August, which was partially offset by a 17.7% decrease in coffee prices during the period. See “— Trends and Factors Affecting Our Results of Operations — Effects of Fluctuations in Commodity Prices” for more details regarding price fluctuations.

Of the $1.3 million of changes in net realizable value of agricultural produce after harvest for 2008, a $0.1 million loss represents the unrealized portion, as compared to the $2.4 million unrealized portion of the $12.8 million of changes in net realizable value of agricultural produce after harvest in 2007.

General and Administrative Expenses

						Sugar,
						Ethanol
	Crops	Rice	Dairy	Coffee	Cattle	and Energy	Corporate	Total
	(In thousands of $)

2008	3,885	398	1,835	3,308	2,206	12,646	21,355	45,633
2007	4,428	1,003	1,822	3,131	2,504	9,789	11,088	33,765

General and administrative expenses increased 35.1%, from $33.8 million in 2007 to $45.6 million in 2008, due to:

•	a $10.3 million increase in our corporate expenses as a result of (i) the acquisition of certain subsidiaries during 2007 (mainly Pilagá S.R.L., Agro Invest S.A. and Bañado del Salado S.A.), which did not have a full year’s impact on general and administrative expenses until 2008; (ii) an increase in management compensation; and (iii) the implementation of Oracle ERP (enterprise resource planning) and one-time professional service fees related to the first time adoption of IFRS accounting standards;

•	a $2.9 million increase in our Sugar, Ethanol and Energy segment as a result of higher technical management salary expenses and related maintenance and fuel costs due to the expansion of our crushing capacity at our Angélica mill; and

•	a $0.2 million increase in our Coffee segment due to higher technical management salary expenses and related maintenance and fuel expenses as a result of an increase in the scale of our operation;

partially offset by:

•	a $0.6 million decrease in our Rice segment mainly due to the realization of synergies after the acquisition of Pilagá S.R.L. in 2007, resulting in lower overhead expenses;

•	a $0.5 million decrease in our Crops segment mainly due to the sale of our subsidiary La Agraria S.A. in March 2008 following the 2007/2008 harvest; and

•	a $0.3 million decrease in our Cattle segment mainly due to a reduction in technical management salary expenses due to the reduction of our cattle herd by 8.9 thousand head of cattle.

Selling Expenses

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2008	3,959	7,647	967	902	473	10,548	24,496
2007	1,350	5,365	2,282	465	517	4,783	14,762

Selling expenses increased 65.9%, from $14.8 million in 2007 to $24.5 million in 2008, due to an increase in taxes, commissions and certain freight costs related to selling our products, which were generated by an increase in the volume of sales in our Sugar, Ethanol and Energy, Crops, Rice and Coffee segments and which increase was partially offset by a decrease in the volume of sales of our Dairy segment.

Other Operating Income, Net

						Sugar,
						Ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Transformation	Corporate	Total
	(In thousands of $)

2008	4,824	29	18	(27)	16	211	13,974	(1,722)	17,323
2007	(1,977)	(54)	74	61	(16)	362	4,135	(347)	2,238

Other operating income, net increased 674.0% from $2.2 million in 2007 to $17.3 million in 2008, primarily due to:

•	a $9.8 million increase in our Land Transformation segment mainly due to the sale of a farmland in May 2008, which generated a $14.0 million gain, compared to a profit of $4.1 generated by the contribution of our milk processing assets to a joint venture formed with a strategic partner in late 2007; and

•	a $6.8 million increase in our Crops segment mainly due to the mark-to-market effect of future sales contracts for soybean, corn and wheat. For further detail, see “Note 4 — Financial risk management — Derivative financial instruments” of our Consolidated Financial Statements.

Share of Loss of Joint Ventures

Our share of loss of joint ventures increased $0.2 million to $0.8 million in 2008 driven by the negative results of La Lácteo S.A., which impacts our Dairy segment.

Excess of Fair Value of Net Assets Acquired over Cost

Excess of fair value of net assets acquired over cost decreased from $29.0 million in 2007 to $1.2 million in 2008. During the 2007 fiscal year, we identified several bargain opportunities to acquire farmland properties and related assets at significant discounted prices. The fair value of the net assets acquired exceeded the total amount of the acquisition prices and therefore we recognized one-time gains of $29.0 million in our statement of income in 2007. During the 2008 fiscal year, we completed the acquisition of a 50% non controlling interest in a Brazilian company in which we had purchased the other 50% during 2007. The cost of the non controlling interest exceeded the fair value of the net assets acquired by $1.2 million, and, accordingly, we recognized a one-time gain in our statement of income.

Financial Results, Net

Financial results, net decreased by $48.8 million, from a gain of $0.5 million in 2007 to a loss of $48.3 million in 2008. This decrease was primarily due to a 517.6% decrease in net foreign exchange results, from a gain of $6.0 million in 2007 to a loss of $24.9 million in 2008, primarily due to the depreciation of the Brazilian Real against the U.S. dollar in 2008, and a 115.2% increase in interest expense, from $10.8 million in 2007 to $23.3 million in 2008, primarily due to a higher indebtedness position in 2008 as compared to 2007.

Income Tax Benefit

Our consolidated income tax benefit for 2007 totaled $0.1 million, which equates to a consolidated effective tax rate of 1.2%. Our consolidated income tax benefit for 2008 totaled $10.4 million, which equates to a consolidated effective tax rate of 28.2%.

The change in our annual effective tax rate from 1.2% in 2007 to 28.2% in 2008 reflects, among other items, a change in the mix of pre-tax income from the various taxing jurisdictions to which we are subject. On a consolidated basis, for the year ended December 31, 2007, our pre-tax income from foreign jurisdictions was almost entirely offset by pre-tax losses from other foreign jurisdictions, thus resulting in a blended effective tax rate of 1.2%. On the other hand, in 2008, most of the foreign jurisdictions in which we operated generated pre-tax losses resulting in a blended effective tax rate of 28.2%.

On a disaggregated basis, our effective tax rate in Brazil for 2007 was a benefit of 26.2% as compared to a benefit of 29.5% in 2008. The primary reason for the higher effective tax rate for the year ended December 31, 2008 as compared to the same period the prior year, is attributable to our possibility of using more tax losses in 2008 as compared to 2007. Our effective tax rate in Argentina for 2007 was a charge of 35.1% as compared to a benefit of 15.6% in 2008. Our effective tax (benefit) rate in 2008 was adversely impacted by non-deductible items during that year. For 2007, our effective tax rate in Argentina almost equaled our statutory tax rate in that country. Our income taxes in Uruguay are not significant to our consolidated taxes.

(Loss)/Profit for the Year

As a result of the foregoing, our (loss) / profit for the year decreased $45.0 million, from a gain of $28.6 million in 2007 to a loss of $16.4 million in 2008.

Liquidity and Capital Resources

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Historically, our principal sources of liquidity have traditionally consisted of members’ contributions, short-term and long-term borrowings and the disposition of transformed farmland and/or subsidiaries.

Nine-month periods ended September 30, 2010 and 2009

Operating Activities

Nine-month period ended September 30, 2010

Net cash used in operating activities was $27.1 million in the nine-month period ended September 30, 2010. During this period, we generated a net loss of $89.5 million that included non-cash charges relating primarily to depreciation and amortization of $25.7 million (reflecting the impact in depreciation of a higher asset base due to the ongoing development of our operations in Brazil), interest expense of $25.8 million (due to the higher indebtedness incurred to fund operations and capital investment), foreign exchange gains of $2.8 million (mainly due to the appreciation of the Brazilian Real against the U.S. dollar), the $106.2 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce” due to lower market price estimates used in the sugar cane model as a result of a decrease in international sugar market prices and other non-cash charges.

In addition, other changes in operating asset and liability balances resulted in a further net decrease in cash of $23.0 million during the period, primarily due to an increase in inventories of $26.8 million as a result of an increase of sugar and ethanol inventories in the Angélica mill, partially offset by a net decrease of trade and other receivables. In addition, our operating cash was affected by the payment of $21.9 million in interest due on our indebtedness and $4.5 million in taxes related to our subsidiaries

Nine-month period ended September 30, 2009

Net cash used in operating activities was $80.9 million in the nine-month period ended September 30, 2009. During this period, we generated a net loss of $17.8 million that included non-cash charges relating primarily to depreciation and amortization of $17.4 million (reflecting the impact in depreciation of a higher asset base due to the development of our operations in Brazil as a result of acquisitions in previous years), interest expense of $19.8 million (due to the higher indebtedness incurred to fund operations and capital investment), foreign exchange gains of $5.7 million (mainly due to the appreciation of the Brazilian Real against the U.S. dollar), the $26.1 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce” and other non-cash charges.

In addition, other changes in operating asset and liability balances resulted in a further net decrease in cash of $44.9 million during the period, primarily due to (i) an increase of $49.1 million in trade and other receivables mainly related to higher sales, mostly in Brazil, and an increase in tax credits related to the investments in Brazil, and (ii) an increase of $10.1 million in biological assets related to the expansion of our sugarcane plantation area in Mato Grosso do Sul to supply our Angélica mill. These effects were partially offset by an increase in trade payables of $14.8 million and payroll and social security liabilities of $5.9 million, reflecting our growing operations. In addition, our operating cash was affected by the payment of $13.5 million in interest due on our indebtedness and $6.6 million in taxes.

Investing Activities

Nine-month period ended September 30, 2010

Net cash used in investing activities was $77.5 million in the nine-month period ended September 30, 2010, primarily due to (i) purchases of property, plant and equipment totaling $77.7 million, as a result of (a) the acquisitions of machinery, buildings and facilities primarily focused on our Brazilian operations, and (b) payments totaling $8.3 million in connection with the acquisition of Dinaluca, and (ii) the collection of the outstanding receivable related to the sale of a subsidiary that occurred in December 2009.

Nine-month period ended September 30, 2009

Net cash used in investing activities was $55.8 million in the nine-month period ended September 30, 2009, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities primarily focused on our Brazilian operations) totaling $61.3 million. Net inflows from investing activities were primarily related to proceeds of $5.6 million from the sale of property, plant and equipment.

Financing Activities

Nine-month period ended September 30, 2010

Net cash provided by financing activities was $85.8 million in the nine-month period ended September 30, 2010, primarily derived from $78.0 million in net proceeds from long-term borrowings incurred in Brazil.

Nine-month period ended September 30, 2009

Net cash provided by financing activities was $143.0 million in the nine-month period ended September 30, 2009, primarily derived from $80.0 million in net proceeds from long-term borrowings and $69.1 million in net cash proceeds from capital contributions received from new and existing members.

Years ended December 31, 2009, 2008 and 2007

Operating Activities

We used cash in operating activities in amounts exceeding our net loss or income reported for 2009, 2008 and 2007 due primarily to non-cash charges to earnings and changes in operating assets and liabilities. Non-cash charges to earnings primarily include depreciation and amortization on our long-term assets, unrealized changes in the fair value of unharvested biological assets, foreign exchange gains or losses, interest expense and income tax benefits or expense, among others. Generally, our changes in operating assets and liabilities are primarily affected by changes in our biological assets, trade receivables and trade payables, payroll and social security liabilities and other provisions, and inventories.

Year ended December 31, 2009

Net cash used in operating activities was $86.3 million in the year ended December 31, 2009. During 2009, we generated a net loss of $0.3 million that included non-cash charges relating primarily to depreciation and amortization of $30.4 million (reflecting the impact in depreciation of a higher asset base due to the development of our operations in Brazil as a result of acquisitions in previous years), interest expense of $27.8 million (due to the higher indebtedness incurred to fund operations and capital investment), foreign exchange gains of $10.9 million (due to the appreciation of the Brazilian Real against the U.S. dollar), the gain from the sale of farmland businesses of $18.8 million (representing the gain from the sale of La Paz Agropecuaria S.R.L. in December 2009 for an aggregate sale price of $21.9 million), the $55.8 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce” and other non-cash charges.

In 2009, our results of operations continued to be significantly affected by increased costs associated with the expansion of the operations of our main subsidiaries in Brazil as they expand to reach full productive potential, which contributed net losses of $9.0 million to our consolidated net loss for the year. Also, our operations were affected by unusual climatic conditions, in our main areas of operations in Argentina and Brazil, which significantly affected our yields and production levels. Our net loss for the year ended December 31, 2009 was partially offset by a significant foreign exchange gain of $10.9 million during 2009 arising from the appreciation of the Brazilian Real against the U.S. dollar, our presentation currency.

In addition, other changes in operating asset and liability balances resulted in a further net decrease in cash of $28.2 million during 2009 primarily due to an increase of (i) $30.4 million in trade receivables mainly related to higher sales, mostly in Brazil, and the sale of a major portion of our livestock assets near the end of the year, and (ii) an increase of $20.1 million in biological assets related to the expansion of our sugarcane plantation area in Mato Grosso do Sul to supply our Angélica mill, and partially offset by the sale of a major portion of our livestock assets. These effects were partially offset by an increase in trade payables of $11.5 million and payroll and social security liabilities of $4.3 million, reflecting our growing operations. In addition, our operating cash was affected by the payment of $25.8 million in interest due on our indebtedness and $13.3 million in taxes.

Year ended December 31, 2008

Net cash used in operating activities was $52.5 million in the year ended December 31, 2008. The cash flows for the year ended December 31, 2008 were also affected by the full year of operations of subsidiaries acquired in mid 2007 or on the very last day of 2007, which, in aggregate, contributed to an expansion of our business, including but not limited to an increase in our net asset base and revenue and expenses. Although we posted a loss of $16.4 million in 2008, this loss included non-cash charges relating primarily to depreciation and amortization of $28.3 million (representing the impact on depreciation of an increasing asset base due to the business combinations that occurred in 2007 and other individual asset acquisitions), interest expense of $21.8 million (representing the higher indebtedness incurred to fund operations and capital investments), foreign exchange losses of $24.9 million (representing the devaluation of the Brazilian Real against the U.S. dollar in 2008 and, to a lesser extent, the devaluation of the Argentine Peso), the gain from the sale of farmland businesses of $14.0 million (representing the sale of La Agraria S.A. in May 2008 for an aggregate sale price of $26.7 million), $26.5 million of the unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce” and other non-cash charges. However, our operating results and cash flows were significantly affected during the year by our main subsidiary operations in Brazil, namely Angélica and UMA, which were not working at their installed capacity and required significant amounts of investment. These subsidiaries combined contributed a significant net loss of $3.9 million to our consolidated results of operations for the year ended December 31, 2008.

In addition, other changes in operating asset and liability balances reversed the net income position, resulting in a further net decrease in cash of $39.2 million during 2008, primarily due to an increase of $28.4 million in trade receivables due to higher sales volumes, an increase of $26.8 million in biological assets due to the increase of newly planted hectares of sugarcane in Brazil and the development of new agricultural hectares of the subsidiaries acquired in 2007, mainly related to the conversion of pastures into land suitable for crop production, partially offset to a lesser extent by an increase in trade payables of $13.0 million. Overall, changes in operating assets and liabilities in 2008 were affected by having accounted for twelve months of operations in 2008 for the subsidiaries acquired in 2007, particularly Bañado del Salado S.A. and Agro Invest S.A., which were acquired on the last day of December 2007. In addition, our operating cash was affected by the payment of $16.3 million in interest due on our indebtedness and $5.8 million in taxes related to our subsidiaries.

Year ended December 31, 2007

Net cash used in operating activities was $68.0 million in the year ended December 31, 2007. Although we posted a net income of $28.6 million in 2007, this income included non-cash charges relating primarily to depreciation and amortization of $9.4 million, interest expense of $4.1 million (although we incurred indebtedness we financed our operations and investment projects primarily through capital contributions), foreign exchange gains of $6.0 million (representing the appreciation of the Brazilian Real against the U.S. dollar), $9.0 million of the unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce”, a significant non-cash bargain gain on the acquisition of certain subsidiaries for $29.0 million as part of our strategy of identifying opportunities to purchase businesses with underdeveloped and undermanaged land, and other non-cash charges. Cash flow from operations for the year ended December 31, 2007 was also affected by the acquisitions completed during that year. We acquired six subsidiaries in 2007, four of which were acquired between February and August of that year, while two were acquired on the very last day of 2007, with no contribution to revenue or cash generation during 2007.

In addition, other changes in operating asset and liability balances affected our cash flow from operations, resulting in a further net decrease in cash of $53.2 million during 2007 primarily due to an increase of $18.3 million in trade receivables due to higher sales volumes, an increase of $10.3 million in biological assets and an increase of $23.2 million in inventories, both mainly due to the new subsidiaries acquired, partially offset to a lesser extent by an increase in payroll and social security liabilities of $2.1 million. In addition, our operating cash was affected by the payment of $5.6 million in interest due on our indebtedness and $6.7 million in taxes related to our subsidiaries.

Investing Activities

Year ended December 31, 2009

Net cash used in investing activities was $77.5 million in the year ended December 31, 2009, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities primarily focused on our Brazilian operations) totaling $97.8 million. Net inflows from investing activities were primarily related to proceeds of $7.3 million from the sale of ancillary property and $16.4 million received for the disposal of La Paz Agropecuaria in December 2009, a farmland business in Argentina.

Year ended December 31, 2008

Net cash used in investing activities was $157.5 million in the year ended December 31, 2008, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities primarily focused on our Brazilian operations) totaling $186.3 million. Net inflows from investing activities were primarily related to proceeds of $3.5 million from the sale of ancillary property and $25.1 million received for the disposal of La Agraria in May 2008, a farmland business in Argentina.

Year ended December 31, 2007

Net cash used in investing activities was $246.9 million in the year ended December 31, 2007, primarily due to the acquisition of farmland business for an aggregate purchase price net of cash acquired of $127.5 million. We also purchased an aggregate amount of $130.2 million in property, plant and equipment, mainly farmland, machinery, buildings and facilities primarily focused on our Argentine operations and to a lesser extent our Brazilian operations. Our net outflows were partially offset by the proceeds of $4.1 million from the sale of ancillary property.

Financing Activities

Year ended December 31, 2009

Net cash provided by financing activities was $156.0 million in the year ended December 31, 2009, primarily derived from $86.9 million in net proceeds from short-term and long-term indebtedness and $69.1 million in net cash proceeds from capital contributions received from new and existing members. In 2009, we incurred additional long-term indebtedness of $80.0 million.

Year ended December 31, 2008

Net cash provided by financing activities was $213.2 million in the year ended December 31, 2008, primarily derived from $175.5 million in net proceeds from capital contributions received from new investors and existing investors. We also incurred additional net indebtedness of $37.7 million

Year ended December 31, 2007

Net cash provided by financing activities was $292.4 million in the year ended December 31, 2007 as a result of capital contributions received from existing and new investors in an aggregate of $174.1 million and the incurrence of additional indebtedness in the form of short-and long-term loans for a net amount of $118.2 million.

Cash and Cash Equivalents

Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. As of September 30, 2010, our cash and cash equivalents amounted to $60.6 million. We believe that our current levels of cash and cash equivalents and cash flows from operations, combined with the net proceeds to us from this offering and, assuming it is consummated, the Al Gharrafa Transaction, will be sufficient to meet our anticipated cash needs for at least the next 12 months (see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company”). However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•	new debt;

•	proceeds from this offering;

•	proceeds from the Al Gharrafa Transaction, assuming it is consummated (see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company”);

•	the disposition of transformed farmland and/or subsidiaries; and

•	operating cash flow.

We expect our operating cash flow to be positive in the foreseeable future as we reach full production capacity for our sugar operations in Brazil. Our operations in the UMA mill have reached full operating potential and are generating positive operating cash flow. We anticipate based on current projections that by the end of 2010, we will have achieved full capacity at our Angélica mill and as a result be able to achieve positive operating cash flow barring any unforeseen circumstances. There can be no assurance that completion of the Angélica mill will generate positive operating cash flow.

We believe that the cash generated from the foregoing sources will be sufficient to meet our present requirements including short-term working capital and long-term capital expenditures. In addition, the company has the ability to further increase the level of its indebtedness and also possesses a number of real-estate properties ready to be marketed, and we believe that the proceeds we will be able to raise from these two sources will be in excess of our near-term working capital and capital expenditure requirements. Our ability to fund projected capital expenditures may be constrained in the event external financing is not available, or at terms favorable to us, and accordingly we may have to postpone our capital expenditure plan. If we are not able to timely consummate our capital expenditure plan, our business, financial condition and results of operations may be materially and adversely affected.

We anticipate that we will use our cash:

•	to refinance our current debt;

•	to meet our budgeted capital expenditures for 2010 and to make capital expenditures in 2011;

•	to make investments in new projects related to our business; and

•	for other working capital purposes.

Indebtedness

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	As of	As of
	September 30	December 31,
	2010	2009	2008	2007
	(In thousands of $)

Fixed rate:
Less than 1 year(1)	47,059	30,579	95,209	59,880
Between 1 and 2 years	38,682	5,724	678	2,359
Between 2 and 3 years	20,896	5,173	191	311
Between 3 and 4 years	7,622	5,167	127	269
Between 4 and 5 years	6,675	5,167	—	184
More than 5 years	2,442	5,167	—	—
	123,376	56,977	96,205	63,003
Variable rate:
Less than 1 year(1)	90,329	72,391	128,378	36,536
Between 1 and 2 years	86,213	68,667	703	12,886
Between 2 and 3 years	79,204	55,907	703	11,569
Between 3 and 4 years	21,914	49,511	249	11,569
Between 4 and 5 years	21	787	41	10,918
More than 5 years	1,604	1,621	1,152	10,963
	279,285	248,884	131,226	94,441
	402,661	305,861	227,431	157,444

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

On a consolidated basis, we were leveraged for all of the years presented. As of September 30, 2010, we had $403.2 million of debt outstanding on a consolidated basis (all of which was non-recourse to us) primarily in the form of bank loans, of which $359.5 million were collateralized by certain property, plant and equipment of our subsidiaries. Of our outstanding debt, as of September 30, 2010, $279.3 million bore interest at variable rates and $123.4 million bore interest at fixed rates. In Brazil, our subsidiaries have incurred loans that mature on various dates between 2010 and 2020, while in Argentina our subsidiaries have incurred loans that mature on various dates between 2010 and 2015. In Uruguay, our subsidiaries do not have significant indebtedness. Interest rates also vary on a country by country basis. In Brazil, our loans bear either fixed interest rates ranging from 4.0% to 16.6 per annum or variable interest rates based on the London Interbank Offered Rate (“LIBOR”) or other specific base-rates plus spreads ranging from 2.7% to 8.5% per annum. In Argentina, our loans bear either fixed interest rates ranging from 7.5% to 9.5% per annum or variable interest rates based on LIBOR or other specific base-rates plus a spread of up to 5.0% per annum. At September 30, 2010, 6-month LIBOR was 0.5% (0.5% in 2009, 3.1% in 2008 and 4.9% in 2007).

Of our total indebtedness as of September 30, 2010, the most significant loans were the following: (i) a U.S. dollar-denominated $32.5 million loan (principal plus accrued interest) with a syndicate of banks, led by Rabobank International Brasil S.A. (“Rabobank”), due in 2013 (the “Syndicated Loan”), (ii) a Real-denominated R$141.8 million loan (principal plus accrued interest) (equivalent to $83.7 million as of September 30, 2010) with BNDES-FINEM (the “BNDES Loan Facility”), due in 2018, (iii) a $71.4 million loan facility with the Inter-American Development Bank (“IDB”), due between 2010 and 2015 (“IDB Facility”); (iv) a Real-denominated R$70.0 million facility (of which, as of September 30, 2010, we have received R$51.1 million, equivalent to $30.4 million) from Banco do Brasil S.A. (“BDB”), due between 2012 and 2020 (equivalent to $41.0 million as of September 30, 2010) (the BDB Facility”) and (v) a U.S. dollar-

denominated $50 million loan with Deutsche Bank AG London Branch (“DB”), due in 2013 (the “DB Facility”). The Syndicated Loan, the BNDES Loan Facility, the BDB Facility and the DB facility were incurred by certain of our subsidiaries in Brazil, while the IDB Facility was incurred by Adeco Agropecuaria S.A. and Pilagá S.R.L., two of our subsidiaries in Argentina.

Syndicated Loan and the BNDES Loan Facility

The Syndicated Loan and the BNDES Loan Facility contain certain customary financial covenants, events of default and restrictions, which among other restrictions, require the borrowing subsidiaries to meet pre-defined financial ratios and impose restrictions on our payment of dividends except as would not result in a breach of the financial covenants. These financial covenants are measured in accordance with generally accepted accounting principles in Brazil (“Brazilian GAAP”) and measured on an annual basis as of the end of each fiscal year. Certain covenants are measured on a combined basis, aggregating the borrowing subsidiaries, and others are measured on an individual basis. Under the Syndicated Loan, defaults by either Angélica, UMA, Adeco Agropecuária Brasil S.A. or Adeco Brasil Participações S.A. on any indebtedness with an aggregate principal amount over R$5,000,000 can result in acceleration of the full outstanding loan amount due to the syndicate of banks. Under the BNDES Loan Facility, defaults resulting in a material adverse effect by either Angélica, UMA, Adeco Agropecuária Brasil S.A. or Adeco Brasil Participações S.A. on any indebtedness can result in acceleration of the full outstanding loan amount due to BDNES. The obligations under these facilities are secured by (i) a mortgage of the Takuarê farm, (ii) a pledge on the capital stock (“quotas”) of Angélica, and (iii) liens over the Angélica mill and equipment, all of which are property of Angélica.

In 2008, for the Syndicated Loan and the BNDES Loan Facility, the borrowing subsidiaries were required to meet (i) a debt service coverage ratio on an individual basis of more than 1.0, (ii) a liquidity ratio on an individual basis of more than 1.0, (iii) a liquidity ratio on an aggregate basis of more than 1.2, (iv) an interest coverage ratio on an aggregate basis of more than 3.0 and (v) a net bank debt to EBITDA ratio on an aggregate basis of less than 5.0. In 2008, the borrowing subsidiaries were not in compliance with all such financial ratio covenants, having recorded a debt service coverage ratio on an individual basis of 0.43, a liquidity ratio on an individual basis of 0.19, a liquidity ratio on an aggregate basis of 0.43, an interest coverage ratio on an aggregate basis of 1.06 and a net bank debt to EBITDA ratio on an aggregate basis of 10.03. Both Rabobank and BNDES granted waivers for each breach.

Furthermore, on December 30, 2009, the borrowing subsidiaries entered into amendments to the Syndicated Loan and the BNDES Loan Facility to modify the terms of the financial ratio covenants. Pursuant to the amendments, the borrowing subsidiaries are now required to meet amended financial ratios on an annual basis as of the end of each fiscal year commencing in 2009.

On December 14, 2010, the borrowing subsidiaries entered into an amendment to the Syndicated Loan and the BNDES Loan Facility to modify the terms of certain of the financial ratio covenants for 2010 (see Note 19 to our Audited Financial Statements for the period ended September 30, 2010). Pursuant to the amendment, the borrowing subsidiaries are now required to meet amended financial ratios on an annual basis as of the end of each fiscal year commencing in 2010. The borrowing subsidiaries have been in compliance with all of the financial ratio covenants since December 30, 2009, including as of September 30, 2010. The following table lists the amended financial ratios covenants the borrowing subsidiaries are currently required to meet under the Syndicated Loan and the BNDES Loan Facility:

Financial Ratios	2009	2010	2011	2012 to 2013	2014 to 2018

Debt Service Coverage Ratio (individual) (pre December 2010 amendment)	>1.00	>1.00	>1.00	>1.00	>1.30
Debt Service Coverage Ratio (individual) (post December 2010 amendment)	>1.00	>0.65	>1.00	>1.00	>1.30
Liquidity Ratio (individual)	>0.55	>1.00	>1.00	>1.00	>1.00
Liquidity Ratio (aggregate)	>1.20	>0.65	>1.00	>1.20	>1.20
Interest Coverage Ratio (aggregate)	>3.00	>2.00	>2.00	>4.00	>4.00
Net Bank Debt/EBITDA (aggregate) (pre December 2010 amendment)	<3.00	<4.00	<3.00	<3.00	<3.00
Net Bank Debt/EBITDA (aggregate) (post December 2010 amendment)	<3.00	<5.50	<3.00	<3.00	<3.00

IDB Facility

The IDB Facility contains certain customary financial covenants and restrictions, which require the borrowing subsidiaries to meet pre-defined financial ratios, among other restrictions, as well as restrictions in payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”). Ratios are calculated on a rolling 12-month basis measured as of the last completed quarter prior to the determination date. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis. Under the IDB Facility, defaults by either Adeco Agropecuaria S.A. or Pilagá S.R.L. on any indebtedness with an aggregate principal amount over $3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The obligations under this facility are secured by a mortgage over (i) the Carmen and La Rosa farms, which are property of Adeco Agropecuaria S.A. and (ii) the El Meridiano farm, which is the property of Pilagá S.R.L.

For the year 2009, our subsidiaries Adeco Agropecuaria S.A. and Pilagá S.R.L. were required under the original terms of the IDB Facility to meet every quarter (i) a debt to EBITDA ratio on an individual basis of less than 3.75, (ii) a debt to EBITDA ratio on an aggregate basis of less than 4.0, (iii) a total liabilities to total equity ratio on an individual basis of less than 1.40, (iv) a total liabilities to total equity ratio on an aggregate basis of less than 1.20, (v) a current asset to current liabilities ratio on an aggregate basis of more than 1.30, (vi) an interest coverage ratio on an aggregate basis of more than of more than 2.0 and (vii) a loan coverage ratio of more than 1.5 on an aggregate basis.

During 2009, Adeco Agropecuaria S.A. and Pilagá S.R.L. were in compliance with the loan coverage ratio on an aggregate basis for all quarters, in compliance with the total liabilities to total equity ratio for Adeco Agropecuaria S.A. for three quarters, in compliance with the current asset to current liabilities ratio on an aggregate basis for one quarter, but were not in compliance of the remaining financial ratio covenants. During 2009, the total liabilities to total equity ratio for Adeco Agropecuaria S.A. was 1.46 for its quarter of noncompliance and the aggregate current asset to current liabilities ratio ranged from 0.68 to 0.85 during the three quarters of noncompliance. For the remaining ratios, the debt to EBITDA ratio for Adeco Agropecuaria S.A. ranged from negative EBITDA to 13.3, the debt to EBITDA ratio for Pilagá S.R.L. ranged from negative EBITDA to 49.3, the total liabilities to total equity ratio for Pilagá S.R.L. ranged from 1.81 to 2.71, the aggregate debt to EBITDA ratio ranged from negative EBITDA to 36.6, the aggregate total liabilities to total equity ratio ranged from 1.27 to 1.54 and the aggregate interest coverage ratio ranged from a negative interest coverage ratio to 1.43. The IDB granted waivers for each breach of the financial ratio covenants.

On May 14, 2010, prior the 60-day deadline to report the first quarter results of 2010, the borrowing subsidiaries entered into an amendment to the IDB Facility to modify the terms of the existing financial ratio covenants. Since the date of the loan amendment, the borrowing subsidiaries have been in compliance with all of the amended financial ratio covenants, including as of September 30, 2010. Pursuant to the amended ratios,

Adeco Agropecuaria S.A. and Pilagá S.R.L. are now required to meet financial ratios for aggregate EBITDA, aggregate total debt, and aggregate capital expenditures on a quarterly basis commencing in the 2010 fiscal year as set forth below. The borrowing subsidiaries are required to meet, as of the end of the fourth quarter of 2010 and as of each fiscal quarter thereafter, financial ratios for aggregate debt to EBITDA, aggregate total liabilities to total equity, aggregate current assets to current liabilities, aggregate interest coverage, aggregate debt to equity, aggregate short-term debt to total debt and debt to equity on an individual basis. The following table lists the amended financial ratio covenants the borrowing subsidiaries are currently required to meet under the IDB Facility:

Financial Ratios	2010 1Q	2010 2Q	2010 3Q	2010 4Q	2011	2012	2013

EBITDA (aggregate) (in millions of $)	>3.00	>13.00	>15.00	N/A	N/A	N/A	N/A
					<115.00/	<115.00/	<115.00/
Total Debt (aggregate) (in millions of $)(1)	<105.00	<110.00	<120.00	<115.00	<120.00	<120.00	<120.00
Capital Expenditures (aggregate) (in millions of $)	<2.70	<9.60	<15.00	<15.00	N/A	N/A	N/A
Debt to EBITDA (aggregate)	N/A	N/A	N/A	<5.00	<4.75	<4.25	<3.75
Total Liabilities to Total Equity (aggregate)	N/A	N/A	N/A	<1.50	<1.50	<1.30	<1.30
Current Asset to Current Liabilities (aggregate)(2)	N/A	N/A	N/A	>1.30	>1.10/1.30	>1.10/1.30	>1.10/1.30
Interest Coverage (aggregate)	N/A	N/A	N/A	>1.40	>2.10	>2.35	>2.60
Debt to Equity (aggregate)	N/A	N/A	N/A	<1.20	<1.20	<1.20	<1.20
Short-Term Debt to Total Debt (aggregate)(3)	N/A	N/A	N/A	<0.57	<0.50	<0.50	<0.50
Debt to Equity (individual)	N/A	N/A	N/A	<1.70	<1.40	<1.20	<1.20

(1)	From 2011 onwards, for the first, second and third quarters the limit is <120.00, and for the fourth quarter, the limit is <115.00. However, if the Debt to EBITDA (aggregate) is <3.50, there shall be no limit on total debt (aggregate).

(2)	From 2011 onwards, for the first, second and third quarters the ratio is >1.10, and for the fourth quarter, the ratio is >1.30.

(3)	Measured annually.

BDB Facility

In July 2010, Angélica, a Brazilian subsidiary, entered into a Real-denominated R$70.0 million loan (equivalent to $41.0 million as of September 30, 2010) with Banco do Brasil S.A. due in 2020. The BDB Facility bears a fixed interest rate of 10% per annum and is repayable on a monthly basis starting in August 2012 and ending in July 2020 (until August 2012, interest will be payable annually). As of September 30, 2010, the Company received R$51.5 million (equivalent to US$30.4 million as of September 30, 2010). Under the BDB Facility, defaults by either Angélica or any of our Brazilian subsidiaries on any indebtedness can result in acceleration of the full outstanding loan amount due to BDB. The BDB Facility contains customary covenants and restrictions. Angélica’s obligations under the BDB Facility are secured by (i) a first mortgage of the Sapálio farm, which is owned by our subsidiary Ivinhema Agroenergia Ltda. and (ii) a first pledge on the equipment acquired or to be acquired by Angélica with the proceeds of such facility.

On December 22, 2010, Angélica entered into an amendment to the BDB Facility to modify the terms of certain financial ratio covenants for 2010 (see Note 19 to our Audited Financial Statements for the period ended September 30, 2010). Angélica is currently not, and has not been, in violation of any of the financial ratio covenants for the BDB Facility. The following table lists the financial ratios covenants Angélica is currently required to meet under the BDB Facility:

Financial Ratios	2010	2011 to 2013	2014 to 2020

Debt Service Coverage Ratio (individual) (pre December 2010 amendment)	>1.00	>1.00	>1.30
Debt Service Coverage Ratio (individual) (post December 2010 amendment)	>0.65	>1.00	>1.30
Liquidity Ratio (individual)	>1.00	>1.00	>1.00

DB Facility

At July 28, 2010, Angélica also entered into a U.S. dollar-denominated $50.0 million facility with Deutsche Bank AG London Branch, due in 2013. Borrowings under this facility are repayable on various dates between July 2011 and July 2013 and bear an annual interest at a variable rate equal to LIBOR plus 8.5%, Angélica pledged and granted to DB a continuing first priority security interest on its debt service reserve account and all investment property, financial assets or other property credited thereto, deposited or carried therein. Additionally, Adecoagro LP’s shares in Adeco Brasil Participações S.A. have been pledged to secure this loan. Under the DB Facility, defaults by Angélica on any indebtedness with an aggregate principal amount over $5.0 million or by Adecoagro LP on any indebtedness with an aggregate principal amount over $10.0 million can result in acceleration of the full outstanding loan amount due to DB. The DB Facility contains customary covenants and restrictions’, including restrictions on the payment of dividends until the balance on the loan is less than $14 million and restrictions on the incurrence of debt except for a $50 million working capital allowance provided certain other restrictions are met. In addition to the pledge, Angélica’s obligations under the Facility are also secured by a mortgage of its Takuarê farm. Angélica is currently not, and has not been, in violation of any of the financial ratio covenants for the DB Facility. The following table lists the financial ratios covenants Angélica is currently required to meet under the DB Facility:

Financial Ratios	2010	2011	2012

Interest Coverage Ratio (individual)	>1.65	>3.10	>3.50
Leverage Ratio (individual)	<8.50	<3.40	<2.50
Capital Expenditures (individual) (in millions of R$)	<154.00	<50.00	<50.00

Short-term Debt.  As of September 30, 2010, our short term debt totaled $137.9 million. Comparing our annual figures, our short-term debt decreased by $120.6 million from $224.2 million as of December 31, 2008 to $103.6 million as of December 31, 2009, primarily due to the reduction of short-term debt in Argentina from $88.5 million as of December 31, 2008 to $37.1 million as of December 31, 2009, as a result of our drawing down on the IDB Facility during 2009.

Our short-term debt of $137.9 million as of September 30, 2010 consisted of the following:

•	$137.4 million of bank loans, and

•	$0.5 million in obligations under finance leases.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

Capital Expenditures

Capital expenditures totaled $98.1 million, $186.2 million and $281.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. Our capital expenditures consisted of purchases of farmland properties, machinery, equipment, buildings, land transformation, as well as our development activities in connection with our sugar operations in Brazil. Our capital expenditures in farmland properties during the three-year period were principally focused on the acquisition of properties in Argentina. Our investment in Brazil in the three-year period was mainly focused on (i) the acquisition of farmland for crops, coffee and sugarcane production, (ii) the plantation of new sugarcane hectares associated with our new sugar and ethanol mill Angélica, (iii) buildings and industrial and agricultural equipment for the Angélica mill and (iv) machinery and equipment for cogenerating electricity in our UMA mill.

During the nine-month period ended September 30, 2010, our capital expenditures totaled $85.6 million. Our capital expenditures consisted mainly of: (i) equipments and machinery and construction costs related to the completion of the Angélica sugar and ethanol mill in Brazil, which has reached full nominal capacity during mid 2010; (ii) the acquisition of Dinaluca, a 14,749 hectare farm located in Corrientes, Argentina, with 4,500 hectares destined to rice production and the potential to develop an additional 6,500 hectares; and (iii) other on-going expansion projects in Argentina such as transformation of farmland, the construction of a new rice mill and the completion of our first free stall dairy. The Company anticipates that it will invest approximately $15.1 million on these projects during the remainder of 2010.

We expect continuous capital expenditures for the foreseeable future as we expand and consolidate each of our business segments.

The following table summarizes our capital expenditures projections for the next three years:

	2011	2012	2013	Total
	(In thousands of $)

Farming	55,150	94,156	91,230	240,536
Land acquisitions & transformation	45,550	83,156	82,421	211,127
Rice & dairy facilities	9,600	11,000	8,809	29,409
Sugar, Ethanol and Energy	163,250	185,605	142,340	491,195
Maintenance and development of existing mills	46,843	33,847	29,490	110,180
Ivinhema mill construction	116,407	151,758	112,850	381,015

Total	218,399	279,761	233,570	731,731

Under the IDB loan facility, we are committed to invest before December 2011, $5.7 million in the transformation of 3,600 hectares of rice in Argentina and $18 million in the construction of a second free stall dairy before December 2012.

It is likely that our actual capital expenditures may vary significantly from our current projections based on timing of investments and changes in market opportunities. While our business strategy currently contemplates the potential acquisition of farmland, we cannot predict the timing for any acquisition and the amount of consideration that will be paid therefor. In addition, expenditures in connection with the construction of our Ivinhema mill may vary from our current plan as a result of (i) engineering, construction and regulatory risks, such as obtaining necessary permits and licenses as well as other significant challenges that can suspend the construction or hinder or delay the project’s completion date and (ii) fluctuations in the Brazilian Real exchange rate, higher than expected inflation and the development of new technology resulting in changes or adjustments in the design of the mill, and other unforeseen factors that may generate significant cost overruns. See “Risk Factors — Adverse conditions may create delays in or the suspension of the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments” and “Business — Sugar, Ethanol and Energy — Our Mills.” We may also decide to reallocate our planned capital expenditures among our lines of business and from time to time based on market opportunities available to us.

We expect to finance our future capital expenditures with the net proceeds of this offering and, assuming it is consummated, the Al Gharrafa Transaction (see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company”), and future indebtedness in the form of bank loans and/or offerings of debt, with our operating cash flow as a supplemental source of funding. We expect our operating cash flow to be positive in the foreseeable future as we reach full production capacity for our sugar operations in Brazil. There can be no assurance that completion of the Angélica mill will generate positive operating cash flow.

Contractual Commitments

The following table summarizes our significant contractual obligations and commitments as of December 31, 2009:

	Less Than	One to Three	Three to Five
	One Year	Years	Years	Thereafter	Total
	(In millions of $)

Bank loans(1)(2)	125.3	158.8	68.0	11.9	364.0
Leases	19.5	29.9	16.3	8.8	74.5

Acquisition of subsidiaries(3)(4)	2.2	6.0	—	—	—

Total	144.8	188.7	84.3	20.7	438.5

(1)	Includes interest.

(2)	As of September 30, 2010, we entered into 2 new loans facilities with Banco do Brazil and Deutsche Bank (see “— Indebtedness” above).

(3)	Related to purchase obligations incurred in connection with the acquisition of La Lácteo S.A. and Usina Monte Alegre Ltda.

(4)	On August 23, 2010, we acquired Dinaluca S.A. See “Summary — Recent developments.”

Quantitative and Qualitative Disclosures About Market Risks

In the normal course of business, we are exposed to commodity price and interest rate risks, primarily related to our crop production activities and changes in exchange rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as they relate to the type and volume of such financial instruments. Our use of financial derivative instruments is associated with our core business and is regulated by internal control policies. For further information on our market risks, please see Note 4 to our Audited Annual Consolidated Financial Statements.

Off-Balance Sheet Arrangements

For any of the periods presented, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or otherwise that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

Recent Accounting Pronouncements

In preparation of the consolidated financial statements under IFRS for the years ended December 31, 2009, 2008 and 2007, we applied the following standards, amendments and interpretations to existing standards which became effective for us as of January 1, 2009:

•	Amendment to IFRS 7 “Financial Instruments: Disclosures” The amendments are entitled “Improving Disclosures about Financial Instruments — Amendments to IFRS 7” and also contain minor changes to IFRS 4 “Insurance Contracts.” The amendments to IFRS 7 relate to disclosures about fair value measurements and disclosures about liquidity risk. The disclosures about fair value measurements specify that a table must be provided for each class of financial instruments on the basis of a three-level fair value hierarchy. Note 12 to the consolidated financial statements include these disclosures.

•	Amendments to IAS 36, “Impairment of assets”; IAS 41, “Agriculture”; IAS 32, “Financial Instruments: Presentation” and IAS 1 “Presentation of Financial Statements”; IFRS 2, “Share-based Payment — Vesting Conditions and Cancellations”; IAS 38, “Intangible assets”; IAS 16, “Property, plant and equipment” and IAS 7, “Statement of cash flows”; IAS 19, “Employee benefits”; IAS 20, “Accounting for government grants and disclosure of government assistance”; IAS 27, “Consolidated and separate financial statements”; IAS 28, “Investments in associates,” IAS 32, “Financial Instruments:

Presentation” and IFRS 7, “Financial instruments: Disclosures”; IAS 29, “Financial reporting in hyperinflationary economies”; IAS 31, “Interests in joint ventures” and IAS 32, “Financial Instruments: Presentation” and IFRS 7, “Financial Instruments: Disclosures”; IAS 38, “Intangible assets”; IAS 40, “Investment property” and IAS 16, “Property, plant and equipment”. The adoption of these amendments did not have an impact on the presentation of our results of operations, financial position or cash flows. See Note 2.1 to the consolidated financial statements for a detailed description of the requirements of each standard.

Also, during 2009, the IASB and IFRIC published several standards, amendments and interpretations to existing standards which will be effective for the consolidated financial statements for our accounting periods beginning on or after January 1, 2010 or later periods:

•	In January 2008, the IASB published the revised standards IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements.” These standards are the result of the second phase of the project carried out together with the Financial Accounting Standards Board (FASB) to reform the accounting methodology for business combinations. The main changes revised IFRS 3 will provide are as follows:

•	The revised standard gives the option of measuring non-controlling interests either at fair value or at the proportionate share of the identifiable net assets. This choice can be exercised for each business combination individually.

•	In a business combination achieved in stages (step acquisition), the acquirer shall re-measure its previously held equity interest in the acquiree to fair value at the date the acquirer obtains control. Goodwill shall then be determined as the difference between the re-measured carrying amount plus consideration transferred for the acquisition of the new shares, minus net assets acquired and any non-controlling interest.

•	Contingent consideration shall be measured at fair value at the acquisition date and classified either as equity, or as asset or liability at the acquisition date.

•	Acquisition-related costs incurred in connection with business combinations shall be recognized as expenses.

•	For changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be re-measured subsequently.

•	According to the revised IFRS 3, effects from the settlement of relationships existing prior to the business combination shall not be part of the exchange for the acquiree.

•	In contrast to the previous version of IFRS 3, the revised standard governs the recognition and measurement of rights that were granted to another entity prior to the business combination and which are now reacquired as part of the business combination (reacquired rights).

The main changes that revised IAS 27 will make to the existing requirements are as described below:

•	Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control shall only be accounted for within equity.

•	If a parent loses control of a subsidiary it shall derecognize the consolidated assets and liabilities. The new requirement is that any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost; any differences resulting from this shall be recognized in profit or loss.

•	When losses attributed to the minority (non-controlling) interests exceed the minority’s interests in the subsidiary’s equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

The revised IFRS 3 shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Earlier application is permitted, however, at the earliest from the beginning of an annual reporting period that begins on or after June 30, 2007. The provisions of IAS 27 shall be effective for annual reporting periods beginning on or after July 1, 2009. Earlier application is permitted. However, the earlier application of one of these two standards requires that the other standard be also applied at the same earlier time. We will adopt the amendments to IFRS 3 and IAS 27 for business combinations and transactions with subsidiaries beginning on January 1, 2010.

•	Amendments to IFRS 2, “Share-based Payment”; IAS 38, “Intangible Assets”; IFRS 5, “Measurement of non-current assets (or disposal groups) classified as held-for-sale”; IAS 1, “Presentation of financial statements”; IAS 32, “Financial Instruments: Presentation”; IAS 24, “Related Party Disclosures”; IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”. The amendments are not expected to have a material impact on the presentation of our results of operations, financial position or cash flows. See Note 2.1 to the consolidated financial statements for a detailed description of the requirements of each standard.

In November 2009, the IASB issued IFRS 9 “Financial Instruments.” The standard incorporates the first part of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement.” IFRS 9 prescribes the classification and measurement of financial assets. The remaining phases of the project, dealing with the classification and measurement of financial liabilities, impairment of financial instruments and hedge accounting, as well as a further project regarding de-recognition, have not yet been finalized. The IASB expects to completely replace IAS 39 by the end of 2010. IFRS 9 requires that financial assets are subsequently measured either “at amortized cost” or “at fair value”, depending on whether certain conditions are met. In addition, IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the “at amortized cost” category, to be “at fair value” if that designation eliminates or significantly reduces measurement or recognition inconsistencies. The prescribed category for equity instruments is at fair value through profit or loss, however, an entity may irrevocably opt for presenting all fair value changes of equity instruments not held for trading in Other Comprehensive Income. Only dividends received from these investments are reported in profit or loss. IFRS 9 shall be applied retrospectively for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. We are currently analyzing the resulting effects of IFRS 9 on the presentation of our results of operations, financial position and cash flows.

INDUSTRY

Global Overview

Agribusiness is the economic sector that produces food and, more recently, has begun producing raw materials for renewable energy generation and transportation fuels. According to the United Nations, the world population will increase from 6.9 billion in 2010 to approximately 8.3 billion in 2030. This increase in the world population, combined with an expected improvement in per capita consumption, will contribute directly to an increase of consumption of food and energy globally. Accordingly, it is expected that agriculture will assume an even greater role in supplying the increasing global demand for food and renewable sources of energy.

In recent years, the global consumption of cereals and oilseeds has exceeded production, resulting in a substantial reduction of stocks and a concomitant rise in prices. Renewed economic growth is expected to occur after the recent global recession, with income growth and gains in world demand and trade for agricultural products. During the next decade, tight market conditions and high prices for many commodities are expected to continue, and global agricultural trade is expected to increase. Moreover, the rapid expansion of ethanol and biodiesel production in certain countries will significantly impact global demand for staples such as corn, vegetable oils and sugarcane, further affecting world prices.

According to the United States Department of Agriculture’s (“USDA”) 2010 Market Outlook reports (the “USDA Report”), worldwide growth in the global trade of the agricultural sector is expected at an annual average rate of 2.2% for coarse grains and 2.0% for wheat, from 2010 to 2019. Developing countries account for most of the growth as eating habits change in line with expected improvements in economic conditions, enhancing the demand for food products expected over the coming years. This strong demand from developing countries is reinforced by population growth rates, which continue to be almost double that of developed countries.

Traditional exporters of agricultural commodities, such as Argentina, Australia, Brazil, Canada, the European Union and the United States, will continue to have a leading role during the next decade. However, a growing presence is expected from countries that are making large investments in their agricultural sectors, such as Russia, Ukraine and Kazakhstan.

According to the USDA Report, the production of biofuels is experiencing a swift expansion in several countries. The USDA’s projections assume that, over the next 10 years, the most significant increases in biofuel production will occur in Argentina, Brazil, Canada and the European Union, pushing up the already growing demand for seeds used in the production of oils related to biofuel. Argentina is the largest exporter of soybean oil and derivatives, due to its large milling capacity and small domestic demand for these products.

In addition, ethanol production in the United States has rapidly increased in recent years, from less than 11 billion liters in 2003 to 39.7 billion liters in 2009. The expansion of this industry will continue, particularly in the coming years, and is expected to reach more than 45.4 billion liters in 2010. Market adjustments to the rising demand for corn intended for ethanol production extend beyond the grains sector; relative price movements generate adjustments in the supply and demand for other grains.

Due to the increase in the production of ethanol from corn in the United States, the USDA expects an increase in the production and export of corn from countries such as Argentina, Brazil, Ukraine and South Africa. Argentina is expected to maintain its leadership position as the second-largest worldwide exporter of corn, increasing the area allocated to this crop as a result of the rise in prices.

According to the USDA, the main expansion of sown area will occur in countries with available land reserves, such as Argentina, Brazil, and other South American countries, some Eastern European countries and Ukraine. Nearly two-thirds of the growth in worldwide production will result, however, from higher crop yields.

	Arable Land				Pasture				Forest(1)
				Share of				Share of			Share of
	Area			Total Land	Area			Total Land	Area		Total Land
Region/Country Grouping	1961	1991	2007	2007	1961	1991	2007	2007	1991	2007	2007
	(Million ha)			(Percentage)	(Million ha)			(Percentage)	(Million ha)		(Percentage)

Baltic states and CIS(2)	235.4	224.4	198.5	9.2	302.0	326.5	362.1	16.9	848.8	849.9	39.6
Eastern Europe	48.7	45.0	39.7	34.9	20.0	20.4	16.6	14.6	34.7	35.9	31.6
Western Europe	89.0	78.6	72.8	20.4	69.7	60.7	58.9	16.5	122.5	132.9	37.2
Developing Asia	404.4	452.5	466.4	17.6	623.4	805.1	832.8	31.5	532.8	532.6	20.1
North Africa	20.4	23.0	23.1	3.8	73.4	74.4	77.3	12.9	8.1	9.1	1.5
Sub-Saharan Africa	133.8	161.3	196.1	8.3	811.8	823.8	833.7	35.3	686.8	618.2	26.2
Latin America and the Caribbean	88.7	133.6	148.8	7.3	458.4	538.5	550.1	27.1	988.3	914.6	45.1
North America	221.5	231.3	215.5	11.5	282.3	255.4	253.7	13.6	609.2	613.5	32.9
Oceania	33.4	48.5	45.6	5.4	444.5	431.4	393.0	46.3	211.9	205.5	24.2
DEVELOPED COUNTRIES	633.8	632.4	576.2	10.9	1,119.0	1,094.1	1,083.4	20.5	1,815.7	1,829.0	34.7
DEVELOPING COUNTRIES	647.6	770.9	834.9	10.8	1,967.8	2,242.6	2,294.8	29.7	2,252.6	2,108.4	27.3
WORLD	1,281.3	1,403.2	1,411.1	10.8	3,086.7	3,336.8	3,378.2	26.0	4,068.3	3,937.3	30.3

(1)	Forest data available only from 1991.

(2)	CIS means Commonwealth of Independent States.

Source: FAO 2009b (The state of food and agriculture 2009 — Livestock in the balance)

Global Agricultural Market

World population growth and economic growth are expected to lead to an increase in consumption of agricultural products, especially in developing countries, where demand is currently more restricted. According to the World Bank, per capita income of developing countries will increase from the current $4,800 per year to $11,000 per year in 2030, and in these countries the middle class, with families of an average of four people and a budget between $16,000 and $68,000 per year, will increase from 400 million in 2005 to 1.2 billion people in 2030, representing 15% of the total global population.

As world per capita income increases, particularly in countries with low per capita income, there is a trend toward increased food consumption. According to the FAO, there will be a 52% increase in the consumption of cereals from 1997/99 to 2030, when consumption will reach approximately 2.83 billion tons.

One factor that should influence the use of agricultural products for the production of biofuels is the increase in oil prices over the last two years, especially due to the concentration of production in only a few countries, increasing extraction costs and strong demand from developing countries.

Many countries are promoting the use of agricultural products to produce energy in reaction to increasing oil prices. In the U.S., according to the USDA, corn used for producing fuel alcohol (i.e., ethanol) has grown sharply since the early 1980s. Production of corn-based ethanol is expected to grow from 3.7 billion bushels in 2009 to over 5.0 billion bushels in 2018. The higher consumption of corn in the U.S. has caused a worldwide increase in corn prices.

Consumption of livestock products has increased rapidly in developing countries over the past decades, particularly from the 1980s onward. Growth in consumption of livestock products per capita has markedly outpaced growth in consumption of other major food commodity groups. Since the early 1960s, consumption of milk per capita in developing countries has almost doubled. Brazil also has experienced a rapid expansion in the consumption of animal protein, with per capita consumption of milk increasing by 40% during that same period.

Global Sugar Market

Sugar is a staple consumer product and an essential commodity produced in various parts of the world. Sugar is primarily derived from sugarcane and sugar beet, with sugarcane accounting for more than 70% of the world’s total sugar production. Sugar has agricultural and industrial applications, and its production is both labor and capital intensive.

Production and Consumption

Worldwide sugar production has more than doubled since the early 1970s, from approximately 71 million tons in 1971 to approximately 153 million tons (of raw sugar equivalent) in the 2009/2010 harvest year, according to the USDA. Sugar consumption has also increased steadily to approximately 154 million tons during the 2009/2010 harvest year. We believe that the consumption of sugar is likely to continue to grow due to overall population growth, increasing purchasing power of consumers in many areas of the world and increasing worldwide consumption of processed foods as a result of the widespread migration from rural to urban areas. Accordingly, we believe the strongest future growth in per capita sugar consumption is likely to occur in Asia, where per capita income is rapidly increasing.

The world’s largest consumers of sugar are typically the world’s largest producers, with the five largest sugar producing countries accounting for approximately 61% of the world’s sugar output. Brazil is the largest sugar producer with an approximate 24% share of total world sugar production. The next largest producers are the European Union and India, with approximately 11% and 13% shares, respectively.

The following chart identifies, by country, the largest producers of sugar and the major exporters of sugar during the 2009/2010 harvest year.

Major Sugar Producers
2009/2010 (Millions of tons)

Source: USDA

Sugar Prices

Most sugar producing countries, including the United States and member countries of the European Union, have protected their sugar production from foreign competition by establishing government policies and regulations, including quotas, import and export restrictions, subsidies, tariffs and duties. As a result of these policies, domestic sugar prices vary greatly in individual countries. The NY11 futures contract is used as the primary reference for unregulated world raw sugar prices. Another price reference is the London No. 5 White Sugar Futures Contract, or Lon 5, which is traded on the London International Financial Futures and Options Exchange (“LIFFE”). Sugar prices in Brazil are set by reference to the prevailing unregulated international and domestic market prices by product. The United States and the European Union have imposed high import duties and subsidized internal prices to protect their sugar producers. Prices of raw sugar in the United States and the European Union are, in general, approximately two to four times greater than the price of raw sugar quoted on the NY11, while prices for raw sugar in Brazil are equal or similar to the NY11 sugar price.

Sugar prices tend to follow a cyclical pattern because producers tend to respond slowly to changes in world prices. Sugarcane, the main source of global sugar production, generally follows a two-year (Asia, India and Australia) or six-year (Brazil) plant cycle. Moreover, many sugar producers operate in regulated markets, insulated from world sugar price fluctuations and therefore do not tend to dramatically modify production in the face of changing international prices. Brazil, the leading global sugar producer, responsible for approximately 44% of global exports, plays a key role in the establishment of the world’s sugar prices. Appreciation of the Real versus the U.S. dollar has also contributed to the increase in sugar prices in the international markets. From October 2000 until October 2010, the NY11 raw sugar futures price has increased by a compound annual growth rate of 12% and the Lon 5 futures price of refined sugar has increased 10%. The NY11 raw sugar futures price at the end of September 2010 was approximately $0.23 per pound.

Trade Restrictions

During the 2009/2010 harvest year, approximately 67% of the sugar produced in the world was consumed domestically by sugar producing countries. Despite the increase in the world sugar trade from approximately 34 million tons in 1990 to 52 million tons in the 2009/2010 harvest year, a 2.1% compound annual growth rate for the period, the sugar industry remains highly regulated and protected in several countries through quotas, subsidies and import restrictions.

According to the USDA, the United States and the European Union consumed 9.5 million and 16.8 million tons of sugar in the 2009/2010 harvest year, respectively. Both have protectionist policies in place, supported by lobbying efforts from farmers and processors. Brazil and other sugar producing nations have limited or no access to these large markets as a result of such trade restrictions. The European Union has been under pressure from other countries and international organizations to relax its sugar import regulations.

Artificial Sweeteners

The world market for artificial sweeteners, or high intensity sweeteners, was dominated by saccharin until 1981. In 1981, aspartame, launched by G.D. Searle & Company, revolutionized the artificial sweetener market because of its improved taste and lack of side effects. Currently, aspartame has the largest share of the artificial sweetener market and is sold under various brand names, including Equal, Candarel, Spoonfuls, Natrasweet and Nutrasweet.

In recent years, sucralose, a third generation sweetener commercialized under the Splenda brand, has emerged as a competitor to aspartame. Sucralose (trichlorogalactosucrose), a sugar by-product, was first discovered in 1975 by modifying the sucrose (sugar) molecule to make a much sweeter alternative substance (600 times that of sugar) while retaining the natural taste of sugar. The chlorination of sugar produces sucralose, an artificial sugar-based sweetener that has no calories when ingested by humans. Unlike aspartame, sucralose is heat resistant and thus able to broaden the end-user market to include the canned and baked food industries, among others. Since its launch in mid-2000, Splenda has rapidly replaced other low-calorie sweeteners to become the preferred artificial sweetener of consumers. We believe that the growth in the production and use of sucralose, given its sugar base, may create significant growth opportunities for sugar producers.

Global Ethanol Market

Ethanol is an alcohol-based fuel which is a cleaner-burning fuel than gasoline and is produced from feedstock such as sugarcane, corn, wheat and beets. Approximately 85% of global ethanol production is consumed as fuel either in flex-fuel vehicles or as an additive to gasoline. As a gasoline additive, anhydrous ethanol has three specific applications:

•	Emission reduction. As a result of its high oxygen content, when burned, carbon monoxide emissions when vehicles used a 10% or 15% blend of ethanol were found to be on average 15% lower relative to gasoline, according to the tests carried out by the National Renewable Energy Laboratory of the U.S. Department of Energy Office of Energy Efficiency and Renewable Energy. Ethanol blends also reduce emissions of hydrocarbons, a major contributor to the depletion of the ozone layer. Also, sugarcane plantations have a positive environmental effect of absorbing carbon dioxide through photosynthesis.

•	Relevant blending component. As gasoline consumption grows, blending of ethanol can contribute to the preservation of non-renewable fossil fuel sources as well as help to overcome refining capacity constraints.

•	Octane enhancer. Ethanol has an octane rating of 115 whereas regular and premium unleaded gasoline sold in the United States have average octane ratings of 87 and 95, respectively. When added to gasoline, ethanol increases the octane rating of sub-octane fuel for production of regular grade gasoline or to upgrade regular gasoline to premium grades.

In addition, hydrous ethanol can be used as an alternative to gasoline in flex-fuel vehicles, which are designed to operate on gasoline, ethanol or a mixture of both. We expect the increase in the production of flex-fuel vehicles to further increase the demand for ethanol as an alternative to gasoline in Brazil. Ethanol as an alternate fuel in the United States is currently limited due to supply constraints, the absence of distribution systems for hydrous ethanol and other factors. Nonetheless, we believe that the experience in Brazil suggests that ethanol has the potential to capture a much greater share of the U.S. fuel supply. As an alternative fuel source, hydrous ethanol minimizes exposure to fossil fuels shortages and therefore could further reduce trade balance deficits and exposure to politically unstable oil production regions.

Although the ethanol industry is also regulated and protected in several countries, we expect our future access to the international ethanol markets to increase with the greater use of ethanol as an additive to gasoline and due to ethanol’s perceived environmental benefits.

Ethanol Production

In the past 8 years, global ethanol production grew at a compound annual growth rate of approximately 13%, from approximately 11 billion gallons (41 billion liters) in 2004 to approximately 20 billion gallons (74 billion liters) in 2009. We believe the ethanol market is still in its early stages of development. Global demand for ethanol is rising as a result of a focus on reducing exposure to oil price volatility and dependence on oil-exporting countries in areas of political instability, as well as increased emphasis on promoting biofuels. Currently, the United States and Brazil are the principal producers and consumers of ethanol. In the United States, domestically-produced ethanol is made primarily from corn. Ethanol production in the United States benefits from governmental support in the form of federal blenders credits and state and federal usage mandates. In Brazil, ethanol is made primarily from sugarcane and benefits from governmentally mandated usage and the growth of flex-fuel vehicles sales. Brazil completed the deregulation of the ethanol and sugar industries in the late 1990s. In the 2009/2010 harvest year, approximately 6.6 billion gallons (24.9 billion liters) of ethanol were produced in Brazil.

The following chart illustrates the evolution of ethanol production during the past eight years.

Global Ethanol Production
(billions of gallons)

Source: F.O. Litch (a division of Agra Informa that monitors the global soft commodities markets. It reports regularly on sugar, coffee, tea, molasses, ethanol and biofuels.)

Ethanol Demand

Global demand for ethanol is increasing as a result of (i) many key fuel-consuming countries focusing on reducing exposure to oil and (ii) such countries’ price volatility and dependence on oil-exporting countries concentrated in areas of political instability increased emphasis on promoting biofuels, including through instituting or increasing mandatory ethanol levels in fuel.

U.S. Ethanol Industry

Ethanol is currently marketed across the United States as a fuel additive that reduces vehicle emissions as part of federal and state cleaner-burning fuel programs. Ethanol is also marketed as an octane enhancer to improve vehicle performance and reduce engine knock. Ethanol demand in the United States has grown from 3.9 billion gallons (14.8 billion liters) in 2005 to 10.6 billion gallons (40.1 billion liters) in 2009.

The Argentine Agriculture Industry

The Argentine Farming Industry

Argentina has gained in strength in recent years as one of the world’s leading food producers and exporters. Due to its competitive advantages with respect to soil properties, rainfall and climate, Argentina is one of the lowest-cost producers of agricultural commodities in the world. During the 1990s, the agricultural industry in Argentina experienced sweeping changes, including a significant increase in production and yield due to sustained agricultural modernization, changes in production (crops vs. livestock), and changes in land concentration. Benefiting from a favorable international context, the agriculture sector has been one of the major drivers of the Argentine recovery following the economic and financial crisis of 2002. In addition, since 1994, Argentina has experienced an expansion of agricultural production as a result of changes in production systems, the implementation of “no-till” technology, biotechnology, and the increased use of agrochemicals, fertilizers and irrigation. The increase in sown areas through the development of marginal areas into production and the expansion of agricultural activity into areas traditionally used for cattle raising, together with higher yields, have been the major drivers of this growth.

Over the last several years, there has been a general increase in agricultural commodity prices, which represented a huge opportunity for the Argentine farming industry. This also led the Argentine government to increase export taxes for soybean and its derivatives (from 27.5% to 35%), wheat (from 20% to 28% (since reduced to 23%)) and corn (from 20% to 25% (since reduced to 20%)). According to the joint report published by the Organization for Economic Cooperation and Development (“OECD”) and the Food and Agriculture Organization (“FAO”) of the United Nations (the “OECD-FAO Agricultural Outlook 2008-2017”), Argentina is poised to consolidate its position as a regional hub for oilseed crushing. The country is expected to reaffirm its status as the world’s major center for shipments of soybean meal and oil, in a context of growing global import demand.

As demonstrated by grain production indicators (according to Argentine Ministry of Agriculture, Livestock and Fishery (Ministerio de Agricultura, Ganadería y Pesca, or “MAGyP”) data), crop volumes have grown 109.2% from 1996 to 2010, constituting a 5.4% CAGR, from 44 million tons produced in the 1995/1996 harvest year to an expected 92 million tons for the 2009/2010 harvest year. Along with this production increase, crop exports have also shown sustained growth in recent years. According to the USDA, Argentina is the third-largest worldwide exporter of soybean, the largest global supplier of soybean pellets and oil, the second-largest worldwide exporter of corn, and among the six largest exporters of wheat. Argentina has also become an important producer of biofuels.

Beginning in the second quarter of 2008 and lasting until the first quarter of 2009, Argentina experienced its most severe drought in decades. As a response to the drought, the Argentine government declared an agricultural and livestock state of emergency and announced several measures to aid farmers and ease the effects of the drought on the general economy. The drought affected the 2009 harvest, and as a result, soybean production, which was the most damaged, decreased from approximately 46 million tons to approximately 32 million tons.

The Argentine Dairy Industry

Argentina is among the world’s lowest cost producers of raw milk due, in large part, to the historical use of land for grazing dairy cattle rather than for raising crops or for other purposes, a benign climate and the relatively high productivity of Argentina’s dairy herds. A number of economic factors have, since 1990, caused land traditionally dedicated to grazing dairy cattle to be used for raising crops. However, Argentine dairy production has remained relatively constant, as reflected in the table below, as a result of technological and other improvements that have increased the efficiencies of the dairy industry in Argentina over the last two decades.

In early 2007 in response to rising prices for basic goods, the Argentine government intervened in the sector to control the prices of dairy goods. These regulations have resulted in prices for basic dairy goods increasing at a slower rate than inflation. Moreover, the government also set a maximum export price for dairy goods (when world prices were higher than this maximum price, the difference went to the government as an export levy). In March 2009, in response to the claims by industry groups, the government relaxed export restrictions, scrapping a maximum export price and a 5% export tax, and in August announced an increase in subsidies to help small and medium-sized dairy producers (under 12,000 liters per day), paying Ps.0.20 per liter of unprocessed milk. This subsidy ended on December 2009.

Production of Milk and Other Dairy Products in Argentina

The following chart sets forth for the indicated years information regarding milk production in Argentina, exports of dairy products from Argentina (net of imports) and consumption of dairy products in Argentina.

					Per Capita
	Total Milk	Total Milk		Total Domestic	Domestic
Year	Production(1)	Exports(1)	Exports (%)(2)	Consumption(1)(3)	Consumption(4)

1990	6,093.0	950.5	15.6%	5,293.8	163.9
1991	5,936.9	402.7	6.8%	6,057.3	185.3
1992	6,590.5	57.2	0.9%	7,120.3	213.3
1993	7,002.0	306.0	4.4%	7,181.8	212.6
1994	7,777.0	526.6	6.8%	7,666.0	224.3
1995	8,506.7	1,094.2	12.9%	7,577.8	218.0
1996	8,865.0	1,118.0	12.6%	7,816.0	221.9
1997	9,089.9	1,196.5	13.2%	8,141.8	228.2
1998	9,546.0	1,321.7	13.8%	8,176.1	226.3
1999	10,328.8	1,848.0	17.9%	8,445.5	230.9
2000	9,816.7	1,476.0	15.0%	8,483.9	230.6
2001	9,474.7	1,162.7	12.3%	8,196.3	220.6
2002	8,528.6	1,721.3	20.2%	7,276.2	194.0
2003	7,951.3	1,292.1	16.3%	6,763.3	178.6
2004	9,168.6	2,175.6	23.7%	7,167.7	187.3
2005	9,493.3	2,214.7	23.3%	7,084.7	183.6
2006	10,161.5	2,849.7	28.0%	7,387.0	189.6
2007	9,527.0	1,815.2	19.1%	7,633.3	194.0
2008	10,010.0	1,997.9	20.0%	8,029.9	202.0
2009	10,054.6	2,003.8	19.9%	8,159.3	203.3

(1)	In million liters

(2)	Total exports as a percentage of total production (in liters)

(3)	Production plus imports minus exports minus existing stock

(4)	In liters per habitant

Source: MAGyP

Demand for Argentine Milk and Other Dairy Products

Domestic Market

Before the onset of Argentina’s economic crisis in 2001, annual consumption of dairy products in Argentina amounted to approximately 8.2 billion liters of milk equivalent per year, and annual per capita consumption approximated 221 liters of milk equivalent. Consumption of dairy products per capita in Argentina has decreased since 2001, reaching 203.3 liters in 2009, but still remains among the highest in South America, though it remains lower than many developed nations. The consumption of dairy products in Argentina is estimated at approximately 8.2 billion liters of milk equivalent in 2009.

International Market

General

According to the USDA, milk production in the main milk-producing countries will reach 430 million metric tons during 2009, a decrease of approximately 0.5% as compared to 2008. The average annual growth rate in milk production in such countries for the four years ended December 31, 2009 has been approximately 1.2%, which is comparable to the worldwide population growth rate. Argentina’s production of raw milk had an annual average growth rate of 1.6% in the same period.

According to the USDA, the international market for dairy products amounted to approximately 269 million metric tons of milk equivalent during 2009, or approximately 62.4% of worldwide milk production. International trade in dairy products consists primarily of sales of commodities such as powdered milk, butter and cheese, which are less perishable and have broader uses than other consumer and specialty dairy products.

Argentina’s ability to export dairy products had been constrained historically by the inconsistent availability of exportable surplus raw milk, high processing and distribution costs, low installed capacity for milk powder and competition from milk producing countries that provide significant subsidies to their dairy industries. We believe that exports by Argentine dairy producers will increase as raw milk production and the country’s drying capacity increases. According to the OECD-FAO Agricultural Outlook 2008 — 2017, among new exporters of dairy products, Argentina is emerging as a dominant player in markets for whole-milk powder and cheese, supported by its rising milk production capacity.

Brazil

Argentina has historically exported large quantities of dairy products (principally powdered milk) to Brazil. According to the Argentine National Service for Heath and Agri-Food Quality (Servicio Nacional de Sanidad y Calidad Agroalimentaria, or “SENASA”), in the eight-month period ended August 31, 2010, the Brazilian share of Argentine milk exports reached 24.1%.

Other Export Markets

The role of Brazil as the main importer of Argentine dairy products has been gradually replaced over the last few years by other markets. Argentina exports significant quantities of dairy products to Algeria, the U.S., Venezuela, and Chile, as well as to a number of other countries in South America, and, increasingly, to the Middle East and Southeast Asia.

The Brazilian Agricultural Industry

The Brazilian Farming Industry

We believe that Brazil has the capacity to acquire a greater share of the international food and biofuel market because it enjoys competitive advantages compared to other world agricultural producers. Brazil’s competitive advantages include favorable environmental factors, including, among other factors, the country’s climatic diversity, abundance of land available for cultivation, soil quality and flat topography. According to MAPA, Brazil is one of the world leaders in production and export of a number of agricultural products in terms of volume. According to MAPA, Brazil was the largest producer and exporter of coffee, sugar, alcohol and fruit juices in 2005. In addition, it led the ranking of export sales for soybean, beef, poultry, tobacco, leather and leather footwear, among others. Additionally, according to MAPA, Brazil has the potential to become a leading country in the production of biofuels from sugarcane and vegetable oils, in addition to the production of cotton, corn, rice, fresh fruit, cocoa, Brazilian nuts, walnuts, pork and fish. Brazil is currently the third largest corn producer in the world.

According to the Companhia Nacional de Abastecimento (the Brazilian Food Supply Company, or “Conab”), a state-owned company related to the MAPA, Brazil currently uses 63 million hectares for agriculture.

The Brazilian Coffee Industry

The best quality coffee beans in the world are produced in regions with higher altitude, where nighttime temperatures are low. Brazil has many coffee-producing regions, many of which, including the savannah areas, provide excellent conditions in terms of climate, topography, soil and altitude, which can ensure the production of high-quality coffee beans.

The Coffee industry is gaining new consumers around the world, particularly in the Asian and East European markets. Both production and roasting techniques are undergoing a process of significant quality improvement, popularizing the “gourmet coffee” concept, with the aim of increasing world demand for gourmet coffee.

According to Conab, during the four-year period ended in 2009, the area planted with coffee in Brazil decreased approximately 0.9% per year on average, while average yield decreased approximately 1.5% per year on average, and total production decreased approximately 2.4% per year on average. In years with limited supply or oversupply, the market price is affected and reflects the changes in supply. Examples of this situation were the frost in 1994 and the drought in 1997, which caused coffee prices to increase in those periods.

Coffee has a biannual production cycle (production differs significantly between any two successive years). After a good harvest, coffee trees are exhausted and are often damaged from the harvest, resulting in a significant negative impact on the following harvest. The biannual cycle is an important feature of coffee production because it makes productivity estimates difficult, and because it limits the short-term ability to increase coffee production (e.g. in response to a price increase in the coffee market).

Price

The price of Arabica coffee is highly volatile and the product is mostly traded on the Intercontinental Exchange (“ICE”) and on the Brazilian Mercantile and Futures Exchange (“BM&FBOVESPA”). These exchanges serve as strong references for Arabica coffee price formation in any part of the world. The prices in the exchanges reflect the principal essential factors of world supply and demand. Because Brazil is the largest producer and one of the major world consumers, it has a strong influence on world coffee prices. The formation of the price in the Brazilian market reflects the condition of prices on the exchanges, in addition to a differential (basis), which can be positive or negative, depending on the supply and demand conditions of the Brazilian and international markets, as well as premiums and discounts for quality and special characteristics. Starting in 2005, prices for coffee on the ICE have generally increased, mostly as a result of significant adjustments in Brazilian inventories. Moreover, Arabica coffee prices have increased significantly since December 2008 due primarily to a three million bag shortfall from Colombia as a result of continued unfavorable growing conditions (including heavy rains that increased humidity and the occurrence of coffee rust and cloudy weather that created an ideal environment for the coffee cherry borer) and high fertilizer prices that discouraged use of fertilizer and thereby lowered yields. In addition, as of September 2010, coffee prices continued to increase to 13-year highs due to concerns that coffee output in Brazil and Colombia may fall during the next season as coffee trees enter the low yield end of the biannual cycle.

With coffee consumption growing in Brazil and around the world, inventories in Brazil have been dropping from year to year. According to the USDA, in the 2000/2001 harvest year, the final private inventory was 10.6 million bags, while for the 2009/2010 harvest year the inventory is expected to be 3.5 million bags, suggesting a tight world supply for the next season. Thus, despite some volatility, the coffee market has experienced high demand and prospects continue to be positive.

According to the International Coffee Organization (“OIC”), Brazilian production corresponds to approximately one third of world coffee supply and is the basis for coffee blends around the world, due to its various intrinsic characteristics and processing quality. Vietnam ranks second among major producers and due to Vietnam’s climate, it is a prominent producer of the Robusta coffee variety, which is restricted in certain important countries in the world consumption scenario.

According to the Associação Brasileira da Indústria do Café (the Brazilian Association of the Coffee Industry, or “ABIC”), Brazil consumed 18.4 million bags of coffee in 2009, which represents approximately 14.2% of world production and more than 15.7% of the domestic consumption of all of the coffee-producing countries. This consumption exceeded the predictions and expectations of the ABIC for the period, which were of 18.2 million bags and thus Brazilian consumption is on the target to reach 21 million bags by 2012. For the 2009/2010 harvest year, Brazilian consumption is estimated at 19.3 million bags, which represents 15.4% of all of the coffee produced, according to Conab.

Sugarcane in Brazil

Sugarcane is the primary raw material used in the production of ethanol and sugar. It is a tropical grass that grows best in locations with warm temperatures and high humidity during the summer and cold and dry weather during the winter. The soil, topography, climate and availability of land in the center-south region of Brazil are ideal for the growth of sugarcane.

Sugarcane is produced in the center-south and the north-northeast regions of Brazil and has two harvesting periods, one from April to December in the center-south region and another from September to March in the north-northeast region. Most sugarcane production is located in the center-south region, which during the 2008/2009 harvest year accounted for 88.7% of Brazil’s sugarcane production, 86.2% of its sugar production and 91.2% of its ethanol production, according to the União da Indústria de Cana-de-Açúcar (the Brazilian Sugarcane Industry Association of the State of São Paulo, or “UNICA”).

Brazil has approximately 340 million hectares of arable land, representing 40% of the country’s total area of 851 million hectares. Currently, 63 million hectares, or 19% of the total arable land in Brazil is cultivated. Sugarcane plantations currently represent 8.2 million hectares, or 13% of the country’s total cultivated area. According to the Instituto Brasileiro de Geografia e Estatística (the Brazilian Institute of Geography and Statistics, or “IBGE”), sugarcane is the “third crop” of Brazil, after soybeans and corn (representing 32% and 23% of cultivated areas, respectively).

The Brazilian Sugar Industry

Brazil is one of the lowest-cost producers of sugar in the world due to its favorable topography and climate and the technological improvements reflected in its sugarcane varieties and sugar and ethanol production processes. These improvements have resulted in longer harvesting cycles, higher sugarcane production per hectare and higher sucrose content from crushed sugarcane, which has yielded larger sugar outputs. Sugar production costs in Brazil are significantly lower than those of some of the world’s major sugar exporters, such as Thailand, Australia and the European Union. Production costs for raw sugar in the center-south region of Brazil are lower than those in the north-northeast region due to higher agricultural yields as a result of more favorable climate, soil and topography, more developed technology and the close proximity of mills to major consumption centers. Privatizations of various highways, port facilities and railroads have improved Brazil’s transportation and export infrastructure, which has resulted in reduced costs and shorter delivery times of sugar to world markets.

Brazil is one of the world’s largest consumers of sugar, consuming approximately 12.6 million tons during the 2009/2010 harvest. Brazil’s consumption continues to grow, principally because of an increase in the processed products made with sugar. Brazil is also the world’s largest exporter of sugar, exporting 24.1 million tons during the 2009/2010 harvest according to DEPLA. Brazil accounts for approximately half of the world’s total sugar exports. Russia, Nigeria, the United Arab Emirates and Egypt are the main importers of Brazilian sugar. Brazilian sugar exports consist primarily of raw sugar and refined white sugar. During the 2009/2010 harvest, Brazil exported 17.9 million tons of raw sugar, representing 74.2% of Brazil’s total sugar exports. The raw sugar exported by Brazil (also known as VHP sugar) has higher sucrose content than typical raw sugar and, therefore, is considered a premium sugar product, commanding a premium of 4.05% over the raw sugar price in the international markets (typically based on the NY11 price). During the 2009/2010 harvest, Brazil exported 6.2 millions tons of refined white sugar, representing 25.8% of Brazil’s total sugar exports.

Brazil’s Share in World Sugar Exports

Source: USDA

The Brazilian Ethanol Industry

Decades of public and private sector investment in alternative fuels have made Brazil a leader in the global ethanol industry. Ethanol is used in Brazil as a fuel additive and as a substitute for gasoline through the growing flex-fuel vehicle fleet, which operates using ethanol or gasoline (or a mixture of both). Brazil produced 7.3 billion gallons of ethanol (27.5 billion liters) during the 2008/2009 harvest year, representing 37.2% of worldwide production, which positioned the country as the largest producer, and largest exporter, of ethanol in the world. Approximately 83% of Brazil’s ethanol production is currently sold in the domestic market.

Brazilian Ethanol Production (Billion Liters)

Sources: UNICA and MAPA

The introduction of flex-fuel vehicles in Brazil in March 2003 added significant demand for hydrous ethanol. While approximately 60% of the current Brazilian automotive fleet consists of vehicles that were produced prior to the introduction of flex-fuel technology, approximately 2.652 million flex-fuel vehicles were sold in Brazil in 2009, representing 92% of new car sales in the country during that period. We believe that the continuing sales of flex-fuel vehicles will increase the demand for hydrous ethanol in Brazil. Although ethanol is less fuel efficient than gasoline, a significant number of owners of flex-fuel vehicles are currently opting to use ethanol because it is less expensive. According to the forecasts of LMC, the demand for hydrous ethanol in Brazil is expected to reach 6.6 billion gallons (25.0 billion liters) by 2015.

Because flex-fuel vehicles allow consumers to choose between gasoline and ethanol at the pump rather than in the showroom, Brazilian ethanol prices are now increasingly correlated to gasoline prices and, consequently, oil prices. In addition, flexibility on the supply side of the market, given that most mills in Brazil are able to transform the sugar content of sugarcane into either ethanol or sugar, has led to a high correlation between ethanol and sugar prices. We believe that the correlation among ethanol, sugar and oil prices will increase over time. Sugar prices are historically the main driver of ethanol prices in Brazil due to the mills, flexibility to produce both products.

Ethanol production is concentrated in the center-south region of Brazil, with 346 producing mills, and, in particular, in the State of São Paulo. The center-south region supplies over 90% of Brazil’s ethanol output. According to UNICA, Brazilian ethanol exports during the 2009/2010 harvest year decreased by 39.7% from the 2008/2009 harvest year. Brazil exported approximately 0.7 billion gallons (2.8 billion liters) of ethanol in the 2009/2010 harvest year, representing an increase in exports of approximately 268% from 2003. Brazil is currently the largest ethanol exporter in the world, followed by the United States and the European Union.

Cost Comparison

Ethanol in Brazil is produced from sugarcane, which is also used to produce sugar. Ethanol production from sugarcane has higher energy efficiency than ethanol produced from other feed stocks, with an energy output/input ratio of 8 compared to 2 for sugar beets, 1.5 for corn and 2 for wheat. Sugarcane has the highest ethanol productivity per hectare among currently commercially viable renewable fuel feedstocks.

Brazil’s favorable climate, soil and topography provide a natural competitive advantage for sugarcane cultivation and harvest in Brazil in comparison to other countries. Sugarcane planted in Brazil can be harvested five or six times before re-planting due to higher yields as opposed to two or three times in India, the world’s second largest sugar producer. In addition, the yield of sugarcane plantations in Brazil has been significantly enhanced during the last 30 years mainly as a result of new sugarcane varieties and new planting and harvesting techniques. According to IBGE, from 2005 to 2010, the average Brazilian yield per hectare increased at an annual growth rate of 1.96%, reaching 79.1 tons per hectare in 2010. In addition, Brazilian sugarcane mills are also powered by bagasses and leaves, sugarcane’s by-products, which, when burned in boilers, generate steam and electric energy. A large portion of Brazilian mills are energy self-sufficient. As of 2006, indicators showed that Brazilian ethanol had the lowest production costs in the world. Additionally, the average yearly land leasing cost in Mato Grosso do Sul, where Adecoagro’s production cluster is located, is 11.7 ton/ha, much smaller than the average yearly land leasing cost of 21.46 ton/ha in the Ribeirão Preto region (São Paulo state), according to Instituto de Economia Agrícola (IEA).

Ethanol Production Cost (US$/liter)

Source: Brazil’s Listed Companies/ EPA

Other benefits of sugarcane for ethanol production include:

•	Perennial Crop. Sugarcane is a perennial crop that does not require planting for five to six harvests, while corn requires annual replanting.

•	Lower Feedstock Risk. Integrated operations, with plantations on owned or leased land and owned mills, avoid the margin compression usually faced by corn-based ethanol producers, who normally do not own their corn supply and are subject to volatility in corn prices.

•	Sugarcane is Not an Animal Feedstock. Rising prices and the availability of animal feed supplies, such as corn, have been a concern with respect to the increased use of ethanol in the United States and elsewhere.

•	Environmental Considerations. Producing ethanol out of sugarcane is more energy efficient than producing ethanol from corn or sugar beets. Because sugarcane producers are energy self-sufficient, the energy conversion ratio of sugarcane-based ethanol is much higher than those of other ethanol feedstocks that use, in most cases, some pollutants and expensive sources of energy.

Cellulosic Ethanol

Ethanol researchers are currently developing and implementing cellulosic biomass ethanol production, which converts cellulosic biomass to sugar through hydrolysis and then ferments these sugars to produce ethanol. Current research is underway using enzymes to break down cellulose and hemicellulose into fermentable sugars.

One of the major advantages of this process is that, if successful, it is expected to dramatically expand the list of feedstocks which could be used in ethanol production. Potential ethanol feedstocks for this process include sugarcane bagasse, sugarcane leaves, corn stalks, rice straw, wood chips, and fast-growing trees and grasses. Also, cellulosic ethanol is considered to be even more effective than regular ethanol in reducing carbon emissions. The U.S. Energy Policy Act of 2005 provides for a minimum of 250 million gallons of cellulosic ethanol in the renewable fuels standard by 2013 in the United States.

Several studies are being developed on cellulosic ethanol technology, but currently the available production is not economically viable. Technological innovation could dramatically reduce the cellulosic ethanol production cost. However, the scientific breakthroughs necessary to make cellulosic technology commercially viable may be 10 to 20 years away. The U.S. Environmental Protection Agency (“EPA”) considers sugarcane based ethanol an advanced biofuel. Sugarcane based ethanol satisfies the renewable energy standards as an advanced biofuel for the state of California.

BUSINESS

Our Company

We are a leading agricultural company in South America, with operations in Argentina, Brazil and Uruguay. We are currently involved in a broad range of businesses, including farming crops and other agricultural products, cattle and dairy operations, sugar, ethanol and energy production and land transformation. Our sustainable business model is focused on (i) a low-cost production model that leverages growing or producing each of our agricultural products in regions where we believe we have competitive advantages, (ii) reducing the volatility of our returns through product and geographic diversification and use of advanced technology, (iii) benefiting from vertical integration in key segments of the agro-industrial chain, (iv) acquiring and transforming land to improve its productivity and realizing land appreciation through strategic dispositions; and (v) promoting sustainable agricultural production and development.

As of September 30, 2010, we owned a total of 287,884 hectares, comprised of twenty-one farms in Argentina, fifteen farms in Brazil and two farms in Uruguay. As of September 30, 2010, our land portfolio was valued at $784 million by Cushman & Wakefield. In addition we own and operate several agro-industrial production facilities including three rice processing facilities in Argentina, a dairy operation with approximately 4,500 milking cows in Argentina, two coffee processing plants in Brazil, seven grain and rice conditioning and storage plants in Argentina and two sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 5.2 million tons as of September 30, 2010.

The table below sets forth certain key metrics for our businesses:

	Year Ended December 31, 2009
			Land
Key Metrics	Farming	Sugar, Ethanol & Energy	Transformation

Owned Hectares(1)	259,914	13,221	—
Leased Hectares	47,709	40,385	—
Total Planted Hectares(2)	188,015	49,470	—
Production(3)	Crops, Rice, Coffee: 618,723 tons	Sugar: 52,968 tons	11,255 hectares (4)
	Milk: 47.5 million liters	Ethanol: 132,492 m3
		Energy: 128,291 MWh
Sales (in thousands)(5)	$216,016	$97,587	$18,839

(1)	Owned hectares in Farming business includes land used for productive activities (crops, rice, coffee, cattle), land which is potentially croppable and land set aside as legal reserve and other reserves.

(2)	Includes owned and leased land planted (including second harvest) with crops, rice and coffee during the 2009/2010 harvest year.

(3)	Production in tons of crops, rice and coffee during the 2009/2010 harvest year, and in liters of raw milk, tons of sugar, cubic meters of ethanol and MWh of energy for the period indicated. See “Presentation of Financial and Other Information.”

(4)	Consists of undeveloped/undermanaged land put into production.

(5)	Sales in Land Transformation business represents capital gain from the sale of one of our farms.

Measured from the year we entered into each of our respective businesses, our crop production has grown by a CAGR of 32% since 2003, our rice production (which we operate separate from our crop business) has grown by a CAGR of 25% since 2003, our coffee production (which we operate separate from our crop business) has grown by a CAGR of 54% since 2006, our dairy production has grown by a CAGR of 17% since 2003, our sugarcane crushing capacity has grown by a CAGR of 60% since 2006, and the number of hectares of land we own has grown by a CAGR of 18% since 2002. Our growth thus far has been primarily driven by acquisitions, with organic growth through land transformation playing a secondary but important role.

Our management team has extensive experience and a proven track record in our industry. As a result, we have attracted and retained a strong and diversified shareholder base including Pampas Humedas LLC, an affiliate of Soros Fund Management, LLC; HBK Master Fund LP, an affiliate of HBK Investments L.P.; Stichting Pensioenfonds Zorg en Welzijn; Ospraie Special Opportunities Master Holdings Ltd., an affiliate of Ospraie Management, LLC; and Al Gharrafa Investment Company, a wholly owned subsidiary of Qatar Holding LLC, among others.

We believe that we are:

•	one of the largest owners of productive farmland in South America, with more than 229,000 owned hectares used in productive activities (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products. We believe we are also:

•	a leading producer of agricultural commodities in South America. During the 2009/2010 harvest year, we harvested 168,016 hectares (including 48,001 leased hectares) and produced 524,890 tons of grains, including soybeans, corn, wheat, sunflower and cotton.

•	one of the largest producers of rough (unprocessed) rice in the world, planting 18,142 hectares (including 7,311 leased hectares) and producing over 91,000 tons during the 2009/2010 harvest year, which accounted for 8% of the total Argentine production according to Conmasur. We were also the second largest processor and exporter of white rice in Argentina during 2009, accounting for 15% of total white rice produced and 18% of total Argentine white rice exports according to SENASA.

•	a leading dairy producer in South America in terms of our cutting-edge technology, productivity per cow and grain conversion efficiencies, producing over 47.5 million liters of raw milk during 2009.

•	one of the largest producers of green bean coffee in the world, with 1,632 fully integrated and mechanized hectares devoted to coffee production.

•	a growing producer of sugar and ethanol in Brazil, where we intend to build what we expect will be one of the most cost-efficient sugarcane crushing clusters in Brazil. In the sugar and ethanol area:

•	we currently own two sugar and ethanol mills in Brazil with an aggregate installed crushing capacity of 5.2 million tons per year and cogeneration (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) capacity of 112 MW;

•	we are currently in the process of obtaining the necessary authorizations to start building our third sugar and ethanol mill in Brazil, which, when combined with our existing Angélica mill, will form a cluster that we believe will allow us to become one of the lowest-cost producers of sugar, ethanol and electric energy from sugarcane in Brazil; and

•	we expect our planned cluster to have a total installed sugarcane crushing capacity of 10.3 million tons per year and a cogeneration capacity of 296 MW once it reaches full capacity in 2017, resulting in a total sugarcane crushing capacity of 11.5 million tons per year for our three mills together at that time.

•	one of the leading companies in South America involved in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. During the last five fiscal years, we sold over 27,000 hectares of developed land, generating capital gains of approximately $95 million.

We are engaged in three main businesses:

•	Farming Business: We believe we are one of the largest owners of productive farmland in South America. As of September 30, 2010, we owned 274,663 hectares (excluding sugarcane farms) of farmland in Argentina, Brazil and Uruguay, of which 121,723 hectares are croppable, 18,909 hectares are being evaluated for transformation, 79,645 hectares are suitable for raising beef cattle and are mostly leased to a third party beef processor, constituting a total of 220,277 productive hectares, and 54,387 hectares are legal land reserves pursuant to local regulations or other land reserves. As of September 30, 2010, we held leases or had entered into agriculture partnerships for an additional 37,687 croppable hectares. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our farming business is subdivided into five business areas:

Crop business:  We produce a wide range of agricultural commodities including soybeans, corn, wheat, sunflower and cotton, among others. In Argentina, our farming activities are conducted mainly in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay and the western part of the state of Bahia, Brazil, as well as in the northern region of Argentina. During the 2009/2010 harvest year, we planted approximately 168,016 hectares of crops, including hectares planted in second harvests, producing 524,890 tons of grains, including soybeans, wheat and corn, sunflower and cotton. We also produced over 52,000 tons of forage that we used for cow feed in our dairy operation.

Rice business:  We own a fully-integrated rice operation in Argentina. We produce irrigated rice in the northeast provinces of Argentina, where the availability of water, sunlight, and fertile soil results in one of the most ideal regions in the world for producing rice at low cost. We believe that we are one of the largest producers of rough (unprocessed) rice in Argentina, producing 91,000 tons during the 2009/2010 harvest year, which accounted for 8% of the total Argentine production according to Conmasur. We own three rice mills that process our own production as well as rice purchased from third parties. We produce different types of white and brown rice that are both sold in the domestic Argentine retail market and exported.

Coffee business:  Our integrated coffee operation is located in the western part of the state of Bahia, Brazil, where conditions are well-suited for producing “Specialty Coffee” due to the availability of water for irrigation, the absence of frosts, and the flat topography that allows for a fully mechanized harvest. We grow coffee on 1,632 owned hectares and have available land and water to expand our operations to 2,700 hectares.

Dairy business:  We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology, productivity per cow and grain conversion efficiencies, producing over 47.5 million liters of raw milk during 2009, with an average of 4,594 milking cows, delivering an average of 28.3 liters per cow per day. Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. We believe that our “free-stall” dairy in Argentina is the first of its kind in South America and allows us to optimize our use of resources (land, dairy cow feed and capital), increase our productivity and maximize the conversion of forage and grain into raw milk.

Cattle business:  Until December 2009, we owned 58,348 head of cattle, which we fattened for sale to meat processors and in Argentina’s livestock auction markets. In December 2009, we sold 55,543 head of cattle from our herd, not including cattle used in our dairy business, to a meat processor for a total price of $14.2 million. Additionally, we entered into a long-term lease agreement pursuant to which the meat processor leases approximately 74,056 hectares of grazing land from us to raise and fatten the purchased cattle. The lease agreement is tied to the market price of beef at the end of each quarter.

The following table sets forth, for the periods indicated, certain data relating to our farming business:

	Nine Months Ended
	September 30,	Year Ended December 31,
Sales	2010	2009	2008	2007
	(In thousands of $)

Crops(1)	90,008	92,029	95,987	59,293
Rice(2)	45,436	69,350	56,925	26,422
Coffee	4,668	14,265	15,948	7,267
Dairy(3)	10,043	11,894	14,821	17,841
Cattle(4)	4,127	28,478	9,357	7,258
Total	154,282	216,016	193,038	118,081

	2009/2010 Harvest	2008/2009 Harvest	2007/2008 Harvest
Production	Year	Year	Year

Crops (tons)(5)	524,890	317,582	351,787
Rice (tons)(6)	91,723	94,968	98,577
Coffee (tons)(7)	2,110	2,412	3,028
Total	618,723	414,962	453,392

	Nine Months Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007

Dairy (thousands of liters)(8)	29,299	47,479	43,110	34,592
Cattle (tons)(4)(9)	246	4,149	7,229	6,632

	2009/2010 Harvest	2008/2009 Harvest	2007/2008 Harvest
Planted Area	Year	Year	Year
	(In hectares, including second harvest)

Crops(10)	168,241	139,518	107,027
Rice	18,142	17,258	14,820
Coffee(11)	1,632	1,632	1,632
Cattle(12)	87,392	106,375	124,635

(1)	Includes soybeans, corn, wheat, sunflower and cotton, among others.

(2)	Sales of processed rice, including rough rice purchased from third parties and processed in our facilities.

(3)	Sales of raw milk and whole milk powder produced in 2007 pursuant to an agreement with a third party.

(4)	In December 2009, we sold 55,543 head of cattle to a third party. The third party currently leases grazing land from us to raise and fatten the cattle, and our payments under the lease are tied to the market price of beef. See “Business — Farming — Cattle Business.”

(5)	Crop production does not include 52,482 tons, 52,960 tons and 53,398 tons of forage produced in the 2009/2010, 2008/2009 and 2007/2008 harvest years, respectively.

(6)	Expressed in tons of rough rice produced on owned and leased farms.

(7)	As of September 30, 2010, the coffee harvest was ongoing and stood at 91% completion.

(8)	Raw milk produced at our dairy farms.

(9)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in “live weight” of each head of beef cattle.

(10)	Includes 4,561 hectares, 5,382 hectares and 4,454 hectares used for the production of forage during the 2009/2010, 2008/2009 and 2007/2008 harvest years, respectively.

(11)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.

(12)	Comprised of land devoted to raising beef cattle, which, since December 2009, is mostly leased to a third party. See “Business — Farming — Cattle Business.”

•	Sugar, Ethanol and Energy Business: We believe we are a growing and efficient producer of sugar and ethanol in Brazil. We cultivate and harvest sugarcane which is then processed in our own mills to produce sugar, ethanol and electric energy. As of September 30, 2010, our overall sugarcane plantation consisted of 54,352 hectares, planted over both own and leased land. We currently own and operate two sugar and ethanol mills, UMA and Angélica, with a total crushing capacity of 5.2 million tons of sugarcane per year. UMA is a small but efficient mill with over 75 years of history which is located in the state of Minas Gerais, Brazil, with a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99% of the sugarcane milled at UMA, with the remaining 1% acquired from third parties. Angélica is a new, advanced mill, which we built in the state of Mato Grosso do Sul, Brazil, and which has a current sugarcane crushing capacity of 4 million tons per year, highly mechanized harvest and two high pressure boilers and three turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate electricity that is used to power the mill, with excess electricity being sold to the grid, resulting in the mill having full cogeneration capacity. We plant and harvest over 91% of the sugarcane milled at Angélica and are able to vary the product slate between ethanol and sugar with a 60%/40% production ratio for both sugar and ethanol.

We are currently in the process of obtaining the necessary authorizations to start building our third mill, Ivinhema, in the state of Mato Grosso do Sul, Brazil, 45 km from our Angélica mill, in order to complete our planned sugarcane cluster (consisting of Angélica and Ivinhema) in that region. We plan to fund part of the construction costs of Ivinhema using a portion of the proceeds from this offering and, assuming it is consummated the Al Gharrafa Transaction (see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company”), with the remainder to come from additional indebtedness and cash from operations. Subject to the completion of this offering, subject to the consummation of the Al Gharrafa Transaction, and subject to procuring the necessary licenses and the remainder of the required funding, we anticipate completing the construction of Ivinhema in 2017. See “Business — Sugar, Ethanol and Energy — Our Mills” and “Risk Factors — Risks Related to Our Business and Industries — Adverse conditions may create delays in the construction of our Ivinhema mill and/or significantly increase the amount of our investments.” We expect Ivinhema to begin operating in 2013, initially milling 2.0 million tons of sugarcane during that year, and gradually increasing its milling capacity until it reaches a full milling capacity of 6.3 million tons of sugarcane per year by 2017.

As of September 30, 2010, our sugar mills had a total installed crushing capacity of 5.2 million tons of sugarcane. However, we will not mill at full capacity at our two existing mills until 2011, when the size of our sugarcane plantations catches up to the capacity of our mills. In the year ended December 31, 2009, we crushed 2.2 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 60%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. In the year ended December 31, 2009, we produced 52,968 tons of sugar and 132,492 cubic meters of ethanol. During the first half of 2010, we completed the construction of our Angélica mill in Mato Grosso do Sul with the sugar factory commencing the production of sugar in July 2010. As a result, for the nine-month period ended September 30, 2010, sugar production increased to 166,001 tons while ethanol production reached 134,086 cubic meters.

We believe that by 2017 our total sugarcane crushing capacity will reach 11.5 million tons per year and our cogeneration capacity will reach 296 MW. We expect the consolidation of our sugarcane cluster to create important synergies, economies of scale and efficiencies, allowing for centralized management of Angélica and Ivinhema, non-stop sugarcane harvesting, and reduced sugarcane transportation costs.

As of September 30, 2010, our overall sugarcane plantation consisted of 54,352 hectares of sugarcane in the states of Mato Grosso do Sul and Minas Gerais, Brazil, of which 9,098 hectares of sugarcane were planted on owned land, and 45,267 hectares were planted on land leased from third parties under long term agreements.

The following table sets forth, for the periods indicated, certain data relating to our sugar, ethanol and energy business:

	Nine Months
	Ended September 30,	Year Ended December 31,
Sales	2010	2009	2008	2007
	(In thousands of $)

Sugar	49,979	26,143	20,495	17,133
Ethanol	64,536	62,811	29,385	7,289
Energy	9,847	8,216	—	—
Total(1)	124,604	97,587	51,171	24,422

(1)	Includes sales of sugarcane and other miscellaneous items to third parties of $242 thousand during the first nine months of 2010 and $417 thousand and $1,291 thousand during 2009 and 2008, respectively.

	Nine Months
	Ended September 30,	Year Ended December 31,
Production	2010	2009	2008	2007

Sugar (tons)	166,001	52,968	67,772	72,372
Ethanol (cubic meters)	134,086	132,492	70,067	29,375
Energy (MWh exported)	100,079	128,291	—	—

	Nine Months
	Ended September 30,	Year Ended December 31,
Other Metrics	2010	2009	2008	2007

Sugarcane milled (% owned)	96%	94%	98%	100%
Sugarcane crushing capacity (millions of tons)	5.2	3.3	1.7	0.9
% Mechanized planting/harvesting operations — Consolidated	30%/77%	53%/66%	80%/32%	77%/0%
% Mechanized planting/harvesting operations — Angélica mill	38%/100%	58%/99%	100%/99%	100%/NA

•	Land Transformation Business: We believe we are one of the leading companies in South America involved in the acquisition and transformation of land. We acquire farmlands we believe are underdeveloped or underutilized and, by implementing cutting-edge production technology and agricultural best practices, transform the land to be suitable for more productive uses, enhance yields and increase the value of the land. During the eight-year period since our inception, we have effectively put into production 134,080 hectares of land that was previously undeveloped or undermanaged. During 2009, we put into production 11,255 hectares and in addition continued the transformation process of over 110,000 hectares we own. We realize and capture land transformation value through the strategic disposition of assets that have reached full development potential. We believe that the rotation of our land portfolio allows us to re-allocate capital efficiently, maximizing our return on invested capital. Our current owned land portfolio consists of 287,884 hectares, distributed throughout our operating regions as follows: 84% in Argentina, 13% in Brazil, and 3% in Uruguay. During the last five years, we have traded 27,169 hectares of developed land, generating capital gains of approximately $95 million.

We promote sustainable land use through our land transformation activities, which seek to promote environmentally responsible agricultural production and a balance between production and ecosystem preservation. We do not operate in heavily wooded areas or primarily wetland areas.

The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007

Undeveloped/Undermanaged land put into production (hect.)	—	11,255	33,387	17,591
Ongoing transformation of croppable land (hect.)	122,006	110,751	80,720	66,562
Number of farms sold	—	1	3	2
Hectares sold	—	5,005	4,857	8,714
Capital gains from the sale of land ($ thousands)	—	18,839	15,201	33,114

The following map shows the location of our farms, main industrial facilities and corporate offices.

Our Strengths

We believe the following are our competitive strengths:

•	Unique and strategic asset base. We own strategically located farmland and agro-industrial assets in Argentina, Brazil and Uruguay. We engage in continued improvement of our operations and practices, resulting in the reduction of operating costs and an increase in productivity, ultimately enhancing the value of our properties and generating capital gains. Our operations also benefit from strategically located industrial facilities throughout Argentina and Brazil, increasing operating efficiencies and reducing operating and logistical costs. We are vertically integrated where economics and returns are attractive, where the efficiency of our primary operation is significantly enhanced, or where lack of a competitive market results in the absence of a transparent price determination mechanism. Our diversified asset base creates valuable synergies and economies of scale, including (i) the ability to transfer the technologies and best practices that we have developed across our business lines, (ii) the ability to apply value-adding land transformation strategies to farmland in connection with our farming and sugarcane operations, and (iii) a greater ability to negotiate more favorable terms with our suppliers and customers. Owning a significant portion of the land on which we operate is a key element of our business model.

•	Low-cost production leveraging agro-ecological competitive advantages. Each of the commodity products we grow is produced in regions where agro-ecological conditions provide competitive advantages and which, through the implementation of our efficient and sustainable production model, allow us to become one of the lowest cost producers.

•	Our grain and oilseed production is based in the Argentine humid pampas region where soil fertility, regular rainfalls, temperate climate, availability of land and proximity to ports contribute to the reduced use of fertilizers and agrochemicals, high productivity and stable yields and efficient logistics, ultimately resulting in one of the lowest costs per ton of grain produced and delivered. The tables presented below show the average cost per ton for the production of soybeans and corn in main production regions according to Agri Benchmark’s “Cash Crop Report 2009” which we have compared to our costs. Agri benchmark is a network of agricultural research and advisory economists that report on usable farming land around the globe. The two principal sponsoring organizations of Agri benchmark are The German Agricultural Society (Deutsche Landwirtschafts-Gesellschaft DLG) and the Institute of Farm Economics of the Johann Heinrich von Thünen-Institute, both based in Germany. In an effort to normalize existing farm data, the Agri benchmark project, as it is commonly referred, employs the “typical farm” approach to enable comparison of farm production statistics across different countries. A “typical farm” is an existing farm or data set describing a farm, in a specific region that represents a major share of the crop production, employing the prevailing system of production for the product considered. The “typical farm” also reflects the prevailing form and scale of enterprise used in the specific region and type of labor organization. Accordingly, the “typical farm” approach facilitates comparison across regions by employing a norm for collecting data, analyzing costs and returns and presenting results. Agri-benchmark uses cost of production as a criterion to measure competitiveness between agricultural farms and firms. The costs used for purposes of this presentation by Agribenchmark and the Company relate to operating and direct production costs. Operating costs include all mechanical operations costs needed to produce a specific crop, such as diesel, machinery, contractors, hired labor and family labor. Direct costs include input costs such as irrigation, insecticide, fungicide, herbicide, potash, phosphate, nitrogen and seeds. The sum of operating and direct costs strongly correlate with production costs at the farm level.

Soybean Legend

Code	Country	Area(ha)	Region

CN5XI	China	5	Xi’an
KA16000NK	Kazakhstan	16000	North Kazakhstan
RU10000BS	Russia	10000	Western Russia
UA2500ZH	Ukraine	2500	Zhytomyr
BG4040PLE	Bulgaria	4040	Pleven
CZ1200JM	Czech Republic	1200	Jihomoravsky
CZ4000JC	Czech Republic	4000	Stredocesky
DE1300SA	Germany	1300	Saxony-Anhalt
DE1600MVP	Germany	1600	Mecklenburg-Western Pomerania
DE240NI	Germany	240	Lower Saxony
DE360W	Germany	360	Westphalia
DK1200SL	Denmark	1200	Lolland
DK605FYN	Denmark	605	Isle of Funen
FR150BI	France	150	Beauce Irr
FR200CHBS	France	200	Ch. Berri sec
FR230PICB	France	230	Picardie
HU1100TC	Hungary	1100	Tolna County
HU115NGP	Hungary	115	North Great Plain
PL2000ST	Poland	2000	Stargard
RO600TR	Romania	600	South Romania
SE335SK	Sweden	335	Skane
SE550LAV	Sweden	550	Middle
UK255EA	United Kingdom	255	East Anglia
UK440SUFF	United Kingdom	440	Suffolk
UK800CAM	United Kingdom	800	Cambridge
CA1700SAS	Canada	1700	Saskatchewan
CA6000SAS	Canada	6000	Saskatchewan
US700IA	United States	700	Iowa
US900ND	United States	900	North Dakota
AU650NSW	Australia	650	New South Wales
ZA2500OV	South Africa	2500	Overberg Region
AR330ZN	Argentina	330	Zona Nucleo (Corn belt)
AR900WBA	Argentina	900	Western Buenos Aires
BR1300MT	Brazil	1300	Mato Grosso
BR195PR	Brazil	195	Parana
ZA1800NC	South Africa	1800	Prieska Region
ZA2100EFS	South Africa	2100	Eastern Free State

Corn Legend

Code	Country	Area(ha)	Region

RU10000BS	Russia	10000	Western Russia
UA2500ZH	Australia	2500	South Australia
CZ1200JM	Czech Republic	1200	Jihomoravsky
CZ4000JC	Czech Republic	4000	Stredocesky
FRI50BI	France	50	Beauce Irr
HU1100TC	Hungary	1100	Tolna County
HU115NGP	Hungary	115	North Great Plain
IT240ER	Italy	240	Emila-Romagna
RO600TR	Romania	600	South Romania
US700IA	United States	700	Iowa
US810WNE	United States	810	West Nebraska
US900ND	United States	900	North Dakota
AR330ZN	Argentina	330	Zona Nucleo (Corn belt)
AR700SBA	Argentina	700	South Buenos Aires
AR900WBA	Argentina	900	Western Buenos Aires
BR1300MT	Brazil	1300	Mato Grosso
BR195PR	Brazil	195	Parana
ZA1700WFS	South Africa	1700	Western Free State
ZA2100EFS	South Africa	2100	Eastern Free State

•	Our cotton and coffee production is focused in western Bahia, Brazil. This region is excellent for producing high quality cotton fiber and specialty coffee at a low cost due to its ideal climate, well drained soils, high altitude, availability of water for irrigation, and absence of frosts.

•	Our rice operation is located in the northeast provinces of Argentina, one of the best rice farming regions in the world due to plentiful sunlight, abundant availability of water for low cost irrigation and large potential for expansion. The below table shows the average cost per ton for the production of rice for select regions using data from the United States Department of Agriculture (USDA) and Instituto FNP (FNP, a Brazilian agricultural consulting company), which we have compared to our costs. USDA and FNP data represents regional average production costs. Specifically, the USDA reviews historical accounts based on the actual costs incurred by producers, and looks at all participants in the production process, including farm operators, landlords, contractors and contractees. Using such data based on producer surveys, which are conducted every four to eight years, the USDA produces annual estimates which are updated each year with estimates of annual price, acreage and production changes. Rice production costs produced by FNP are estimated from information provided by specialists from the Rice Institute of Rio Grande do Sul and by private agronomist consultants of Mato Grosso who provide local technical assistance. These specialists gather information from surveys conducted with local producers representative of a specific region. FNP calculates costs per hectare using the prices of inputs, and estimates overhead and post-harvest costs, yielding a historical average for each region. Overall, the costs evaluated by the USDA and FNP include operating costs and input costs, such as fertilizer, agrochemicals, seeds and irrigation costs. Additionally, overhead costs were included in the analysis due to the fact that rice operations normally require higher overhead costs than corn and soybean production. The Company’s data includes the same production cost items included in such third party data, and includes the weighted average costs of all of its rice farms (both owned and leased). The weighted average was calculated taking into account the size of each farm in terms of hectares, and each item of operating and direct costs was then divided by the actual yield (tons per hectare) resulting in a weighted average cost per ton. Data from the USDA and FNP consists of cost per area (acre for USDA and hectare for FNP), with details for each item of cost (operating, agrochemicals, irrigation, etc.). Each cost item is then divided by the respective rice yield presented by each third party source. Accordingly, the Company’s data represents actual average costs, compared against such third party’s regional average costs for each of the U.S. and Brazil.

Rice — cost benchmark

Rice - 2009-10 Production Cost Benchmark (USD/ton)

Note: all irrigated except for BRA — MT

•	Our dairy operation is situated in the Argentine humid pampas region, where cow feed (grains, oilseeds and forage) is efficiently and abundantly produced at a low cost and climate and sanitary conditions are optimal for cow comfort, which enhances productivity, cow reproduction rates and milk quality. The tables presented below show the average cost of producing a liter of milk in the major export regions of the world in 2008 according to Rabobank’s November 2009 research report titled “Dairy Beyond the Global Financial Crisis” compared to our production costs for 2008 and 2009. Rabobank’s data reflects estimates of the cost of producing milk in average farms in 2008. These costs reflect average on-farm production costs expressed in U.S. cents per liter, and consider all farmwork expenses such as feed, nutrition, labor and repairs, among others. The Company has provided a complete measure of its average on-farm milk production costs for 2008 and 2009, aggregating its costs for milk production in all of its dairy farms and dividing the total by total production to arrive at a cost figure per liter.

Source:	Rabobank research report dated November 2009 — “Dairy Beyond the Global Financial Crisis”. Rabobank acknowledges that while efforts were made to compare costs using similar approaches between countries, differences among approaches to measuring costs in different countries remain.

•	We produce sugarcane in the center-south region of Brazil, which has the lowest production costs in the world, significantly lower than other major sugar producing regions, including India, China, the United States, the United Kingdom, France and Germany.

•	Standardized and scalable agribusiness model applying technological innovation. We have consistently used innovative production techniques to ensure that we are at the forefront of technological improvements and environmental sustainability standards in our industry. We are implementing an agribusiness model that consists of specializing our workforce and defining standard protocols to track crop development and control production variables, thereby enhancing management decision-making. We further optimize our agribusiness model through the effective implementation and constant adaptation of a portfolio of advanced agricultural and information technologies and best practices tailored to each region in which we operate and commodity we produce, allowing us to improve our crop yields, reduce operating costs and maximize margins in a sustainable manner.

•	In our farming business, we use “no-till” technology as the cornerstone of our crop production and have been able to implement this technique in areas within our production regions where it had not been used before. Furthermore, we also utilize crop rotation, second harvests, integrated pest management, balanced fertilization, water management and mechanization. Additionally, we use the innovative silo bag storage method, utilizing large polyethylene bags with a capacity of 180-200 tons which can be left on the field for 12 months, resulting in low-cost, scalable and flexible storage on the field during harvest, which we believe allows us to expand our crop storage capacity at a low cost, generate important logistic and freight savings by moving our production in the off-season when freight fares are lower, and time the entry of our production into the market at optimal price points. See “— Farming — Storage and Conditioning.”

•	In our dairy business, we believe that we were the first company in South America to implement the “free-stall” infrastructure in dairy operations, resulting in more efficient conversion of feed to raw milk and higher production rates per cow compared to our peers in the region.

•	In our sugar, ethanol and energy business, our Angélica mill (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (a by-product of the sugar and ethanol production process) that is produced, with no incremental cost, to cogenerate 96 MW of clean and renewable electricity; (iii) is what we believe to be one of the largest continuously operating sugar plants in Brazil designed for enhanced efficiency and non-stop processing, producing 1,800 tons of sugar per day; and (iv) has the ability to recycle by-products such as filter cake and vinasse by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

•	Unique diversification model to mitigate cash flow volatility. We pursue a unique multi-tier diversification strategy to reduce our exposure to production and market fluctuations that may impact our cash flow and operating results. We seek geographic diversification by spreading our portfolio of farmland and agro-industrial assets across different regions of Argentina, Brazil and Uruguay, thereby lowering our risk exposure to weather-related losses and contributing to stable cash flows. Additionally, we produce a variety of products, including cotton, coffee, soybeans, corn, wheat, sunflower, rice, barley, sorghum, safflower, rapeseed, raw milk, sugar, ethanol and electric energy, which lowers our risk exposure to potentially depressed market conditions of any specific product. Moreover, through vertical integration in the rice, dairy, sugar, ethanol and energy businesses, and to a lesser extent in our coffee business, we process and transform a portion of our agricultural commodities into branded retail products, reducing our commodity price risk and our reliance on the standard market distribution channels for unprocessed products. Finally, our commercial committee defines our commercial policies based on market fundamentals and the consideration of logistical and production data to develop a customized sale/hedge risk management strategy for each product.

•	Expertise in acquiring farmland with transformation and appreciation potential. During the last eight fiscal years, we have executed transactions for the purchase and disposition of land for over $425 million and sold 27,169 hectares of developed land, generating capital gains of approximately $95 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. Our business development team has gained extensive expertise in evaluating and acquiring farmland throughout South America and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, we have analyzed over 4 million hectares of farmland spread throughout the regions in which we operate and other productive regions in the world. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analyses, and topography and drainage maps. Our management team has gained extensive experience in transforming and maximizing the appreciation potential of our land portfolio through the implementation of our agribusiness techniques described above. We also have an extensive track record rotating our asset portfolio to generate capital gains and monetize the transformation and appreciation generated through our operations.

•	Experienced management team, knowledgeable employees and strong shareholder base. Our people are our most important asset. We have an experienced senior management team with an average of more than 20 years of experience working in our sector and a solid track record of implementing and executing large scale growth projects such as land transformations, greenfield developments of industrial plants, and integrating acquisitions within our organization. Recruiting technically qualified employees at each of our farms and operating sites is a main focus of our senior management and a key to our success. The strength of our human capital and proven track record has allowed us to raise capital from sophisticated investors and retain a strong and diversified shareholder base, including an affiliate of Soros Fund Management, LLC, an affiliate of HBK Investments L.P., an affiliate of Ospraie Management, LLC, a wholly owned subsidiary of Qatar Holding LLC and Stichting Pensioenfonds Zorg en Welzijn, among others.

Our Business Strategy

We intend to maintain our position as a leading agricultural company in South America by expanding and consolidating each of our business lines, creating value for our shareholders. The key elements of our business strategy are:

•	Expand our farming business through organic growth, leasing and strategic acquisitions. We will continue to seek opportunities for organic growth, target attractive acquisition and leasing opportunities and strive to maximize operating synergies and achieve economies of scale in each of our four main farming business areas (coffee, rice, crops and dairy). We plan to continue expanding and consolidating our crop production in Argentina, Brazil, Uruguay and elsewhere in South America. We also intend to continue expanding our rice segment in terms of production and processing capacity, consolidating our leading position in Argentina and increasing our presence throughout Brazil, Uruguay and other regions, to become a leading regional player. We plan to expand our current dairy production capacity using the “free-stall” model. We believe that the know-how and skills gained from the construction of our first “free-stall” module can be easily replicated, allowing us to scale-up our production efficiently and at a fast rate.

•	Consolidate our sugar and ethanol cluster in the state of Mato Grosso do Sul, Brazil. Our main strategy for our sugar and ethanol business is to build our cluster in Mato Grosso do Sul, Brazil, through the construction of Ivinhema, our second greenfield project, which we expect to reach a full crushing capacity of 6.3 million tons per year by 2017. See “Business — Sugar, Ethanol and Energy — Our Mills.” Completion of Ivinhema will allow us to complete our advanced cluster with a planned total crushing capacity of 10.3 million tons per year. The consolidation of the cluster will generate important synergies, operating efficiencies and economies of scale such as (i) one centralized management team, reducing total administration cost per ton of sugarcane milled; (ii) a large sugarcane plantation supplying two mills, allowing for non-stop harvesting; and (iii) a reduction in the average distance from the sugarcane fields to the mills, generating important savings in sugarcane transportation expenses. We believe that Ivinhema will allow us to become one of the most efficient and low cost producers of sugar, ethanol and energy in Brazil. Additionally, we plan to continue to monitor closely the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.

•	Further increase our operating efficiencies while maintaining a diversified portfolio. We intend to continue to focus on improving the efficiency of our operations and maintaining a low-cost structure to increase our profitability and protect our cash flows from commodity price cycle risk. We seek to maintain our low-cost platform by (i) making additional investments in advanced technologies, including those related to agricultural, industrial and logistical processes and information technology, (ii) improving our economies of scale through organic growth, strategic acquisitions, and more efficient production methods, and (iii) fully utilizing our resources to increase our production margins. In addition, we intend to mitigate commodity price cycle risk and minimize our exposure to weather related losses by (i) maintaining a diversified product mix and vertically integrating production of certain commodities and (ii) geographically diversifying the locations of our farms.

•	Continue to implement our land transformation strategy. We plan to continue to enhance the value of our owned farmland and future land acquisitions by making them suitable for more profitable agricultural activities, thereby seeking to maximize the return on our invested capital in our land assets. In addition, we expect to continue rotating our land portfolio through strategic dispositions of certain properties in order to realize and monetize the transformation and appreciation value created by our land transformation activities. We also plan to leverage our knowledge and experience in land asset-management to identify superior buying and selling opportunities.

History

Since our inception in 2002, we have optimized the use of our portfolio of land acquired from time to time and effectively worked towards reaching its productive potential. We replaced the production model used by former owners of our assets with one that is more efficient and sustainable at the same time. Every hectare of our land capable of growing crops, other than land subject to land reserve requirements, is allocated to growing crops or producing sugarcane, while our other land is used for raising dairy cows or leased for raising cattle.

In September 2002, we commenced our operations with the acquisition of 100% of the equity interests of Pecom Agropecuaria S.A. (“Pecom”), an Argentine corporation (sociedad anónima), and we rapidly became one of the largest agricultural companies in Argentina. Involving more than 74,000 hectares of farmland, this acquisition represented one of the largest stock purchase transactions in South America in 2002. In connection with the acquisition, Pecom changed its name to Adeco Agropecuaria S.A.

Adeco Agropecuaria was the platform from which we executed our expansion plans, including the acquisition of additional land and the diversification of our business activities.

In 2004, we began our regional expansion and acquired one farm in Uruguay (approximately 5,000 hectares). In 2005, we continued the expansion of our crop business in Argentina with the acquisitions of La Agraria S.A. (approximately 4,857 hectares) and Establecimientos El Orden S.A. and Cavok S.A. (approximately 15,157 hectares).

In 2005, we acquired our first sugar and ethanol mill, Usina Monte Alegre S.A., with a crushing capacity of 0.9 million tons of sugarcane per year at that time.

In 2006 and 2007, we continued our land portfolio expansion and vertical integration through the acquisitions of Pilagá S.R.L., (formerly Pilagá S.A.G.), one of the largest and oldest agriculture companies in Argentina, with more than 88,000 hectares and two rice processing facilities, and one additional farm of approximately 2,400 hectares in Argentina and five farms of approximately 24,000 hectares in Brazil for the production of sugar and coffee. In 2007, we also acquired La Lácteo S.A., our Argentine dairy processing joint venture company, with two milk production facilities and an installed processing capacity of 150,000 liters of milk per day at that time, and created our joint-venture with Agropur Cooperative, Canada’s second largest milk processing company.

Also, in December 2007, we acquired Bañado del Salado S.A. and Agro Invest S.A., with more than 43,000 hectares for crop production in Argentina, and one farm in Uruguay of approximately 3,177 hectares. In Brazil, we bought more than 13,000 hectares for the planting of sugarcane for our sugarcane cluster in Mato Grosso do Sul.

Corporate Structure and Reorganization

As of the date of this prospectus, our principal shareholders were Pampas Humedas LLC (33.95%), an affiliate of Soros Fund Management, LLC; HBK Master Fund LP (25.59%), an affiliate of HBK Investments L.P.; Stichting

Pensioenfonds Zorg en Welzijn (13.51%); Ospraie Special Opportunities Master Holdings Ltd. (11.71%), an affiliate of Ospraie Management, LLC; and Al Gharrafa Investment Company (6.48%), a wholly owned subsidiary of Qatar Holding LLC.

As part of a recent corporate reorganization, referred to herein as the Reorganization, AFI Ltd., a subsidiary of IFH LLC and the parent of Adecoagro LLC, distributed Adecoagro LLC to IFH LLC and commenced a process of dissolution, making IFH LLC the direct parent of Adecoagro LLC. Thereafter, our shareholders transferred pro rata 98% of their membership interests in IFH LLC to Adecoagro S.A. (a corporation organized under the laws of the Grand Duchy of Luxembourg with no prior holdings or operations, formed for the purpose, among others, of facilitating this IPO) in exchange for 100% of the common shares of Adecoagro S.A.

In connection with the Reorganization, Adecoagro S.A. transferred a de minimis amount of its interest in IFH LLC (0.00001%) to its newly-formed substantially wholly-owned subsidiary, Ona Ltd., a Maltese corporation. Adecoagro S.A. then converted IFH LLC to IFH LP, a Delaware limited partnership. Following the Reorganization, IFH LP is owned 2% by our shareholders, approximately 98% by Adecoagro S.A., in each case as limited partners, and the remainder by Ona Ltd. as its general partner. Also in connection with the Reorganization, IFH LLC transferred a de minimis amount of its interest in Adecoagro LLC (0.00001%) to its newly-formed substantially wholly-owned subsidiary, Toba Ltd., a Maltese corporation. IFH LLC then converted Adecoagro LLC to Adecoagro LP, a Delaware limited partnership. Following the Reorganization, Adecoagro LP is owned approximately 100% by IFH LP as limited partner, and the remainder by Toba Ltd. as its general partner.

The diagrams below illustrate the effect of our corporate reorganization (after giving effect to the contemplated issuance and sale of an aggregate 26.24% interest in the Company in this offering and giving effect to the Al Gharrafa Transaction, assuming it is consummated (see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company”)):

*	Does not account for an immaterial amount of shares required to be owned by other persons pursuant to Maltese law.

†	2% is owned pro rata among existing shareholders in amounts corresponding to their ownership of the company. The 2% ownership held by current members of IFH does not carry any preferential treatment.

Offering Transactions and Sale to Al Gharrafa Investment Company

Public Offering of Common Shares.  The Company will issue 21,428,571 common shares in this offering (or 25,714,285 common shares if the underwriters exercise their option to purchase additional shares in full). The selling shareholders are offering 7,142,857 common shares. We will not receive any of the proceeds from the common shares sold by the selling shareholders.

Al Gharrafa Transaction.  We have entered into an agreement with Al Gharrafa Investment Company, a wholly owned subsidiary of Qatar Holding LLC and one of our shareholders, which we refer to as “Al Gharrafa”, pursuant to which we will sell to Al Gharrafa a number of common shares equal to an aggregate purchase price of $100 million, provided that the aggregate gross proceeds of the offering to the Company and the selling shareholders, excluding the underwriters’ over-allotment option, is equal to or greater than $400 million. These shares will be purchased by Al Gharrafa at a purchase price per share equal to the price per common share paid by the underwriters in this offering (approximately 7,440,476 common shares at an assumed price of $13.44 per share, reflecting the price paid by the underwriters in this offering assuming the mid-point of the range set forth on the cover page of this prospectus). Under the terms of the agreement, if the price per common share to the public is greater than the top of the price range, Al Gharrafa will not be obligated to purchase our common shares, will only have the option to purchase an amount of common shares equivalent to an aggregate purchase price of $100 million at the price paid by the underwriters, and may choose to forego the purchase of common shares. In the event that the aggregate gross proceeds of the offering to the Company and the selling shareholders, excluding the underwriters’ over-allotment option, is less than $400 million, then Al Gharrafa is only obligated to purchase an amount of common shares equivalent to 25% of the aggregate gross proceeds of the offering to the Company and the Selling Shareholders at the price paid per common share by the underwriters. The sale of common shares to Al Gharrafa is conditioned upon, and will close immediately after, the closing of this offering. However, this offering is not conditioned upon the closing of the sale of common shares to Al Gharrafa. We cannot assure you that the Al Gharrafa Transaction will be consummated.

Al Gharrafa is a party to the registration rights agreement we entered into with our other existing shareholders, which gives our existing shareholders certain demand and piggyback registration rights subject to certain exceptions. See “Shares Eligible for Future Sale — Registration Rights.”

Operations and Principal Activities

Our businesses are diversified across the following three lines of business:

•	Our “Farming” line of business consists of:

•	Our “Crops” business, which involves the planting, harvesting and sale of grains, oilseeds and fibers (including soybeans, corn, wheat, sunflower and cotton among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties;

•	Our “Rice” business, which involves the planting, harvesting, processing and marketing of rice;

•	Our “Coffee” business, which involves the cultivation of coffee beans and the marketing of our own and third party coffee production;

•	Our “Dairy” business, which involves the production and sale of raw milk which is processed into manufactured products and marketed through our joint venture company La Lácteo S.A. See “Related Party Transactions — Milk Supply Agreement”; and

•	Our “Cattle” business, which involves leasing grazing land to third-parties and fattening cattle for sale to meat processors and local purchasers in livestock auctions.

•	Our “Sugar, Ethanol and Energy” line of business consists of the cultivation of sugarcane which is processed in our own sugar mills, transformed into sugar, ethanol and electric energy and marketed;

•	Our “Land Transformation” line of business includes transforming land to be suitable for more productive uses, enhancing yields and identifying and capitalizing on land trading opportunities.

Farming

Our Farming business line is divided into five main reportable operating businesses, namely crops, rice, coffee, dairy and cattle. We conduct our farming operations primarily on our own land and, to a lesser extent, on land leased from third parties. As of December 31, 2009, our farming operations were conducted on a total of 307,584 hectares of land, of which we own 259,875 hectares (excluding sugarcane farms) and we lease the remaining 47,709 hectares from third parties. Some of the farms we own are used for more than one production activity at a time. The following table sets forth our production volumes for each of our farming business lines:

	Harvest Year
	2009/2010	2008/2009	2007/2008	2006/2007	2005/2006	2004/2005	2003/2004	2002/2003
	(In thousands)

Crops (tons)	524,890	317,582	351,787	343,799	205,645	171,424	102,253	73,242
Rice(1) (tons)	91,723	94,968	98,577	98,980	51,726	43,190	37,236	19,446
Coffee(2) (tons)	2,110	2,412	3,028	1,236	533	—	—	—

	Nine Months
	Ended Sept. 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005	2004	2003

Dairy(3) (thousands of liters)	29,299	47,479	43,110	34,592	22,561	18,520	18,538	19,923
Cattle (tons)(4)(5)	246	4,149	7,229	6,632	2,945	2,629	2,242	1,231

(1)	Expressed in tons of rough rice produced farms we own or lease.

(2)	As of September 30, 2010, the coffee harvest was ongoing and stood at 91% completion.

(3)	Raw milk produced.

(4)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.

(5)	In December 2009, we sold 55,543 head of cattle to a third party. The third party currently leases most of our grazing land to raise and fatten the cattle. Lease prices under the lease agreements are tied to the market price of cattle. See “— Cattle Business.”

Crops Business (Grains, Oilseeds and Cotton)

Our agricultural production is mainly based on growing crops on a total area of approximately 168,016 hectares, which includes leased land and hectares planted in second harvests. Our main products include soybean, corn, wheat, sunflower, and cotton. Other products, such as rapeseed, sorghum and barley, among others, are sown occasionally and represent only a small percentage of total sown land.

The following table sets forth, for the harvest years indicated, the planted hectares for our main products:

	Harvest Year
Product Area	2009/2010	2008/2009	2007/2008
	(In hectares)

Soybeans(1)	87,522	63,973	47,408
Corn(1)	27,720	20,200	24,189
Wheat	21,728	18,917	15,792
Sunflower	14,784	16,539	7,775
Cotton	425	3,159	3,478
Other crops	11,501	11,348	3,930
Forage	4,561	5,382	4,454

Total(2)	168,016	139,518	107,027

(1)	Includes hectares planted in second harvests.

(2)	Includes 4,561 hectares, 5382 hectares and 4,454 hectares used for the production of forage during the 2009/2010, 2008/2009 and 2007/2008 harvest years, respectively.

The following table sets forth, for the harvest years indicated, the production volumes for our main products:

	Harvest Year
Crop Production	2009/2010	2008/2009	2007/2008
	(In tons)

Soybeans	241,848	96,982	90,724
Corn	180,613	115,900	153,751
Wheat	49,592	41,556	61,951
Sunflower	17,193	22,128	15,841
Cotton	1,068	9,218	15,748
Other crops	34,576	31,799	13,772

Total	524,704	317,582	351,787

The following table below sets forth, for the periods indicated, the sales for our main products:

	September 30,		Year Ended December 31,
Sales	2010	2009	2009	2008	2007
	(In thousands of $)

Soybeans(1)	55,028	38,548	44,116	39,025	26,829
Corn	22,323	10,539	14,654	22,547	11,186
Wheat	3,621	3,697	10,218	15,407	8,310
Sunflower	3,499	3,073	5,517	5,615	1,096
Cotton	2,108	9,093	11,905	5,813	6,941
Other crops(2)	3,429	4,305	5,619	7,580	4,931

Total	90,008	69,255	92,029	95,987	59,293

(1)	Includes sales of soybean oil and soybean meal accounting for $8,420 thousands and $1,692 thousands for the years ended December 31, 2009 and 2008, respectively.

(2)	Includes other crops and farming services.

Soybeans

Soybeans are an annual legume widely grown due to their high content of protein (40%) and oil (20%). They have been grown for over 3,000 years in Asia and, more recently, have been successfully cultivated around the world. Today, the world’s top producers of soybeans are the United States, Brazil, Argentina, China and India. Soybeans are one of the few plants that provide a complete protein supply as they contain all eight essential amino acids. About 85% of the world’s soybeans are processed, or “crushed,” annually into soybean meal and oil. Approximately 98% of soybean meal is further processed into animal feed, with the balance used to make soy flour and proteins. Of the oil content, 85% is consumed as edible oil and the rest is used for industrial products such as fatty acids, soaps and biodiesel. We sell our soybeans mainly to crushing and processing industries, which produce soybean oil and soybean meal used in the food, animal feed and biofuel industries.

We grow soybeans in Argentina, Brazil and Uruguay. In the 2007/2008 harvest year, our total soybean production was 90,724 tons, representing 26% of our total crop production and 46% of our total planted area. In the 2008/2009 harvest year, our total soybean production was 96,982 tons, representing 31% of our total crop production and 48% of our total planted area. In the 2009/2010 harvest year, we planted a total area of 87,522 hectares of soybeans, producing a total of 241,848 tons representing 54% of our total planted area that year, and 46% of our total crop production.

Soybeans comprised 19% of our total sales in 2007, 16% of our total sales in 2008, 14% of our total sales in 2009 and 20% of our total sales for the nine-month period ended September 30, 2010.

Corn

Corn is a cereal grown around the world and is one of the world’s most widely consumed foods. The main component of corn grain is starch (72% to 73% of grain weight), followed by proteins (8% to 11%). Corn grain is directly used for food and animal feed (beef, swine and poultry meat production and dairy). Corn is also processed to make food and feed ingredients (such as high fructose corn syrup, corn starch and lysine), or industrial products such as ethanol and polylactic acid (“PLA”). Oil, flour and sugar are also extracted from corn, with several uses in the food, medicine and cosmetic industries. Additionally, there are specific corn types used for direct human consumption such as popcorn and sweet corn.

We grow corn in Argentina, Brazil and Uruguay. In the 2007/2008 harvest year, our total corn production was 153,751 tons, representing 44% of our total crop production and 24% of our total planted area. In the 2008/2009 harvest year, our total corn production was 115,900 tons, representing 36% of our total crop production and 15% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 27,720 hectares of corn, including the second harvest, producing a total of 180,613 tons of corn representing 17% of our total planted area that year, and 34% of our total crop production.

Corn comprised 8% of our total sales in 2007, 9% of our total sales in 2008, 5% of our total sales in 2009 and 8% of our total sales for the nine-month period ended September 30, 2010.

Wheat

Wheat is the world’s largest cereal-grass crop. Unlike other cereals, wheat grain contains a high amount of gluten, the protein that provides the elasticity necessary for excellent bread making. Although most wheat is grown for human consumption, other industries use small quantities to produce starch, paste, malt, dextrose, gluten, alcohol, and other products. Inferior and surplus wheat and various milling byproducts are used for livestock feed. We sell wheat to exporters and to local mills that produce flour for the food industry.

We grow wheat in Argentina and Uruguay. In the 2007/2008 harvest year, our total wheat production was 61,951 tons, representing 18% of our total crop production and 15% of our total planted area. In the 2008/2009 harvest year, our total wheat production was 41,556 tons, representing 13% of our total crop production and 14% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 21,728 hectares of wheat, producing a total of 49,592 tons of wheat representing 13% of our total planted area that year, and 10% of our total crop production.

Wheat comprised 6% of our total sales in 2007, 6% of our total sales in 2008, 3% of our total sales in 2009 and 1% of our total sales for the nine-month period ended September 30, 2010.

Sunflower

There are two types of sunflower, the most important in terms of volume being the Oilseed Sunflower, which is primarily grown for the oil extracted from the seed. Sunflower oil is considered one of the top three oils for human consumption, due to its high oil content (39-49%) and its oil composition (90% of oleic and linoleic oil). The other type of sunflower is the Confectionary Sunflower, which is used for direct human consumption. Sunflower seeds are an exceptional source of vitamin E, omega-6 fatty acids, dietary fiber and minerals. We grow both types of sunflower.

We grow sunflower in Argentina and Uruguay. In the 2007/2008 harvest year, our total sunflower production was 15,841 tons, representing 5% of our total crop production and 5% of our total planted area. In the 2008/2009 harvest year, our total sunflower production was 22,128 tons, representing 7% of our total crop production and 7% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 14,784 hectares of sunflower, producing a total of 17,193 tons of sunflower, representing 9% of our total planted area that year, and 3% of our total crop production.

Sunflower comprised 1% of our total sales in 2007, 2% of our total sales in 2008, 2% of our total sales in 2009 and 1% of our total sales for the nine-month period ended September 30, 2010.

Cotton

Cotton is the world’s most popular natural fiber. The cotton fiber is made primarily into yarns and threads for use in the textile and apparel sectors. Clothing accounts for approximately 60% of cotton consumption. Cotton is also used to make home furnishings, such as draperies (the third major end use), or professional garments (about 5% of cotton fiber demand). The cottonseed is used in animal feeding or crushed in order to separate its three products — oil, meal and hulls. Cottonseed oil is used primarily for cooking oil and salad dressing. In recent years, there has been a growing demand for cotton oil for biodiesel production.

We plant upland cotton, the most common type of cotton planted and processed around the world. We produce and sell cotton lint and cotton seed.

We grow cotton in the western part of Bahia, Brazil. In the 2007/2008 harvest year, our total cotton production was 15,748 tons, representing 4% of our total crop production and 3% of our total planted area. In the 2008/2009 harvest year, our total cotton production was 9,218 tons, representing 3% of our total crop production and 2% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 425 hectares of cotton, including the second harvest, producing a total of 1,068 tons of cotton, representing 1% of our total planted area that year, and 1% of our total crop production.

Cotton comprised 5% of our total sales in 2007, 2% of our total sales in 2008, 4% of our total sales in 2009 and 0.1% of our total sales for the nine-month period ended September 30, 2010.

Other Crops

In addition to wheat, sunflower, corn, soybeans, and cotton, we produce barley, sorghum and rapeseed on approximately 11,501 hectares in certain farms located in Argentina and Uruguay. In addition, we also provide farming services.

In the 2007/2008 harvest year, our total production from these crops was 13,772 tons, representing 4% of our total crop production and 4% of our total planted area. In the 2008/2009 harvest year, our total production from these crops was 31,799 tons, representing 10% of our total crop production and 8% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 11,501 hectares of other crops, producing a total of 34,576 tons, representing 7% of our total planted area that year, and 7% of our total crop production.

Other crops comprised 3% of our total sales in 2007, 3% of our total sales in 2008, 2% of our total sales in 2009 and 1% of our total sales for the nine-month period ended September 30, 2010.

Forages

In addition to the above mentioned crops, we are engaged in the production of forage in Argentina, including corn silage, wheat silage, soybean silage and alfalfa silage. We use forage as cow feed in our dairy operation. During the 2009/2010 harvest year, we planted 4,561 hectares and produced 52,482 tons of forage.

Crop Production Process

Our crop production process is directly linked to the geo-climatic conditions of our farms and our crop cycles, which define the periods for planting and harvesting our various products. Our crop diversification and the location of our farms in various regions of South America enable us to implement an efficient planting and harvesting system throughout the year, which includes second harvests in many cases. Our production process begins with the planting of each crop. After harvesting, crops may go through a processing phase where the grain or seeds are cleaned and dried to reach the required market standards.

The following table shows the production process for each of our main crops, reflecting the periods in which each stage of production occurs in our different productive regions:

For additional discussion of our harvest years and the presentation of production and product area information in this prospectus, see “Presentation of Financial and Other Information — Fiscal Year and Harvest Year.”

Rice Business

Rice is the main food staple for about half of the world’s population. Although it is cultivated in over 100 countries and on almost every continent, 90% of the world’s rice is grown and consumed in Asia. Globally, rice is the most important crop in terms of its contribution to human diets and production value. There are three main types of rice: short grain, medium grain and long grain rice. Each one has a different taste and texture. We produce long grain rice and Carolina double rice, a variety of medium grain rice.

We conduct our rice operation in the northeast of Argentina, which is one of the most efficient locations in the world for producing rice at a low cost. This is a result of optimum natural agronomic conditions, including plentiful sunlight, abundant availability of water for low cost irrigation and large quantities of land. The use of public water for artificial irrigation is governed by provincial regulations and is subject to the granting of governmental permits. See “Regulatory and Environmental Overview — Argentina —

Environment.” We have current permits for our use of water in our production of rice in the provinces of Corrientes and Santa Fe. Maintenance of our permits is subject to our compliance with applicable laws and regulations, which is supervised by the corresponding governmental authority (e.g., the Ministry of Water, Public Services and Environment (Ministerio de Agua, Servicios Públicos y Medio Ambiente), in the province of Santa Fe, and the Water Institute of the Province of Corrientes (Instituto Correntino del Agua).

The following table sets forth, for the harvest years indicated, the total number of planted rice hectares we owned and leased as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area & Production	2009/2010	2008/2009	2007/2008

Owned planted area (hectares)	10,831	13,417	11,981
Leased planted area (hectares)	7,311	3,840	2,839
Total rice planted (hectares)	18,142	17,258	14,820
Rough rice production (tons)	91,723	94,968	98,577

We grow rice on four farms we own and six farms we lease, all located in Argentina. In the 2007/2008 harvest year, our total rice production was 98,577 tons, representing 22% of our total farming production and 12% of our total planted area. In the 2008/2009 harvest year, our total rice production was 94,968 tons, representing 23% of our total farming production and 11% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 18,142 hectares of rice, producing a total of 91,723 tons, representing 10% of our total planted area that year, and 15% of our total farming production.

Production Process

The rice production year lasts approximately five to six months, beginning in September of each year and ending in April of the following year. Rice planting continues until November, followed by treatment of the rice, which lasts approximately three months, until January. In February we begin harvesting, which lasts until April. After harvesting, the rice is ready for processing.

We process rice in our three rice mills in Argentina, where we are able to process our entire rice crop and utilize our excess milling capacity to process rough rice we purchase from third party growers.

At the mill, we clean the rice to remove all impurities. We then put it through a dryer to remove excess moisture from the grains. Proper drying results in increased storage life prevents deterioration in quality and leads to optimum milling. Once dried, the rice grain, now known as rough rice or paddy rice, is ready for storage. We store rice in elevators or in silo bags until milling. During the milling process, the rough rice goes through a de-husking machine that removes the husk from the kernel. The rice that is obtained after this process is known as brown rice and is ready for human consumption. Brown rice is then polished to remove the excess bran, thereby creating white rice.

The main objective of the milling process is to remove the husk and the bran, preserving the quality of the whole grain. Although the process is highly automated and uses advanced technology, some rice grains are broken in the process. The percentage of broken rice depends on a number of factors such as the crop development cycle at the farm, the variety of the grain, the handling and the industrial process. Average processing of rough rice results in 58% white rice, 11% broken rice and 31% rice husk and bran which is sold for use as cattle feed or floor bedding in the poultry business.

	Nine-Month
	Period Ended
	September 30,	Year Ended December 31,
Processed Rice Production	2010	2009	2008	2007
	(In tons)

Rough rice processed — own	42,382	94,968	98,577	98,980
Rough rice processed — third party	52,651	62,083	20,131	27,732
Total rough rice processed	95,333	157,051	119,164	126,712
White rice	49,610	77,440	66,841	70,300
Brown rice	4,191	11,559	2,557	4,940
Broken rice	11,008	19,859	12,407	11,739
Total processed rice	64,809	108,858	81,804	86,980

	Nine-Month
	Period Ended
	September 30,	Year Ended December 31,
Processed Rice Sales	2010	2009	2008	2007
		(In thousands of $)

Total Sales	45,436	69,350	56,925	26,422

Rice comprised 19% of our total sales in 2007, 23% of our total sales in 2008, 22% of our total sales in 2009 and 16% of our total sales for the nine-month period ended September 30, 2010.

Rice Seed Production

In our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality to improve both farm production as well as the manufacturing process. We have entered into agreements with selected research and development institutions such as the Instituto Nacional de Tecnología Agropecuaria (National Institute of Agriculture Technology, or “INTA”) (Argentina), FLAR (Colombia), EPAGRI (Brazil) and Basf (Germany) in connection with these efforts, and our own technical team is continuously testing and developing new rice varieties. Our first rice seed variety was released to the market in 2008, and we are currently in the final stages of releasing three new varieties. These seeds are both used at our farms and sold to rice farmers in Argentina, Brazil, Uruguay and Paraguay. We are also developing, alongside Basf, a herbicide-tolerant rice variety to assist in the control of harmful weeds.

Coffee Business

The coffee plant is a woody perennial evergreen. Brazil is the biggest coffee producing country in the world, followed by Vietnam and Colombia. Coffee is exported as a green bean and is then processed depending on the market. While there are several different coffee species, two main species of coffee are cultivated today. Arabica coffee accounts for approximately 60% of the world’s production, and Robusta coffee accounts for about 40% and differs from the Arabica coffees in terms of quality and taste. We produce Arabica coffee, distinguished by its high quality, that is considered to be an “estate coffee,” which, according to international markets standards, is coffee produced and processed on a specific farm and thus not mixed with coffee from other farms or farmers.

Our Mimoso farm produces world renowned “specialty coffee,” which is sold to the best roasters in Europe, the U.S. and Japan. Coffee quality experts consistently select our coffee as a top quality estate coffee. It is certified according to the rigorous sustainability standards of the Rainforest Alliance, Utz and the Brazil Specialty Coffee Association — BSCA. We are equally concerned with the quality of our coffee and with bridging the gap between the consumer and the producer to assure the sustainable quality demanded in the specialty market. We strive to develop long-term relationships with our clients to guarantee consistent supply.

We grow mainly high quality coffee varieties, using center pivot and drip irrigation, adopting a stress period to induce flowering, which guarantees a gradual and uniform maturation.

The following table sets forth, for the harvest years indicated, the production and sales volumes for our coffee:

	Harvest Year
Coffee Production & Sales	2009/2010	2008/2009	2007/2008

Coffee plantation (hectares)	1,632	1,632	1,597
Coffee pruning area (hectares)	406	241	—
Coffee production (tons)	2,407	2,412	3,028

	Nine-Month
	Period Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007
	(In thousands of $)

Coffee sales (thousands of $)	4,668	14,265	15,948	7,267

We grow coffee in western Bahia, Brazil, where agro-ecological conditions are well-suited for producing “specialty coffee” due to the availability of water for irrigation, the absence of frosts, and the possibility of having a fully mechanized harvest due to flat topography. These conditions allow us to obtain a stable bean quality and to reduce yield volatility. We grow coffee on three farms and have 1,632 hectares of planted coffee trees and have available land and water to expand our operations to 2,700 hectares. In the 2007/2008 harvest year, our total coffee production was 3,028 tons. In the 2008/2009 harvest year, our total coffee production was 2,412 tons. In the 2009/2010 harvest year, we produced 2,407 tons of coffee.

Coffee comprised 5% of our total sales in 2007, 7% of our total sales in 2008, 5% of our total sales in 2009 and 2% of our total sales for the nine-month period ended September 30, 2010.

Coffee Production Process

Coffee seeds are initially planted in nursery beds where they are raised and nurtured in a protected environment until they reach a height of approximately 50 to 60 cm, which takes between 8 to 12 months. Coffee plants are then transplanted to the coffee fields where they grow for about two years, after which the coffee tree is harvested for the first time and begins its productive cycle. Productive maturity is achieved during the fifth year, and coffee trees remain productive until the tree reaches 15 to 20 years of age, at which point the tree must be replaced. Coffee trees require annual maintenance consisting of fertilization, pest and disease control and irrigation if necessary. Additionally, coffee trees must undergo a pruning program every 4 to 5 years to maintain the shape of the tree adequate for mechanized harvesting, which usually results in higher yields.

The coffee harvest year lasts from August of each year to August of the following year. The plantation is treated for approximately nine months, from August of each year until May of the following year. In late May or early June, the harvest begins, which lasts until mid-August. After harvesting, we begin the processing process, which lasts until the end of October.

We process coffee at our facilities. The three processing stages coffee undergoes prior to commercialization are pulping, drying and sorting into various types according to world market demand.

Dairy Business

We conduct our dairy operation in two of our farms located in the Argentine humid pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains, forage and grass produced efficiently and at low cost and the favorable weather for cow comfort.

The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily liter production per cow and our total milk production:

	Nine-Month
	Period Ended
	September 30,	Year Ended December 31,
Dairy Herd & Production	2010	2009	2008	2007

Total dairy herd (head)	9,669	9,743	9,587	8,838
Average milking cows	4,246	4,594	4,377	3,837
Average daily production (liters per cow)	25.3	28.3	26.9	24.7
Total production (thousands of liters)	29,299	47,479	43,110	34,592

	Nine-Month
	Period Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007
	(In thousands of $)

Sales (thousands of $)	10,043	11,894	14,821	17,841

As of September 30, 2010, we owned a dairy herd of 9,669 head, including 4,246 cows and heifers in milk. Our dairy operation consists of three dairy facilities — two traditional grazing dairies and one advanced “free stall” dairy. During the year ended December 31, 2009, our milk production was 10% higher than in the year ended December 31, 2008 due to a 5% higher milk productivity rate per cow, driven by our “free stall” dairy method and an increase of 5% more milking cows. In 2009, our cows produced an average of 28.3 liters of milk per cow per day compared to approximately 26.9 liters per cow per day in 2008. Our facilities allow us to milk 5,000 cows per day.

Dairy comprised 13% of our total sales in 2007, 6% of our total sales in 2008, 4% of our total sales in 2009 and 4% of our total sales for the nine-month period ended September 30, 2010.

Production Process

We have genetically improved our Holando Argentino Holstein dairy herd through the use of imported semen from North American Holstein bulls. We wean calves during the 24 hours subsequent to birth and during the next 60 days raise them on pasteurized milk and high protein meal. Male calves are fed concentrates and hay for an additional 30 days in the farm before they are sent to our feedlot to be fattened for sale. Young heifers remain in open corrals during the next 13 months where they are fed with concentrates and forage until they are ready for breeding. Calving occurs nine months later. Heifers are subsequently milked for an average of 320 days. Dairy cows are once again inseminated during the 60- to 90-day period following calving. This process is repeated once a year for a period of six or seven years. The pregnancy rate for our herd is between 85% and 90% per year.

Each cow in our dairy herd is mechanically milked two or three times a day depending on the production system. The milk obtained is cooled to less than four degrees centigrade in order to preserve its quality and is then stored in a tank. Milk is delivered to our joint venture, “La Lácteo,” on a daily basis by tank trucks. We feed our dairy cows mainly with corn and alfalfa silages, some grass and corn grain, supplemented as needed with soybean by-products, hay, vitamins and minerals.

We have invested in technology to improve the genetics of our cows, animal health and feeding in order to enhance our milk production. These investments include top quality semen from genetically improved North American Holstein bulls, agricultural machinery and devices, use of dietary supplements and modern equipment to control individual milk production and cooling. Our feeding program is focused on high conversion of feed into milk, while maintaining cows in good health and comfort. We have also invested in technology and know-how so as to increase our forage production and utilization.

In 2007, we began the construction of an advanced “free-stall” dairy in Argentina, which we believe was the first of its kind in South America, and started operating in March 2008. This new technology allows large-scale milk production at increased efficiency levels. Our free-stall dairy model consists of 3,000 cows confined inside a large barn where they are free to move within the indoor corrals. We feed our cows specific protein rich diets composed of corn grain and silage and milk them three times a day, using a milking mechanism consisting of an 80-cow rotary platform, which milks an average of 400 cows per hour.

Implementation of the free-stall system allows us to position ourselves as a key player in the dairy industry and will boost our agricultural and industrial integration presence in the South American agricultural sector. By eliminating cow grazing, we reduce the amount of land utilized for milk production and free up more land for our agricultural and land development activities. Cow productivity (measured in liters of milk produced per day) using the free-stall system increases by up to 40% compared to traditional grazing systems. These productivity gains are because the free-stall system significantly improves the conversion rate of animal feed to milk, resulting in an approximate 40% increase in the conversion ratio, or the production of 1.4 liters of milk for each 1 kg of animal feed as compared to the average of 1 liter of milk for each 1 kg of feed associated with the usual grazing model.

This increased productivity and conversion rate are mainly due to improved cow comfort and an enhanced diet quality. We assess cow comfort through the engagement of expert consultants, who recommended designing beds covered with sand. The sand plays a significant role in helping cows to rest comfortably. Additionally, we installed a cooling system to increase cow comfort as well. This system relies on water sprinklers and ventilation fans located all over the facility to create a controlled, cool atmosphere, which improves cow comfort since the Holstein herd is originally adapted to cold regions. Additionally, we manage diet quality by adapting our feeding regimen based on the various feeding stages in the lifetime of each cow. The actual feeding is fully mechanized, and we carefully control the harvesting and storage of feed. The control of all productivity variables, such as reproduction, health and operations, supports efficiency gains through standardized processes. Finally, the physical concentration of the animals facilitates efficient overall management of the dairy business as a whole. In terms of the environment, the free-stall model allows for a better effluent treatment, which includes a sand-manure separator stage, a decantation pool and an anaerobic lagoon. All these processes help to decrease the organic matter content of the effluent and deliver a cleaner output. The final treated effluent is used to fert-irrigate crops adjacent to the dairy operation. Accordingly, we transform dairy waste into a high value-added by-product, which reduces fertilizer usage.

The free-stall dairy is expected to allow us to become an efficient large-scale milk producer and optimize the use of our resources (land, cattle and capital) through the standardization of processes. Process standardization provides high operational control and allows us to scale-up our production efficiently and quickly.

La Lácteo Joint Venture

In 2007, Adecoagro entered into an agreement with Agropur Cooperative, a Canadian-based dairy cooperative, to form a joint venture named Grupo La Lácteo. In this transaction, we contributed our wholly owned subsidiary La Lácteo S.A., an entity engaged in the processing and sale of milk and milk-related products (previously acquired in August 2007), while Agropur Cooperative contributed cash. Each of us and Agropur Cooperative owns 50% of the joint venture, and the joint venture agreement in place creates joint control over Grupo La Lácteo. The formation of this joint venture was completed in December 2007. La Lácteo currently processes 250,000 liters of milk per day, producing a broad variety of dairy products including fluid milk, yogurt, butter, cheese, and others.

On November 7, 2007, Adeco Agropecuaria S.A. entered into a Milk Supply Offer Agreement with La Lácteo S.A. (as amended on February 1, 2010), pursuant to which we committed to sell and La Lácteo S.A. committed to purchase, approximately 80,000 liters of Adeco Agropecuaria S.A.’s milk production per day. See “Related Party Transactions — Milk Supply Agreement.” All of our production for the domestic market is industrialized at La Lácteo S.A., while our export volumes of powdered milk are industrialized in plants operated by third parties.

Cattle Business

Until December 2009, we owned approximately 58,348 head of cattle — other than our cows used for the production of raw milk — which we fattened for sale to meat processors and in local livestock auction markets. Our cattle business primarily consisted of beef breeding and fattening activities during the years ended December 31, 2009, 2008 and 2007. In December 2009, we strategically decided to sell almost all of our cattle herd — other than our dairy cows — to Quickfood S.A. (“Quickfood”), an Argentine company listed on the Buenos Aires Stock Exchange and a subsidiary of the Brazilian company Marfrig Alimentos S.A. (“Marfrig”), for a purchase price of $14.2 million. Additionally, we entered into a lease agreement under which Quickfood leases grazing land from us to raise and fatten the purchased cattle. As required by antitrust law, we reported this transaction to the CNDC. The CNDC’s administrative approval of the transaction is pending. We do not believe that the CNDC will object to the form and substance of the transaction. See “— Material Agreements — Argentina — Agreement with Quickfood S.A.”

After this sale, our cattle business primarily consists of leasing (i) approximately 74,000 hectares of grazing land located in the Argentine provinces of Corrientes, Formosa, Santa Fe and Santiago del Estero, for an annual price equal to the equivalent in Argentine Pesos of 30 kilograms of meat per hectare, calculated in accordance with the Steer Index of the Liniers Market (INML), for a period of 10 years, renewable by the parties and (ii) two feed lots located in the Argentine provinces of Corrientes and Santa Fe, for an annual price of $25,000 each. Additionally, we currently own approximately 1,625 head of cattle and two cattle feedlots with a capacity to hold 6,500 head, which we use for fattening activities. We may purchase additional cattle in the future.

The following table indicates, for the periods set forth below, the number of cattle (other than dairy cows) for each activity we pursued:

	Year Ended December 31,
	2009	2008	2007
	(Head of cattle)

Breeding(1)	—	79,784	91,263
Fattening	2,804	15,881	13,278

Total	2,804	95,665	104,541

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.

The cattle business comprised 5% of our total sales in 2007, 4% of our total sales in 2008, 9% of our total sales in 2009 and 4% of our total sales for the nine-month period ended September 30, 2010.

Storage and Conditioning

Our storage and conditioning facilities for our farming line of business allow us to condition, store and deliver our products with no third-party involvement. All our crop storage facilities are located close to our farms, allowing us to (i) reduce storage and conditioning costs; (ii) reduce freight costs since we only commence moving the product once the final destination is determined, whether locally or to a port, (iii) capitalize on fluctuations in the prices of commodities, and (iv) improve commercial performance by mixing grains to avoid discounts due to sub-standard quality.

We own five conditioning and storage facilities for grains and oilseeds, with a total built storage capacity of 28,800 tons. Our largest storage facility, with a capacity of 18,700 tons, is located in the province of Santa Fe, Argentina, in the town of Christophersen. It has a railway loading terminal, providing logistical flexibility and savings. We also own in Argentina three rice mills, which account for approximately 190,000 tons of storage capacity, and two additional storage and conditioning facilities for rice handling, with a total storage capacity of 5,700 tons.

Set forth below is our storage capacity as of September 30, 2010:

Storage Capacity	Nominal

Crops (tons)	28,800
Rice (tons)	112,900

In addition, we use silo bags to increase our storage capacity at low cost. Silo bags are a revolutionary and efficient low-cost method for grain storage. As crops are harvested, they are placed inside large polyethylene bags that can be left in the fields for approximately 12 months without damaging the grain. Each silo bag can hold up to 180 to 200 tons of product, depending on the type of grain. During the 2009/2010 harvest year, we stored approximately 30% of our grain production through silo bags.

Silo bags offer important operational and logistic advantages, such as (i) low cost storage; (ii) flexible and scalable capacity that is adapted based on production and commercial strategy; (iii) harvest efficiencies since the bags are filled on the field allowing for a non-stop harvest operation regardless of any logistical setbacks; (iv) logistic efficiencies leading to lower freight since grains are transported during the off-season when truck fares are lower; (v) increased ability to monitor quality and identify different grain qualities, since grains are stored in relatively small amounts (200 tons) and easily monitored, maximizing our commercial performance; and (vi) better use of our drying capacity throughout the year. Silo bags are commercially accepted. Grains stored in silo bags can be sold in the market, and if such grains are to be delivered post harvest, we charge storage costs. Additionally, we can store grains to be used as seed during the following season (soybeans, rice and wheat), achieving quality seed management. We have expanded the use of silo bags from Argentina to our operations in Brazil and Uruguay. Currently, we are extending the usage of silo bags to store fertilizers and are developing their use with respect to coffee beans.

Grain conditioning facilities at our farms allow our trade desk to optimize commercialization costs and to achieve commercial quality standards and avoid price discounts. These facilities are operated to dry, clean, mix and separate different qualities of each grain in order to achieve commercial standards. By mixing different batches of a same grain type, differentiated by quality parameters such as moisture, percentage broken, and percentage damaged, among others, we can achieve commercial standards without having to discount a lower-quality stand-alone batch. Efficient management of these facilities results in a lower cost for grain conditioning and a better achievable price. In order to maximize this situation, our conditioning facilities trend to process as much grain as possible, which is roughly more than four times their storage capacity.

Drying Capacity	Nominal

Crops (tons/day)	2,400
Rice (tons/day)	4,900

Some grains such as soybeans, wheat and rice, can be used for seed during the next planting season. We produce almost 97% of the seed used for planting these crops in our fields. The seed is stored in silo bags and/or grain facilities, where it can be processed, classified, and prepared for planting during next crop season. A deep survey and monitoring process is carried out in order to evaluate, control and deliver high quality seed to our farms.

The rest of our seed requirements are purchased from seed suppliers in order to incorporate new enhanced varieties into our planting plan.

Additionally, we own two coffee processing facilities in Brazil, where we clean, dry and classify different types of commercial coffee beans. Apart from processing, those facilities have a storage capacity of 30,400 bags, or 1,800 tons of processed coffee.

Marketing, Sales and Distribution

Crops

In Argentina, grain prices are based on the market prices quoted on Argentine grain exchanges, such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario, which use as a reference the prevailing prices in international grain exchanges (including CBOT and ICE-NY). In Uruguay, local prices are based on an export parity (during harvest) or import parity in the case of post-harvest sales, which, in each case, take into account the prices and costs associated with each market. In Brazil, the grain market includes the Brazilian Grain Exchange (Bolsa de Mercadorias e Futuros), which, as in Argentina, uses as a price reference the international grain exchanges (including CBOT and ICE-NY). Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between us and the end buyer. We negotiate sales with the top traders and industrial companies in our markets. We also engage in hedging positions by buying and selling futures and options in commodities exchanges, including the Chicago Board of Trade, the New York Board of Trade, BM&FBOVESPA and the Mercado a Término de Buenos Aires (“MATBA”).

Soybeans:  Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 74% of the soybean crop is hedged pre-harvest, by forward sales, sales in the futures markets, and production agreements. Post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel). Our largest customers are Noble, LDC, Molinos Rio de la Plata and Bunge comprising approximately 78% of our sales in the year ended December 31, 2009. In Argentina, the applicable export tax rate on soybeans is 35%.

Corn:  Approximately 60% to 70% of our Argentine and Uruguayan production, respectively, is exported, with the remainder destined for domestic use in feedlots, the poultry industry and in our dairy operations. All of our Brazilian production is sold domestically for regional consumption. We typically sell about 50% of our corn pre-harvest due to logistical issues. We sell approximately 10% of our corn production for special products such as popcorn and corn seed. Our largest customers are Cargill, Noble, Bunge, LDC and POP Argentina, comprising approximately 70% of our sales in the year ended December 31, 2009. In Argentina, the applicable export tax rate on corn is 20%.

Wheat:  We sell the majority of our wheat into the export market (63% of our Argentine production and 47% of our Uruguayan production), followed by local mills (29% of our Argentine production and 43% of our Uruguayan production) and feed wheat buyers. Brazil is the main importer of our wheat. Due to logistics, we sell to the export market during harvest time and store the higher quality wheat to sell later in the year to local millers. We typically sell half of our wheat production pre-harvest. Our largest customers are LDC, Bunge, Cargill and Alfred Toepfer, comprising approximately 60% of our sales in the year ended December 31, 2009. In Argentina, the applicable export tax rate on wheat is 23%.

Sunflower:  Our sunflower production from Argentina and Uruguay is sold to local crushing companies. Sales are made pursuant to forward sales, spot sales and production agreements (as sunflower for confectionary and seed). Our largest customers are Molinos Rio de la Plata, Vicentin, Nidera and Argensun, comprising approximately 95% of our sales in the year ended December 31, 2009. In Argentina, the applicable export tax rate is 32%.

Cotton:  We typically make pre-harvest sales of cotton fiber produced in Brazil into the export market. Sales for the textile industry are based on domestic demand and premiums. Our largest customers are Agrovita, Multigrain and Noble. Cottonseed is sold in the domestic market to meet feed demand and to crushers (producing oil for domestic use or biodiesel).

Rice

Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 68% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. Brazil is the largest importer of our rice with 39% of our exported volume, followed by Iraq with 25%, and the remainder sold to Europe, South America and West Africa. In November 2007, we began to promote our rice in the Brazilian retail market, promoted by our Monte Alegre brand of sugar. Argentina’s retail market is comprised of four types of rice and three brands that have a 14.3% market share. Rice prices are based on regional supply demand and exchange rate in Brazil. Our largest customers for rice are SAIF International Ltd., VA Intertrading, Josapar Cerealista, São João and

Camil, comprising approximately 40% of our sales in the year ended December 31, 2009. In Argentina, the applicable export tax rate is 10% for rough rice and 5% for white rice.

Coffee

Coffee is available for sale commencing after it is harvested and processed in July — August of each year. We export our own high quality coffee to the European, U.S. and Japanese markets, where our “specialty coffee” grade product is received by the gourmet segment. Our coffee is certified by the most respected organizations in the sector such as UTZ and Rainforest Alliance. Our largest importer is the European Union with 41% of our sales, followed by the U.S. Twenty-five percent of our coffee production is sold in the domestic Brazilian market. Coffee prices are based on international grain exchanges (ICE-NY) and have a local reference in BM&FBOVESPA. We negotiate quality premiums or discounts and delivery conditions the end buyer. Our largest customers for coffee are Paragon and KB Commodities GRV, comprising approximately 37% of our net sales in the year ended December 31, 2009.

Dairy

During most of 2007, we sold our entire raw milk production to top Argentine dairy companies such as Groupe DANONE, Nestlé Dairy Partners Americas (“DPA”) and Mastellone. These companies manufacture a range of consumer products sold in Argentina and abroad. On November 7, 2007, we entered into a Milk Supply Agreement with La Lácteo S.A., pursuant to which we committed to sell to La Lácteo S.A. approximately 80,000 liters of our milk production per day subject to certain conditions. See “— Material Agreements — Milk Supply Agreement” and “Related Party Transactions — Milk Supply Agreement.” We negotiate the price of raw milk on a monthly basis in accordance with domestic supply and demand with these companies, including La Lácteo S.A. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain for our milk also rises or falls based on the content of bacteria and somatic cells.

Sugar, Ethanol and Energy

Sugarcane

Sugarcane is the most efficient agricultural raw material used in the production of sugar and ethanol. Ethanol produced from sugarcane is highly regarded as an environmentally friendly biofuel with the following characteristics.

•	Renewable: Sugarcane ethanol, unlike coal or oil, which can be depleted, is produced from sugarcane plants that grow back year after year, provided that they are replanted every six to eight years.

•	Sustainable: Sugarcane only needs to be replanted every five to seven years, as a semi-perennial crop. It can be harvested without uprooting the plant, and therefore its cultivation has less of an impact on the soil and the surrounding environment. The mechanization of the harvesting and planting process further improves sustainable agricultural management.

•	Energy Efficient: Sugarcane is highly efficient in converting sunlight, water and carbon dioxide into stored energy. The energy output of sugarcane is equal to nine times the energy input used in the production process, whereas the energy output of corn ethanol is only about 1.9 to 2.3 times the energy input used in its production process. Sugarcane produces seven times more energy compared to corn in ethanol production.

•	Low Carbon Emissions: Compared to gasoline, sugarcane ethanol reduces greenhouse gases by more than 61%, which is the greatest reduction of any other liquid biofuel produced today in large quantities. Ethanol made from sugarcane is deemed an advanced biofuel by the United States EPA.

•	Synergies: The main raw material used in the production of electricity in sugar mills is bagasse, which is a by-product of the sugarcane milling process, allowing for a renewable source of co-generated electricity.

Sugarcane is a tropical grass that grows best in locations with stable, warm temperatures and high humidity, although cold and dry winters are an important factor for the sucrose concentration of sugarcane. The climate and topography of the center-south region of Brazil is ideal for the cultivation of sugarcane and accounts for approximately 85% of Brazil’s sugarcane production.

We grow sugarcane in the center-south region of Brazil on 9,098 hectares of our own land and 45,267 hectares of land leased through agriculture partnerships. Under these agreements, our partners lease land to us on which we cultivate sugarcane for six-year terms. Lease payments are based on the market value of the sugarcane set forth by Consecana regulations. We planted and harvested approximately 94% of the total sugarcane we milled during 2009, with the remaining 6% purchased directly from third parties at prices set forth by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol.

The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Nine-Month
	Period Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007

Grown on our owned and leased land (tons)	2,810,050	2,075,531	1,376,763	889,355
Purchased from third parties (tons)	130,830	139,498	29,695	1,792

Total (tons)	2,940,879	2,215,029	1,406,458	891,147

Sugarcane Harvesting Cycle

The annual sugarcane harvesting period in the center-south region of Brazil begins in April and ends in December of each year. We plant several sugarcane varieties, depending on the quality of the soil, the local microclimate and the estimated date of harvest of such area. Once planted, sugarcane can be harvested, once a year, up to six to eight consecutive years. With each subsequent harvest, agricultural yields decrease. The plantations must be carefully managed and treated during the year in order to continue to attain sugar yields similar to a newly-planted crop.

We believe we own one of the most mechanized planting and harvesting operations in Brazil. Our sugarcane harvesting process is currently 77% mechanized (100% at Angélica mill and 27% at UMA mill) and the remaining 23% is harvested manually. Mechanized harvesting does not require burning prior to harvesting, significantly reducing environmental impact when compared to manual harvesting. In addition, the leaves that remain on the fields after the sugarcane has been harvested mechanically create a protective cover for the soil, reducing evaporation and protecting it from sunlight and erosion. This protective cover of leaves decomposes into organic material over time, which increases the fertility of the soil. Mechanized harvesting is more time efficient and has lower costs when compared to manual harvesting. In 2009, we planted 53% of the total planted sugarcane area using mechanized planting equipment, compared to 80% in 2008 and 77% in 2007. The decline in mechanized planting in 2009 was a result of an increase in the total sugarcane planting area to 17,670 hectares compared to 11,933 in 2008 and 9,129 in 2007, which was driven by the expansion of the Angélica mill. We intend to continue developing and improving our mechanization process in order to reach full mechanization of the sugarcane planting and harvesting process.

Sugarcane is ready for harvesting when the crop’s sucrose content is at its highest level. Sucrose content and sugarcane yield (tons of cane per hectare) are important measures of productivity for our harvesting operations. Geographical factors, such as soil quality, topography and climate, as well as agricultural techniques that we implement, affect our productivity. Since most sugar mills produce both sugar and ethanol in variable mixes, the industry has adopted a conversion index for measuring sugar and ethanol production capacity, the Total Recoverable Sugar, or TRS, index, which measures the amount of kilograms of sugar per ton of sugarcane.

During the 2009 harvest, UMA harvested sugarcane with a TRS of 137.50%, compared to an average of 129.26% in the center-south region of Brazil generally. Angélica’s TRS for the same period reached 119.11% due to lack of rain during the sugarcane development stage (October through April) and an excess of rains during harvest time. In the current 2010 harvest, through September, UMA and Angélica have recorded TRS levels of 138.95% and 138.17%, respectively, in both cases higher than the average of the Brazilian center-south region.

In addition, during the 2009 harvest, we harvested an average of 93 tons of sugarcane per hectare of our own and leased land.

Once the sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 20 kilometers at UMA and 40 kilometers at Angélica. The construction of our new mill at Ivinhema is expected to halve the average transportation distance for Angélica, significantly reducing our transportation costs, as 42% of the cane currently processed at Angélica has been planted closer to the site where Ivinhema is being built.

Our Mills

We currently own and operate two sugar mills in Brazil, Angélica and UMA, and are in the process of obtaining the necessary authorizations to start building a third sugar mill, Ivinhema, to complete our sugarcane crushing cluster in Mato Gross do Sul. Our mills produce sugar, ethanol and electricity, and accordingly, we have some flexibility to adjust our production between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of September 30, 2010, our sugar mills had a total installed crushing capacity of 5.2 million tons of sugarcane. As of the date of this prospectus, we have concluded the 2010/11 harvest at both mills, crushing an aggregate volume of 4.0 million tons of sugarcane.

UMA is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99% of the sugarcane milled at UMA, with the remaining 1% acquired from third parties. On December 3, 2010, UMA concluded its harvest operations for the 2010/11 season, crushing a record volume of 1.14 million tons of sugarcane.

Angelica is a new, advanced mill, which we built in the state of Mato Grosso do Sul, Brazil, with a total sugarcane crushing capacity of 4.0 million tons per year. Angelica has been equipped with two modern high pressure boilers and three turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate approximately 96 MW of electricity that is used to power the mill with an excess of 64MW available for sale to the power grid. During the first half of 2010, we concluded the construction of the sugar factory commencing the production of sugar in July 2010. Angelica now has the flexibility to vary the product slate between 60% to 40% for either products. We grow and harvest over 91% of the sugarcane milled at Angélica, allowing us to have a stable supply and superior quality control of our raw material. On December 22, 2010, Angelica concluded its harvest operations for the 2010/11 season, crushing a total of 2.88 million tons of sugarcane. Although construction of the mill and industrial equipment has been concluded, Angelica will not mill at full capacity until 2012, when the size of our sugarcane plantations catches up to the capacity of the mill.

As of September 30, 2010, accumulated capital expenditures in Angelica, including cost expensed in cane planting and excluding investments in land and working capital, reached R$900.3 million, or approximately $121 per ton of crushing capacity. The table below shows our investment breakdown:

Capital Expenditures	R$ millions	US$ per ton(1)

Industrial equipment	520.5	70
Agricultural equipment	131.3	18
Sugarcane planting cost	248.5	34

Total	900.3	121

(1)	Considers a weighted average R$/US$ exchange rate of 1.855.

We plan to fund a part of the construction costs of our third mill, Ivinhema, using a portion of the proceeds from this offering and, assuming it is consummated, the Al Gharrafa Transaction, with the remaining construction costs being covered by cash from operations and additional indebtedness (see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company”). Ivinhema is expected to have a crushing capacity of 6.3 million tons of sugarcane per year when it reaches full capacity in 2017, increasing our total sugarcane crushing capacity to 11.5 million tons per year. We expect to grow 100% of the sugarcane milled at Ivinhema, expanding our cluster’s plantation to over 110,000 hectares. Ivinhema is being built at Fazenda Carmen, approximately 45 kilometers from our existing Angélica mill. With the construction of Ivinhema, we expect to capitalize on the synergies and economics of scale that will result from large-scale sugarcane production and industrial operation, including centralized management of both mills, harvesting efficiencies due to the ability to conduct non-stop harvesting, and lower transportation costs. The construction of Ivinhema has already commenced, with one boiler under construction for which we have already incurred $8.2 million in construction costs through September 30, 2010. We estimate that we will need to invest an additional $690 million to complete the construction of Ivinhema ($230 million of which we expect to raise through the IPO). See “Risk Factors — Risks Related to Our Business and Industries — Adverse conditions may create delays in the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments.” In addition, we have identified and purchased suitable land for the industrial site, acquired three farms constituting 8,363 hectares of land for a total purchase price of $30.2 million and leased or have agriculture partnerships for an additional 14,230 hectares in the region, which have been planted with sugarcane.

The construction and operation of the Ivinhema mill is subject to environmental licensing. Generally, the environmental agencies of each state are responsible for issuing environmental permits. The criteria for environmental licensing is defined and regulated by National Council of the Environment (“CONAMA”), under Resolution No. 237, of December 19, 1997.

We own the industrial site and the aforementioned farms, but since Ivinhema is a greenfield project, we are still in the stage of applying for the environmental licenses required for its development. We obtained the licença prévia (preliminary license) from Instituto de Meio Ambiete de Mato Grosso do Sul (“IMASUL”) on November 26, 2010. We will still require an installation license to commence the construction of the mill.

Failure to obtain any license may subject us to the administrative sanctions set forth in Federal Decree No. 6514/2008 (with fines up to $25 million), in addition to other administrative penalties (i.e., warnings, injunction on work or activities, partial or total suspension of activities) and potential criminal sanctions set forth in Law 9605/98.

In addition to environmental operational licenses, Ivinhema must obtain other permits including for water capture and use of controlled products, among others.

Although Angélica and UMA are licensed by ANEEL, any exchange or assignment of assets among our subsidiaries would probably require an amendment to the ANEEL licenses.

Our Main Products

The following table sets forth a breakdown of our production volumes by product for the years indicated:

	Nine-Month
	Period Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007

Sugar	166,001	52,968	67,772	72,372
Ethanol	134,086	132,492	70,067	29,375
Energy	100,079	128,291	—	—

Note: Sugar volumes are measured in thousands of tons (Raw Value), ethanol volumes are measured in thousand cubic meters, and electricity is measured in MWh.

The following table sets forth our global sales for each of the sugarcane by-products we produce for the years indicated:

	Nine-Month
	Period Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007
	(In thousands of $)

Sugar	49,979	26,143	20,495	17,133
Ethanol	64,536	62,811	29,385	7,289
Energy	9,847	8,216	—	—
Total(1)	124,604	97,587	51,171	24,422

(1)	Includes sales of sugarcane and other miscellaneous items to third parties of $242 thousand during the first nine months of 2010 and $417 thousand and $1,291 thousand during 2009 and 2008, respectively.

Sugar

Our current maximum sugar production capacity is 2,400 tons per day which, in a normal year of 4,400 hours of milling, results in an annual sugar maximum production capacity of over 455,000 tons of sugar. Angélica’s sugar factory started operations during 2010 and has a production capacity of 1,800 tons per day. UMA’s capacity was increased last year to 600 tons per day when cogeneration was installed. In 2008, we produced 67,772 tons of sugar at the UMA mill; in 2009, sugar production decreased to 52,968 tons of sugar at the UMA mill due to delays in the construction and excess rainfall.

We produce two types of sugar: very high polarization (“VHP”) standard draw sugar and white crystal sugar. VHP sugar, a raw sugar with a 99.3% or higher sucrose content, is similar to the type of sugar traded in major commodities exchanges, including the standard NY11 contract. The main difference between VHP sugar and NY11 raw sugar is the sugar content of VHP sugar, and it therefore commands a price premium over NY11 raw sugar. Crystal sugar is a non-refined white sugar (color 150 ICUMSA) produced directly from sugarcane juice.

Sugar sales comprised 12% of our total sales in 2007, 8% of our total sales in 2008 and 8% of our total sales in 2009.

Ethanol

Our current maximum ethanol production capacity is of 1,400 cubic meters per day which, in a normal year of 4,400 hours of milling, results in an annual ethanol maximum production capacity of over 263,000 cubic meters of ethanol. In 2009, we produced 132,492 cubic meters of ethanol.

We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol (as further described in “— Production Process — Ethanol”). Ethanol sales comprised 5% of our total sales in 2007, 12% of our total sales in 2008 and 20% of our total sales in 2009.

Cogeneration

We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our two mills located in Brazil. Our total installed cogeneration capacity is approximately 112 MW, and 75 MW are available for resale to third parties after supplying our mills’ energy requirements. Having this ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our two mills are duly licensed by ANEEL to generate and sell electricity. During the year ended December 31, 2009, we sold 128,291 MWh to the local electricity market, comprising 3% of our total sales in 2009. We did not sell electricity in 2008 and 2007.

Production Process

Sugar.  There are essentially five steps in the sugar manufacturing process. First, we crush the sugarcane to extract the sugarcane juice. We then treat the juice to remove impurities. The residue is used to make an organic compost used as fertilizer in our sugarcane fields. The juice is then boiled until the sugar crystallizes, and sugar is then separated from the molasses (glucose which does not crystallize) by centrifugation. The resulting sugar is dried and sent to storage and/or packaging. We use the molasses in our production of ethanol.

Ethanol.  Ethanol is produced through the fermentation of sugarcane juice or diluted molasses. Initially, we process the sugarcane used in ethanol production the same way that we process it for sugar production. The molasses resulting from this process is mixed with clear juice and then with yeast in fermentation vats, and the resulting wine has an ethanol content of approximately 8% to 10%. After the fermentation is complete, the yeast is separated for recycling in the ethanol production process. We distill the wine to obtain hydrous ethanol. In order to produce anhydrous ethanol, hydrous ethanol undergoes a dehydration process in a molecular sieve. The liquid remaining after these processes is called vinasse, which we further process to make liquid organic fertilizer that we use in our sugarcane plantations.

Cogeneration.  Sugarcane is composed of water, fibers, sucrose and other sugars and minerals. When the sugarcane goes through the milling process, we separate the water, sugar and minerals from the fibers or sugarcane bagasse. Bagasse is an important sub-product of sugarcane, and it is used as fuel for the boilers in our mills. Sugarcane bagasse is burned in our state-of-the-art boilers to produce high pressure steam (67 atm) which is used in our high-efficiency turbo-generators to generate electricity to power our mills. The excess electricity, about 67% of production, is sold to the national power grid.

The following flow chart demonstrates the sugar, ethanol and cogeneration production process:

Historically, the energy produced by Brazilian mills has not been price competitive when compared to the low-cost Brazilian hydro-electricity, which accounts for almost 90% of the country’s electricity matrix.

Consequently, the majority of the groups in the sugar and ethanol sector have not invested in expanding their energy generation for sale, and the majority of the mills were constructed with less efficient, low-pressure boilers. Since 2000, the Brazilian economy has experienced significant growth, which in turn has resulted in increased demand for energy.

However, hydro- and thermo-electricity have not been able to keep pace for the following reasons: (1) new hydro-electric plants are located in regions (such as the Amazon) distant from consumption centers; (2) significant lead-time is required to construct new hydro- and thermo-electric plants; (3) significant investments are required for transmission lines, pipelines (for natural gas used in thermo-electric plants) and barges; (4) significant environmental costs are associated with both types of electricity generation; and (5) prices for fuel (natural gas) used in the generation of thermo-electricity have increased resulting in greater dependence on Bolivia (Brazil’s principal natural gas supplier). As a result, energy prices in Brazil have been increasing, and alternative sources, such as the electricity from the cogeneration of sugarcane bagasse, have become increasingly competitive and viable options to satisfy the increasing energy demands. Sugarcane bagasse cogeneration is particularly competitive since sugarcane-based electricity is generated following the sugarcane harvest and milling which occurs during the dry season in Brazil, when hydroelectric generation is at its lowest levels.

The main advantages of energy generated by sugarcane bagasse are:

•	It is a clean and renewable energy;

•	It complements hydropower, the main source of Brazilian energy, as it is generated during the sugarcane harvest period (April to December) when water reservoirs are at their lowest level;

•	It requires a short period of time to start operations; and

•	It requires only a small investment in transmission lines when plants are located close to consumer centers.

Our total installed cogeneration capacity at the Angélica and UMA mills together is 112 MW, of which 75 MW are available for sale to the market. Ivinhema is planned to have full cogeneration capacity as well and is expected to generate 184 MW by 2017, of which 131 MW are expected to be available for sale to the market.

We believe that there is a high potential for growth in the generation of electricity, and we are prepared to make investments to the extent that prices of Brazilian energy justify making such investments. We are currently investing $7.2 million in a “trash separation” system at Angélica, which will allow us to increase our energy output by over 50%, generating returns over invested capital of over 80%.

Storage and Conditioning

Our sugar and ethanol storage and conditioning facilities are located at our mill sites and allow us to deliver our products when they are ready to be commercialized with no third-party involvement. Having such facilities at mill sites allows us to (i) reduce storage and conditioning costs; (ii) reduce freight costs since we only commence moving the product once the final destination is determined, whether locally or to a port, and (iii) capitalize on fluctuations in the prices of sugar and ethanol.

Nominal Storage Capacity	Angélica	UMA	Total

Ethanol (cubic meters)	120,800	27,000	147,900
Sugar (tons)	90,000	36,400	126,400

Marketing, Sales and Distribution

Sugar:  We sell sugar both in the domestic and the international markets at prices that depend on our price parity calculation, which considers each market’s price and the associated costs. Prices for the sugar we sell in Brazil are set, using an index calculated by the Agriculture College of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz, or “ESALQ”), with a premium in the state of Minas Gerais due to the use of our regional brand, “Monte Alegre,” the market leader in the southern part of that state. Prices for the sugar we export are set in accordance with international market prices. International prices for raw sugar are established in accordance with the NY11 futures contracts. Our largest customers for sugar are EDF Man Sugar Ltd., Bunge International Commerce Ltd., Noble Americas Corp. and Copersucar Trading A.V.V., comprising approximately 78% of our sales in the period ended September 30, 2010.

Ethanol:  Almost all of our ethanol sales are in the domestic Brazilian market given the increasing demand generated from the increase in flex-fuel vehicles in Brazil. Our ethanol sales are not made through the execution of formal agreements. Instead, sales are made through daily sale orders intermediated by specialized brokerage firms that act in the ethanol domestic market, whose role is to intermediate the sale of ethanol between the ethanol producers and the domestic ethanol distribution companies, and prices are set using the ESALQ and the futures and commodity exchange of the BM&FBOVESPA indices for ethanol as a reference. Our largest customers by volume were Petrobras Distribuidora S.A., Cosan Combustíveis e Lubrificantes S.A. and Shell Brasil Ltda., comprising approximately 67% of our sales in the period ended September 30, 2010.

Cogeneration:  We also sell electricity co-generated at our sugar and ethanol mills to local electricity commercialization companies and directly to the spot market. Sales are made in the spot market with brokers, through government auctions, to distributors and through long-term contracts. Our largest customers are Cemig Geração e Transmissão S.A., Câmara de Comercialização de Energia Elétrica and Nova Energia Comercializadora Ltda., comprising approximately 86% of our sales in the period ended September 30, 2010.

The Brazilian energy agency, ANEEL, has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we elect to sell only a portion of the electricity production of our mills through long-term contracts and sell the remainder on the spot market on a daily basis.

In 2009, UMA entered into a 10-year agreement with Companhia Energética de Minas Gerais (“CEMIG”), a state distribution company, for the sale of 9 MW (approximately 52,704 MWh) during the harvest periods each year (May to November of each year) at a rate of R$173.88 per megawatt hour. In 2009, Angélica sold energy in a public auction carried out by Câmara de Comercialização de Energia Elétrica (“CCEE”), whereupon Angélica entered into a 15-year agreement with CCEE for the sale of 87,600 MWh per year at a rate of R$169.52 per megawatt hour. In August 2010, Angélica participated in a public auction, whereupon Angélica will enter into a second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$154.25/MWh. The delivery period for both agreements starts in May and ends in November of each year. The rates under both agreements are adjusted annually for inflation by reference to the National Index of Consumer Prices (“IPCA”).

Land Transformation

Land transformation is an important element of our business model and a driver of value creation. Through land transformation, we optimize land use and increase the productive potential and value of our farmland. Our land transformation model consists of changing the use of underutilized or undermanaged agricultural land to more profitable cash generating agricultural activities, such as turning low cash-yielding cattle pasture land into high cash-yielding croppable land, allowing profitable agricultural activities, such as crop, rice and sugarcane production.

Since our inception, we have successfully identified multiple opportunities for the acquisition of undeveloped or undermanaged farmland with high potential for transformation. During the eight-year period since our inception, we have effectively put into production over 134,080 hectares of land that were previously undeveloped or inefficiently managed and are undergoing the transformation process.

The land transformation process begins by determining the productive potential of each plot of land. This will vary according to soil properties, climate, productive risks, and the available technology in each specific region. Before commencing the transformation process, we perform environmental impact studies to evaluate the potential impact on the local ecosystem, with the goal of promoting environmentally responsible agricultural production and ecosystem preservation, thereby supporting sustainable land use. We do not operate in heavily wooded areas or primarily wetland areas.

The transformation process for underdeveloped and undermanaged land requires us to make initial investments during a period of one to up to three years, and the land reaches stable productive capability the third to seventh year following commencement of the land transformation activities.

The company is engaged in three different categories of the land transformation process which are defined by the previous use of the land:

(i) Undeveloped land (savannahs and natural grasslands): This is the most drastic transformation phase since it demands both physical and chemical transformation of the soil. First, the land is mechanically cleared to remove native vegetation. The soil is then mechanically leveled for agricultural operations: in the case of land being transformed for rice production, this process involves heavy land movements and systematization required for irrigation and drainage channels, roads and bridges. In the case of land destined for sugarcane plantations, land movements will also be necessary for the construction of terraces to prevent the excess of water runoff. Certain soils must be chemically treated and corrected by incorporating nutrients such as limestone, gypsum and phosphorous, as is the case of the Brazilian ‘Cerrado’. Soil correction is not required in Argentina or Uruguay due to the natural fertility of the soil. Pesticides and fertilizers are then applied to the soil in preparation for planting. In the case of land destined for crop production (grains and oilseeds), soybean, which is sometimes referred to as a colonizing crop, is usually planted during the first years due to its resistance to pests, weeds and extreme weather and soil conditions. Thereafter, the land will enter into a crop rotation scheme to reduce the incidence of plague and disease and to balance soil nutrients. In the case of rice and sugar cane, which are produced in a monoculture system, there is no colonizing crop or rotation involved. Intensive plague and weed controls and additional soil correction will take place during these first three to five years. Land productivity or yields, measured in tons of soybean or other crops per hectare, will be initially low and will gradually increase year by year. During the first five to seven years, the yields will increase at high and sustained rates. After the seventh year we consider the land developed as yield volatility is reduced and growth is only achievable at marginal rates. Since our inception we have put into production 44,039 hectares of undeveloped land into productive croppable land.

(ii) Undermanaged or underutilized farmland (cultivated pastures and poorly managed agriculture): This transformation process is lighter than the one described above since it does not require the initial mechanical clearing of vegetation or land leveling. Only in the case of land being prepared for rice production will leveling be required for efficient flood-irrigation. The transformation of cattle pastures or poor agriculture in the Brazilian ‘Cerrado’ will begin with soil correction and soil tillage in preparation for planting of the first soybean or sugarcane crop. The process will then continue as described in the case above. Land productivity or crop yields will grow at high rates during the first three to five years of the transformation process and will then commence to stabilize and grow at marginal rates, at which point we consider the land developed. Since our inception we have put into production 90,041 hectares of undermanaged or underutilized farmland into croppable land.

(iii) Ongoing transformation of croppable land: The application of efficient and sustainable crop production technologies and best practices such as “no-till”, crop rotations, integrated pest and weed management and balanced fertilization, among others, incrementally increases soil quality and land productivity over time, maximizing return on invested capital and increasing the land value of our properties. Our entire farmland portfolio is constantly undergoing this phase of land transformation. During the 2009/2010 harvest year, we operated 110,751 hectares of developed farmland which were enhanced by the use of best productive practices and technology.

In each of these categories of transformation, the metric the company uses to track the level and analyze the progress of the transformation process is the level and tendency of crop yields and the number of years the land has been under crop production. Consequently, the process of land transformation is evidenced by the results of the activities within our other business segments, primarily our crops, rice and sugarcane segments. Accordingly the costs associated to the transformation process described above are allocated within these other business segments. As a result, there may be variations in our results from one season to the next according to the amount of farmland undergoing transformation and the amount of land sold and our ability to identify and acquire new farmland.

Land transformation is performed not only for the goal of profiting from crop/rice cultivation, but to profit from the opportunistic disposition of farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process. Land transformation proceeds are in turn reinvested in the purchase of strategic farmland with potential for transformation and appreciation. The rotation of our land portfolio allows us to allocate capital efficiently. Since 2006 we have had a solid track record of selling farmland for highly profitable returns. During the last five years, we have sold 27,169 hectares of farm land, generating capital gains of approximately $95 million.

These capital gains are generated by three main factors:

(i) general market appreciation of land driven by increase in commodity prices and supply and demand dynamics in the land market. In this regard, during the last ten years, since 2001, farmland prices in Argentina’s core production region have increased an average of 14.3% per year according to data published by “Margenes Agropecuarios”. The value of the farms we sold between 2006 and 2009, as well as our overall land portfolio, has been positively impacted by this external factor.

(ii) the land transformation process described above enhances the productivity and profitability of land, ultimately increasing the value of the land; and

(iii) the acquisition of land at opportunistic prices below the market value or fair value of the land.

We believe we are one of the most active players in the land business in South America. During the last eight years, we have executed transactions for the purchase and sale of land for over $425 million. Our business development team is responsible for analyzing, selecting, acquiring and selling land. The team has gained extensive expertise in evaluating and acquiring farmland throughout South America, and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, the team has analyzed over 7.3 million hectares of farmland with a total value of approximately $10 billion. We have developed a methodology to analyze investment opportunities, taking into account price, transformation potential, productive model, financial projections, and investment requirements, among others. Our analysis also employs advanced information technology, including the use of satellite images, rain and temperature records, soil analyses, and topography and drainage maps. From time to time, we may leverage our favorable position in and knowledge of the land market to engage in opportunistic buying and selling transactions.

The following table sets forth our acquisitions and divestitures since our inception:

			Total Land
Year Ended December 31,	Acquisition	Divestitures	Holdings
	(In hectares)

2002	74,924		74,924
2003			74,924
2004	34,659		109,583
2005	22,103		131,686
2006	5,759	3,507	133,938
2007	113,833	8,714	239,057
2008	43,940	4,857	278,140
2009		5,005	273,135
2010*	14,749		287,884

*	Through September 30, 2010.

Our Farms

Appraisal of Farms.  In September 2010, in order to assess the market value of rural properties in Brazil, Argentina and Uruguay, we requested an appraisal by Cushman & Wakefield Argentina S.A., independent real estate valuation firm knowledgeable about the agriculture industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and analyzed prices buyers have recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value of the subject property. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.

The abovementioned valuations assumed good and marketable title to subject properties, which were assumed to be free and clear of all liens and encumbrances. The valuation did not include site measurements and no survey of the subject properties were undertaken. In addition, the valuations also assumed (a) responsible ownership and competent management of the subject properties; (b) there were no hidden or unapparent conditions of the subject properties, subsoil or structures that render the subject properties more or less valuable; (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws and (d) all required licenses, certificates of occupancy and other governmental consents were or can be obtained and renewed for any use on which the value opinion contained in the appraisals is based. Unless otherwise stated in the appraisals, the existence of potentially hazardous or toxic materials that may have been used in the construction or maintenance of the improvements or may be located at or about the subject properties was not considered in arriving at the opinion of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the subject properties.

These valuations are intended to provide an indicative approximation of the market value of our farmland property as of a recent date. This information is subject to change based on a host of variables and market conditions. Therefore, these valuations are provided solely to better enable an evaluation of the market value of our properties and are not intended to provide an indication of the sale price of our properties. Their inclusion in this prospectus is for informational purposes only. The following table sets forth the result of the abovementioned appraisals:

				Cushman
		Gross Size	Book Value	Valuation
Farm	State, Country	(Hectares)	(000’s $)	(000’s $)	Current Use

El Meridiano	Buenos Aires, Argentina	6,302	15,837	40,729	Grains
La Alegría	Buenos Aires, Argentina	2,439	4,771	9,930	Grains
Las Horquetas	Buenos Aires, Argentina	2,089	2,232	8,761	Grains & Cattle
San Carlos	Buenos Aires, Argentina	4,239	4,000	26,701	Grains
Santa Regina	Buenos Aires, Argentina	3,618	3,725	19,761	Grains
El Orden	Santa Fe, Argentina	6,860	5,073	9,321	Grains & Cattle
La Carolina	Santa Fe, Argentina	8,297	6,135	12,185	Grains & Cattle
La Rosa	Santa Fe, Argentina	4,087	5,144	16,383	Grains & Cattle
San José	Santa Fe, Argentina	7,630	1,279	5,361	Grains
San Joaquín	Santa Fe, Argentina	37,082	11,115	38,235	Rice, Grains & Cattle
Carmen	Santa Fe, Argentina	10,020	19,708	85,382	Grains
Abolengo	Santa Fe, Argentina	7,476	19,135	86,041	Grains
La Guarida	Santiago de Estero, Argentina	15,451	11,400	20,326	Grains & Cattle
Santa Lucía	Santiago de Estero, Argentina	17,495	27,585	39,765	Grains & Cattle
Los Guayacanes	Salta, Argentina	7,241	17,759	31,548	Grains
La Garrucha	Salta, Argentina	3,607	8,846	15,510	Grains
Ombú	Formosa, Argentina	18,320	8,198	18,752	Grains & Cattle
Oscuro	Corrientes, Argentina	33,429	7,718	43,937	Rice, Grains & Cattle
Itá Caabó	Corrientes, Argentina	26,650	19,917	52,878	Rice, Grains & Cattle
San Agustín	Corrientes, Argentina	5,067	2,161	12,896	Rice, Grains & Cattle
Alto Alegre	Tocantins, Brazil	6,082	5,130	11,152	Grains & Cotton
Conquista	Tocantins, Brazil	4,325	5,130	10,165	Grains & Cotton
Lagoa de Oeste	Bahia, Brazil	1,132	2,274	4,249	Coffee
Palmeira	Bahia, Brazil	1,000	2,678	2,717	Coffee
Heloisa	Bahia, Brazil	800	2,128	2,702	Coffee
Mimoso	Bahia, Brazil	902	2,656	3,021	Coffee
Rio de Janeiro	Bahia, Brazil	10,012	20,484	32,438	Grains & Coffee
Bela Manhá	Mato Grosso do Sul, Brazil	381	1,459	1,750	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	683	2,367	2,912	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,304	11,552	14,248	Sugarcane
Takuarê	Mato Grosso do Sul, Brazil	490	2,074	2,015	Sugarcane

				Cushman
		Gross Size	Book Value	Valuation
Farm	State, Country	(Hectares)	(000’s $)	(000’s $)	Current Use

Agua Branca	Mato Grosso do Sul, Brazil	1,614	6,429	6,371	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	1,926	1,807	Sugarcane
Sapálio	Mato Grosso do Sul, Brazil	6,062	22,626	25,085	Sugarcane
Carmen (Agua Santa)	Mato Grosso do Sul, Brazil	146	819	739	Sugarcane
La Macarena	Rio Negro, Uruguay	5,086	12,983	30,555	Grains & Cattle
La Pecuaria	Duranzo, Uruguay	3,177	8,315	13,761	Grains
Dinaluca	Corrientes, Argentina	14,749	21,537	23,500	Rice

Total		287,884	334,306	783,587

A substantial portion of our assets consists of rural real estate. The agricultural real estate market in Brazil, Argentina and Uruguay is particularly characterized by volatility and illiquidity. As a result, we may experience difficulties in immediately adjusting our portfolio of rural properties in response to any alterations in the economic or business environments. The volatility of the local market could affect our ability to sell and receive the proceeds from such sales, which could give rise to a material adverse effect on our business, results of operations and financial condition. See “Risk Factors — Risks Related to Our Business and Industries — A substantial portion of our assets is farmland that is highly illiquid.”

Land Leasing and Agriculture Partnerships.  We enter into operating lease agreements based on criteria regarding the quality and projected profitability of the property, as well as our production and yield objectives in the short or medium term. Generally, we become aware of farms available for lease directly through the owners of farms near our farms and in some cases through regional brokers.

We tend to be more open to leasing farmland for sugarcane production than for our farming businesses, where we own the majority of the land that we farm. We lease land for our sugarcane production primarily because leases in this sector are long term, lasting between one or two sugarcane cycles (with each cycle lasting generally 5 years), which allows us to implement and reap the productivity benefits of our land transformation strategies. Sugarcane lease payments are variable, depending on the productivity of the land in terms of tons per hectare and sucrose content per hectare and also on the distance from the land to the mill. Given the strategic location of our mills in the region and the inherent inefficiency of growing crops other than sugarcane in this region, we expect to be able to renew our leases for the sugarcane farmland with minimal issues.

With respect to our farming business, the initial duration of lease agreements is generally one harvest year. Leases of farmland for production of grains include agreements with both fixed and variable lease payments in local currency or U.S. dollars per hectare.

Land Management.  We manage our land through an executive committee composed of a country manager, regional manager, farm manager and members of the TAG that meet on a monthly basis. We delegate individual farm management to farm managers, who are responsible for farm operations and receive advisory support from TAG to analyze and determine the most suitable and efficient technologies to be applied. Our executive committee establishes commercial and production rules based on sales, market expectations and risk allocation, and fulfilling production procedures and protocols.

Following an acquisition of property, we make investments in technology in order to improve productivity and to increase its value. Occasionally when we purchase property, a parcel of the property is sub-utilized or the infrastructure may be in need of improvement, including traditional fencing and electrical fencing, irrigation equipment and machinery, among other things.

Property, Plant and Equipment

In addition to our farmland, we also own the following principal facilities:

Relevant
Facility	Province, Country	Operational Data	Current Use

“Christophersen”	Santa Fe, Argentina	18,700 tons of storage capacity. 2,400 tons per day of drying capacity	Seedbed and stockpiling plant, classification of wheat and soybean seeds
“La Lácteo”(1)	Córdoba, Argentina	250,000 liters per day processed	Dairy processing facilities Rice genetic improvement program
“Semillero Itá Caabó”	Corrientes, Argentina
“Molino San Agustín”	Corrientes, Argentina	Processing capacity of 3,500 tons of brown rice monthly, and husk rice drying capacity of 450 tons per day	Brown rice processing and drying plant
“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 5,000 tons of white rice monthly, and husk rice drying capacity of 2,400 tons per day	Rice processing and drying plant
“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,000 tons of white rice monthly, and husk rice drying capacity of 1,100 tons per day	Rice processing and drying plant
“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 4.0 million tons of sugarcane annually, 330,000 tons of VHP sugar and over 220,000 cubic meters of ethanol, and over 250,000 MWh	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local network
“Usina Monte Alegre”	Monte Belo, Brazil	Present milling capacity of 1.2 million tons of sugarcane annually, 120,000 tons of VHP and white sugar and over 40,000 cubic meters of ethanol	Sugar mill producing VHP and white sugar and hydrated ethanol. Sells energy to local network

(1)	Joint venture of which we own 50%.

For additional information regarding our property, plant and equipment, see Note 7 of the Audited Annual Consolidated Financial Statements.

Commercial Oversight

Our Risk and Strategy Committee oversees all aspects of our commercial activities. The committee, composed of three board members, together with the Chief Commercial Officer, establish the company’s commercial strategy and determine the sale/hedge plan for each product. The committee meets regularly to revise and update its strategy. The Commercial Desk for grains and sugar and ethanol is responsible for executing the above mentioned strategy.

The Risk and Strategy Committee uses available market information in order to define the commercial strategy that best enhances our results and helps mitigate price risk. Our commercial strategy comprises the following:

•	Analyzing market fundamentals and marketing scenarios (short, medium and long term);

•	Determining the strike price for each product based on production costs; and

•	Establishing the volumes to be hedged and sold pre- and post-harvest, considering: (i) the logistical capacity of each region, (ii) production estimates, (iii) post-harvest premiums, (iv) storage and freight costs, and (v) interest rates. Since most producers typically concentrate their sales at harvest, we at times store a percentage of our production to be sold post-harvest to achieve higher prices and lower logistical costs.

Our commercial desk uses a variety of market tools for its physical sales and hedging strategies. Physical sales include spot sales, forward sales, basis agreements, price fixing, production-based contracts and exports. In addition, we may use futures, options and swaps to hedge our production in domestic futures markets (MATBA, BM&FBOVESPA), and in international futures markets (CME-CBOT, KCBT, ICE-NY) when domestic markets show high discounts and/or low liquidity.

Customers

In 2009, our sales amounted to approximately $314 million. Sales to our ten largest customers represented approximately 33.8% of our net sales in the year ended December 31, 2009. Of these customers, our biggest three customers represented, in the aggregate, approximately 13.7% of our sales for the year ended December 31, 2009, and the remaining seven customers, in the aggregate, represented approximately 20.2% of our net sales in the course of that year.

Competition

The farming sector is highly fragmented. Although we are one of South America’s leading producers, due to the atomized nature of the farming sector, our overall market share in some of the industries in which we participate is insubstantial. Our production volume, however, improves our ability to negotiate favorable supply, transportation and delivery logistics with our suppliers, third-party transporters, ports and other facilities, and customers. Although competition in agriculture varies considerably by product and sector, in general, there are a large number of producers, and each one of them controls only a small portion of the total production. Therefore individual producers often have little influence on the market and cause little or no effect on market prices as a result of their individual strategies, explaining why producers are price takers and not price makers. In many cases, the price is established in international market exchanges. As the majority of agricultural products are commodities, which stifles product differentiation, the principal competition factors are cost of production and volume efficiency gains. In addition, agricultural producers face strong foreign competition, and with this competition the factors are often more difficult to identify.

The majority of farming producers in developed countries can rely on specific protectionist policies and subsidies from their governments in order to maintain their position in the market. In general, we have been able to obtain discounts for the acquisition of supplies and excess prices for our production in the farming sector. In this sector, we view SLC Agrícola, Brasilagro, Sollus, Radar, El Tejar, Cresud, MSU and Los Grobo, among others, as our competitors. We also compete in Argentina with retailers of agricultural products, including other branded rice products, such as Molinos Río de la Plata, Dos Hermanos, Sagemuller and Villa Elisa.

The sugar and ethanol industries are highly competitive. In Brazil, we compete with numerous small- and medium-sized sugar and ethanol producers. Despite increased consolidation, the Brazilian sugar and ethanol industries remain highly fragmented, with more than 457 sugar mills. Some of the largest industry players with whom we compete are Cosan, Grupo São Martinho, Açúcar Guarani, Louis Dreyfus Commodities, ETH Bioenergia, Bunge, Grupo Zillo Lorenzetti, Grupo Carlos Lyra and Grupo Irmãos Biaggi. We also face competition from international sugar producers, such as those in the U.S. and the European Union, where local regulators have historically implemented tariffs, agriculture subsidies and/or other governmental incentive programs, of which some remain, to protect local sugar producers from foreign competition.

The following table describes the Brazilian competitive landscape:

2009/2010	Brazil

# of Mills(1)	457
Sugarcane crushed	602.0 million tons
Ethanol Production	25.8 billion liters
Sugar Production	33.0 million tons

Source: UNICA and EPE

(1)	Based on Center-South region only

With respect to farmland, there have historically been few companies competing to acquire and lease farmland for the purpose of benefiting from land appreciation and optimization of yields in different commercial activities. However, we believe that new companies, some of them international, may become active players in the acquisition of farmland and the leasing of sown land, which would add competitors to the market in coming years.

Supplies and Suppliers

Our principal supplies for our farming business are seeds, fertilizers, pesticides and fuel, which represented, respectively, 22%, 15%, 21% and 11% of our total direct expenditures for supplies and services and were collectively 69% of our total expenditure for supplies in the farming business in the 2008/2009 harvest. Further, these supplies represented 36% of our total production cost in the 2008/2009 harvest. As we use direct sowing in 99% of our planted area, without requiring soil preparation, fuel represents only 11% of the direct cost of production.

Our principal supplies for our sugar, ethanol and energy business are diesel lubricants and fertilizers, which collectively represented 41% of our total expenditures incurred in the sugar, ethanol and energy business in 2009. Further, these supplies represented 24% of our total production cost in 2009.

We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our ten largest suppliers account for 56% of our total expenditures for supplies in 2009. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.

We have been able to obtain lower prices particularly due to the volume that derives from our large-scale operations.

Seasonality

Our business activities are inherently seasonal. We generally harvest and sell our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January, and rapeseed, which is harvested from November to December. Coffee and cotton are unique in that while both are typically harvested from June to August, they require processing which takes about two to three months. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. The sugarcane harvesting period typically begins in April/May and ends in November/December. This creates fluctuations in our sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “— Critical Accounting Policies and Estimates — Biological Assets.”

Sustainability

Our production model is based on sustainability standards that seek to produce food and renewable energy on a long-term basis by preserving the natural resources involved in the production process. The sustainable approach to farming requires taking into account economic, social and environmental factors adapted to local circumstances. Natural resources are the main foundation of our activities, with land being the most relevant natural resource in our operations. We have developed a sustainable land use strategy that considers factors beyond the requirements of local law and regulations. There are ecosystems that we do not consider appropriate for the use of agricultural development, such as heavy forest and key wetlands, and there are others that we evaluate using (savannahs, natural grasses, bush land, lowlands) only after carrying out an environmental impact assessment. In addition to such evaluations, we analyze the agricultural potential of the land in respect of the soil, the climate, crop productivity and available technology, among other factors. We then consolidate our analysis into a land transformation plan, which includes the best land use option and implements best practices such as the “no-till” technology, crop rotations, integrated pest and weed management, balanced fertilization, responsible pesticide usage and water management. All these best practices aim to increase resource efficiency and to decrease the risk of contamination and waste production and are consolidated into an environmental management plan, which includes biodiversity management when applicable. We aim to properly implement our sustainable production model to enhance land productivity and therefore increase land value.

Standardized and Scalable Agribusiness Model

We are developing an agribusiness model that allows us to engage in large-scale farming activities in an efficient and sustainable manner. Our agribusiness model consists of developing a specialized workforce and defining standard protocols to track crop development and control production variables, thereby enhancing efficient decision making and facilitating continuous improvement. This approach allows us to grow in scale and execute our expansion plan and efficiently manage various production units spread across different regions by effectively replicating our productive model. Process standardization also helps us assure compliance with local law and regulations and reduce social and environmental risks.

We continue to develop and implement crop protocols. The purpose of these protocols is to coordinate and consolidate the knowledge on crop management for each area in order to standardize the implementation of these protocols. The protocols contain all the technical information for managing crops. This information is constantly reviewed by agricultural teams and their advisors, making it possible to preserve the technical knowledge of the company and at the same time improve agricultural production and make decisions pursuant to the company’s guidelines. Based on the results of the application of these protocols, we conduct an annual review of the techniques used and their results. This evaluation is done by means of crop campaign analysis, in which all teams review and discuss the last harvest year’s productive performance and the technological package for the new harvest year.

When processes and protocols are defined they can be audited and certified by qualified third parties. Adecoagro is currently in the process of certifying its crop production in Argentina under ISO 9001. We are also working to implement ISO 14001 and OHSAS 18001 in some operating units.

In order to achieve efficient scales of production, we have redesigned our field sizes by removing useless cattle infrastructure such as fencing. Larger fields reduce the overlapping of farmworks, enhancing operating efficiency, reducing the use of inputs and achieving agronomic timing (planting or harvesting on time). The goal is to reduce operative time and to improve efficiency in the use of inputs. Large-scale production also requires the implementation of advanced technology such as GPS (Global Positioning System), GIS (Geographic Information System) and modern machinery as well.

Contractors

Contractors play a significant role in our agribusiness model. We seek to outsource most of the typical farmwork, such as planting, spraying and harvesting. Outsourcing allows us to reduce our investments in heavy machinery and equipments such as tractors or harvesters, enhancing the efficient allocation of our capital in our core productive activities.

The contractor model in the Argentine humid pampas region has existed for over fifty years and has developed into a highly competitive market. Contractors have gained extensive expertise and skill in the management of agricultural machinery and have access to modern advanced technology. We seek to develop win-win relationships with our contractors by considering them as partners in our production and providing constant technical training and support through our TAG (as defined below) activities. We strive to have a number of contractors associated with each farm to generate competition and allow benchmarking to enhance operational efficiency and ensure high-quality service.

In regions where this model is not fully developed, we use a mixed system where we hire the most experienced contractors in the region and we also operate our own machinery. We promote the development of new contractors by providing training and selling them our used machinery. We also promote the movement of selected contractors from developed regions into new marginal regions by offering them an opportunity to grow their businesses. In other regions where there is no established contractor system or there is specific farmwork (rice land leveling for instance), we own 100% of the machinery. Our main goal is to achieve high-quality farmwork, both when selecting any contractor or when using our own machinery.

Technical Adecoagro Group (TAG)

The TAG is an internal group formed by agronomists, farm managers, external advisors, contractors, trainees and suppliers, whose main goal is to excel in production management by providing constant technical education and analysis regarding production technologies. Although the TAG is focused on developing such knowledge under a common criteria for the whole company, it also considers different production systems, such as crops, rice and dairy in Argentina and Uruguay, crops in western Bahia, Brazil and sugarcane in Minas Gerais and Mato Grosso do Sul, Brazil. In order to achieve their goals, the group meets every 20 days to analyze and discuss technical aspects of the farming production processes.

The TAG participates in the definition of the optimal crop production mix for each farm and region, and supervises and evaluates the implementation of the most profitable and sustainable technologies to be adapted and applied in each region. Additionally, the TAG promotes specific external training courses, facilitates participation in external technical groups, organizes technical farm tours, offers support in establishing the crop planting plan and delivers a full-season analysis for each crop annually. The crop analysis is essential in order to allow technical improvements to be implemented for the following crop season.

Since the TAG is involved in different regions, it plays a relevant role in spreading best practices among productive regions, including “no-till” in western Bahia. In order to evaluate and adapt the proper technologies locally, a vast network of test plots in agrochemicals, seeds, and farm-works are being carried out under specific technical guidelines. Such development is performed to make the necessary technological adjustments in respect of fertilizer levels, choice of the best product varieties for each crop, determination of the best planting periods and improvement in crop management and agricultural mechanization, resulting in higher yields coupled with reduced costs.

In order to continually improve our technical development, we participate in specialized industry groups, such as CREA and AAPRESID, with which we share values and goals. CREA is a 50-year-old farmers’ association focused on developing and supporting technical excellence with local farmers. AAPRESID is a technical association of highly innovative farmers specializing in no-till development. We participate in certain CREA and AAPRESID discussion groups in which we share and evaluate common technical matters. We take advantage of their vast network of test plots and we constantly exchange technological knowledge for implementation in our farms.

Specific efforts include our participation in the development of standards for a project called “Certified Agriculture: The Evolution of ‘“No-Till”’ (“Agricultura Certificada: la evolución de la Siembra Directa”), led by AAPRESID in Argentina. In addition, the TAG is focusing its resources on pursuing improvements in inputs usage by type of soil based on precision agriculture technology, intensification techniques relating to soil occupation times and diversified crop rotations, adjusting “no-till” in rice production, developing sugarcane production technologies involving agricultural mechanization and minimum tillage, and developing cotton production technologies involving “no-till” and crop rotation among others.

Technology and Best Practices

We have consistently used innovative production techniques to ensure that we are at the forefront of technological improvements and standards in our industry. For example, we use the “no-till” technology and “crop rotation” to improve our crop yields. We also practice the use of “second harvests” where conditions permit, allowing us to plant and harvest a second crop from the same farmland in the same harvest year. Our crop production model is based on balanced fertilization, integrated pest and weed management and crop intensification. In our coffee business, our ability to perform wet and dry grain treatment in the same productive facility contributes to obtaining the “specialty coffee” grade, opening up the gourmet coffee market to our products. We use the innovative silo bag storage method in our rice and crop businesses allowing us to time the entry of our rice production into the market at optimal price points. Additionally, we believe we were the first company in South America to implement the innovative “free-stall” infrastructure in dairy operations resulting in increased raw milk production compared to our peers. The free-stall method is a model that provides for better control over production variables by confining dairy cows to a large barn that is equipped with indoor corrals and a mechanical advanced milking system on a rotary platform, allowing us to utilize production efficiencies and thereby increase milk production volumes while maximizing our land use and resulting in significantly higher conversion rates of animal feed into milk.

Our sugarcane harvesting is 77% mechanized, which has significantly improved productivity while simultaneously reducing operating costs. We have modern facilities in the sugar and ethanol business including advanced sugar and ethanol mills with high-pressure boilers and that achieve one of the highest ratios of energy produced per ton of cane milled, according to the Cane Technology Center (“CTC”) Benchmark program. Our Angélica sugar plant was the first continuously operative facility in Brazil, requiring no production stoppages between sugar batches.

Our TAG analyzes our land assets and meets on a monthly basis to design the most efficient and productive land use strategies for such land assets.

No-Till

“No-till” is the cornerstone of our crop production technology and the key to maintaining and even increasing the value and productivity of our land assets. “No-till” — often called zero tillage or direct sowing — is a technology developed 25 years ago to grow crops from year to year without disturbing the soil through tillage.

Conventional farming consists of using plows to turn and till the soil to remove weeds, mix in soil additives such as fertilizers, and prepare the surface for seeding. Soil tillage leads to unfavorable effects such as soil compaction, loss of organic matter, degradation of soil components, death or disruption of microorganisms, evaporation of soil humidity and soil erosion where topsoil is blown or washed away by wind or rain.

“No-till” farming avoids these negative effects by excluding the use of tillage. The “no-till” technology consists of leaving crop plant residues on the surface of the soil after harvesting a crop. These residues form a mulch or permanent cover protecting the soil from erosion risks caused by heavy rains and strong winds. This protective cover also helps natural precipitation and irrigation water infiltrate the soil effectively and decreases water loss from evaporation. Fewer tillage passes helps prevent soil compaction, allowing the soil to absorb more water and roots to grow deeper into the soil. Furthermore, “no-till” reduces the emergence of weeds and enhances biological processes that positively impact soil properties, conserving and even improving the presence of organic matter and microorganisms and associated nutrients (nitrogen, phosphorous, etc).

The combination of these advantages results in important cost reductions due to a lower use of inputs, mainly diesel, fertilizers and pesticides, and higher crop yields, thus increasing the profitability of our business. These benefits are achieved in the medium to long term, resulting in a continuous increase of land productivity and value. From an operational standpoint, “no-till” reduces the period required for land preparation and planting, which enhances the development of large-scale operations and improves the probability of planting each crop at the optimum moment.

Crop Rotation

Crop rotation is the practice of growing a series of dissimilar types of crops in the same area in sequential seasons. Crop rotation allows us to better control the buildup of harmful weeds and reduces the incidence of plagues and diseases that often occur when the same commodity is continuously cropped. Crop rotation also allows us to balance the fertility demands of various crops to avoid the excessive depletion of soil nutrients, contributing to a more efficient use of fertilizers and a sustainable use of herbicides and pesticides. Crop rotation results in increased yields and reduced production costs, providing a high rate of return. Our crop rotation model is tailored to each of our farming regions based on climatic and soil conditions. For example, in Argentina, our three-year crop rotation cycle involves the planting of a wheat crop followed by a soybean double-crop in the first year, a corn crop in the second year, and a soybean crop in the third year. In Brazil, we pursue a four-year crop rotation cycle whereby we plant soybeans during the first year, corn in the second year, and cotton during the third and fourth years.

Second Harvest — Double Cropping

Second harvest, also known as “double cropping”, is the practice of consecutively producing two crops on the same land within the same year. Double cropping is possible only in regions with long growing seasons, which is determined mainly by climate conditions such as rain and temperature. Double cropping allows us to increase the profitability of our land, diversify our production and commercial risk and enhance operational efficiencies through a better utilization of machinery, freight, labor and other resources, resulting in a dilution of our fixed costs. Double cropping has important agronomical advantages as well, such as having crops on the land for a longer period of time, which, enhanced by “no-till” and crop rotation practices results in the improvement of the physical and chemical properties of the soil in the long term. We implement and adapt different double cropping systems for each of our productive regions in Argentina and Uruguay, with the most frequent being wheat/soybean, wheat/corn, sunflower/soybean, corn/soybean and sunflower/corn.

Integrated Pest Management (IPM)

Integrated pest management (“IPM”) involves a deep analysis of agronomical, economical and environmental aspects with the goal of determining the most efficient use of pesticides. It simultaneously achieves two main goals: (i) enhancing crop productivity and (ii) decreasing the risk of agrochemical contamination. The first stage of IPM is to train the people who will be involved in pesticide usage. The pesticide to be applied is selected considering local regulations (only locally approved pesticides are used) and the minimum resulting environmental risks due to its chemical classification. Additionally, when selecting biotechnologically developed crops, we evaluate the potential reduction of pesticide uses that may be achieved. The doses of pesticides are defined by vendor recommendations and adjusted through agronomical expertise (specific to a crop and a pest). The timing of pesticide application is based on economic threshold that takes into account the crop situation (growing stage, climate conditions), the potential damage of the pest (type, population, growing stage), the presence of “beneficial” pests, and finally, the price relationship between grains and pesticides. We also use biological pest controls by breeding and releasing natural enemies of the relevant pest, as is the case with the borer plague. The relevance of the pest is measured by implementing specific scouting methodologies, which are adapted to large-scale farming. Scouting is carried out by trained employees who supervise all the fields on a weekly basis. The pesticide doses are applied by high-tech machinery, the majority of which is outsourced. IPM machinery is accurately calibrated to increase its application efficiency and to reduce any potential contamination risk. Climate conditions are taken into account, as well, in determining the optimal timing for spraying, to avoid drifting, evaporation and leakage risks.

Balanced Fertilization

Balanced fertilization consists of determining an optimum use of fertilizers at the proper grades and in the proper amounts to supply the correct ratio of nutrients and to ensure that the soil will sustain high crop yields over time, consequently decreasing contamination risks. At the beginning of each crop season, we perform extensive soil studies in each of our farms to control the amount of organic matter, nitrogen, phosphorus and potassium levels in each field. Based on this analysis and considering the potential yield for each field, the crop rotation, and relative prices between fertilizers and agricultural products, we determine the optimum amount of fertilizer to be applied in order to maximize the economic response of the crop.

Water management

Since crops need sufficient water to achieve their potential yields, we are engaged in techniques aimed to increase the efficiency of water usage and at the same time decrease soil erosion risks. In that regard, “no-till” presents strong advantages since it improves rainfall infiltration and increases the soil’s water storage capacity. In areas that may be subject to excess water, we are developing terraces, soil leveling and other techniques intended to decrease runoff and erosion risks. In some of the jurisdictions in which we operate, the use of water for irrigation requires obtaining special permits. For certain irrigated crops such as rice, we focus on the design and operation of rainwater harvesting, collecting water from rain in semi-natural reservoirs destined for future irrigation. Channels to conduct the water and drain the fields are developed by experts in order to deliver water in the most efficient manner. We are also developing the Zero Grade Level system in some of our farms to increase productivity and reduce production costs. This technique involves a precise leveling of the land based on GPS and Laser technology. When fields are accurately leveled, water irrigation requirements are reduced, thus lowering the cost of labor and energy. Efficient management of irrigation results in a positive impact on yields. Additionally, as the fields can be larger, there are some operational benefits that can be achieved by reducing machinery working times. Other crops such corn seed, sunflower seed and coffee are irrigated by highly efficient pivot spraying systems. This type of irrigation system allows us to distribute water uniformly throughout the field, improving the use of water in terms of total millimeters per year. We conduct soil moisture sampling to define the best moment and amount of water to be used for irrigation in each plot.

Mechanization

We incorporate all available mechanization technology into our business that is cost-effective. We believe that by employing mechanization technology we improve our operating efficiency and are better able to reach desired economies of scale in our operations. Mechanization also enables us to adopt new associated technologies faster and hastens our development efforts. In our farming business, we are using cutting-edge mechanized technology for planting, spraying, harvesting and irrigating and for soil rejuvenation, preparation and management. We also employ advanced mechanization technology in our logistics and product processing operations, including transportation, drying operations and grain sorting and storage. We are in the process of developing mechanization applications to benefit our other businesses, which traditionally have not benefitted from such mechanization, such as the coffee and sugarcane harvests.

Synergies

The technologies we employ are very closely linked, and the joint implementation of a number of them will result in positive synergies for our entire production system. For example, implementation of the “no-till” technology can be enhanced by crop rotations, due to the positive biological effects generated by the different types of roots from each crop in the soil. Benefits of integrated pest management are improved when combined with the “no-till” and crop rotation strategies, since the crop stubble that remains on the soil can be a barrier to some plagues, and because some other pests are specific to a particular crop and the crop rotation can be sufficient to control them. We consider these synergies when we develop our crop seeding schedule.

Information Technology

We employ the World Class ERP Oracle eBusiness Suite to standardize and integrate our processes throughout the company and improve controls and information accuracy and consolidation. The Oracle eBusiness Suite allows us to fulfill our local accounting and fiscal needs while facilitating operational coordination across our geographic areas and lines of business, reducing our operational costs and minimizing duplication and inefficiencies. It also provides our management with consolidated results in a timely manner. In addition, our integrated security plan includes an offsite safeguarded system that guarantees business continuity.

Environmental Responsibility

We are developing a production model that reflects a strong commitment to the environment. Our responsibility to the environment begins with complying with local regulations. Natural resources such as land, water and biodiversity are taken into account when we evaluate both the development of a new production project and the operation of an on-going one. In that regard, we are constantly evaluating best practices to be implemented our operations. See “— Technology and Best Practices.” In order to be better stewards of the environment, we are in the process of developing and implementing environmental management plans for our operations. Those plans involve different stages, which are mainly educating our own and outsourced staff, monitoring ecological parameters, preventing negative effects, and correcting deviations. With respect to pesticide contamination risks, we are implementing a responsible pesticide use program, which includes personnel training, personnel protection elements, application recommendations, pesticide selection criteria, pesticide handling and storage and after-use pesticide packages management (which are specifically cleaned, collected and stored for recycling purposes under third parties’ programs such as “AgroLimpio of Argentina”).

Additionally, in some regions where biodiversity is a concern, we are implementing biodiversity management plans, which mainly consists of periodically monitoring flora and fauna, detecting significant variations of their populations, and proposing measures to reduce any threats to local species. As a result of this, we are implementing some practices such as prohibiting hunting on our farms in Argentina, developing environmental private protection areas (where natural vegetation is protected by implementing sustainable production practices). As environmental matters require specific expertise and an understanding of complex relationships, we are entering into cooperative arrangements and agreements with educational institutions, such as the Faculty of Natural and Exact Sciences of the University of Buenos Aires (Facultad de Ciencias Exactas y Naturales de la Universidad de Buenos Aires, Argentina). We are also developing relationships with well recognized environmental NGOs such as The Nature Conservancy and Fundación Habitat y Desarrollo.

In Brazil, one of our main environmental focuses is compliance with the applicable provisions of the Brazilian Forestry Code (Código Florestal). Accordingly, we analyze and identify all natural areas inside our own farms and inside leased areas, and make a development plan that defines actions for their preservation. Some examples of these activities are the reforestation of Permanent Preservation Areas (APPs) and Legal Reserve Areas, for which we are producing seedlings of more than 70 native species to reforest those areas. We are strongly committed to the preservation of forests, and we only develop areas for farming if they were previously used for agricultural purposes or for pasture. We do not engage in deforestation. We concern ourselves with the protection of riverbanks and surrounding areas of streams and springs, as they are important for soil conservation and as refuges for native fauna. In that regard, we are implementing periodic monitoring of wildlife and native flora as well. We have a partnership with TNC — The Nature Conservancy, an international environmental NGO, to organize the environmental preservation of areas of ecological importance by acquiring such areas to replace reserve areas on our own land and land we lease, through a reserve compensation scheme developed by TNC and adopted by the regional environmental authorities. This program will allow us to protect larger blocks of critical ecosystems instead of having smaller reserve areas in each farm, while allowing us to use areas in our farms that were previously developed and would have lesser environmental value as reserve areas.

As part of our best practices programs, we are in the process of developing a certification process to achieve carbon credits from bagasse cogeneration at our Angélica and UMA sugarcane mills in Brazil. The pre-feasibility assessment was carried out using the methodologies of Clean Development Mechanism (CDM) of the United Nations, and delivered a potential reduction of approximately 300 thousands tons of CO2 during seven years. We are also evaluating bio-gas production from manure in our free-stall dairy operation in Argentina as another emissions reduction program. We plan to begin a pre-feasibility assessment subject to receiving a grant from SECCI (Sustainable Energy and Climate Change Initiative from Inter-American Development Bank). This project plans to consider the potential of capturing methane gas from adequately managed manure of dairy cows, which could be used to co-generate electricity. This emission reduction could also generate extra income from carbon credits under the CDM program. Additionally, we are developing potential schemes to realize the benefits of the “no-till” technology into a carbon credits income (from emissions reduction through less use of diesel and more sequestering of soil carbon).

Social Programs

Apart from complying with local labor regulations, we seek to promote the personal and professional development of our employees by offering them an adequate working environment with proper health and safety protections. In respect of our suppliers and clients, we strive to enter into and maintain long-term relationships based on trust, a solid business track record and safe conditions. We aim to develop a transparent relationship with local authorities. Finally, one of our main goals is to contribute positively to the social development of the communities where we have operations, creating new jobs, preserving the environment, providing trainee opportunities through our internship program and assisting with social development. In order to implement our social development programs, we analyze the areas in which we operate with the highest impact, education and poverty rates, possible alliances with other social actors, and potential synergies with local government programs. In addition to social development programs, we contribute to community organizations in each area where we operate, such as hospitals, schools, daycare centers and fire stations among others. We are engaged in global collaborations as well, such as the Haiti Relief Program in February 2010, through which we donated rice and milk. We also have a voluntary matching program where each donation from our employees is matched three times by Adecoagro.

Education

Our sugarcane and rice operations have a very important economic impact in the communities where they are located, and our management and employees have developed a Social Action Program in the various municipalities. In 2005, we commenced a partnership with Cimientos in Corrientes and Santa Fe in Argentina, through which we have awarded 22 educational programs in urban and rural areas located close to our rice operations. Additionally, in the Santa Fe province in Argentina, where our dairy operations are located, we are carrying out a partnership with Conciencia to develop a scholarship program. This program targets children of low-income families in nearby towns who are being sponsored by our own staff. We have partnered with Fundação Bradesco in Mato Grosso do Sul, Brazil, working with the local municipalities of Angélica and Ivinhema to re-train teachers at their schools, aiming at improving the performance of public schools to a level of regional excellence. In addition, our technical teams, such as our Sugar & Ethanol Environmental Team, hold regular seminars at local schools where they promote the participation of students in environmental related projects, such as the reforestation efforts at the Angélica mill site. In addition, our employees perform educational volunteer work at several local institutions and NGOs.

Nutrition

In Argentina, we work in partnership with the Conin Foundation, which fights malnourishment in children, dealing with malnutrition in an integral way and focusing its actions in three main aspects: education, assistance and research. We work in partnership with the Argentine Food Bank Network, to whom we are currently donating processed rice. This network operates in 14 cities and is a nonprofit distribution enterprise that serves the community by acquiring donated food and making it available to people who are hungry through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other nonprofit organizations. Additionally, we have been contributing food to Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, since 2007. We are also collaborating with selected soup kitchen initiatives such as Mercedes City Soup Kitchen and Manuel Alberti Neighborhood, to whom we donate processed rice and powered milk.

In Brazil, we support various local schools, daycare centers, homes for the elderly, and APAEs (local associations supporting the seriously handicapped in the community) through sugar donations. Due to these initiatives, UMA was certified by the ABRINQ Foundation as a Child Friendly Enterprise.

Internship Program

The purpose of our internship program is to promote the development of highly qualified professionals for the community by providing first-time work experience, good quality training and access to highly technology-oriented operations. We seek to facilitate interns’ future access to the job market while detecting potential key employees. The interns actively participate in the TAG training program which includes monthly technical meetings, external training and farm tours. In order to accomplish those goals we promote institutional relationships with local and international universities and high schools. Over 200 interns have participated in our program during the last seven years, 37 of which were subsequently incorporated into our teams.

Material Agreements

For a description of the material agreements relating to our indebtedness, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness.”

Argentina

Agreement with Quickfood S.A.

Until December 2009, we owned approximately 58,348 head of cattle — other than our cattle used for the production of raw milk — which we fattened for sale to meat processors and in local livestock auction markets. Our cattle business primarily consisted of beef fattening activities during the years ended December 31, 2009, 2008 and 2007. In December 2009, we strategically decided to sell substantially all of our cattle herd — other than our cattle used for the production of raw milk — to Quickfood, an Argentine company listed on the Buenos Aires Stock Exchange that is a subsidiary of the Brazilian company Marfrig, for a purchase price of $14.2 million payable in two equal annual installments. The first installment was paid on the closing date and the second installment is payable one year thereafter. The transaction contemplated the sale of 55,543 head of cattle, certain equipment related thereto and the trademark “Pilagá” for certain international classes. In addition, we agreed to lease Quickfood (i) approximately 74,000 hectares of grazing land located in the Argentine provinces of Corrientes, Formosa, Santa Fe and Santiago del Estero, under an operating lease agreement for an annual price equal to the equivalent in Argentine Pesos of 30 kilograms of meat per hectare, calculated in accordance with the Steer Index of the Liniers Market (INML), for a period of 10 years, renewable by the parties; and (ii) two feed lots located in the Provinces of Corrientes and Santa Fe, Argentina, for an annual price of $25,000 each. Marfrig jointly and severally guarantees the obligations of Quickfood. As required by antitrust law, we reported this transaction to the CNDC. The CNDC’s administrative approval of the transaction is pending. We do not believe that the CNDC will object to the form and substance of the transaction.

Joint-Venture with COPRA S.A.

On November 23, 1999, our subsidiary Pilagá S.R.L. entered into a joint-venture agreement (unión transitoria de empresas, or “UTE”) with COPRA S.A., Tupantuva S.A., the Serrano family and Establecimientos Agrícola Ganaderos Santa Clara y Yuquerí S.A. The UTE was created for purposes of obtaining water rights and the construction and development of a reservoir on the Ayui Grande stream, to be used for rice irrigation. Pilagá’s participation in the UTE is 20%. COPRA S.A. is the legal representative of the UTE, but decisions must be made with the affirmative vote of Pilagá S.R.L. and COPRA S.A. There are no restrictions in the event Pilagá S.R.L. desires to exit the UTE. As of the date of this prospectus, the UTE has not started operations and is in the process of obtaining the appropriate governmental approvals.

Milk Supply Agreement

In November 2007, Adeco Agropecuaria S.A. entered into a milk supply offer agreement with La Lácteo S.A., that was later amended on February 1, 2010, and pursuant to which Adeco Agropecuaria S.A. committed to sell to La Lácteo, and La Lácteo committed to purchase, approximately 80,000 liters of our milk production per day, subject to certain conditions. Notwithstanding the above, Adeco Agropecuaria S.A. is not obligated to sell to La Lácteo and La Lácteo is not obligated to purchase from Adeco Agropecuaria S.A. more than 50% of its milk requirements for a four-month period, provided however, that our milk production in excess of such volume is managed by La Lácteo S.A. in order to take advantage of the best valuation opportunities as industry sales in the raw milk spot market. The milk supply offer agreement fixes the price of milk that La Lácteo pays to Adeco Agropecuaria S.A. at the average milk price for each month plus a 3% premium. The milk supply agreement terminates in November 2017. In addition, if Adeco Agropecuaria S.A. receives a proposal from a third party for the supply of milk that is more favorable to Adeco Agropecuaria S.A. than the terms set forth in the milk supply agreement with La Lácteo, Adeco Agropecuaria S.A. may sell milk to such third party. However, La Lácteo has a right of first refusal upon Adeco Agropecuaria S.A.’s receipt of such third-party offer to purchase milk from Adeco Agropecuaria S.A. at the specified higher price.

Consignment Contract with Establecimiento Las Marías

Pursuant to a consignment contract dated February 19, 2000, entered into by Establecimiento Las Marías S.A.C.I.F.A. (“Las Marías”) and Molinos Ala S.A. (currently Pilagá S.R.L.), Las Marías has an exclusive license to sell the products or imports of Pilagá S.R.L. in Argentina. For its services, Las Marías collects a commission of 11.56%, calculated over the gross amounts of the sales made by Las Marías on behalf of Pilagá S.R.L., net of 10% of commercial discounts, before VAT and any other applicable tax that is applied in any invoicing. The term of the agreement is one year as from March 1, 2000, automatically renewable for additional one-year periods.

Acquisition of Assets from Galicia Warrants S.A.

On July 8, 2009, Pilagá S.R.L. acquired from Galicia Warrants S.A. the following assets: (i) real property consisting of a silo plant facility located in San Salvador, Province of Entre Ríos, Argentina for a purchase price of $1,823,226, to be paid in 10 annual installments of $192,500 each, plus interest at a rate of 1% per annum over any unpaid amount; and (ii) certain equipment including (a) 22 silos; (b) four grain dryers; (c) four grain pre-cleaning machines; and (d) plant control equipment, for the amount of $3,385,991 plus VAT at a rate of 10.5%, to be paid in 10 annual installments of $357,500 each, plus interest at a rate of 1% per annum over any unpaid amount. As collateral for its payment obligations, Pilagá S.R.L. granted a first priority mortgage over the acquired real property in favor of Galicia Warrants S.A. in the amount of $5.5 million.

Brazil

Sugar Sale Agreement

On March 23, 2010, Angélica entered into a Sugar Sales Agreement with Bunge International Commerce LTD. (“Bunge”) that was later amended on June 17, 2010. Under this agreement, Angélica would sell Bunge a total amount of 230,000 metric tons of Brazilian VHP (very high polarization) rough sugar to be delivered throughout 2010 and 2012. The term of the agreement is for two crop years, beginning in 2010/2011 and ending in 2011/2012. For each crop year, the price shall be fixed by Angélica or as agreed to by the parties by reference to the NY11 futures contract prices for any specific month and the degree of polarization, less certain defined delivery. Deliveries are to take place between August and January of each crop year.

Electric Energy Agreements

In the beginning of 2009, UMA entered into a 10-year agreement for the sale of electric energy to CEMIG, under which UMA sells to CEMIG 9 MW of energy (approximately 52,704 MWh) during the harvest periods each year (May to November of each year) at a rate of R$173.88 per megawatt hour. As of September 30, 2010, UMA had received R$8.9 million under this agreement corresponding to the full contractual supply. The above-mentioned rate is adjusted annually to account for inflation and tariff discounts.

Angélica entered into an agreement under which Angélica supplies electric energy to CCEE. This agreement is a result of a public auction promoted by the Brazilian federal government, carries a term of 15 years, and involves Angélica supplying CCEE with 87,600 MWh annually during the harvest periods each year (May to November), at a rate of R$169.52 per megawatt hour. The agreement sets forth annual fixed revenues for Angélica of R$13.8 million, adjusted annually to account for inflation. As of September 30, 2010, Angélica had received R$2.3 million under this agreement.

In addition, in June 2008, Angélica entered into an agreement for connection to the electricity distribution grid with Enersul — Empresa Energética do Mato Grosso do Sul (“Enersul”), through which Angélica would connect to Enersul’s electric distribution grid in order to effect the transportation of Angélica’s produced energy within Enersul’s concession area. The agreement is effective until the termination of Angélica’s authorization to generate electricity or the termination of the concession of Enersul, whichever occurs first.

In August 2010, Angélica participated in a public auction promoted by the Brazilian federal government. As a result of this auction, Angélica will enter into a second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$154.25/MWh. The delivery period for both agreements starts in May and ends in November of each year. The rates under both agreements are adjusted annually for inflation by reference to the IPCA.

Environmental Regulations and Compliance

Our businesses in the various emerging market countries in which we operate are subject to comprehensive national, state and municipal laws and regulations relating to the preservation and protection of the environment to which those businesses must adhere. These laws and regulations require some of our businesses to obtain permits or licenses that have to be renewed periodically in order to allow us to continue to operate. If such permits or licenses lapse or are not renewed or if we fail to obtain any required environmental licenses and permits, or if we do not comply with any other requirements or obligations established under the applicable environmental laws and regulations, we may be subject to fines or criminal sanctions and might face partial or total suspension of our operations and suspension or cancellation of our environmental licenses and permits. In addition, our businesses which hold debt from banks, and multilateral lenders in particular, are typically required to adhere to environmental standards that exceed those of the country in which the business operates (e.g., World Bank standards).

We are currently either in compliance with or are in the process of applying for permits that would put us in compliance with all applicable environmental laws and material environmental licenses and permits. Specifically, the operational license of UMA is currently being renewed. In December 2008 we requested operational licenses for our Lagoa do Oeste, Heloísa, Palmeira and Mimoso farms in Brazil, which as of September 30, 2010 are still pending. We are currently finalizing the process of “geo-referencing” our Conquista and Alto Alegre farms in Brazil in order to apply for the relevant operational licenses. On May 25, 2010, we applied for the operational license for the Angélica mill to mill up to 4 million tons of sugarcane per year, and the license was granted by IMASUL on November 11, 2010. On November 26, 2010, we obtained a preliminary license (“licença prévia”) for the Ivinhema mill. Our operating businesses have the required environmental monitoring, equipment and procedures, and we utilize third-party contractors to conduct regular environmental audits. Our environmental expenses relate to consultants we use to perform environmental impact studies for our development projects and control and monitoring procedures. However, as environmental regulations are expected to become more stringent in some of the countries where we operate, our environmental compliance costs are likely to increase due to the cost of compliance with any future environmental regulations. While we are not aware of any material environmental liabilities related to our ongoing operations, we may be subject to cleanup costs, which we do not expect to be material. For further details on the environmental laws and regulations to which we are subject, please see “Regulatory and Environmental Overview.”

Employees

On September 30, 2010, we had 5,757 employees, of whom 95% were unionized. Approximately 18% of our workforce is comprised of temporary workers. We comply with all labor laws. Historically, we have had a positive relationship with the trade unions. In Brazil, UMA suffered a strike in September 2009 and had to shut down the mill for one week. The conflict was resolved with the execution of a collective bargaining agreement through which UMA agreed to pay a salary increase and overtime for the time spent by employees commuting to the mill. The following table sets forth our number of employees by each of our business segments:

	September 30,	As of December 31,
	2010	2009	2008	2007

Farming and Land Transformation	1,349	1,231	1,235	1,065
Sugar and Ethanol	3,830	3,567	2,848	2,015
Administrative	578	492	461	427

Total	5,757	5,290	4,544	3,507

We do not have any severance agreements with our senior executive directors and managers.

Benefits

The benefits granted to our employees follow the market standard, including meals, health plans, Spanish and English language lessons, financial aid for junior employees who are still in college, transportation and parking. For senior management, we also provide vehicles.

Intellectual Property

As of September 30, 2010, our corporate group owned 40 trademarks registered with the Argentine National Intellectual Property Institute and had 8 trademarks in registration process. Also, Adeco Brasil and UMA owned 3 trademarks registered with the Brazilian National Industrial Property Institute (“INPI”), and had submitted 1 trademark registration requests, all of which are currently being challenged by third parties or were initially denied by INPI.

In Argentina, we are required to renew our trademark registrations when they expire at the end of their respective terms. Under the Argentine Trade and Service Marks Law No. 22,362, the term of duration of a registered trademark is 10 years from its issue date, and a trademark may be indefinitely renewed for equal periods thereafter if, within the five-year period prior to each expiration, the trademark was used in the marketing of a product, in the rendering of a service or as the designation of an activity.

In Brazil, title to a trademark is acquired only once its valid registration has been issued by the INPI. During the registration process, the person requesting the trademark merely has an expectation of the right to use the trademark to identify its products or services. Under Law No. 9,279, of May 14, 1996 (the Brazilian Industrial Property Law), the holder of a trademark has the right to its exclusive use throughout Brazil. The term of duration of a registered trademark is 10 years from its issue date, and a trademark may be indefinitely renewed for equal periods thereafter. Within a five-year period from the issue date, the owner has an obligation to use the trademark in the marketing of a product, in the rendering of a service or as the designation of an activity. If the owner does not use the trademark within such five-year period, it may be subject to a forfeiture process, upon request of any third party with legitimate interest in the trademark. The same forfeiture process may occur if the owner fails to use the trademark for any five-year period, continuously. If the trademark is declared forfeited, the trademark rights are terminated.

We do not own any registered patents, industrial models or designs.

Insurance

The type and level of insurance coverage we obtain is determined based on consultation with leading insurance brokers. We carry policies with leading U.S., European, and local insurance companies, and we are currently insured against a variety of risks, including losses and damages relating to our plants, equipment and buildings. We believe our level of insurance coverage is customary and appropriate for a company of our size and with respect to our activities. Our insurance currently covers only part of the losses we may incur and does not cover losses on crops due to hail storms, fires or similar risks.

Legal and Administrative Proceedings

In the ordinary course of business, we are subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, social security, labor lawsuits and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

Argentina

In Argentina, we are engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings, which we estimate involve claims against us aggregating $0.9 million, and for which we have established provisions in an aggregate amount of $0.4 million as of September 30, 2010. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations.

Brazil

In Brazil, we are engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, which we estimate involve claims against us aggregating $28.6 million, and for which we have established provisions in an aggregate amount of $3.7 million and have made judicial deposits in an aggregate amount of $0.7 million as of September 30, 2010. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations other than as described below.

The Brazilian Federal Government filed a tax enforcement action against UMA to demand excise taxes (Imposto sobre Produtos Industrializados, or “IPI”), or a federal value-added tax on industrial products, in the amount of approximately $8.9 million. We have obtained a favorable initial decision from the lower court, which accepted our argument on procedural grounds based on the Brazilian federal government’s loss of its procedural right to demand the IPI debts. Currently, the case is under review by an appellate court following the appeal filed by the Brazilian federal government. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.

José Valter Laurindo de Castilhos, Companhia Rio de Janeiro Agropecuária Ltda. and other former owners of the Rio de Janeiro and Conquista Farms has filed suit against us for the payment of a supplementary amount of approximately $7.1 million, as well as indemnity for moral and material damages, as a result of the alleged breach of the purchase agreement entered into by the parties. The lower court ruled in our favor, allowing us to keep possession of the Rio de Janeiro Farm. This decision has been appealed by the other parties, and is currently under review by the appellate court. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.

Management

Our senior managers have an average of 20 years of experience in our industries, with expertise spanning multiple products, businesses and geographies. We have developed great expertise and have a track record of improving operating efficiency, reducing costs, identifying and acquiring land with potential for agricultural use and farmland with potential for price appreciation and high yields, realizing such land’s full productive capabilities, and monetizing the results of our land development activities. Our professionals are highly trained, and we have a results-oriented corporate culture that is focused on reducing operating costs and increasing revenues. We utilize human resource management tools that focus on the integration and motivation of our management team and other professional to help maximize their effectiveness. Our employees undergo formalized training programs, including training via internships as well as externships at the University of Purdue and the University of Illinois — Urbana Champaign through our standing agreements with those institutions.

REGULATORY AND ENVIRONMENTAL OVERVIEW

Argentina

General Regulations

Over the last few years, due to favorable international conditions in the agribusiness market, there has been a general increase in agricultural commodity prices. As the agricultural sector has been one of the major drivers of the Argentine recovery following the economic and financial crisis of 2002, the Argentine government decided to increase export taxes on agricultural products, mainly on soybean and its derivatives, wheat and corn.

Our activities are subject to a wide range of regulations, including in connection with crop and dairy production, agricultural lease agreements, health and agri-food quality, agricultural commerce and export controls and taxes, foreign exchange controls, marks and brands on livestock and environmental matters.

Agri-Food Emergency Law (Ley de Emergencia Agropecuaria)

Due to the severe drought that affected the agri-food production cycle during 2009, the Argentine congress enacted the agri-food emergency law No. 26,509 (the “Agri-Food Emergency Law”), by means of which it created a national system for the prevention and mitigation of agricultural emergencies and disasters, under the jurisdiction of MAGyP, aimed at mitigating the adverse economic effects caused by agricultural emergencies and disasters.

The law created an agricultural emergencies and disasters national committee, responsible for the determination of areas to be declared in a state of emergency and the duration of the state of emergency. In addition, the Agri-Food Emergency Law created a national fund for the mitigation of agricultural emergencies and disasters (“FONEDA”), which is administered by the Ministry of Production.

Producers located in the designated emergency or disaster areas whose agri-food production or agri-food production capacity has been negatively affected by at least fifty percent (50%) or eighty percent (80%), respectively, are entitled to the benefits arising from the Agri-Food Emergency Law.

The benefits provided under the Agri-Food Emergency Law include (a) tax exemptions, either in full or in part, from personal assets tax and minimum presumed income tax on assets belonging to leased farms and rural properties, respectively, located within emergency or disaster areas; (b) tax payment deadline extensions; (c) financing facilities, or guarantees to secure financing facilities, granted by the FONEDA, including grace periods of up to two (2) years and waiver of payment of interest and/or principal; (d) special financial aid granted by government-owned financial entities; and (e) suspension for a certain period of time of claims and administrative procedures for the collection of debts incurred prior to the declaration of the emergency or disaster.

Crops and Cattle

Farming and Animal Husbandry Agreements

Agreements relating to farming and animal husbandry activities are regulated by Argentine law, the Argentine Civil Code and local customs.

According to the Law No. 13,246, except as described herein, all lease agreements related to rural properties and land are required to have a minimum term of three years. Agreements for the lease of rural properties (a) for sowing can have a minimum term of two harvests within one or two years and (b) for pasturing can have a term of one year or less. The tenant farmer may neither assign nor sublet the agreement (except when approved by the landowner). Upon the death of the tenant farmer, the agreement may continue with his successors. Upon misuse of the land by the tenant farmer, the landowner may rescind the agreement or file a judicial claim in order to stop such misuse. Upon default in payment of the rent, the landowner may initiate an eviction proceeding.

Law No. 13,246 also regulates agreements for crop sharing pursuant to which one of the parties furnishes the other with farm animals or land for the purpose of sharing benefits between the tenant farmer and landowner. These agreements are required to have a minimum term of three years and may have a maximum term of 10 years. The law also stipulates a special 20-year term for certain cases where improvement of the property by the tenant is required, such as deforestation or irrigation, which may delay the productivity of the land for a period exceeding two years. The tenant farmer must perform the obligations under the agreement and may not assign such obligations under any circumstances. Upon the death or incapacity of the tenant farmer, the agreement will be terminated.

Regulation and Control of Agri-Food Production

Agri-food production in Argentina is regulated by several laws, executive orders and resolutions of the MAGyP and the National Office of Agricultural Commerce Control (Oficina Nacional de Control Comercial Agropecuario, or (“ONCCA”). ONCCA is the authority responsible for controlling the commercialization and manufacturing of agricultural livestock, meat and dairy products. ONCCA’s main purpose is to ensure compliance with trade rules by the operators involved in the cattle, meat, grain and dairy products markets and to ensure transparency and fairness in the food sector throughout the country.

Under applicable regulations, all persons involved in the commercialization and manufacturing of grains and dairy products must be registered with the National Registry of Operators of the Commercial Agri-Food Chain (Registro Único de Operadores de la Cadena Comercial Agropecuaria Alimentaria, or “ROCCA”) maintained by ONCCA, which provides for registration of any individual or company involved in the trade and industrialization of agri-food products in the markets for grains, livestock and dairy products and their by-products and/or derivatives. Such registration must be renewed each year. Grain producers must stock grains at facilities authorized by ONCCA and must keep a record of the grain stock stored at such facilities. Failure to register with the ROCCA, or cancellation of such registration by ONCCA, will lead to requirements that the operator stop its activities and immediately close its agri-food establishment.

In the event of a violation of any of the applicable regulations, ONCCA may impose sanctions, including warnings, fines and suspension or cancellation of the registration, which would result in the immediate cessation of activities and closure of facilities, depending on the type of infraction. Other functions of ONCCA include distributing the Hilton Quota and administering the compensation mechanism established by the Argentine government to benefit agri-food companies.

The quality of agri-food products is regulated and controlled by SENASA, which is an entity within the MAGyP that oversees farming activities. At a national level, SENASA oversees processing and manufacturing establishments, fishing vessels and storage facilities for edible and inedible animal products, by-products and derived products to ensure compliance with hygiene and sanitary regulations. SENASA is also responsible for regulating in-country movements of goods and animals, imports and exports of animals, plants, agri-foods, agrochemicals and fertilizers, among others. With border controls and surveillance capabilities, SENASA is able to detect pathogenic agents that may pose a risk to animal and plant health.

According to the National Health Registry for Agricultural Producers (Registro Nacional Sanitario de Productores Agropecuarios, or “RENSPA”) created by the MAGyP, producers of cereals, industrial crops, flowers, fruits, vegetables, mushrooms and livestock, among others, must be registered with the RENSPA. The registry, links producers directly with the farms where production takes place and provides information with respect to such establishments, producers and their activities.

Registration with the RENSPA is mandatory in order to carry out any agricultural and livestock activity in Argentina.

Finally, in accordance with Law No. 19,971, all persons engaged in industrial activity in Argentina must be registered in the National Industrial Registry (Registro Industrial de la Nación), and such registration must be renewed each year.

According to SENASA Resolution No. 492/2001, all commercial operators who export and/or import animals, vegetables, reproductive material, animal or vegetable products, by-products and/or their derivatives, and goods that contain animal or vegetable ingredients must be registered with the Registry of Importers and Exporters (Registro de Importadores y/o Exportadores) within the scope of SENASA.

In addition, by Resolution No. 2,285 of the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos) exporters and importers must be registered with the Registry of Importers and Exporters (Registro de Importadores y Exportadores) within the scope of the Customs Office (Dirección General de Aduanas) (later referred to as the “Special Customs Registry”).

Finally, Argentine Law No. 21,453 (as amended by Law No. 26,351 and together with certain other decrees) created a regulatory framework setting forth certain procedures to be carried out in connection with agricultural export activities. In particular, Decree No. 764/2008, as currently in effect, requires that ONCCA register all foreign sale affidavits filed by exporters with the Registry of Foreign Commercial Operations (Registro de Operaciones al Exterior, or “ROE”). Different types of ROEs apply depending on the agri-food product to be exported.

The main purpose of this procedure is to ensure compliance and consistency in the collection of export duties by the Argentine government, mainly in the event that there is an increase in the export duties applicable to a certain change in export product between the date of registration of the foreign sale affidavit and the date of the formalization of the sale, in which case the exporter must show evidence to ONCCA of either the possession or the acquisition of the exported product prior to the aforementioned increase in the applicable export duties in order to avoid the application of the increased duties. In that sense, the law seeks to prevent exporters from benefitting from changes in export fees that take place between the registration and the formalization of a transaction.

Seeds

Argentine law aims to ensure the integral identity and quality of seeds purchased by agricultural producers and to protect the property of phytogenetic creations in accordance with the terms of the Seeds and Phytogenetic Creations Law No. 20,247, which is enforced by the National Institute of Seeds (Instituto Nacional de Semillas, or “INASE”). Law No. 20,247 created:

•	The National Registry of Trade and Control of Seeds (Registro Nacional del Comercio y Fiscalizacion de Semillas, or “RNCFS”), whose records are maintained by INASE, under which any person who imports, exports, produces, processes analysis of, identifies or sells seeds should be registered. Trading of seeds may only be conducted by a person registered in the registry, who will also be responsible for properly labeling the seeds. In addition, planting or propagating seeds by third parties must also be conducted by a registered person.

•	The National Registry of Seed Varieties (Registro Nacional de Cultivares, or “RNC”), whose records are maintained by INASE, under which every new seed is identified in order to be commercialized, requiring registration according to specific regulations and compliance with certain requirements. Any variety of seed registered with the RNC and consequently incorporated into the National Catalogue of Seed Varieties may be legally marketed in Argentina. RNC registration must be carried out by an agricultural engineer, who shall specify the seed name, its origin and its most remarkable characteristics.

•	The National Registry of Property of Seed Varieties (Registro Nacional de la Propiedad de Cultivares, or “RNPC”), whose records are maintained by INASE, the main purpose of which is to protect the property rights of those who create or discover new seeds for a period ranging between 10 and 20 years, depending on the type of seed registered. These rights are freely transferable, and such transfers must be registered with the RNPC.

In order to protect title to a seed variety and to be able to market it, the seed variety must be registered with both registers — the RNC and the RNPC, and the trader, in order to commercialize it, must be registered with the RNCFS.

Finally, INASE, which is in charge of seed law enforcement, may impose sanctions including warnings, fines, temporary or permanent suspension of registration, confiscation, temporary or permanent disqualification, total or partial and temporary or permanent closure of facilities, depending on the type of the infraction.

Livestock

Matters related to livestock and bills of lading are regulated pursuant to the Marks, Signs, Certificates and Guides Decree-Law No. 22,939/83 (Regimen de Marcas, Señales, Certificados y Guías) (amended by Law No. 26,478). Under such law all cattle are required to be identified with brands and marks that must be authorized by the MAGyP.

The regulatory framework sets forth that every cattle owner must comply with the formalities established in each province in order to register a particular brand or mark to identify its cattle as well as comply with any legal act governing transfer of ownership of cattle. Transfers of ownership must be evidenced by a certificate of purchase executed by the purchasing and selling parties and authenticated by the applicable provincial authority.

Additionally, the law does not allow registration of similar brands or marks or those which may be confused with others already registered, either in whole or in part or overlapping with others, within the jurisdiction of a province. If similar brands or marks were to be registered in the same province, the owner of the last registered must modify it as directed by the local authorities within a 90-day period or be subject to revocation of the registration.

The registration of a particular brand or mark on cattle grants its owner the right to its exclusive use within the jurisdiction of registration and can be renewed upon expiration of a maximum term granted by each jurisdiction in accordance with its applicable regulations. Registration ownership is transferable and is evidenced by a certificate issued by the competent authority. All transfers must be registered with the applicable registries.

Registrations and Permissions Applicable to Feed-Lots

According to SENASA Resolution No. 70/2001, all feed-lots in Argentina must be registered with the RENSPA. In addition, through Resolutions 02/2003 and 03/2004, SENASA created a registry of livestock feed-lots at a national level (Registro Establecimientos Pecuarios de Engorde a Corral-Proveedores Bovinos para Faena con Destino Explortación), setting forth the requirements to be fulfilled by such establishments in order to be able to operate.

Additionally, the MAGyP, by Resolution No. 447/2004 prohibits the use throughout the national territory of anabolic veterinary products in animals that will later be used to produce food for human consumption.

Finally, there is no specific regulation at a national level with respect to the environmental requirements necessary for the installation of feed-lots; however, feed-lot installation is being regulated locally by the relevant provincial jurisdictions.

Sales and Ownership of Real Estate

The acquisition and transfer of real estate is governed by provisions of the Argentine Civil Code as well as municipal zoning ordinances.

Ownership of land in Argentina is generally freehold and is subject to registration with the official land registry of the jurisdiction where the land is located. There is no title insurance system.

Foreign ownership of land is unrestricted except in certain areas affecting national security, such as frontier zones. Argentine law sets forth that it is convenient that property located in security zone areas be owned by native Argentine citizens. All transfers of ownership, leases or granting of any other rights in respect of any such property must be authorized by the National Commission of Security Zones (Comisión Nacional de Zonas de Seguridad). Therefore, a foreign investor who wishes to acquire or create rights in respect of real estate in such an area (or controlling interest in a company owning such real estate) must seek the prior consent of the commission. The commission has complete discretion to grant or deny approval for purchases made by foreign investors, although their general practice has been to grant such approvals.

Environment

The development of our agricultural business depends on a number of federal, state and municipal laws and regulations related to environmental protection.

The Forestry Legislation of Argentina prohibits the destruction of forest and forest land, as well as the irrational use of forest products. Landowners, tenants and holders of natural forests must obtain an authorization from the Forestry Competent Authority for the cultivation of forest land. The legislation also promotes the formation and conservation of natural forests in properties used for agriculture and farming purposes.

As of September 30, 2010, we owned in excess of 57,660 hectares of farmland located in under-utilized areas where agricultural production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from completely developing our land holdings, requiring us to maintain a portion of such land as unproductive land reserves. We have applied for approval to develop certain parts of our land reserves, to the extent allowed. We cannot assure you that current or future applications will be approved, and if so, to what extent.

Our activities are subject to a number of national, provincial and municipal environmental provisions. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Damaging the environment creates, primarily, an obligation to restore it as provided by applicable law. Governmental authorities are tasked with protecting the public’s constitutional right to a healthy and balanced environment, ensuring the rational use of natural resources, preserving natural and cultural heritage and biodiversity and providing environmental information and education. The national government establishes minimum standards for environmental protection whereas provincial and municipal governments establish specific standards and regulatory provisions.

On November 6, 2002, the Argentine congress passed Law No. 25,675, which regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and sets forth certain environmental policy goals. Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, the law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. The law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by physical persons and corporate entities.

In addition, on November 28, 2007, the Argentine congress passed Law No. 26,331 (the “Native Forest Law”) which sets minimum standards for the conservation of native forests and incorporates minimum provincial expenditures to promote the protection, restoration, conservation and sustainable use of native forests. The Native Forest Law prevents landowners from deforesting native forests or converting non-forested areas located in forested land for other commercial uses without the preparation, appraisal and approval of an environmental impact report and prior permission in the form of a permit from each relevant local government. The Native Forest Law also provides that each province should adopt its own legislation and its map of regional order within one year. In addition, the Native Forest Law establishes a national policy favoring sustainable use of native forests and recognizes native communities by aiming to provide preferential use rights to indigenous communities living and farming near the forest. In this case, the relevant provincial authority may not issue permits without formal public hearings and written consent of such communities.

Pursuant to federal, provincial and/or local laws and regulations, permits are required in order to (i) generate and dispose hazardous wastes, (ii) use high pressure equipment, (iii) use fuel tanks with over 5m3 of capacity, and (iv) dispose of liquid effluents, among others.

In addition, the use of public water is subject to the granting of permits by each provincial jurisdiction. We use public water mainly for the irrigation of our crops.

We currently hold, or are requesting the granting of, permits for the use of public water in the provinces of Buenos Aires, Santa Fe and Corrientes. In the province of Buenos Aires, the use of water is regulated by provincial Law No. 12,257 and supervised and enforced by the Water Authority (Autoridad del Agua). In the province of Santa Fe, the use of water is regulated by provincial Law No. 11,730 and supervised and enforced by the Ministry of Water, Public Services and Environment (Ministério de Agua, Servicios Públicos y Medio Ambiente). In the province of Corrientes, the use of water is regulated by the provincial executive branch Decree No. 191/01 and supervised and enforced by the Water Institute of the Province of Corrientes (Instituto Correntino del Agua).

The violation of these laws and regulations may subject us to criminal, civil and administrative penalties, including the requirement that we take action to reverse the adverse impact of certain activities on the environment and reimburse third parties for damages resulting from contraventions of environmental laws and regulations. Based on the Argentine Criminal Code, persons (including directors, officers and managers of legal entities) who commit crimes against public health, such as poisoning or dangerously altering water, food or medicine used for public consumption and selling products that are dangerous to human health, without the necessary warnings, may be subject to fines, imprisonment or both. Some courts have used these provisions in the Argentine Criminal Code to sanction the discharge of substances which are hazardous to human health. At the administrative level, the penalties vary from notices and fines to the full or partial suspension of activities, which may include the revocation or annulment of tax benefits, cancellation or interruption of credit lines granted by state banks and a restriction on entering into contracts with public entities.

Foreign Exchange Controls

In 1991, the Argentine Convertibility Law established a fixed exchange rate according to which the Argentine Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per $1.00. In 2001 Argentina experienced a period of severe political, economic and social crisis, and on January 6, 2002, the Argentine congress enacted the Public Emergency Law abandoning more than ten years of fixed Peso-U.S. dollar parity. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per $1.00, on February 11, 2002, the Argentine government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devaluate significantly in the first half of 2002. See “Exchange Rates.” The Argentine Central Bank may indirectly affect this market through its active participation. Due to the deterioration of the economic and financial situation in Argentina during 2001 and 2002, in addition to the abandonment of the Peso-U.S. dollar parity, the Argentine government established a number of monetary and currency exchange control measures, including a partial freeze on bank deposits, the suspension on payments of its sovereign foreign debt, restrictions on the transfer of funds out of, or into, Argentina, and the creation of the Single Free Foreign Exchange Market (“Mercado Único y Libre de Cambios”, or the “FX Market”) through which all purchases and sales of foreign currency must be made. Since 2003, these restrictions have been progressively eased to some extent, yet the following restrictions that could affect our Argentine operations still remain in effect:

(1) Argentine entities have access to the FX Market for the purchase of foreign currency and its transfer abroad for, among other things:

(a) Making portfolio investments (“atesoramiento”) of up to $2.0 million per calendar month, provided that the Argentine entity is in compliance with the foreign debt information regime set forth in Communication “A” 3,602 of the Argentine Central Bank (the “Foreign Debt Information Regime”), an information regime where by debtors must inform the Argentine Central Bank of any foreign indebtedness incurred. Recent regulations, however, have restricted the possibility of certain financial trusts, among others, to access the FX Market without prior authorization from the Argentine Central Bank;

(b) Making payments of principal on foreign financial indebtedness at maturity or less than 30 days in advance of the stated maturity to the extent that the proceeds of the foreign indebtedness have remained in Argentina at least during the Waiting Period (as defined below) or to make partial or full payments more than 30 days in advance of the stated maturity, provided that (i) if the payment is not made as part of a debt restructuring process, the amount in foreign currency to be prepaid shall not exceed the present value of the portion of the debt being prepaid or the prepayment shall be fully offset with new external financing, the present value of which shall not exceed the value of the debt being prepaid, and (ii) if the prepayment is made as part of a restructuring process with foreign creditors, the terms and conditions of the new financing and the corresponding prepayment must not result in an increase in the present value of the debt so refinanced. In all cases, the foreign debt to be repaid must have been disclosed under the Foreign Debt Information Regime;

(c) Making payments of interest on foreign indebtedness on the stated interest payment date or less than 15 days prior to such stated interest payment date, provided that the foreign debt has been disclosed under the Foreign Debt Information Regime and that the interest to be paid accrued starting either (i) on the date the proceeds received from foreign indebtedness were sold in the FX Market or (ii) on the date of disbursement of funds, provided that the foreign debt has been disclosed under the Foreign Debt Information Regime and that those funds were credited in accounts of correspondent banks that are authorized to sell foreign exchange proceeds in the FX Market within 2 days of disbursement thereof;

(d) Making payments for services rendered by foreign residents;

(e) Making payments for imported goods, on demand or in advance, provided that certain requirements are met (e.g., nationalization of the imported goods within certain specific terms and filing of the import documentation with the financial entity); and

(f) Making payments of corporate profits and dividends to non-Argentine-resident shareholders, provided that the distribution of dividends is approved on the basis of audited financial statements issued by the Argentine entity and certified by external auditors.

(2) Argentine entities are required to transfer into Argentina and sell for Pesos through the FX Market, among others, the proceeds from foreign financial indebtedness and from foreign indebtedness qualifying as pre-export financing under the rules of the Argentine Central Bank (the “Pre-Export Financings”);

(3) Argentine entities are required to transfer into Argentina and sell for Pesos in the FX Market all foreign currency proceeds from exports of goods (except those that are applied to the repayment of Pre-Export Financings) and services within the certain times established by the Argentine Central Bank;

(4) No payments on new foreign financial indebtedness (other than debt securities issued under a primary public offering and listed in self-regulated markets, Pre-Export Financings, and indebtedness with multilateral and bilateral credit institutions and official credit agencies granted to Argentine residents directly through related agencies) or their renewals or extensions can be made by any means before a 365-day term has elapsed from the date on which the proceeds of the new foreign indebtedness have been transferred into Argentina and converted into Pesos through the FX Market, or from the date of their renewal or extension (the “Waiting Period”) unless the transaction qualifies for an exemption;

(5) Upon their transfer into Argentina and sale for Pesos through the FX Market, the proceeds of foreign financial indebtedness are subject to the placement of a mandatory, non-interest bearing and non-transferrable bank deposit in U.S. dollars with an Argentine financial entity in an amount equal to 30% of the aggregate amount of such proceeds so transferred for a term of 365 days (the “Mandatory Deposit”). The Mandatory Deposit shall be applicable to the following transactions, among others: (i) incurrence of foreign indebtedness; (ii) offerings involving primary or secondary offerings of capital stock or debt securities issued by companies domiciled in Argentina which are not listed on self-regulated markets, to the extent they do not constitute direct investments (i.e., less than 10% of capital stock); (iii) non-residents’ portfolio investments made for the purpose of holding Argentine currency and assets and liabilities in the financial and non-financial private sector in excess of $5,000 per calendar month, to the extent that such investments are not the result of primary subscriptions of debt securities issued pursuant to a public offering and listed in self-regulated markets and/or primary subscriptions of capital stock of companies domiciled in Argentina issued pursuant to a public offering and listed in self regulated markets; (iv) non-residents’ portfolio investments made for the purpose of purchasing any right in securities in the secondary market issued by the public sector; (v) non-residents’ portfolio investments made for the purpose of purchasing primary offers of Central Bank securities issued in primary offerings; (vi) inflows of funds to the Argentine foreign exchange market derived from the sale of foreign portfolio investments of Argentine residents within the private sector in an amount in excess of $2.0 million per calendar month; and (vii) any inflow of funds to the Argentine foreign exchange market made for the purpose of primary offers of bonds and other securities issued by a trust, whether or not issued pursuant to a public offering and whether or not they are listed in self-regulated markets, to the extent that the funds to be used for the purchase of any of the underlying assets would be subject to the non-interest bearing deposit requirement.

The following transactions are exempted from the application of the Mandatory Deposit, among others: (i) primary or secondary offerings of debt securities or stock issued pursuant to a public offering and listed on a self-regulated market; (ii) foreign currency denominated loans granted by a local financial entity under certain conditions; (iii) indebtedness with multilateral and bilateral credit institutions and official credit agencies; (iv) the proceeds of foreign financial indebtedness; provided that (a) the proceeds from the exchange settlement, net of taxes and expenses, are used to purchase foreign currency in order to pay principal on foreign debt and/or to invest in long term foreign assets; or (b) the loan has a minimum average life of not less than two years, including payments of principal and interest, and to the extent the proceeds of such loan are applied to make investments which are then registered among other capitalized cost categories as “property, plant and equipment” (bienes de uso), “research/exploration costs” (gastos de investigación, prospección y exploración) or “intangible assets” (activos intangibles) as part of the relevant debtor’s balance sheet or “inventory” (bienes de cambio); and (v) foreign trade financings; and

(6) Transfer into Argentina and sale for Pesos through the FX Market of foreign investments of Argentine entities is subject to the Mandatory Deposit on the amounts exceeding $2.0 million per calendar month.

Anti-Money Laundering Regulations

Argentine Law No. 25,246 (as amended by Argentine Law No. 26,087 and Law No. 26,119) categorizes money laundering as a crime under the Argentine Criminal Code and created the Unidad de Información Financiera (“UIF”), an agency of the Ministry of Justice and Human Rights of Argentina pursuant to the Argentine Criminal Code. Money laundering involves the exchange, transfer, management, sale or any other use of monies or other assets that are the product of criminal activity by a person who did not participate in such crime, with the possible result that such monies or assets have the appearance of having been obtained through a lawful activity.

Argentine Law No. 26,087 provides that: (a) banking, trading or professional duties of secrecy or legal or contractual confidentiality commitments do not excuse compliance with the obligation to provide information to the UIF, in connection with an investigation of suspicious transactions; (b) after conducting an investigation of a suspicious transaction, the UIF shall inform the Attorney General’s Office if prosecution should be pursued and provide the elements and evidence to do so; and (c) agents or representatives of certain principals may be exempted of criminal liability.

The money laundering legal framework also provides a list of entities and persons who are subject to information and control duties, such as banks, broker-dealers, trading companies and insurance companies.

These entities and persons must (a) obtain from their customers and store documentation that proves their identity, domicile and other basic data, (b) report to the UIF any suspicious transaction (defined as any transaction that, based on the experience of the reporting company and taking into account customary practices for that type of transactions, is unusual, lacks economic or legal justification or involves unjustified complexity), and (c) abstain from disclosing to the customer or third parties any information concerning such suspicious transactions and any pending proceedings.

By Resolution No. 228/2007, the UIF provided a list of examples of potential suspicious customer activities that financial entities must consider in connection with investments, which includes the following transactions: (a) investments in securities for a disproportionate value, considering the business of the investor; (b) deposits or back-to-back loans in jurisdictions known as tax havens; (c) requests for asset management services where the origin of the funds is not certain, clear or is not consistent with the business of the investor; (d) unusual transfers of large amounts of securities or interests; (e) unusual and frequent use of special investment accounts; and (f) frequent purchase and sale of securities during the same day for the same amount and volume, when they seem unusual and inadequate considering the business of the investor.

A penalty of two to ten years imprisonment and a fine of two to ten times the amount of the transaction involved will be imposed on anyone who converts, transfers, manages, sells, encumbers or otherwise uses monies or any other assets derived from the commission of a crime in which such person did not take part, with the possible result that the substituted original asset may be given the appearance of having a legitimate source, provided the amount of such asset exceeds Ps.50,000 whether from one or more transactions. Also a penalty of six months to three years imprisonment will be imposed on anyone who, after the commission of a crime by another person (without the first person having taken part therein), helps the offender to evade investigation or escape action by authorities; conceals, alters, suppresses or helps an offender or accessory to the crime to conceal, alter or suppress any vestiges, evidences or instruments of the crime; acquires, receives or hides money, things or items obtained from a crime; fails to report the commission of a crime or to identify the perpetrator of, or accessory to a previously reported crime when such person is under the duty to promote the prosecution thereof; secures or helps the perpetrator of, or accessory to, the crime to secure the product or profit derived from such crime. Minimum and maximum penalties shall be duplicated where (a) the original crime is a particularly serious offense, (b) the offender acted in pursuit of profit, (c) the offender engages usually in the commission of acts of concealment, (d) the offender is a public officer.

Antitrust Regulations

Argentine law provides for antitrust measures and requires administrative authorization for transactions that qualify as economic concentrations in accordance with the Antitrust Law No. 25,156 that regulates trust practices.

According to such law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls a company, are considered economic concentrations.

Whenever an economic concentration involves a company or companies whose accumulated sales volume exceeds Ps.200.0 million in Argentina, the respective concentration must be submitted to the National Antitrust Commission for approval. The request for approval may be filed, either prior to the transaction or within a week after its completion.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of each of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps.20.0 million are exempted from administrative authorization. Notwithstanding the foregoing, this exception does not apply if the involved companies have effected transactions during the prior 12-month period that exceed in total Ps.20.0 million or Ps.60.0 million in the last 36 months, provided that in both cases the transactions involved relate to the same market.

As required by antitrust law, we reported to the CNDC the transaction with Quickfood S.A. (See “Business — Farming — Cattle Business”), the spin-off of Agro Invest S.A. and the acquisition of Dinaluca

(See “Summary — Recent Developments.” As of the date of this prospectus, the authorizations are still pending. We do not have any evidence which may indicate that the transactions will not be approved.

Taxes

The following is a summary of the material Argentine tax considerations relating to our operations in Argentina and is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect as of the date of this prospectus. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect the tax consequences to Argentine taxpayers, possibly on a retroactive basis, and could alter or modify the statements and conclusions set forth herein. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a taxpayer in Argentina.

Income Tax.  The Income Tax Law No. 20,628, as amended (“ITL”), establishes a federal tax on the worldwide income of individuals, legal entities domiciled in Argentina and Argentine branches of foreign entities. The income tax is currently levied at 35% of taxable net income obtained in Argentina or abroad. As per the ITL, income tax paid abroad is recognized as a tax credit. The credit may only be applied to the extent the foreign tax does not exceed the Argentine tax. The amount of income subject to tax is calculated according to the regulations of the ITL. Losses incurred during any fiscal year may be carried forward and set off against taxable income obtained during the following five fiscal years.

The sale, exchange or other disposition of shares of Argentine corporations by non-Argentine residents is exempted from income tax.

Payments from Argentina to foreign residents representing an Argentine source of income (i.e., fees, interest, etc.) are subject to income tax withholding levied at different rates depending on the type of payment. These rates may be reduced by application of a tax treaty for the avoidance of double taxation between Argentina and the receiving country.

Tax on Presumed Minimum Income.  This tax applies to assets of Argentine companies. The tax is only applicable if the total value of the assets is above Ps.200,000 at the end of the company’s commercial year, and is levied at a rate of 1% on the total value of such assets. The amount of income tax paid by the company may be computed against the tax on presumed minimum income payable for such year. The amount of the tax paid hereunder is allowed as a credit toward income tax. Furthermore, to the extent that this tax cannot be credited against normal corporate income tax, it may be carried forward as a credit for the following ten years. Shares and other capital participations are exempted from the tax on presumed income.

Value Added Tax.  The Value Added Tax (“VAT”) applies to the sale of goods, the provision of services and the importation of goods. Under certain circumstances, services rendered outside of Argentina, which are effectively used or exploited in Argentina, are deemed to be rendered in Argentina and, therefore, subject to VAT. The current VAT general rate is 21%. Certain sales of goods, such as grains, and importation of capital goods are, however, subject to VAT at a lower tax rate of 10.5%.

Tax on Debits and Credits in Bank Accounts.  This tax applies to debits and credits in Argentine bank accounts and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a bank account. There are certain limited exceptions to the application of this tax. The general tax rate is 0.6%. However, 34% of the tax arising from credits in bank accounts can be used as a credit on account of the holder’s income tax liability. The amount computed as a credit is not deductible for tax purposes.

Personal Assets Tax.  Argentine companies have to pay the personal assets tax corresponding to Argentine resident individuals, foreign individuals and foreign entities for the holding of shares and other capital participations in such company as of December 31 of each year. The applicable tax rate is 0.5% and is levied on the equity value stated in the latest financial statements. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such tax paid from the applicable foreign shareholders, even by withholding and/or foreclosing on the shares, or by withholding dividends. Argentine companies are not required to pay the personal assets tax on shares or participations in their capital stock owned by foreign individuals or entities located in certain jurisdictions with a tax treaty in force with Argentina (e.g., Spain, Chile and Switzerland).

Tax on Dividends.  In principle, dividends paid on shares of Argentine corporations, whether in cash, property or other equity securities and any other payment in kind, are not subject to income tax in Argentina. However, pursuant to the ITL, dividends paid in excess of the Argentine corporation’s net taxable accumulated income for the previous fiscal period are subject to withholding at the rate of 35%. This tax is not applicable if dividends are paid in shares (acciones liberadas). The above-mentioned withholding rate may be reduced by a tax treaty for the avoidance of double taxation between Argentina and the country of the receiving party. Almost all of the company’s interests in our operations in Argentina are held through Argentine subsidiaries controlled by Spanish holding companies (Empresas de Tenencia de Valores Extranjeros, or “ETVE”). Pursuant to the tax treaty for the avoidance of double taxation between Argentina and Spain, the withholding rate may not exceed (i) 10% of the gross amount of dividends paid if the beneficiary is a Spanish entity which directly owns at least 25% of the equity of the company paying the dividends or (ii) 15% of the gross amount of dividends paid in all other cases.

Export Taxes.  In recent years the Argentine government imposed new duties on exports. Pursuant to Resolution No. 11/02 of the Ministry of Economy and Public Finance, the Argentine government imposed a 10% or 5% duty on the exports of various primary and manufactured products including some of those produced by us (e.g., rice and sunflower). According to Resolution No. 35/02 of the Ministry of Economy and Public Finance, an export duty of 20% was imposed on wheat, barley, corn, sunflower, soybeans and cotton. In July 2002, Resolution 160/2 of the Ministry of Economy and Public Finance reduced the export duty on rice and cotton to 5%. As from January 11, 2007, Resolution No. 10/07 of the Ministry of Economy and Public Finance imposed an additional 4% duty on certain exports, including soybeans.

In accordance with Resolutions No. 368/07 and 369/07 of the Ministry of Economy and Public Finance, export taxes on soybeans increased from 27.5% to 35%, while those on corn, wheat and sunflower increased from 20% to 25%, 20% to 28%, and 20% to 32%, respectively. On March 10, 2008, the Ministry of Economy and Public Finance issued Resolution No. 125/08 establishing a progressive scheme of export duties for primary agricultural products, thereby increasing the fixed rates established before. This last resolution was strongly opposed by producers across the country. Argentina faced nationwide strikes and protests from farmers due to the increases, which disrupted economic activity and heightened political tension. After being sent to the Argentine congress for ratification it was finally repealed. After the Resolution No. 125/08 was repealed, the Ministry of Economy and Public Finance issued Resolution No. 181/08 and 182/08 establishing the following export taxes: wheat, 23%; corn, 20%; soybeans, 35%; and sunflower, 32%.

Turnover Tax.  Turnover tax is a local tax levied on gross income. Each of the provinces and the City of Buenos Aires apply different tax rates; however, most provinces apply a 1% rate on agricultural, cattle breeding and mining activities. The tax is levied on the amount of gross income resulting from business activities carried on within the respective provincial jurisdictions. The provinces have signed an agreement to avoid the double taxation of activities performed in more than one province. Under this agreement, gross income is allocated between the different provinces applying a formula based on income obtained and expenses incurred in each province.

In the City of Buenos Aires, transactions with shares and distribution of dividends are exempted from the turnover tax.

Stamp Tax.  Stamp tax is a local tax. Stamp tax is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all type of contracts, notary deeds and promissory notes. Each province and the City of Buenos Aires has its own tax legislation. Stamp tax rates vary according to the jurisdiction and agreement involved. In general, stamp tax rates vary from 0.6% to 4% and it is applied based on the economic value of the instrument.

Brazil

Many countries are attempting to reduce their dependence on oil by raising the percentage of ethanol required by regulation in the composition of gasoline or by focusing on higher targets. This trend is also influenced by the pressure on governments to take actions to reduce global warming.

Regulatory policies have influenced biofuel demand through blending quotas and targets. Mandates for blending biofuels into vehicle fuels had been enacted in at least 55 states, provinces and/or countries at the national level by 2008, according to the Renewables Global Status Report (REN21, 2009). Most regulatory policies require blending 10-15% ethanol with gasoline.

Brazil has been a leader in mandating ethanol blending for 30 years, since the implementation of its “Pró-álcool” program. The blending composition is adjusted occasionally, but has remained between 20% and 25%, according to ANP. All gas stations in Brazil are required to sell both gasohol (E25), a mixture of gasoline and anhydrous ethanol, and pure ethanol (E100). The blending mandate has been accompanied by a host of supporting policies, including retail distribution requirements and preferential tax treatment for ethanol-capable vehicles.

Our activities are subject to a wide range of regulations by governmental agencies, particularly the National Health Surveillance Agency (Agência Nacional de Vigilância Sanitária or “ANVISA”), ANP and MAPA.

Sugar, Ethanol and Energy

The sugar and ethanol industries were heavily regulated by the Brazilian government until 1999. Prices of sugarcane, ethanol and sugar were established in accordance with federal laws, and production was controlled to centralized harvest plans (planos de safra) established by the federal government. In addition, the Brazilian government had strongly promoted the use of ethanol as a fuel since the 1970s, especially through the implementation of the Pró-álcool program in 1975. The Pró-álcool program set incentives for the production of ethanol-fueled vehicles and established prices for ethanol. During the 1990s, the Brazilian government also promoted the use of anhydrous ethanol as an additive to gasoline. The Sugar and Alcohol Interministerial Council, created in August 1997, established a mandatory percentage of anhydrous ethanol to be added to gasoline, historically ranging between 20% and 25% (currently at a maximum level of 25% by volume).

The deregulation of the sugar and ethanol industries began with the promulgation of Brazil’s Federal Constitution in 1988 and the country’s first experiments with bona fide free markets since the end of the military dictatorship. In 1989, producers were authorized to directly export sugar under the government’s supervision. In 1990, the federal government closed the Sugar and Alcohol Institute, the governmental agency that controlled several aspects of sugar production and sales, including the preparation of the harvest plans. In 1996, the government’s harvest plans ceased to be compulsory and were thereafter used only for indicative purposes. From 1995 to 1999, the governmental gradually relinquished control over the prices of sugar and ethanol, and allowed sugar to be exported freely in accordance with market conditions. Complete deregulation of sugarcane prices occurred on February 1, 1999.

The basic regulatory scheme governing supervision and registration of food products, including sugar production, is mostly provided under Decree-Law No. 986, issued on October 21, 1969, as amended, Resolution No. 22, issued by ANVISA on March 15, 2005, and Resolution No. 23, issued by ANVISA on March 15, 2005, as amended by Resolution No. 278, issued by ANVISA on September 22, 2005. All food manufactured, prepared, processed, packed, transported, sold or delivered to Brazil must be previously registered with ANVISA, except when not required by law. Decree-Law No. 986/69 and further regulations also establish rules and standards to be followed in food labeling. As a rule, registration of food products is valid throughout Brazil for a period of ten years, and the renewal of the registration must be requested 60 days prior to its expiration date.

Also, the ANP, a regulatory agency linked to the Ministry of Mines and Energy, created by Law No. 9,478 of August 6, 1997, is the entity responsible for regulating and inspecting the economic activities of the oil, natural gas and biofuels industry. The companies that distribute liquid fuels including oil byproducts, fuel ethanol, diesel mixtures and biodiesel must be registered as distributors with ANP and must have specific authorization from ANP for such distribution. Suppliers of ethanol produced for vehicles and gas stations must be previously registered with ANP in order to sell ethanol.

Currently, the sugar and ethanol industries are practically unregulated, especially regarding the commercial aspects; however, there are complex rules regarding sugarcane burning, certain other environmental regulations discussed below, and the mandatory anhydrous ethanol content in all gasoline sold in Brazil.

In accordance with MAPA’s Ordinance No. 52, of November 12, 2009, every alcohol producer or sugar producer must be registered and authorized by the MAPA in order to legally develop its activities. Additionally, in order to produce and distribute (sale activity) fuel alcohol, the company must be registered by ANP, according to ANP’s Resolution No. 43, of December 22, 2009.

Operational Licenses

Sugar mills in Brazil are subject to environmental licensing requirements. Generally, the environmental agencies of each state are responsible for issuing environmental permits. The criteria for environmental licensing is defined and regulated by CONAMA, under Resolution No. 237, of December 19, 1997.

We own the land and some of the equipment that will be used for the operation of our Ivinhema mill but since it is a greenfield project, we are still in the stage of applying for the environmental licenses required for its development. We obtained the licença prévia (preliminary license) from IMASUL on November 26, 2010. We will still require an installation license to commence the construction of the mill.

Failure to obtain any license may subject us to the administrative sanctions set forth in Federal Decree No. 6514/2008 (with fines up to $25 million), in addition to other administrative penalties (i.e., warnings, injunction on work or activities, partial or total suspension of activities) and potential criminal sanctions set forth in Law 9605/98.

In addition to environmental licenses, after the commencement of operations, Ivinhema will require other permits including permits allowing water capture and use of controlled products, among others.

Sales and Ownership of Real Estate

Acquisition of Real Estate in Brazil

Under the Brazilian legal system, real estate may be acquired by registration of transfer of title. The real estate registry operates based upon presumed ownership. Therefore, when the title to the property is recorded in the name of a given person, it is presumed that the property belongs to such person until it is proven otherwise. This presumption may be overcome based on the following principles: obligation, public faith and the possibility of rectification upon proof.

Acquisition or Leasing of Rural Properties by Foreign Entities and Individuals

Brazilian federal law establishes certain restrictions on the acquisition of rural property by foreigners, such as (i) foreign investors may only acquire rural properties in which agricultural, cattle-raising, industrial or colonization projects are going to be developed as approved by the relevant authorities; (ii) the total rural area to be acquired by a foreign investor cannot exceed one quarter of the surface of the municipality in which it is located, and foreigners with the same nationality may not own, cumulatively, more than 40% of such limited area; and (iii) the acquisition or possession (or any in rem right) by a foreigner of rural property situated in a Border Zone must be previously approved by the General Office of the National Security Council. The restrictions mentioned in items (i) and (ii) above are also applicable for rural lease agreements executed by foreigners. In addition, the acquisition or lease by a foreigner of a rural property exceeding 100 MEI must be previously approved by the Brazilian National Congress. Brazilian federal law enacted in 1971 also establishes that the same restrictions apply to Brazilian companies that are controlled by foreign investors. Any acquisition of rural property by foreigners in violation of these terms would be considered null and void under Brazilian law.

However, the Federal Constitution enacted in 1988 and its amendments, in particular Constitutional Amendment No. 6, of August 15, 1995, set forth that (i) no restrictions on the acquisition of rural land in Brazil should apply to Brazilian companies and (ii) any company incorporated and headquartered in Brazil and controlled by foreign investors must receive the same treatment as any other company incorporated and headquartered in Brazil and controlled by Brazilian investors. Since the enactment of the Federal Constitution in 1988, the interpretation had been that the restrictions imposed by federal law on the acquisition or lease of rural property above-mentioned did not apply to Brazilian companies controlled by foreigners, pursuant to the legal opinion issued by the AGU in 1994, which was ratified in 1998. However, the Brazilian Justice National Council issued on July 13, 2010 an Official Letter addressed to all the Brazilian local State Internal Affairs Bureaus in order for them to adopt procedures within 60 days and instruct the local State Notary and Real Estate Registry Offices to observe the restrictions of the Brazilian law on the acquisitions of rural land by Brazilian companies with foreign equity holders. Thereafter, on August 19, 2010, the AGU revised its prior opinion and published a new opinion confirming that Brazilian entities controlled by foreigners should be subject to the restrictions described above. This revised opinion was ratified by the President of Brazil and published in the Official Gazette of the Federal Executive on August 23, 2010, becoming binding as of such date. We therefore believe that the acquisitions of rural properties by Brazilian companies controlled by foreigners registered in the appropriate real estate registry prior to August 23, 2010 will not be affected by this binding opinion. However, going forward, the acquisition and leasing of rural land in Brazil, including through corporate transactions, will be subject to the above-mentioned restrictions, and will require several additional layers of review and approvals which may be discretionary, burdensome and time consuming.

Law 5,709/71 states that the restrictions of such law shall be applied to Brazilian legal entities in which the majority of corporate capital is held by foreigners. However, the opinion issued by the Attorney General’s Office is that the concept of “majority of corporate capital” should include also the idea of direct or indirect control, irrespective of whether or not the foreign shareholders held the majority the capital stock of the Brazilian legal entities. In case Brazilian courts decide to follow this opinion, all Brazilian legal entities controlled by foreigners, either directly or indirectly, shall be subject to the restrictions under Law 5,709/91, including the submission of the acquisition to the analysis of INCRA and MAPA. While we conduct our operations in Brazil through local subsidiaries, we would be considered a foreign controlled entity within the meaning of the restrictions articulated above. Therefore, if we are not able to comply with these restrictions and obtain the required approvals in connection with future acquisitions, our business plan, contemplated expansion in Brazil and results of operations will be adversely affected.

Furthermore, there is currently proposed legislation under analysis in the Brazilian National Congress regarding the acquisition of rural land by Brazilian companies controlled by foreign holders, which if approved may further limit and restrict the investments of companies with foreign equity capital in rural land in Brazil. Such further restrictions may place more strain on our ability to expand our operations in Brazil.

Effective Ownership and Importance of Registration

Title to a real estate property is obtained only upon registration of the deed by means of which the title is acquired on the real estate property’s records in the applicable real estate registry office. The real estate property record is used to register title to property, title transfers, and certain rights and obligations relating to the property, such as leases, mortgages and other liens.

Geo-referencing

Rural properties in Brazil are subject to specific regulations regarding perimeter identification. Law No. 10,267 of August 28, 2001 (“Law No. 10,267/2001”), as implemented by Decree No. 4,449 of October 30, 2002 (“Decree No. 4,449/2002”), has introduced several changes to the systems used for identification and the manner of description of rural real estate in Brazil. The law was enacted with the purpose of clarifying certain doubts relating to the identification of rural properties in Brazil and eliminating calculation errors in the identification of rural areas. Moreover, Law No. 10,267/2001 also aims to enable a better and integrated recording system for use by the Real Estate Registries and other public federal bodies and agencies, such as the Federal Revenue Office and the INCRA.

Article 3 of Law No. 10,267/2001 stipulates that in the event of (i) division, (ii) land parceling, (iii) land aggregation, and (iv) transfer of title to real property on any account, identification of the real estate must be made by means of specifications containing the coordinates of its boundaries georeferenced to the Brazilian Geodesic System and a precise positioning determined pursuant to INCRA normative rulings. The specifications must be prepared by a professional duly accredited by INCRA, with an Annotation of Technical Responsibility.

In ordering that the boundaries of a rural property be georeferenced to the Brazilian Geodesic System, the Government intends that the positioning of the properties be determined with great technical precision, using state of the art tools to obtain the coordinates of any given property, such as GPS that enables positioning through satellites. INCRA also established a procedure for accrediting the professionals responsible for georeferencing, pursuant to Normative Ruling No. 13, of November 17, 2003.

Pursuant to Article 10 of Decree No. 4.449/2002, rural property identification has been required for any transfer of land of more than 500 hectares since November 20, 2008, and will be required for transfers of land of less than 500 hectares beginning November 2011.

Areas with Restrictions on Acquisitions

Areas on National Borders

Some areas in Brazil are considered essential to national security. Thus, an authorization by the National Security Council is required for any transaction involving the acquisition or possession of real estate or in rem rights to real estate by a foreign investor, especially in respect of land located within 150 meters from Brazil’s international borders, which is designated to be a frontier strip.

Coastal Areas

Coastal properties are subject to the emphyteusis institution (fee farm system). According to the emphyteusis institution, the ownership of coastal property is divided into (i) full ownership (dominium plenum) and (ii) beneficial ownership (dominium utile). The federal government has full ownership of most Brazilian coastal properties and, therefore, it can charge those with beneficial ownership for their use of the properties. In its capacity as full owner, the federal government can charge beneficial owners an annual contribution called “foro” and a contribution called “laudemio.” The foro is 0.6% of the value of the beneficial ownership, as evaluated by the federal government, and the laudemio, calculated at 5% of the price of conveyance of the beneficial ownership or the assessed value, determined by the federal government, whichever is higher. In this manner, the holder of the beneficial ownership will be entitled to use, commercially develop, and freely dispose of the beneficial ownership.

On an extraordinary basis, the federal government may, at its sole discretion and irrespective of the title held by a beneficial owner, exercise its full ownership over the property by paying compensation to the beneficial owner for the reasonable value, as appraised by the governor, of the “necessary improvements” to the land (which are defined by the Brazilian Civil Code to include improvements designed to maintain of the object and avoid its destruction). In the event the government requires private property, it must pay the private owner for the value of the land and all improvements existing thereon in the amount agreed by the parties. If there is no agreement on the value, a judge may decide the amount of compensation to be paid.

No foreign person may be the recipient of any conveyance, concession or assignment of beneficial ownership rights pursuant to Article 205 of Decree-Law No. 9760/46, except (i) if authorized by the President of Brazil or (ii) if the property is located in a condominium incorporated under the specific provisions of Law No. 4591/64 (a building where each apartment is considered as an autonomous unit), which has more than 2/3 of the condominium units owned by Brazilians.

Amazon Region

With regard to real properties located in the state of Amazonas, the direct acquisition of real property by foreigners is generally not allowed, based on the local interpretation of existing law by the local real estate registries. In this respect, Provision No. 52/2001 of the Internal Affairs Bureau of the State of Amazonas Court (Corregedoria Geral de Justiça do Estado do Amazonas) recommended limiting the acquisition of rural properties by foreigners and companies controlled by foreigners, subjecting any such acquisitions to the prior approval of the MAPA.

Environment

We are subject to Brazilian federal, state and local laws and regulations governing the discharge of effluents and gas emissions into the environment, the handling and disposal of industrial waste, the preservation of wildlife in protected areas and otherwise relating to the protection of the environment.

Environmental Responsibility

In 1998, the Brazilian government enacted an environmental crimes law that imposes administrative and criminal penalties on corporations and individuals that violate environmental laws and regulations. Individuals (including corporate officers and directors) may be imprisoned for up to five years for environmental crimes. Criminal penalties against corporations include fines, community service and certain restrictions, including the cancellation of credit lines with governmental entities. At the administrative level, corporations found to be violating environmental laws may be fined up to R$50 million, an amount which may be doubled or tripled in the event of recidivism. Corporations may also have their operations suspended, be barred from entering into certain types of government contracts and lose certain tax benefits and incentives. Additionally, at the civil level, offenders may be required to repair or provide indemnity for environmental damage they cause, as well as damage caused by third-party subcontractors.

Environmental Licensing

The Brazilian National Environmental Policy (Política Nacional do Meio Ambiente) requires that an environmental license be obtained prior to engaging in any potentially polluting or environmentally damaging activities. We are required to obtain (and must maintain) environmental licenses to install and operate our sugarcane mills. Except for activities that are subject to the jurisdiction of the Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or “IBAMA”), Brazilian states have the authority to grant environmental licenses and to enforce environmental regulations and restrictions. The licensing authority for our activities in the state of Minas Gerais is Conselho Estadual de Política Ambiental (“COPAM”) and in the state of Mato Grosso do Sul is IMASUL, both of which have granted environmental licenses to us in respect of our mills which are currently in operations. We have obtained all material environmental and other licenses, permits and authorizations that are required by our currently-operating mills currently in operation, and all such licenses, permits and authorizations are in full force and effect.

To obtain environmental licenses for activities that may have a significant impact on the environment, an environmental impact study and an environmental impact report are required. Parties requesting such study or report may be required to invest a portion of the total cost of the project in conservation areas to compensate for any environmental damage.

Permanent Preservation Areas

The Brazilian Forestry Code does not permit any type of land use in certain protected rural areas, including areas bordering streams and rivers and hill tops. Activities may only be undertaken in these areas, known as permanent preservation areas (“APPs”), if they are determined to be in the public interest or to not adversely affect the environment.

Legal Forestry Reserve

The Brazilian Forestry Code obligates us to maintain and register a legal forestry reserve in each of our rural landholdings covering at least 20% of the total area of such land, excluding APPs. In those properties where our legal forestry reserve does not meet the legal minimum, we are permitted under Provisional Measure No. 2166-67/01 to perform gradual reforestation of at least 1/10 of the total legal forestry reserve area every three years until 100% of the legal forestry reserve is restored or to offset non-contiguous land against the reserve requirement, including land that is jointly-owned in the form of a condominium, other land owned in the same hydrological region of the state, leased land that is subject to a preservation easement or servitude or ownership interests (quotas) purchased in preservation areas expressly created for this purpose. However, these alternatives may be adopted only if pre-approved by state regulatory authorities.

Conservation Units

Brazilian federal, state and local governments may also create environmental reserves, known as conservation units, in which permissible activity is restricted, such as national parks and environmental protection areas. In Mato Grosso do Sul, we have sugarcane plantations inside the conservation units bordering the Parana River and part of our Sapálio farm is located inside a conservation unit. In these areas we conform to the regulatory requirements and take part in protecting the environment through local and state councils.

Burning of Sugarcane

In Mato Grosso do Sul, there are two statutes that regulate the burning of sugarcane. Law No. 3,357 of January 9, 2007, establishes that for cases in which the topography is favorable for mechanized harvest, straw burning must be totally eliminated within a maximum period of 20 years (from 2006) at a ratio of at least 5% per year. In other areas the elimination of straw burning will begin in 2010 at a ratio of at least 5% per year until these areas are no longer used to cultivate sugar. Areas are considered adequate for mechanized harvest if they have less than a 12% incline. In urban areas, burning has been prohibited since January 9, 2007. In addition, State Law No. 3,404 of July 30, 2007, requires the total elimination of straw burning within a maximum period of six years from 2010, at a rate of 16.75% per year. Burning straw is expressly prohibited in areas located within five kilometers of an urban area.

In the Angélica municipality, a decree was created authorizing Angélica Agroenergía Ltda. to conduct controlled burns of up to 15% of the total area planted by each company, in conformity with State Law No. 3,357/2007, until December 2009.

In the state of Minas Gerais, with respect to projects implemented from 2008 onwards, areas with less than a 12% incline, at least 80% of the first-cut cane should be mechanized in 2009 and 100% by 2014. For projects implemented by 2007, which is the case for UMA, the mechanization of areas with less than a 12% incline should be concluded by 2014 at the latest. Currently, sugarcane burning is totally prohibited within a buffer zone of 2,000 meters of an urban perimeter and new projects in rural communities. Beginning in 2014, controlled burning of sugarcane within such buffer zones must be contained. Sugarcane crop expansions must have inclines of less than 12%. The ranges provided for in instruments established by law are doubled in permanent preservation areas, legal reserves, legal research areas and fragments of native forest in priority areas for biodiversity conservation.

Use of Water

The use of water, as well as the collection and impounding of water or discharge of effluents, is subject to prior authorization from state environmental agencies, in accordance with Article 14 of Law No. 9,433/97. State laws regulate the use of water, as well as the collection and impounding of water or discharge of effluents for state rivers and watercourses.

According to Brazilian federal law, impounding or collecting water and/or discharging liquid effluents into the public sewage system without proper authorization from the respective environmental agency subjects the offending company to the administrative penalties established in Article 50 of Law No. 9,433/97, including (i) warnings, (ii) daily or simple fines varying from R$100 to R$10,000, and (iii) intervention.

Taxation of Brazilian Corporations

Brazilian corporate income tax is made up of two components, a federal income tax and social contribution on taxable profits, known as the “social contribution on net profits.” The federal income tax includes two components: a federal income tax and an additional income tax. The federal income tax is assessed at a combined rate of up to 25% of adjusted net income (the normal rate for Brazilian legal entities is 15% plus 10% for legal entities with annual profits exceeding R$240,000). The social contribution on net profits is currently assessed at a rate of 9% for non-financial institutions.

Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. Therefore, profits, capital gains and other income obtained abroad by Brazilian entities will be computed in the determination of their net profits. In addition, profits, capital gains and other income obtained by foreign branches or income obtained from subsidiaries or foreign corporations controlled by a Brazilian entity will also be computed in the calculation of such entity’s profits, in proportion to its participation in such foreign companies’ capital. Brazilian entities are allowed to deduct any income tax paid abroad, up to the amount of the Brazilian income taxes imposed on such income obtained abroad. As of January 1, 2002, Provisional Measure No. 2,158-35 determined that such profits, capital gains and other income obtained abroad by a controlled or affiliate company shall be subject to taxation on an accrual basis by the Brazilian entity on December 31 of every fiscal year, unless the Brazilian entity is liquidated before the date of its year-end balance sheet, in which case the profits are taxed at the time of its liquidation.

Tax losses carried forward are available to offset up to 30% of annual taxable income.

Two federal contributions are imposed on the gross revenues of corporate entities: the Social Integration Program (“PIS”) and the Social Contribution on Revenue (“COFINS”). The COFINS and the PIS under the non-cumulative regime are assessed at a rate of 7.6% and 1.65%, respectively, resulting in a combined rate of 9.25%, although certain deductions for expenses are allowed in the non-cumulative PIS and COFINS regime. Pursuant to Section 1 of Decree No. 5,442 of September 5, 2005, the PIS and COFINS non-cumulative rates applicable to financial revenues received by legal entities (non-financial institutions) are zero percent.

Brazilian taxation includes also some indirect taxes that are assessed upon the acquisition or sale of certain goods. The taxes and rates applicable vary depending on the type of transaction.

Uruguay

General Regulations

Uruguayan Antitrust Law 18,159 (the “Uruguayan Antitrust Law”) prohibits the abuse of a dominant position as well as all individual or concerted practices, conduct or recommendations with the effect or purpose of restricting, limiting, hindering, distorting or preventing current or future competition in the relevant market.

The Uruguayan Antitrust Law applies to all national and foreign public and private legal entities and individuals engaged in profit or non-profit economic activities in Uruguayan territory. The Uruguayan Antitrust Law also has extra-territorial application. It is binding upon those engaging in economic activities abroad insofar as such activities have total or partial effects in Uruguayan territory.

The Uruguayan Antitrust Law introduces a prior oversight system for mergers and acquisitions by companies having a certain market power. When the transaction results in a stake equal to or exceeding 50% of the relevant market, or when gross annual billings in Uruguay of the parties to the transaction exceeds approximately US$74 million, notice to the enforcement agency is required. In extreme cases involving a de facto monopoly, authorization must be requested in advance.

Sale and Ownership of Real Estate

Property transactions are common in Uruguay for foreign corporations due to Uruguay’s legal system, which does not include relevant expropriation laws, restrict the ownership of private property, or discriminate against foreigners and includes a clear tax scenario, public registries, and the participation of notaries public (professionals who are legally trained and regulated).

Restrictions are limited to those areas considered part of the National Security Domain and pursuant to certain Municipal Decrees regarding frontier and coastal areas.

Foreign investors desiring to acquire real property can either act as individuals or use any kind of legal vehicle (Uruguayan Stock Corporations, LLCs or even off-shore vehicles as commonly used as a BVI or Delaware LLC).

Relevance of Notaries

Real estate transactions in Uruguay require the participation of a notary public (legally required by Law 1,421 and the Civil Code). The notary public is responsible, once appointed by the buyer, to ensure that all documents and permits are correct and in order and to ensure that the investor acquires a clean title (i.e., confirming there are no liens or mortgages and valid building permits and confirming the status of all taxes and utilities related to the land).

Rural Real Estate

Law 18,092 (as amended by Article 349 of Law 18,172) provides as a general rule that only individuals and companies having registered shares held by individuals can be owners of rural real estate and land operations in Uruguay. However, certain corporations whose holders are not individuals may apply for authorization from the Executive Branch to own rural property, provided they meet certain requirements, such as proving that it would be impossible to have individuals at the end of the chain of shareholders or demonstrating that the company’s activities are part of a project considered a priority for the country’s economic development.

Farmlands with more than (i) 1,500 hectares or (ii) 500 hectares with a productivity land index number (CONEAT index) of 100 must be offered to the Instituto Nacional de Colonización, or INC, prior to their sale to another party.

Environment

The General Environmental Protection Law provides for the following principles:

•	Protection of the environment, air, water, soil and landscape quality;

•	Conservation of biodiversity and coastal configuration and structure;

•	Reduction and appropriate management of hazardous toxic substances and wastes of any kind;

•	Prevention, elimination, mitigation of and compensation for negative environmental impacts; and

•	Regional and international environmental cooperation and participation in solving global environmental problems.

Environmental Responsibility

Generally Uruguayan law does not provide for a specific environmental liability regime. Therefore, general provisions of the Uruguayan Civil Code apply, including those establishing the liability of any person that causes damage through willful misconduct or negligence.

According to local law, any party causing environmental degradation, destruction or contamination shall, if materially possible, remediate such damage. In the case of irreversible damage, the party shall take all necessary action to reduce or mitigate such damage to the extent possible, pursuant to Article 4 of Law No. 16,466 “Prevention and Assessment of Environmental Impact”.

Uruguay has no criminal environmental penalties with exception of a certain few, including penalties for introducing of hazardous wastes in to Uruguayan territory and poisoning or adulterating water or food.

At the administrative level, the Ministry of Housing, Land Management and Environment determines whether public or private activities comply with environmental regulations. Administrative penalties in cases of non-compliance may result in fines of up to approximately $232,000, public disclosure of penalties, temporary or permanent cessation of business or the suspension or cessation of the activities that affect the environment.

Natural Areas and Native Forest Protection

Uruguayan regulations indicate certain activities which may be limited or prohibited (e.g., limitations on traditional production activities, hunting and fishing) in designated areas that are included in the National System of Natural Protected Areas. Uruguayan regulations also protect native forest. Prior authorization of the Ministry of Fishing, Agriculture and Livestock is required for logging and extraction of forest products in the native forest.

Genetically Modified Organisms

Uruguayan regulations on biosafety in respect of plants and genetic modification of plant organisms were enacted in 2008. The regulations require prior governmental authorization for introduction, use and manipulation of plants and genetically modified plant organisms, creating a new institutional structure for such purposes.

Soil Usage

On August 27, 2008 a ruling on responsible use and appropriate management of soils for farming production was enacted. Pursuant to the ruling, land users must file a management plan with the Ministry of Fishing, Agriculture and Livestock. Such plan must show that the production system ensures a tolerable level of erosion taking into account the soil used, crop sequencing and management practices. In addition, the ruling expressly enumerates inappropriate practices in soil and water management, specifically for cases of direct sowing or plowing and in general for all circumstances. In addition, it establishes the obligation to adopt measures to recover eroded or degraded soils in all cases (regardless of whether degradation or erosion is severe or not). The obligation to recover eroded soil implies the joint and several liability of the land owner and the land user for applicable sanctions.

Exchange Regulation

There are no exchange controls presently in effect in Uruguay. Since September 1974, foreign exchange market operations have been completely free on the basis of fluctuating rates determined by supply and demand. The purchase and sale of foreign currency and payments made abroad in foreign currency are not restricted in any way.

Payment for imports may be made out of hard currency held either abroad or in the country, or by purchasing such currency within the country. Exporters may freely keep the foreign currency proceeds from their export sales.

There are no legal obstacles to commercial or financial agreements being drawn up in a foreign currency. Legal enforcement of contracts may be made either in local currency or in the foreign currency originally agreed upon by the parties.

Anti-Money Laundering

Uruguayan Law 17,835 (as amended by Law 18,494) categorizes money laundering as a crime and created the Unidad de Información y Análisis Financiero (“UIAF”), an agency of the Central Bank of Uruguay (“BCU”). Money laundering involves the exchange, transfer, management, sale or any other use of monies or other assets that are the product of criminal activity by a person who did not participate in such crime, with the possible result that such monies or assets have the appearance of having been obtained through a lawful activity.

Uruguayan Law 17,835 provides that all individuals or companies under BCU’s control must report (i) unusual transactions within their respective activities that do not have economic or legal justification or have unjustified complexity and (ii) financial transactions involving assets suspected to be illicit.

The money laundering legal framework also provides a list of entities subject to information and control duties, such as casinos, real estate agents and bank account managers, among others.

Taxes

The following is a summary of the material Uruguayan tax considerations relating to our operations in Uruguay and is based upon laws, regulations, decrees, rulings, administrative practice and judicial decisions in effect as of the date of this prospectus. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect the tax consequences to Uruguayan taxpayers, possibly on retroactive bases, and could alter or modify the statements and conclusions set forth herein. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a taxpayer in Uruguay.

Income Tax.  Uruguayan source income obtained by legal entities domiciled in Uruguay and by permanent establishments of foreign entities is subject to the Corporate Income Tax (“IRAE”) at the rate of 25%.

Taxable income is determined according to IRAE regulations. Expenses can be deducted only if they constitute, income for the other party (resident or non-resident) subject to corporate or individual income tax, and only in proportion to the ratio of the rate applicable to the income of the other party to the 25% IRAE rate.

Losses incurred during any fiscal year may be carried forward and set off against taxable income obtained during the following five fiscal years.

Non-Resident Income Tax.  Uruguayan source income obtained by non-resident individuals or entities is subject to the Non-Resident Income Tax (“IRNR”) at the rate of 12%.

Payments from Uruguayan entities to foreign residents (i.e. fees, interest, etc.) are subject to IRNR withholding. Under certain circumstances, technical services rendered outside of Uruguay for the benefit of IRAE taxpayers are deemed to be rendered in Uruguay and, therefore, subject to IRNR.

The sale, exchange or other disposition of shares of Uruguayan corporations by non-residents is subject to IRNR. The taxable income is determined on a notional basis as 20% of the sale price.

Net Worth Tax.  Net Worth Tax (“IP”) is levied at the rate of 1.5% on the net worth of Uruguayan entities located in Uruguay, including all assets located, placed or used economically in Uruguayan territory minus a short list of liabilities stipulated by law, which includes loans from local banks, certain debts with goods and services providers and import balances.

Uruguayan entities that make loans must withhold IP at a rate of 1.5% on debts outstanding with individuals or legal entities abroad at December 31, except for deposits, loans and import debts.

Value Added Tax.  VAT is levied on the domestic circulation and importation of goods and on the provision of services within the territory of Uruguay at the general rate of 22%. However, for a limited number of basic needs products and services, a lower rate of 10% applies.

The sale of farming products such as grains is zero rated. This means that VAT is not charged on the sale of such products, but there is a refunding of the VAT included in the purchase of goods and services that directly or indirectly form part of the cost of production of the farming products. The export of goods and of certain services is also zero rated.

Tax on dividends.  Dividends paid on shares of Uruguayan corporations to non-resident entities are subject to a withholding tax of 7%. The withholding tax is not applied to the actual amount of dividends distributed, but to an amount equivalent to the taxable income for IRAE. This tax is not applicable if dividends are paid in shares unless such shares are redeemed within two years after such share dividend. For capital redemptions, the amount by which the redemption price exceeds the nominal price of the corresponding shares is also treated as a dividend.

Tax on the Alienation of Farming Products.  Tax on the Alienation of Farming Products (“IMEBA”) is levied on the first conveyance of farm products, under any title, made by producers to IRAE taxpayers, government and municipal agencies and on the export of farm goods. The tax rate for the sale of cereal and oil seeds is 2% while the tax rate for the sale of bovine and ovine cattle is 2.15%.

There are two additional taxes, one levied at a rate of 0.2% and another at a rate of 0.4%. In contrast to IMEBA payments, these two additional taxes cannot be accredited to IRAE payments.

MANAGEMENT

Board of Directors

The following table sets forth information for our directors as of the date of this prospectus:

Name	Position	Date of Appointment	Age	Initial Term

Abbas Farouq Zuaiter	Chairman	2011	43	1 year
Alan Leland Boyce	Director	2011	50	2 years
Guillaume van der Linden	Director	2011	51	1 year
Paulo Albert Weyland Vieira	Director	2011	44	2 years
Mariano Bosch	Director	2011	40	3 years
Plínio Musetti	Director	2011	56	3 years
Mark Schachter	Director	2011	31	1 year
Julio Moura Neto	Director	2011	58	3 years
Andrés Velasco Brañes	Director	2011	50	2 years

A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:

Abbas (“Eddy”) Farouq Zuaiter.  Mr. Zuaiter has been a member of IFH’s management committee since 2003, and a member of our board of directors since 2010. Mr. Zuaiter is the Chief Operating Officer of Soros Fund Management LLC. Prior to his joining Soros Fund Management LLC in October 2002, Mr. Zuaiter was an Assurance and Business Advisory Partner at PricewaterhouseCoopers LLP where he was employed from April 1994 to September 2002, and Chief Financial Officer and Head of Fixed Income, Currency and Commodity Trading at AFN Associates in David, California from September 1991 until March 1994. Mr. Zuaiter currently serves on the boards of Gavilon Holdings LLC, an Omaha, Nebraska based private company providing physical distribution, merchandising and trading across grains, feed ingredients, fertilizers and energy products, and Ophedge Investment Services LLC. He is also currently a member of the board of directors of several charitable organizations or non-profit entities. Mr. Zuaiter received his BSBA in Accounting and Finance from Georgetown University in May 1989. Mr. Zuaiter is an American citizen.

Alan Leland Boyce.  Mr. Boyce is a co-founder of Adecoagro and has been a member of IFH’s management committee since 2002 and a member of our board of directors since 2010. Since 2005, Mr. Boyce has been the Chief Executive Officer of Absalon, a joint venture between Soros and the financial system of Denmark that assists in organizing a standardized mortgage-backed securities market in Mexico. Since 2007, he has also been a consultant for Soros, where he works to implement the Danish mortgage system in the United States. Since 1985, Mr. Boyce has served as the Chief Financial Officer of Boyce Land Co. Inc., a farmland management company that runs 10 farmland limited partnerships in the U.S. Mr. Boyce formerly served as the director of special situations at Soros from 1999 to 2007, where he managed an asset portfolio of the Quantum Fund and had principal operational responsibilities for the bulk of the fund’s investments in South America. Mr. Boyce also served as managing director in charge of fixed-income arbitrage at Bankers Trust from 1986 to 1999, as senior managing director for investment strategy at Countrywide Financial from 2007 to 2008, and worked at the U.S. Federal Reserve Board from 1982 to 1984. He graduated with a degree in Economics from Pomona College, and has a Masters in Business Administration from Stanford University. Mr. Boyce is an American citizen.

Guillaume van der Linden.  Mr. van der Linden has been a member of IFH’s management committee since 2009 and a member of our board of directors since 2010. Since 2007, Mr. van der Linden has been Head of Investment Management at PGGM Vermogensbeheer B.V., responsible for investments in emerging markets credit. From 1993 to 2007, Mr. van der Linden worked for ING Bank in various roles, including in risk management and derivatives trading. From 1988 to 1993, Mr. van der Linden was employed as a management consultant for KPMG and from 1985 to 1988 as a corporate finance analyst for Bank Mees & Hope. Mr. van der Linden graduated with Masters degrees in

Economics from Erasmus University Rotterdam and Business Administration from the University of Rochester. Mr. van der Linden is a Dutch citizen.

Paulo Albert Weyland Vieira.  Mr. Vieira has been a member of IFH’s management committee since 2005 and a member of our board of directors since 2010. Since 1995, Mr. Vieira has been the founding partner of Vieira, Rezende, Barbosa e Guerreiro Advogados, a law firm in Brazil. Mr. Vieira’s family has been in the sugar and ethanol business for over 50 years, and Mr. Vieira served as a Director of UMA, a sugar and ethanol mill in Brazil, from 1990 to 2006, when UMA was acquired by IFH. From 1995 to 2006, Mr. Vieira served as a professor of banking and commercial law at the Faculdade de Direito da Pontifícia Universidade Católica do Rio de Janeiro. He graduated with a degree in law from the Faculdade de Direito da Pontifícia Universidade Católica do Rio de Janeiro and has a Masters in Law from Cambridge University Law School. Mr. Vieira is a Brazilian citizen.

Mariano Bosch.  Mr. Bosch is our Chief Executive Officer and has been a member of our board of directors since 2011. Mr. Bosch is a co-founder of Adecoagro and, prior to the Reorganization, had been the Chief Executive Officer of Adecoagro for all operations in Argentina, Brazil and Uruguay since 2002. Mr. Bosch is also currently a member of the advisory board of Teays River Investments LLC, a farmland investment management firm in North America. From 1997 to 2002, Mr. Bosch served as the founder and Chief Executive Officer of BLS Agribusiness, an agricultural consulting, technical management and administration company. Mr. Bosch has over 18 years of experience in agribusiness development and production agriculture. He graduated with a degree in Agricultural Engineering from the University of Buenos Aires. Mr. Bosch is an Argentine citizen.

Plínio Musetti.  Mr. Musetti has been an observer on IFH’s management committee since 2010 and a member of our board of directors since 2011. Mr. Musetti has been a partner responsible for the private equity investments of Pragma Patrimonio, a Brazilian family office, since June 2010. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process and aiding its expansion plan and merger with Duratex S.A. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas, during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company), where he led its private equity investments in Latin America. Mr. Musetti has also served as a Director of Portobello S.A. since 2006 and Elevadores Atlas Schindler S.A. since 1999 and served as a Director of Diagnosticos de America S.A. from 2002 to 2009. Mr. Musetti graduated with degrees in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.

Mark Schachter.  Mr. Schachter has been a member of IFH’s management committee since 2009 and a member of our board of directors since 2010. Mr. Schachter has been a Managing Partner of Elm Park Capital Management since 2010. From 2004 to 2010, he was a Portfolio Manager with HBK Capital Management where he was responsible for the firm’s North American private credit activities. His responsibilities included corporate credit investments with a primary focus on middle-market lending and other special situation investment opportunities. From 2003 to 2004, Mr. Schachter worked for American Capital, a middle-market private equity and mezzanine firm and worked in the investment banking division of Credit Suisse Group from 2001 to 2003. Mr. Schachter received a degree in Business Administration from the Ivey Business School at the University of Western Ontario and completed the Program for Leadership Development at Harvard Business School. Mr. Schachter is a Canadian citizen and has permanent American residence.

Julio Moura Neto.  Mr. Moura has been a member of our board of directors since 2011. Mr. Moura has been a board member and chairman of the strategy committee of Natura Cosméticos, a leading public Brazilian cosmetics company with a market cap of approximately $12 billion, since 2007, and also a member of the Executive Committee of the World Business Council for Sustainable Development (WBCSD) since 2006. From 1997 to 2007, he was Chairman of the board of directors and CEO of

Nueva Group, a Swiss holding company with leading positions in planted, certified forests, agricultural products and building materials sectors. From 2002 to 2007, Mr. Moura served as chairman of the board of Terranova, a public Chilean forestry company and as chairman of the board of Masisa S.A., a public Chilean forestry and wooden boards company. He also served as chairman and CEO of Amanco, the leading Latin American plastic pipes producer, from 1997 to 2007; as a member of the executive board and head of the European Division of Schindler, the Swiss Elevator Company from 1992 to 1997; as a member of the executive board and head of the Latin American Division of Sika, a Swiss specialty chemicals company, from 1984 to 1992; and as a member of the board of directors of Swiss companies Messerli AG and of Aliva AG from 1988 to 1992. From 1980 to 1983, Mr. Moura worked for Booz, Allen & Hamilton, participating and leading several assignments in Europe in strategy and supply chain management. Mr. Moura graduated with a degree in Mechanical and Nuclear Engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland and holds a Masters degree in Management from MIT Sloan School of Management. Mr. Moura is dual Brazilian and Swiss citizen.

Andrés Velasco Brañes.  Mr. Velasco has been a member of our board of directors since 2011. Mr. Velasco was the Minister of Finance of Chile between March 2006 and March 2010, and was also the president of the Latin American and Caribbean Economic Association from 2005 to 2007. Prior to entering the government sector, Mr. Velasco was Sumitomo-FASID Professor of Development and International Finance at Harvard University’s John F. Kennedy School of Government, an appointment he had held since 2000. From 1993 to 2000, he was Assistant and then Associate Professor of Economics and the director of the Center for Latin American and Caribbean Studies at New York University. During 1988 to 1989, he was Assistant Professor at Columbia University. Currently Mr. Velasco serves as Adjunct Professor of Public Policy at Harvard University. He also performs consulting services on various economic matters rendering economic advice to an array of clients, including certain of our shareholders. Mr. Velasco holds a Ph.D. in economics from Columbia University and was a postdoctoral fellow in political economy at Harvard University and the Massachusetts Institute of Technology. He received an B.A. in economics and philosophy and an M.A. in international relations from Yale University. Mr. Velasco is a Chilean citizen.

Executive Officers

The following table shows certain information with respect to our senior management as of the date of this prospectus:

Name	Position	Year Designated	Age

Mariano Bosch	Chief Executive Officer	2002	41
Carlos A. Boero Hughes	Chief Financial Officer	2008	44
Emilio F. Gnecco	Chief Legal Officer	2005	34
Walter Marcelo Sanchez	Chief Commercial Officer	2002	47
Mario José Ramón Imbrosciano	Director of Business Development	2003	40
Leonardo Berridi	Country Manager for Brazil	2004	51
Marcelo Vieira	Director of Sugar and Ethanol Operations	2005	58
Ezequiel Garbers	Country Manager for Argentina and Uruguay	2003	44

Mariano Bosch.  See “— Board of Directors.”

Carlos A. Boero Hughes.  Mr. Boero Hughes is our Chief Financial Officer, covering the company’s operations in Argentina, Brazil and Uruguay, and, prior to the Reorganization, had been a member of Adecoagro’s Senior Management since 2008. He began working at Adecoagro in August 2008 overseeing our finance and administrative departments. Mr. Boero Hughes has over 20 years of experience in agricultural business and financial markets. Prior to joining us, he was Chief Financial Officer for South America and Co-Chief Executive Officer for Noble Group LTD operations in Argentina, Uruguay and Paraguay from

October 2006 to July 2008. From 2003 to 2006, he worked at Noble Group LTD as Financial Director for Argentina and Structure Finance Manager for South America. He worked at Citibank N.A. from 1997 to 2003 as Relationship and Product Manager, focused in the agribusiness industry, and at Banco Privado de Inversiones S.A. as Relationship Manager. He also worked for six years at Carlos Romano Boero S.A.I.C., a flour and dairy cow feed mill family company, as Commercial Manager, Local Grain Elevator and Nursery Manager and finally as General Manager. Mr. Boero Hughes holds a degree in Business Administration from the University of Buenos Aires and a Masters in Business Administration from the Argentine Catholic University. He also graduated from INSEAD’s Executive Program in 2007.

Emilio Federico Gnecco.  Mr. Gnecco is our Chief Legal Officer for all operations in Argentina, Brazil and Uruguay and, prior to the Reorganization, had been a member of Adecoagro’s Senior Management since 2005. He is responsible for all legal and corporate matters. Before joining us, he was a corporate law associate at the law firm of Marval, O’Farrell & Mairal for more than 8 years, where he was in charge of Adecoagro’s corporate matters and mergers and acquisitions since our inception in 2002. Prior to that, he worked at the National Civil Court of Appeals of the City of Buenos Aires for four years. Mr. Gnecco has a law degree from the University of Buenos Aires, where he graduated with honors.

Walter Marcelo Sanchez.  Mr. Sanchez is a co-founder of Adecoagro and our Chief Commercial Officer for all operations in Argentina, Brazil and Uruguay and, prior to the Reorganization, had been a member of Adecoagro’s Senior Management since 2002. He coordinates the Commercial Committee and is responsible for the trading of all commodities produced by Adecoagro. Mr. Sanchez has over 22 years of experience in agricultural business trading and market development. Before joining us, he was the head of the business development department at Agroexpress.com S.A., an agriculture e-business marketplace. He has extensive international commercial expertise. He worked with South American Meat Products Company (“SAMPCO”) in Chicago, Illinois and traveled through Western Europe marketing beef products to restaurant chains such as MAREDO. Mr. Sanchez also worked as the commercial director of various agricultural companies, such as Distribuidora Chinquihue S.A. (a Chilean fish and shellfish trading company), Frigolomas S.A. (a beef processing company) and Fleimar S.A. (a marketer of meat products). Mr. Sanchez also had commercial responsibilities at Nutryte S.A. and Estancias y Cabaña Las Lilas S.A. (formerly COMEGA S.A.), an Argentine farmland agribusiness company. Mr. Sanchez graduated from Universidad Nacional de Mar del Plata with a degree in Agricultural Engineering.

Mario José Ramón Imbrosciano.  Mr. Imbrosciano is the head of our Business Development Department for all operations in Argentina, Brazil and Uruguay where he oversees all new business initiatives. Prior to the Reorganization, Mr. Imbrosciano had been a member of Adecoagro’s Senior Management since 2003. He has over 17 years of experience in farm management and agriculture production. Prior to joining Adecoagro, Mr. Imbrosciano was the Chief Operating Officer of Beraza Hnos. S.C., a farming company that owns farms in the humid pampas region of Argentina. He was in charge of production, commercialization and logistics for a 60,000 hectare operation. Mr. Imbrosciano has also worked as a private consultant for various clients. Mr. Imbrosciano received a degree in Agricultural Production Engineering from the Argentine Catholic University and holds a Masters in Business Administration from the Instituto de Altos Estudios of the Austral University.

Leonardo Raúl Berridi.  Mr. Berridi is our Country Manager for Brazil and, prior to the Reorganization, had been Adecoagro’s Country Manager for Brazil since the beginning of its operations in Brazil and had been a member of Adecoagro’s Senior Management since 2004. He coordinates all of our operations and human resources development activities in Brazil. Mr. Berridi has over 27 years of international experience in agricultural business. Prior to joining us, Mr. Berridi was Vice President of Pago Viejo S.A., a company dedicated to agriculture production and dairy farming in the western part of the province of Buenos Aires, Argentina. He also worked for Trans-Continental Tobacco Corporation as Chief Operating Officer of Epasa (Exportadora de Productos Agrarios S.A.), a company dedicated to producing, processing and exporting tobacco in the north east and north west of Argentina, and Production Manager of World Wide Tobacco España S.A. in the Caceres and Zamora provinces in Spain. Mr. Berridi holds a degree in Forestry Engineering from the Universidad Nacional de La Plata.

Marcelo Vieira.  Mr. Vieira is the head of Adecoagro’s sugar, ethanol and energy operations and, prior to the Reorganization, had been a member of Adecoagro’s Senior Management since 2005. He was the Chief Executive Officer and owner of Usina Monte Alegre Ltda. at the time of our purchase of the company. He is currently a member of the audit committee of União da Indústria de Cana-de-Açúcar (“UNICA”). He has managed agricultural and agribusiness companies for over 34 years, including at Usina Monte Alegre Ltda., Alfenas Agricola Ltda., Alfenas Café Ltda. and Fazenda Mimoso S.A., and has been President or Director of various industry associations, such as the Brazil Specialty Coffee Association, the Specialty Coffee Association of Europe, Sociedade Rural Brasileira and the Sindicato do Açucar de Minas Gerais. Mr. Vieira holds a degree in Mechanical Engineering from PUC University in Rio de Janeiro and graduate degree in Food Industry Management and Marketing from the University of London’s Imperial College.

Ezequiel Garbers.  Mr. Garbers is the Country Manager for Argentina and Uruguay and, prior to the Reorganization, had been a member of Adecoagro’s Senior Management and the Country Manager since 2003. He coordinates all of our production and human resources development activities in Argentina and Uruguay. Mr. Garbers has over 20 years of experience in agriculture production. Prior to joining Adecoagro, he was the Chief Operating Officer of an agricultural consulting and investment company he co-founded, developing projects both within and outside of Argentina, related to crop production and the cattle and dairy business. Mr. Garbers holds a degree in Agronomic Engineering from the University of Buenos Aires and a Masters in Business Administration from the Instituto de Altos Estudios of the Austral University.

Our managers supervise our day-to-day transactions so as to ensure that all of our general strategic objectives are carried out, and they report to our board of directors.

Directors, Senior Management and Committees

Pursuant to our articles of incorporation, the board of directors must be composed of between three and eleven members. The number of directors is determined and the directors are appointed at the general meeting of shareholders (except in case of a vacancy in the office of a director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors may fill such vacancy and appoint a successor in accordance with applicable Luxembourg law).

Currently, the board of directors has nine members of which one-third has been elected for 1 year, one-third has been elected for 2 years and one-third has been elected for 3 years. The directors are appointed by the general meeting of shareholders for a period of up to three years; provided, however, the directors shall be elected on a staggered basis, with one-third of the directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Directors may be removed with or without cause (ad nutum) by the general meeting of shareholders by a simple majority of votes cast at a general meeting of shareholders. The directors are eligible for re-election indefinitely.

There are no agreements with majority shareholders, customers, suppliers or others governing the selection of any of the directors or members of senior management. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

The board of directors is empowered to manage Adecoagro S.A. and carry out our operations. The board of directors is vested with the broadest powers to manage the business of the Company and to authorize and/or perform all acts of disposal, management and administration falling within the purposes of Adecoagro S.A. and all powers not expressly reserved by Luxembourg law or by our articles of incorporation to the general meeting of shareholders is within the competence of the board of directors.

Accordingly, within the limitations established by Luxembourg law and in particular the Luxembourg law of August 10, 1915 on commercial companies (as amended) and our articles of incorporation, the board of directors can take any action (by resolution or otherwise) it deems necessary, appropriate, convenient or fit to implement the purpose of the Company, including without limitation:

•	execute any acts or contracts on our behalf aimed at fulfilling our corporate purpose, including those for which a special power of attorney is required;

•	carry out any transactions;

•	agree, establish, authorize and regulate our operations, services and expenses;

•	delegate special tasks to directors, regulate the formation and operation of committees and fix the remuneration and compensation of expenses of advisors and/or staff with special duties, with a charge to overhead;

•	appoint, suspend or remove agents or employees, establish their duties, remuneration, and bonuses and grant them the powers that it deems advisable;

•	grant signature authorization to directors and officers, grant general or special powers of attorney, including those to prosecute;

•	call regular and special shareholders’ meetings and establish agendas, submit for the shareholders’ approval our inventory, annual report, balance sheet, statement of income and exhibits, propose depreciation, amortization and reserves that it deems advisable, establish the amount of gains and losses, propose the distribution of earnings and submit all this to the shareholders’ meeting for consideration and resolution;

•	fix the date for the payment of dividends established by the shareholders’ meeting and make their payment; and

•	make decisions relating to the issuance, subscription or payment of shares pursuant to our articles of incorporation and decision of the regular or special shareholders’ meetings.

Audit Committee

The Company’s articles of incorporation provide that the board of directors may set up an audit committee. The board of directors has set up an audit committee and has appointed Plínio Musetti, Mark Schachter and Julio Moura Neto, as members of its audit committee.

The Company’s articles of incorporation provide that the audit committee shall (a) assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the board of directors on its activity and the adequacy of the Company’s systems of internal controls over financial reporting; (b) make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the Company’s external auditors; (c) review material transactions (as defined in the articles) between the Company or its subsidiaries with related parties (other than transactions that were reviewed and approved by the independent members of the board of directors (as defined in the articles of the Company) or other governing body of any subsidiary of the Company or through any other procedures as the board of directors may deem substantially equivalent to the foregoing) to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and (d) perform such other duties imposed on it by the laws and regulations of the regulated market(s) on which the shares of the Company are listed, applicable to the Company, as well as any other duties entrusted to it by the board of directors.

In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities.

Compensation Committee

The Company has a Compensation Committee that reviews and approves the compensation and benefits of the executive officers and other key employees, and makes recommendations to the board of directors regarding principles for compensation, performance evaluation, and retention strategies. It is responsible for administering our share option plans and our restricted share plan for executive officers and other key employees. See “— Share Options and Restricted Share Plan.” The committee has the discretion to interpret and amend the Plan, and delegate to the Chief Executive Officer the right to award equity-based compensation to executive officers and other key employees. The committee meets at least once a year and as needed on the initiative of the Chief Executive Officer or at the request of one of its members. The members of the Compensation Committee are Abbas Farouq Zuaiter (Chairman), Plínio Musetti and Julio Moura Neto.

Risk and Strategy Committee

The Company has a Risk and Strategy Committee that is responsible for assisting the board of directors in fulfilling its oversight responsibilities with regard to (a) evaluating the risks inherent in the business of the Company and the control processes with respect to such risks, (b) the assessment and review of credit, market, commercial, fiduciary, liquidity, reputational and operational risks, and (c) maintaining a cooperative, interactive strategic planning process with executive officers, including the identification and setting of strategic goals and the review of potential acquisitions, joint ventures, and strategic alliances; and dispositions.

The committee meets at least three times a year and as needed on the initiative of the Chief Executive Officer or at the request of one of its members. The members of the Risk and Strategy Committee are Alan Leland Boyce (Chairman), Guillaume van der Linden and Abbas Farouq Zuaiter.

Compensation of Directors and Executive Officers

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. The aggregate compensation earned by our directors and executive officers during 2009 amounted to approximately $4.8 million. In addition, in 2009, taking into account the option conversion described below, options to purchase 565,359 ordinary shares were granted to our officers and directors, with an exercise price per share of $13.40. These grants were made under the 2007/2008 Plan described below.

Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on such individual’s performance. Annual executive cash bonuses and option awards are impacted by seniority and individual executive performance based on the achievement of individual objectives and by evaluating each executive’s level of proficiency in the following competencies: general characteristics, teamwork, professional competencies, problem solving and thinking skills and managerial skills. In the past, actual bonus amounts have been determined shortly after fiscal year end. Our Chief Executive Officer presents the final calculation of the annual cash bonuses for our named executives to the Compensation Committee of the board of directors. The Compensation Committee then reviews actual Company and individual performance, and determines the amount payable consistent with the attainment of such individual’s performance based on the above criteria.

We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers and directors.

Share Options and Restricted Share Plan

Adecoagro/IFH 2004 Stock Incentive Option Plan and Adecoagro/IFH 2007/2008 Equity Incentive Plan

The Company maintains the Adecoagro/IFH 2004 Incentive Option Plan (formerly, the International Farmland Holdings, LLC 2004 Incentive Option Plan, and referred to herein as the “2004 Plan”) and the Adecoagro/IFH 2007/2008 Equity Incentive Plan (formerly, the International Farmland Holdings, LLC 2007/2008 Equity Incentive Plan, and referred to herein as the “2007/2008 Plan”). The 2004 Plan and the 2007/2008 Plan are collectively referred to herein as the “Options Plans.” Initially, the Option Plans provided for the grant of options to purchase ordinary units of IFH. In connection with the Restructuring, the Option Plans were amended and restated to provide for the grant of options to purchase ordinary shares of the Company, and all then-outstanding options to purchase IFH ordinary units were converted into options to purchase the Company’s ordinary shares.

The number of ordinary shares reserved and available for issuance under the 2004 Plan and the 2007/2008 Plan are 2,401,228 and 2,355,743, respectively. Shares subject to awards that become forfeited, cancelled, expired, withheld upon exercise, reacquired by the Company prior to vesting or otherwise terminated will again be available for future awards under the Option Plans.

Administration and Eligibility

The Option Plans are administered by the Compensation Committee of the Company’s board of directors (the “Committee”). The Committee has general authority to, among other things, select individuals for participation, determine the time and amount of grants, and interpret the plans and awards. The Committee determines the vesting requirements of the awards. The Option Plans require that the exercise price of any future grants shall be no less than the greater of the fair market value of our ordinary shares on the date of grant and the par value per ordinary share.

Individuals eligible to receive options under the 2004 Plan include officers and employees, and under the 2007/2008 Plan include officers, employees, directors, prospective employees and consultants.

Amendment and Termination

The Board may amend or terminate the Options Plans in its discretion, and the Committee may amend any outstanding options in its discretion, except participant consent will be needed if a participant’s rights are adversely affected. If not previously terminated by the Board, the Option Plans will terminate on the 10th anniversary of its adoption.

Granted Options

Under the 2004 Plan, as of the date of this prospectus, options to purchase 2,175,873 ordinary shares were granted and the weighted average exercise price of all granted options was $6.67. Under the 2007/2008 Plan, as of the same date, options to purchase 2,113,263 ordinary shares were granted, and the weighted average exercise price of all granted options was $13.05.

Outstanding options under the 2004 Plan generally vest in three equal installments on the first three anniversaries of the date of grant, and options under the 2007/2008 Plan generally vest in four equal installments on the first four anniversaries of the date of grant. Vesting under each of the Option Plans is generally subject to the participant’s continued service as of each applicable vesting date, and all options terminate 10 years from the date of grant.

The following table sets forth the total number of ordinary shares to be issued upon exercise of the options to directors and executives officers, the exercise price of the options awarded, the date of grant and the date of expiration, as of the date of this prospectus:

		Number of
	Plan under	ordinary shares to	Exercise price
	which options	be issued upon	per ordinary
	were awarded	exercise of option	share ($)	Date of Grant	Expiration date

Directors and Executive Officers
Mariano Bosch	2004	*	$5.82674	5/1/2004	5/1/2014
	2004	*	$5.82674	8/1/2005	8/1/2015
	2004	*	$5.82674	6/1/2006	6/1/2016
	2004	*	$7.10862	6/1/2006	6/1/2016
	2004	*	$8.62358	7/1/2006	7/1/2016
	2007	*	$12.81883	11/13/2007	11/13/2017
	2007	*	$13.40150	1/30/2009	1/30/2019
Carlos A. Boero Hughes	2004	*	$5.82674	8/25/2008	8/25/2018
	2004	*	$7.10862	8/25/2008	8/25/2018
	2007	*	$12.81883	8/25/2008	8/25/2018
	2007	*	$13.40150	1/30/2009	1/30/2019
Emilio F. Gnecco	2004	*	$5.82674	6/1/2007	6/1/2017
	2004	*	$8.62358	6/1/2007	6/1/2017
	2007	*	$12.81883	11/13/2007	11/13/2017
	2007	*	$13.40150	1/30/2009	1/30/2019
Walter Marcelo Sanchez	2004	*	$5.82674	5/1/2004	5/1/2014
	2004	*	$5.82674	8/1/2005	8/1/2015
	2004	*	$5.82674	6/1/2006	6/1/2016

		Number of
	Plan under	ordinary shares to		Exercise price
	which options	be issued upon		per ordinary
	were awarded	exercise of option		share ($)	Date of Grant	Expiration date

	2004	*		$7.10862	6/1/2006	6/1/2016
	2004	*		$8.62358	7/1/2006	7/1/2016
	2007	*		$12.81883	11/13/2007	11/13/2017
	2007	*		$13.40150	1/30/2009	1/30/2019
Mario José Ramón Imbrosciano	2004	*		$5.82674	5/1/2004	5/1/2014
	2004	*		$5.82674	8/1/2005	8/1/2015
	2004	*		$5.82674	6/1/2006	6/1/2016
	2004	*		$7.10862	6/1/2006	6/1/2016
	2004	*		$8.62358	7/1/2006	7/1/2016
	2007	*		$12.81883	11/13/2007	11/13/2017
	2007	*		$13.40150	1/30/2009	1/30/2019
Leonardo Berridi	2004	*		$5.82674	5/1/2004	5/1/2014
	2004	*		$5.82674	8/1/2005	8/1/2015
	2004	*		$5.82674	6/1/2006	6/1/2016
	2004	*		$7.10862	6/1/2006	6/1/2016
	2004	*		$8.62358	7/1/2006	7/1/2016
	2007	*		$12.81883	11/13/2007	11/13/2017
	2007	*		$13.40150	1/30/2009	1/30/2019
Marcelo Vieira	2004	51,487		$5.82674	2/1/2006	2/1/2016
	2004	56,370		$8.62358	7/1/2007	7/1/2017
	2007	102,576		$12.81883	11/13/2007	11/13/2017
	2007	62,818		$13.40150	1/30/2009	1/30/2019
Ezequiel Garbers	2004	*		$5.82674	5/1/2004	5/1/2014
	2004	*		$5.82674	8/1/2005	8/1/2015
	2004	*		$5.82674	6/1/2006	6/1/2016
	2004	*		$7.10862	6/1/2006	6/1/2016
	2004	*		$8.62358	7/1/2006	7/1/2016
	2007	*		$12.81883	11/13/2007	11/13/2017
	2007	*		$13.40150	1/30/2009	1/30/2019
Directors and executive officers as a group		2,996,971	(1)

*	Upon the exercise of all options that are exercisable within 60 days of the date of this prospectus, would beneficially own less than 1% of total number of outstanding shares.

(1)	Consists of 2,465,210 options exercisable within 60 days from the date of this prospectus and 531,761 unvested options.

Adecoagro S.A. Restricted Share Plan

The Company maintains the Adecoagro S.A. Restricted Share Plan (the “Plan”), which provides for awards of restricted shares to employees, officers, members of the Board and other service providers of the Company. The purpose of the Plan is to further align the interests of participants with those of the shareholders by providing participants with long-term incentive compensation opportunities tied to the performance of the Company’s ordinary shares.

The maximum number of ordinary shares with respect to which awards may be made under the Plan is 1.5% of the ordinary shares issued and outstanding upon consummation of this offering and the Al Gharrafa Transaction, assuming it is consummated, which shares may be authorized and unissued or held as treasury shares (see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company”). The Committee anticipates that such number of shares will be sufficient for grants of awards under the Plan for a period of five years. Shares subject to awards that become forfeited, expired, settled in cash or otherwise terminated without delivery of such shares will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change.

Administration and Eligibility

The Plan is administered by the Committee. The Committee has general authority to grant awards, determine the recipients of awards and prescribe the terms of awards, as well as authority to interpret and apply the terms of the Plan and individual awards. The Committee determines the amount and the vesting requirements of the awards.

Terms of Awards

A grant of restricted shares represents ordinary shares that are issued subject to vesting requirements and transfer restrictions, as determined by the Committee in its discretion. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the Committee. Subject to the transfer restrictions and vesting requirements of the award, the participant will have the rights of a stockholder of the Company, including voting rights and the right to receive dividends.

It is currently contemplated by the Committee that the awards under the Plan will be made following this offering as part of the Company’s annual bonus program, and that the number of restricted shares awarded to individuals each year will be based on Company performance. It is further contemplated that, once awarded, the restricted shares will be subject to a service-based vesting schedule and will vest in three equal annual installments on the first three anniversaries of the date of grant, subject only to the participant’s continued service to the Company as of each applicable vesting date.

Amendment and Termination

The Board may amend, modify, suspend or terminate the Plan in its discretion, except participant consent will be needed if participants’ rights are adversely affected. If not previously terminated by the Board, the Plan will terminate on the 10th anniversary of its adoption.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares, as of the date of this offering after giving effect to the Reverse Stock Split described in “Summary — Recent Developments”, and as adjusted to reflect the sale of the common shares offered in this offering and the Al Gharrafa Transaction, for:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	each selling shareholder participating in this offering.

The table below does not reflect the exercise of the underwriters’ option to purchase up to an additional 4,285,714 common shares, which would be sold by the Company.

				Shares Beneficially
				Owned After this
				Offering and the Al
	Shares Beneficially			Gharrafa
	Owned Prior to this		Number of	Transaction
	Offering and the Al		Shares to be	(assuming it is
	Gharrafa Transaction		Sold in this	consummated)
	Number	Percent	Offering	Number	Percent

Principal and Selling Shareholders:
Pampas Humedas LLC(1)	27,158,693	32.56	3,112,155	24,046,538	21.42
HBK Master Fund LP(2)	20,471,770	24.54	2,357,391	18,114,379	16.13
Stichting Pensioenfonds Zorg en Welzijn(3)	10,807,824	12.96	—	10,807,824	9.63
Ospraie Special Opportunities Master Holdings Ltd.(4)	9,368,025	11.23	1,078,758	8,289,267	7.38
Al Gharrafa Investment Company(5)	5,185,308	6.22	—	12,625,784	11.24
Liuede Holdings Ltd(6)	916,180	1.10	91,618	824,562	0.73
Black River Commodity Inv. Part. Fund LLC(7)	870,866	1.04	100,283	770,583	0.69
IXE Banco, S.A. Fideicomiso F/466(8)	573,375	0.69	66,026	507,349	0.45
Farallon Capital Offshore Investors II LP(9)	498,492	0.60	57,403	441,089	0.39
IFH Blocker, Ltd(9)	498,492	0.60	57,403	441,089	0.39
Farallon Capital Partners LP(9)	447,920	0.54	51,579	396,341	0.35
Cobra CA Holdings Ltd(10)	438,756	0.53	50,524	388,232	0.35
Agricultural Real Estate Partners LP(11)	368,503	0.44	40,000	328,503	0.29
Etiel Societe Anonyme(12)	353,795	0.42	40,740	313,055	0.28
Xango Corporation(13)	186,344	0.22	18,634	167,710	0.15
Camillia Group Corp(14)	33,638	0.04	3,874	29,764	0.03
Marcelo M. Bosch(15)	33,211	0.04	3,824	29,387	0.03
Inigo Herrera(16)	32,426	0.04	3,734	28,692	0.03
Sudip V. Thakor(17)	32,426	0.04	3,734	28,692	0.03
Warren Machol(18)	32,318	0.04	3,722	28,596	0.03
David Perez(19)	12,634	0.02	1,455	11,179	0.01
Directors and Executive Officers
Abbas Farouq Zuaiter	—	—	—	*	*
Alan Leland Boyce	1,030,310	1.24	—	1,030,310	0.92
Guillaume van der Linden	—	—	—	*	*
Paulo Albert Weyland Vieira	—	—	—	*	*
Mariano Bosch(20)	737,553	0.88	—	737,553	0.66
Plínio Musetti	—	—	—	*	*
Mark Schachter	—	—	—	*	*
Julio Moura Neto	—	—	—	*	*
Andrés Velasco Brañes	—	—	—	*	*
Carlos A. Boero Hughes	*	*	—	*	*
Emilio F. Gnecco	*	*	—	*	*

Shares Beneficially
Owned After this
Offering and the Al
	Shares Beneficially			Gharrafa
	Owned Prior to this		Number of	Transaction
	Offering and the Al		Shares to be	(assuming it is
	Gharrafa Transaction		Sold in this	consummated)
	Number	Percent	Offering	Number	Percent

Walter Marcelo Sanchez	*	*	—	*	*
Mario José Ramón Imbrosciano	*	*	—	*	*
Leonardo Berridi	*	*	—	*	*
Marcelo Vieira(21)	1,132,376	1.36	—	1,040,758	0.93
Ezequiel Garbers	*	*	—	*	*
Directors and executive officers as a group	5,197,586	6.23	—	5,105,968	4.55

*	Owns less than 1% based on the total number of outstanding shares of 79,999,985 as of the date of this prospectus.

(1)	The address of Pampas Humedas LLC is c/o Soros Fund Management LLC 888 Seventh Avenue, New York, NY 10106.

(2)	The address of HBK Master Fund LP is Maples Corporate Services Ltd.: PO BOX 309, Ugland House, George Town, Grand Cayman KY1-1104, Cayman Islands / Notice Address: HBK Master Fund L.P. c/o HBK Services LLC, Attn: Legal department, 2101 Cedar Sring Road, Suite 700, Dallas TX 75201, USA.

(3)	The address of Stichting Pensioenfonds Zorg en Welzijn is P.O.BOX 4001 NL-3700 KA Zeist The Netherlands.

(4)	The address of Ospraie Special Opportunities Master Holdings Ltd is Ospraie Advisors L.P.: 320 Park Avenue, 27th floor, New York, NY 10022, USA.

(5)	The address of Al Gharrafa Investment Company is Walker House, 87 Main Street, George Town, Grand Cayman, KY1-9005, Cayman Islands. The increase in the ownership of Al Gharrafa Investment Company following the offering reflects the purchase of 7,440,476 shares by Al Gharrafa under the Al Gharrafa Transaction, assuming it is consummated. Qatar Holding LLC, the parent company of Al Gharrafa Investment Company, and its affiliates made investments in Credit Suisse Group AG in 2007 and 2008.

(6)	The address of Liuede Holdings Ltd, a company wholly owned by Marcelo Vieira, one of our officers, is Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(7)	The address of Black River Commodity Inv. Part. Fund LLC is Black River Asset Management LLC: 12700 Whitewater Drive, Minnetonka, MN 55343, USA.

(8)	The address of IXE Banco, S.A. Fideicomiso F/466 is Paseo de la Reforma 505, Piso 45, Colonia Cuauhtémoc 06500, Mexico, DF.

(9)	The address of Farallon Capital Offshore Investors II LP, IFH Blocker, Ltd and Farallon Capital Partners LP is Farallon Capital Management L.L.C.: 1 Maritime Plaza, Ste 2100, San Francisco, CA 94105, USA.

(10)	The address of Cobra CA Holdings Ltd is Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(11)	The address of Agricultural Real Estate Partners LP is PO BOX 297, Wabash, IN 46992, USA.

(12)	The address of Etiel Societe Anonyme is Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(13)	The address of Xango Corporation is Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(14)	The address of Camillia Group Corp is Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416, Road Town, Tortola, British Virgin Islands.

(15)	The address of Marcelo M. Bosch is Posadas 1349, piso 10, Capital Federal, CP 1011, Argentina.

(16)	The address of Inigo Herrera is Rambla Pacheco 28, La Brava, Punta del Este, Uruguay.

(17)	The address of Sudip V. Thakor is 51 Gilliam Lane, Riverside, CT 06878, USA.

(18)	The address of Warren Machol is 500 NW Ridge Rd., Jackson WY 83001.

(19)	The address of David Perez is 19333 Collins Avenue, Suite 804, Sunny Isles Beach, FL 33160, USA.

(20)	Includes 606,609 shares issuable upon exercise of options held by Mr. Bosch that are exercisable within 60 days of the date of this prospectus.

(21)	Includes 216,198 shares issuable upon exercise of options held by Mr. Vieira that are exercisable within 60 days of the date of this prospectus. Mr. Vieira is the owner of Linede Holdings Ltd, one of the selling shareholders in this offering.

As of the date of this prospectus 30,009,955 shares, representing 37.51% of our outstanding common shares are held by United States record holders.

RELATED PARTY TRANSACTIONS

Share Purchase and Sale Agreement and UMA Right of First Offer Agreement

On February 16, 2006, IFH and Adeco Brasil Participações Ltda. (together, the “IFH Parties”) and the prior shareholders of UMA entered into (1) a Share Purchase and Sale Agreement in connection with the sale and purchase of 40% of the equity interest in UMA by the IFH Parties for a total cash consideration of $10.3 million, which consisted of a cash payment of $9.2 million on February 16, 2006, the closing date, and a holdback payment of $1.1 million due on February 16, 2011, and (2) a Unit Issuance Agreement in connection with the purchase of the remaining 60% of the equity interest in UMA by the IFH Parties in exchange for 12,079,991 Units of IFH.

In connection with the Share Purchase and Sale Agreement, the IFH Parties also entered into a Right of First Offer Agreement with Marcelo Weyland Barbosa Vieira, Paulo Albert Weyland Vieira, Mário Jorge de Lemos Vieira, and Corina de Almeida Leite, each of which is a current indirect shareholder in IFH, (together the “UMA Members”), dated February 16, 2006, whereby the IFH Parties agreed to grant the UMA Members a right of first offer to acquire the shares of UMA, or all or substantially all of the assets of UMA, or the real property or plot of land where the commercial offices of UMA is currently located and which is currently subject to a right-of-way and easement agreement granted to Mário Corina, Alfenas Agrícola Ltda. The rights granted to each of the UMA Members, their permitted affiliates, assignees, successors or heirs under such agreement are only in effect for as long as such entities hold such an equity interest in IFH or any of its affiliates.

Milk Supply Agreement

In November 2007, Adeco Agropecuaria S.A. entered into a milk supply offer agreement with La Lácteo S.A., which was later amended on February 1, 2010, and pursuant to which Adeco Agropecuaria S.A. committed to sell to La Lácteo, and La Lácteo committed to purchase, approximately 80,000 liters of our milk production per day, subject to certain conditions. Notwithstanding the above, Adeco Agropecuaria S.A. is not obligated to sell to La Lácteo and La Lácteo is not obligated to purchase from Adeco Agropecuaria S.A., more than 50% of its milk requirements for a four-month period, provided, however, that our milk production in excess of such volume is managed by La Lácteo S.A. in order to take advantage of the best valuation opportunities as industry sales in the raw milk spot market. The milk supply offer agreement fixes the price of milk that La Lácteo pays to Adeco Agropecuaria S.A. at the average milk price for each month plus a 3% premium. The milk supply agreement terminates in November 2017. If Adeco Agropecuaria S.A. receives a proposal from a third party to purchase milk that is more favorable to Adeco Agropecuaria S.A. than the terms set forth in the milk supply agreement with La Lácteo, Adeco Agropecuaria S.A. may sell milk to such third party. However, La Lácteo has a right of first refusal on Adeco Agropecuaria S.A.’s receipt of such third-party offer to purchase milk from Adeco Agropecuaria S.A. at the specified higher price. For the nine-month period ended September 30, 2010 and for the years ended December 31, 2009, 2008 and 2007, we recognized sales of goods amounting to $9.3 million, $10.8 million, $12.6 million and $4.5 million, respectively, and recognized expenses amounting to $0.0 million, $0.7 million, $1.6 million and $0.4 million, respectively, in connection with this agreement.

Agriculture Partnership Agreements

Some of our agriculture partnership agreements are entered into with certain minority shareholders of the Company, for a total of 3,530 hectares. For the nine-month period ended September 30, 2010 and for the years ended December 31, 2009, 2008 and 2007, we recorded other net receivables for payments in advance amounting to $12.0 thousand, $0.5 million, $0.2 million and $0.1 million, respectively, and recognized expenses amounting to $2.6 million, $2.2 million, $1.8 million and $1.4 million, respectively, in connection with these agreements.

Registration Rights Agreement

See “Common Shares Eligible for Future Sale — Registration Rights Agreement.”

Ospraie Consent Agreement

On December 14, 2010, we entered into a consent fee agreement with Ospraie Special Opportunities Master Holdings Ltd. or Ospraie, one of our shareholders, pursuant to which we will pay to Ospraie an aggregate amount equal to $3.0 million, subject to certain conditions, promptly following the completion of this offering in consideration for their agreement to waive certain of their rights under our shareholders’ agreement, which agreement terminates upon consummation of this offering.

DESCRIPTION OF SHARE CAPITAL

The following is a brief description of our share capital. As of the date of this prospectus, and assuming effectiveness of the Reverse Stock split, an aggregate of 79,999,985 common shares of a nominal value of $1.5 were issued and outstanding. Each of our common shares entitles its holder to one vote at any general meeting of shareholders.

As of the date of this prospectus, our share capital was comprised of common shares.

To our knowledge, as of the date of this prospectus, there are no shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of Adecoagro S.A. in favor of a third person other than the current controlling shareholders.

The following is a summary of some of the terms of our common shares, based in particular on our articles of incorporation and the Luxembourg law of August 10, 1915 on commercial companies.

Adecoagro S.A.’s shares are governed by Luxembourg law and its articles of incorporation. More information concerning shareholders’ rights can be found in the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time, and the articles of incorporation.

The following is a summary of the rights of the holders of our shares that are material to an investment in our common shares. These rights are set out in our articles of association or are provided by applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. This summary does not contain all information that may be important to you. For more complete information, you should read our articles of association, which are attached as an exhibit to the registration statement filed by us on Form F-1 (of which this prospectus forms a part). For information on how to obtain a copy of our articles of association, see “Where You Can Find More Information.”

General

Adecoagro S.A. is a Luxembourg société anonyme (a joint stock corporation). The company’s legal name is “Adecoagro S.A.”. Adecoagro S.A. was incorporated on June 11, 2010 and on October 26, 2010 all the shares in issue in Adecoagro S.A. were acquired by IFH LLC.

On October 30, 2010, the members of IFH LLC transferred pro rata approximately 98% of their membership interests in IFH LLC to Adecoagro S.A. in exchange for common shares of Adecoagro S.A.

Adecoagro S.A. is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro S.A. has its registered office at 13-15 Avenue de la Liberté, L-1931, Luxembourg, Grand Duchy of Luxembourg.

The corporate purpose of Adecoagro S.A., as stated in Article 4 (Corporate Purpose), is the following: The object of Adecoagro S.A. is the holding of participations, in any form whatsoever, in Luxembourg and foreign companies, or other entities or enterprises, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities or rights of any kind including interests in partnerships, and the holding, acquisition, disposal, investment in any manner (in), development, licensing or sub licensing of, any patents or other intellectual property rights of any nature or origin as well as the ownership, administration, development and management of its portfolio. Adecoagro S.A. may carry out its business through branches in Luxembourg or abroad.

Adecoagro S.A. may borrow in any form and proceed to the issuance by private or public means of bonds, convertible bonds and debentures or any other securities or instruments it deems fit.

In a general fashion it may grant assistance (by way of loans, advances, guarantees or securities or otherwise) to companies or other enterprises in which Adecoagro S.A. has an interest or which form part of the group of companies to which Adecoagro S.A. belongs or any entity as Adecoagro S.A. may deem fit (including up stream or cross stream), take any controlling, management, administrative and/or supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purposes.

Finally, Adecoagro S.A. can perform all commercial, technical and financial or other operations, connected directly or indirectly in all areas in order to facilitate the accomplishment of its purpose.

Share Capital

Our issued share capital, after giving effect to the Reverse Stock Split, amounts to $119,999,977.5, represented by 79,999,985 shares with a nominal value of $1.50 each. All issued shares are fully paid up.

Immediately after completion of this offering and, assuming it is consummated, the Al Gharrafa Transaction (based on an assumed price per share equal to $13.44 to be paid by Al Gharrafa), there will be 108,869,032 common shares outstanding assuming no exercise of the underwriters’ over-allotment option. (see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company”)

We have an authorized unissued share capital of $3,000,000,000, including the currently issued share capital of $119,999,977.50 and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the 79,999,985 shares already issued) out of such authorized unissued share capital. Immediately after completion of this offering and, assuming it is consummated, the Al Gharrafa Transaction (based on an assumed price per share equal to $13.44 to be paid by Al Gharrafa), the authorized unissued share capital will be $2,836,696,452, assuming no exercise of the over-allotment option.

Our articles of incorporation authorize the board of directors to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period commencing on January 10, 2011 and ending on the date five years after the date that the minutes of the shareholders’ meeting approving such authorization have been published in the Luxembourg official gazette (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Accordingly, the board may issue up to 1,891,130,968 shares until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve and the general meeting of shareholder dated January 10, 2011 has waived and has authorized the board of directors to waive, suppress or limit, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

Our authorized share capital is determined (and may be increased, reduced or extended) by our articles of incorporation, as amended from time to time, by the decision of our shareholders at an extraordinary general shareholders’ meeting with the necessary quorum and majority provided for the amendment of our articles of incorporation. See “— Amendment to the Articles of Incorporation” and “— General Meeting of Shareholders”.

Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board to suppress, waive or limit any preemptive subscription rights of shareholders provided by law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized unissued share capital. Such shares may be issued above, at or below market value (down to zero) as well as by way of incorporation of available reserves and premium for a period ending on the fifth anniversary of the date of the publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting of January 10, 2011 in the Luxembourg official gazette.

Form and Transfer of shares

Our shares are issued in registered form only and are freely transferable. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our shares.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him or her in the register of shares held at the registered office of the Company. Each transfer of shares in the share register shall be effected by written declaration of transfer to be recorded in the register of shares, such declaration to be dated and signed by the transferor and the transferee, or by their duly appointed agents. We may accept and enter into its share register any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.

We may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the shares entered in such register. We have appointed Bank of New York Mellon (operating with the service name BNY Mellon Shareowner Services) as our New York registrar and transfer agent, and all shares and shareholders have been transferred from the register held at our registered office to the register held on our behalf by Bank of New York Mellon (operating with the service name BNY Mellon Shareowner Services) as our registrar and transfer agent. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at the Company’s registered office may always be requested by a shareholder.

In addition, our articles of incorporation provide that our shares may be held through a securities settlement system or a professional depository of securities. Shares held in such manner have the same rights and obligations as shares recorded in our shareholder register(s) (subject to complying with certain formalities). Shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form.

Issuance of shares

Pursuant to Luxembourg law of August 10, 1915 on commercial companies, the issuance of shares in Adecoagro S.A. requires the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of our articles of incorporation. See “— Amendment to the Articles of Incorporation” and “— General Meeting of Shareholders”. The general meeting of shareholders may however approve an authorized unissued share capital and authorize the board of directors to issue shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years from the date of publication in the Luxembourg official gazette of the minutes of the relevant general meeting. The general meeting may amend, renew or extend such authorized share capital and authorization to the board of directors to issue shares.

We have currently an authorized share capital of $3,000,000,000, including the currently issued share capital of $119,999,977.50, and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the 79,999,985 shares already issued) out of such authorized share capital. Immediately after completion of this offering and, assuming it is consummated, the Al Gharrafa Transaction (based on an assumed price per share equal to $13.44 to be paid by Al Gharrafa), the authorized un-issued share capital will be $2,836,696,452, assuming no exercise of the over-allotment option. Our board has been authorized to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period commencing on January 10, 2011 and ending on the date five years after the date that the minutes of the shareholders’ meeting approving such authorization have been published in the Luxembourg official gazette (unless it is extended, amended or renewed). Accordingly, the board may issue up to 1,891,130,968 shares until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve while waiving, suppressing or limiting, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

Our articles provide that no fractional shares may be issued.

Our shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our common shares

Preemptive Rights

Unless limited or cancelled by the board of directors as described above, holders of our shares have a pro rata preemptive right to subscribe for any new shares issued for cash consideration. Our articles, effective on January 10, 2011, provide that preemptive rights can be waived, suppressed or limited by the board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting of January 10, 2011 in the Luxembourg official gazette. in the event of an increase of the issued share capital by the board of directors within the limits of the authorized un-issued share capital.

Repurchase of shares

We cannot subscribe for our own shares.

We may, however, repurchase issued shares or have another person repurchase issued shares for our account, subject to the following conditions:

•	the prior authorization of the general meeting of shareholders (at the quorum and majority for ordinary resolutions), which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share, must have been obtained;

•	the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that we must maintain pursuant to Luxembourg law or its articles of incorporation; and

•	only fully paid up shares may be repurchased.

The general meeting of shareholders has authorized that the Company, and/or any wholly-owned subsidiary (and/or any person acting on their behalf), may purchase, acquire, receive or hold shares in the Company under article 49-2 of the Luxembourg law of August 10, 1915, from time to time up to 20% of the issued share capital, on the following terms and on such terms as referred to below and as shall further be determined by the board of directors of the Company, such authorization to be valid (subject to renewal) for a period of five years from January 10, 2011.

Acquisitions may be made in any manner including without limitation, by tender or other offer(s), buy back program(s), over the stock exchange or in privately negotiated transactions or in any other manner as determined by the board of directors (including derivative transactions or transactions having the same or similar economic effect than an acquisition).

In the case of acquisitions for value:

(i) in the case of acquisitions other than in the circumstances set forth under (ii), for a net purchase price being (x) no less than fifty per cent of the lowest stock price and (y) no more than fifty per cent above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative source to be selected by the Board of Directors of the Company (hereafter, the closing price), over the ten (10) trading days preceding the date of the purchase (or as the case may be the date of the commitment to the transaction);

(ii) in case of a tender offer (or if deemed appropriate by the board of directors, a buy back program),

a. in case of a formal offer being published, for a set net purchase price or a purchase price range, each time within the following parameters: no less than fifty per cent of the lowest stock price and (y) no more than fifty per cent above the highest stock price, in each case being the closing price over the ten (10) trading days preceding the publication date, provided however that if the stock exchange price during the offer period fluctuates by more than 10%, the board of directors may adjust the offer price or range to such fluctuations;

b. in case a public request for sell offers is made, a price range may be set (and revised by the board of directors as deemed appropriate) provided that acquisitions may be made at a price which is no less than fifty per cent of the lowest stock price and (y) no more than fifty per cent above the highest stock price, in each case being the closing price over a period determined by the board of directors provided that such period may not start more than five (5) trading days before the sell offer start date of the relevant offer and may not end after the last day of the relevant sell offer period.

In addition, pursuant to Luxembourg law the board of directors may repurchase shares without the prior approval of the general meeting of shareholders if necessary to prevent serious and imminent harm to us or if the acquisition of shares has been made in view of the distribution thereof to the employees.

Capital Reduction

The articles of incorporation provide that the issued share capital may be reduced, subject to the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of our articles of incorporation. See “— Amendment to the Articles of Incorporation” and “— General Meeting of Shareholders”.

General Meeting of Shareholders

In accordance with Luxembourg law and our articles of incorporation, any regularly constituted general meeting of shareholders of Adecoagro S.A. represents the entire body of shareholders of the Company. It shall have the broadest powers to order, carry out or ratify acts relating to the operations of the Company.

The annual general meeting of shareholders of Adecoagro S.A. is held at 4:00pm (Luxembourg time) on the third Wednesday of April of each year in Luxembourg. If that day is a legal or banking holiday, the meeting will be held on the immediately preceding banking day. Other general meetings of shareholders may be convened at any time.

Each of our shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our articles of incorporation. Each share entitles the holder to one vote at a general meeting of shareholders. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

A shareholder may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his proxy, which proxy shall be in writing and comply with such requirements as determined by our board with respect to the attendance to the general meeting, and proxy forms in order to enable shareholders to exercise their right to vote. All proxies must be received by us (or our agents) no later than the day preceding the fifth (5th) working day before the date of the general meeting except if our board of directors decides to change such time frame.

Our articles of incorporation provide that in the case of shares held through the operator of a securities settlement system or depository, a holder of such shares wishing to attend a general meeting of shareholders must receive from such operator or depository a certificate certifying the number of shares recorded in the relevant account on the blocking date and certifying that the shares in the account shall be blocked until the close of the general meeting. Such certificates should be submitted to us no later than the day preceding the fifth working day before the date of the general meeting unless our board fixes a different period.

Our board of directors may determine a date preceding a general meeting as the record date for admission to such general meeting. When convening a general meeting of shareholders, we will publish two notices (which must be published at least eight days apart and in the case of the second notice, eight days before the meeting) in the Mémorial, Recueil des Sociétés et Association, and in a Luxembourg newspaper and in the case the shares of the Company are listed on a regulated market, in accordance with the publicity requirements of such regulated market applicable to the Company. If all of the shareholders are present or represented at a general meeting of shareholders, the general meeting may be held without prior notice or publication. These convening notices must contain the agenda of the meeting and set out the conditions for attendance and representation at the meeting.

All materials relating to a general meeting of shareholders (including the notice) will be available at the website of Adecoagro S.A. at www.adecoagro.com and will be filed with the SEC on Form 6-K. The information on our website is not incorporated by reference in, and does not constitute a part of, this prospectus.

Luxembourg law provides that the board of directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so require in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital, may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office at least five days before the holding of the general meeting of shareholders.

Voting Rights

Each share of our shares entitles the holder thereof to one vote at a general meeting of shareholders.

Luxembourg law distinguishes between “ordinary” general meetings of shareholders and “extraordinary” general meetings of shareholders.

Extraordinary general meetings of shareholders are convened to resolve in particular upon an amendment to the articles of incorporation and certain other limited matters described below and are subject to the quorum and majority requirements described below. All other general meetings of shareholders are ordinary general meetings of shareholders.

Ordinary General Meetings of Shareholders. At an ordinary general meeting of shareholders there is no quorum requirement, and resolutions are adopted by a simple majority of the votes validly cast, irrespective of the number of shares present or represented. Abstentions are not considered “votes”.

Extraordinary general meetings of shareholders. An extraordinary general meeting of shareholders convened for the purpose of in particular (a) an increase or decrease of the authorized or issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approving a legal merger or de-merger of Adecoagro S.A., (d) dissolution of the Company or (e) except as described immediately below, an amendment of the articles of incorporation must have a quorum of at least 50% of our issued share capital except in limited circumstances provided for by Luxembourg law. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened, pursuant to appropriate notification procedures, at a later date with no quorum requirement applying.

Irrespective of whether the proposed actions described in the preceding paragraph will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, such actions are subject to the approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders (except in limited circumstances provided for by Luxembourg law). Abstentions are not considered “votes”.

Appointment and Removal of directors. Members of the board of directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under the articles of incorporation, all directors are elected for a period of up to three years with such possible extension as provided therein. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. The articles of incorporation provide that in case of a vacancy the board of directors may co-opt a director.

Neither Luxembourg law nor our articles of incorporation contain any restrictions as to the voting of our shares by non-Luxembourg residents.

Amendment to the Articles of Incorporation

Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment to the articles of incorporation. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the articles of incorporation.

An extraordinary general meeting of shareholders convened for the purpose of amending the articles of incorporation must have a quorum of at least 50% of our issued share capital. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders.

Any resolutions to amend the articles of incorporation must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and Division

A merger by absorption whereby a Luxembourg company, after its dissolution without liquidation transfers to another company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved by an extraordinary general meeting of shareholders of the Luxembourg company to be held before a notary. Similarly the de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.

Liquidation

In the event of the liquidation, dissolution or winding-up of Adecoagro S.A., the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to voluntarily liquidate, dissolve or wind-up require the approval by an extraordinary general meeting of shareholders of the Company to be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor our articles of incorporation provide for any appraisal rights of dissenting shareholders.

Distributions

Subject to Luxembourg law, each share is entitled to participate equally in distributions if and when if declared by the general meeting of shareholders out of funds legally available for such purposes. Pursuant to the articles of incorporation, the general meeting of shareholders may approve distributions and the board of directors may declare interim distribution, to the extent permitted by Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.

Annual Accounts

Each year the board of directors must prepare annual accounts, that is, an inventory of the assets and liabilities of Adecoagro S.A. together with a balance sheet and a profit and loss account. The board of directors must also prepare, each year, consolidated accounts and management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at the registered office of Adecoagro S.A. at least 15 calendar days prior to the date of the annual general meeting of shareholders.

The annual accounts and the consolidated accounts, after approval by the annual general meeting of shareholders, will need to be filed with the Luxembourg registry of trade and companies within seven months of the close of the financial year.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.

The annual accounts, the consolidated accounts, the auditor’s reports and the management reports are sent to registered shareholders at the same time as the convening notice for the annual general meeting of shareholders. In addition, any registered shareholder is entitled to receive a copy of these documents free of charge 15 calendar days prior to the date of the annual general meeting of shareholders upon request.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Board of Directors

The management of Adecoagro S.A. is vested in a board of directors. Our articles of incorporation provide that the board must comprise at least three members and no more than eleven members. The number of directors is determined and the directors are appointed at the general meeting of shareholders (except in case of a vacancy in the office of a director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors may fill such vacancy and appoint a successor in accordance with applicable Luxembourg law).

The directors are appointed for a period of up to three years; provided however the directors shall be elected on a staggered basis, with one-third of the directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Directors may be removed with or without cause (ad nutum) by the general meeting of shareholders by a simple majority of votes cast at a general meeting of shareholders. The directors shall be eligible for re-election indefinitely. The general shareholders’ meeting may dismiss one or more directors at any time, with or without cause by a resolution passed by simple majority vote, irrespective of the number of shares present at such general shareholders’ meeting.

Currently our board has nine members (see “Management”).

The board meets as often as required by our interests.

A majority of the members of the board in office (and able to vote) present or represented at a board meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of the board members present or represented (and able to vote). The board may also take decisions by means of resolutions in writing signed by all directors.

Our board may delegate the daily management of the business of Adecoagro S.A., as well as the power to represent Adecoagro S.A. in its day to day business, to individual directors or other officers or agents of the Company (with power to sub-delegate). In addition the board of directors may delegate the daily management of the business of Adecoagro S.A., as well as the power to represent Adecoagro S.A. in its day to day business to an executive or other committee as it deems fit. The board of directors shall determine the conditions of appointment and dismissal as well as the remuneration and powers of any person or persons so appointed.

Currently the board of directors has appointed the officers listed under “Management — Executive Officers.”

The board of directors may (but shall not be obliged to unless required by law) establish one or more committees (including without limitation an audit committee, a risk and strategy committee, and a compensation committee) and for which it shall, if one or more of such committees are set up, appoint the members (who may be but do not need to be board members), determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto (subject as to the audit committee as set forth therein).

Currently our board has set up an audit committee. See “Management — Audit Committee”. Our board has set up a compensation committee. See “Management — Compensation Committee.” Our board has set up a risk and strategy committee. See “Management — Risk and Strategy Committee.”

No director shall, solely as a result of being a director, be prevented from contracting with us, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any contract in which any director is in any way interested be liable to be avoided, in account of his position as director nor shall any director who is so interested be liable to account for us or the shareholders for any remuneration, profit or other benefit realized by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

Any director having an interest in a transaction submitted for approval to the board conflicting with our interest shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in these deliberations. At the next following general meeting, before any other resolution is put to vote, a special report shall be made on any transactions in which any of the directors may have had an interest conflicting with our interest.

No shareholding qualification for directors is required.

Directors and other officers, past and present, are entitled to indemnification from us to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director. We may purchase and maintain for any director or other officer insurance against any such liability.

No indemnification shall be provided against any liability to us or our shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. No indemnification will be provided in the event of a settlement (unless approved by a court or the board), nor will indemnification be provided in defending proceedings (criminal) in which that director or officer is convicted of an offense.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Bank of New York Mellon (operating with the service name BNY Mellon Shareowner Services) and all shares and shareholders have been transferred from the register held at our registered office to the register held on our behalf by Bank of New York Mellon (operating with the service name BNY Mellon Shareowner Services) as our registrar and transfer agent. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at the Company’s registered office may always be requested by a shareholder.

COMMON SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering and, assuming it is consummated, the Al Gharrafa Transaction, we will have issued and outstanding 108,869,032 common shares (after giving effect to the Reverse Stock Split and assuming no exercise of the underwriters’ over-allotment option).

Lock-up Agreements

In connection with this offering, we have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Itau BBA USA Securities Inc., on behalf of the underwriters, we will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to this public offering (the “Prospectus”), (1) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act), or any other securities so owned convertible into or exercisable or exchangeable for common shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise or (3) file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares. The restrictions in the foregoing sentence shall not apply to (a) the common shares to be sold in this offering, (b) the issuance by us of common shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing, (c) issuance of grants of employee stock options or equity awards pursuant to the terms of a Company plan in effect on the date hereof or issuances of common shares pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date of this prospectus or (d) transactions relating to common shares acquired in open market transactions after the date of this prospectus. If: (1) during the last 17 days of the 180-day restricted period we issue an earnings release, or material news, or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions imposed shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Itau BBA USA Securities Inc., on behalf of the underwriters waive, in writing, such extension. See “Underwriting.”

Each of the selling shareholders, members of the board of directors, executive officers and non-selling shareholders, including Al Gharrafa, has entered into a similar lock-up agreement except that they are permitted to transfer the securities to their affiliates (or, in the case of a limited liability company, distribute the securities to their members) and transfer the securities as a bona fide gift, provided that each transferee or donee, as applicable, is or agrees to be bound by the terms of the lock-up agreement.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our common shares. However, one or more existing shareholders may dispose of significant numbers of our common shares. We cannot predict what effect, if any, future sales of our shares, or the availability of common shares for future sale, will have on the market price of our common shares from time to time.

Registration Rights Agreement

In connection with the Reorganization, we entered into a registration rights agreement providing holders of our issued and outstanding common shares on the date of this prospectus (such holders being hereinafter referred to as the “Existing Investors” and such common shares subject to the agreement being hereinafter referred to as the “Registrable Securities”) with certain rights to require us to register their shares for resale under the Securities Act. Pursuant to the agreement, if holders of a majority of the Registrable Securities notify us, no earlier than 180 days after the effective date of the registration statement of which this prospectus is a part, we are required, subject to certain limitations, to file a registration statement under the Securities Act in order to register the resale of the amount of ordinary shares requested by such holders. The underwriters in such an offering will have the right, subject to certain limitations, to limit the number of shares included in such registration. The Existing Investors have the right to require us to file one such registration. In addition, if we propose to register any of our securities under the Securities Act, Existing Investors are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing such holders to include their common shares in such registration, subject to certain restrictions. Furthermore, Existing Investors may require us to register the resale of all or a portion of their shares on a registration statement on Form F-3 once we are eligible to use Form F-3. In an underwritten offering, the underwriters have the right, subject to certain restrictions, to limit the number of Registrable Securities Existing Investors may include.

TAXATION

The following sets forth material Luxembourg and U.S. federal income tax consequences of an investment in our ordinary shares. It is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Luxembourg tax law, subject to the assumptions, qualifications and limitations therein, it is the opinion of Elvinger, Hoss & Prussen, our Luxembourg tax counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, subject to the assumptions, qualifications and limitations therein, it is the opinion of Milbank, Tweed, Hadley & McCloy LLP, our U.S. tax counsel, as to the material U.S. federal income tax consequences to the U.S. Holders described herein of an investment in the ordinary shares.

Material Luxembourg Tax Considerations for Holders of Shares

The following is a summary discussion of certain Luxembourg tax considerations of the acquisition, ownership and disposition of your shares that may be applicable to you if you acquire our shares. This does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any of the Company’s common shares, and does not purport to include tax considerations that arise from rules of general application or that are generally assumed to be known to holders. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules.

It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Luxembourg laws and regulations as they stand on the date of this prospectus and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). Prospective investors should therefore consult their own professional advisers as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in shares of Adecoagro S.A. other than a Luxembourg Holder.

Tax regime applicable to realized capital gains

Luxembourg Holders

Luxembourg resident individual holders

Capital gains realized by Luxembourg resident individuals who do not hold their shares as part of a commercial or industrial business and who hold no more than 10% of the share capital of the Company will only be taxable if they are realized on a sale of shares that takes place before their acquisition or within the first six months following their acquisition.

If such shares are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.

Capital gains realized by Luxembourg resident individuals holding (together with his/her spouse and underage children) directly or indirectly more than 10% of the capital of Adecoagro S.A. at any time within the five years preceding disposal will be taxable at a special rate, regardless of the holding period.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.59% for the fiscal year ending 2010 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

Non-Luxembourg Holders

An individual who is a non-Luxembourg Holder of shares (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse and underage children) directly or indirectly held more than 10% of the capital of Adecoagro S.A. at any time during the past five years, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.

A corporate non-Luxembourg Holder (that is, an entity within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which shares are attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the shares may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the shares are attributable, will bear corporate income tax on a gain realized on a disposal of such shares under the same conditions applicable to an individual non-Luxembourg Holder, as set out above.

Tax regime applicable to distributions

Withholding tax

Distributions imputed for tax purposes on newly accumulated profits are subject to a withholding tax of 15%. The rate of the withholding tax may be reduced pursuant to double tax avoidance treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein.

No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive of 23rd July, 1990 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (90/435/EEC), (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg, (v) a Luxembourg permanent establishment of one of the afore-mentioned categories and (vi) a corporation company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, provided that at the date of payment, the holder holds or commits to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares representing at least 10% of the share capital of Adecoagro S.A. or acquired for an acquisition price of at least EUR 1,200,000.

Luxembourg Holders

With the exception of a Luxembourg corporate holders benefitting from the exemption referred to above, Luxembourg individual holders, and Luxembourg corporate holders subject to Luxembourg corporation taxes, must include the distributions paid on the shares in their taxable income, 50% of the amount of such dividends being exempted from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.

Net wealth tax

Luxembourg Holders

Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the shares held unless (i) the Luxembourg Holder is a legal entity subject to net wealth tax in Luxembourg; or (ii) the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The shares may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the shares held unless the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Stamp and registration taxes

No registration tax or stamp duty will be payable by a holder of shares in Luxembourg solely upon the disposal of shares by sale or exchange.

Estate and gift taxes

No estate or inheritance tax is levied on the transfer of shares upon the death of a holder of shares in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes and no gift tax is levied upon a gift of shares if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg. Where a holder of shares is a resident of Luxembourg for tax purposes at the time of his death, the shares are included in its taxable estate for inheritance tax or estate tax purposes.

United States Federal Income Taxation of the Company

Our business assets and properties are located, and all of our employees and executives are based outside the United States. Our business is directly conducted through operating companies organized under the laws of countries other than the United States. These non-U.S. operating companies are indirectly owned by IFH, a holding company which is a partnership for U.S. federal income tax purposes organized under the laws of Delaware. As a partnership that is not engaged in a trade or business within the United States within the meaning of section 864 of the Internal Revenue Code, IFH is not itself subject to U.S. federal net income taxes. We acquired approximately 98 percent of IFH prior to undertaking this IPO in exchange for our stock.

Under rules to prevent expatriation of and by U.S. corporations and certain U.S. partnerships under Code section 7874(b), we would be treated as a U.S. domestic corporation if for this purpose (i) we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and (ii) former members of IFH were deemed to own at least 80% of our stock by reason of the transfer of those trade or business assets (ignoring stock issued in this IPO for purposes of the 80% threshold) and (iii) we were found not to conduct substantial business activities in Luxembourg. In that event, we would be subject to U.S. federal net income tax on our worldwide income and dividends we pay would be subject to federal withholding tax at a 30% rate (subject to reduction, to the extent the beneficial owner of the dividend is entitled to claim a reduced rate of withholding under an applicable income tax treaty).

In the opinion of our U.S. tax counsel, the restructuring transactions executed prior to or in connection with this IPO should not be subject to section 7874(b). Accordingly, we do not believe that we will be subject to U.S. taxation on a net income basis nor do we anticipate paying dividends subject to U.S. federal withholding tax. However, the relevant rules are unclear in certain respects and there is limited guidance on the application of the rules to acquisitions of partnerships or partnership assets constituting a trade or business. Accordingly, we cannot assure you that the IRS will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability. Prospective holders who are non-United States persons should also note that, in that event, we would be required to withhold tax from any dividends we pay to non-U.S. Holders (subject to any applicable income tax treaties applicable to those non-U.S. Holders).

Shareholders are urged to consult their own tax advisors about the possible application of section 7874. The remainder of this discussion assumes that we are not treated as a U.S. corporation for U.S. federal income tax purposes.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares. This discussion applies only to beneficial owners of common shares that are “U.S. Holders” (as defined below) and that hold our common shares as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.

This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder based on its particular circumstances, and you are urged to consult your own independent tax advisor regarding your specific tax situation. For example, the discussion does not address the tax considerations that may be relevant to U.S. Holders in special tax situations, such as:

•	dealers in securities or currencies;

•	insurance companies;

•	tax-exempt organizations;

•	brokers or dealers in securities or currencies and traders in securities that elect to mark to market;

•	certain financial institutions;

•	partnerships or other pass-through entities;

•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	U.S. expatriates;

•	holders that hold our common shares as part of a hedge, straddle or conversion or other integrated transaction; or

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our common shares.

This discussion does not address the alternative minimum tax consequences of holding common shares or the indirect consequences to holders of equity interests in partnerships or other entities that own our common shares. Moreover, this discussion does not address the state, local and foreign tax consequences of holding our common shares, or any aspect of U.S. federal tax law (such as the estate and gift tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

You are a “U.S. Holder” if you are a beneficial owner of our common shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership considering the purchase of our common shares should consult its own independent tax advisor.

You should consult your own independent tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of purchasing, owning and disposing of our common shares in your particular circumstances.

Passive Foreign Investment Company (“PFIC”) Rules

U.S. Holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described below if we are, or were to become, a PFIC for U.S. federal income tax purposes.

In general, we will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common shares, either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, royalties, rents, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

Although the determination of whether a corporation is a PFIC is made annually, and thus may be subject to change, we do not believe that we were a PFIC for U.S. federal income tax purposes for our most recently completed taxable year, nor that we will be one for our current taxable year and we do not currently expect to become one in the foreseeable future. Our U.S. tax counsel has not rendered an opinion as to our PFIC classification. Rendering such an opinion would be impracticable because it involves an inherently factual test which will depend on our future circumstances. Also, we do not maintain our records in accordance with the U.S. federal income tax accounting principles required to permit a formal opinion to be rendered. The remainder of this discussion assumes that we are not a PFIC for U.S. federal income tax purposes.

Dividends

Distributions with respect to our common shares will, to the extent made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. To the extent that any distribution exceeds the amount of our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares, and thereafter as capital gain.

We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

Cash dividends (including amounts withheld on account of foreign taxes) paid with respect to our common shares generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder. Dividends with respect to our common shares will not be eligible for the dividends received deduction allowed to corporations.

Certain non-corporate U.S. Holders, including individuals, may be entitled to preferential rates of taxation with respect to dividends received in taxable years beginning before January 1, 2013. Such preferential rates of taxation are available for dividends paid by qualified foreign corporations. A foreign corporation will be treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares that are readily tradable on an established securities market in the United States. As our shares will be listed on the New York Stock Exchange, we believe dividends paid by us will be eligible for these preferential rates. There can, however, be no assurance that our common shares will be considered readily tradable on an established securities market in the future. A qualified foreign corporation also includes foreign corporations eligible for the benefits of certain income tax treaties with the United States. If, as we anticipate, we are eligible for the benefits of the income tax treaty between Luxembourg and the United States, dividends paid on our common shares would be eligible for preferential rates of taxation without regard to the trading status of our common shares.

The amount of any cash dividend paid in foreign currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect on the date the distribution is received, regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such foreign currency is converted into U.S. dollars on the date received. If the foreign currency is not converted into U.S. dollars on the date received, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. Such foreign currency gain or loss, if any, will be U.S.-source ordinary income or loss.

Dividends received by most U.S. Holders will constitute foreign-source “passive category” income (“general category income” for certain U.S. Holders) for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, a Luxembourg withholding tax imposed on dividends described above under “Material Luxembourg Tax Considerations for Holders of Shares — Tax regime applicable to distributions — Withholding tax” would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains

Gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds before the deduction of any foreign tax) on the sale or other taxable disposition and such U.S. Holder’s adjusted tax basis in the common shares. Capital gains of certain non-corporate U.S. Holders, including individuals, derived with respect to capital assets held for more than one year generally are eligible for various reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code.

Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a common share generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a share that is subject to Luxembourg or other foreign income tax imposed on the gain, the U.S. Holder may not be able to benefit from the foreign tax credit for that foreign income tax (i.e., because the income or loss on the disposition would be U.S. source). Alternatively, the U.S. Holder may take a deduction for the foreign income tax if such holder does not take a credit for any foreign income tax during the taxable year.

Backup Withholding and Information Reporting

In general, dividends on common shares, and payments of the proceeds of a sale, exchange or other taxable disposition of common shares, paid within the U.S. or through certain U.S. related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding unless the holder is an exempt recipient or, in the case of backup withholding, provides an accurate taxpayer identification number and certifies under penalty of perjury that the holder is a U.S. person and is not subject to backup withholding.

Backup withholding is not an additional tax. Generally, you may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS. The amount of any backup withholding withheld from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Recently enacted legislation requires certain U.S. Holders to report to the IRS information with respect to their investment in certain “foreign financial assets,” including our common shares, not held through a custodial account with a U.S. financial institution. Investors who fail to report this required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment in our common shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2011, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated, Itau BBA USA Securities Inc. and Deutsche Bank Securities Inc. are acting as representatives, the following respective numbers of common shares:

Number
Underwriter	of Shares

Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. Incorporated
Itau BBA USA Securities Inc.
Deutsche Bank Securities Inc.
Banco do Brasil Securities LLC
Rabo Securities USA, Inc.

Total	28,571,428

The underwriting agreement provides that the underwriters are obligated to purchase all the common shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

All sales of the common shares in the United States will be made by U.S. registered broker/dealers.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to          additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common shares.

The underwriters propose to offer the common shares initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share			Total
	Without	With		Without	With
	Over-Allotment	Over-Allotment		Over-Allotment	Over-Allotment

Underwriting Discounts and Commissions paid by us	$	$		$	$
Expenses payable by us	$	$		$	$
Underwriting Discounts and Commissions paid by selling shareholders	$		N/A	$		N/A
Expenses payable by the selling shareholders	$		N/A	$		N/A

We are paying specified expenses of the selling shareholders in connection with the offering. The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the common shares being offered.

We have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Itau BBA USA Securities Inc., on behalf of the underwriters, we will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to this public offering (the “Prospectus”), (1) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act), or any other securities so owned convertible into or exercisable or exchangeable for common shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise or (3) file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares. The restrictions in the foregoing sentence shall not apply to (a) the common shares to be sold in this offering, (b) the issuance by us of common shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing, (c) issuance of grants of employee stock options or equity awards pursuant to the terms of a Company plan in effect on the date hereof or issuances of common shares pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date of this prospectus or (d) transactions relating to common shares acquired in open market transactions after the date of this prospectus. If: (1) during the last 17 days of the 180-day restricted period we issue an earnings release, or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions imposed shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Itau BBA USA Securities Inc., on behalf of the underwriters waive, in writing, such extension.

Our officers, directors, the selling shareholders and the non-selling shareholders, including Al Gharrafa, have agreed to similar restrictions except that they are permitted to transfer the securities to their affiliates (or, in the case of a limited liability company, distribute the securities to their members) and transfer the securities as a bona fide gift, provided that each transferee or donee, as applicable, is or agrees to be bound by the terms of the restrictions described above. In addition, they have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Itau BBA USA Securities Inc., on behalf of the underwriters, they will not, during the period commencing on the date hereof and ending 180 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares. They have also agreed and consented to the entry of stop transfer instructions with our transfer agent and registrar against the transfer of their common shares except in compliance with the foregoing restrictions.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common shares on the NYSE under the symbol “AGRO”.

In connection with the listing of the common shares on the NYSE, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 400 beneficial owners.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

The underwriters and/or their affiliates may enter into derivative transactions with clients, at their request, in connection with the common shares. The underwriters and/or their affiliates may also purchase some of the common shares to hedge their risk exposure in connection with such transactions. These transactions may have an effect on demand, price or other terms of the offering.

The underwriters and/or their respective affiliates have provided, currently provide or may provide in the future various investment banking, commercial banking, financial advisory and/or similar services to us on a regular basis, and maintain normal business relationships with us and/or the selling shareholders in their capacity as credit institutions or as lenders under credit facilities, for which they have received and may continue to receive customary fees and commissions.

An affiliate of Itau BBA USA Securities Inc., one of the underwriters in this offering, serves as lender under our BNDES Loan Facility. An affiliate of Deutsche Bank Securities Inc., one of the underwriters in this offering, serves as lender under our DB Facility. An affiliate of Banco de Brasil Securities LLC, one of the underwriters in this offering, serves as lender under our BDB Facility. In addition, an affiliate of Rabo Securities USA, Inc., one of the underwriters in this offering, serves as a lender under our Syndicated Loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness.”

Qatar Holding LLC, the parent company of Al Gharrafa Investment Company, and its affiliates own 6.2% of Credit Suisse Group AG. Credit Suisse Group AG is a parent company of Credit Suisse Securities (USA) LLC, one of the underwriters of this offering. Credit Suisse Securities (USA) LLC also provides general advisory and investment banking services to Qatar Holding LLC from time to time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Notice to Canadian Residents

Resale Restrictions

The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common shares are made. Any resale of the common shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

Representations of Purchasers

By purchasing common shares in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase common shares offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common shares, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

Selling Restrictions

Argentina

The common shares are not authorized for public offering in Argentina and they may not be sold publicly under the Argentine Securities Law No. 17,811, as amended. Therefore, any such transaction must be made privately.

Brazil

For purposes of Brazilian law, this offer of securities is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon elsewhere or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

Therefore, as this prospectus does not constitute or form part of any public offering to sell or solicitation of a public offering to buy any shares or assets, the offering and THE SHARES OFFERED HEREBY HAVE NOT BEEN, AND WILL NOT BE, AND MAY NOT BE OFFERED FOR SALE OR SOLD IN BRAZIL EXCEPT IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE A PUBLIC OFFERING OR DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. DOCUMENTS RELATING TO THE SHARES, AS WELL AS THE INFORMATION CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC, AS A PUBLIC OFFERING IN BRAZIL OR BE USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OR SALE OF THE SHARES TO THE PUBLIC IN BRAZIL.

Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer;

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

France

This offering document has not been prepared in the context of a public offering of securities in France (offre au public) within the meaning of Article L.411-1 of the French Code monétaire et financier and Articles 211-1 and seq. of the Autorité des marchés financiers (AMF) regulations and has therefore not been submitted to the AMF for prior approval or otherwise.

The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France and neither this offering document nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2, D.411-4 of the French Code monétaire et financier) on the condition that no such offering document nor any other offering material relating to the securities shall be delivered by them to any person nor reproduced (in whole or in part). Such “qualified investors” are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-4 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier).

You are hereby notified that in connection with the purchase of these securities, you must act for your own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-4 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.411-2, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier).

Germany

Any offer or solicitation of shares within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG). The offer and solicitation of securities to the public in Germany requires the approval of the prospectus by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin). This prospectus has not been and will not be submitted for approval to the BaFin. This prospectus does not constitute a public offer under the WpPG. This prospectus and any other document relating to the shares, as well as any information contained therein, must not be supplied to the public in Germany or used in connection with any offer for subscription of the shares to the public in Germany, any public marketing of the shares or any public solicitation for offers to subscribe for or otherwise acquire the shares in Germany. The prospectus and other offering materials relating to the offer of shares are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Italy

The offering of the shares has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB), in accordance with Italian securities legislation. Accordingly, the shares may not be offered or sold, and copies of this offering document or any other document relating to the shares may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, subsection 1, paragraph b) of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers’ Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers’ Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers’ Regulation, and provided, however, that any such offer or sale of the shares or distribution of copies of this offering document or any other document relating to the shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the shares, and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Kuwait

The shares have not been licensed for offering in Kuwait by the Ministry of Commerce and Industry or the Central Bank of Kuwait or any other relevant Kuwaiti government agency. The offering of the shares in Kuwait on the basis of a private placement or public offering is, therefore, restricted in accordance with Decree Law No. 31 of 1990, as amended, and Ministerial Order No. 113 of 1992, as amended. No private or public offering of the shares is being made in Kuwait, and no agreement relating to the sale of the shares will be concluded in Kuwait. No marketing or solicitation or inducement activities are being used to offer or market the shares in Kuwait.

Mexico

The securities have not been registered with the National Securities’ Registry (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or CNBV), and may not be offered or sold publicly in Mexico.

This document is not intended to be publicly distributed to an undetermined person through mass media, nor to serve as an application for the registration of the securities in Mexico, nor as a prospectus for their public offering in said jurisdiction.

This document is addressed to you under a private offering exception contained in article 8 of the Securities Market Law (Ley del Mercado de Valores or LMV), for which you must comply with any of the following requirements:

(a) you are either an institutional or qualified investor for purposes of Mexican law;

(b) you are a member of a group of less than 100 individually identified people to whom the shares are being offered directly and personally; or

(c) you are an employee of the issuer and a beneficiary of an employees’ benefit plan of said issuer.

The LMV and CNBV regulations (along with other laws applicable in Mexico) define institutional investors as Mexican and foreign banks, broker dealers, insurance and bond companies, bonded warehouses, financial leasing companies, factoring companies and investment funds, private pension and annuities funds and foreign pension and investment funds. Such regulations also define qualified investors as individuals and corporations which maintain during the previous year investments in securities for an amount equal or similar to 1.5 million Mexican Unidades de Inversión or UDIS (approximately US$330,000 dollars) or that have obtained during the previous two years a gross income of at least 500,000 UDIS (approximately US$110,000) per year.

Netherlands

The shares may not, directly or indirectly, be offered or acquired in the Netherlands and this offering memorandum may not be circulated in the Netherlands, as part of an initial distribution or any time thereafter, other than to individuals or (legal) entities who or which qualify as qualified investors within the meaning of Article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) as amended from time to time.

Qatar

This offering of common shares does not constitute a public offer of common shares in the State of Qatar under Law No. 5 of 2002 (the “Commercial Companies Law”). The common shares are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such common shares, or have sufficient knowledge of the risks involved in an investment in such common shares or are benefiting from preferential terms under a directed share program for directors, officers and employees. No transaction will be concluded in the jurisdiction of the State of Qatar.

Saudi Arabia

This document may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority.

The Capital Market Authority does not make any representation as to the accuracy or completeness of this document, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

Singapore

The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (SFA) and accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

(1) to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

By accepting this document, the recipient hereof represents and warrants that he is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Spain

This offer of shares of Adecoagro S.A. has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores or CNMV) and, therefore, no shares of Adecoagro S.A. may be offered, sold or distributed in any manner, nor may any resale of the shares be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to the shares of Adecoagro S.A. have been or will be registered with the CNMV and therefore they are not intended for the public offer of the shares of Adecoagro S.A. in Spain.

Switzerland

This document does not constitute a prospectus within the meaning of Article 652a of the Swiss Code of Obligations. The shares of Adecoagro S.A. may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of Adecoagro S.A. in Switzerland.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

Addresses of Global Coordinators

The addresses of the global coordinators are as follows:

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue,
New York, NY 10010
USA

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036
USA

Itau BBA USA Securities Inc.
767 Fifth Avenue, 50th Floor
New York, NY 10153
USA

ENFORCEMENT OF CIVIL LIABILITIES

We are a corporation organized under the laws of Luxembourg. All or most of our assets are located outside the United States. Furthermore, most of our directors and officers and some experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or some experts or to enforce against us or them in United States courts judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the U.S. It may also be difficult for an investor to bring an original action in a Luxembourg or other foreign court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

We have appointed Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any states in the United States or any action brought against us in the Supreme Court of the State of New York under the securities laws of the State of New York.

There is doubt as to the enforceability in original actions in Luxembourg courts of civil liabilities predicated solely upon U.S. federal securities law, and the enforceability in Luxembourg courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under Luxembourg law, including the condition that the judgment does not violate Luxembourg public policy.

LEGAL MATTERS

We are being represented by Milbank, Tweed, Hadley & McCloy llp with respect to legal matters of United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to legal matters of United States federal securities and New York State law. The validity of the common shares offered in this offering and certain legal matters as to Luxembourg law will be passed upon for us by Elvinger, Hoss & Prussen and for the underwriters by NautaDutilh Avocats Luxembourg.

EXPERTS

The consolidated financial statements of IFH as of December 31, 2009, 2008 and 2007, and for each of the three years in the period ended December 31, 2009, and the consolidated interim financial statements of IFH as of September 30, 2010 and 2009, and for the nine-month periods ended September 30, 2010 and 2009, included in this prospectus, have been so included in reliance on the preamble report of PriceWaterhouse & Co. S.R.L. (“PwC”), Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Dinaluca as of June 30, 2010, 2009 and 2008, and for each of the two years in the period ended June 30, 2010, included in this prospectus, have been so included in reliance on the report of Estudio Supertino S.RL., Buenos Aires, Argentina, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The Cushman & Wakefield Argentina S.A. Appraisal of Real Property report dated September 30, 2010 was prepared for us by Cushman & Wakefield Argentina S.A. Information relating to the value of our farms in “Prospectus Summary” and “Business” is derived from, and is subject to the qualifications and assumptions in, the Cushman & Wakefield Argentina S.A. Appraisal of Real Property report dated September 30, 2010, and is included in reliance on Cushman & Wakefield Argentina S.A.’s authority as experts on such matters.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main expenses related to this offering, other than the underwriting discounts and commissions, which we will be required to pay or already have paid:

Thousands of $

SEC registration fee	53
FINRA filing fee	50
NYSE listing fee	125
Printing and engraving expenses	170
Legal fees and expenses	2,505
Accounting fees and expenses	1,750
Miscellaneous	700

Total	5,353

Each of the amounts set forth above, other than the SEC registration fee, the FINRA filing fee and the NYSE listing fee, is an estimate. These expenses will be borne by the Company.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. For further information regarding us and the common shares offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-202-551-8909, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10.0% of our ordinary shares. While the annual report on Form 20-F for our fiscal year ending December 31, 2010 will be due six months following the end of such fiscal year, for our fiscal years ending December 31, 2011 and onward, we will be required to file our Form 20-F annual report within 120 days after the end of each such fiscal year.

In the event we are unable to make available a report within the time periods specified above, we will post a notification on our website describing why the report was not made available on a timely basis, and we will make the report available as soon after the end of such period as is reasonably practicable.

INDEX TO THE FINANCIAL STATEMENTS

IFH

Dinaluca S.A.

******

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
of International Farmland Holdings LLC

The reverse split of Adecoagro’s common shares described in Note 1 to the consolidated financial statements has not been consummated at January 12, 2011. When it has been consummated, we will be in a position to furnish the following report:

“We have audited the accompanying consolidated statements of financial position of International Farmland Holdings LLC and its subsidiaries as of September 30, 2010 and December 31, 2009 and the related consolidated statements of income and comprehensive income, of changes in members’ equity and of cash flows for the nine month periods ended September 30, 2010 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Farmland Holdings LLC and its subsidiaries at September 30, 2010 and December 31, 2009, and the results of their operations and their cash flows for the nine month periods ended September 30, 2010 and 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.”

Buenos Aires, Argentina.
January 12, 2011

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Mariano C. Tomatis (Partner)
       Mariano C. Tomatis

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG – Ciudad de Buenos Aires
T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

Legal information

Denomination: International Farmland Holdings LLC

Legal address: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, United States of America

Company activity: Agricultural and agro-industrial
Date of registration: November 6, 2002
Expiration of company charter: No term defined
Number of register: 3587747
Capital stock: 475,652,189 membership units

Majority members: Pampas Húmedas LLC, a Delaware limited liability company
Legal address: 888 Seventh Avenue, New York, New York 10106, United States of America
Parent company activity: Investing
Capital stock: 161,476,150 membership units

International Farmland Holdings LLC

Consolidated Interim Statements of Financial Position
as of September 30, 2010 and December 31, 2009
(All amounts in US$ thousands, except units and per unit data and as otherwise indicated)

				Pro Forma
				Unaudited
		September 30,	December 31,	September 30,
	Note	2010	2009	2010
ASSETS
Non-Current Assets
Property, plant and equipment, net	6	751,418	682,878	751,418
Investment property	7	28,299	21,246	28,299
Intangible assets, net	8	28,517	21,859	28,517
Biological assets	9	85,445	170,347	85,445
Investments in joint ventures	10	6,124	6,506	6,124
Deferred income tax assets	20	64,801	45,113	64,801
Trade and other receivables, net	12	25,482	22,065	25,482
Other assets		25	34	25

Total Non-Current Assets		990,111	970,048	990,111

Current Assets
Biological assets	9	39,190	60,107	39,190
Inventories	13	87,718	57,902	87,718
Trade and other receivables, net	12	100,846	106,212	100,846
Derivative financial instruments		1,428	99	1,428
Cash and cash equivalents	14	60,621	74,806	60,621

Total Current Assets		289,803	299,126	289,803

TOTAL ASSETS		1,279,914	1,269,174	1,279,914

MEMBERS EQUITY
Capital and reserves attributable to equity holders of the parent
Members’ units	15	697,289	697,289	—
Share capital		—	—	120,000
Share premium		—	—	563,343
Cumulative translation adjustment		5,654	2,567	5,541
Equity-settled compensation		13,575	12,158	13,304
Retained earnings		(44,483)	45,062	(43,594)

Equity attributable to equity holders of the parent		672,035	757,076	658,594

Non controlling interest		75	80	13,516

TOTAL MEMBERS EQUITY		672,110	757,156	672,110

LIABILITIES
Non-Current Liabilities
Trade and other payables	18	15,992	6,822	15,992
Borrowings	19	265,361	203,134	265,361
Derivative financial instruments		—	280	—
Deferred income tax liabilities	20	97,404	107,045	97,404
Payroll and social security liabilities	21	1,224	1,106	1,224
Provisions for other liabilities	22	3,688	3,326	3,688

Total Non-Current Liabilities		383,669	321,713	383,669

Current Liabilities
Trade and other payables	18	62,330	62,098	62,330
Current income tax liabilities		2,644	222	2,644
Payroll and social security liabilities	21	17,227	10,079	17,227
Borrowings	19	137,858	103,647	137,858
Derivative financial instruments		3,682	12,607	3,682
Provisions for other liabilities	22	394	1,652	394

Total Current Liabilities		224,135	190,305	224,135

TOTAL LIABILITIES		607,804	512,018	607,804

TOTAL MEMBERS EQUITY AND LIABILITIES		1,279,914	1,269,174	1,279,914

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Consolidated Interim Statements of Income
for the nine-month periods ended September 30, 2010 and 2009
(All amounts in US$ thousands, except units and per unit data and as otherwise indicated)

				Pro Forma
				Unaudited
		September 30,	September 30,	September 30,
	Note	2010	2009	2010
Sales of manufactured products and services rendered	23	173,917	125,304	173,917
Cost of manufactured products sold and services rendered	24	(137,169)	(106,407)	(137,169)

Gross Profit from Manufacturing Activities		36,748	18,897	36,748

Sales of agricultural produce and biological assets	23	104,969	84,827	104,969
Cost of agricultural produce sold and direct agricultural selling expenses	24	(104,969)	(84,827)	(104,969)
Initial recognition and changes in fair value of biological assets and agricultural produce		(76,967)	25,724	(76,967)
Changes in net realizable value of agricultural produce after harvest		7,311	8,383	7,311

Gross (Loss)/Profit from Agricultural Activities		(69,656)	34,107	(69,656)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		(32,908)	53,004	(32,908)

General and administrative expenses	24	(41,573)	(41,780)	(41,572)
Selling expenses	24	(32,836)	(20,603)	(32,836)
Other operating income, net	26	8,122	(4,562)	8,122
Share of loss of joint ventures		(220)	(306)	(220)

Loss from Operations Before Financing and Taxation		(99,415)	(14,247)	(99,415)

Finance income	27	9,364	7,002	9,364
Finance costs	27	(28,843)	(21,814)	(28,843)

Financial results, net	27	(19,479)	(14,812)	(19,479)

Loss Before Income Tax		(118,894)	(29,059)	(118,894)

Income tax benefit	20	29,347	11,231	29,347

Loss for the Period		(89,547)	(17,828)	(89,547)

Attributable to:
Equity holders of the parent		(89,545)	(17,825)	(87,754)
Non controlling interest		(2)	(3)	(1,793)

Losses per member unit for loss attributable to the equity holders of the parent during the period:
Basic	28	(0.188)	(0.039)	(1.097)
Diluted	28	n/a	n/a	n/a

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Consolidated Interim Statements of Comprehensive Income
for the nine-month periods ended September 30, 2010 and 2009
(All amounts in US$ thousands, except units and per unit data and as otherwise indicated)

	September 30,	September 30,
	2010	2009

Loss for the period	(89,547)	(17,828)
Other comprehensive income:
Exchange differences on translating foreign operations	3,084	83,351

Other comprehensive income for the period	3,084	83,351

Total comprehensive (loss)/income for the period	(86,463)	65,523

Attributable to:
Equity holders of the parent	(86,458)	65,536
Non controlling interest	(5)	(13)

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Consolidated Interim Statements of Changes in Members’ Equity
for the nine-month periods ended September 30, 2010 and 2009
(All amounts in US$ thousands, except units and per unit data and as otherwise indicated)

	Attributable to Equity Holders of the Parent
	Members’	Cumulative				Non	Total
	Contributed	Translation	Equity-settled	Retained		Controlling	Members’
	Capital	Adjustment	Compensation	Earnings	Subtotal	Interest	Equity

Balance at January 1, 2009	628,188	(89,774)	9,278	45,327	593,019	45,409	638,428
Total comprehensive income for the period	—	83,361	—	(17,825)	65,536	(13)	65,523
Employee unit options granted	—	—	2,346	—	2,346	—	2,346
Capital contribution	69,101	—	—	—	69,101	—	69,101
Subsidiaries spin-off	—	—	—	—	—	(45,311)	(45,311)

Balance at September 30, 2009	697,289	(6,413)	11,624	27,502	730,002	85	730,087

Balance at January 1, 2010	697,289	2,567	12,158	45,062	757,076	80	757,156
Total comprehensive loss for the period	—	3,087	—	(89,545)	(86,458)	(5)	(86,463)
Employee unit options granted	—	—	1,417	—	1,417	—	1,417

Balance at September 30, 2010	697,289	5,654	13,575	(44,483)	672,035	75	672,110

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2010 and 2009
(All amounts in US$ thousands, except units and per unit data and as otherwise indicated)

		September 30,	September 30,
	Note	2010	2009

Cash flows from operating activities:

Loss for the period		(89,547)	(17,828)
Adjustments for:
Income tax benefit	20	(29,347)	(11,231)
Depreciation	6	25,435	17,231
Amortization	8	266	215
Gain from the disposal of other property items	26, 28	(329)	156
Employee unit options granted	25	1,417	2,346
Gain/(loss) from derivative financial instruments	26, 27	(11,307)	4,032
Interest and other expense, net	27	25,836	19,835
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		106,264	(26,092)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(3,007)	(642)
Provision and allowances		(831)	1,444
Share of loss from joint venture		220	306
Foreign exchange gains, net	27	(2,771)	(5,665)
Changes in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		3,788	(49,070)
Increase in inventories		(26,809)	(12,193)
Increase in biological assets		(1,746)	(10,051)
Decrease in other assets		9	61
Increase in derivative financial instruments		773	4,944
(Decrease)/increase in trade and other payables		(6,370)	14,780
Increase in payroll and social security liabilities		7,266	5,873
Increase in provisions for other liabilities		119	762

Net cash used in operating activities before interest and taxes paid		(671)	(60,787)

Interest paid		(21,928)	(13,523)
Income tax paid		(4,490)	(6,560)

Net cash used in operating activities		(27,089)	(80,870)

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Consolidated Interim Statements of Cash Flows (Continued)
for the nine-month periods ended September 30, 2010 and 2009
(All amounts in US$ thousands, except units and per unit data and as otherwise indicated)

		September 30,	September 30,
	Note	2010	2009

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	30	(7,872)	—
Purchases of property, plant and equipment	6	(77,735)	(61,376)
Purchases of intangible assets	8	(30)	(377)
Interest received	27	1,514	331
Proceeds from sale of property, plant and equipment	6	1,175	5,624
Proceeds from disposal of subsidiary		5,475	—

Net cash used in investing activities		(77,473)	(55,798)

Cash flows from financing activities:
Capital contribution		—	69,101
Proceeds from long-term borrowings	19	78,048	80,000
Payments of long-term borrowings	19	(14,422)	—
Net increase/(decrease) in short-term borrowings	19	22,160	(6,160)

Net cash generated from financing activities		85,786	142,941

Net (decrease)/increase in cash and cash equivalents		(18,776)	6,273

Cash and cash equivalents at beginning of period		74,806	93,360
Effect of exchange rate changes on cash		4,591	(10,412)

Cash and cash equivalents at end of period		60,621	89,221

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements
(All amounts in US$ thousands, except units and per unit data and as otherwise indicated)

1.	General information, Reorganization and reverse split of Adecoagro’s common shares

International Farmland Holdings LLC (the “Company” or “IFH”) is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, ethanol and energy; and Land transformation. Farming is further comprised of several reportable segments, which are described in detail in Note 5 to these consolidated interim financial statements.

The Group was established in 2002 and has subsequently grown significantly both organically and through acquisitions. The Group currently has operations in Argentina, Brazil and Uruguay.

The Company is a limited liability company incorporated and domiciled in Delaware, United States of America. The address of its registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, United States of America.

These consolidated interim financial statements have been approved for issuance by the Company on January 12, 2011.

Reorganization and reverse split of Adecoagro’s common shares

On October 30, 2010, in a series of transactions as further described below, the current members of IFH completed the contribution of 98% of their respective interests in IFH on a pro rata basis to a newly formed entity, Adecoagro S.A. (“Adecoagro”), in exchange for 100% of the common shares of Adecoagro (the “Reorganization”). Adecoagro is a corporation organized under the laws of the Grand Duchy of Luxembourg principally to, among other things, facilitate an initial public offering of the Group. Adecoagro had no prior assets, holdings or operations.

In connection with the Reorganization, IFH will be converted from a limited liability company to a limited partnership and transferred a de minimis amount of its interest in IFH (0.00001%) to a newly formed wholly-owned subsidiary, Ona Ltd. (“Ona”), a Maltese corporation. Following the Reorganization, IFH is now owned 98% by Adecoagro and 2% by the current members, in each case, as Limited Partners, with the 0.00001% interest owned by Ona, as the General Partner. This 2% ownership directly held by current members of IFH does not carry any preferential treatment.

As part of the Reorganization, the Group decided to amend and rename the IFH’s “2004 Incentive Option Plan” and IFH’s “2007/2008 Equity Incentive Plan” as the “Adecoagro/IFH 2004 Stock Incentive Option Plan” and the “Adecoagro/IFH 2007/2008 Equity Incentive Plan”, respectively. In connection with the foregoing, all obligations and liabilities of IFH under its plans (including award agreements issued thereunder) have been transferred to Adecoagro S.A., and options to purchase ordinary units of IFH have been converted into options to purchase ordinary shares of Adecoagro S.A. The conversion is based on a conversion ratio that is intended to maintain in all material respects the same, and in no event greater, economic benefit to optionees as provided under the plans as in effect prior to the Reorganization.

In addition, the extraordinary general meeting of Adecoagro’s shareholders held on [          ], approved the reverse split of Adecoagro’s common shares, whereby every three shares of capital stock of Adecoagro will be converted into two shares, changing the nominal value of Adecoagro’s common shares from US$1 to US$1.5. Consequently the Adecoagro/IFH 2004 Stock Incentive Option Plan and the Adecoagro/IFH 2007/2008 Equity Incentive Plan were amended to reflect such change in the nominal value of the common shares.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The consolidated financial statements of Adecoagro at December 31, 2010 will be presented using the historical values from the consolidated financial statements of IFH. However, the issued share capital will reflect that of Adecoagro. The Reorganization will be retroactively reflected in the consolidated financial statements of Adecoagro as of that date, in the period in which the Reorganization occurred.

The unaudited pro forma consolidated statement of financial position column as of September 30, 2010 and unaudited pro forma consolidated statement of income column for the period ended September 30, 2010 have been prepared to illustrate the consolidated financial position and consolidated results of operations to give pro forma effect to the Reorganization and the reverse split of Adecoagro’s common shares as if both transactions had been completed as of September 30, 2010 with respect to the unaudited pro forma consolidated statement of financial position and as of January 1, 2009 with respect to the unaudited pro forma consolidated statement of income.

The pro forma adjustments principally give effect to the following items:

(1) The recognition of the capital structure of Adecoagro based on 79,999,985 shares of common stock, the elimination of 475,652,189 membership units of IFH, the recognition of share premium as a result of the new capital structure, and the recognition of non controlling interest as a 2% interest in IFH and its subsidiaries will not be held by Adecoagro. Accordingly, the pro forma column includes the following adjustments:

(a) Recognition of the share capital of Adecoagro for a total nominal value of US$120.0 million and the elimination of the members’ units of IFH for a total amount of US$697.3 million;

(b) Recognition of share premium for a total amount of US$563.3 million arising as the difference between the 98% of the member’s units of IFH and the new share capital of Adecoagro;

(c) Recognition of an additional 2% non controlling interest for a total amount of US$13.3 million due to the reduction in the total equity attributable to equity holders of IFH that will not be held by Adecoagro.

(2) Unaudited pro forma loss per common share and unaudited pro forma weighted average shares outstanding for the period ended September 30, 2010 reflect the new capital structure of Adecoagro as set forth in footnote (1) above.

(3) Adecoagro will seek to rely on the participation exemption from tax on income pursuant to the laws of Luxembourg. Accordingly, the Group does not expect that the Reorganization will have a material effect on the tax liabilities of Adecoagro.

(4) The amendments to the stock option plans of the Group did not increase total fair value of the share-based payment arrangement or were otherwise beneficial to the Group’s employees. Accordingly, there is no impact in the financial position or results from operations of the Group as a result of the amendments of the stock option plans.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated interim financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

2.1	Basis of preparation

The consolidated interim financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC), including IAS 34, ‘Interim financial reporting’. All IFRS issued by the IASB, effective at the time of preparing these consolidated interim financial statements, have been applied.

Presentation in the statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within the normal business cycle of the Group, or are held for sale. The consolidated interim financial statements are presented in United States Dollars.

The consolidated interim financial statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and biological assets measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated interim financial statements are disclosed in Note 4.

(a)	Standards, amendments and interpretations to existing standards effective in 2010 and adopted by the Group in 2010.

The following standards, amendments and interpretations to existing standards have been published and were mandatory for the Group as of January 1, 2010:

In January 2008, the IASB published the revised standards IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements.” These standards are the result of the second phase of the project carried out together with the Financial Accounting Standards Board (FASB) to reform the accounting methodology for business combinations. The main changes revised IFRS 3 provides are as follows:

•	The revised standard gives the option of measuring non-controlling interests either at fair value or at the proportionate share of the identifiable net assets. This choice can be exercised for each business combination individually.

•	In a business combination achieved in stages (step acquisition), the acquirer shall remeasure its previously held equity interest in the acquiree at the date the acquirer obtains control. Goodwill shall then be determined as the difference between the remeasured carrying amount plus consideration transferred for the acquisition of the new shares and any non-controlling interest, minus net assets acquired.

•	Contingent consideration shall be measured at fair value at the acquisition date and classified either as equity, or as asset or liability at the acquisition date. Contingent consideration shall be recognized subsequently in accordance with the classification determined at the acquisition date.

•	Acquisition-related costs incurred in connection with business combinations shall be recognized as expenses.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

•	For changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be remeasured subsequently.

•	According to the revised IFRS 3, effects from the settlement of relationships existing prior to the business combination shall not be part of the exchange for the acquiree.

•	In contrast to the previous version of IFRS 3, the revised standard governs the recognition and measurement of rights that were granted to another entity prior to the business combination and which are now reacquired as part of the business combination (reacquired rights).

The main changes that revised IAS 27 makes are as described below:

•	Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control shall only be accounted for within equity.

•	If a parent loses control of a subsidiary it shall derecognize the consolidated assets and liabilities. The new requirement is that any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost; any differences resulting from this shall be recognized in profit or loss.

•	When losses attributed to the non-controlling interests exceed the non-controlling interests in the subsidiary’s equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

The revised IFRS 3 shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. The provisions of IAS 27 shall be effective for annual reporting periods beginning on or after July 1, 2009. The Group adopted the amendments to IFRS 3 and IAS 27 for business combinations and transactions with subsidiaries beginning on January 1, 2010.

In June 2009, the IASB issued amendments to IFRS 2 “Share-based Payment”. The amendments relate to the accounting for group-settled share-based payment transactions, stating that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services irrespective of which entity within the group settles the transaction. The amendments to IFRS 2 also incorporate guidance previously included in IFRIC 8 “Scope of IFRS 2” and IFRIC 11 “Group and Treasury Share Transactions”. As a result, the IASB has withdrawn IFRIC 8 and IFRIC 11. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2010 and apply retrospectively. The amendments did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

In April 2009, the IASB amended IAS 38, “Intangible Assets” as part of the second IASB’s annual improvements project published in 2009. The Group applied IAS 38 (amendment) from the date IFRS 3 (revised) was adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

In April 2009, the IASB amended IFRS 5, “Measurement of non-current assets (or disposal groups) classified as held-for-sale” as part of the second IASB’s annual improvements project published in 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The amendment is effective for annual periods beginning on or

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

after January 1, 2010. The amendment did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

In April 2009, the IASB amended IAS 1, “Presentation of financial statements” as part of the second IASB’s annual improvements project published in 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The amendment is effective for annual periods beginning on or after January 1, 2010. The amendment did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

(b)	Standards, amendments and interpretations to existing standards that are effective in 2010 but not relevant to the Group’s operations.

In July 2008, the IASB published an amendment to IAS 39 “Financial Instruments: Recognition and Measurement.” The amendment “Eligible Hedged Items” explicitly allows designating only changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment sets forth the conditions for such a partial designation. The amendment is effective for annual periods beginning on or after July 1, 2009 and applies retrospectively. The amendment did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

In November 2008, the IASB issued the revised standard IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The revised provisions of IFRS 1 are effective for annual periods beginning on or after July 1, 2009. In addition, IFRS 1 has been amended in July 2009 and January 2010 adding additional exceptions for first-time adopters. All amendments to IFRS 1 did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows since all subsidiaries of the Group transitioned to IFRS on January 1, 2006.

In November 2008, the IFRIC published IFRIC 17 “Distributions of Non-Cash Assets to Owners.” The interpretation relates to the timing of recognition of liabilities in connection with non-cash dividends paid (e.g. property, plant and equipment) and how to measure them. In addition, the interpretation relates to how to account for differences between the carrying amount of the assets distributed and the carrying amount of the dividend payable. The provisions of IFRIC 17 are effective for annual periods beginning on or after July 1, 2009. The adoption of IFRIC 17 did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

In January 2009, the IFRIC released IFRIC 18 “Transfers of Assets from Customers”. The interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for transfers of assets from customers received on or after July 1, 2009 and applies prospectively. Earlier application is permitted under certain circumstances. The adoption of IFRIC 18 did not have an impact on the presentation of our results of operations, financial position or cash flows.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

(c)	Standards, amendments and interpretations to existing standards that are not yet effective.

The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2011 or later periods and the Group has not early adopted them:

In October 2009, the IASB issued an amendment to IAS 32 “Financial Instruments: Presentation”. The amendment clarifies the classification of rights issues as equity or liabilities in cases where rights issues are denominated in a currency other than the functional currency of the issuer. As hitherto such rights issues were recorded as derivative liabilities. The amendment requires that rights issues offered pro rata to all of an entity’s existing shareholders are classified as equity, irrespective of the currency in which the exercise price is denominated. The amendment to IAS 32 shall be applied for annual periods beginning on or after February 1, 2010. The amendment is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In November 2009, the IASB issued IFRS 9 “Financial Instruments”. The standard incorporates the first part of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 prescribes the classification and measurement of financial assets. IFRS 9 requires that financial assets are subsequently measured either “at amortized cost” or “at fair value”, depending on whether certain conditions are met. In addition, IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the “at amortized cost” category, to be “at fair value” if that designation eliminates or significantly reduces measurement or recognition inconsistencies. The prescribed category for equity instruments is at fair value through profit or loss, however, an entity may irrevocably opt for presenting all fair value changes of equity instruments not held for trading in Other Comprehensive Income. Only dividends received from these investments are reported in profit or loss. In October 2010, the IASB issued further additions to IFRS 9. These bring forth the guidance for derecognizing financial instruments and most of the requirements for the classification and measurement of financial liabilities currently included within IAS 39. The additions include amortized cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change is that in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statement of income, unless this creates an accounting mismatch. The remaining phases of the project, dealing with impairment of financial instruments and hedge accounting, have not yet been finalized. The IASB expects to completely replace IAS 39 by the end of 2010. IFRS 9, as well as its additions, shall be applied retrospectively for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Group is currently analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

In November 2009, the IFRIC issued IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”. The interpretation gives guidance in interpreting IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to fully or partially settle the financial liability. IFRIC 19 clarifies that the entity’s equity instruments issued to a creditor are part of the consideration paid to fully or partially extinguish the financial liability. In addition, the equity instruments issued are measured at their fair value. If the fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. Any difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period. IFRIC 19 shall be applied retrospectively for annual periods beginning on or after July 1, 2010. The adoption of IFRIC 19 is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

In May 2010, the IASB amended IFRS 3 “Business Combinations” as part of the IASB’s annual improvements project published in 2010. The requirements of these amendments are as follows:

•	Contingent consideration arrangements arising from business combinations with acquisition dates preceding the application of IFRS 3 (as revised in 2008) are to be accounted for in accordance with the guidance in the previous version of IFRS 3 (as issued in 2004).

•	The choice of measuring non-controlling interests at fair value or at the proportionate share of the acquiree’s net assets applies only to instruments that represent present ownership interests and entitle their holders to a proportionate share of the net assets in the event of liquidation. All other components of non-controlling interest are measured at fair value unless another measurement basis is required by IFRS.

•	The application guidance in IFRS 3 applies to all share-based payment transactions that are part of a business combination, including un-replaced and voluntarily replaced share-based payment awards.

The amendments to IFRS 3 shall be applied for annual periods beginning on or after July 1, 2010. Earlier application is permitted. The amendments are not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2010, the IASB amended IAS 1 “Presentation of Financial Statements” as part of the IASB’s annual improvements project published in 2010. The amendment allows entities to present either in the statement of changes in equity or within the notes an analysis of the components of other comprehensive income by item. The amendment to IAS 1 shall be applied for annual periods beginning on or after 1 January 2011, with earlier application permitted. The amendment is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2010, the IASB amended IAS 27 “Consolidated and Separate Financial Statements” as part of the IASB’s annual improvements project published in 2010. The amendment clarifies that the consequential amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates”, IAS 28 “Investments in Associates” and IAS 31 “Interests in Joint Ventures” resulting from the 2008 revisions to IAS 27 are to be applied prospectively. The amendment to IAS 27 shall be applied for annual periods beginning on or after July 1, 2010, with earlier application permitted. The amendment is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2010, the IASB amended to IAS 34 “Interim Financial Reporting” as part of the IASB’s annual improvements project published in 2010. The amendment places greater emphasis on the disclosure principles involving significant events and transactions, including changes to fair value measurements, and the need to update relevant information from the most recent annual report. The amendment to IAS 34 shall be applied for annual periods beginning on or after January 1, 2011, with earlier application permitted. The amendment is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In October 2010, the IASB issued an amendment to IFRS 7 “Financial Instruments: Disclosures”. The amendment requires additional disclosures in respect of risk exposures arising from transferred financial assets. The amendment includes a requirement to disclose by class of asset the nature, carrying amount and a description of the risks and rewards of financial assets that have been transferred to another party yet remain on the entity’s statement of financial position. Disclosures are also required to enable a user to understand the amount of any associated liabilities, and the relationship between the financial assets and associated liabilities. The amendment to IFRS 7 shall be applied for annual periods beginning on or after 1 July 2011, with earlier

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

application permitted. The amendment is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

(d)	Standards, amendments and interpretations to existing standards that are not yet effective and not relevant to Group’s operations.

In November 2009, the IASB issued amendments to IAS 24 “Related Party Disclosures”. Until now, entities being controlled or significantly influenced by a government were required to disclose all transactions with other entities being controlled or significantly influenced by the same government. The amendments only require disclosures about individually or collectively significant transactions. The amendments to IAS 24 shall be applied retrospectively for annual periods beginning on or after January 1, 2011. The amendments are not expected to have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

In November 2009, the IASB issued “Prepayments of a Minimum Funding Requirement”, an amendment to IFRIC 14, which is an interpretation of IAS 19 “Employee Benefits”. The amendment applies under the limited circumstances that an entity is subject to minimum funding contributions and refers to voluntary prepayments meeting the requirements of such contributions. The amendment permits an entity to treat the benefit of such an early payment as an asset. The amendment has an effective date for mandatory adoption of January 1, 2011. Retrospective adoption is required. This amendment is not applicable for the Group.

In May 2010, the IASB amended IFRS 1 “First-time Adoption of International Financial Reporting Standards” as part of the IASB’s annual improvements project published in 2010. The amendments require that a first-time adopter that changes its accounting policies or its use of IFRS 1 exemptions after publishing a set of IAS 34 interim financial information should explain those changes and include the effects of such changes in its opening reconciliations within the first annual IFRS reporting. In addition, the exemption to use a ‘deemed cost’ arising from a revaluation triggered by an event such as a privatization that occurred at or before the date of transition to IFRS is extended to revaluations that occur during the period covered by the first IFRS financial statements. Finally, the amendments allow entities subject to rate regulation to use previous GAAP carrying amounts of property, plant and equipment or intangible assets as deemed cost on an item-by-item basis. The amendments to IFRS 1 shall be applied for annual periods beginning on or after January 1, 2011. Earlier application is permitted. This amendment is not applicable for the Group.

In May 2010, the IASB amended IFRIC 13 “Customer Loyalty Programs” as part of the IASB’s annual improvements project published in 2010. The amendment clarifies the meaning of the term “fair value” in the context of measuring award credits under customer loyalty programs. The amendment to IFRIC 13 shall be applied for annual periods beginning on or after January 1, 2011, with earlier application permitted. This amendment is not applicable for the Group.

2.2.	Seasonality of operations

Our business activities are inherently seasonal. We generally harvest and sell our grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in our Cattle and Dairy business segments, tend to be more stable. However, the raising of cattle and sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in our sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

significant variations in our results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

2.3.	Scope of consolidation

The consolidated interim financial statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. The consolidated interim financial statements also include the Group’s share of the after-tax results of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group accounts for acquisitions using the purchase method of accounting as prescribed by IFRS 3R. Consideration is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of consideration over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income under the line item “Excess of fair value of net assets acquired over cost” (negative goodwill). (See Note 30 for details).

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)	Transactions and non controlling interest

Non controlling interest is shown as a component of equity in the statement of financial position and the share of profit attributable to non controlling interest is shown as a component of profit or loss for the period in the consolidated statement of income.

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

(c)	Joint ventures

An entity is regarded as a joint venture if the Group has joint control over its operating and financial policies. Joint ventures are accounted for under the equity method where the Group’s statement of income includes its share of their profits and losses and the Group’s statement of financial position includes its share of their net assets.

Where the Group contributes a business, or other non-monetary assets for an interest in a subsidiary, joint venture or associate, such transactions are recorded so that the reduction in ownership of the business being contributed is accounted for as a disposal while the increased interest in the enlarged Group or new interest in the business contributed by other parties to the transaction is accounted for as an acquisition. Fair values are applied to those operations which are subject to the exchange and which have not previously been held within the Group. Any loss or gain resulting from the transaction is recorded in the statement of income.

2.4.	Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker. The Management Committee of the Group is responsible for measuring and steering the business success of the segments and is considered the chief operating decision maker within the meaning of IFRS 8.

2.5.	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated interim financial statements are presented in US dollars, which is the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

Foreign exchange gains and losses are presented in the statement of income within “Finance income” or “Finance cost”, as appropriate.

(c)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

•	income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.6.	Property, plant and equipment

Property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the period in which they are incurred.

Farmland is not depreciated. Depreciation on other assets is calculated using the straight-line method, to allocate their cost to their residual values over their estimated useful lives, as follows:

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (See Note 2.12).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the statement of income.

2.7.	Investment property

Investment property consists of farmland held to earn rentals or for capital appreciation and not used in production or for administrative purposes. Investment property is measured at cost less any impairment losses. Rental income from investment property is recorded in the Group’s net sales.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

2.8.	Leases

The Group classifies its leases at the inception as finance or operating leases. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included as “Borrowings” in the statement of financial position. The interest element of the finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

2.9.	Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is computed as the excess of the consideration over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date and is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” on the statement of financial position, whilst goodwill arising on the acquisition on joint ventures forms part of the carrying amount of the investments and tested for impairment as part of the overall balance.

Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (See Note 2.12).

2.10.	Negative goodwill

Negative goodwill represents the excess of fair value of the Group’s share of net asset of the acquired subsidiary over the consideration transferred. Negative goodwill is recognized as “Excess of fair value of net assets acquired over cost” in the statement of income. Prior to its recognition, the Company reassesses the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the consideration.

2.11.	Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and impairment losses. These intangible assets comprise trademarks and computer software and are amortized in the statement of income on a straight-line basis over their estimated useful lives estimated to be 10 to 20 years and 3 to 5 years, respectively (See also Note 2.29).

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

2.12.	Impairment of assets

Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. See Note 4 (c) for details.

Property, plant and equipment and finite lived intangible assets

At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

2.13.	Biological assets

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower and rice), sugarcane and coffee and livestock (growing herd and cattle for sale).

The Group distinguishes between consumable and bearer biological assets, and between mature and immature biological assets. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for the production of meat and/or livestock held for sale. “Bearer” biological assets are those assets capable of producing more than one harvest, for example sugarcane or livestock from which raw milk is produced. “Mature” biological assets are those that have attained harvestable specifications (for consumable biological assets) or are able to sustain regular harvests (for bearer biological assets). “Immature” biological assets are those assets other than mature biological assets.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets,

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

among others. Costs that are expensed as incurred include administration and other general overhead and unallocated production overhead, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value, when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise.

Where there is an active market for a biological asset or agricultural produce, quoted market prices in the most relevant market are used as a basis to determine the fair value. Otherwise, when there is no active market or market-determined prices are not available, fair value of biological assets is determined through the use of valuation techniques. Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of our agricultural produce at the point of harvest is generally derived from market determined prices. A general description of the determination of fair values based on the Company’s business segments follow:

•	Growing crops:

Growing crops, for which biological transformation is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets. Gains and losses arising from such measurements are included in the statement of income in the period in which they arise under the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.

The fair value of growing crops excluding sugarcane and coffee is measured based on a formula, which takes into consideration the estimated crop yields, estimated market prices and costs, and discount rates. Yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops to be obtained. The tons are then multiplied by a net cash flow determined as the actual crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

•	Growing herd and cattle:

Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. Gains and losses arising from animal growth and changes in livestock numbers are included in the statement of income in the period in which they arise, under the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”. The fair value of livestock is determined based on the actual selling prices less estimated point-of-sale costs on the markets where the Group operates.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

•	Coffee:

Coffee trees, for which biological transformation is not significant, are measured at cost, which approximates fair value. Expenditure on growing coffee trees includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

The fair value of coffee trees aged eighteen months and older (being the age at which coffee becomes marketable), is based on the market price of the estimated coffee volumes, net of harvesting and transportation costs and discounted at an appropriate factor. The coffee trees are accounted for as plantations and are generally felled after their optimum economic age for use has expired, generally 18 years. Coffee cultivation also considers the evaluation of fair values, based on the expectation of an eighteen-year production cycle, the first harvesting of which is made two years after planting. The prices are determined based on future quotations of the Brazilian and foreign capital markets. Revenues are generated by production per sack expected for each pivot. The cultivation cost considers own land, cultivation, treatment, harvesting cost and processing. These projections generate cash flows for each production year, which, after being adjusted to present value at the discount rate, are the basis to determine the fair value of coffee.

•	Sugarcane root:

The fair value of sugar cane root depends on the variety, location and maturity (being the age at which it becomes marketable), and is based on the sugar cane market price of the estimated sugar cane volume and estimated sucrose content, net of harvesting and transport costs. The sugar canes are accounted for as plantations and are generally felled after their optimum economic age for use has expired.

Sugar cane roots, for which biological transformation is not significant, are measured at cost, which approximates fair value. Expenditure on sugar cane roots includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Standing cane, after a point where biological transformation is significant, are measured at fair value. Fair value depends on variety, location and maturity (being the age at which it becomes marketable) and is based on average future sugar cane market price of estimated sugar cane volumes and sucrose contents, net of harvesting and transportation costs.

The fair value of standing cane is determined based on the average future market prices of sugar cane for each period based on published information, applied to the estimated sugar cane volumes, net of estimated costs, relating to treatment, harvesting, land lease and other expenses to be incurred to deliver the sugar cane to the industrial plant.

The fair value of sugar cane root cultivation considers the estimated revenue based on a projection of harvests, which will produce sugar, ethanol and energy, or raw sugar cane, which can be traded. The prices are based on the best estimated future profitability, considering the expected production for each type of cane per parcel of land, as well as on market information available at the time of each analysis and production mix of each company using cane as raw material. The cash flows are discounted at a discount rate, which reflects current market assessment of the time value of money and risks involved.

2.14.	Inventories

Inventories comprise of raw materials, finished goods (including harvested agricultural produce and manufactured goods) and others.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

Harvested agricultural produce (except for rice and milk) are perpetually measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

All other inventories (including rice and milk) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method.

2.15.	Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Financial assets are classified as current if realization within 12 months is expected. Otherwise, they are classified as non-current. For all periods presented, the Group’s financial assets at fair value through profit or loss comprise mainly derivative financial instruments.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the statement of financial position. The Group’s loans and receivables comprise “trade and other receivables” and “cash and cash equivalents” in the statement of financial position.

(c)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date — the date on which the Group commits to purchase or sell the asset. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of income within “Other operating income, net” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of income as part of “Other operating income, net” when the Group’s right to receive payments is established.

If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2.17.

(d)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.16.	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges. The fair values of commodity options are calculated using period-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

The Group manages exposures to financial and commodity risks using hedging instruments that provide the appropriate economic outcome. The principal hedging instruments used may include commodity future contracts, put and call options, foreign exchange forward contracts and interest rate swaps. The Group does not use derivative financial instruments for speculative purposes.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IAS 39, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Any derivatives that the Group holds to hedge these exposures are classified as “held for trading” and are shown in a separate line on the face of the statement of financial position. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on interest rate and foreign exchange rate derivatives are classified within “Financial results, net”.

2.17.	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables. An allowance for trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of income within selling expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of income.

2.18.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

2.19.	Trade payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.20.	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the date of the statement of financial position. Borrowing costs directly attributable to the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

2.21.	Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.22.	Current and deferred income tax

The Company is a limited liability company domiciled in Delaware, United States of America and elected to be treated as a partnership for United States federal income tax purposes. Accordingly, a provision for federal income taxes for the Company is not recorded in the Group’s consolidated financial statements. Taxable income or loss of the Company will be included in the income tax returns of the members.

Accordingly, the Group’s tax expense for the period comprises the charge for tax currently payable and deferred taxation attributable to the Group’s subsidiaries. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the date of the statement of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

2.23.	Revenue recognition

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle is measured at fair value with changes therein recognized in the statement of income as they arise. Harvested produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income. See Notes 2.13 and 2.14 for additional details.

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, coffee, ethanol, sugar, among others). Sales of manufacturing products are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts as applicable. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For export shipments, transfer occurs upon loading of the goods onto the relevant carrier.

The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

In December 2009, the Group began leasing owned farmland property to third parties under agreements that do not transfer substantially all the risks and rewards of ownership to lessees. The leased assets are included within investment property on the Group’s statement of financial position. Rental income is recognized on a straight-line basis over the period of the lease.

As from 2009, the Group is a party to a 10-year power agreement for the sale of electricity. The delivery period starts in May and ends in November of each year. Prices under the agreements are adjusted annually for inflation. In addition, as from 2010, the Group will deliver electricity under a 15-year contract which delivery period starts in April and ends in November of each year. Prices are adjusted annually for inflation. Revenue related to the sale of electricity is recorded based upon output delivered.

2.24.	Farmlands sales

The Group’s strategy is to profit from land appreciation value generated through the transformation of its productive capabilities. Therefore, the Group may seek to realize value from the sale of farmland assets and businesses.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

Farmland sales are not recognized until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred to the buyer the risk of ownership, and does not have a continuing involvement. Gains from “farmland sales” are included in the statement of income under the line item “Other operating income, net”.

2.25.	Earnings per member unit

Basic earnings per unit is calculated by dividing the profit for the period attributable to equity holders of the parent by the weighted average number of ordinary units in issue during the period. Diluted earnings per unit has been computed by applying the ‘treasury stock’ method, under which earnings per unit data is computed as if the options were exercised at the beginning of the period, or if later, on issue and as if the funds obtained thereby were used to purchase common stock.

2.26.	Dividend distribution

Dividend distribution to the Group’s members is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Management Committee.

2.27.	Equity-settled unit-based payments

The Group issues equity settled unit-based payments to certain directors, top management and employees. A fair value for the equity settled awards is measured at the date of grant. Management measures the fair value using the valuation technique that they consider to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.

2.28.	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the statement of financial position date are discounted to their present value.

2.29.	Research and development

Research phase expenditure is expense as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.

3.	Financial risk management

Risk management principles and processes

The Group’s activities are exposed to a variety of financial risks. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures.

The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Strategy Committee, which focuses on timely and appropriate management of risk. This Strategy Committee has overall accountability for the identification and management of risk across the Group.

The principal financial risks arising from financial instruments are raw material price risk, end-product price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

• Exchange rate risk

The Group’s cash flows, statement of income and statement of financial position are presented in US dollars and may be affected by fluctuations in exchange rates. Currency risks as defined by IFRS 7 arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.

A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. To date, transactions denominated in currencies other than the respective functional currencies are denominated in US dollars. There are significant monetary balances held by the Group companies at each period-end that are denominated in US dollars (non-functional currency).

The Group’s net financial position exposure to the US dollar is managed on a case-by-case basis, partly by hedging certain expected cash flows with foreign exchange derivative contracts.

The following table shows the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates as of September 30, 2010 and September 30, 2009. All amounts are shown in US dollars.

	September 30, 2010
	Functional Currency
Net Monetary Position	Argentine	Brazilian	Uruguayan
(Liability)/Asset	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	4,764	—	—	—	4,764
Brazilian Reais	—	(159,880)	—	—	(159,880)
US Dollar	(100,442)	(115,846)	(100)	2,311	(214,077)
Uruguayan Peso	—	—	618	—	618

Total	(95,678)	(275,726)	518	2,311	(368,575)

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

	September 30, 2009
	Functional Currency
Net Monetary Position	Argentine	Brazilian	Uruguayan
(Liability)/Asset	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	4,696	—	—	—	4,696
Brazilian Reais	—	(188,789)	—	—	(188,789)
US Dollar	(97,429)	973	1,175	49,764	(45,517)
Uruguayan Peso	—	—	(198)	—	(198)

Total	(92,733)	(187,816)	977	49,764	(229,808)

The Group’s analysis is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimates that, other factors being constant, a 10% devaluation (revaluation) of the respective functional currencies against the US dollar at September 30, 2010 and 2009 would (increase) or decrease Loss Before Income Tax for the nine-month periods ended September 30, 2010 and 2009, as described in the tables below:

September 30, 2010
Functional Currency
	Argentine	Brazilian	Uruguayan
Net Monetary Position	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(10,044)	(11,585)	(10)	n/a	(21,639)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Before Income Tax	(10,044)	(11,585)	(10)	—	(21,639)

September 30, 2009
Functional Currency
	Argentine	Brazilian	Uruguayan
Net Monetary Position	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(9,743)	97	118	n/a	(9,528)
Uruguayan Peso	—	—	n/a	—

(Increase) or decrease in (Loss) Before Income Tax	(9,743)	97	118	—	(9,528)

•	Raw material price risk

Inflation in raw materials costs and in the costs of goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The Group estimates that, for the periods ended September 30, 2010 and 2009, other factors being constant, a 5% increase (or decrease) in prices of raw materials would (increase) or decrease Loss Before Income Tax by approximately (US$1,330) and (US$1,414), respectively.

•	End-product price risk

Prices for commodities products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group’s commercial team combines different actions to minimize downside risk. A percentage of crops are to be sold during and post harvest period. The Group manages minimum and maximum prices for each commodity and the aim is to pick the best spot to sell. End-product price risks are hedged if economically viable and possible. A movement in end-product prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the statement of income. The Group uses a variety of commodity-based derivative instruments to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop future contracts, but also includes occasionally put and call options.

Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales are not financial instruments within the scope of IFRS 7 disclosure requirements.

The Group estimates that, for the periods ended September 30, 2010 and 2009, other factors being constant, and a 5% increase (or decrease) in prices of the Group’s end products would (increase) or decrease Loss Before Income Tax by approximately (US$2,466) and (USD 1,931), respectively.

•	Liquidity risk

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Group’s cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The table below analyses the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

	Less than	Between	Between 2	Over
At 30 September 2010	1 Year	1 and 2 Years	and 5 Years	5 Years	Total

Trade and other payables	53,524	6,437	1,584	2,371	63,916
Borrowings (excluding finance lease liabilities)	137,388	124,895	136,332	4,046	402,661
Finance leases	470	88	—	—	558
Derivative financial instruments	3,682	—	—	—	3,682

Total	195,064	131,420	137,916	6,417	470,817

	Less than	Between	Between 2	Over
At 31 December 2009	1 Year	1 and 2 Years	and 5 Years	5 Years	Total

Trade and other payables	53,161	5,145	—	—	58,306
Borrowings (excluding finance lease liabilities)	102,970	135,403	60,632	6,856	305,861
Finance leases	677	243	—	—	920
Derivative financial instruments	12,607	280	—	—	12,887

Total	169,415	141,071	60,632	6,856	377,974

•	Interest rate risk

The Group’s financing costs may be significantly affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in short-term, highly liquid investments that are readily convertible to known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group’s borrowings is set out in Note 19.

The Group occasionally manages its cash flow interest rate risk exposure by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Occasionally, the Group may enter into fixed-to-floating interest rate swaps to hedge the fair value interest rate risk arising where it has borrowed at fixed rates. The Group’s borrowings at variable rate were primarily US dollar or Brazilian Reais denominated.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases).

The analysis for the nine — month period ended September 30, 2010 is as follows (all amounts are shown in US dollars):

	September 30, 2010
	Functional Currency
	Argentine	Brazilian	Uruguayan
Rate per Currency Denomination	Peso	Reais	Peso	Total

Fixed rate:
Argentine Peso	3,773	—	—	3,773
Brazilian Reais	—	62,502	—	62,502
US Dollar	49,579	8,386	—	57,965

Subtotal Fixed-rate borrowings	53,352	70,888	—	124,240

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	111,976	—	111,976
US Dollar	50,376	115,861	208	166,445

Subtotal Variable-rate borrowings	50,376	227,837	208	278,421

Total borrowings as per analysis	103,728	298,725	208	402,661

Finance leases	187	371	—	558

Total borrowings at September 30, 2010	103,915	299,096	208	403,219

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The analysis for the nine month period ended September 30, 2009 is as follows (all amounts are shown in US dollars):

	September 30, 2009
	Functional Currency
	Argentine	Brazilian	Uruguayan
Rate per Currency Denomination	Peso	Reais	Peso	Total

Fixed rate:
Argentine Peso	234	—	—	234
Brazilian Reais	—	6,082	—	6,082
US Dollar	54,620	—	—	54,620
Uruguayan Peso	—	—	—	—

Subtotal Fixed-rate borrowings	54,854	6,082	—	60,936

Variable rate:
Argentine Peso	50	—	—	50
Brazilian Reais	—	135,385	—	135,385
US Dollar	49,444	59,387	—	108,831

Subtotal Variable-rate borrowings	49,493	194,772	—	244,266

Total borrowings as per analysis	104,347	200,854		305,202

Finance leases	262	498	—	759

Total borrowings as per statement of financial position	104,609	201,352	—	305,962

At September 30, 2010 and 2009, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Loss Before Income Tax for the period would (increase) or decrease as follows:

	September 30, 2010
	Functional Currency
	Argentine	Brazilian	Uruguayan
Rate per Currency Denomination	Peso	Reais	Peso	Total

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	1,120	—	1,120
US Dollar	504	1,159	2	1,665

Total effects on Loss Before Income Tax	504	2,279	2	2,785

	September 30, 2009
	Functional Currency
	Argentine	Brazilian	Uruguayan
Rate per Currency Denomination	Peso	Reais	Peso	Total

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	1,354	—	1,354
US Dollar	494	594	—	1,088

Total effects on Loss Before Income Tax	494	1,948	—	2,443

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the date of the statement of financial position and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The 100 basis point increase or decrease represents management’s assessment of a reasonable possible change in those interest rates, which have the most impact on the Group, specifically the United States and Brazilian rates over the period until the next annual statement of financial position date.

• Credit risk

The Group’s exposure to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group. The current credit crisis could also lead to the failure of companies in the sector, potentially including customers, partners, contractors and suppliers.

The Group is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits (no individual trading counterparty has a credit limit higher to US$1.5 million).

The Group sells manufactured products, agricultural products and offers services to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. More than 79% of the Group’s sales of crops are exported through 6 well-known exporters with good quality standing. Sales of cattle and dairy products are well dispersed. Sales of ethanol are concentrated with 10 external customers of which 4 amount for more than two-thirds of sales. Approximately 85% of the Group’s sales of sugar relate to “cristal sugar” and are concentrated with a few customers. The remaining 15% of sugar sales relate to “Very High Polarization or VHP sugar” and are well dispersed among several customers. Energy sales are non-significant and involve a small amount of external customers.

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 12 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 12.

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 14.

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

transactions with high-credit-quality counterparties and, by policy, limit the amount of credit exposure to any one counterparty based on an analysis of that counterparty’s relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations with that counterparty.

Similarly, transactions involving derivative financial instruments are with counterparties with high credit ratings (See Note 11 for details). Management does not expect any counterparty to fail to meet its obligations.

• Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for members and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to members, return capital to members, issue new units or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the period ended September 30, 2010, the Group’s strategy, which was unchanged from 2009, was to maintain the gearing ratio within 0.18 to 0.40, as follows:

	September 30,	December 31,
	2010	2009

Total Debt	403,219	306,781
Total Equity	672,110	757,156

Total Capital	1,075,329	1,063,937

Gearing Ratio	0.37	0.29

• Derivative financial instruments

As part of its business operations, the Group uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. As part of this strategy, the Group may enter into (i) interest rate derivatives to manage the composition of floating and fixed rate debt; (ii) currency derivatives to hedge certain foreign currency cash flows and to adjust the currency composition of its assets and liabilities; and (iii) crop future contracts and put and call options to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Group’s contracts generally are large institutions with credit ratings equal to or higher than the Group’s. The Group continually monitors the credit rating of such counterparties and seeks to limit its financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Group’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Group’s obligations to the counterparties.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

Non-hedging derivatives are classified as current when realization within 12 months is expected. Otherwise they are classified as non-current, although any portion that is expected to be realized within 12 months of the date of the statement of financial position is presented as current.

The following table shows the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

• Futures

As of September 30, 2010

	September 30, 2010
			Market
		Notional	Value Asset/
Type of Derivative Contract	Tons	Amount	(Liability)	(Loss)/Gain

Futures:
Sale
Corn	4,500	133	(58)	(58)
Wheat	6,300	179	9	9
Soybean	24,600	241	(682)	(682)
Coffee	1,854	7,905	(447)	(447)

Total	37,254	8,458	(1,178)	(1,178)

As of December 31, 2009

	December 31, 2009
			Market
		Notional	Value Asset/
Type of Derivative Contract	Tons	Amount	(Liability)	(Loss)/Gain

Futures:
Sale
Corn	26.8	3,835	(19)	(19)
Soybean	20.1	4,740	(184)	(184)
Sugar	92.2	42,283	(11,712)	(11,712)
Coffee	0.5	16	99	99

Total	139.6	50,874	(11,816)	(11,816)

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

•	Floating-to-fixed interest rate swaps

In January 2009, the Group entered into a floating-to-fixed interest rate swap to hedge against the variability of the cash flows of the Tranche B facility entered into with the IDB. Tranche B of the IDB facility comprises a five-year US$48.2 million loan bearing interest at 180-day LIBOR plus 4.75% per annum. (See Note 19 for additional details). The Group’s exposure to interest rate changes through the Tranche B loan has been fully hedged through the use of an amortizing interest rate swap. This hedging arrangement will fully offset any additional interest rate expense incurred as a result of increases in interest rates. The notional amount of the agreement was US$48.2 million. This swap agreement expires in November 15, 2013. The

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

Group did not apply hedge accounting to this agreement. As of September 30, 2010 and 2009, the Group recorded a liability of US$0.9 million and US$0.2 million respectively, the estimated fair value of the swap at those dates.

Additionally, in September 2010, Angélica and UMA, two Brazilian subsidiaries, entered into an interest rate swap seeking a more favorable position in its finance transactions. Angélica denominated facility with Banco Pine comprises a 2 years US$6.0 million loan bearing local interest rate at 11.25% per annum. This position is hedged against local CDI float rate. UMA US dollar denominated facility with HSBC Bank comprises a 2 years US$7.0 million loan bearing exchange variation plus 7.30% per annum. This position is hedged against 99.80% of local CDI float rate. These swap agreements expire in August 2012. The Group did not apply hedge accounting to these agreements. As of September 30, 2010, the Group recorded liabilities of US$0.02 million and US$0.8 million, the estimated fair value at that date of the swap of Angélica and UMA, respectively.

The Group evaluated the impact on interest expense for the period considering an immediate 100 basis point change in interest rates. For the nine month periods ended September 30, 2010 and 2009, a 100 basis point increase/decrease in interest rates would result in an increase/decrease in interest expense of US$0.6 million and US$1.05 million, respectively.

The Group evaluated the impact on the interest rate swaps’ fair value considering an immediate 100 basis point change in interest rates. A 100 basis point increase/decrease in interest rates would result in an approximate US$0.7 million increase/decrease in the fair value of interest rate swaps. The fair value of the swap has been calculated using a discounted cash flow analysis.

4.	Critical accounting estimates and judgments

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

(a)	Group’s financial positions, results of operations and cash flows

The Group’s loss from operations before financing and taxation increased from US$14.2 million in September 30, 2009 to US$99.4 million at September 30, 2010 primarily due to the impact of a loss on initial recognition and changes in fair value of biological assets and agricultural produce in the sugar, ethanol and energy segment at September 30, 2010 for a total amount of US$109.8 million as compared to a gain of US$30.0 million at September 30, 2009 mainly due to lower market price estimates used in the sugar cane model as a result of a decrease in international sugar market prices, which increased loss in US$47.5 million for the nine-month period ended at September 30, 2010. This higher operating loss was partially offset by better yields obtained in the crops segment during the nine-month period ended September 30, 2010, which increased the gain on initial recognition and changes in fair value of biological assets and agricultural produce

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

in that segment from US$0.7 million at September 30, 2009 to US$23.4 million at September 30, 2010, as last nine-month period results were significantly impacted by extreme and unusual weather conditions both in Argentina and Brazil which affected the operations and crop yields. The Group posted a higher loss for the period ended September 30, 2010 of US$89.5 million as compared to a loss of US$17.8 million at September 30, 2009 primarily as a result of higher losses from operations totaling US$85.2 million due to the facts described above and higher financial losses totaling US$4.7 million mainly due to higher net interest expenses as a result of a higher indebtedness to fund additional investments in the sugar, ethanol and energy cluster in Brazil, partly offset by higher income tax benefit as a result of recognition of deferred tax assets.

In 2010, the Group’s gross profit margin from manufacturing activities was positively impacted by the increased operational capacity of sugar cane milling in Angélica and UMA mills during the nine-month period ended September 30, 2010, as compared to the 2009 nine-month period which was significantly affected by the start-up operations of its main subsidiaries in Brazil. During 2010 Angelica mill gradually reached its full operational capacity.

The net working capital position as of September 30, 2010 totaled a net asset position of US$65.7 million, compared to a net asset position of US$108.8 million as of December 31, 2009, mainly as a result of the decrease in cash and cash equivalents and in biological assets and an increase in short-term borrowings, partially offset by increases in inventories. Net cash flows used in operating activities decreased to US$27.1 million from US$80.9 million, reflecting the fact that the Group still has working capital requirements due to the growth strategy mainly in the sugar, ethanol and energy segment, which is reflected in increased inventory levels, from US$57.9 at December 31, 2009 to US$87.7 million at September 30, 2010. Management considers that cash flow from operations will be positive in 2011, once Angelica sugar mill will be crushing at full operational capacity throughout the year, which was not the case during the first semester in 2010.

Net cash flows used in investing activities was US$77.5 million in 2010 period compared to US$55.8 million in 2009. Net cash outflows used in investing activities reflects the ongoing investment plans mainly in the Sugar cluster, in Brazil. Cash generated from financing activities in the period ended September 30, 2010 were mainly generated by long-term debt obtained from Deutsche bank and Banco do Brazil for a total amount of approximately US$78.0 million, as compared to US$142.9 million in capital contributions and long-term borrowings for the period ended September 30, 2009.

Cash and cash equivalents decreased in September 30, 2010 to US$60.6 million from US$74.8 million in December 31, 2009. The Group mainly financed its operations and working capital needs through long-term borrowings. Capital contributions totaled US$69.1 million in 2009 as compared to nil in the period ended at September 30, 2010. The Group maintained available credit lines to finance Group’s operations throughout 2010 and 2011.

The Group believes that its current levels of cash and cash equivalents and cash flows from operations, combined with the net proceeds from the proposed public offering and future indebtedness in the form of bank loans and / or offerings of debt, with its operating cash flow as a supplemental source of funding, will be sufficient to meet its anticipated cash needs for at least the next 12 months. The Group may need additional cash resources in the future to continue its investment plan. If the Group ever determines that its cash requirements exceed its amounts of cash and cash equivalents on hand, it may seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

(b)	Business combinations — purchase price allocation

Accounting for business combinations requires the allocation of the Group’s purchase price to the various assets and liabilities of the acquired business at their respective fair values. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

(c)	Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. As of the acquisition date, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmland businesses may be used for different activities that may generate independent cash flows. When farmland businesses are used for single activities (i.e. crops), these are considered as one CGU. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs.

Based on these criteria, management identified a total amount of thirty-seven CGUs.

For the nine-month period ended September 30, 2010, and due mainly to the operating losses from continuing operations suffered during those periods in the Coffee and Sugar, ethanol and energy segments, the Group tested for impairment all CGUs related to these segments.

The Group identified 5 CGUs in Brazil related to the Coffee and Sugar, ethanol and energy segments. The Group tested all CGUs in Brazil based on a value-in-use model. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2010

Financial projections	Covers 8 years for Ivinhema Covers 4 years for all others
Yield average growth rates	1-3%
Future pricing increases	2% per annum
Future cost increases	2% per annum
Discount rates	9.7%
Perpetuity rate	2.5%

Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 3 CGUs in Brazil related to the Coffee and Sugar, ethanol and energy segments, where goodwill was allocated as of September 30, 2010 and the corresponding amount of goodwill allocated to each one:

September 30,
CGU/Operating Segment	2010

Ivinhema/Sugar, ethanol and energy	9,373
UMA/Sugar, ethanol and energy	3,516
Alfenas/Coffee	1,097

Closing net book amount of goodwill allocated to CGUs (Note 8)	13,986

Closing net book amount of PPE items and other assets	87,800

Total assets allocated to 3 CGUs	101,786

The remaining 2 CGUs in Brazil related to the Coffee and Sugar, ethanol and energy segments without allocated goodwill are not detailed here for simplicity purposes. Property, plant and equipment and finite-life intangible assets allocated to these 2 CGUs have an aggregated net book value of US$381,490 as of September 30, 2010.

Based on the testing above, the Group determined that none of the CGUs where value-in-use was applied were impaired as of September 30, 2010.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

(d)	Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 2.13. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value.

The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted. During the year ended December 31, 2009, the Group made no changes to the models and assumptions. During the nine months ended September 30, 2010, new information has been gained and accordingly the Group introduced an adjustment to the valuation model for sugarcane. Projected revenues are now calculated based on the average of daily prices for sugar future contracts (Sugar #11 ICE- NY contract) during the six-month period ended at period end rather than the single price for sugar future contracts at year end used during 2009. The Group determined that the use of 6-month average of daily prices of future contracts was a more appropriate estimate for price inputs in the valuation model than the single price for sugar future contracts at period-end, as it would mitigate any additional variability that a single-day price may have on the sugarcane valuation model and was necessary to properly measure the fair value of the related biological assets given changes in market conditions in 2010. The effect of this change in the valuation model recognized in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” was an increase in the loss before income tax for US$47.5 million for the nine-month period ended September 30, 2010.

(e)	Fair value of derivatives and other financial instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of commodity options are calculated using period-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

(f)	Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not discounted. In assessing the realizability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. (See Note 20 for details).

(g)	Allowance for trade receivables

Management maintains an allowance for trade receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for trade receivables, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

5.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the chief operating decision maker for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ is further comprised of five reportable segments:

•	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group’s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

•	The Group’s ‘Dairy’ Segment consists of the production of raw milk, which is processed into manufactured products and marketed through the Group’s joint venture La Lácteo;

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

•	The Group’s ‘Coffee’ Segment consists of cultivating coffee beans and marketing own and third party’s coffee production;

•	The Group’s ‘Cattle’ Segment consists of purchasing and fattening of beef cattle for sale to meat processors and local livestock auction markets. In December 2009, the Group strategically decided to sell a significant amount of heads of cattle from owned farmlands to Quickfood S.A., an international third party meat processor. Additionally, the contract provides for the third party to lease the Group’s farmland under an operating lease agreement to raise and fatten the purchased cattle. As required by the Antitrust Law, the Group reported this transaction to the Argentine Antitrust Commission for formal approval. As of the date of these consolidated interim financial statements, the authorization is still pending. The Group does not have any evidence which may indicate this transaction will not be formally approved.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses for which the Group generally closes a deal for a price lower than the land’s fair value (generating gains); and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

Segment analysis for the nine-month period ended September 30, 2010

	Farming						Sugar,
						Farming	Ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	Transformation	Corporate	Total

Sales of manufactured products and services rendered	211	43,694	—	2,709	2,748	49,362	124,555	—	—	173,917
Cost of manufactured products sold and services rendered	—	(38,783)	—	(2,546)	—	(41,329)	(95,840)	—	—	(137,169)

Gross Profit from Manufacturing Activities	211	4,911	—	163	2,748	8,033	28,715	—	—	36,748

Sales of agricultural produce and biological assets	89,797	1,742	10,043	1,959	1,379	104,920	49	—	—	104,969
Cost of agricultural produce sold and direct agricultural selling expenses	(89,797)	(1,742)	(10,043)	(1,959)	(1,379)	(104,920)	(49)	—	—	(104,969)
Initial recognition and changes in fair value of biological assets and agricultural produce	23,390	2,571	6,795	(513)	552	32,795	(109,762)	—	—	(76,967)
Gain from changes in net realizable value of agricultural produce after harvest	6,287	—	—	1,024	—	7,311	—	—	—	7,311

Gross Profit/(Loss) from Agricultural Activities	29,677	2,571	6,795	511	552	40,106	(109,762)	—	—	(69,656)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	29,888	7,482	6,795	674	3,300	48,139	(81,047)	—	—	(32,908)

General and administrative expenses	(4,544)	(2,571)	(2,087)	(499)	(370)	(10,071)	(15,031)	—	(16,471)	(41,573)
Selling expenses	(1,246)	(5,989)	(245)	(559)	(163)	(8,202)	(24,634)	—	—	(32,836)
Other operating income, net	(326)	152	—	(570)	76	(668)	7,968	—	822	8,122
Share of loss of joint ventures	—	—	(220)	—	—	(220)	—	—	—	(220)

Profit/(Loss) from Operations Before Financing and Taxation	23,772	(926)	4,243	(954)	2,843	28,978	(112,744)	—	(15,649)	(99,415)

Depreciation and amortization	1,073	1,505	274	160	307	3,319	22,382	—	—	25,701
Initial recognition and changes in fair value of biological assets (unrealized)	4,815	1,583	2,974	(884)	343	8,831	(117,120)	—	—	(108,289)
Initial recognition and changes in fair value of agricultural produce (unrealized)	—	—	—	261	—	261	1,764	—	—	2,025
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	18,575	988	3,821	110	209	23,703	5,594	—	—	29,297
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	2,739	—	—	268	—	3,007	—	—	—	3,007
Gain from changes in net realizable value of agricultural produce after harvest (realized)	3,548	—	—	756	—	4,304	—	—	—	4,304
Property, plant and equipment, net	215,745	43,327	4,201	24,665	18,855	306,793	444,625	—	—	751,418
Investment property	—	—	—	—	28,299	28,299	—	—	—	28,299
Goodwill	13.261	—	—	1,096	—	14,357	12,888	—	—	27,245
Biological assets	12,688	4,525	7,060	22,755	691	47,719	76,916	—	—	124,635
Investment in joint ventures	—	—	6,124	—	—	6,124	—	—	—	6,124
Inventories	22,543	16,370	956	4,450	15	44,334	43,384	—	—	87,718

Total segment assets	264.237	64,222	18,341	52,966	47,860	447,626	577,813	—	—	1,025,439

Borrowings	53,759	41,566	10,391	17,497	—	123,213	280,006	—	—	403,219

Total segment liabilities	53,759	41,566	10,391	17,497	—	123,213	280,006	—	—	403,219

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

Segment analysis for the nine-month period ended September 30, 2009

	Farming						Sugar,
						Farming	Ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	Transformation	Corporate	Total

Sales of manufactured products and services rendered	7,893	53,375	752	4,775	—	66,795	58,509	—	—	125,304
Cost of manufactured products sold and services rendered	(4,969)	(39,053)	(612)	(4,137)	—	(48,771)	(57,636)	—	—	(106,407)

Gross Profit from Manufacturing Activities	2,924	14,322	140	638	—	18,024	873	—	—	18,897

Sales of agricultural produce and biological assets	61,362	1,120	8,420	3,816	10,017	84,735	92	—	—	84,827
Cost of agricultural produce sold and direct agricultural selling expenses	(61,362)	(1,120)	(8,420)	(3,816)	(10,017)	(84,735)	(92)	—	—	(84,827)
Initial recognition and changes in fair value of biological assets and agricultural produce	683	5,398	1,788	(12,469)	278	(4,322)	30,046	—	—	25,724
Gain from changes in net realizable value of agricultural produce after harvest	7,671	(19)	—	731	—	8,383	—	—	—	8,383

Gross Profit/(Loss) from Agricultural Activities	8,354	5,379	1,788	(11,738)	278	4,061	30,046	—	—	34,107

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	11,278	19,701	1,928	(11,100)	278	22,085	30,919	—	—	53,004

General and administrative expenses	(4,706)	(2,161)	(1,820)	(1,850)	(2,269)	(12,806)	(11,978)	—	(16,996)	(41,780)
Selling expenses	(1,367)	(7,132)	(601)	(1,068)	(561)	(10,729)	(9,874)	—	—	(20,603)
Other operating income, net	4,692	(55)	15	1,133	387	6,172	(10,610)	—	(124)	(4,562)
Share of loss of joint ventures	—	—	(306)	—	—	(306)	—	—	—	(306)

Profit/(Loss) from Operations Before Financing and Taxation	9,897	10,353	(784)	(12,885)	(2,165)	4,416	(1,543)	—	(17,120)	(14,247)

Depreciation and amortization	1,068	1,225	310	651	263	3,517	13,929	—	—	17,446
Initial recognition and changes in fair value of biological assets (unrealized)	641	1,718	(109)	(9,200)	197	(6,753)	36,186	—	—	29,433
Initial recognition and changes in fair value of agricultural produce (unrealized)	—	—	—	(2,295)	—	(2,295)	(1,046)	—	—	(3,341)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	42	3,680	1,897	(974)	81	4,726	(5,094)	—	—	(368)
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	55	—	—	587	—	642	—	—	—	642
Gain from changes in net realizable value of agricultural produce after harvest (realized)	7,616	(19)	—	144	—	7,741	—	—	—	7,741
As of December 31, 2009:
Property, plant and equipment, net	248,594	31,282	10,652	2,680	767	293,975	388,903	—	—	682,878
Investment property	—	—	—	—	21,246	21,246	—	—	—	21,246
Goodwill	6,110	—	—	1,067	237	7,414	12,539	—	—	19,953
Biological assets	27,467	11,524	4,313	21,634	815	65,753	164,701	—	—	230,454
Investment in joint ventures	—	—	6,506	—	—	6,506	—	—	—	6,506
Inventories	23,832	9,460	1,086	1,992	716	37,086	20,816	—	—	57,902

Total segment assets	306,003	52,266	22,557	27,373	23,781	431,980	586,959	—	—	1,018,939

Borrowings	63,893	39,850	9,963	3,493	—	117,199	189,582	—	—	306,781

Total segment liabilities	63,893	39,850	9,963	3,493	—	117,199	189,582	—	—	306,781

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

Total segment assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	September 30,	December 31,
	2010	2009

Total reportable assets as per Segment Information	1,025,439	1,018,939
Intangible assets (excluding goodwill)	1,271	1,906
Deferred income tax assets	64,801	45,113
Trade and other receivables	126,328	126,328
Other assets	25	34
Derivative financial instruments	1,428	99
Cash and cash equivalents	60,621	74,806

Total assets as per the Statement of Financial Position	1,279,914	1,269,174

Total segment liabilities are measured in a manner consistent with that of the consolidated financial statements. These liabilities are allocated based on the operations of the segment.

Total reportable segments’ liabilities are reconciled to total liabilities as per the statement of financial position as follows:

	September 30,	December 31,
	2010	2009

Total reportable liabilities as per Segment Information	403,219	306,781
Trade and other payables	78,322	68,920
Deferred income tax liabilities	97,404	107,045
Payroll and social liabilities	18,451	11,185
Provisions for other liabilities	4,082	4,978
Current income tax liabilities	2,644	222
Derivative financial instruments	3,682	12,887

Total liabilities as per the Statement of Financial Position	607,804	512,018

The Group’s non-current assets and net revenue and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil and Uruguay. Non-current assets are allocated to the regions according to the location of the assets in question. Non-current assets encompass intangible assets; property, plant and equipment; investments accounted for using the equity method as well as other non-current assets. Net revenue and fair value gains and losses are allocated according to the location of the respective operations.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

As of and for the nine-month period ended September 30, 2010:

	Argentina	Brazil	Uruguay	Total

Property, plant and equipment	237,587	490,676	23,155	751,418
Investment property	28,299	—	—	28,299
Intangible assets	221	1,050	—	1,272
Goodwill	27,245	—	—	27,245
Investment in joint ventures	6,124	—	—	6,124
Non-current portion of biological assets	7,099	78,345	—	85,445
Initial recognition and changes in fair value of biological assets and agricultural produce	(30,126)	(108,072)	(979)	(76,967)
Changes in net realizable value of agricultural produce after harvest	7,277	234	(200)	7,311
Sales of manufactured products sold and services rendered	45,950	127,967	—	173,917
Sales of agricultural produce and biological assets	88,537	12,156	4,276	104,969

The Group’s non-current assets as of December 31, 2009 and net revenue and fair value gains and losses for the nine — month period ended September 30, 2009 are as follows:

	Argentina	Brazil	Uruguay	Total

As of December 31, 2009
Property, plant and equipment	228,723	430,175	23,980	682,878
Investment property	21,246	—	—	21,246
Intangible assets	243	1,663	—	1,906
Goodwill	6,347	13,606	—	19,953
Investment in joint ventures	6,506	—	—	6,506
Non-current portion of biological assets	4,379	165,968	—	170,347
For the nine — month period ended September 30, 2009
Initial recognition and changes in fair value of biological assets and agricultural produce	6,795	17,005	1,924	25,724
Changes in net realizable value of agricultural produce after harvest	5,369	2,279	736	8,383
Sales of manufactured products sold and services rendered	53,392	71,912	—	125,304
Sales of agricultural produce and biological assets	62,470	18,323	4,034	84,827

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the nine-month periods ended September 30, 2010 and 2009 were as follows:

				Machinery,
				Equipment,
		Farmland	Buildings	Furniture	Computer		Work in
	Farmlands	Improvements	and Facilities	and Fittings	Equipment	Vehicles	Progress	Total

Nine-month period ended September 30, 2009
Opening net book amount	320,479	863	70,346	109,761	871	1,024	68,075	571,419
Exchange differences	(1,650)	(28)	14,000	32,769	236	(78)	19,390	64,639
Additions	1,810	63	4,043	24,631	308	516	33,105	64,476
Transfers	—	—	15,079	34,565	102	—	(49,746)	—
Disposals	(2,766)	—	(56)	(2,849)	(2)	(107)	—	(5,780)
Reclassification to non-income tax credits(*)	—	—	—	(4,884)	—	—	—	(4,884)
Depreciation charge (Note 24)	—	—	(3,457)	(13,333)	(200)	(241)	—	(17,231)

Closing net book amount	317,873	898	99,955	180,660	1,315	1,114	70,824	672,639

At September 30, 2009
Cost	317,873	3,523	117,620	232,853	2,008	2,595	70,824	747,296
Accumulated depreciation	—	(2,625)	(17,665)	(52,193)	(693)	(1,481)	—	(74,657)

Net book amount	317,873	898	99,955	180,660	1,315	1,114	70,824	672,639

Nine-month period ended September 30, 2010
Opening net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878
Exchange differences	(5,741)	(25)	715	3,534	19	(39)	2,504	967
Additions	299	—	709	23,500	277	292	60,869	85,946
Acquisition of subsidiary (Note 30)	13,666	—	375	33	—	1	—	14,075
Transfers	—	153	59,098	64,222	33	—	(123,506)	—
Disposals	—	(153)	(235)	(323)	(32)	(103)	—	(846)
Reclassification to non-income tax credits(*)	—	—	—	—	—	—	(6,167)	(6,167)
Depreciation charge (Note 24)	—	(149)	(5,556)	(19,237)	(302)	(191)	—	(25,435)

Closing net book amount	308,096	260	157,760	242,377	1,377	1,022	40,526	751,418

At September 30, 2010
Cost	308,096	3,061	183,306	324,136	2,502	2,711	40,526	864,338
Accumulated depreciation	—	(2,801)	(25,546)	(81,759)	(1,125)	(1,689)	—	(112,920)

Net book amount	308,096	260	157,760	242,377	1,377	1,022	40,526	751,418

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. The procedure adopted initially was to recognize such credits proportionally to the depreciation of these fixed assets on a monthly basis. During 2009, the Group elected to change the procedure to recognize these federal tax credits separately when the assets is purchased and, as permitted, the tax credits already “embedded” within the cost of the assets were reclassified to tax credit (See Note 12).

An amount of US$20,048 and US$12,804 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the nine-month periods ended September 30, 2010 and 2009, respectively. An amount of US$5,387 and US$4,427 of depreciation charges are included in “General and administrative expenses” for the nine-month periods ended September 30, 2010 and 2009, respectively.

As of September 30, 2010, borrowing costs of US$4,044 (September 30, 2009: US$2,780) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$342,841 as of September 30, 2010.

Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on assets held under finance leases is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the statement of income as a financing charge. Assets under finance leases comprise vehicles, machinery and equipment. All other leases are treated as operating leases and the relevant annual rentals are charged to the statement of income as incurred. (See Note 29).

7.	Investment property

Changes in the Group’s investment property in the nine-month periods ended September 30, 2010 and 2009 were as follows:

	September 30,	September 30,
	2010	2009

At January 1	21,246	—
Acquisition of subsidiary (Note 30)	7,935	—
Exchange differences	(882)	—

At September 30 year	28,299	—

The following amounts have been recognized in the statement of income:

	September 30,	September 30,
	2010	2009

Rental income	2,748	—

As of September 30, 2010, the fair value of investment property is US$103.1 million.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

8.	Intangible assets

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2010 and 2009 were as follows:

	Goodwill	Trademarks	Software	Total

Nine-month period ended September 30, 2009
Opening net book amount	16,621	1,276	211	18,108
Exchange differences	3,040	358	75	3,473
Additions	—	223	154	377
Amortization charge(i) (Note 24)	—	(137)	(78)	(215)

Closing net book amount	19,661	1,720	362	21,743

At September 30, 2009
Cost	19,661	2,337	598	22,596
Accumulated amortization	—	(617)	(236)	(853)

Net book amount	19,661	1,720	362	21,743

Nine-month period ended September 30, 2010
Opening net book amount	19,953	1,556	350	21,859
Exchange differences	269	(201)	10	78
Additions	—	—	30	30
Acquisition of subsidiary (Note 30)	7,023	—	—	7,023
Disposals	—	(207)	—	(207)
Amortization charge(i) (Note 24)	—	(160)	(106)	(266)

Closing net book amount	27,245	988	284	28,517

At September 30, 2010
Cost	27,245	1,824	649	29,718
Accumulated amortization	—	(836)	(365)	(1,201)

Net book amount	27,245	988	284	28,517

(i)	For the nine-month period ended September 30, 2010 an amount of US$106 and US$160 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

(i)	For the nine-month period ended September 30, 2009 an amount of US$78 and US$137 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of December 31, 2009, except for goodwill related to the Coffee and Sugar, ethanol and energy segments, which was tested as of September 30, 2010. (See Note 4 (c)).

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

9.	Biological assets

Changes in the Group’s biological assets for the nine-month periods ended September 30, 2010 and 2009, and for the year ended December 31, 2009 were as follows:

	September 30,	December 31,	September 30,
	2010	2009	2009

Beginning of the period	230,454	125,948	125,948
Increase due to purchases	681	296	65
Disposal of subsidiary	—	(86)	—
Initial recognition and changes in fair value of biological assets(i)	(76,967)	71,668	25,724
Decrease due to harvest	(183,427)	(84,990)	(82,513)
Decrease due to sales	(2,084)	(37,014)	(9,907)
Costs incurred during the period	157,279	136,625	112,774
Exchange differences	(1,301)	18,007	16,268

End of the period	124,635	230,454	188,359

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee and cattle) generated ‘Initial recognition and changes in fair value of biological assets’ amounting to US$(102,927) for the nine-month period ended September 30, 2010 (2009: US$19,643). In 2010, an amount of US$(84,482) (2009: US$12,214) was attributable to price changes, and an amount of US$(18,446) (2009: US$7,429) was attributable to physical changes.

Biological assets as of September 30, 2010 and December 31, 2009 were as follows:

	September 30,	December 31,
	2010	2009

Non-current
Cattle for dairy production(i)	7,060	4,313
Other cattle(ii)	40	66
Sown land — coffee(iii)	21,342	18,540
Sown land — sugarcane(iii)	57,003	147,428

	85,445	170,347

Current
Other cattle(iv)	651	749
Sown land — coffee(v)	1,413	3,094
Sown land — sugarcane(v)	19,913	17,273
Sown land — crops(ii)	12,688	27,467
Sown land — rice(ii)	4,525	11,524

	39,190	60,107

Total biological assets	124,635	230,454

(i)	Classified as bearer and mature biological assets.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

(ii)	Classified as consumable and immature biological assets.

(iii)	Classified as bearer and immature biological assets.

(iv)	As of September 30, 2010, and amount of US$411 (December 31, 2009: 493) was classified as consumable and mature biological assets, and an amount of US$240 (December 31, 2009: 256) was classified as consumable and immature biological assets.

(v)	As of September 30, 2010, and amount of US$7,010 (December 31, 2009: nil) was classified as bearer and mature biological assets, and an amount of US$14,316 (December 31, 2009: 20,367) was classified as bearer and immature biological assets.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$190,397 and US$94,410 for the nine-month periods ended September 30, 2010 and 2009, respectively.

Commencing during the middle of 2008 and lasting until the middle of 2009, the areas in which the Group operates suffered one of the worst droughts of the last 50 to 70 years, which resulted in a reduction in its agricultural production per hectare compared with historical average yields.

As a result of the drought, actual yields for crops in 2008/2009 decreased as compared with historical average yields, generating a negative impact in ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ of nil and US$16.4 million for the nine-month periods ended September 30, 2010 and 2009, respectively. Additionally, actual yields for rice in 2008/2009 decreased as compared with historical average yields, generating a negative impact in ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ of nil and US$4.2 million for the nine-month periods ended September 30, 2010 and 2009, respectively.

10.	Investments in joint ventures

The investment in joint ventures represents the Group’s share of 50% in Grupo La Lacteo.

In November 2007, the Group’s subsidiary, Adeco Agropecuaria S.A. entered into a milk supply offer agreement (the “Milk Supply Agreement”) with La Lacteo (amended in February 2010). Pursuant to the Milk Supply Agreement, Adeco Agropecuaria S.A. is committed to sell to La Lacteo and La Lacteo is obligated to purchase certain amount of the daily milk production subject to certain conditions. However, Adeco Agropecuaria S.A. is not obligated to sell to La Lacteo and La Lacteo is not obligated to purchase more than 50% of its milk requirements for a four-month period subject to certain conditions. The Milk Supply Agreement fixes the price of milk that La Lacteo pays to Adeco Agropecuaria S.A. at the montly price of milk plus 3%. The Milk Supply Agreement terminates in November 2017. In addition, if Adeco Agropecuaria S.A. receives a more favorable proposal from a third party compared to the agreement, Adeco Agropecuaria S.A. is free to sell the production to such party. However, La Lacteo has a right of first refusal.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The following amounts represent the Group’s 50% share of the assets and liabilities, and income and expenses of the joint venture:

	September 30,	December 31,
	2010	2009

Assets:
Non-current assets	4,806	5,008
Current assets	6,045	5,689

	10,851	10,697

Liabilities:
Non-current liabilities	421	740
Current liabilities	4,305	3,451

	4,727	4,191

Net assets of joint venture	6,124	6,506

	September 30,	December 31,
	2010	2009

Income	9,467	2,268
Expenses	(9,687)	(2,562)

Loss after income tax	(220)	(294)

There are no contingent liabilities relating to the group’s interest in the joint venture, and no contingent liabilities of the venture itself.

In addition, on November 23, 1999, the Group’s subsidiary Pilagá S.R.L. entered into a joint venture with a third party, Copra S.A., for the purpose of obtaining rights to use public waters and construct a dam for irrigated rice production. As of the date of these consolidated interim financial statements, the joint venture had not started operations and approvals have not been obtained.

11.	Financial instruments by category

The following table shows the carrying amounts of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities.”

		Assets at Fair	Subtotal
	Loans and	Value through	Financial	Non-Financial
	Receivables	Profit and Loss	Assets	Assets	Total

September 30, 2010
Assets as per statement of financial position
Trade and other receivables	41,063	—	41,063	85,265	126,328
Derivative financial instruments	—	1,428	1,428	—	1,428
Cash and cash equivalents	60,621	—	60,621	—	60,621

Total	107,975	1,428	109,403	85,265	188,377

	Liabilities at	Other
	Fair Value	Financial	Subtotal
	through Profit	Liabilities at	Financial	Non-Financial
	and Loss	Amortized Cost	Liabilities	Liabilities	Total

Liabilities as per statement of financial position
Trade and other payables	—	63,916	63,916	14,406	78,322
Borrowings (excluding finance lease liabilities)	—	402,661	402,661	—	402,661
Finance leases	—	558	558	—	558
Derivative financial instruments	3,682	—	3,682	—	3,682

Total	3,682	471,603	475,285	14,406	485,223

		Assets at Fair	Subtotal
	Loans and	Value through	Financial	Non-Financial
	Receivables	Profit and Loss	Assets	Assets	Total

December 31, 2009
Assets as per statement of financial position
Trade and other receivables	60,904	—	60,904	67,373	128,277
Derivative financial instruments	—	99	99	—	99
Cash and cash equivalents	74,806	—	74,806	—	74,806

Total	135,710	99	135,809	67,373	203,182

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

	Liabilities at	Other
	Fair Value	Financial	Subtotal
	through Profit	Liabilities at	Financial	Non-Financial
	and Loss	Amortized Cost	Liabilities	Liabilities	Total

Liabilities as per statement of financial position
Trade and other payables	—	58,306	58,306	10,614	68,920
Borrowings (excluding finance lease liabilities)	—	305,861	305,861	—	305,861
Finance leases	—	920	920	—	920
Derivative financial instruments	12,887	—	12,887	—	12,887

Total	12,887	365,087	377,974	10,614	388,588

Liabilities carried at amortized cost also included liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17. The categories disclosed are determined by reference to IAS 39. Finance leases are excluded from the scope of IFRS 7. Therefore, finance leases have been shown separately.

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 19.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

		Assets/Liabilities
		at Fair Value	Other Financial
	Loans and	through Profit	Liabilities at
	Receivables	and Loss	Amortized Cost	Total

September 30, 2010
Interest income(i)	1,514	—	—	1,514
Interest expense(i)	—	—	(22,696)	(22,696)
Foreign exchange gains/(losses)(ii)	13,765	—	(14,342)	(577)
Loss from derivative financial instruments(iii)	—	11,307	—	11,307

Net result	15,278	11,307	(37,038)	(10,453)

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

		Assets/Liabilities
		at Fair Value	Other Financial
	Loans and	through Profit	Liabilities at
	Receivables	and Loss	Amortized Cost	Total

September 30, 2009
Interest income(i)	331	—	—	331
Interest expense(i)	—	—	(16,898)	(16,898)
Foreign exchange gains/(losses)(ii)	41,436	—	(33,030)	8,406
Loss from derivative financial instruments(iii)	—	(4,031)	—	(4,031)

Net result	41,767	(4,031)	(49,928)	(12,192)

(i)	Included in “Financial results, net” in the statement of income.

(ii)	Included in “Financial results, net” in the statement of income.

(iii)	Included in “Other operating income, net” and “Financial results, net” in the statement of income.

Determining fair values

IAS 39 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the “economic investment class”. Only if this does not result in an appropriate allocation the Group deviates from such an approach in individual cases. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking. The disclosures have not been provided on a comparative basis as permitted by IFRS 7.

For the nine-month period ended September 30, 2010, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following table presents the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2010 and their allocation to the fair value hierarchy:

	2010
	Level 1	Level 2	Level 3	Total

Assets
Derivative financial instruments	1,428	—	—	1,428

Total assets	1,428	—	—	1,428

Liabilities
Derivative financial instruments	1,493	2,190	—	3,683

Total liabilities	3,683	2,190	—	3,683

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Valuation Model
Concept	Pricing Method	(Derivatives) Parameters	Pricing Model

Futures	Quoted price	—	—
Options	Quoted price	—	—
Options/OTC	Quoted price	—	Montecarlo
Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve;Foreign-exchange curve.	Present value method
Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

12.	Trade and other receivables, net

	September 30,	December 31,
	2010	2009

Non current
Prepaid expenses	1,291	4,263
Income tax credits	4,593	4,241
Non-income tax credits(i)	12,836	11,279
Cash collateral	2,993	1,858
Other receivables	3,769	424

Non current portion	25,482	22,065

Current
Trade receivables	32,766	47,894
Receivables from related parties (Note 31)	2,542	2,554
Less: Allowance for trade receivables	(948)	(906)

Trade receivables — net	34,360	49,542

Prepaid expenses	10,151	5,530
Advances to suppliers	7,818	10,167
Income tax credits	6,961	6,569
Non-income tax credits(i)	31,793	23,500
Cash collateral	3,311	2,763
Prepayments(ii)	2,490	—
Escrow deposits (iii)	1,028	1,028
Receivable from disposal of subsidiary(iv)	—	5,475
Receivable with related parties (Note 31)	12	796
Other receivables	2,922	842

Subtotal	66,486	56,670

Current portion	100,846	106,212

Total trade and other receivables, net	126,328	128,277

(i)	Includes US$6,167 and US$8,631 reclassified from property, plant and equipment as of September 30, 2010 and December 31, 2009, respectively.

(ii)	Relates to transaction costs incurred due to the Reorganization and the proposed initial public offering. Those costs will be either deducted from equity or expensed, in case the public offering is not materialized. These transaction costs have been provided for and recognized within trade and other payables in the line item ‘provisions’.

(iii)	In connection with certain acquisitions, the Group deposited a portion of the consideration that would otherwise have been delivered to the sellers into an escrow account with a third party escrow agent to secure specified indemnification obligations of the sellers under the respective agreements.

(iv)	Relates to the sale of a subsidiary (comprising mainly of a farmland business).

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30,	December 31,
	2010	2009

Currency
US Dollar	27,158	23,620
Argentine Peso	39,888	29,504
Uruguayan Peso	1,012	6,036
Brazilian Reais	58,270	69,117

	126,328	128,277

As of September 30, 2010 trade receivables of US$5,276 (December 31, 2009: US$11,255) were past due but not impaired. The ageing analysis of these receivables is as follows:

	September 30,	December 31,
	2010	2009

Up to 3 months	3,143	8,790
3 to 6 months	441	1,208
Over 6 months	1,692	1,257

	5,276	11,255

The Group recognizes an allowance for trade receivables when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Delinquency in payments is considered an indicator that the trade receivable is impaired.

Delinquency in payments is an indicator that a receivable may be impaired. However, management considers all available evidence in determining when a receivable is impaired. Generally, trade receivables, which are more than 180 days past due are fully provided for. However, certain receivables 180+ days overdue are not provided for based on a case-by-case analysis of credit quality analysis. Furthermore, receivables, which are not 180+ days overdue, may be provided for if specific analysis indicates a potential impairment.

Movements on the Group’s allowance for trade receivables are as follows:

	September 30,	September 30,
	2010	2009

At January 1	906	391
Charge of the period	224	339
Acquisition of subsidiary	14	—
Unused amounts reversed	(159)	—
Used during the year	—	(27)
Exchange differences	(37)	(125)

At September 30	948	638

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

As of September 30, 2010 approximately 48% of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to 10 well-known multinational companies with good credit quality standing, including but not limited to Quickfood, Bunge, Petrobras, Noble Resources, or its affiliates, among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of both September 30, 2010 and December 31, 2009 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable. New customers with less than six months of history with the Group are closely monitored. The Group has not experienced credit problems with these new customers to date. The majority of the customers for which an external credit rating is not available are existing customers with more than six months of history with the Group and with no defaults in the past. A minor percentage of customers may have experienced some non-significant defaults in the past but fully recovered.

As of September 30, 2010 and December 31, 2009, the total amount of cash and cash equivalents mainly comprise cash in banks and to a lesser extent short-term bank deposits. The Group is authorized to work with banks rated “BBB+” or higher. At September 30, 2010 and December 31, 2009, 7 banks accounted for more than 84% of the total cash deposited, including but not limited to HSBC, Citigroup and/or its affiliates in local countries, among others. The remaining amount of cash and cash equivalents relates to cash in hand. The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis.

The Group arranged the interest rate swaps with Citibank N.A. (United States), HSBC S.A. (Brazil) and Banco Pine S.A. (Brazil). Crop commodity futures are traded in the established trading markets of Argentina and Brazil through well rated brokers. Counterparty risk derived from these transactions is not material.

13.	Inventories

	September 30,	December 31,
	2010	2009

Raw materials	26,601	23,843
Finished goods	49,327	30,338
Stocks held by third parties	11,781	3,299
Others	9	422

	87,718	57,902

The cost of inventories recognized as expense and included in ‘Cost of manufactured products sold and services rendered’ amounted to US$107,461 and US$86,643 for the nine-month periods ended September 30, 2010 and 2009, respectively. The cost of inventories recognized as expense and included in ‘Cost of

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

agricultural produce sold and direct agricultural selling expenses’ amounted to US$81,098 and US$57,553 for the nine-month periods ended September 30, 2010 and 2009, respectively.

14.	Cash and cash equivalents

	September 30,	December 31,
	2010	2009

Cash at bank and on hand	27,130	72,903
Short-term bank deposits	33,491	1,903

	60,621	74,806

15.	Members’ interest

	Number of	Total Members’
	Membership Units	Contributed Capital

At January 1, 2009	445,608,339	628,188
Contributed capital	30,043,850	69,101

At September 30, 2009	475,652,189	697,289

At January 1, 2010	475,652,189	697,289

At September 30, 2010	475,652,189	697,289

16.	Equity-settled unit-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group’s subsidiaries.

For the nine-month periods ended September 30, 2010 and 2009 the Group incurred US$1.5 million and US$ 2.3 million respectively, related to the options granted under the Option Schemes.

The fair value of the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non transferability, expected volatility, exercise restrictions and behavioral considerations.

Key grant-date fair value and other assumptions under the Option Schemes are detailed below:

	May	May	May	Feb	Oct	Dec	Jan	Nov
Grant Date	2004	2005	2006	2006	2006	2007	2009	2009

Expected volatility	39%	37%	36%	36%	36%	36%	21%	22%
Expected life	5.77	5.37	4.97	5.05	4.80	6.50	6.50	6.50
Risk free rate	3.46%	3.56%	4.46%	4.13%	4.14%	3.22%	1.85%	2.31%
Expected dividend yield	1%	1%	1%	1%	1%	1%	0%	0%
Fair value per option	$0.38	$0.36	$0.52	$0.43	$0.51	$0.82	$0.60	$0.65
Possibility of ceasing employment before vesting	0%	0%	0%	0%	0%	0.24%	0.69%	1.04%
Exercise price	$1	$1	$1	$1.22	$1.48	$2.2	$2.3	$2.3

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

	Jan	Jan	Jun	Sep	Sep
Grant Date	2010	2010	2010	2010	2010

Expected volatility	22%	22%	22%	22%	22%
Expected life	6.50	6.50	6.50	6.50	6.50
Risk free rate	2.34%	2.34%	1.79%	1.41%	1.41%
Expected dividend yield	0%	0%	0%	0%	0%
Fair value per option	$0.62	$0.58	$0.54	$0.52	$0.56
Possibility of ceasing employment before vesting	1.33%	1.33%	1.83%	2.03%	2.03%
Exercise price	$2.2	$2.3	$2.3	$2.3	$2.2

Since the Group’s membership units are not publicly traded expected volatility was determined by calculating the historical volatility of share prices of comparable entities in representative stock markets. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Details of each plan are as follow:

The 2004 Incentive Option Plan

This scheme was effectively established in 2004 and is administered by the Management Committee of the Company. Options under the 2004 Incentive Option Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Options are exercisable over a ten-year period. The exercise price of the options is determined by the Management Committee but under no circumstances the price may be less than 100% of the fair market value of the units at the date of grant. For this scheme, there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminate prior to the date of exercise of the relevant option. If the participant ceases to be employee for cause any unvested option shall automatically expired and shall not be exercisable. In addition, if the participant ceases to be an employee for reason of death, any portion of the unit option held by he or she that has vested on that date may be exercised by his or her legal representative for the period of one year. Finally if the participant ceases to be an employee for any reason other than cause or death any portion of any vested option held may be exercisable for a period of three months.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the 2004 Incentive Option Plan are as follows:

	September 30, 2010		September 30, 2009
	Average		Average
	Exercise		Exercise
	Price per		Price per
	Unit	Options	Unit	Options
		(Thousands)		(Thousands)

At January 1	1.15	13,992	1.15	13,992
Granted	—	—	—	—
Forfeited	1.33	(940)	—	—
Exercised	—	—	—	—
Expired	—	—	—	—

At September 30	1.15	13,052	1.15	13,992

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

Options outstanding at year end under the 2004 Incentive Option Plan have the following expiry date and exercise prices:

	Exercise	Units
	Price per	September 30,	September 30,
	Unit	2010	2009
		(In thousands)

Expiry date:
May 1, 2014	1.00	3,926	3,926
May 1, 2015	1.00	3,333	3,333
May 1, 2016	1.00	1,572	1,869
February 16, 2016	1.22	641	641
October 1, 2016	1.48	3,580	4,223

The 2007/2008 Equity Incentive Plan

This scheme was effectively established in late 2007 and is administered by the Management Committee of the Company. Options under the 2007 Equity Incentive vest over a 4-year period from the date of grant at 25% on each anniversary of the grant date. Options are exercisable over a ten-year period. The exercise price of the options is determined by the Management Committee but under no circumstances the price may be less than 100% of the fair market value of the units at the date of grant. For this scheme, there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated prior to the date of exercise of the relevant option. If the participant ceases to be employee for cause any unvested option shall automatically expired and shall not be exercisable. In addition, if the participant ceases to be an employee for reason of death, any portion of the unit option held by he or she that has vested on that date may be exercised by his or her legal representative for the period of one year. Finally if the participant ceases to be an employee for any reason other than cause or death any portion of any vested option held may be exercisable for a period of three months.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the 2007/2008 Equity Incentive Plan are as follows:

	September 30, 2010		September 30, 2009
	Average		Average
	Exercise		Exercise
	Price per		Price per
	Unit	Options	Unit	Options
		(Thousands)		(Thousands)

At January 1	2.24	11,831	2.20	7,648
Granted	2.25	1,152	2.30	4,078
Forfeited	2.20	(464)	—	—
Exercised	—	—	—	—
Expired	—	—	—	—

At September 30	2.24	12,519	2.24	11,726

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

Options outstanding at year-end under the 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise	Units
	Price per	September 30,	September 30,
	Unit	2010	2009
		(In thousands)

Expiry date:
Dec 1, 2017	2.20	7,184	7,648
Jan 30, 2019	2.30	4,078	4,078
Nov 1, 2019	2.30	104	—
Jan 30, 2020	2.20	204	—
Jan 30, 2020	2.30	471	—
Jun 30, 2020	2.30	130	—
Sep 1, 2020	2.30	257	—
Sep 1, 2020	2.20	91	—

The following table shows the exercisable units at year end under both the 2004 Incentive Option Plan and the 2007/ 2008 Equity Incentive Plan:

Exercisable Units
In thousands

2010	17,663
2009	14,467

On October 30, 2010 as part of the Group’s reorganization, both plans has been amended and restated (See Note 1 and 33 for details)

17.	Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the period is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses.

In addition, from time to time, the subsidiaries of the Group may separate portions of their profits of the period to constitute voluntary reserves according to company law and practice. These voluntary reserves may be released for dividend distribution.

Legal and other reserves amount to US$6,510 as of September 30, 2010 (December 31, 2009: US$7,855) and are included within the balance of retained earnings in the statement of changes in members’ equity.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

18.	Trade and other payables

	September 30,	December 31,
	2010	2009

Non-current
Trade payables	4,168	5,047
Payable from acquisition of subsidiary (Note 30)	5,802	—
Amounts due to related parties (Note 31)	4,468	—
Taxes payable	1,132	1,391
Other payables	422	384

	15,992	6,822

Current
Trade payables	44,882	50,377
Payable from acquisition of subsidiary (Note 30)	5,802	—
Advances from customers	1,544	871
Amounts due to related parties (Note 31)	—	330
Taxes payable	3,689	3,527
Provisions	2,490	—
Contingent consideration arising on a business combination	1,083	4,825
Other payables	2,840	2,168

	62,330	62,098

Total trade and other payables	78,322	68,920

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

19.	Borrowings

	September 30,	December 31,
	2010	2009

Non-current
Syndicated loan(*)	22,500	22,086
BNDES loan(*)	71,967	78,459
IDB facility(*)	54,055	63,643
Brazil Loan(*)	30,429	—
Deustche Bank loan(*)	44,000	—
Other bank borrowings	42,322	38,703
Obligations under finance leases	88	243

	265,361	203,134

Current
Bank overdrafts	1,458	—
Syndicated loan(*)	10,000	10,242
BNDES loan(*)	11,735	10,267
IDB facility(*)	17,316	17,282
Brazil Loan(*)	4,258	—
Deustche Bank loan(*)	6,368	—
Other bank borrowings	86,253	65,179
Obligations under finance leases	470	677

	137,858	103,647

Total borrowings	403,219	306,781

(*)	The Group was in compliance with the related covenants under the respective loan agreements.

As of September 30, 2010, total bank borrowings include collateralized liabilities of US$359,544 (December 31, 2009: US$203,503). These loans are mainly collateralized by property, plant and equipment of the Group.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	September 30,	December 31,
	2010	2009

Fixed rate:
Less than 1 year	47,059	30,579
Between 1 and 2 years	38,682	5,724
Between 2 and 3 years	20,896	5,173
Between 3 and 4 years	7,622	5,167
Between 4 and 5 years	6,675	5,167
More than 5 years	2,442	5,167

	123,376	56,977

Variable rate:
Less than 1 year	90,329	72,391
Between 1 and 2 years	86,213	68,667
Between 2 and 3 years	79,204	55,907
Between 3 and 4 years	21,914	49,511
Between 4 and 5 years	21	787
More than 5 years	1,604	1,621

	279,285	248,884

	402,661	305,861

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2010 and February 2020 and bear either fixed interest rates ranging from 4.00% to 16.6% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 2.65% to 8.5% per annum. At September 30, 2010 LIBOR (nine months) was 0.462%.

Borrowings incurred by the Group’s subsidiaries in Argentina are repayable at various dates between January 2010 and November 2015 and bear either fixed interest rates ranging from 4.00% and 9.65% per annum and variable rates based on LIBOR + 7.5% per annum.

As of September 30, 2010, total borrowings include (i) a US-dollar denominated 32.5 million loan (principal plus accrued interest) with a syndicated of banks, led by Rabobank International Brasil S.A. (“Rabobank”) due in 2013 (the “Syndicated Loan”); (ii) a Reais-denominated 141.8 million loan (principal plus accrued interest) (equivalent to US$83.7 million as of September 30, 2010) with BNDES-FINEM (the “BNDES Loan Facility”) due in 2018; (iii) a U.S. dollar-denominated 71.4 million loan with the Interamerican Development Bank (IDB) (the “IDB Facility”); (iv) a Reais-denominated 70.0 million facility (of which, as of September 30, 2010, the Group have received R$51.1 million, equivalent to US$30.4 million) from Banco do Brasil S.A. (BDB) (“The BDB Facility”) due between 2012 and 2020; and (v) a U.S. dollar-denominated 50 million loan with the Deutsche Bank AG London Branch (DB) (The “DB facility”) due in 2013.

•	Syndicated Loan and BNDES Loan Facility

The Syndicated Loan bears interest at LIBOR plus 2.65% per annum and the BNDES Loan bears interest at a country-specific variable rate (“TJLP rate”) plus 4.05% per annum (TJLP at September 30, 2010 was

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

6.00%). The Syndicated Loan and the BNDES Loan Facility contain certain customary financial covenants, events of default and restrictions which require the group to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends except as would not result in a breach of the financial covenants. These financial covenants are measured in accordance with generally accepted accounting principles in Brazil (“Brazilian GAAP”) and measured on an annual basis as of the end of each fiscal year. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis. Under the Syndicated Loan, defaults by either Angélica, UMA, Adeco Agropecuária Brasil S.A. or Adeco Brasil Participações S.A. on any indebtedness with an aggregate principal amount over US$500,000 can result in acceleration of the full outstanding loan amount due to the syndicate of banks. The obligations under this facility are secured by (i) a mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Angélica; and (iii) liens over the Angélica mill and equipment, all of which are property of Angélica.

During 2008, for the Syndicated Loan and the BNDES Loan Facility, the Group was required to meet (i) a debt service coverage ratio on an individual basis of more than 1.0; (ii) a liquidity ratio on an individual basis of more than 1.0; (iii) a liquidity ratio on an aggregate basis of more than 1.2; (iv) an interest coverage ratio on an aggregate basis of more than 3.0; and (v) a net bank debt to EBITDA ratio on an aggregate basis of less than 5.0. Furthermore, on December 30, 2009, the Group entered into an amendment to the Syndicated Loan and the BNDES Facility to modify the terms of the financial ratios covenants. Pursuant to the amendment, the Group is required to meet redefined certain financial ratios on an annual basis as of the end of each of the fiscal years commencing in 2009. The Group was in compliance with these redefined covenants as of December 31, 2009 and September 30, 2010.

The redefined financial covenants were as follows:

	2009	2010	2011	2012 to 2013	2014 to 2018

Financial ratios:
Debt Service Coverage Ratio (individual)	> 1.00	> 1.00	> 1.00	> 1.00	> 1.30
Liquidity Ratio (individual)	> 0.55	> 1.00	> 1.00	> 1.00	> 1.00
Liquidity Ratio (aggregate)	> 1.20	> 0.65	> 1,00	> 1.20	> 1.20
Interest Coverage Ratio (aggregate)	> 3.00	> 2.00	> 2.00	> 4.00	> 4.00
Net Bank Debt/EBITDA (aggregate)	< 3.00	< 4.00	< 3.00	< 3.00	< 3.00

During December 2010, Debt Service Coverage Ratio (Individual) and Net Bank Debt/EBITDA (aggregate) ratio for the year 2010 for both loans have been redefined (see Note 33 for further details).

•	IDB Facility

The IDB Facility is divided into a seven-year US$31 million tranche (Tranche A) and a five-year US$49 million tranche (Tranche B). Tranche A originally bore interest at 180-day LIBOR plus 5% per annum although subsequently revised to a fixed rate of 7.52% per annum. Tranche B bears interest at 180-day LIBOR plus 4.75% per annum. Payment of principal plus interest of both tranches are made on a bi-annual basis. The proceeds of this loan were used to make capital investments and refinance short-term debt. The IDB facility is collateralized by property, plant and equipment with a net book value of US$40.7 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

Under the IDB Facility, defaults by either Adeco Agropecuaria S.A. or Pilagá S.R.L. (currently Pilagá S.A.) on any indebtedness with an aggregate principal amount over US$3.0 million can result in acceleration

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which requires the Group to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) and measured both on quarterly or annualy basis.

The subsidiaries Adeco Agropecuaria S.A. and Pilagá S.A. are required under the original terms of the IDB Facility to meet every quarter : (i) a debt to EBITDA ratio on an individual basis of less than 3.75; (ii) a debt to EBITDA ratio on an aggregate basis of less than 4.0; (iii) a total liabilities to total equity ratio on an individual basis of less than 1.40; (iv) a total liabilities to total equity ratio on an aggregate basis of less than 1.20; (v) a current asset to current liabilities ratio on an aggregate basis of more than 1.30; (vi) an interest coverage ratio on an aggregate basis of more than of more than 2.0; and (vii) a loan coverage ratio of more than 1.5 on an aggregate basis.

During 2009, the Group was in compliance with the loan coverage ratio on an aggregate basis for all quarters, in compliance with the total liabilities to total equity ratio on for Adeco Agropecuaria S.A. for three quarters, in compliance with the current asset to current liabilities ratio on an aggregate basis for one quarter, but Adeco Agropecuaria S.A. and Pilagá S.A. were not in compliance of the remaining financial ratio covenants. During 2009, the total liabilities to total equity ratio for Adeco Agropecuaria S.A. was 1.46 for its quarter of noncompliance and the aggregate current asset to current liabilities ratio ranged from 0.68 to 0.85 during the three quarters of noncompliance. For the remaining ratios, the debt to EBITDA ratio for Adeco Agropecuaria S.A. ranged from less than zero (negative EBITDA) to 13.13, the debt to EBITDA ratio for Pilagá S.A ranged from less than zero (negative EBITDA) to 49.3, the total liabilities to total equity ratio for Pilagá S.A. ranged from 1.81 to 2.71, the aggregate debt to EBITDA ratio ranged from 8.02 to 36.6, the aggregate total liabilities to total equity ratio ranged from 1.27 to 1.54 and the aggregate interest coverage ratio ranged from 0.23 to 1.43. The IDB granted waivers for each breach of the financial ratio covenants.

On May 14, 2010, the Group entered into an amendment to the IDB Facility to modify the terms of the existing financial ratio covenants. Since the date of the loan amendment, the Group has been in compliance with all of the amended financial ratio covenants. Pursuant to the amended ratios, the Group is now required to meet financial ratios for aggregate EBITDA, aggregate total debt, and aggregate capital expenditures on a quarterly basis commencing in the 2010 fiscal year as set forth below. The Group is required to meet, as of the end of the fourth quarter of 2010 and as of each fiscal quarter thereafter, financial ratios for aggregate debt to EBITDA, aggregate total liabilities to total equity, aggregate current assets to current liabilities, aggregate

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

interest coverage, aggregate debt to equity, aggregate short-term debt to total debt and debt to equity on an individual basis. The redefined financial covenants were as follows:

	2010 1Q	2010 2Q	2010 3Q	2010 4Q	2011	2012	2013

Financial ratios:
EBITDA (aggregate) (in millions of $)	> 3.00	> 13.00	> 15.00	N/A	N/A	N/A	N/A
Total Debt (aggregate) (in millions of $)	< 105.00	< 110.00	< 120.00	< 115.00	< 115.00	< 115.00	< 115.00
Capital Expenditures (aggregate)(in millions of $)	< 2.70	< 9.60	< 15.00	< 15.00	N/A	N/A	N/A
Debt to EBITDA (aggregate)	N/A	N/A	N/A	< 5.00	< 4.75	< 4.25	< 3.75
Total Liabilities to Total Equity (aggregate)	N/A	N/A	N/A	< 1.50	< 1.50	< 1.30	< 1.30
Current Asset to Current Liabilities (aggregate)(i)	N/A	N/A	N/A	> 1.30	> 1.10/1.30	> 1.10/1.30	> 1.10/1.30
Interest Coverage (aggregate)	N/A	N/A	N/A	> 1.40	> 2.10	> 2.35	> 2.60
Debt to Equity (aggregate)	N/A	N/A	N/A	< 1.20	< 1.20	< 1.20	< 1.20
Short-Term Debt to Total Debt (aggregate)(ii)	N/A	N/A	N/A	< 0.57	< 0.50	< 0.50	< 0.50
Debt to Equity (individual)	N/A	N/A	N/A	< 1.70	< 1.40	< 1.20	< 1.20

(i)	From 2011 onwards, for the first, second and third quarters the ratio is >1.10. From 2011 onwards, for the fourth quarter the ratio is >1.30.

(ii)	Measured annually.

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

• BDB Facility

In July 2010, Angélica, a Brazilian subsidiary, entered into a Reais-denominated 70.0 million loan (equivalent to US$41.0 million as of September 30, 2010) with Banco do Brasil S.A. due in 2020. The BDB Facility bears a fixed interest rate of 10% per annum and is repayable on a monthly basis starting in August 2012 and ending in July 2020 (until August 2012, interest will be pay be annually). As of September 30, 2010, the Group received R$51.5 million (equivalent to US$30.4 million as of September 30, 2010). Under the BDB Facility, defaults by either Angélica or any of the Brazilian subsidiaries on any indebtedness can result in acceleration of the full outstanding loan amount due to BDB. The BDB Facility contain customary covenants and restrictions. Angélica’s obligations under the BDB Facility is secured by (i) a first mortgage of the Sapálio farm, which is owned by the subsidiary Ivinhema Agroenergia Ltda. and (ii) a first pledge on the equipment acquired or to be acquired by Angélica with the proceeds of such facility. Angélica is currently not,

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

and has not been, in violation of any of the financial ratio covenants for the BDB Facility. The following table lists the financial ratios covenants Angélica subsidiary is currently required to meet under the BDB Facility:

Financial Ratios	2010 to 2013	2014 to 2020

Debt Service Coverage Ratio (individual)	>1.00	>1.30
Liquidity Ratio (individual)	>1.00	>1.00

During December 2010, Debt Service Coverage Ratio (individual) for the year 2010 has been redefined (see Note 33 for further details).

• DB Facility

At July 28, 2010, Angélica also entered into a U.S. dollar-denominated 50.0 million facility with Deutsche Bank AG London Branch, due in 2013. Borrowings under this facility are repayable on various dates between July 2011 and July 2013 and bear an annual interest at a variable rate equal to LIBOR plus 8.5%. Angélica pledged and granted to DB a continuing first priority security interest on its debt service reserve account and all investment property, financial assets or other property credited thereto, deposited or carried therein. Under the DB Facility, defaults by Angélica on any indebtedness with an aggregate principal amount over US$5.0 million or by Adecoagro LLC on any indebtedness with an aggregate principal amount over US$10.0 million can result in acceleration of the full outstanding loan amount due to DB. The DB Facility contains customary covenants and restrictions, including restrictions on the payment of dividends until the balance on the loan are less than US$14 million and restrictions on the incurrence of debt except for a US$50 million working capital allowance provided certain other restrictions are met. In addition to the pledge, Angélica’s obligations under the DB Facility are also secured by a mortgage of its Takuarê farm. Angélica is currently not, and has not been, in violation of any of the financial ratio covenants for the DB Facility. The following table lists the financial ratios covenants Angélica is currently required to meet under the DB Facility:

Financial Ratios	2010	2011	2012

Interest Coverage Ratio (individual)	>1.65	>3.10	>3.50
Leverage Ratio (individual)	<8.50	<3.40	<2.50
Capital Expenditures (individual) (in millions of R$)	<154.00	<50.00	<50.00

The Group estimates that the carrying amount of short-term loans approximates fair value due to their short-term nature. The Group estimates that the fair values of the long-term bank loans are estimated based on the current rates offered to the Group for debt of similar terms and maturities. The Group’s fair value of long-term bank loans was not significantly different from the carrying value at September 30, 2010 and December 31, 2009.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	September 30,	December 31,
	2010	2009

Currency
Argentine Peso	3,960	88
US Dollar	224,410	158,797
Uruguayan Peso	—	40
Brazilian Reais	174,849	147,856

	403,219	306,781

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities — minimum lease payments:

	September 30,	December 31,
	2010	2009

Not later than one year	499	719
Later than one year and not later than five years	88	243

	587	962
Future finance charges on finance leases	(29)	(42)

Present value of finance lease liabilities	558	920

The present value of finance lease liabilities is as follows:

	September 30,	December 31,
	2010	2009

Not later than one year	470	677
Later than one year and not later than five years	88	243

	558	920

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at September 30, 2010 was 15.51% (December 31, 2009: 14.75%).

20.	Taxation

The Company is a limited liability company domiciled in Delaware, United States of America and elected to be treated as a partnership for United States federal income tax purposes. Accordingly, a provision for federal income taxes for the Company is not recorded in the Group’s consolidated interim financial statements. Taxable income or loss of the Company will be included in the income tax returns of the members.

The Group’s income tax has been calculated on the estimated assessable taxable profit for the period using the tax rate that would be applicable to expected total nine months earnings, prevailing in the respective

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

foreign tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income. The details of the provision for the Group’s foreign income tax are as follows:

	September 30,	September 30,
	2010	2009

Current income tax	(3,257)	(6,551)
Deferred income tax	32,604	17,782

Income tax benefit	29,347	11,231

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Income Tax
Tax Jurisdiction	Rate

Argentina	35%
Brazil	34%
Uruguay	25%

Deferred income tax assets of the Group as of September 30, 2010 and December 31, 2009 will be recovered as follows:

	September 30,	December 31,
	2010	2009

Deferred income tax asset to be recovered after more than 12 months	62,025	44,139
Deferred income tax asset to be recovered within 12 months	2,776	974

Deferred income tax assets	64,801	45,113

The gross movement on the deferred income tax account is as follows:

	September 30,	September 30,
	2010	2009

Beginning of period	61,932	75,914
Exchange differences	(3,655)	(2,612)
Acquisition of subsidiary (Note 30)	6,930	—
Income tax benefit	(32,604)	(17,782)

End of period	32,603	55,520

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The movement in the deferred income tax assets and liabilities during the nine-month periods ended September 30, 2010 and 2009, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Property, Plant	Biological
Deferred Income Tax Liabilities	and Equipment	Assets	Others	Total

At January 1, 2009	86,198	8,189	240	94,627
Charged/(credited) to the statement of income	(1,194)	5,472	189	4,467
Exchange differences	(4,080)	(644)	392	(4,332)

At September 30, 2009	80,924	13,017	821	94,762

At January 1, 2010	78,852	27,004	1,189	107,045
Charged/(credited) to the statement of income	(1,374)	(11,288)	(3,309)	(15,971)
Acquisition of subsidiary	6,930	—	—	6,930
Exchange differences	(2,269)	1,478	191	(600)

At September 30, 2010	82,139	17,194	(1,929)	97,404

			Equity-Settled
		Tax Loss	Unit-Based	Biological
Deferred Income Tax Assets	Provisions	Carryforwards	Compensation	Assets	Others	Total

At January 1, 2009	440	13,725	3,226	—	1,322	18,713
Charged/(credited) to the statement of income	5,055	14,793	814	—	1,587	22,249
Exchange differences	138	(2,157)	—	—	299	(1,720)

At September 30, 2009	5,633	26,361	4,040	—	3,208	39,242

At January 1, 2010	1,265	36,405	4,225	—	3,218	45,113
Charged/(credited) to the statement of income	2,829	(8,614)	491	21,953	(26)	16,633
Exchange differences	38	2,961	—	(408)	464	3,055

At September 30, 2010	4,132	30,752	4,716	21,545	3,656	64,801

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through the future taxable profits is probable. Tax loss carry forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at September 30, 2010, it is probable that the Group will realize all of the deferred tax assets in Argentina and some portion of the deferred tax assets in Brazil.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

As of September 30, 2010, the Group’s tax loss carry forwards and the jurisdictions, which generated them are as follows:

	Tax Loss
Jurisdiction	Carry Forward	Expiration Period

Argentina	327	5 years
Brazil	117,444	No expiration date

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30,	September 30,
	2010	2009

Tax calculated at the tax rates applicable to profits in the respective countries	(40,279)	(7,619)
Non-deductible items	714	429
Unused tax losses, net	7,710	(2,669)
Others	2,508	(1,372)

Income tax benefit	(29,347)	(11,231)

21.	Payroll and social security liabilities

	September 30,	December 31,
	2010	2009

Non-current
Social security payable	1,224	1,106

	1,224	1,106

Current
Salaries payable	5,900	2,446
Social security payable	1,889	1,831
Provision for vacations	6,001	4,802
Provision for bonuses	3,437	1,000

	17,227	10,079

Total payroll and social security liabilities	18,451	11,185

22.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The table below shows the movements in the Group’s provisions for other liabilities categorized by type of provision:

	Labor, Legal and	Tax and Social
	Other Claims	Security	Total

At January 1, 2009	809	792	1,601
Additions	1,813	1,111	2,924
Used during year	(185)	(180)	(365)
Exchange differences	(26)	113	87

At September 30, 2009	2,411	1,835	4,246

At January 1, 2010	3,370	1,608	4,978
Additions	344	—	344
Used during year	(759)	(573)	(1,332)
Exchange differences	48	44	91

At September 30, 2010	3,003	1,079	4,082

Analysis of total provisions:

	September 30,	December 31,
	2010	2009

Non current	3,688	3,326
Current	394	1,652

	4,082	4,978

Argentina

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings, which the Group estimates they involve claims aggregating US$0.7 million, and for which the Group has established provisions in an aggregate amount of US$0.4 million as of September 30, 2010. In addition, there are currently certain legal proceedings pending in which the Group is involved for which the Group has not established provisions. In the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on the combined financial condition, liquidity, or results of operations.

Brazil

The Group is engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, which the Group estimates they involve claims aggregating US$12.7 million, and for which the Group has established provisions in an aggregate amount of US$3.7 million and has made judicial deposits in an aggregate amount of US$0.7 million as of September 30, 2010. In addition, there are currently certain legal proceedings pending in which the Group is involved for which the Group has not established provisions. In the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on the combined financial condition, liquidity, or results of operations other than as described below.

The Brazilian Federal Government filed a Tax Enforcement action against UMA to demand excise taxes (Imposto sobre Produtos Industrializados), or IPI, a federal value-added tax on industrial products, in the

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

amount of approximately US$8.9 million. The Group obtained an initial favorable decision from the lower court, which accepted our argument on procedural grounds based on the Brazilian Federal Government loss of its procedural right to demand the IPI debts. Currently, the case is under review by an appellate court following the appeal filed by the Brazilian Federal Government. The Group has not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely, the Group’s results of operations and financial condition may be materially adversely affected.

A civil lawsuit was filed against Agropecuária Ltda by José Valter Laurindo de Castilhos, Companhia Rio de Janeiro Agropecuária Ltda. and others, former owners of the Rio de Janeiro and Conquista Farms, currently the property of Adeco Agropecuária Ltda. The former owners claim the payment of a supplementary amount of approximately US$7 million, as well as indemnity for moral and material damages. The suit is under review by a court at appellate level, after the Group received a favorable decision from the lower court. The Group has not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely, the Group’s results of operations and financial condition may be adversely affected.

23.	Sales

	September 30,	September 30,
	2010	2009

Sales of manufactured products and services rendered:
Ethanol	64,536	37,725
Sugar	49,979	15,483
Rice	43,327	52,440
Energy	9,847	5,016
Rental income	2,720	—
Coffee	2,709	4,775
Services	606	1,350
Soybean oil and meal	—	7,478
Powder milk	—	752
Others	193	285

	173,917	125,304

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

	September 30,	September 30,
	2010	2009

Sales of agricultural produce and biological assets:
Soybean	55,028	31,070
Cattle for dairy production	705	306
Other cattle	1,379	10,017
Corn	22,323	10,539
Cotton	2,108	9,093
Milk	9,338	8,114
Wheat	3,621	3,697
Coffee	1,959	3,816
Sunflower	3,499	3,073
Barley	741	2,059
Seeds	1,823	2,201
Sorghum	1,711	90
Others	734	752

	104,969	84,827

Total sales	278,886	210,131

Commitments to sell commodities at a future date

The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean and corn sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the owner use exception criteria are used, those contracts are not recorded as derivatives.

The notional value of commodities sales forward contracts is US$73.7 million at September 30, 2010 (September 30, 2009: US$20.7 million) and comprises, among others, 101,816 tons, 83,960 tons and 39,000 tons of sugar, soybean and corn for a notional amount of US$38.1 million, US$20.9 million and US$5.1 million respectively, which expire between October 2010 and May 2011.

24.	Expenses by nature

The Group presented the statement of income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items “cost of manufactured products sold and services rendered”, “cost of agricultural produce sold and direct agricultural selling expenses”, “general and administrative expenses” and “selling expenses”.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	September 30,	September 30,
	2010	2009

Cost of agricultural produce and biological assets sold	92,520	75,990
Raw materials and consumables used in manufacturing activities	89,445	74,656
Services	9,115	13,379
Salaries and social security expenses (Note 25)	34,350	30,182
Depreciation and amortization	25,701	17,446
Taxes(*)	1,801	7,245
Maintenance and repairs	7,854	5,375
Lease expense and similar arrangements(**)	2,197	1,223
Freights	16,100	8,944
Export taxes/selling taxes	21,245	7,090
Fuel and lubricants	5,347	1,637
Others	10,872	10,450

Total expenses by nature	316,547	253,617

(*)	Excludes export taxes and selling taxes.

(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.

For the nine-month period ended September 30, 2010, an amount of US$137,169 is included as “cost of manufactured products sold and services rendered” (September 30, 2009: US$106,407); an amount of US$104,969 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (September 30, 2009: US$84,827); an amount of US$41,573 is included in “general and administrative expenses” (September 30, 2009: US$41,780); and an amount of US$32,836 is included in “selling expenses” as described above (September 30, 2009: US$20,603).

25.	Salaries and social security expenses

	September 30,	September 30,
	2010	2009

Wages and salaries	26,138	22,664
Social security costs	6,795	5,172
Equity-settled unit-based compensation	1,417	2,346

	34,350	30,182

Number of employees	5,757	5,382

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

26.	Other operating income, net

	September 30,	September 30,
	2010	2009

Gain/(loss) from commodity derivative financial instruments	7,238	(4,823)
Gain/(loss) from disposal of other property items	329	(156)
Others	555	417

	8,122	(4,562)

27.	Financial results, net

	September 30,	September 30,
	2010	2009

Finance income:
— Interest income	1,514	331
— Foreign exchange gains, net	2,771	5,665
— Gain from interest rate/foreign exchange rate derivative financial instruments	4,069	791
— Other income	1,010	215

Finance income	9,364	7,002

Finance costs:
— Interest expense	(22,696)	(16,898)
— Taxes	(1,493)	(1,648)
— Other expenses	(4,654)	(3,268)

Finance costs	(28,843)	(21,814)

Total financial results, net	(19,479)	(14,812)

28.	Earnings per member unit

(a)	Basic

Basic earnings per unit is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of membership units in issue during the period (Note 13).

	September 30,	September 30,
	2010	2009

Loss attributable to equity holders of the Group	(89,545)	(17,825)
Weighted average number of membership units in issue (thousands)	475,652	454,506

Basic losses per unit	(0.188)	(0.039)

(b)	Diluted

Diluted earnings per unit is calculated by adjusting the weighted average number of membership units outstanding to assume conversion of all dilutive potential membership units. The Group has one category of dilutive potential membership units: equity-settled unit options. For these equity-settled unit options, a calculation is done to determine the number of units that could have been acquired at fair value, based on the

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

monetary value of the subscription rights attached to outstanding unit options. The number of units calculated as above is compared with the number of units that would have been issued assuming the exercise of the equity-settled unit options.

	September 30,		September 30,
	2010		2009

Loss attributable to equity holders of the Group	(89,545)		(17,825)

Weighted average number of membership units in issue (thousands)	475,652		454,506
Adjustments for:
Weighted average number of membership units that would have been issued at average market price (thousands)	17,320		9,537

Weighted average number of membership units for diluted earnings per unit (thousands)	492,972		464,043

Diluted earnings per unit	n/a	(*)	n/a	(*)

(*)	The effects of anti-dilutive potential membership units are ignored in the earnings per unit calculation. All units are anti-dilutive in a loss period because they would decrease a loss per unit.

29.	Disclosure of leases and similar arrangements

The Group as lessee

Operating leases:

The Group leases various offices and machinery under cancellable operating lease agreements. Lease expense was US$2.5 million for the nine month period ended September 30, 2010 (September 30, 2009: US$0,9 million). Lease expense is included in “General and administrative expenses” in the statement of income.

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$8.6. million for the nine month period ended September 30, 2010 (September 30, 2009: US$2.3 million). Lease expense is capitalized as part of biological assets, affecting the periodically re-measurement of the biological assets at fair value. Based on this accounting policy, the line item ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ in the income statement is directly affected by the lease expense that has been capitalized.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	September 30,	December 31,
	2010	2009

No later than 1 year	6,357	11,681
Later than 1 year and no later than 5 years	2,074	3,824
Thereafter	641	487

	9,072	15,992

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugar on their land. These contracts have an average term of 5 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Charges accrue at the time of harvest. Since the production cycle extends several years, the Group makes substantial advance payments to the landowners, which are classified as prepaid expenses within trade and other receivables. Lease expense was US$12.9 million for the nine-month period ended September 30, 2010 (September 30, 2009: US$6.5 million). Lease expense is included in “Cost of manufactured products sold and services rendered” in the statement of income.

Finance leases:

When a lease transfers substantially all risks and rewards to the Group as lessee, the Group initially recognizes the leased assets in the statement of financial position at the lower of fair value or present value of the future minimum lease payments. Most of the leased assets carried in the statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. The net book value of assets under finance leases amounts to US$571 and US$900 as of September 30, 2010 and December 31, 2009, respectively.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of income.

Information on the breakdown of the present value of finance leases and its components is disclosed in Note 19.

The Group as lessor

Operating leases:

The Group acts as a lessor in connection with an operating lease related to leased farmland. The lease payments received are recognized in profit or loss. The lease has a term of ten years.

The following amounts have been recognized in the statement of income:

	September 30,	September 30,
	2010	2009

Rental income	2,748	—

The future minimum rental payments receivable under cancellable leases are as follows:

	September 30,	December 31,
	2010	2009

No later than 1 year	3,535	2,370
Later than 1 year and no later than 5 years	14,138	9,483
Thereafter	14,727	11,853

	32,400	23,706

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

Finance leases:

The Group does not act as a lessor in connection with finance leases.

30.	Business combinations

Acquisition of Dinaluca Sociedad Anónima (Dinaluca)

On August 23, 2010, the Group acquired 100% of the issued share capital of Dinaluca, an Argentine-based company mainly involved in the lease of farmlands, for a total consideration of US$20.1 million. The purchase price includes a cash payment of US$7.9 million and seller financing of US$12.2 million plus accrued interest at LIBOR plus 2% on outstanding amounts payable in two equal installments on the first anniversary and second anniversary of the transaction. These payment obligations are guaranteed by a pledge of the acquired shares in favor of the former shareholders of Dinaluca.

In the period from acquisition to September 30, 2010, Dinaluca contributed revenues of US$0.09 million and net loss of US$0.03 million to the Group’s consolidated results. If Dinaluca had been acquired on January 1, 2010, combined revenues of the Group would have been US$209.3 million (unaudited) and Loss Before Income Tax would have been US$119.5 million (unaudited) for the nine-month period ended September 30, 2010. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “sales of agricultural produce and biological assets”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2010, together with its consequential tax effects. Results, assets and liabilities of Dinaluca as from the acquisition date are included within the ‘Rice’ and ‘Cattle’ segments.

Details of the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	7,900
Present value of seller financing(*)	11,605

Total purchase consideration	19,505

Fair value of net assets acquired	12,482

Goodwill	7,023

(*)	Discounted at present value as of the date of acquisition.

The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

The assets and liabilities at the date of acquisition are as follows:

	Fair Value	Book Value(*)

Cash and cash equivalents	28	28
Property, plant and equipment	14,075	1,729
Investment property	7,935	766
Deferred tax	(6,930)	(101)
Other current assets	1,331	1,331
Other current liabilities	(3,957)	(3,957)

Net assets acquired	12,482	(204)

(*)	Carrying amounts of assets, liabilities and contingent liabilities in Dinaluca’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Dinaluca did not report IFRS information. Book values correspond to accounting records maintained under local GAAP prior to the acquisition.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	7,900
Cash and cash equivalents in subsidiary acquired	(28)

Cash outflow on acquisition	7,872

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

31.	Group companies

The following table details the companies making up the Group as of September 30, 2010 and December 31, 2009:

			Country of	2010		2009
			Incorporation	Ownership		Ownership
			and	Percentage Held		Percentage Held
	Activities		Operation	if not 100%		if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Americas
Adeco Agropecuaria S.A.		(a)	Argentina	—		—
Pilagá S.R.L.		(a)	Argentina	99.84%		99.84%
Cavok S.A.		(a)	Argentina	—		—
Establecimientos El Orden S.A.		(a)	Argentina	—		—
Bañado del Salado S.A.		(a)	Argentina	—		—
Agrícola Ganadera San José S.R.L.		(a)	Argentina	—		—
Santa Regina Agropecuaria S.R.L.		(a)	Argentina	—		—
La Paz Agropecuaria S.R.L.		(a)	Argentina		(i)		(i)
Agro Invest S.A.		(a)	Argentina	—		—
Forsalta S.A.		(a)	Argentina	—		—
Dinaluca S.A.		(a)	Argentina		(ii)		(ii)
Adeco Agropecuaria Brazil Ltda.		(b)	Brazil	—		—
Adecoagro Comercio Exportação e importação Ltda (f.k.a. Alfenas Café Ltda)		(c)	Brazil	—		—
Angélica Agroenergia Ltda.		(b)	Brazil	—		—
Usina Monte Alegre Ltda.		(b)	Brazil	—		—
Fazenda Mimoso Ltda.		(c)	Brazil	—		—
Ivinhema Agronergia Ltda. (f.k.a. Amandina Agroenergía Ltda.)		(b)	Brazil	—		—
Kelizer S.C.A.		(a)	Uruguay	—		—
Adecoagro Uruguay S.R.L.		(a)	Uruguay	—		—
Holdings companies:
Americas
Adeco Brazil Participacoes Ltda.	—		Brazil	—		—
Adeco Agro LLC	—		United States	—		—
Ladelux S.C.A.	—		Uruguay	—		—
Asia
AFI(L) LTD.	—		Malaysia	—		—
Europe
Kadesh Hispania S.L.	—		Spain	—		—
Leterton España S.L.	—		Spain	—		—
Details of principal joint venture undertakings:
Americas
Grupo La Lácteo		(d)	Canada	50.00%		50.00%

(a)	Mainly crops, cattle and others
(b)	Mainly sugarcane, ethanol and energy
(c)	Mainly coffee
(d)	Mainly dairy

(i)	Sold in December 2009.
(ii)	Acquired in August 2010 (Note 30).

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

There are no associated undertakings for any of the periods presented.

The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only ordinary shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.

32.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

				Income (Loss) Included in		Balance Receivable
				the Statement of Income		(Payable)
			Description of	September 30,	September 30,	September 30,	December 31,
Related Party	Relationship		Transaction	2010	2009	2010	2009

Grupo La Lácteo	Joint venture		Sales of goods	9,338	8,114	—	—
			Receivables from related parties (Note 12)	—	—	2,542	2,554
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/		(i)	Cost of manufactured products sold and services rendered(ii)	(2,626)	(686)	—	—
Alfenas Agricola Ltda/ Marcelo Weyland Barbosa			Receivables from related parties (Note 12)	—	—	12	796
Vieira/ Paulo			Payables (Note 18)	—	—	—	(330)
Albert Weyland Vieira

Marcelo Weyland		(i)	Tax charge	(3,991)	—	—	—
Barbosa Vieira/ Paulo Albert
Weyland Vieira/			Payables (Note 18)	—	—	(4,468)	—
Mario Jorge de Lemos Vieira/ Corina de Almeida Leite

Management and selected employees	Employment		Compensation selected employees (iii)	(3,529)	(4,911)	(13,575)	(12,158)

(i)	Shareholder or affiliate of shareholder of the Company.

(ii)	Relates to agriculture partnership agreements (“parceria”).

(iii)	Includes compensation expense under equity-settled unit-based payments (Note 16).

33.	Events after the date of the statement of financial position

Loan agreements amendments

Borrowings incurred by Angélica company, a Brazilian subsidiary, under the Syndicated Loan, the BNDES Loan Facility and the BDB Facility are subject to meet specific financial covenants.

During December 2010, the Group entered into amendments with the Syndicated Loan and the BNDES Loan Facility (see Note 19), to modify the terms of certain financial ratios covenants. Pursuant to these amendments, the Group is required to meet redefined financial ratios for 2010. The redefined financial covenants are as follows:

•	Debt Service Coverage Ratio (individual) shall be equal to or greater than 0.65 for the fiscal year ended December 31, 2010 (prior 1,00).

The accompanying notes are an integral part of these consolidated interim financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Interim Financial Statements — (Continued)

•	Net bank debt / EBTIDA Ratio (aggregate) shall be less than or equal to 5.5 in 2010 (prior 4.00).

For the BDB Facility, the following covenants have been redefined:

•	Debt Service Coverage Ratio (individual) shall be equal to or greater than 0.65 for the fiscal year ended December 31, 2010 (prior 1.00).

Reorganization and reverse split of Adecoagro’s common shares

On October 30, 2010, in a series of transactions, the current members of IFH contributed in kind, to Adecoagro S.A., a Luxemburg company set up on June 11, 2010, 98% of their membership interests in IFH on a pro rata basis in exchange for 100% of the common shares of Adecoagro S.A. (See Note 1 for further details).

In addition, the extraordinary general meeting of Adecoagro’s shareholders held on [          ], approved the reverse split of Adecoagro’s common shares, whereby every three shares of capital stock of Adecoagro will be converted into two shares, changing the nominal value of Adecoagro’s common shares from US$1 to US$1.5 (See Note 1 for further details).

Disposal of a farmland

On December 21, 2010 the Group carried out the sale of La Macarena, a farm located in Río Negro, Uruguay, at a price of US$ 34 million, subject to a purchase option exercisable by the Instituto Nacional de Colonización, a land management agency of the Government of Uruguay, who on December 29, 2010 confirmed that it will not exercise its option to purchase the farm. This transaction would result in an estimated gain of approximately US$ 20 million, which will be recorded in the consolidated financial statements as of December 31, 2010.

Al Gharrafa Transaction

On January 6, 2011, Adecoagro, the newly formed Luxemburg entity, has entered into an agreement with Al Gharrafa Investment Company (“Al Gharrafa”), pursuant to which Adecoagro will sell to Al Gharrafa common shares for a total amount of US$100.0 million. These shares will be purchased by Al Gharrafa at a purchase price per share equal to the price per common share paid by the underwriters acting in the proposed initial public offering of the Group. The sale of common shares to Al Gharrafa is conditioned upon, and will close immediately after, the closing of the proposed initial public offering of the Group.

The accompanying notes are an integral part of these consolidated interim financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of
International Farmland Holdings LLC

The reverse split of Adecoagro’s common shares described in Note 1 to the consolidated financial statements has not been consummated at January 12, 2011. When it has been consummated, we will be in a position to furnish the following report:

“We have audited the accompanying consolidated statements of financial position of International Farmland Holdings LLC and its subsidiaries as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income and comprehensive income, of changes in members’ equity and of cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Farmland Holdings LLC and its subsidiaries at December 31, 2009, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.”

Buenos Aires, Argentina.
January 12, 2011

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Mariano C. Tomatis (Partner)
       Mariano C. Tomatis

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires
T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S, R.L. es una firma miembro de la red global de PricewaterhouseCoopers International limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL, ni de cualquier otra firma miembro de la red.

Legal information

Denomination: International Farmland Holdings LLC

Legal address: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, United States of America

Company activity: Agricultural and agro-industrial
Date of registration: November 6, 2002.
Expiration of company charter: No term defined
Number of register: 3587747
Capital stock: 475,652,189 membership units

Majority members: Pampas Húmedas LLC, a Delaware limited liability company
Legal address: 888 Seventh Avenue, New York, New York 10106, United States of America
Parent company activity: Investing
Capital stock: 161,476,150 membership units

International Farmland Holdings LLC

Consolidated Statements of Financial Position
as of December 31, 2009, 2008 and 2007
(All amounts in US$ thousands, except units and per unit data and as otherwise indicated)

	Note	2009	2008	2007

ASSETS
Non-Current Assets
Property, plant and equipment, net	7	682,878	571,419	538,017
Investment property	8	21,246	—	—
Intangible assets, net	9	21,859	18,108	23,215
Biological assets	10	170,347	75,701	57,945
Investments in joint ventures	11	6,506	7,508	8,881
Deferred income tax assets	22	45,113	18,713	9,052
Trade and other receivables, net	12,13	22,065	8,612	4,018
Other assets		34	87	2,234

Total Non-Current Assets		970,048	700,148	643,362

Current Assets
Biological assets	10	60,107	50,247	44,617
Inventories	14	57,902	61,221	58,036
Trade and other receivables, net	12,13	106,212	75,928	79,158
Derivative financial instruments	12	99	2,019	258
Other financial assets	12	—	—	1,699
Cash and cash equivalents	12,15	74,806	93,360	70,686

Total Current Assets		299,126	282,775	254,454

Spin-off assets	16	—	45,311	47,231

TOTAL ASSETS		1,269,174	1,028,234	945,047

MEMBERS EQUITY
Capital and reserves attributable to equity holders of the parent
Members’ units	17	697,289	628,188	476,125
Share capital		—	—	—
Share premium		—	—	—
Cumulative translation adjustment		2,567	(89,774)	21,512
Equity-settled compensation		12,158	9,278	5,376
Retained earnings		45,062	45,327	64,661

Equity attributable to equity holders of the parent		757,076	593,019	567,674

Minority interest		80	45,409	49,191

TOTAL MEMBERS EQUITY		757,156	638,428	616,865

LIABILITIES
Non-Current Liabilities
Trade and other payables	12,20	6,822	6,090	6,788
Borrowings	12,21	203,134	4,099	62,090
Derivative financial instruments	12	280	—	—
Deferred income tax liabilities	22	107,045	94,627	109,713
Payroll and social liabilities	23	1,106	834	761
Provisions for other liabilities	24	3,326	777	3,082

Total Non-Current Liabilities		321,713	106,427	182,434

Current Liabilities
Trade and other payables	12,20	62,098	46,670	33,404
Current income tax liabilities		222	1,487	7,940
Payroll and social liabilities	23	10,079	6,025	4,855
Borrowings	12,21	103,647	224,214	97,835
Derivative financial instruments	12	12,607	4,159	1,002
Provisions for other liabilities	24	1,652	824	712

Total Current Liabilities		190,305	283,379	145,748

TOTAL LIABILITIES		512,018	389,806	328,182

TOTAL MEMBERS EQUITY AND LIABILITIES		1,269,174	1,028,234	945,047

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Consolidated Statements of Income
for the years ended December 31, 2009, 2008 and 2007
(All amounts in US$ thousands, except units and per unit data and as otherwise indicated)

					Pro Forma
					Unaudited
	Note	2009	2008	2007	2009
Sales of manufactured products and services rendered	25	183,386	117,173	69,807	183,386
Cost of manufactured products sold and services rendered	26	(180,083)	(105,583)	(63,519)	(180,083)

Gross Profit from Manufacturing Activities		3,303	11,590	6,288	3,303

Sales of agricultural produce and biological assets	25	130,217	127,036	72,696	130,217
Cost of agricultural produce sold and direct agricultural selling expenses	26	(130,217)	(127,036)	(72,696)	(130,217)
Initial recognition and changes in fair value of biological assets and agricultural produce		71,668	61,000	26,935	71,668
Changes in net realizable value of agricultural produce after harvest		12,787	1,261	12,746	12,787

Gross Profit from Agricultural Activities		84,455	62,261	39,681	84,455

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		87,758	73,851	45,969	87,758

General and administrative expenses	26	(52,393)	(45,633)	(33,765)	(52,393)
Selling expenses	26	(31,169)	(24,496)	(14,762)	(31,169)
Other operating income, net	28	13,071	17,323	2,238	13,071
Excess of fair value of net assets acquired over cost	32	—	1,227	28,979	—
Share of loss of joint ventures	11	(294)	(838)	(553)	(294)

Profit from Operations Before Financing and Taxation		16,973	21,434	28,106	16,973

Finance income	29	11,553	2,552	12,925	11,553
Finance costs	29	(34,216)	(50,860)	(12,458)	(34,216)

Financial results, net	29	(22,663)	(48,308)	467	(22,663)

(Loss)/Profit Before Income Tax		(5,690)	(26,874)	28,573	(5,690)

Income tax benefit	22	5,415	10,449	59	5,415

(Loss)/Profit for the Year		(275)	(16,425)	28,632	(275)

Attributable to:
Equity holders of the parent		(265)	(19,334)	29,170	(260)
Minority interest		(10)	2,909	(538)	(15)
(Losses)/Earnings per member unit for (loss)/ profit attributable to the equity holders of the parent during the year:
Basic	30	(0.001)	(0.047)	0.101	(0.003)
Diluted	30	n/a	n/a	0.098	n/a

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2009, 2008 and 2007
(All amounts in US$ thousands, except units and per unit data and as otherwise indicated)

	2009	2008	2007

(Loss)/Profit for the year	(275)	(16,425)	28,632
Other comprehensive income:
Exchange differences on translating foreign operations	91,293	(115,725)	19,508

Other comprehensive income/(loss) for the year	91,293	(115,725)	19,508

Total comprehensive income/(loss) for the year	91,018	(132,150)	48,140

Attributable to:
Equity holders of the parent	91,036	(130,895)	48,437
Minority interest	(18)	(1,255)	(297)

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Consolidated Statements of Changes in Members’ Equity
for the years ended December 31, 2009, 2008 and 2007
(All amounts in US$ thousands, except units and per unit data and as otherwise indicated)

	Attributable to Equity Holders of the Parent
	Members’	Cumulative					Total
	Contributed	Translation	Equity-Settled	Retained		Minority	Members’
	Capital	Adjustment	Compensation	Earnings	Subtotal	Interest	Equity

Balance at January 1, 2007	278,613	2,245	3,256	35,491	319,605	—	319,605
Total comprehensive income for the year	—	19,267	—	29,170	48,437	(297)	48,140
Employee unit options granted	—	—	2,120	—	2,120	—	2,120
Capital contribution	197,512	—	—	—	197,512	—	197,512
Minority interest in subsidiaries acquired	—	—	—	—	—	49,488	49,488

Balance at December 31, 2007	476,125	21,512	5,376	64,661	567,674	49,191	616,865

Total comprehensive loss for the year	—	(111,561)	—	(19,334)	(130,895)	(1,255)	(132,150)
Employee unit options granted	—	—	3,902	—	3,902	—	3,902
Capital contribution	152,063	—	—	—	152,063	—	152,063
Disposal of subsidiary	—	275	—	—	275	—	275
Disposal of minority interest in subsidiaries	—	—	—	—	—	(2,527)	(2,527)

Balance at December 31, 2008	628,188	(89,774)	9,278	45,327	593,019	45,409	638,428

Total comprehensive income for the year	—	91,301	—	(265)	91,036	(18)	91,018
Employee unit options granted	—	—	2,880	—	2,880	—	2,880
Capital contribution	69,101	—	—	—	69,101	—	69,101
Disposal of subsidiary	—	1,040	—	—	1,040	—	1,040
Subsidiaries spin-off	—	—	—	—	—	(45,311)	(45,311)

Balance at December 31, 2009	697,289	2,567	12,158	45,062	757,076	80	757,156

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Consolidated Statements of Cash Flows
 for the years ended December 31, 2009, 2008 and 2007
(All amounts in US$ thousands, except units and per unit data and as otherwise indicated)

	Note	2009	2008	2007

Cash flows from operating activities:
(Loss)/Profit for the year		(275)	(16,425)	28,632
Adjustments for:
Income tax benefit	22	(5,415)	(10,449)	(59)
Depreciation	7	30,059	28,144	9,129
Amortization	9	297	170	228
Gain from the disposal of other property items	28,28	(337)	(479)	(205)
Employee unit options granted	27	2,880	3,902	2,120
Loss/(gain) from derivative financial instruments	28	7,486	(1,848)	1,654
Interest expense, net	29	27,750	21,830	4,094
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(55,841)	(26,322)	(8,989)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(127)	99	(2,393)
Provision and allowances		4,013	(367)	1,785
Share of loss from joint venture	11	294	838	553
Foreign exchange (gains)/ losses, net	29	(10,903)	24,932	(5,971)
Gain from the sale of farmland businesses	28	(18,839)	(13,974)	—
Gain on acquisition of joint ventures	11,28	—	—	(4,135)
Excess of fair value of net assets acquired over cost	32	—	(1,227)	(28,979)
Changes in operating assets and liabilities:
Increase in trade and other receivables		(30,388)	(28,383)	(18,351)
Decrease/(increase) in inventories		3,442	(3,289)	(23,158)
Increase in biological assets		(20,103)	(26,813)	(10,256)
(Increase)/decrease in other assets		(5)	2,198	(112)
Decrease/(increase) in derivative financial instruments		3,162	3,720	(1,252)
Decrease in other financial assets at fair value through profit or loss		—	1,699	—
Increase/(decrease) in trade and other payables		11,508	13,039	(327)
Increase in payroll and social security liabilities		4,327	1,247	2,080
Decrease in provisions for other liabilities		(165)	(2,599)	(1,845)

Net cash from operating activities before interest and taxes paid		(47,180)	(30,357)	(55,757)

Interest paid		(25,797)	(16,312)	(5,551)
Income tax paid		(13,322)	(5,784)	(6,733)

Net cash used in operating activities		(86,299)	(52,453)	(68,041)

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	32	—	—	(127,469)
Purchases of property, plant and equipment	7	(97,817)	(186,296)	(130,171)
Purchases of intangible assets	9	(315)	—	(144)
Interest received	29	472	1,494	6,746
Proceeds from sale of property, plant and equipment	7	7,341	3,467	4,133
Proceeds from disposal of subsidiaries	16	16,425	25,146	—
Acquisition of minority interest in subsidiaries	32	—	(1,300)	—

Net cash used in investing activities		(73,894)	(157,489)	(246,905)

Cash flows from financing activities:
Capital contributions from members	17	69,101	175,453	174,122
Proceeds from long-term borrowings	21	80,000	18,605	50,689
Net increase in short-term borrowings	21	6,946	19,142	67,542

Net cash generated from financing activities		156,047	213,200	292,353

Net (decrease)/ increase in cash and cash equivalents		(4,146)	3,258	(22,593)

Cash and cash equivalents at beginning of year		93,360	70,686	106,190
Effect of exchange rate changes on cash		(14,408)	19,416	(12,911)

Cash and cash equivalents at end of year		74,806	93,360	70,686

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements
(All amounts in US$ thousands, except units and per unit data and as otherwise indicated)

1.	General information, Reorganization and reverse split of Adecoagro’s common shares

International Farmland Holdings LLC (the “Company” or “IFH”) is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, ethanol and energy; and Land transformation. Farming is further comprised of several reportable segments, which are described in detail in Note 6 to these consolidated financial statements.

The Group was established in 2002 and has subsequently grown significantly both organically and through acquisitions. The Group currently has operations in Argentina, Brazil and Uruguay. See Note 33 for a description of the Group companies.

The Company is the Group’s ultimate parent company and is a limited liability company incorporated and domiciled in Delaware, United States of America. The address of its registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, United States of America.

These consolidated financial statements have been approved for issue by the Company on January 12, 2011.

Reorganization and reverse split of Adecoagro’s common shares

On October 30, 2010, in a series of transactions as further described below, the current members of IFH completed the contribution of 98% of their respective interests in IFH on a pro rata basis to a newly formed entity, Adecoagro S.A. (“Adecoagro”), in exchange for 100% of the common shares of Adecoagro (the “Reorganization”). Adecoagro is a corporation organized under the laws of the Grand Duchy of Luxembourg principally to, among other things; facilitate an initial public offering of the Group. Adecoagro had no prior assets, holdings or operations.

In connection with the Reorganization, IFH will be converted from a limited liability company to a limited partnership and transferred a de minimis amount of its interest in IFH (0.00001%) to a newly formed wholly-owned subsidiary, Ona Ltd. (“Ona”), a Maltese corporation. Following the Reorganization, IFH is now owned 98% by Adecoagro and 2% by the current members, in each case, as Limited Partners, with the 0.00001% interest owned by Ona, as the General Partner. This 2% ownership directly held by current members of IFH does not carry any preferential treatment.

As part of the Reorganization, the Group decided to amend and restate the IFH’s “2004 Incentive Option Plan” and IFH’s “2007/2008 Equity Incentive Plan” as the “Adecoagro/IFH 2004 Stock Incentive Option Plan” and the “Adecoagro/IFH 2007/2008 Equity Incentive Plan”, respectively. In connection with the foregoing, all obligations and liabilities of IFH under its plans (including award agreements issued thereunder) have been transferred to Adecoagro S.A., and options to purchase ordinary units of IFH have been converted into options to purchase ordinary shares of Adecoagro S.A. The conversion is based on a conversion ratio that is intended to maintain in all material respects the same, and in no event greater, economic benefit to optionees as provided under the plans as in effect prior to the Reorganization.

In addition, the extraordinary general meeting of Adecoagro’s shareholders held on [          ], approved the reverse split of Adecoagro’s common shares, whereby every three shares of capital stock of Adecoagro will be converted into two shares, changing the nominal value of Adecoagro’s common shares from US$1 to US$1.5. Consequently the Adecoagro/IFH 2004 Stock Incentive Option Plan and the Adecoagro/IFH 2007/2008 Equity Incentive Plan were amended to reflect such change in the nominal value of the common shares.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The consolidated financial statements of Adecoagro at December 31, 2010 will be presented using the historical values from the consolidated financial statements of IFH. However, the issued share capital will reflect that of Adecoagro. The Reorganization will be retroactively reflected in the consolidated financial statements of Adecoagro as of that date, in the period in which the Reorganization occurred.

The unaudited pro forma consolidated statement of income column for the year ended December 31, 2009 has been prepared to illustrate the consolidated results of operations to give pro forma effect to the Reorganization and the reverse split of Adecoagro’s common shares as if both transactions had been completed as of January 1, 2009.

The pro forma adjustments principally give effect to the following items:

(1) (Loss)/ profit for the year attributable to equity holders of the parent and to minority interest reflect the recognition of the capital structure of Adecoagro S.A. based on 79,999,985 shares of common stock, the elimination of 475,652,189 membership units of IFH, and the recognition of minority interest as a 2% interest in IFH and its subsidiaries will not be held by Adecoagro S.A.

(2) Unaudited pro forma income per common share and unaudited pro forma weighted average shares outstanding for the year ended December 31, 2009 reflect the new capital structure of Adecoagro S.A. as set forth in footnote (1) above.

(3) Adecoagro will seek to rely on the participation exemption from tax on income pursuant to the laws of Luxembourg. Accordingly, the Group does not expect that the Reorganization will have a material effect on the tax liabilities of Adecoagro.

(4) The amendments to the stock options plans of the Group did not increase total fair value of the share-based payment arrangement or were otherwise beneficial to the Group’s employees. Accordingly, there is no impact in the financial position or results from operations of the Group as a result of the amendments of the stock option plans.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All IFRS issued by the IASB, effective at the time of preparing these consolidated financial statements have been applied. The Group has applied IFRS for the first time for the year ended December 31, 2008 with a transition date of January 1, 2006. Note 3 to these consolidated financial statements contains the details of the Group’s transition to IFRS and application of IFRS 1 “First Time Adoption of IFRS”.

The financial year corresponds to the calendar year. The consolidated statements of income, of changes in members’ equity, of comprehensive income and of cash flows include two comparative years.

Presentation in the statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within the normal business cycle of the Group, or are held for sale. The consolidated financial statements are presented in United States Dollars.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The consolidated financial statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and biological assets measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

(a)	Standards, amendments and interpretations to existing standards effective in 2009 and adopted by the Group in 2009

The following standards, amendments and interpretations to existing standards have been published and were mandatory for the Group as of January 1, 2009:

In March 2009, the IASB issued amendments to IFRS 7 “Financial Instruments: Disclosures”. The amendments are entitled “Improving Disclosures about Financial Instruments — Amendments to IFRS 7” and also contain minor changes to IFRS 4 “Insurance Contracts”. The amendments to IFRS 7 relate to disclosures about fair value measurements and disclosures about liquidity risk. The disclosures about fair value measurements specify that a table must be provided for each class of financial instruments on the basis of a three-level fair value hierarchy. The scope of the disclosure requirements is also expanded. A distinction is made between three measurement categories:

•	Level 1: At the top level of the fair value hierarchy, fair values are determined based on quoted prices because the best objective evidence of the fair value of a financial asset or financial liability is quoted prices in an active market;

•	Level 2: If the market for a financial instrument is not active, an entity can establish fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable willing parties, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs;

•	Level 3: The valuation techniques used at this level are not based on observable market data

Disclosures about liquidity risk are also clarified and expanded. For example, the maturity analysis must be divided into disclosures about derivative and non-derivative financial liabilities.

In May 2008, the IASB amended IAS 36, “Impairment of assets” as part of the IASB’s annual improvements project published in 2008. The amendment requires entities to provide disclosures equivalent to those for value-in-use calculations where fair value less costs to sell is calculated on the basis of discounted cash flows. The amendment to IAS 36 is effective for annual periods beginning on or after January 1, 2009. The adoption of the amendment did not have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2008, the IASB amended IAS 41, “Agriculture” as part of the IASB’s annual improvements project published in 2008. The amendment requires the use of a market-based discount rate where fair value calculations are based on discounted cash flows and the removal of the prohibition on taking into account biological transformation when calculating fair value. The amendment to IAS 41 is effective for annual periods beginning on or after January 1, 2009. The adoption of the amendment did not have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

In February 2008, the IASB amended IAS 32 “Financial Instruments: Presentation” and IAS 1 “Presentation of Financial Statements” with respect to the balance sheet classification of puttable financial instruments and obligations arising only on liquidation as equity or liabilities. As a result of the amendments, some financial instruments that currently meet the definition of a financial liability will be classified as equity. The amendments have detailed criteria for identifying such instruments, but they generally would include:

•	Puttable instruments that are subordinate to all other classes of instruments and that entitle the holder to a pro rata share of the entity’s net assets in the event of the entity’s liquidation. A puttable instrument is a financial instrument that gives the holder the right to put the instrument back to the issuer for cash or another financial asset or is automatically put back to the issuer on the occurrence of an uncertain future event or the death or retirement of the instrument holder.

•	Instruments, or components of instruments, that are subordinate to all other classes of instruments and that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation.

The amendments to IAS 32 and IAS 1 are effective for annual periods beginning on or after January 1, 2009. The adoption of the amendments did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

In January 2008, the IASB published the revised standard IFRS 2 “Share-based Payment — Vesting Conditions and Cancellations.” It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2009. The adoption of the amendments did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2008, the IASB amended IAS 38, “Intangible assets” as part of the IASB’s annual improvements project published in 2008. The amendment establishes that a prepayment may only be recognized in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The amendment to IAS 38 is effective for annual periods beginning on or after January 1, 2009. The adoption of the amendment did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2008, the IASB amended IAS 16, “Property, plant and equipment” and IAS 7, “Statement of cash flows” as part of the IASB’s annual improvements project published in 2008. Entities whose ordinary activities comprise renting and subsequently selling assets present proceeds from the sale of those assets as revenue and should transfer the carrying amount of the asset to inventories when the asset becomes held for sale. A consequential amendment to IAS 7 states that cash flows arising from purchase, rental and sale of those assets are classified as cash flows from operating activities. The amendments to IAS 16 and IAS 7 are effective for annual periods beginning on or after January 1, 2009. The adoption of the amendments did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows because none of the Group’s ordinary activities comprise renting and subsequently selling assets.

In May 2008, the IASB amended IAS 19, “Employee benefits” as part of the IASB’s annual improvements project published in 2008. The amendment clarifies that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

results in a reduction in the present value of the defined benefit obligation. The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation. The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. IAS 37, “Provisions, contingent liabilities and contingent assets”, requires contingent liabilities to be disclosed, not recognized. IAS 19 has been amended to be consistent. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2009. The adoption of the amendments did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2008, the IASB amended IAS 20, “Accounting for government grants and disclosure of government assistance” as part of the IASB’s annual improvements project published in 2008. The amendment requires a benefit of a below market rate government loan be measured as the difference between the carrying amount in accordance with IAS 39, “Financial instruments: Recognition and measurement”, and the proceeds received with the benefit accounted for in accordance with IAS 20. The amendment to IAS 20 is effective for annual periods beginning on or after January 1, 2009. The adoption of the amendment did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows because the Group has not received any loans from the government with these features.

In May 2008, the IASB amended IAS 27, “Consolidated and separate financial statements” as part of the IASB’s annual improvements project published in 2008. The amendment establishes that where an investment in a subsidiary that is accounted for under IAS 39, “Financial instruments: recognition and measurement”, is classified as held for sale under IFRS 5, “Non-current assets held-for-sale and discontinued operations”, IAS 39 would continue to be applied. The amendment to IAS 27 is effective for annual periods beginning on or after January 1, 2009. The adoption of the amendment did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2008, the IASB amended IAS 28, “Investments in associates”, IAS 32, “Financial Instruments: Presentation” and IFRS 7, “Financial instruments: Disclosures” as part of the IASB’s annual improvements project published in 2008. The amendments require that where an investment in associate is accounted for in accordance with IAS 39 “Financial instruments: recognition and measurement”, only certain rather than all disclosure requirements in IAS 28 need to be made in addition to disclosures required by IAS 32 and IFRS 7. In addition, the amendments establish that an investment in an associate is treated as a single asset for the purposes of impairment testing. Any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The amendments to IAS 28 and consequential amendments to IAS 32 and IFRS 7 are effective for annual periods beginning on or after January 1, 2009. The adoption of the amendments did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows because the Group does not currently have any associates.

In May 2008, the IASB amended IAS 29, “Financial reporting in hyperinflationary economies” as part of the IASB’s annual improvements project published in 2008. The guidance has been amended to reflect the fact that a number of assets and liabilities are measured at fair value rather than historical cost. The amendment to IAS 29 is effective for annual periods beginning on or after January 1, 2009. The adoption of the amendment did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows as none of the Group’s subsidiaries or associates currently operate in hyperinflationary economies.

In May 2008, the IASB amended IAS 31, “Interests in joint ventures” and IAS 32, “Financial Instruments: Presentation” and IFRS 7, “Financial Instruments: Disclosures” as part of the IASB’s annual

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

improvements project published in 2008. The amendments require that where an investment in a joint venture is accounted for in accordance with IAS 39, only certain rather than all disclosure requirements in IAS 31 need to be made in addition to disclosures required by IAS 32 and IFRS 7. The amendments to IAS 31 and consequential amendments to IAS 32 and IFRS 7 are effective for annual periods beginning on or after January 1, 2009. The adoption of the amendments did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows because the Group accounts for investments in joint ventures under the equity method.

In May 2008, the IASB amended IAS 38, “Intangible assets” as part of the IASB’s annual improvements project published in 2008. The amendment deletes the wording that states that there is ‘rarely, if ever’ support for use of a method that results in a lower rate of amortization than the straight-line method. The amendment to IAS 38 is effective for annual periods beginning on or after January 1, 2009. The adoption of the amendment did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2008, the IASB amended IAS 40, “Investment property” and IAS 16, “property, plant and equipment” as part of the IASB’s annual improvements project published in 2008. The amendments establish that property that is under construction or development for future use as investment property is within the scope of IAS 40. Where the fair value model is applied, such property is, therefore, measured at fair value. However, where fair value of investment property under construction is not reliably measurable, the property is measured at cost until the earlier of the date construction is completed and the date at which fair value becomes reliably measurable. The amendments to IAS 40 and consequential amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2009. The adoption of the amendments did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows because the Group does not currently have any property that is under construction or development for future use as investment property.

(b)	Standards, amendments and interpretations to existing standards effective in 2009 but have been early adopted by the Group in prior periods.

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2009 or later periods, but the Group has early adopted them on transition to IFRS as of January 1, 2006.

In November 2006, the IASB issued IFRS 8, “Operating segments”. IFRS 8 replaces IAS 14, “Segment reporting”, and aligns segment reporting with the requirements of the US standard Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about segments of an enterprise and related information”. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. In addition, the segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker.

In September 2007, the IASB issued an amendment to IAS 1 “Presentation of Financial Statements: A Revised Presentation.” IAS 1 (Revised) uses the terms “statement of financial position” (previously “balance sheet”) and “statement of cash flows” (previously “cash flow statement”) and introduces a new element of financial statements termed “statement of comprehensive income.” Use of the new terminology, however, is not mandatory. The revised standard prohibits the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All non-owner changes in equity are required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the statement of income and statement of

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

comprehensive income). Where entities restate or reclassify comparative information, they are required to present a restated statement of financial position as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Group has elected to present the statement of income and statement of comprehensive income separately.

In May 2008, the IASB amended IAS 1, “Presentation of financial statements” as part of the IASB’s annual improvements project published in 2008. The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS 39, “Financial instruments: Recognition and measurement” are examples of current assets and liabilities respectively.

In March 2007, the IASB issued an amendment to IAS 23 “Borrowing Costs”. The amendment to the standard mainly relates to the elimination of the option of immediately recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. An entity is therefore required to capitalize borrowing costs as part of the cost of the qualifying assets. A qualifying asset in this context is an asset that takes a substantial period of time to get ready for its intended use or sale. The revised standard does not allow the capitalization of borrowing costs relating to assets measured at fair value, and inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial period of time to get ready for use or sale. The standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.

(c)	Standards, amendments and interpretations to existing standards that are effective in 2009 but not relevant to the Group’s operations.

In May 2008, the IASB published amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and IAS 27 “Consolidated and Separate Financial Statements.” The amendments to IFRS 1 allow first-time adopters a series of simplifications to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in separate financial statements. The amendments to IAS 27 relate to reorganizations within a group and provide for the new parent to measure the cost of its investment in the previous parent at the carrying amount of its share of the equity items shown in the separate financial statements of the previous parent at the date of the reorganization. The amendments are effective for annual periods beginning on or after January 1, 2009. The amendments did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows since all subsidiaries of the Group transitioned to IFRS on January 1, 2006.

In July 2008, the IFRIC released IFRIC 15 “Agreements for the Construction of Real Estate.” IFRIC 15 relates to accounting for revenue and associated expenses by entities that undertake the construction of real estate and sell these items before construction is completed. The interpretation defines criteria for accounting in accordance with either IAS 11 “Construction Contracts” or IAS 18 “Revenue.” The provisions of IFRIC 15 are effective for annual periods beginning on or after January 1, 2009. The adoption of IFRIC 15 did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows because all revenue transactions are accounted for under IAS 18.

In July 2008, the IFRIC issued IFRIC 16 “Hedges of a Net Investment in a Foreign Operation.” IFRIC 16 relates to the application of net investment hedges. Basically, the interpretation states which risks can be defined as hedged risk and where the hedging instrument can be held. Hedge accounting may be applied only to the foreign exchange differences arising between the functional currency of the foreign operation and the parent entity’s functional currency. The derivative or non-derivative hedging instrument(s) may be held by any entity or entities within the group (except the foreign operation that itself is being hedged), as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied. The provisions of IFRIC 16 are effective for annual periods beginning on or after October 1, 2008.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The adoption of IFRIC 16 did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

In January 2009, the IFRIC released IFRIC 18 “Transfers of Assets from Customers”. The interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for transfers of assets from customers received on or after July 1, 2009 and applies prospectively. Earlier application is permitted under certain circumstances. The adoption of IFRIC 18 did not have an impact on the presentation of our results of operations, financial position or cash flows.

(d)	Standards, amendments and interpretations to existing standards that are not yet effective.

The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2010 or later periods and the Group has not early adopted them:

In January 2008, the IASB published the revised standards IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements.” These standards are the result of the second phase of the project carried out together with the Financial Accounting Standards Board (FASB) to reform the accounting methodology for business combinations. The main changes revised IFRS 3 will provide are as follows:

•	The revised standard gives the option of measuring non-controlling interests either at fair value or at the proportionate share of the identifiable net assets. This choice can be exercised for each business combination individually.

•	In a business combination achieved in stages (step acquisition), the acquirer shall remeasure its previously held equity interest in the acquiree at the date the acquirer obtains control. Goodwill shall then be determined as the difference between the remeasured carrying amount plus consideration transferred for the acquisition of the new shares and any non-controlling interest, minus net assets acquired.

•	Contingent consideration shall be measured at fair value at the acquisition date and classified either as equity, or as asset or liability at the acquisition date. Contingent consideration shall be recognized subsequently in accordance with the classification determined at the acquisition date.

•	Acquisition-related costs incurred in connection with business combinations shall be recognized as expenses.

•	For changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be remeasured subsequently.

•	According to the revised IFRS 3, effects from the settlement of relationships existing prior to the business combination shall not be part of the exchange for the acquiree.

•	In contrast to the previous version of IFRS 3, the revised standard governs the recognition and measurement of rights that were granted to another entity prior to the business combination and which are now reacquired as part of the business combination (reacquired rights).

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The main changes that revised IAS 27 will make to the existing requirements are as described below:

•	Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control shall only be accounted for within equity.

•	If a parent loses control of a subsidiary it shall derecognize the consolidated assets and liabilities. The new requirement is that any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost; any differences resulting from this shall be recognized in profit or loss.

•	When losses attributed to the minority (non-controlling) interests exceed the minority’s interests in the subsidiary’s equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

The revised IFRS 3 shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Earlier application is permitted, however, at the earliest from the beginning of an annual reporting period that begins on or after June 30, 2007. The provisions of IAS 27 shall be effective for annual reporting periods beginning on or after July 1, 2009. Earlier application is permitted. However, the earlier application of one of these two standards requires that the other standard be also applied at the same earlier time. The Group will adopt the amendments to IFRS 3 and IAS 27 for business combinations and transactions with subsidiaries beginning on January 1, 2010.

In June 2009, the IASB issued amendments to IFRS 2 “Share-based Payment”. The amendments relate to the accounting for group-settled share-based payment transactions, stating that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services irrespective of which entity within the group settles the transaction. The amendments to IFRS 2 also incorporate guidance previously included in IFRIC 8 “Scope of IFRS 2” and IFRIC 11 “Group and Treasury Share Transactions”. As a result, the IASB has withdrawn IFRIC 8 and IFRIC 11. The amendments to IFRS 2 shall be applied retrospectively for annual periods beginning on or after January 1, 2010. The amendments are not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In April 2009, the IASB amended IAS 38, “Intangible Assets” as part of the second IASB’s annual improvements project published in 2009. The Group will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives.

In April 2009, the IASB amended IFRS 5, “Measurement of non-current assets (or disposal groups) classified as held-for-sale” as part of the second IASB’s annual improvements project published in 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Group will apply IFRS 5 (amendment) from January 1, 2010. It is not expected to have a material impact on the Group’s financial statements.

In April 2009, the IASB amended IAS 1, “Presentation of financial statements” as part of the second IASB’s annual improvements project published in 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non current. By amending the definition of current liability, the amendment permits a liability to be classified as

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group will apply IAS 1 (amendment) from January 1, 2010. It is not expected to have a material impact on the Group’s financial statements.

In October 2009, the IASB issued an amendment to IAS 32 “Financial Instruments: Presentation”. The amendment clarifies the classification of rights issues as equity or liabilities in cases where rights issues are denominated in a currency other than the functional currency of the issuer. As hitherto such rights issues were recorded as derivative liabilities. The amendment requires that rights issues offered pro rata to all of an entity’s existing shareholders are classified as equity, irrespective of the currency in which the exercise price is denominated. The amendment to IAS 32 shall be applied for annual periods beginning on or after February 1, 2010. The amendment is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In November 2009, the IASB issued amendments to IAS 24 “Related Party Disclosures”. Until now, entities being controlled or significantly influenced by a government were required to disclose all transactions with other entities being controlled or significantly influenced by the same government. The amendments only require disclosures about individually or collectively significant transactions. The amendments to IAS 24 shall be applied retrospectively for annual periods beginning on or after January 1, 2011. The amendments are not expected to have an impact on the presentation of the Group’s results of operations, financial position or cash flows.

In November 2009, the IASB issued IFRS 9 “Financial Instruments”. The standard incorporates the first part of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 prescribes the classification and measurement of financial assets. The remaining phases of the project, dealing with the classification and measurement of financial liabilities, impairment of financial instruments and hedge accounting, as well as a further project regarding derecognition, have not yet been finalized. The IASB expects to completely replace IAS 39 by the end of 2010. IFRS 9 requires that financial assets are subsequently measured either “at amortized cost” or “at fair value”, depending on whether certain conditions are met. In addition, IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the “at amortized cost” category, to be “at fair value” if that designation eliminates or significantly reduces measurement or recognition inconsistencies. The prescribed category for equity instruments is at fair value through profit or loss, however, an entity may irrevocably opt for presenting all fair value changes of equity instruments not held for trading in Other Comprehensive Income. Only dividends received from these investments are reported in profit or loss. IFRS 9 shall be applied retrospectively for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Group is currently analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

In November 2009, the IASB issued IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”. The interpretation gives guidance in interpreting IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to fully or partially settle the financial liability. IFRIC 19 clarifies that the entity’s equity instruments issued to a creditor are part of the consideration paid to fully or partially extinguish the financial liability. In addition, the equity instruments issued are measured at their fair value. If the fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. Any difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period. IFRIC 19 shall be applied retrospectively for annual periods beginning on or after July 1, 2010. The adoption

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

of IFRIC 19 is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

(e)	Standards, amendments and interpretations to existing standards that are not yet effective and not relevant to Group’s operations.

In July 2008, the IASB published an amendment to IAS 39 “Financial Instruments: Recognition and Measurement.” The amendment “Eligible Hedged Items” explicitly allows designating only changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment sets forth the conditions for such a partial designation. The amendment shall be applied retrospectively for annual periods beginning on or after July 1, 2009. The amendment is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In November 2008, the IASB issued the revised standard IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The revised provisions of IFRS 1 are effective for annual periods beginning on or after July 1, 2009. In addition, IFRS 1 has been amended in July 2009 and January 2010 adding additional exceptions for first-time adopters. All amendments to IFRS 1 are not relevant for the Group’s financial reporting.

In November 2008, the IFRIC published IFRIC 17 “Distributions of Non-Cash Assets to Owners.” The interpretation relates to the timing of recognition of liabilities in connection with non-cash dividends paid (e.g. property, plant and equipment) and how to measure them. In addition, the interpretation relates to how to account for differences between the carrying amount of the assets distributed and the carrying amount of the dividend payable. The provisions of IFRIC 17 are effective for annual periods beginning on or after July 1, 2009. The adoption of IFRIC 17 is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In November 2009, the IASB issued “Prepayments of a Minimum Funding Requirement”, an amendment to IFRIC 14, which is an interpretation of IAS 19 “Employee Benefits”. The amendment applies under the limited circumstances that an entity is subject to minimum funding contributions and refers to voluntary prepayments meeting the requirements of such contributions. The amendment permits an entity to treat the benefit of such an early payment as an asset. The amendment has an effective date for mandatory adoption of January 1, 2011. Retrospective adoption is required. The amendment is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

2.2.	Scope of consolidation

The consolidated financial statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. The consolidated financial statements also include the Group’s share of the after-tax results of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The Group accounts for acquisitions using the purchase method of accounting as prescribed by IFRS 3. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income under the line item “Excess of fair value of net assets acquired over cost” (negative goodwill). (See Note 32 for details).

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)	Transactions and minority interests

Minority interests are shown as a component of equity in the statement of financial position and the share of profit attributable to minority interests is shown as a component of profit or loss for the year in the consolidated statement of income.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the statement of income. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(c)	Joint ventures

An entity is regarded as a joint venture if the Group has joint control over its operating and financial policies. Joint ventures are accounted for under the equity method where the Group’s statement of income includes its share of their profits and losses and the Group’s statement of financial position includes its share of their net assets.

Where the Group contributes a business, or other non-monetary assets for an interest in a subsidiary, joint venture or associate, such transactions are recorded so that the reduction in ownership of the business being contributed is accounted for as a disposal while the increased interest in the enlarged Group or new interest in the business contributed by other parties to the transaction is accounted for as an acquisition. Fair values are applied to those operations which are subject to the exchange and which have not previously been held within the Group. Any loss or gain resulting from the transaction is recorded in the income statement.

2.3.	Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker. The Management Committee of the Group is responsible for measuring and steering the business success of the segments and is considered the chief operating decision maker within the meaning of IFRS 8.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

2.4.	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US dollars, which is the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

Foreign exchange gains and losses are presented in the statement of income within ‘Finance income’ or ‘Finance cost’, as appropriate.

(c)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•	income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5.	Property, plant and equipment

Property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the period in which they are incurred.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Farmland is not depreciated. Depreciation on other assets is calculated using the straight-line method, to allocate their cost to their residual values over their estimated useful lives, as follows:

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (See Note 2.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘Other operating income, net’ in the statement of income.

2.6.	Investment property

Investment property consists of farmland held to earn rentals or for capital appreciation and not used in production or for administrative purposes. Investment property is measured at cost less any impairment losses. Rental income from investment property is recorded in the Group’s net sales.

2.7.	Leases

The Group classifies its leases at the inception as finance or operating leases. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included as ‘Borrowings’ in the statement of financial position. The interest element of the finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

2.8.	Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is computed as the excess of the cost of an acquisition over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date and is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill arising on the acquisition of subsidiaries is included within “Intangible Assets” on the statement of financial position, whilst goodwill arising on the acquisition on joint ventures forms part of the carrying amount of the investments and tested for impairment as part of the overall balance.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (See Note 2.11).

2.9.	Negative goodwill

Negative goodwill represents the excess of fair value of the Group’s share of net asset of the acquired subsidiary over the cost of an acquisition. Negative goodwill is recognized as ‘Excess of fair value of net assets acquired over cost’ in the statement of income. Prior to its recognition, the Company reassesses the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the combination’s cost.

2.10.	Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and impairment losses. These intangible assets comprise trademarks and computer software and are amortized in the statement of income on a straight-line basis over their estimated useful lives estimated to be 10 to 20 years and 3 to 5 years, respectively.

Intangible assets created within the business are not capitalized and expenditure is charged to the statement of income in the year in which the expenditure is incurred.

2.11.	Impairment of assets

Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. See Note 5 (c) for details.

Property, plant and equipment and finite lived intangible assets

At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

2.12.	Biological assets

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower and rice), sugarcane and coffee and livestock (growing herd and cattle for sale).

The Group distinguishes between consumable and bearer biological assets, and between mature and immature biological assets. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for the production of meat and/or livestock held for sale. “Bearer” biological assets are those assets capable of producing more than one harvest, for example sugarcane or livestock from which raw milk is produced. “Mature” biological assets are those that have attained harvestable specifications (for consumable biological assets) or are able to sustain regular harvests (for bearer biological assets). “Immature” biological assets are those assets other than mature biological assets.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others. Costs that are expensed as incurred include administration and other general overhead and unallocated production overhead, among others.

Biological assets, both at initial recognition and at each subsequent measurement reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value, when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise.

Where there is an active market for a biological asset or agricultural produce, quoted market prices in the most relevant market are used as a basis to determine the fair value. Otherwise, when there is no active market or market-determined prices are not available, fair value of biological assets is determined through the use of valuation techniques. Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of our agricultural produce at the point of harvest is generally derived from market determined prices. A general description of the determination of fair values based on the Company’s business segments follow:

•	Growing crops:

Growing crops, for which biological transformation is not significant, are measured at cost less accumulated impairment losses, if any, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

the assets. Gains and losses arising from such measurements are included in the statement of income in the period in which they arise under the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.

The fair value of growing crops excluding sugarcane and coffee is measured based on a formula, which takes into consideration the estimated crop yields, estimated market prices and costs, and discount rates. Yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops to be obtained. The tons are then multiplied by a net cash flow determined as the actual crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

•	Growing herd and cattle:

Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. Gains and losses arising from animal growth and changes in livestock numbers are included in the statement of income in the period in which they arise, under the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”. The fair value of livestock is determined based on the actual selling prices less estimated point-of-sale costs on the markets where the Group operates.

•	Coffee:

Coffee trees, for which biological transformation is not significant, are measured at cost less accumulated impairment losses, if any, which approximates fair value. Expenditure on growing coffee trees includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

The fair value of coffee trees aged eighteen months and older (being the age at which coffee becomes marketable), is based on the market price of the estimated coffee volumes, net of harvesting and transportation costs and discounted at an appropriate factor. The coffee trees are accounted for as plantations and are generally felled after their optimum economic age for use has expired, generally 18 years. Coffee cultivation also considers the evaluation of fair values, based on the expectation of an eighteen-year production cycle, the first harvesting of which is made two years after planting. The prices are determined based on future quotations of the Brazilian and foreign capital markets. Revenues are generated by production per sack expected for each pivot. The cultivation cost considers own land, cultivation, treatment, harvesting cost and processing. These projections generate cash flows for each production year, which, after being adjusted to present value at the discount rate, are the basis to determine the fair value of coffee.

•	Sugarcane root:

The fair value of sugar cane root depends on the variety, location and maturity (being the age at which it becomes marketable), and is based on the sugar cane market price of the estimated sugar cane volume and estimated sucrose content, net of harvesting and transport costs. The sugar canes are accounted for as plantations and are generally felled after their optimum economic age for use has expired.

Sugar cane roots, for which biological transformation is not significant, are measured at cost less accumulated impairment losses, if any, which approximates fair value. Expenditure on sugar cane roots includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Standing cane, after a point where biological transformation is significant, are measured at fair value. Fair value depends on variety, location and maturity (being the age at which it becomes marketable) and is based on average future sugar cane market price of estimated sugar cane volumes and sucrose contents, net of harvesting and transportation costs.

The fair value of standing cane is determined based on the average future market prices of sugar cane for each year based on published information, applied to the estimated sugar cane volumes, net of estimated costs, relating to treatment, harvesting, land lease and other expenses to be incurred to deliver the sugar cane to the industrial plant.

The fair value of sugar cane root cultivation considers the estimated revenue based on a projection of harvests, which will produce sugar, ethanol and energy, or raw sugar cane, which can be traded. The prices are based on the best estimated future profitability, considering the expected production for each type of cane per parcel of land, as well as on market information available at the time of each analysis and production mix of each company using cane as raw material. The cash flows are discounted at a discount rate, which reflects current market assessment of the time value of money and risks involved.

2.13.	Inventories

Inventories comprise of raw materials, finished goods (including harvested agricultural produce and manufactured goods) and others.

Harvested agricultural produce (except for rice and milk) are perpetually measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

All other inventories (including rice and milk) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method.

2.14.	Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Financial assets are classified as current if realization within 12 months is expected. Otherwise, they are classified as non-current. For all years presented, the Group’s financial assets at fair value through profit or loss comprise mainly derivative financial instruments. For the year ended December 31, 2007, financial assets also included an investment in a money market fund.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

after the date of the statement of financial position. The Group’s loans and receivables comprise ‘trade and other receivables’ and ‘cash and cash equivalents’ in the statement of financial position.

(c)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the statement of income within ‘Other operating income, net’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of income as part of ‘Other operating income, net’ when the Group’s right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2.16.

(d)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.15.	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

The Group manages exposures to financial and commodity risks using hedging instruments that provide the appropriate economic outcome. The principal hedging instruments used may include commodity future contracts, put and call options, foreign exchange forward contracts and interest rate swaps. The Group does not use derivative financial instruments for speculative purposes.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IAS 39, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Any derivatives that the Group holds to hedge these exposures are classified as ‘held for trading’ and are shown in a separate line on the face of the statement of financial position. Gains and losses on commodity derivatives are classified

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

within ‘Other operating income, net’. Gains and losses on interest rate and foreign exchange rate derivatives are classified within ‘Financial results, net’.

2.16.	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables. An allowance for trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of income within selling expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of income.

2.17.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.18.	Trade payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.19.	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the date of the statement of financial position. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

2.20.	Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.21.	Current and deferred income tax

The Company is a limited liability company domiciled in Delaware, United States of America and elected to be treated as a partnership for United States federal income tax purposes. Accordingly, a provision for federal income taxes for the Company is not recorded in the Group’s consolidated financial statements. Taxable income or loss of the Company will be included in the income tax returns of the members.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Accordingly, the Group’s tax expense for the year comprises the charge for tax currently payable and deferred taxation attributable to the Group’s subsidiaries. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the date of the statement of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

2.22.	Revenue recognition

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle is measured at fair value with changes therein recognized in the statement of income as they arise. Harvested produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income. See Notes 2.12 and 2.13 for additional details.

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, coffee, ethanol, sugar, among others). Sales of manufacturing products are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts as applicable. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For export shipments, transfer occurs upon loading of the goods onto the relevant carrier.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

In December 2009, the Group began leasing owned farmland property to third parties under agreements that do not transfer substantially all the risks and rewards of ownership to lessees. The leased assets are included within investment property on the Group’s statement of financial position. Rental income is recognized on a straight-line basis over the period of the lease. Rental income for the year ended December 31, 2009 has been immaterial.

The Group is a party to a 10-year power agreement for the sale of electricity. The delivery period starts in May and ends in November. Prices under the agreements are adjusted annually for inflation. In addition, as from 2010, the Group will deliver electricity under a 15-year contract which delivery period starts in April and ends in November of each year. Prices are adjusted annually for inflation. Revenue related to the sale of electricity is recorded based upon output delivered.

2.23.	Farmlands sales

The Group’s strategy is to profit from land appreciation value generated through the transformation of its productive capabilities. Therefore, the Group may seek to realize value from the sale of farmland assets and businesses.

Farmland sales are not recognized until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred to the buyer the risk of ownership, and does not have a continuing involvement. Gains from “farmland sales” are included in the statement of income under the line item “Other operating income, net”.

2.24.	Earnings per member unit

Basic earnings per unit is calculated by dividing the profit for the period attributable to equity holders of the parent by the weighted average number of ordinary units in issue during the year. Diluted earnings per unit has been computed by applying the ‘treasury stock’ method, under which earnings per unit data is computed as if the options were exercised at the beginning of the period, or if later, on issue and as if the funds obtained thereby were used to purchase common stock.

2.25.	Dividend distribution

Dividend distribution to the Group’s members is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Management Committee.

2.26.	Equity-settled unit-based payments

The Group issues equity settled unit-based payments to certain directors, top management and employees. A fair value for the equity settled awards is measured at the date of grant. Management measures the fair value using the valuation technique that they consider to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

2.27.	Termination benefitts

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to their present value.

2.28.	Assets held for sale and discontinued operations

When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the statement of income, separate from the other results of the Group. Assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a disposal rather than through continuing use. This condition is regarded as met only when management is committed to the sale (disposal), the sale (disposal) is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale (disposal) in its present condition. The statements of income for the comparative periods are represented to show the discontinued operations separate from the continuing operations.

2.29.	Research and development

Research phase expenditure is expense as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.

3.	Explanation of transition to IFRS

The Group prepared its consolidated financial statements under IFRS for the first time for its financial year ended December 31, 2008, which included comparative financial information for the years ended December 31, 2007 and 2006. The opening IFRS consolidated statement of financial position was prepared as of January 1, 2006 (date of transition to IFRS in accordance with IFRS 1 “First Time Adoption of IFRS”). The Group adopted IFRS as issued by the IASB. The application of IFRS 1 required that the Group adopted accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements. These accounting policies were applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS consolidated financial statements.

Prior to the adoption of IFRS, the Group was not required and did not prepare a complete set of consolidated financial statements under generally accepted accounting principles in the United States of America (US GAAP), its country of domicile. However, the Group prepared certain condensed financial information on a cash basis for its members’ tax purposes only. The holding did not have significant balances and transactions other than its investments in the subsidiaries forming the Group. Accounts of the Group’s subsidiaries were not consolidated in the preparation of that financial information; rather the investments in the subsidiaries were carried under the cost basis of accounting and no foreign currency translation procedures were followed. The financial information was presented in US dollars, the Group’s presentation currency.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

In accordance with IFRS 1, assets and liabilities were recognized and measured in accordance with those IFRSs required to be applied as of December 31, 2008. The resulting differences between the IFRS carrying amounts and the carrying amounts of assets and liabilities in the statement of financial position previously prepared for tax purposes as of January 1, 2006 were recognized directly in equity at the date of transition to IFRS.

IFRS 1 requires that an entity explain how the transition from previous GAAP to IFRSs affected its reported financial position, financial performance and cash flows. As described above, since the Group neither prepared nor reported a complete set of financial statements in the past, these reconciliations from previous GAAP to IFRS were not required.

In addition, IFRS 1 prohibits retrospective application of some aspects of IFRS relating to: (a) derecognition of financial assets and liabilities; (b) hedge accounting; (c) estimates; and (d) assets classified as held for sale and discontinued operations. These four areas were not applicable for the Group on transition to IFRS.

Certain optional exemptions to this general principle are available under IFRS 1 and the significant first-time adoption choices made by the Group were as follows:

Business combinations exemption

Prior to transition date, the Group had recognized its investment acquisitions at acquisition cost without performing any purchase price allocations. The Group did not make use of the business combinations exemption in IFRS 1 and applied IFRS 3 retrospectively to all business combinations prior to transition date.

Fair value as deemed cost exemption

Under IFRS 1, entities that have revalued their assets at fair values at one particular date prior to first-time adoption because of a specific event may establish these fair values as deemed cost and account for them from the date of the revaluation in accordance with the IFRSs effective at the date of preparation of the first IFRS financial statements. The Group applied this exemption and used the fair values of assets recognized in business combinations occurred prior to transition date as the deemed cost of the assets under IFRS as of January 1, 2006. These figures were carried in accordance with IFRS on subsequent measurement for the period from the respective acquisitions to January 1, 2006 (date of preparation of the opening IFRS consolidated statement of financial position).

Cumulative translation differences exemption

The Group elected to reset the foreign currency translation reserve to zero at January 1, 2006. Going forward, amounts taken to reserves on the retranslation of foreign subsidiaries are recorded in a separate foreign currency translation reserve and included in the future calculation of profit or loss on sale of the subsidiary.

Share-based payment transactions exemption

The Group elected to apply IFRS 2, “Share Based Payment” only to equity-settled awards that had not vested as of January 1, 2006 and were granted on or after November 7, 2002.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

4.	Financial risk management

Risk management principles and processes

The Group’s activities are exposed to a variety of financial risks. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures.

The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Strategy Committee, which focuses on timely and appropriate management of risk. This Strategy Committee has overall accountability for the identification and management of risk across the Group.

The principal financial risks arising from financial instruments are raw material price risk, end-product price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The Group’s cash flows, statement of income and statement of financial position are reported in US dollars and may be affected by fluctuations in exchange rates. Currency risks as defined by IFRS 7 arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.

A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. To date, transactions denominated in currencies other than the respective functional currencies are denominated in US dollars. There are significant monetary balances held by the Group companies at each year-end that are denominated in US dollars (non-functional currency).

The Group’s net financial position exposure to the US dollar is managed on a case-by-case basis, partly by hedging certain expected cash flows with foreign exchange derivative contracts.

The following tables show a breakdown of the Group’s net monetary position in various currencies for each functional currency in which the Group operates for all the periods presented. All amounts are shown in US dollars.

	2009
	Functional Currency
	Argentine	Brazilian	Uruguayan
Net Monetary Position (Liability)/Asset	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	25,438	—	—	—	25,438
Brazilian Reais	—	(28,337)	—	—	(28,337)
US Dollar	(86,786)	(148,252)	(2,483)	52,471	(185,050)
Uruguayan Peso	—	—	5,260	—	5,260

Total	(61,348)	(176,589)	2,777	52,471	(182,689)

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

	2008
	Functional Currency
	Argentine	Brazilian	Uruguayan
Net Monetary Position (Liability)/Asset	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	(17,028)	—	—	—	(17,028)
Brazilian Reais	—	(29,343)	—	—	(29,343)
US Dollar	(45,461)	(106,180)	(3,105)	83,959	(70,787)
Uruguayan Peso	—	—	547	—	547

Total	(62,489)	(135,523)	(2,558)	83,959	(116,611)

	2007
	Functional Currency
	Argentine	Brazilian	Uruguayan
Net Monetary Position (Liability)/Asset	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	(10,393)	—	—	—	(10,393)
Brazilian Reais	—	(37,685)	—	—	(37,685)
US Dollar	(25,074)	(56,667)	1,080	74,170	(6,491)
Uruguayan Peso	—	—	(9)	—	(9)

Total	(35,467)	(94,352)	1,071	74,170	(54,578)

Based on the tables above, the Group’s analysis is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimates that, other factors being constant, a 10% devaluation (revaluation) of the respective functional currencies against the US dollar at year-end would (increase) or decrease (Loss) Before Income Tax for the years ended December 31, 2009 and 2008, and would (decrease) or increase Profit Before Income Tax for the year ended December 31, 2007, as described in the tables below:

2009
Functional Currency
	Argentine	Brazilian	Uruguayan
Net Monetary Position	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(8,679)	(14,825)	(248)	n/a	(23,752)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Before Income Tax	(8,679)	(14,825)	(248)	—	(23,752)

2008
Functional Currency
	Argentine	Brazilian	Uruguayan
Net Monetary Position	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(4,546)	(10,618)	(310)	n/a	(15,474)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Before Income Tax	(4,546)	(10,618)	(310)	—	(15,474)

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

2007
Functional Currency
	Argentine	Brazilian	Uruguayan
Net Monetary Position	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(2,507)	(5,667)	108	n/a	(8,066)
Uruguayan Peso	—	—	n/a	—	—

(Decrease) or increase in Profit Before Income Tax	(2,507)	(5,667)	108	—	(8,066)

•	Raw material price risk

Inflation in raw materials costs and in the costs of goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.

The Group estimates that, for the years ended December 31, 2009 and 2008, other factors being constant, a 5% increase (or decrease) in prices of raw materials would (increase) or decrease Loss Before Income Tax by approximately (US$5,729) and (US$2,556), respectively. A 5% increase (or decrease) in prices of raw materials would (decrease) or increase Profit Before Income Tax by approximately (US$2,727) for the year ended December 31, 2007.

•	End-product price risk

Prices for commodities products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group’s commercial team combines different actions to minimize downside risk. A percentage of crops are to be sold during and post harvest period. The Group manages minimum and maximum prices for each commodity and the aim is to pick the best spot to sell. End-product price risks are hedged if economically viable and possible. A movement in end-product prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the statement of income. The Group uses a variety of commodity-based derivative instruments to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop future contracts, but also includes occasionally put and call options.

Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales are not financial instruments within the scope of IFRS 7 disclosure requirements.

The Group estimates that, for the years ended December 31, 2009 and 2008, other factors being constant, and a 5% increase (or decrease) in prices of the Group’s end products would (increase) or decrease Loss Before Income Tax by approximately (US$1,507) and (US$2,025), respectively. A 5% increase (or decrease) in prices of end products would (decrease) or increase Profit Before Income Tax by approximately (US$1,915) for the year ended December 31, 2007.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

•	Liquidity risk

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Group’s cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The table below analyses the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied.

	Less than	Between	Between 2	Over
At 31 December 2009	1 Year	1 and 2 Years	and 5 Years	5 Years	Total

Trade and other payables	53,161	5,145	—	—	58,306
Borrowings (excluding finance lease liabilities)	102,970	135,403	60,632	6,856	305,861
Finance leases	677	243	—	—	920
Derivative financial instruments	12,607	280	—	—	12,887

Total	169,415	141,071	60,632	6,856	377,974

	Less than	Between	Between 2	Over
At 31 December 2008	1 Year	1 and 2 Years	and 5 Years	5 Years	Total

Trade and other payables	39,782	2,679	—	—	42,461
Borrowings (excluding finance lease liabilities)	223,587	1,381	1,311	1,152	227,431
Finance leases	627	255	—	—	882
Derivative financial instruments	4,159	—	—	—	4,159

Total	268,155	4,315	1,311	1,152	274,933

	Less than	Between	Between 2	Over
At 31 December 2007	1 Year	1 and 2 Years	and 5 Years	5 Years	Total

Trade and other payables	28,510	—	—	—	28,510
Borrowings (excluding finance lease liabilities)	96,416	15,245	34,636	11,147	157,444
Finance leases	1,419	1,062	—	—	2,481
Derivative financial instruments	1,002	—	—	—	1,002

Total	127,347	16,307	34,636	11,147	189,437

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

•	Interest rate risk

The Group’s financing costs may be significantly affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in short-term, highly liquid investments that are readily convertible to known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group’s borrowings is set out in Note 21.

The Group occasionally manages its cash flow interest rate risk exposure by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Occasionally, the Group may enter into fixed-to-floating interest rate swaps to hedge the fair value interest rate risk arising where it has borrowed at fixed rates. The Group’s borrowings at variable rate were primarily US dollar or Brazilian Reais denominated.

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases).

The analysis for the year ended December 31, 2009 is as follows (all amounts are shown in US dollars):

	2009
	Functional Currency
	Argentine	Brazilian	Uruguayan
Rate per Currency Denomination	Peso	Reais	Peso	Total

Fixed rate:
Argentine Peso	88	—	—	88
Brazilian Reais	—	7,241	—	7,241
US Dollar	49,608	—	—	49,608
Uruguayan Peso	—	—	40	40

Subtotal Fixed-rate borrowings	49,696	7,241	40	56,977

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	139,695	—	139,695
US Dollar	49,992	59,197	—	109,189

Subtotal Variable-rate borrowings	49,992	198,892	—	248,884

Total borrowings as per analysis	99,688	206,133	40	305,861

Finance leases	257	663	—	920

Total borrowings as per statement of financial position	99,945	206,796	40	306,781

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The analysis for the year ended December 31, 2008 is as follows (all amounts are shown in US dollars):

	2008
	Functional Currency
	Argentine	Brazilian	Uruguayan
Rate per Currency Denomination	Peso	Reais	Peso	Total

Fixed rate:
Argentine Peso	35,343	—	—	35,343
Brazilian Reais	—	5,560	—	5,560
US Dollar	53,599	—	1,703	55,302

Subtotal Fixed-rate borrowings	88,942	5,560	1,703	96,205

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	22,425	—	22,425
US Dollar	—	108,801	—	108,801

Subtotal Variable-rate borrowings	—	131,226	—	131,226

Total borrowings as per analysis	88,942	136,786	1,703	227,431

Finance leases	—	882	—	882

Total borrowings as per statement of financial position	88,942	137,668	1,703	228,313

The analysis for the year ended December 31, 2007 is as follows (all amounts are shown in US dollars):

	2007
	Functional Currency
	Argentine	Brazilian	Uruguayan
Rate per Currency Denomination	Peso	Reais	Peso	Total

Fixed rate:
Argentine Peso	34,589	—	—	34,589
Brazilian Reais	—	2,808	—	2,808
US Dollar	25,606	—	—	25,606

Subtotal Fixed-rate borrowings	60,195	2,808	—	63,003

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	35,525	—	35,525
US Dollar	—	58,916	—	58,916

Subtotal Variable-rate borrowings	—	94,441	—	94,441

Total borrowings as per analysis	60,195	97,249	—	157,444

Finance leases	—	2,481	—	2,481

Total borrowings as per statement of financial position	60,195	99,730	—	159,925

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

At December 31, 2009 and 2008, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, (Loss) Before Income Tax for the year would (increase) or decrease as follows:

	2009
	Functional Currency
	Argentine	Brazilian	Uruguayan
Rate per Currency Denomination	Peso	Reais	Peso	Total

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	(1,397)	—	(1,397)
US Dollar	(500)	(592)	—	(1,092)

Total effects on (Loss) Before Income Tax	(500)	(1,989)	—	(2,489)

	2008
	Functional Currency
	Argentine	Brazilian	Uruguayan
Rate per Currency Denomination	Peso	Reais	Peso	Total

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	(224)	—	(224)
US Dollar	—	(1,088)	—	(1,088)

Total effects on (Loss) Before Income Tax	—	(1,312)	—	(1,312)

At December 31, 2007, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit Before Income Tax for the year would (decrease) or increase as follows:

	2007
	Functional Currency
	Argentine	Brazilian	Uruguayan
Rate per Currency Denomination	Peso	Reais	Peso	Total

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	(352)	—	(352)
US Dollar	—	(589)	—	(589)

Total effects on Profit Before Income Tax	—	(941)	—	(941)

The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the date of the statement of financial position and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The 100 basis point increase or decrease represents management’s assessment of a reasonable possible change in those interest rates, which have the most impact on the Group, specifically the United States and Brazilian rates over the period until the next annual statement of financial position date.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

•	Credit risk

The Group’s exposure to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group. The current credit crisis could also lead to the failure of companies in the sector, potentially including customers, partners, contractors and suppliers.

The Group is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits (no individual trading counterparty has a credit limit higher to US$1.5 million).

The Group sells manufactured products, agricultural products and offers services to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. More than 79% of the Group’s sales of crops are exported through 6 well-known exporters with good quality standing. Sales of cattle and dairy products are well dispersed. Sales of ethanol are concentrated with 10 external customers of which 4 amount for more than two-thirds of sales. Approximately 85% of the Group’s sales of sugar relate to “cristal sugar” and are concentrated with a few customers. The remaining 15% of sugar sales relate to “Very High Polarization or VHP sugar” and are well dispersed among several customers. Energy sales are non-significant and involve a small amount of external customers.

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 13 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 13.

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 15.

The primary objective for holding derivative financial instruments is to manage end-product risks, currency exchange rate risk and interest rate risk, among others.

Our primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limit the amount of credit exposure to any one counterparty based on an analysis of that counterparty’s relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations with that counterparty.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Similarly, transactions involving derivative financial instruments are with counterparties with high credit ratings (see Note 12 for details). Management does not expect any counterparty to fail to meet its obligations.

•	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for members and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to members, return capital to members, issue new units or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2009, the Group’s strategy, which was unchanged from 2008, was to maintain the gearing ratio within 0.18 to 0.35.

The gearing ratios for the Group at December 2009, 2008 and 2007 were as follows:

	2009	2008	2007

Total Debt	306,781	228,313	159,925
Total Equity	757,156	638,428	616,865

Total Capital	1,063,937	866,741	776,790

Gearing Ratio	0.29	0.26	0.21

•	Derivative financial instruments

As part of its business operations, the Group uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. As part of this strategy, the Group may enter into (i) interest rate derivatives to manage the composition of floating and fixed rate debt; (ii) currency derivatives to hedge certain foreign currency cash flows and to adjust the currency composition of its assets and liabilities; and (iii) crop future contracts and put and call options to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Group’s contracts generally are large institutions with credit ratings equal to or higher than the Group’s. The Group continually monitors the credit rating of such counterparties and seeks to limit its financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Group’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Group’s obligations to the counterparties. Non-hedging derivatives are classified as current when realization within 12 months is expected. Otherwise they are classified as non-current, although any portion that is expected to be realized within 12 months of the date of the statement of financial position is presented as current.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The following table shows the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

• Futures

As of December 31, 2009

	2009
			Market
		Notional	Value Asset/
Type of Derivative Contract	Tons	Amount	(Liability)	(Loss)/Gain

Futures:
Sale
Corn	26.8	3,835	(19)	(19)
Soybean	20.1	4,740	(184)	(184)
Sugar	92.2	42,283	(11,712)	(11,712)
Coffee	0.5	16	99	99

Total	139.6	50,874	(11,816)	(11,816)

As of December 31, 2008

	2008
			Market
		Notional	Value Asset/
Type of Derivative Contract	Tons	Amount	(Liability)	(Loss)/Gain

Futures:
Sale
Corn	15.9	2,053	249	249
Soybean	30.9	8,190	1,323	1,323
Wheat	1.5	208	5	5

Total	48.3	10,451	1,577	1,577

As of December 31, 2007

	2007
			Market
		Notional	Value Asset/
Type of Derivative Contract	Tons	Amount	(Liability)	(Loss)/Gain

Futures:
Sale
Corn	18.9	2,319	(340)	(340)
Soybean	15.4	3,577	(662)	(662)
Wheat	23.9	4,327	258	258

Total	58.2	10,223	(744)	(744)

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

• Cross-currency interest rate swaps

During the year ended December 31, 2008, the Group entered into cross-currency interest rate swaps to hedge against the changes in cash flows of certain Brazilian term loans denominated in a currency other than the foreign subsidiaries’ functional currencies. The notional amounts of these derivative contracts were US$6.6 million and were set to mature in January 2009. These contracts were settled at maturity. The Group did not apply hedge accounting to these agreements. Results from these contracts amounted to a loss of US$3.7 million in 2008 and a loss of US$0.1 million in 2009. Losses are disclosed in “Other operating income, net” in the statement of income. The aggregate fair market value of the cross-currency interest rate swaps at December 31, 2008 is a liability of US$3.7 million and is included in fair value of derivatives on the statement of financial position. The fair value of the interest rate swaps has been calculated using a discounted cash flow analysis.

• Floating-to-fixed interest rate swaps

During the year ended December 31, 2009, the Group entered into a floating-to-fixed interest rate swap to hedge against the variability of the cash flows of the Tranche B facility entered into with the IDB. Tranche B of the IDB facility comprises a five-year US$49 million loan bearing interest at 180-day LIBOR plus 4.75% per annum. (See Note 21 for additional details). A 1% increase in interest rates on the Tranche B loan would result in a US$1.7 million increase in interest cost per year. A corresponding 1% decrease would result in a US$1.7 million decrease in interest cost per year. The Group’s exposure to interest rate changes through the Tranche B loan has been fully hedged through the use of an amortizing interest rate swap. This hedging arrangement will fully offset any additional interest rate expense incurred as a result of increases in interest rates. The notional amount of the agreement was US$49 million. This swap agreement expires in November 15, 2013. The Group did not apply hedge accounting to this agreement. As of December 31, 2009, the Group recorded a liability of US$1 million, the estimated fair value of the swap at that date.

The Group evaluated the impact on the interest rate swap’s fair value considering an immediate 100 basis point change in interest rates. A 100 basis point increase in interest rates would result in an approximate US$0.9 million decrease in the fair value of the interest rate swap, whereas a 100 basis point decrease in interest rates would result in an approximate US$0.9 million increase in fair value. The fair value of the swap has been calculated using a discounted cash flow analysis.

5.	Critical accounting estimates and judgments

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

(a)	Group’s financial positions, results of operations and cash flows

The Group’s profit from operations before financing and taxation decreased from US$21.4 million in 2008 to US$17.0 million in 2009 primarily as a result of operating losses in Brazil as further discussed below and the impact of extreme and unusual weather conditions both in Argentina and Brazil which affected the operations and crop yields significantly.

However, the Group posted a lower loss for the year ended December 31, 2009 of US$0.3 million as compared to a loss of US$16.4 million in 2008 primarily as a result of net foreign exchange gains of US$10.9 million in 2009 as compared to a net foreign exchange loss of US$24.9 million in 2008. The appreciation of the Brazilian Real against the US dollar in 2009 contributed strongly to the Group’s net foreign exchange gain position.

In 2009, the Group’s results of operations continued to be significantly affected by the starting-up operations of its main subsidiaries in Brazil, which in the aggregate contributed losses of US$9.0 million to the Group’s net loss for the year. Completion of investments to reach full capacity of cane milling will improve productive efficiency in Angelica and UMA which the Group expects will positively impact 2010’s results.

The working capital position in 2008 was a net liability position of US$0.6 million primarily as a result of the reclassification of defaulting borrowings into current liabilities for which waivers were obtained in 2009 as further discussed below. The net working capital position in 2009 was a net asset position of US$108.8 million mainly as a result of increases in accounts payable, decreases in other current assets partially offset by increases in accounts receivable. Net cash flows used in operations in 2009 was US$86.3 million, as compared to net cash flow used in operating activities of US$52.5 million in 2008. The increase in net cash flow used in operating activities during 2009 resulted mainly from an increase in working capital necessary to support the significant growing operations in Brazil.

Net cash flows used in investing activities was US$73.9 million in 2009 compared with an overall cash outflow of US$157.5 million in 2008. Net cash outflows used in investing activities decreased as a result of lower cash payments for capital expenditures of US$97.8 million in 2009 as compared to US$186.3 million in 2008, and lower aggregate net proceeds from the sale of subsidiaries (comprising mainly of farmland businesses) and disposal of property, plant and equipment items totalling US$23.8 million in 2009 as compared to US$28.6 million in 2008.

Cash and cash equivalents decreased in 2009 to US$74.8 million from US$93.4 million in 2008. As in 2008, in 2009, the Group mainly financed its operations and working capital needs through a combination of capital infusion from existing members and short-term and long-term debt from external parties. Capital contributions were lower in 2009 totalling US$69.1 million as compared to US$175.5 million in 2008 while overall proceeds from debt increased in 2009 to US$86.9 million from US$37.7 million in 2008. The Group also expanded available lines of credit which will contribute the financing of the Group’s operations in 2010.

During 2008 and 2009, the Group was not in compliance with certain financial ratios included in the Rabobank Loan, the BNDES Loan Facility and the Loan Agreement. See Note 21 and Note 35 for details.

(b)	Business combinations — purchase price allocation

Accounting for business combinations requires the allocation of the Group’s purchase price to the various assets and liabilities of the acquired business at their respective fair values. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

(c)	Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. As of the acquisition date, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. Farmland businesses may be used for different activities that may generate independent cash flows. When farmland businesses are used for single activities (i.e. crops), these are considered as one CGU. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs.

Based on these criteria, management identified a total amount of thirty-six CGUs.

For the year ended December 31, 2007, the Group tested only those CGUs where goodwill was allocated based on a value-in-use calculation model and determined that no impairment was necessary. However, for the year ended December 31, 2007, the Group did not test those CGUs where goodwill was not allocated because there were no indications of impairment for their property, plant and equipment and finite lived intangible assets.

For the years ended December 31, 2008 and 2009, due to the situation in the international markets and domestic issues within the countries where the Group operates, the Group tested for impairment all CGUs regardless of which CGUs have allocated any goodwill.

Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell and value-in-use of its CGUs, management may be assisted by the work of external advisors.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

CGUs tested based on a fair-value-less-costs-to-sell model for the years ended December 31, 2009 and 2008:

The Group identified 31 CGUs in Argentina and Uruguay. The Group tested all of these CGUs based on a fair value less costs-to-sell model. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties. The fair value of farmland property is the amount of money the Group would realize if sold at arm’s length by a willing seller to a willing buyer.

Fair values are determined by extensive analysis. Farmland values are based on the land’s productive capability and other factors such as climate and location. Farmland is assessed according to its productivity value, that is, the ability of the land to produce crops and/or maintain livestock. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value. Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located.

A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis described above considering parameters such as:

•	Current soil productivity and yields;

•	Potential soil productivity based on market participant best use of soil property;

•	Projected gross margin derived from soil use;

•	Rental value obtained for soil use, if applicable;

•	Similar comparable farmland property within the topographic area.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The following table shows only the 7 CGUs where goodwill was allocated as of December 31, 2009 and 2008 and the corresponding amount of goodwill allocated to each one:

	December 31,	December 31,
CGU/Operating Segment/Country	2009	2008

La Carolina/Crops/Argentina	189	209
La Carolina/Cattle/Argentina	31	34
El Orden/Crops/Argentina	218	240
El Orden/Cattle/Argentina	36	40
La Guarida/Crops/Argentina	3,141	3,187
La Guarida/Cattle/Argentina	304	309
Los Guayacanes/Crops/Argentina	2,426	2,463

Closing net book amount of goodwill allocated to CGUs (Note 9)	6,345	6,482

Closing net book amount of PPE items and other assets	52,759	58,294

Total assets allocated to 7 CGUs	59,104	64,776

The remaining 24 CGUs in Argentina and Uruguay without allocated goodwill are not detailed here for simplicity purposes. Property, plant and equipment, investment property, and finite-life intangible assets allocated to these 24 CGUs have an aggregated net book value of US$217,138 and US$229,079 as of December 31, 2009 and 2008, respectively.

Based on the testing above, the Group determined that none of the CGUs, with and without allocated goodwill, were impaired as of December 31, 2009 and 2008.

CGUs tested based on a value-in-use model for the years ended December 31, 2009 and 2008:

The Group identified 5 CGUs in Brazil. The Group tested all CGUs in Brazil based on a value-in-use model. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	2009	2008

Financial projections	Covers 8 years for Ivinhema Covers 4 years for all others	Covers 8 years for Ivinhema Covers 4 years for all others
Yield average growth rates	1-3%	1-2%
Future pricing increases	2% per annum	2% per annum
Future cost increases	2% per annum	2% per annum
Discount rates	9.81%	12.4%
Perpetuity rate	2.5%	2.5%

Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The following table shows only the 3 CGUs where goodwill was allocated as of December 31, 2009 and 2008 and the corresponding amount of goodwill allocated to each one:

	December 31,	December 31,
CGU/ Operating Segment	2009	2008

Ivinhema/Sugar, ethanol and energy	9,120	6,796
UMA/Sugar, ethanol and energy	3,421	2,549
Alfenas/Coffee	1,067	794

Closing net book amount of goodwill allocated to CGUs (Note 9)	13,608	10,139

Closing net book amount of PPE items and other assets	90,157	85,981

Total assets allocated to 3 CGUs	103,765	96,120

The remaining 2 CGUs in Brazil without allocated goodwill are not detailed here for simplicity purposes. Property, plant and equipment and finite-life intangible assets allocated to these 2 CGUs have an aggregated net book value of US$345,976 and US$199,552 as of December 31, 2009 and 2008, respectively.

Based on the testing above, the Group determined that none of the CGUs where value-in-use was applied were impaired as of December 31, 2009 and 2008.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

(d)	Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 2.12. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Company’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

(e)	Fair value of derivatives and other financial instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

(f)	Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not discounted. In assessing the realizability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. (See Note 22 for details).

(g)	Allowance for trade receivables

Management maintains an allowance for trade receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for trade receivables, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

6.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the chief operating decision maker for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ is further comprised of five operating segments:

•	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in the Crops segment does not represent a separate operating segment. Management

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group’s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

•	The Group’s ‘Dairy’ Segment consists of the production of raw milk, which is processed into manufactured products and marketed through the Group’s joint venture La Lácteo;

•	The Group’s ‘Coffee’ Segment consists of cultivating coffee beans and marketing own and third party’s coffee production;

•	The Group’s ‘Cattle’ Segment consists of purchasing and fattening of beef cattle for sale to meat processors and local livestock auction markets. In December 2009, the Group strategically decided to sell a significant amount of heads of cattle from owned farmlands to Quickfood S.A., an international third party meat processor for cash consideration of US$14.7 million. Additionally, the contract provides for the third party to lease the Group’s farmland under an operating lease agreement to raise and fatten the purchased cattle. As required by the Antitrust Law, the Group reported this transaction to the Argentine Antitrust Commission for formal approval. As of the date of these consolidated financial statements, the authorization is still pending. The Group does not have any evidence which may indicate this transaction will not be formally approved.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses for which the Group generally closes a deal for a price lower than the land’s fair value (generating gains); and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

Segment analysis for the year ended December 31, 2009

	Farming						Sugar,
						Farming	Ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	Transformation	Corporate	Total

Sales of manufactured products and services rendered	9,667	67,317	752	7,984	172	85,892	97,494	—	—	183,386
Cost of manufactured products sold and services rendered	(5,447)	(56,576)	(613)	(7,120)	—	(69,756)	(110,327)	—	—	(180,083)

Gross Profit from Manufacturing Activities	4,220	10,741	139	864	172	16,136	(12,833)	—	—	3,303

Sales of agricultural produce and biological assets	82,362	2,033	11,142	6,281	28,306	130,124	93	—	—	130,217
Cost of agricultural produce sold and direct agricultural selling expenses	(82,362)	(2,033)	(11,142)	(6,281)	(28,306)	(130,124)	(93)	—	—	(130,217)
Initial recognition and changes in fair value of biological assets and agricultural produce	6,563	12,170	3,374	(16,207)	4,704	10,604	61,064	—	—	71,668
Gain from changes in net realizable value of agricultural produce after harvest	11,362	191	—	1,234	—	12,787	—	—	—	12,787

Gross Profit from Agricultural Activities	17,925	12,361	3,374	(14,973)	4,704	23,391	61,064	—	—	84,455

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	22,145	23,102	3,513	(14,109)	4,876	39,527	48,231	—	—	87,758

General and administrative expenses	(6,280)	(2,883)	(2,221)	(2,126)	(2,909)	(16,419)	(13,922)	—	(22,052)	(52,393)
Selling expenses	(1,587)	(7,485)	(777)	(1,353)	(1,045)	(12,247)	(18,922)	—	—	(31,169)
Other operating income, net	4,776	(942)	(108)	806	377	4,909	(10,467)	18,839	(210)	13,071
Share of loss of joint ventures	—	—	(294)	—	—	(294)	—	—	—	(294)

Profit from Operations Before Financing and Taxation	19,054	11,792	113	(16,782)	1,299	15,476	4,920	18,839	(22,262)	16,973

Depreciation and amortization	2,066	1,452	403	570	353	4,844	25,512	—	—	30,356
Initial recognition and changes in fair value of biological assets (unrealized)	4,433	6,759	32	(12,662)	127	(1,311)	57,335	—	—	56,024
Initial recognition and changes in fair value of agricultural produce (unrealized)	1,485	—	—	(3,043)	—	(1,558)	1,375	—	—	(183)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	645	5,411	3,342	(502)	4,577	13,473	2,354	—	—	15,827
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	134	—	—	(7)	—	127	—	—	—	127
Gain from changes in net realizable value of agricultural produce after harvest (realized)	11,228	191	—	1,241	—	12,660	—	—	—	12,660
Property, plant and equipment, net	248,594	31,282	10,652	2,680	767	293,975	388,903	—	—	682,878
Investment property	—	—	—	—	21,246	21,246	—	—	—	21,246
Goodwill	6,110	—	—	1,067	237	7,414	12,539	—	—	19,953
Biological assets	27,467	11,524	4,313	21,634	815	65,753	164,701	—	—	230,454
Investment in joint ventures	—	—	6,506	—	—	6,506	—	—	—	6,506
Inventories	23,832	9,460	1,086	1,992	716	37,086	20,816	—	—	57,902

Total segment assets	306,003	52,266	22,557	27,373	23,781	431,980	586,959	—	—	1,018,939

Borrowings	63,893	39,850	9,963	3,493	—	117,199	189,582	—	—	306,781

Total segment liabilities	63,893	39,850	9,963	3,493	—	117,199	189,582	—	—	306,781

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Segment analysis for the year ended December 31, 2008

	Farming						Sugar,
						Farming	Ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	Transformation	Corporate	Total

Sales of manufactured products and services rendered	3,134	53,280	2,171	8,544	164	67,293	49,880	—	—	117,173
Cost of manufactured products sold and services rendered	(2,807)	(39,862)	(1,849)	(6,978)	—	(51,496)	(54,087)	—	—	(105,583)

Gross Profit from Manufacturing Activities	327	13,418	322	1,566	164	15,797	(4,207)	—	—	11,590

Sales of agricultural produce and biological assets	92,853	3,645	12,650	7,404	9,193	125,745	1,291	—	—	127,036
Cost of agricultural produce sold and direct agricultural selling expenses	(92,853)	(3,645)	(12,650)	(7,404)	(9,193)	(125,745)	(1,291)	—	—	(127,036)
Initial recognition and changes in fair value of biological assets and agricultural produce	28,005	7,854	2,633	4,485	3,788	46,765	14,235	—	—	61,000
Gain from changes in net realizable value of agricultural produce after harvest	2,211	—	—	(950)	—	1,261	—	—	—	1,261

Gross Profit from Agricultural Activities	30,216	7,854	2,633	3,535	3,788	48,026	14,235	—	—	62,261

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	30,543	21,272	2,955	5,101	3,952	63,823	10,028	—	—	73,851

General and administrative expenses	(3,885)	(398)	(1,835)	(3,308)	(2,206)	(11,632)	(12,646)	—	(21,355)	(45,633)
Selling expenses	(3,959)	(7,647)	(967)	(902)	(473)	(13,948)	(10,548)	—	—	(24,496)
Other operating income, net	4,824	29	18	(27)	16	4,860	211	13,974	(1,722)	17,323
Excess of fair value of net assets acquired over cost	—	—	—	—	—	—	—	1,227	—	1,227
Share of loss of joint ventures	—	—	(838)	—	—	(838)	—	—	—	(838)

Profit from Operations Before Financing and Taxation	27,523	13,256	(667)	864	1,289	42,265	(12,955)	15,201	(23,077)	21,434

Depreciation and amortization	6,517	710	348	798	517	8,890	19,424	—	—	28,314
Initial recognition and changes in fair value of biological assets (unrealized)	332	—	1,840	3,355	2,567	8,094	13,448	—	—	21,542
Initial recognition and changes in fair value of agricultural produce (unrealized)	3,551	—	—	931	—	4,482	298	—	—	4,780
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	24,122	7,854	793	199	1,221	34,189	489	—	—	34,678
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	—	(99)	—	(99)	—	—	—	(99)
Gain from changes in net realizable value of agricultural produce after harvest (realized)	2,211	—	—	(851)	—	1,360	—	—	—	1,360
Property, plant and equipment, net	232,465	50,804	12,069	12,523	33,041	340,902	230,517	—	—	571,419
Spin-off assets	—	—	—	—	—	—	—	45,311	—	45,311
Goodwill	3,610	—	—	794	383	4,787	11,834	—	—	16,621
Biological assets	21,059	6,908	4,732	25,453	19,629	77,781	48,167	—	—	125,948
Investment in joint ventures	—	—	7,508	—	—	7,508	—	—	—	7,508
Inventories	21,201	9,212	—	5,326	878	36,617	24,604	—	—	61,221

Total segment assets	278,335	66,924	24,309	44,096	53,931	467,595	315,122	45,311	—	828,028

Borrowings	45,322	36,258	9,065	—	—	90,645	137,668	—	—	228,313

Total segment liabilities	45,322	36,258	9,065	—	—	90,645	137,668	—	—	228,313

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Segment analysis for the year ended December 31, 2007

	Farming						Sugar,
						Farming	Ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	Transformation	Corporate	Total

Sales of manufactured products and services rendered	2,236	24,875	13,183	5,035	56	45,385	24,422	—	—	69,807
Cost of manufactured products sold and services rendered	(1,552)	(19,064)	(9,824)	(4,539)	—	(34,979)	(28,540)	—	—	(63,519)

Gross Profit from Manufacturing Activities	684	5,811	3,359	496	56	10,406	(4,118)	—	—	6,288

Sales of agricultural produce and biological assets	57,057	1,547	4,658	2,232	7,202	72,696	—	—	—	72,696
Cost of agricultural produce sold and direct agricultural selling expenses	(57,057)	(1,547)	(4,658)	(2,232)	(7,202)	(72,696)	—	—	—	(72,696)
Initial recognition and changes in fair value of biological assets and agricultural produce	20,054	1,974	2,944	5,848	5,165	35,985	(9,050)	—	—	26,935
Gain from changes in net realizable value of agricultural produce after harvest	12,746	—	—	—	—	12,746	—	—	—	12,746

Gross Profit from Agricultural Activities	32,800	1,974	2,944	5,848	5,165	48,731	(9,050)	—	—	39,681

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	33,484	7,785	6,303	6,344	5,221	59,137	(13,168)	—	—	45,969

General and administrative expenses	(4,428)	(1,003)	(1,822)	(3,131)	(2,504)	(12,888)	(9,789)	—	(11,088)	(33,765)
Selling expenses	(1,350)	(5,365)	(2,282)	(465)	(517)	(9,979)	(4,783)	—	—	(14,762)
Other operating income, net	(1,977)	(54)	74	61	(16)	(1,912)	362	4,135	(347)	2,238
Excess of fair value of net assets acquired over cost	—	—	—	—	—	—	—	28,979	—	28,979
Share of loss of joint ventures	—	—	(553)	—	—	(553)	—	—	—	(553)

Profit from Operations Before Financing and Taxation	25,729	1,363	1,720	2,809	2,184	33,805	(27,378)	33,114	(11,435)	28,106

Depreciation and amortization	1,487	651	340	322	442	3,242	6,115	—	—	9,357
Initial recognition and changes in fair value of biological assets (unrealized)	997	—	1,009	6,571	3,814	12,391	(11,117)	—	—	1,274
Initial recognition and changes in fair value of agricultural produce (unrealized)	8,105	—	—	(595)	—	7,510	205	—	—	7,715
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	10,952	1,974	1,935	(128)	1,351	16,084	1,862	—	—	17,946
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	2,393	—	—	—	—	2,393	—	—	—	2,393
Gain from changes in net realizable value of agricultural produce after harvest (realized)	10,353	—	—	—	—	10,353	—	—	—	10,353
Property, plant and equipment, net	252,508	54,087	16,500	8,546	34,793	366,434	171,583	—	—	538,017
Spin-off assets	—	—	—	—	—	—	—	47,231	—	47,231
Goodwill	7,362	—	—	1,049	420	8,831	12,326	—	—	21,157
Biological assets	24,105	3,434	4,448	27,632	21,865	81,484	21,078	—	—	102,562
Investment in joint ventures	—	—	8,881	—	—	8,881	—	—	—	8,881
Inventories	33,283	7,951	—	3,395	337	44,966	13,070	—	—	58,036

Total segment assets	317,258	65,472	29,829	40,622	57,415	510,596	218,057	47,231	—	775,884

Borrowings	30,097	24,078	6,020	—	—	60,195	99,730	—	—	159,925

Total segment liabilities	30,097	24,078	6,020	—	—	60,195	99,730	—	—	159,925

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Total segment assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	2009	2008	2007

Total reportable assets as per Segment Information	1,018,939	828,028	775,884
Intangible assets (excluding goodwill)	1,906	1,487	2,058
Deferred income tax assets	45,113	18,713	9,052
Trade and other receivables	128,277	84,540	83,176
Other assets	34	87	2,234
Derivative financial instruments	99	2,019	258
Other financial assets	—	—	1,699
Cash and cash equivalents	74,806	93,360	70,686

Total assets as per the Statement of Financial Position	1,269,174	1,028,234	945,047

Total segment liabilities are measured in a manner consistent with that of the consolidated financial statements. These liabilities are allocated based on the operations of the segment.

Total reportable segments’ liabilities are reconciled to total liabilities as per the statement of financial position as follows:

	2009	2008	2007

Total reportable liabilities as per Segment Information	306,781	228,313	159,925
Trade and other payables	68,920	52,760	40,192
Deferred income tax liabilities	107,045	94,627	109,713
Payroll and social liabilities	11,185	6,859	5,616
Provisions for other liabilities	4,978	1,601	3,794
Current income tax liabilities	222	1,487	7,940
Derivative financial instruments	12,887	4,159	1,002

Total liabilities as per the Statement of Financial Position	512,018	389,806	328,182

The Group’s non-current assets and net revenue and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil and Uruguay. Non-current assets are allocated to the regions according to the location of the assets in question. Non-current assets encompass intangible assets; property, plant and equipment; investments accounted for using the equity method as well as other non-current assets. Net revenue and fair value gains and losses are allocated according to the location of the respective operations.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

As of and for the year ended December 31, 2009:

	Argentina	Brazil	Uruguay	Total

Property, plant and equipment	228,723	430,175	23,980	682,878
Investment property	21,246	—	—	21,246
Intangible assets	243	1,663	—	1,906
Goodwill	6,347	13,606	—	19,953
Investment in joint ventures	6,506	—	—	6,506
Non-current portion of biological assets	4,379	165,968	—	170,347
Initial recognition and changes in fair value of biological assets and agricultural produce	26,995	42,348	2,325	71,668
Gain from changes in net realizable value of agricultural produce after harvest	10,001	1,794	992	12,787
Sales of manufactured products sold and services rendered	68,020	115,366	—	183,386
Sales of agricultural produce and biological assets	99,661	25,304	5,252	130,217

As of and for the year ended December 31, 2008:

	Argentina	Brazil	Uruguay	Total

Property, plant and equipment	267,945	284,046	19,428	571,419
Intangible assets	252	1,235	—	1,487
Goodwill	6,483	10,138	—	16,621
Investment in joint ventures	7,508	—	—	7,508
Non-current portion of biological assets	17,342	58,359	—	75,701
Initial recognition and changes in fair value of biological assets and agricultural produce	31,124	26,639	3,237	61,000
Gain from changes in net realizable value of agricultural produce after harvest	1,442	343	(524)	1,261
Sales of manufactured products sold and services rendered	54,990	62,026	157	117,173
Sales of agricultural produce and biological assets	92,120	24,653	10,263	127,036

As of and for the year ended December 31, 2007:

	Argentina	Brazil	Uruguay	Total

Property, plant and equipment	298,501	217,499	22,017	538,017
Intangible assets	291	1,767	—	2,058
Goodwill	7,781	13,376	—	21,157
Investment in joint ventures	8,881	—	—	8,881
Non-current portion of biological assets	18,179	39,766	—	57,945
Initial recognition and changes in fair value of biological assets and agricultural produce	24,920	153	1,862	26,935
Gain from changes in net realizable value of agricultural produce after harvest	14,636	(1,839)	(51)	12,746
Sales of manufactured products sold and services rendered	39,800	30,007	—	69,807
Sales of agricultural produce and biological assets	53,573	15,815	3,308	72,696

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

7.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2009, 2008 and 2007 were as follows:

				Machinery,
				Equipment,
		Farmland	Buildings and	Furniture and	Computer		Work in
	Farmlands	Improvements	Facilities	Fittings	Equipment	Vehicles	Progress	Total

At January 1, 2007
Cost	165,194	662	15,414	43,166	136	803	9,629	235,004
Accumulated depreciation	—	(450)	(3,035)	(4,764)	(49)	(302)	—	(8,600)

Net book amount	165,194	212	12,379	38,402	87	501	9,629	226,404

Year ended December 31, 2007
Opening net book amount	165,194	212	12,379	38,402	87	501	9,629	226,404
Exchange differences	9,558	(4)	1,610	8,119	(2)	(7)	7,389	26,663
Additions	47,164	111	3,412	14,166	105	359	64,854	130,171
Acquisition of subsidiary	152,573	1,048	9,028	3,171	24	377	1,614	167,835
Transfers	—	—	1,033	207	—	—	(1,240)	—
Disposals	(190)	(7)	(252)	(2,732)	(2)	(18)	(726)	(3,927)
Depreciation charge (Note 26)	—	(307)	(1,664)	(6,907)	(36)	(215)	—	(9,129)

Closing net book amount	374,299	1,053	25,546	54,426	176	997	81,520	538,017

At December 31, 2007
Cost	374,299	3,448	35,828	69,973	326	1,905	81,520	567,299
Accumulated depreciation	—	(2,395)	(10,282)	(15,547)	(150)	(908)	—	(29,282)

Net book amount	374,299	1,053	25,546	54,426	176	997	81,520	538,017

Year ended December 31, 2008
Opening net book amount	374,299	1,053	25,546	54,426	176	997	81,520	538,017
Exchange differences	(43,094)	(119)	(10,235)	(29,346)	(253)	126	(27,270)	(110,191)
Additions	740	189	59,759	110,181	1,294	308	13,825	186,296
Acquisition of subsidiary	—	—	—	—	—	—	—	—
Transfers	—	—	—	—	—	—	—	—
Disposals	(11,466)	(30)	(798)	(2,187)	(3)	(75)	—	(14,559)
Depreciation charge (Note 26)	—	(230)	(3,926)	(23,313)	(343)	(332)	—	(28,144)

Closing net book amount	320,479	863	70,346	109,761	871	1,024	68,075	571,419

At December 31, 2008
Cost	320,479	3,488	84,554	148,621	1,364	2,264	68,075	628,845
Accumulated depreciation	—	(2,625)	(14,208)	(38,860)	(493)	(1,240)	—	(57,426)

Net book amount	320,479	863	70,346	109,761	871	1,024	68,075	571,419

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

				Machinery,
				Equipment,
		Farmland	Buildings and	Furniture and	Computer		Work in
	Farmlands	Improvements	Facilities	Fittings	Equipment	Vehicles	Progress	Total

Year ended December 31, 2009
Opening net book amount	320,479	863	70,346	109,761	871	1,024	68,075	571,419
Exchange differences	5,131	(665)	18,053	35,981	321	(112)	21,568	80,277
Additions	2,602	279	7,319	26,242	427	574	65,063	102,506
Transfers	—	—	12,815	34,961	104	—	(47,880)	—
Transfers to investment property (Note 8)	(21,246)	—	—	—	—	—	—	(21,246)
Disposals	(2,797)	(16)	(71)	(3,943)	(11)	(166)	—	(7,004)
Reclassification to non-income tax credits(*)	—	—	—	(8,631)	—	—	—	(8,631)
Disposals of subsidiary	(4,297)	—	(26)	(61)	—	—	—	(4,384)
Depreciation charge (Note 26)	—	(27)	(5,782)	(23,662)	(330)	(258)	—	(30,059)

Closing net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878

At December 31, 2009
Cost	299,872	3,086	122,644	233,170	2,205	2,560	106,826	770,363
Accumulated depreciation	—	(2,652)	(19,990)	(62,522)	(823)	(1,498)	—	(87,485)

Net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. The procedure adopted initially was to recognize such credits proportionally to the depreciation of these fixed assets on a monthly basis. During 2009, the Group elected to change the procedure to recognize these federal tax credits separately when the assets is purchased and, as permitted, the tax credits already “embedded” within the cost of the assets were reclassified to tax credit. (See Note 13).

An amount of US$16,895; US$16,590 and US$4,321 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the years ended December 31, 2009, 2008 and 2007, respectively. An amount of US$13,164; US$11,554 and US$4,808 of depreciation charges are included in “General and administrative expenses” for the years ended December 31, 2009, 2008 and 2007, respectively.

In 2009, borrowing costs of US$3,890 (2008: US$7,685; 2007: US$2,468) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$114,825 as of December 31, 2009 (2008: US$80,103; 2007: US$27,074).

Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on assets held under finance leases is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the statement of income as a financing charge. Assets under finance leases comprise vehicles, machinery and equipment. All other leases are treated as operating leases and the relevant annual rentals are charged to the statement of income as incurred. (See Note 31).

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

8.	Investment property

Changes in the Group’s investment property in 2009, 2008 and 2007 were as follows:

	2009	2008	2007

Beginning of the year	—	—	—
Transfers(i)	21,246	—	—

End of the year	21,246	—	—

The following amounts have been recognized in the statement of income:

	2009	2008	2007

Rental income	172	—	—

(i)	Transferred from property, plant and equipment. Relates to farmland rented out to third parties. See Note 31 for details.

As of December 31, 2009, the fair value of investment property is US$47.2 million.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

9.	Intangible assets

Changes in the Group’s intangible assets in 2009, 2008 and 2007 were as follows:

	Goodwill	Trademarks	Software	Total

At January 1, 2007
Cost	5,430	1,570	201	7,201
Accumulated amortization	—	(136)	(104)	(240)

Net book amount	5,430	1,434	97	6,961

Year ended December 31, 2007
Opening net book amount	5,430	1,434	97	6,961
Exchange differences	1,426	275	17	1,718
Additions	—	—	144	144
Acquisition of subsidiary	18,243	308	11	18,562
Disposal of subsidiary	(3,942)	—	—	(3,942)
Amortization charge(i) (Note 26)	—	(185)	(43)	(228)

Closing net book amount	21,157	1,832	226	23,215

At December 31, 2007
Cost	21,157	2,153	373	23,683
Accumulated amortization	—	(321)	(147)	(468)

Net book amount	21,157	1,832	226	23,215

Year ended December 31, 2008
Opening net book amount	21,157	1,832	226	23,215
Exchange differences	(3,351)	(397)	(4)	(3,752)
Disposal of subsidiary	(1,185)	—	—	(1,185)
Amortization charge(i) (Note 26)	—	(159)	(11)	(170)

Closing net book amount	16,621	1,276	211	18,108

At December 31, 2008
Cost	16,621	1,756	369	18,746
Accumulated amortization and impairment	—	(480)	(158)	(638)

Net book amount	16,621	1,276	211	18,108

Year ended December 31, 2009
Opening net book amount	16,621	1,276	211	18,108
Exchange differences	3,332	303	98	3,733
Additions	—	173	142	315
Amortization charge(i) (Note 26)	—	(196)	(101)	(297)

Closing net book amount	19,953	1,556	350	21,859

At December 31, 2009
Cost	19,953	2,232	609	22,794
Accumulated amortization	—	(676)	(259)	(935)

Net book amount	19,953	1,556	350	21,859

(i)	An amount of US$101; US$11 and US$43 of amortization charges are included in “General and administrative expenses” for the years ended December 31, 2009, 2008 and 2007, respectively. An amount of US$196; US$159 and US$185 of amortization charges are included in “Selling expenses” for the years

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

ended December 31, 2009, 2008 and 2007, respectively. There were no impairment charges for any of the years presented.

10.	Biological assets

Changes in the Group’s biological assets in 2009, 2008 and 2007 were as follows:

	2009	2008	2007

Beginning of the year	125,948	102,562	40,900
Increase due to purchases	296	3,276	1,663
Acquisition of subsidiary	—	—	35,278
Disposal of subsidiary (Note 16)	(86)	(376)	—
Initial recognition and changes in fair value of biological assets(i)	71,668	61,000	26,935
Decrease due to harvest	(84,990)	(54,709)	(30,124)
Decrease due to sales	(37,014)	(6,382)	(2,961)
Costs incurred during the year	136,625	49,949	23,731
Exchange differences	18,007	(29,372)	7,140

End of the year year	230,454	125,948	102,562

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee and cattle) generated ‘Initial recognition and changes in fair value of biological assets’ amounting to US$52,935 for the year ended December 31, 2009 (2008: US$25,141; 2007: US$4,907). In 2009, an amount of US$29,834 (2008: US$29,576; 2007: US$14,794) was attributable to price changes, and an amount of US$23,101 (2008: US$ (4,435); 2007: US$ (9,887)) was attributable to physical changes.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Biological assets in 2009, 2008 and 2007 were as follows:

	2009	2008	2007

Non-current
Cattle for dairy production(i)	4,313	4,732	4,448
Breeding cattle(i)	—	11,858	13,119
Other cattle(ii)	66	267	612
Sown land — coffee (iii)	18,540	24,763	25,026
Sown land — sugarcane (iii)	147,428	34,081	14,740

	170,347	75,701	57,945

Current
Breeding cattle(i)	—	3,543	5,325
Other cattle(iv)	749	3,961	2,809
Sown land — coffee (iii)	3,094	690	2,606
Sown land — sugarcane (iii)	17,273	14,086	6,338
Sown land — crops(ii)	27,467	21,059	24,105
Sown land — rice(ii)	11,524	6,908	3,434

	60,107	50,247	44,617

Total biological assets	230,454	125,948	102,562

(i)	Classified as bearer and mature biological assets.

(ii)	Classified as consumable and immature biological assets.

(iii)	Classified as bearer and immature biological assets.

(iv)	As of December 31, 2009, and amount of US$493 (2008: 2,718; 2007: 2,790) was classified as consumable and mature biological assets, and an amount of US$256 (2008: 1,243; 2007: 19) was classified as consumable and immature biological assets.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$88,113 for the year ended December 31, 2009 (2008: US$57,457; 2007: US$33,268).

Commencing during the middle of 2008 and lasting until the middle of 2009, the areas in which the Group operates suffered one of the worst droughts of the last 50 to 70 years, which resulted in a reduction in its agricultural production per hectare compared with historical average yields.

As a result of the drought, actual yields for crops in 2008/2009 decreased as compared with historical average yields, generating a negative impact in ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ of US$16.4 million for the year ended December 31, 2009 (2008: US$2.0 million). Additionally, actual yields for rice in 2008/2009 decreased as compared with historical average yields, generating a negative impact in ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ of US$4.2 million for the year ended December 31, 2009 (2008: nil).

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

11.	Investments in joint ventures

The investment in joint ventures represents the Group’s share of 50% in Grupo La Lacteo.

Late 2007, the Group made an agreement with Agropur Cooperative (“Agropur”), a Canadian-based dairy cooperative, to form a joint venture named Grupo La Lácteo. Each of the Group and Agropur owns 50% of the joint venture. The formation of the joint venture was completed in December 2007. The Group’s 50% share of the joint venture results has been equity accounted from the date of completion to December 31, 2007 reflecting the joint venture agreement in place that creates joint control.

In this transaction the Group contributed its wholly owned subsidiary La Lácteo, an entity engaged in the processing and sale of milk and milk-related products (previously acquired in August 2007) while Agropur contributed cash to the joint venture. No goodwill arose on the acquisition of the interest in the joint venture. This transaction generated a profit of US$4.1 million representing the accounting gain on the disposal of the Group’s interest in the La Lácteo business contributed to the joint venture (See Note 28).

In November 2007, the Group’s subsidiary, Adeco Agropecuaria S.A. entered into a milk supply offer agreement (the “Milk Supply Agreement”) with La Lacteo (amended in February 2010). Pursuant to the Milk Supply Agreement, Adeco Agropecuaria S.A. is committed to sell to La Lacteo and La Lacteo is obligated to purchase certain amount of the daily milk production subject to certain conditions. However, Adeco Agropecuaria S.A. is not obligated to sell to La Lacteo and La Lacteo is not obligated to purchase more than 50% of its milk requirements for a four-month period subject to certain conditions. The Milk Supply Agreement fixes the price of milk that La Lacteo pays to Adeco Agropecuaria S.A. at the montly price of milk plus 3%. The Milk Supply Agreement terminates in November 2017. In addition, if Adeco Agropecuaria S.A. receives a more favorable proposal from a third party compared to the agreement, Adeco Agropecuaria S.A. is free to sell the production to such party. However, La Lacteo has a right of first refusal.

The following amounts represent the Group’s 50% share of the assets and liabilities, and income and expenses of the joint venture:

	2009	2008	2007

Assets:
Non-current assets	5,008	3,621	3,874
Current assets	5,689	10,019	13,003

	10,697	13,640	16,877

Liabilities:
Non-current liabilities	740	273	299
Current liabilities	3,451	5,859	7,697

	4,191	6,132	7,996

Net assets of joint venture	6,506	7,508	8,881

	2009	2008	2007

Income	2,268	1,605	968
Expenses	(2,562)	(2,443)	(1,521)

Loss after income tax	(294)	(838)	(553)

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

There are no contingent liabilities relating to the group’s interest in the joint venture, and no contingent liabilities of the venture itself.

In addition, on November 23, 1999, the Group’s subsidiary Pilagá S.R.L. entered into a joint venture with a third party, Copra S.A., for the purpose of obtaining rights to use public waters and construct a dam for irrigated rice production. As of the date of these consolidated financial statements, the joint venture had not started operations and approvals have not been obtained.

12.	Financial instruments by category

The following table shows the carrying amounts of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities.”

		Assets at Fair	Subtotal
	Loans and	Value through	Financial	Non-Financial
	Receivables	Profit and Loss	Assets	Assets	Total

December 31, 2009
Assets as per statement of financial position
Trade and other receivables	60,904	—	60,904	67,373	128,277
Derivative financial instruments	—	99	99	—	99
Cash and cash equivalents	74,806	—	74,806	—	74,806

Total	135,710	99	135,809	67,373	203,182

	Liabilities at	Other
	Fair Value	Financial	Subtotal
	through Profit	Liabilities at	Financial	Non-Financial
	and Loss	Amortized Cost	Liabilities	Liabilities	Total

Liabilities as per statement of financial position
Trade and other payables	—	58,306	58,306	10,614	68,920
Borrowings (excluding finance lease liabilities)	—	305,861	305,861	—	305,861
Finance leases	—	920	920	—	920
Derivative financial instruments	12,887	—	12,887	—	12,887

Total	12,887	365,087	377,974	10,614	388,588

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

		Assets at Fair	Subtotal
	Loans and	Value through	Financial	Non-Financial
	Receivables	Profit and Loss	Assets	Assets	Total

December 31, 2008
Assets as per statement of financial position
Trade and other receivables	31,157	—	31,157	53,383	84,540
Derivative financial instruments	—	2,019	2,019	—	2,019
Cash and cash equivalents	93,360	—	93,360	—	93,360

Total	124,517	2,019	126,536	53,383	179,919

	Liabilities at	Other
	Fair Value	Financial	Subtotal
	through Profit	Liabilities at	Financial	Non-Financial
	and Loss	Amortized Cost	Liabilities	Liabilities	Total

Liabilities as per statement of financial position
Trade and other payables	—	42,461	42,461	10,299	52,760
Borrowings (excluding finance lease liabilities)	—	227,431	227,431	—	227,431
Finance leases	—	882	882	—	882
Derivative financial instruments	4,159	—	4,159	—	4,159

Total	4,159	270,774	274,933	10,299	285,232

		Asset at Fair	Subtotal
	Loans and	Value through	Financial	Non-Financial
	Receivables	Profit and Loss	Assets	Assets	Total

December 31, 2007
Assets as per statement of financial position
Trade and other receivables	51,381	—	51,381	31,795	83,176
Derivative financial instruments	—	258	258	—	258
Other financial assets(i)	—	1,699	1,699	—	1,699
Cash and cash equivalents	70,686	—	70,686	—	70,686

Total	122,067	1,957	124,024	31,795	155,819

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

	Liabilities at	Other
	Fair Value	Financial	Subtotal
	through Profit	Liabilities at	Financial	Non-Financial
	and Loss	Amortized Cost	Liabilities	Liabilities	Total

Liabilities as per statement of financial position
Trade and other payables	—	28,510	28,510	11,682	40,192
Borrowings (excluding finance lease liabilities)	—	157,444	157,444	—	157,444
Finance leases	—	2,481	2,481	—	2,481
Derivative financial instruments	1,002	—	1,002	—	1,002

Total	1,002	188,435	189,437	11,682	201,119

(i)	Other financial assets comprise investments in money market funds (MMFs) not considered as cash and cash equivalents for purposes of the statement of cash flows. Cash flows relating to purchases and sales of MMFs are shown under operating activities.

Liabilities carried at amortized cost also included liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17. The categories disclosed are determined by reference to IAS 39. Finance leases are excluded from the scope of IFRS 7. Therefore, finance leases have been shown separately.

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 21.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

		Assets/Liabilities
		at Fair Value	Other Financial
	Loans and	through Profit	Liabilities at
	Receivables	and Loss	Amortized Cost	Total

December 31, 2009
Interest income(i)	472	—	—	472
Interest expense(i)	—	—	(29,213)	(29,213)
Foreign exchange gains/(losses)(ii)	11,939	—	(13,936)	(1,997)
Loss from derivative financial instruments(iii)	—	(7,486)	—	(7,486)

Net result	12,411	(7,486)	(43,149)	(38,224)

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

		Assets/Liabilities
		at Fair Value	Other Financial
	Loans and	through Profit	Liabilities at
	Receivables	and Loss	Amortized Cost	Total

December 31, 2008
Interest income(i)	1,494	—	—	1,494
Interest expense(i)	—	—	(23,324)	(23,324)
Foreign exchange gains/(losses)(ii)	—	—	(24,184)	(24,184)
Gain from derivative financial instruments(iii)	—	1,848	—	1,848

Net result	1,494	1,848	(47,508)	(44,166)

		Assets/Liabilities
		at Fair Value	Other Financial
	Loans and	through Profit	Liabilities at
	Receivables	and Loss	Amortized Cost	Total

December 31, 2007
Interest income(i)	6,746	—	—	6,746
Interest expense(i)	—	—	(10,840)	(10,840)
Foreign exchange gains/(losses)(ii)	5,732	—	—	5,732
Loss from derivative financial instruments(iii)	—	(1,654)	—	(1,654)

Net result	12,478	(1,654)	(10,840)	(16)

(i)	Included in “Financial results, net” in the statement of income.

(ii)	Included in “Financial results, net” in the statement of income.

(iii)	Included in “Other operating income, net” in the statement of income.

Determining fair values

IAS 39 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the “economic investment class”. Only if this does not result in an appropriate allocation the Group deviates from such an approach in individual cases. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking. The disclosures have not been provided on a comparative basis as permitted by IFRS 7.

For the year ended December 31, 2009, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following table presents the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2009 and their allocation to the fair value hierarchy:

	2009
	Level 1	Level 2	Level 3	Total

Assets
Derivative financial instruments	99	—	—	99

Total assets	99	—	—	99

Liabilities
Derivative financial instruments	12,607	280	—	12,887

Total liabilities	12,607	280	—	12,887

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Valuation Model
(Derivatives)	Pricing Method	Parameters	Pricing Model

Futures	Quoted price	—	—
Options	Quoted price	—	—
Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method
Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

13.	Trade and other receivables, net

	2009	2008	2007

Non current
Prepaid expenses	4,263	295	458
Income tax credits	4,241	3,984	548
Non-income tax credits(i)	11,279	3,521	2,013
Escrow deposits(ii)	—	600	600
Other receivables	2,282	212	399

Non current portion	22,065	8,612	4,018

Current
Trade receivables	47,894	24,670	19,638
Receivables from related parties (Note 34)	2,554	4,368	6,340
Less: Allowance for trade receivables	(906)	(391)	(1,170)

Trade receivables — net	49,542	28,647	24,808

Prepaid expenses	5,530	5,016	1,351
Advances to suppliers	10,167	15,714	7,841
Income tax credits	6,569	4,548	1,578
Non-income tax credits(i)	23,500	15,842	13,120
Escrow deposits(ii)	1,028	3,683	3,848
Receivable from disposal of subsidiary(iii) (Note 16)	5,475	—	—
Receivable with members(iv) (Note 34)	—	—	23,390
Receivable with related parties (Note 34)	796	180	438
Other receivables	3,605	2,298	2,784

Subtotal	56,670	47,281	54,350

Current portion	106,212	75,928	79,158

Total trade and other receivables, net	128,277	84,540	83,176

(i)	Includes US$8,631 reclassified from property, plant and equipment.

(ii)	In connection with certain acquisitions, the Group deposited a portion of the consideration that would otherwise have been delivered to the sellers into an escrow account with a third party escrow agent to secure specified indemnification obligations of the sellers under the respective agreements.

(iii)	Relates to the sale of a subsidiary (comprising mainly of a farmland business) for which total net proceeds of US$21.9 million have not been fully collected as of year-end.

(iv)	Relates to issuance of units for which contributions have not been received as of year end.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	2009	2008	2007

Currency
US Dollar	23,620	21,504	38,075
Argentine Peso	29,504	35,032	28,125
Uruguayan Peso	6,036	3,516	338
Brazilian Reais	69,117	24,488	16,638

	128,277	84,540	83,176

As of December 31, 2009 trade receivables of US$11,255 (2008: US$12,791; 2007: US$9,057) were past due but not impaired. The ageing analysis of these receivables is as follows:

	2009	2008	2007

Up to 3 months	8,790	8,686	7,717
3 to 6 months	1,208	1,435	1,340
Over 6 months	1,257	2,670	—

	11,255	12,791	9,057

The Group recognizes an allowance for trade receivables when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Delinquency in payments is considered an indicator that the trade receivable is impaired.

Delinquency in payments is an indicator that a receivable may be impaired. However, management considers all available evidence in determining when a receivable is impaired. Generally, trade receivables, which are more than 180 days past due are fully provided for. However, certain receivables 180+ days overdue are not provided for based on a case-by-case analysis of credit quality analysis. Furthermore, receivables, which are not 180+ days overdue, may be provided for if specific analysis indicates a potential impairment.

Movements on the Group’s allowance for trade receivables are as follows:

	2009	2008	2007

At January 1	391	1,170	51
Charge of the year	664	15	1,004
Acquisition of subsidiary	—	—	218
Unused amounts reversed	—	(787)	(74)
Used during the year	(113)	—	(25)
Exchange differences	(36)	(7)	(4)

At December 31	906	391	1,170

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

As of December 31, 2009 approximately 34% of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to 10 well-known multinational companies with good credit quality standing, including but not limited to Cargill, Bunge, Petrobras, Louis Dreifus, or its affiliates, among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of both December 31, 2009 and 2008 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable. New customers with less than six months of history with the Group are closely monitored. The Group has not experienced credit problems with these new customers to date. The majority of the customers for which an external credit rating is not available are existing customers with more than six months of history with the Group and with no defaults in the past. A minor percentage of customers may have experienced some non-significant defaults in the past but fully recovered.

As of December 31, 2009 and 2008, the total amount of cash and cash equivalents mainly comprise cash in banks and to a lesser extent short-term bank deposits. The Group is authorized to work with banks rated “BBB+” or higher. At December 31, 2009 and 2008, 7 banks accounted for more than 70% of the total cash deposited, including but not limited to HSBC, Citigroup and/or its affiliates in local countries, among others. The remaining amount of cash and cash equivalents relates to cash in hand. The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis.

The Group arranged the interest rate swap with Citibank N.A. (United States). Crop commodity futures are traded in the established trading markets of Argentina and Brazil through well rated brokers. Counterparty risk derived from these transactions is not material.

14.	Inventories

	2009	2008	2007

Raw materials	23,843	20,584	16,247
Finished goods	30,338	40,506	38,293
Stocks held by third parties	3,299	—	3,141
Others	422	131	355

	57,902	61,221	58,036

The cost of inventories recognized as expense and included in ‘Cost of manufactured products sold and services rendered’ amounted to US$83,120 for the year ended December 31, 2009 (2008: US$50,229; 2007: US$31,433). The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$77,280 for the year ended December 31, 2009 (2008: US$83,149; 2007: US$55,002).

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

15.	Cash and cash equivalents

	2009	2008	2007

Cash at bank and on hand	72,903	93,153	61,375
Short-term bank deposits	1,903	207	9,311

	74,806	93,360	70,686

16.	Disposals

As part of the Group’s strategy to profit from farmland value appreciation opportunities, from time to time, the Group completes sales of farmlands which are not considered core to the Group’s on going activities.

During the past two years, in December 2009 and May 2008, the Group completed the sale of two wholly owned subsidiaries (La Paz Agropecuaria S.R.L. and La Agraria S.A.) for an aggregate sales price of US$47 million. These subsidiaries were mainly comprised of farmland businesses. Net gain from the sale of these businesses amounted to US$18.8 million and US$14.0 million for the years ended December 31, 2009 and 2008, respectively, and are included under the line item “Other operating income, net” in the statement of income. Management evaluated the criteria set forth in IFRS 5 and concluded that none of these disposals qualified as discontinued operations.

As discussed in Note 32, the Group acquired an entity named Agro Invest in December 2007. Certain farmland businesses within Agro Invest were acquired with a view of disposal through a tax-free spin-off availed under the tax laws of Argentina, the country of domicile of Agro Invest. This transaction did not generate any income or loss. The spin-off was completed in February 2009. Accordingly, that portion of the acquired business was classified as held for disposal other-than-by-sale in the acquisition balance sheet and as of December 31, 2007 and 2008 (shown in the line item “Spin-off assets” in the statement of financial position). This disposal did not meet the criteria of IFRS 5 to qualify as a discontinued operation. As required by the Antitrust Law, the Group has reported this transaction to the Antitrust Commission for formal approval. As of the date of these consolidated financial statements, the authorization is still pending. The Group does not have any evidence which may indicate that this transaction will not be formally approved.

Assets classified as spin-off assets related to the Agro Invest’s disposal are the following:

	2009	2008	2007

Farmlands	—	43,012	47,231
Trade and other receivables, net	—	2,299	—

	—	45,311	47,231

Cumulative translation adjustments recognized directly in equity relating to assets classified as spin-off assets are the following:

	2009	2008	2007

Foreign exchange translation adjustments	—	4,410	—

	—	4,410	—

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

17.	Members’ interest

	Number of	Total Members’
	Membership Units	Contributed Capital

At 1 January 2007	279,826,472	278,613
Contributed capital	98,691,808	197,512
At 31 December 2007	378,518,280	476,125
Contributed capital	67,090,059	152,063

At 31 December 2008	445,608,339	628,188
Contributed capital	30,043,850	69,101

At 31 December 2009	475,652,189	697,289

The limited liability company agreement (the “LLC Agreement”) for the Company provides for only one class of membership units. As part of the Agreement, the Company is managed by a Management Committee where decisions are taken by a 3-tier approval vote.

18.	Equity-settled unit-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group’s subsidiaries.

The Group incurred a charge of US$2.9 million for 2009 (2008: US$3.9 million; 2007: US$2.1 million) related to the options granted under the Option Schemes.

The fair value of the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non transferability, expected volatility, exercise restrictions and behavioral considerations.

Key grant-date fair value and other assumptions under the Option Schemes are detailed below:

	May	May	May	Feb	Oct	Dec	Jan	Nov
Grant Date	2004	2005	2006	2006	2006	2007	2009	2009

Expected volatility	39%	37%	36%	36%	36%	36%	21%	22%
Expected life	5.77	5.37	4.97	5.05	4.80	6.50	6.50	6.50
Risk free rate	3.46%	3.56%	4.46%	4.13%	4.14%	3.22%	1.85%	2.31%
Expected dividend yield	1%	1%	1%	1%	1%	1%	0%	0%
Fair value per option	$0.38	$0.36	$0.52	$0.43	$0.51	$0.82	$0.60	$0.65
Possibility of ceasing employment before vesting	0%	0%	0%	0%	0%	0.47%	1.01%	1.90%
Exercise price	$1	$1	$1	$1.22	$1.48	$2.2	$2.3	$2.3

Since the Group’s membership units are not publicly traded expected volatility was determined by calculating the historical volatility of share prices of comparable entities in representative stock markets. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Details of each plan are as follow:

The 2004 Incentive Option Plan

This scheme was effectively established in 2004 and is administered by the Management Committee of the Company. Options under the 2004 Incentive Option Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Options are exercisable over a ten-year period. The exercise price of the options is determined by the Management Committee but under no circumstances the price may be less than 100% of the fair market value of the units at the date of grant. For this scheme, there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminate prior to the date of exercise of the relevant option. If the participant ceases to be employee for cause any unvested option shall automatically expired and shall not be exercisable. In addition, if the participant ceases to be an employee for reason of death, any portion of the unit option held by he or she that has vested on that date may be exercised by his or her legal representative for the period of one year. Finally if the participant ceases to be an employee for any reason other than cause or death any portion of any vested option held may be exercisable for a period of three months.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the 2004 Incentive Option Plan are as follows:

	2009		2008		2007
	Average		Average		Average
	Exercise		Exercise		Exercise
	Price per		Price per		Price per
	Unit	Options	Unit	Options	Unit	Options
		(Thousands)		(Thousands)		(Thousands)

At January 1	1.15	13,992	1.15	13,992	1.15	13,992
Granted	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Expired	—	—	—	—	—	—

At December 31	1.15	13,992	1.15	13,992	1.15	13,992

Options outstanding at year end under the 2004 Incentive Option Plan have the following expiry date and exercise prices:

	Exercise
	Price per	Units
	Unit	2009	2008	2007
		(In thousands)

Expiry Date:
May 1, 2014	1.00	3,926	3,926	3,926
May 1, 2015	1.00	3,333	3,333	3,333
May 1, 2016	1.00	1,869	1,869	1,869
February 16, 2016	1.22	641	641	641
October 1, 2016	1.48	4,223	4,223	4,223

The 2007/ 2008 Equity Incentive Plan

This scheme was effectively established in late 2007 and is administered by the Management Committee of the Company. Options under the 2007 Equity Incentive vest over a 4-year period from the date of grant at

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

25% on each anniversary of the grant date. Options are exercisable over a ten-year period. The exercise price of the options is determined by the Management Committee but under no circumstances the price may be less than 100% of the fair market value of the units at the date of grant. For this scheme, there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated prior to the date of exercise of the relevant option. If the participant ceases to be employee for cause any unvested option shall automatically expired and shall not be exercisable. In addition, if the participant ceases to be an employee for reason of death, any portion of the unit option held by he or she that has vested on that date may be exercised by his or her legal representative for the period of one year. Finally if the participant ceases to be an employee for any reason other than cause or death any portion of any vested option held may be exercisable for a period of three months.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the 2007/2008 Equity Incentive Plan are as follows:

	2009		2008		2007
	Average		Average		Average
	Exercise		Exercise		Exercise
	Price per		Price per		Price per
	Unit	Options	Unit	Options	Unit	Options
		(Thousands)		(Thousands)		(Thousands)

At January 1	2.2	7,648	2.2	7,648	—	—
Granted	2.3	4,183	—	—	2.2	7,648
Forfeited	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Expired	—	—	—	—	—	—

At December 31	2.24	11,831	2.2	7,648	2.2	7,648

Options outstanding at year-end under the 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise
	Price per	Units
	Unit	2009	2008	2007
		(In thousands)

Expiry Date:
Dec 1, 2017	2.2	7,648	7,648	7,648
Jan 30, 2019	2.3	4,078	—	—
Nov 1, 2019	2.3	104	—	—

The following table shows the exercisable units at year end under both the 2004 Incentive Option Plan and the 2007/ 2008 Equity Incentive Plan:

Exercisable Units
In thousands

2009	17,815
2008	13,614
2007	8,347

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

19.	Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year is separated to constitute statutory reserves until they reach statutory capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses.

In addition, from time to time, the subsidiaries of the Group may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These voluntary reserves may be released for dividend distribution.

Legal and other reserves amount to US$7,855 as of December 31, 2009 (2008: US$7,089; 2007: US$7,437) and are included within the balance of retained earnings in the statement of changes in members’ equity.

20.	Trade and other payables

	2009	2008	2007

Non-current
Trade payables	5,047	2,679	—
Taxes payable	1,391	—	2,363
Other payables	384	—	—
Contingent consideration arising on a business combination	—	3,411	4,425

	6,822	6,090	6,788

Current
Trade payables	50,377	37,975	26,610
Advances from customers	871	446	514
Amounts due to related parties (Note 34)	330	1,087	349
Other payables	2,168	720	1,551
Taxes payable	3,527	2,877	1,043
Contingent consideration arising on a business combination	4,825	3,565	3,337

	62,098	46,670	33,404

Total trade and other payables	68,920	52,760	40,192

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

21.	Borrowings

	2009	2008	2007

Non-current
Bank borrowings	202,891	3,844	61,028
Obligations under finance leases	243	255	1,062

	203,134	4,099	62,090

Current
Bank overdrafts	—	19,771	22,909
Bank borrowings	102,970	203,816	73,507
Obligations under finance leases	677	627	1,419

	103,647	224,214	97,835

Total borrowings	306,781	228,313	159,925

As of December 31, 2009, total bank borrowings include collateralized liabilities of US$203,503 (2008: US$130,789; 2007: US$54,780). These loans are mainly collateralized by property, plant and equipment of the Group.

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	2009	2008	2007

Fixed rate:
Less than 1 year	30,579	95,209	59,880
Between 1 and 2 years	5,724	678	2,359
Between 2 and 3 years	5,173	191	311
Between 3 and 4 years	5,167	127	269
Between 4 and 5 years	5,167	—	184
More than 5 years	5,167	—	—

	56,977	96,205	63,003

Variable rate:
Less than 1 year	72,391	128,378	36,536
Between 1 and 2 years	68,667	703	12,886
Between 2 and 3 years	55,907	703	11,569
Between 3 and 4 years	49,511	249	11,569
Between 4 and 5 years	787	41	10,918
More than 5 years	1,621	1,152	10,963

	248,884	131,226	94,441

	305,861	227,431	157,444

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2010 and February 2020 and bear either fixed interest rates ranging from 4.00% to 15.66% per annum or

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

variable rates based on LIBOR or other specific base-rates plus spreads ranging from 2.65% to 7.44% per annum. At December 31, 2009 LIBOR (six months) was 0.49% (2008: 3.12%; 2007: 4.91%).

Borrowings incurred by the Group’s subsidiaries in Argentina are repayable at various dates between January 2010 and November 2015 and bear either fixed interest rates ranging from 7.52% and 9.50% per annum or variable rates based on LIBOR + 5% per annum.

As of December 31, 2009, total borrowings include (i) a US-dollar denominated 40.2 million loan (principal plus accrued interest) with a syndicated of banks, led by Rabobank International Brasil S.A. (“Rabobank”) (2008: US$51.1 million) due in 2013 (the “Syndicated Loan”), (ii) a Reais-denominated 153.3 million loan (principal plus accrued interest) (equivalent to US$88.0 million as of December 31, 2009) with BNDES-FINEM (the “BNDES Loan Facility”) due in 2018, and (iii) a US$80 million loan facility with the Interamerican Development Bank (IDB) (the “IDB Facility”).

•	Syndicated Loan and BNDES Loan Facility

The Syndicated Loan bears interest at LIBOR plus 2.65% per annum and the BNDES Loan Facility bears interest at a country-specific variable rate (“TJLP rate”) plus 4.05% per annum (TJLP at December 31, 2009 was 6.00%). The Syndicated Loan and the BNDES Loan Facility contain certain customary financial covenants, events of default and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial covenants are measured in accordance with generally accepted accounting principles in Brazil (“Brazilian GAAP”) and measured on an annual basis as of the end of each fiscal year. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis. Under the Syndicated Loan, defaults by either Angélica, UMA, Adeco Agropecuária Brasil S.A. or Adeco Brasil Participações S.A. on any indebtedness with an aggregate principal amount over US$500,000 can result in acceleration of the full outstanding loan amount due to the syndicate of banks. The obligations under this facility are secured by (i) a mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Angélica; and (iii) liens over the Angélica mill and equipment, all of which are property of Angélica.

During 2008, under the Syndicated Loan and the BNDES Loan Facility, the Group was required to meet (i) a debt service coverage ratio on an individual basis of more than 1.0; (ii) a liquidity ratio on an individual basis of more than 1.0; (iii) a liquidity ratio on an aggregate basis of more than 1.2; (iv) an interest coverage ratio on an aggregate basis of more than 3.0; and (v) a net bank debt to EBITDA ratio on an aggregate basis of less than 5.0. The Group was not in compliance with the covenants as of December 31, 2008. However, the Group obtained waivers for each breach from the financial institutions.

Furthermore, on December 30, 2009, the Group entered into an amendment to the Syndicated Loan and the BNDES Loan Facility to modify the terms of the financial ratios covenants. Pursuant to the amendment, the Group is required to meet redefined certain financial ratios on an annual basis as of the end of each of the fiscal years commencing in 2009. The Group was in compliance with these redefined covenants as of December 31, 2009.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The redefined financial covenants were as follows:

	2009	2010	2011	2012 to 2013	2014 to 2018

Financial ratios:
Debt Service Coverage Ratio (individual)	> 1.00	> 1.00	> 1.00	> 1.00	> 1.30
Liquidity Ratio (individual)	> 0.55	> 1.00	> 1.00	> 1.00	> 1.00
Liquidity Ratio (aggregate)	> 1.20	> 0.65	> 1,00	> 1.20	> 1.20
Interest Coverage Ratio (aggregate)	> 3.00	> 2.00	> 2.00	> 4.00	> 4.00
Net Bank Debt / EBITDA (aggregate)	< 3.00	< 4.00	< 3.00	< 3.00	< 3.00

During December 2010, Debt Service Coverage Ratio (Individual) and Net Bank Debt/EBITDA (aggregate) ratio for the year 2010 for both loans have been redefined (see Note 35 for further details).

• IDB Facility

The IDB Facility is divided into a seven-year US$31 million tranche (Tranche A) and a five-year US$49 million tranche (Tranche B). Tranche A originally bore interest at 180-day LIBOR plus 5% per annum although subsequently revised to a fixed rate of 7.52% per annum. Tranche B bears interest at 180-day LIBOR plus 4.75% per annum. Payment of principal plus interest of both tranches are made on a bi-annual basis. The proceeds of this loan were used to make capital investments and refinance short-term debt. The IDB facility is collateralized by property, plant and equipment with a net book value of US$42.4 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

Under the IDB Facility, defaults by either Adeco Agropecuaria S.A. or Pilagá S.R.L. (currently Pilagá S.A.) on any indebtedness with an aggregate principal amount over US$3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which requires the Group to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) and measured on each quarter on a 12-month basis.

The subsidiaries Adeco Agropecuaria S.A. and Pilagá S.A. are required under the original terms of the IDB Facility to meet every quarter : (i) a debt to EBITDA ratio on an individual basis of less than 3.75; (ii) a debt to EBITDA ratio on an aggregate basis of less than 4.0; (iii) a total liabilities to total equity ratio on an individual basis of less than 1.40; (iv) a total liabilities to total equity ratio on an aggregate basis of less than 1.20; (v) a current asset to current liabilities ratio on an aggregate basis of more than 1.30; (vi) an interest coverage ratio on an aggregate basis of more than of more than 2.0; and (vii) a loan coverage ratio of more than 1.5 on an aggregate basis.

During 2009, the Group was in compliance with some of the covenants including (i) the loan coverage ratio on an aggregate basis for all quarters, (ii) the total liabilities to total equity ratio on for Adeco Agropecuaria S.A. for three quarters, and (iii) the current asset to current liabilities ratio on an aggregate basis for one quarter. However, Adeco Agropecuaria S.A. and Pilagá S.A. were not in compliance of the remaining financial ratio covenants. The IDB granted waivers for each breach of the financial ratio covenants.

On May 14, 2010, the Group entered into an amendment to the IDB Facility to modify the terms of the existing financial ratio covenants. Since the date of the loan amendment, the Group has been in compliance with all of the amended financial ratio covenants. Pursuant to the amended ratios, the Group is now required to meet financial ratios for aggregate EBITDA, aggregate total debt, and aggregate capital expenditures on a

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

quarterly basis commencing in the 2010 fiscal year as set forth below. The Group is required to meet, as of the end of the fourth quarter of 2010 and as of each fiscal quarter thereafter, financial ratios for aggregate debt to EBITDA, aggregate total liabilities to total equity, aggregate current assets to current liabilities, aggregate interest coverage, aggregate debt to equity, aggregate short-term debt to total debt and debt to equity on an individual basis. The redefined financial covenants were as follows:

	2010 1Q	2010 2Q	2010 3Q	2010 4Q	2011	2012	2013

Financial ratios:
EBITDA (aggregate) (in millions of $)	> 3.00	> 13.00	> 15.00	N/A	N/A	N/A	N/A
Total Debt (aggregate) (in millions of $)	< 105.00	< 110.00	< 120.00	< 115.00	< 115.00	< 115.00	< 115.00
Capital Expenditures (aggregate)(in millions of $)	< 2.70	< 9.60	< 15.00	< 15.00	N/A	N/A	N/A
Debt to EBITDA (aggregate)	N/A	N/A	N/A	< 5.00	< 4.75	< 4.25	< 3.75
Total Liabilities to Total Equity (aggregate)	N/A	N/A	N/A	< 1.50	< 1.50	< 1.30	< 1.30
Current Asset to Current Liabilities (aggregate)(i)	N/A	N/A	N/A	> 1.30	> 1.10/1.30	> 1.10/1.30	> 1.10/1.30
Interest Coverage (aggregate)	N/A	N/A	N/A	> 1.40	> 2.10	> 2.35	> 2.60
Debt to Equity (aggregate)	N/A	N/A	N/A	< 1.20	< 1.20	< 1.20	< 1.20
Short-Term Debt to Total Debt (aggregate)(ii)	N/A	N/A	N/A	< 0.57	< 0.50	< 0.50	< 0.50
Debt to Equity (individual)	N/A	N/A	N/A	< 1.70	< 1.40	< 1.20	< 1.20

(i)	From 2011 onwards, for the first, second and third quarters the ratio is >1.10. From 2011 onwards, for the fourth quarter the ratio is >1.30.

(ii)	Measured annually.

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

The Group estimates that the carrying amount of short-term loans approximates fair value due to their short-term nature. The Group estimates that the fair values of the long-term bank loans are estimated based on the current rates offered to the Group for debt of similar terms and maturities. The Group’s fair value of long-term bank loans was not significantly different from the carrying value at December 31, 2009, 2008 and 2007.

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	2009	2008	2007

Currency
Argentine Peso	88	35,343	34,589
US Dollar	158,797	164,103	84,522
Uruguayan Peso	40	—	—
Brazilian Reais	147,856	28,867	40,814

	306,781	228,313	159,925

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities — minimum lease payments:

	2009	2008	2007

Non-current
Not later than one year	719	801	3,872
Later than one year and not later than five years	243	327	1,763

	962	1,128	5,635
Future finance charges on finance leases	(42)	(246)	(3,154)

Present value of finance lease liabilities	920	882	2,481

The present value of finance lease liabilities is as follows:

	2009	2008	2007

Not later than one year	677	627	1,419
Later than one year and not later than five years	243	255	1,062

	920	882	2,481

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at December 31, 2009 was 14.75% (2008: 15.36%; 2007: 15.36%).

22.	Taxation

The Company is a limited liability company domiciled in Delaware, United States of America and elected to be treated as a partnership for United States federal income tax purposes. Accordingly, a provision for federal income taxes for the Company is not recorded in the Group’s consolidated financial statements. Taxable income or loss of the Company will be included in the income tax returns of the members.

The Group’s income tax has been calculated on the estimated assessable taxable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income. The details of the provision for the Group’s foreign income tax are as follows:

	2009	2008	2007

Current income tax	(1,034)	903	(6,321)
Deferred income tax	6,449	9,546	6,380

Income tax benefit	5,415	10,449	59

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate

Argentina	35%
Brazil	34%
Uruguay	25%

The following are the principal deferred tax liabilities and deferred tax assets recognized by the Group, and the movements thereon for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007

Deferred income tax assets:
Deferred income tax asset to be recovered after more than 12 months	(44,139)	(16,068)	(8,912)
Deferred income tax asset to be recovered within 12 months	(974)	(2,645)	(140)

	(45,113)	(18,713)	(9,052)

Deferred income tax liabilities:
Deferred income tax liability to be recovered after more than 12 months	100,585	92,457	106,263
Deferred income tax liability to be recovered within 12 months	6,460	2,170	3,450

	107,045	94,627	109,713

Deferred income tax liabilities, net	61,932	75,914	100,661

The gross movement on the deferred income tax account is as follows:

	2009	2008	2007

Beginning of year	75,914	100,661	51,087
Exchange differences	(7,000)	(11,237)	(270)
Acquisition of subsidiary	—	—	56,224
Disposal of subsidiary (Note 16)	(533)	(3,964)	—
Income tax benefit	(6,449)	(9,546)	(6,380)

End of year	61,932	75,914	100,661

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Property, Plant	Biological
Deferred Income Tax Liabilities	and Equipment	Assets	Others	Total

At January 1, 2007	50,204	5,042	205	55,451
Charged/(credited) to the statement of income	(409)	(1,996)	(57)	(2,462)
Acquisition of subsidiary	52,523	3,890	(107)	56,306
Exchange differences	546	(206)	78	418

At December 31, 2007	102,864	6,730	119	109,713

Charged/(credited) to the statement of income	(1,723)	3,512	229	2,018
Disposal of subsidiary	(3,813)	(151)	—	(3,964)
Exchange differences	(11,130)	(1,902)	(108)	(13,140)

At December 31, 2008	86,198	8,189	240	94,627

Charged/(credited) to the statement of income	(5,065)	20,384	670	15,989
Disposal of subsidiary	(510)	(14)	(9)	(533)
Exchange differences	(1,771)	(1,555)	288	(3,038)

At December 31, 2009	78,852	27,004	1,189	107,045

			Equity-settled
		Tax Loss	Unit-based
Deferred Income Tax Assets	Provisions	Carryforwards	Compensation	Others	Total

At January 1, 2007	182	984	1,134	2,064	4,364
Charged/(credited) to the statement of income	588	2,481	726	123	3,918
Acquisition of subsidiary	—	—	—	82	82
Exchange differences	36	214	—	438	688

At December 31, 2007	806	3,679	1,860	2,707	9,052

Charged/(credited) to the statement of income	(171)	11,145	1,366	(776)	11,564
Exchange differences	(195)	(1,099)	—	(609)	(1,903)

At December 31, 2008	440	13,725	3,226	1,322	18,713

Charged/(credited) to the statement of income	675	19,201	999	1,563	22,438
Exchange differences	150	3,479	—	333	3,962

At December 31, 2009	1,265	36,405	4,225	3,218	45,113

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through the future taxable profits is probable. Tax loss carry forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2009, it is probable that the Group will realize all of the deferred tax assets in Argentina and some portion of the deferred tax assets in Brazil.

As of December 31, 2009, the Group’s tax loss carry forwards and the jurisdictions, which generated them are as follows:

	Tax Loss
Jurisdiction	Carry Forward	Expiration Period

Argentina	10,604	5 years
Brazil	119,240	No expiration date

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2009	2008	2007

Tax calculated at the tax rates applicable to profits in the respective countries	(8,100)	(12,789)	(1,613)
Non-deductible items	702	488	353
Unused tax losses, net	688	853	1,777
Others	1,295	999	(576)

Income tax benefit	(5,415)	(10,449)	(59)

23.	Payroll and social security liabilities

	2009	2008	2007

Non-current
Social security payable	1,106	834	761

	1,106	834	761

Current
Salaries payable	2,446	1,416	767
Social security payable	1,831	936	811
Provision for vacations	4,802	2,532	1,838
Provision for bonuses	1,000	1,141	1,439

	10,079	6,025	4,855

Total payroll and social security liabilities	11,185	6,859	5,616

24.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

The table below shows the movements in the Group’s provisions for other liabilities categorized by type of provision:

	Labor, Legal and	Tax and Social
	Other Claims	Security	Total

At January 1, 2007	216	3,539	3,755
Additions	664	191	855
Reversals	(16)	—	(16)
Used during year	(14)	(1,511)	(1,525)
Exchange differences	(6)	731	725

At December 31, 2007	844	2,950	3,794

Additions	327	78	405
Used during year	(240)	(1,570)	(1,810)
Exchange differences	(122)	(666)	(788)

At December 31, 2008	809	792	1,601

Additions	2,549	801	3,350
Used during year	(6)	(158)	(164)
Exchange differences	18	173	191

At December 31, 2009	3,370	1,608	4,978

Analysis of total provisions:

	2009	2008	2007

Non current	3,326	777	3,082
Current	1,652	824	712

	4,978	1,601	3,794

Argentina

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings, which the Group estimates they involve claims aggregating $1.1 million, and for which the Group has established provisions in an aggregate amount of $0.7 million as of December 31, 2009. In addition, there are currently certain legal proceedings pending in which the Group is involved for which the Group has not established provisions. In the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on the combined financial condition, liquidity, or results of operations.

Brazil

The Group is engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, which the Group estimates they involve claims aggregating $21.1 million, and for which the Group has established provisions in an aggregate amount of

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

$4.3 million and has made judicial deposits in an aggregate amount of $0.4 million as of December 31, 2009. In addition, there are currently certain legal proceedings pending in which the Group is involved for which the Group has not established provisions. In the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on the combined financial condition, liquidity, or results of operations other than as described below.

The Brazilian Federal Government filed a Tax Enforcement action against UMA to demand excise taxes (Imposto sobre Produtos Industrializados), or IPI, a federal value-added tax on industrial products, in the amount of approximately US$8.7 million. The Group obtained an initial favorable decision from the lower court, which accepted our argument on procedural grounds based on the Brazilian Federal Government loss of its procedural right to demand the IPI debts. Currently, the case is under review by an appellate court following the appeal filed by the Brazilian Federal Government. The Group has not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely, the Group’s results of operations and financial condition may be materially adversely affected.

A civil lawsuit was filed against Agropecuária Ltda by José Valter Laurindo de Castilhos, Companhia Rio de Janeiro Agropecuária Ltda. and others, former owners of the Rio de Janeiro and Conquista Farms, currently the property of Adeco Agropecuária Ltda. The former owners claim the payment of a supplementary amount of approximately US$6 million, as well as indemnity for moral and material damages. The suit is under review by a court at appellate level, after the Group received a favorable decision from the lower court. The Group has not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely, the Group’s results of operations and financial condition may be materially adversely affected.

25.	Sales

	2009	2008	2007

Sales of manufactured products and services rendered:
Rice	65,521	51,681	24,875
Ethanol	62,811	29,385	7,289
Sugar	26,143	20,495	17,133
Soybean oil and meal	8,420	1,692	—
Energy	8,216	—	—
Coffee	7,984	8,544	5,035
Services	2,848	2,507	823
Powder milk	720	2,171	13,183
Others	723	698	1,469

	183,386	117,173	69,807

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

	2009	2008	2007

Sales of agricultural produce and biological assets:
Soybean	35,696	37,333	26,829
Cattle	28,639	9,548	7,418
Corn	14,654	22,547	11,186
Cotton	11,905	5,813	6,941
Milk	10,809	12,295	4,442
Wheat	10,218	15,407	8,310
Coffee	6,281	7,404	2,232
Sunflower	5,517	5,615	1,096
Barley	3,106	2,816	1,081
Seeds	2,352	3,822	1,968
Sugar cane	93	1,291	—
Others	947	3,145	1,193

	130,217	127,036	72,696

Total sales	313,603	244,209	142,503

Commitments to sell commodities at a future date

The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean and corn sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the owner use exception criteria are used, those contracts are not recorded as derivatives.

The notional value of commodities sales forward contracts is US$29.1 million at December 31, 2009 (2008: US$9.1 million; 2007: US$16.0 ) and comprises, among others, 90,214 tons and 22,800 tons of soybean and corn for a notional amount of US$29.1 million and US$3.2 million respectively, which expire between October 2010 and May 2011.

26.	Expenses by nature

The Group presented the statement of income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items “cost of manufactured products sold and services rendered”, “cost of agricultural produce sold and direct agricultural selling expenses”, “general and administrative expenses” and “selling expenses”.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	2009	2008	2007

Cost of agricultural produce and biological assets sold	116,728	104,992	66,862
Raw materials and consumables used in manufacturing activities	95,959	44,444	41,816
Services	39,374	24,136	16,836
Salaries and social security expenses (Note 27)	37,099	40,061	23,525
Depreciation and amortization	30,356	28,314	9,357
Taxes(*)	20,474	12,975	8,332
Maintenance and repairs	17,046	6,713	5,824
Freights	11,322	8,686	2,043
Export taxes/selling taxes	5,612	9,940	1,614
Fuel and lubricants	5,507	4,407	2,319
Lease expense and similar arrangements	2,764	1,782	198
Others	11,621	16,298	6,016

Total expenses by nature	393,862	302,748	184,742

(*)	Excludes export taxes and selling taxes.

For the year ended December 31, 2009, an amount of US$180,083 is included as “cost of manufactured products sold and services rendered” (2008: US$105,583; 2007: US$63,519); an amount of US$130,217 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (2008: US$127,036; 2007: US$72,696); an amount of US$52,393 is included in “general and administrative expenses” (2008: US$45,633; 2007: US$33,765); and an amount of US$31,169 is included in “selling expenses” as described above (2008: US$24,496; 2007: US$14,762).

27.	Salaries and social security expenses

	2009	2008	2007

Wages and salaries	27,777	30,516	16,268
Social security costs	6,442	5,643	5,137
Equity-settled unit-based compensation	2,880	3,902	2,120

	37,099	40,061	23,525

Number of employees	5,290	4,544	3,507

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

28.	Other operating income, net

	2009	2008	2007

Gain from the sale of subsidiaries (Note 16)	18,839	13,974	—
Gain on acquisition of joint ventures (Note 11)	—	—	4,135
(Loss)/gain from commodity derivative financial instruments	(7,486)	1,848	(1,654)
Gain from disposal of other property items	337	479	205
Others	1,381	1,022	(448)

	13,071	17,323	2,238

29.	Financial results, net

	2009	2008	2007

Finance income:
— Interest income	472	1,494	6,746
— Foreign exchange gains, net	10,903	—	5,971
— Other income	178	1,058	208

Finance income	11,553	2,552	12,925

Finance costs:
— Interest expense	(28,222)	(23,324)	(10,840)
— Foreign exchange losses, net	—	(24,932)	—
— Taxes	(2,060)	(1,982)	(1,019)
— Loss from interest rate/foreign exchange rate derivative financial instruments	(314)	—	—
— Other expenses	(3,620)	(622)	(599)

Finance costs	(34,216)	(50,860)	(12,458)

Total financial results, net	(22,663)	(48,308)	467

30.	Earnings per member unit

(a)	Basic

Basic earnings per unit is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of membership units in issue during the year (Note 17).

	2009	2008	2007

(Loss)/Profit attributable to equity holders of the Group	(265)	(19,334)	29,170
Weighted average number of membership units in issue (thousands)	456,100	408,558	288,209

Basic (losses)/earnings per unit	(0.001)	(0.047)	0.101

(b)	Diluted

Diluted earnings per unit is calculated by adjusting the weighted average number of membership units outstanding to assume conversion of all dilutive potential membership units. The Group has one category of

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

dilutive potential membership units: equity-settled unit options. For these equity-settled unit options, a calculation is done to determine the number of units that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding unit options. The number of units calculated as above is compared with the number of units that would have been issued assuming the exercise of the equity-settled unit options.

	2009		2008		2007

(Loss)/Profit attributable to equity holders of the Group	(265)		(19,334)		29,170

Weighted average number of membership units in issue (thousands)	456,100		408,558		288,209
Adjustments for:
Weighted average number of membership units that would have been issued at average market price (thousands)	17,066		14,265		9,625

Weighted average number of membership units for diluted earnings per unit (thousands)	473,166		422,823		297,834

Diluted earnings per unit	n/a	(*)	n/a	(*)	0.098

(*)	The effects of anti-dilutive potential membership units are ignored in the earnings per unit calculation. All units are anti-dilutive in a loss year because they would decrease a loss per unit.

31.	Disclosure of leases and similar arrangements

The Group as lessee

Operating leases:

The Group leases various offices and machinery under cancellable operating lease agreements. Lease expense was US$2.2 million for the year ended December 31, 2009 (2008: US$3.0 million; 2007: US$0.6 million). Lease expense is included in administrative, general and selling expenses in the statement of income.

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$4.3 million for the year ended December 31, 2009 (2008: US$2.5 million; 2007: 1.1 million). Lease expense is included in initial recognition and changes in fair value of biological assets and agricultural produce in the statement of income.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2009	2008	2007

No later than 1 year	11,681	773	1,217
Later than 1 year and no later than 5 years	3,824	1,982	1,821
Thereafter	487	—	—

	15,992	2,755	3,038

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugar on their land. These contracts have an average term of 5 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Charges accrue at the time of harvest. Since the production cycle extends several years, the Group makes substantial advance payments to the landowners, which are classified as prepaid expenses within trade and other receivables. Lease expense was US$9.9 million for the year ended December 31, 2009 (2008: US$6.3 million; 2007: 4.4 million). Lease expense is included in “Cost of manufactured products sold and services rendered” in the statement of income.

Finance leases:

When a lease transfers substantially all risks and rewards to the Group as lessee, the Group initially recognizes the leased assets in the statement of financial position at the lower of fair value or present value of the future minimum lease payments. Most of the leased assets carried in the statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. The net book value of assets under finance leases amounts to US$900, US$1,562 and US$3,043 as of December 31, 2009, 2008 and 2007, respectively.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of income.

Information on the breakdown of the present value of finance leases and its components is disclosed in Note 21.

The Group as lessor

Operating leases:

The Group acts as a lessor in connection with an operating lease related to leased farmland. The lease payments received are recognized in profit or loss. The lease has a term of ten years.

The following amounts have been recognized in the statement of income:

	2009	2008	2007

Rental income	172	—	—

The future minimum rental payments receivable under cancellable leases are as follows:

	2009	2008	2007

No later than 1 year	2,370	—	—
Later than 1 year and no later than 5 years	9,483	—	—
Thereafter	11,853	—	—

	23,706	—	—

Finance leases:

The Group does not act as a lessor in connection with finance leases.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

32.	Business combinations

The Group accounts for acquisitions in accordance with IFRS 3 ‘Business Combinations’. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognized at fair value at acquisition date. In assessing fair value at acquisition date, management makes their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves, which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assesses provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amends the relevant value accordingly through the statement of income or as an adjustment to goodwill as appropriate under IFRS 3.

From inception in 2002 the Group grew significantly both organically and through acquisitions. There were no acquisitions during the year ended December 31, 2009. During the years ended December 31, 2008 and 2007, the Group completed a series of acquisitions, which are described in the table below:

		%	Country of
Name	Date of Acquisition	Acquired	Incorporation

Fazenda Mimoso S.A.	February 23, 2007	50%	Brazil
Pilagá S.A.	March 12, 2007	99.84%	Argentina
Amandina Agroenergía Ltda.	June 28, 2007	100%	Brazil
La Lácteo S.A.	August 06, 2007	100%	Argentina
Bañado del Salado S.A.	December 31, 2007	100%	Argentina
Agro Invest S.A.(*)	December 31, 2007	54.25%	Argentina

(*)	Due to the spin-off of the non-retained farmland assets and disposal of minority interest, percentage owned increased to 100% as of December 31, 2009. See “Acquisition of Agro Invest S.A.” below for details.

Following is a description of the most significant acquisitions completed during the years presented.

Significant acquisitions completed during the year ended December 31, 2007

Acquisition of Pilagá Sociedad Anónima (Pilagá)

On March 12, 2007, the Group acquired 99.84% of the issued share capital of Pilagá, an Argentine-based agricultural company, for a total consideration of US$41.1 million (including direct acquisition costs). Pursuant to the terms of the agreement, the seller is eligible to receive contingent consideration of US$4.2 million in the aggregate within the three years following the acquisition commencing March 2008 based upon the resolution of certain contingent and other matters. As of the date of these financial statements, an amount of US$0.5 million was released to the seller.

In the period from acquisition to December 31, 2007, Pilagá contributed revenues of US$33.5 million and net profit of US$4.2 million to the Group’s consolidated results. If Pilagá had been acquired on January 1, 2007, combined revenues of the Group would have been US$124.4 million (unaudited) and Profit Before Income Tax would have been US$31 million (unaudited) for the year ended December 31, 2007. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2007, together with its consequential tax effects.

Details of the net assets acquired and negative goodwill are as follows:

Purchase consideration:
Cash paid(*)	41,079
Contingent consideration(**)	3,690

Total purchase consideration	44,769

Fair value of net assets acquired	71,694

Excess fair value of net assets acquired over cost	(26,925)

(*)	Includes costs directly attributable to the acquisition.

(**)	Discounted at present value as of the date of acquisition.

The excess of acquirer’s interest in the net fair value of Pilaga’s identifiable assets, liabilities and contingent liabilities over cost is attributable to a bargain purchase and was immediately recorded as a gain in the statement of income, after reassessing the identification and fair value measurement of Pilagá’s net identifiable assets.

The assets and liabilities at the date of acquisition are as follows:

	Fair Value	Book Value(*)

Cash and cash equivalents	442	442
Biological assets	22,537	22,537
Property, plant and equipment	81,740	18,358
Intangible assets	308	—
Deferred tax liability	(31,018)	(10,182)
Working capital (excluding current portion of biological assets)	(2,139)	(2,139)

Net assets	71,870	29,016

Minority interest (0.16)%	(176)	(63)

Net assets acquired	71,694	28,953

(*)	Carrying amounts of assets, liabilities and contingent liabilities in Pilaga’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Pilagá did not report IFRS information. Book values correspond to accounting records maintained under local GAAP prior to the acquisition.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	41,079
Cash and cash equivalents in subsidiary acquired	(442)

Cash outflow on acquisition	40,637

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Acquisition of Agro Invest Sociedad Anónima (Agroinvest)

On December 31, 2007, the Group and an unrelated third party acquired an aggregate 100% interest in the share capital of Agro Invest, an Argentine-based agricultural company, comprised of several discrete and independently managed farmland businesses. The Group acquired Agro Invest with a view of retaining only certain farmland businesses within the entity, while the third party would retain the others businesses. These retained farmland businesses were equivalent to a 54.25% of the share capital of Agro Invest based on a fair valuation of the businesses making up the entity. The Group paid US$48.1 million (including direct acquisition costs) for this percentage in Agro Invest. The acquisition also involved contingent consideration to the sellers in an amount of US$3.1 million, which amount was deposited in escrow to secure certain obligations of the sellers. The escrowed amounts are to be released within a four-year period as from the date of acquisition. As of the date of these financial statements, US$2.1 million was already released to the sellers.

Despite the relative ownership interests in the entity as of acquisition date, as determined by the fair value of the retained net assets by each party, the Group and the unrelated party agreed that earnings will be attributed to the Group and the unrelated party based on the profit or loss generated by the assets retained by each party. Furthermore, on acquisition date, the parties agreed to cause a tax-free spin-off of the non-retained businesses availed under Argentine tax laws. Based on the profit-attribution agreement, the tax-free spin-off does not generate any gain or loss to the Group.

The Group recognized the non-retained farmland businesses as spin-off businesses as of the acquisition date with a corresponding charge to the minority interest account. Accordingly, goodwill generated by the transaction only reflected the difference between the purchase price paid and the fair value of the retained net farmland assets.

The spin-off took some time to be effective due to customary legal aspects and became effective as from February 2009. Therefore, these financial statements reflect the disposal of the minority interest account created for the percentage of the non-retained farmland businesses within Agro Invest. As required by the Antitrust Law, the Group has reported this transaction to the Antitrust Commission for formal approval. As of the date of these consolidated financial statements, the authorization is still pending. The Group does not have any evidence which may indicate that this transaction will not be formally approved.

Since this acquisition was completed on December 31, 2007, it did contribute neither revenues nor profit to the Group’s consolidated results. If Agro Invest had been acquired on January 1, 2007, combined revenues of the Group for the period would have been US$122.1 million (unaudited) (excluding the disposed business) and Profit Before Income Tax would have been US$30.1 million (unaudited) (excluding the disposed business) for the year ended December 31, 2007. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2007, together with its consequential tax effects.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Details of the net assets acquired (excluding disposed businesses) and goodwill are as follows:

Purchase consideration:
Cash paid(*)	48,086
Contingent consideration(**)	3,083

Total purchase consideration	51,169

Fair value of net assets acquired	45,114

Goodwill	6,055

(*)	Includes costs directly attributable to the acquisition.

(**)	Discounted at present value as of the date of acquisition.

The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.

The assets and liabilities at the date of acquisition are as follows:

	Fair Value	Book Value(*)

Cash and cash equivalents	25	25
Biological assets	6,451	6,451
Property, plant and equipment	48,627	7,214
Disposed business(**)	47,232	7,008
Deferred tax liability	(19,429)	(3,157)
Working capital excluding current portion of biological assets	9,439	9,631

Net assets	92,345	27,172

Minority interest(**)	(47,231)	(12,432)

Net assets acquired	45,114	14,740

(*)	Carrying amounts of assets, liabilities and contingent liabilities in Agro Invest’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Agro Invest did not report IFRS information. Book values correspond to accounting records maintained under local GAAP prior to the acquisition.

(**)	Farmland businesses disposed of by spin-off in February 2009.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	48,086
Cash and cash equivalents in subsidiary acquired	(25)

Cash outflow on acquisition	48,061

Acquisition of Bañado del Salado Sociedad Anónima (“Bañado”)

On December 31, 2007, the Group acquired 100% of the issued share capital of Bañado, an Argentine-based agricultural company, for a total consideration of US$25.7 million (including direct acquisition costs). Pursuant to the terms of the Agreement, the Group deposited US$1.1 million into an escrow account to secure specified indemnification obligations of the sellers. Upon resolution of the indemnification provisions, the

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

escrow agent will release to the sellers pre-determined amounts from the escrow account within a four-year period as from the date of acquisition. As of the date of these financial statements, the total amount was released to the sellers.

Since this acquisition was completed on December 31, 2007, it did contribute neither revenues nor profits to the Group’s results of operations. If Bañado had been acquired on January 1, 2007, combined revenues of the Group would have been US$122.1 million (unaudited) and Profit Before Income Tax would have been US$30.1 million (unaudited) for the year ended December 31, 2007. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment had applied from January 1, 2007, together with the consequential tax effects.

Details of net assets acquired and negative goodwill are as follows:

Purchase consideration:
Cash paid(*)	24,583
Contingent consideration(**)	1,085

Total purchase consideration	25,668

Fair value of net assets acquired	26,647

Excess fair value of net assets acquired over cost	(979)

(*)	Includes costs directly attributable to the acquisition.

(**)	Discounted at present value as of the date of acquisition.

The excess of acquirer’s interest in the net fair value of Bañado’s identifiable assets, liabilities and contingent liabilities over cost is attributable to a bargain purchase and was immediately recorded as a gain in the statement of income, after reassessing the identification and fair value measurement of Bañado’s net identifiable assets.

The assets and liabilities as of December 20, 2007 arising from the acquisition are as follows:

	Fair Value	Book Value(*)

Cash and cash equivalents	654	654
Biological assets	956	1,245
Property, plant and equipment	35,799	5,545
Deferred tax	(10,750)	(172)
Working capital excluding current portion of biological assets	(12)	(12)

Net assets acquired	26,647	7,260

(*)	Carrying amounts of assets, liabilities and contingent liabilities in Bañado’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Bañado did not report IFRS information. Book values correspond to accounting records maintained under local GAAP prior to the acquisition.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Purchase consideration settled in cash	24,583
Cash and cash equivalents in subsidiary acquired	(654)

Cash outflow on acquisition	23,929

Acquisition of Amandina Agroenergía Ltda (renamed as Ivinhema Agronergia Ltda) (“Amandina”)

On June 28, 2007, the Group acquired 100% of the issued share capital of Amandina, a Brazilian-based company engaged primarily in sugarcane planting and milling for sale of sugar, ethanol and energy, for total consideration of US$12.9 million (including direct acquisition costs). In the period from acquisition to December 31, 2007, Amandina contributed revenues of US$2.6 million and net profit of US$1.5 million to the Group’s consolidated results. If Amandina had been acquired on January 1, 2007, combined revenues of the Group would have been US$119.1 million (unaudited) and Profit Before Income Tax would have been US$28.6 million (unaudited) for the year ended December 31, 2007. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment had applied from January 1, 2007, together with the consequential tax effects.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	12,868

Total purchase consideration	12,868

Fair value of net assets acquired	4,622

Goodwill	8,246

The goodwill generated on the acquisition was attributable mainly to the benefits expected from further expansion and strengthening position of the Group in the sugar, ethanol and energy industry sector.

The assets and liabilities as of June 28, 2007 arising from the acquisition are as follows:

	Fair Value	Book Value(*)

Cash and cash equivalents	199	199
Biological assets	2,151	8,193
Property, plant and equipment	209	208
Deferred tax	2,084	—
Working capital excluding current portion of biological assets	(21)	(21)

Net assets acquired	4,622	8,579

(*)	Carrying amounts of assets, liabilities and contingent liabilities in Amandina’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Amandina did not report IFRS information. Book values correspond to accounting records maintained under local GAAP prior to the acquisition.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Purchase consideration settled in cash	12,868
Cash and cash equivalents in subsidiary acquired	(199)

Cash outflow on acquisition	12,669

Other non significant acquisitions completed during the year ended December 31, 2007

During the year ended December 31, 2007, the Group completed two other acquisitions for an aggregate total consideration of US$6.2 million including direct costs attributable to the acquisitions. One of these acquisitions generated goodwill of US$3.9 million while the other generated a gain of US$1.1 million recorded as “excess of fair value of net assets acquired over cost”. The following table sets out the aggregate book values of the identifiable assets and liabilities acquired and their corresponding fair value to the Group.

	Fair Value	Book Value(*)

Cash and cash equivalents	525	525
Biological assets	3,342	1,339
Property, plant and equipment	7,625	5,279
Deferred tax liability	(4,569)	(1,971)
Working capital (excluding current portion of biological assets)	(1,473)	(2,925)

Net assets acquired	5,450	2,247

Minority interest	(2,081)	(794)

Net assets acquired	3,369	1,453

(*)	Carrying amounts of assets, liabilities and contingent liabilities in the respective subsidiary books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as the subsidiaries did not report IFRS information. Book values correspond to accounting records maintained under the respective local GAAP prior to the acquisition.

In the aggregate, these two acquisitions completed in 2007 contributed US$0.2 million to revenues and US$ (2.2) million to profit after taxes to the Group’s consolidated results. If these two acquisitions together with Pilagá, Agro Invest, Bañado and Amandina had been acquired on January 1, 2007, combined revenues of the Group would have been US$143.9 million (unaudited) and profit after taxes would have been US$33.3 million (unaudited) for the year ended December 31, 2007.

Acquisitions completed during the year ended December 31, 2008

The Group completed no significant acquisitions during the year ended December 31, 2008.

In January 2008, the Group completed the acquisition of the remaining 50% minority interest in Fazenda Mimoso (“Mimoso”) for an aggregate consideration of US$1 million. The previous 50% interest in Mimoso was acquired in February 2007 for a total purchase price of US$1.3 million, on which date the Group obtained control due to a shareholders agreement with the sellers. That acquisition was included in the aggregate disclosure of other non-significant acquisitions completed in 2007. The acquisition of the remaining 50% was treated as a transaction with parties external to the Group and generated negative goodwill of US$1.2 million due to the excess of fair value of net assets acquired over cost.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

33.	Group companies

The following table details the companies making up the Group as of December 31, 2009, 2008 and 2007:

				2009	2008	2007
				Ownership	Ownership	Ownership
			Country of	Percentage	Percentage	Percentage
			Incorporation	Held if not	Held if not	Held if not
	Activities		and Operation	100%	100%	100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Americas
Adeco Agropecuaria S.A.		(a)	Argentina	—	—	—
Pilagá S.R.L.		(a)	Argentina	99.84%	99.84%	99.84%
Cavok S.A.		(a)	Argentina	—	—	—
Establecimientos El Orden S.A.		(a)	Argentina	—	—	—
Bañado del Salado S.A.		(a)	Argentina	—	—	—
Agrícola Ganadera San José S.R.L.		(a)	Argentina	—	—	—
Santa Regina Agropecuaria S.R.L.		(a)	Argentina	—	—	—
La Paz Agropecuaria S.R.L.		(a)	Argentina	(i)	—	—
La Agraria S.A.		(a)	Argentina	(ii)	(ii)	—
Agro Invest S.A.		(a)	Argentina	—	54.25%	54.25%
Forsalta S.A.		(a)	Argentina	—	—	—
Adeco Agropecuaria Brazil Ltda.		(b)	Brazil	—	—	—
Adecoagro Comercio Exportação e importação Ltda (f.k.a. Alfenas Café Ltda)		(c)	Brazil	—	—	—
Angélica Agroenergia Ltda.		(b)	Brazil	—	—	—
Usina Monte Alegre Ltda.		(b)	Brazil	—	—	—
Fazenda Mimoso Ltda.		(c)	Brazil	(iii)	(iii)	50.00%
Ivinhema Agronergia Ltda. (f.k.a. Amandina Agroenergía Ltda.)		(b)	Brazil	—	—	—
Kelizer S.C.A.		(a)	Uruguay	—	—	—
Adecoagro Uruguay S.R.L.		(a)	Uruguay	—	—	—
Holdings companies:
Americas
Adeco Brazil Participacoes Ltda.	—		Brazil	—	—	—
Adeco Agro LLC	—		United States	—	—	—
Ladelux S.C.A.	—		Uruguay	—	—	—
Asia
AFI(L) LTD.	—		Malaysia	—	—	—
Europe
Kadesh Hispania S.L.	—		Spain	—	—	—
Leterton España S.L.	—		Spain	—	—	—
Details of principal joint venture undertakings:
Americas
Grupo La Lácteo		(d)	Canada	50.00%	50.00%	50.00%

(a)	Mainly crops, cattle and others
(b)	Mainly sugarcane, ethanol and energy
(c)	Mainly coffee
(d)	Mainly dairy
(i)	Sold in December 2009.
(ii)	Sold in May 2008.
(iii)	Remaining % acquired in January 2008.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

There are no associated undertakings for any of the periods presented.

The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only ordinary shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.

34.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

				Income (Loss) Included in the
				Statement of Income			Balance Receivable (Payable)
Related party	Relationship		Description of Transaction	2009	2008	2007	2009	2008	2007

Grupo La Lácteo	Joint venture		Sales of goods	10,849	12,617	4,491	—	—	—
			Purchases of goods	(748)	(1,566)	(391)	—	—	—
			Receivables from related parties (Note 13)	—	—	—	2,554	4,368	6,340
			Payables (Note 20)	—	—	—	—	(1,087)	—
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira		(i)	Cost of manufactured products sold and services rendered(ii)	(2,155)	(1,764)	(1,403)	—	—	—
			Receivables from related parties (Note 13)	—	—	—	796	180	438
			Payables (Note 20)	—	—	—	(330)	—	(349)
Management and selected employees	Employment		Compensation selected employees (iii)	(8,330)	(9,368)	(6,250)	(12,158)	(9,278)	(5,376)
Ospraie Special Opportunities Master Holdings Ltd.		(i)	Receivables with members (Note 13)	—	—	—	—	—	16,271
The Ospraie Portfolio Ltd.		(i)	Receivables with members (Note 13)	—	—	—	—	—	4,325
Pampas Húmedas Llc.		(i)	Receivables with members (Note 13)	—	—	—	—	—	1,495
HBK		(i)	Receivables with members (Note 13)	—	—	—	—	—	979
Others		(i)	Receivables with members (Note 13)	—	—	—	—	—	320

(i)	Equity members of the Company.

(ii)	Relates to agriculture partnership agreements (“parceria”).

(iii)	Includes compensation expense under equity-settled unit-based payments (Note 18).

35.	Events after the date of the statement of financial position

Loan agreements amendments

As discussed in Notes 5 and 21, the IDB Facility dated December 19, 2008, contains certain customary covenants and restrictions which requires the Group’s relevant subsidiaries to meet pre-defined financial ratios,

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

among others restrictions. These covenants are measured in accordance with Argentine GAAP and measured on a quarterly basis.

During 2009 and at March 31, 2010, the Group’s relevant subsidiaries were not in compliance with these financial ratios at each quarterly dates for which the IDB granted waivers on each breach.

On May 14, 2010, the Group entered into an amendment to the Loan Agreement to modify the terms of the financial ratios covenants. Pursuant to the amendment, the Group is required to meet certain redefined financial ratios on a quarterly basis for each of the fiscal years 2010 and thereafter. Other financial ratios were also amended and required to be measured as of the end of the fiscal year ended December 31, 2010 and as of each fiscal quarter thereafter commencing on March 31, 2011 (see details in Note 21).

By July 2010, our Angélica unit entered into a two new loan facilities, as follow: (i) a US-dollar denominated 50.0 million loan with Deutsche Bank. Borrowing is repayable at various dates between July 2011 and July 2013 and bears variable interest rate based on LIBOR + 8,5% per annum. (ii) a Reais-denominated 70.0 million loan (equivalent to US$38.0 million as of June 30, 2010) with Banco do Brasil. The Banco do Brasil facility bears a fixed interest rate of 10% per annum and is repayable on a monthly basis starting in August 2012 and ending in July 2020.

Prior to both contracts being formally signed, the Group received two “bridge loans facilities”, amounting to US$20.0 million from Deutsche Bank and US$11.0 million from Banco do Brasil. To the date of issuance of these financial statements, both bridge loans have been cancelled with the proceeds of the long term loans obtained.

The Deutsche facility contains certain customary covenants and restrictions. These covenants are pre-defined financial ratios as Interest Coverage ratio and Leverage ratio. These covenants are measured in accordance with Brazilian GAAP and presented on semi-annual basis.

During December 2010, the Group entered into amendments with the Syndicated Loan and the BNDES Loan Facility, to modify the terms of certain financial ratios covenants. Pursuant to these amendments, the Group is required to meet redefined financial ratios for 2010. The redefined financial covenants are as follows:

•	Debt Service Coverage Ratio (individual) shall be equal to or greater than 0.65 for the fiscal year ended December 31, 2010 (prior 1,00).

•	Net bank debt / EBTIDA Ratio (aggregate) shall be less than or equal to 5.5 in 2010 (prior 4.00).

Release of contingent consideration

In March 2010, the Group released the remaining contingent consideration to the sellers of Pilagá S.R.L. in an amount of US$3.9 million.

Acquisition of Dinaluca S.A. (“Dinaluca”)

On August 23, 2010, the Group acquired 100% of the issued share capital of Dinaluca, an Argentine-based agricultural company, for a total consideration of US$20.1 million (including accounting adjustment to price). Pursuant to the terms of the Agreement, the Group made an initial payment of US$7.9 million, and the Group committed to pay the relevant balance, US$6.0 million due in one year and US$6.2 million due in two years, accruing an interest of Libor + 2% per annum. These payment obligations are guaranteed by a pledge of the acquired shares in favor of the former shareholders of Dinaluca.

The accompanying notes are an integral part of these consolidated financial statements.

International Farmland Holdings LLC

Notes to the Consolidated Financial Statements — (Continued)

Reorganization and reverse split of Adecoagro’s common shares

On October 30, 2010, in a series of transactions, the current members of IFH contributed in kind, to Adecoagro S.A., a Luxemburg company set up on June 11, 2010, 98% of their membership interests in IFH on a pro rata basis in exchange for 100% of the common shares of Adecoagro S.A. (See Note 1 for further details).

In addition, the extraordinary general meeting of Adecoagro’s shareholders held on [          ], approved the reverse split of Adecoagro’s common shares, whereby every three shares of capital stock of Adecoagro will be converted into two shares, changing the nominal value of Adecoagro’s common shares from US$1 to US$1.5 (See Note 1 for further details).

Disposal of a farmland

On December 21, 2010 the Group carried out the sale of La Macarena, a farm located in Río Negro, Uruguay, at a price of US$34 million, subject to a purchase option exercisable by the Instituto Nacional de Colonización, a land management agency of the Government of Uruguay, who on December 29, 2010 confirmed that it will not exercise its option to purchase the farm. This transaction would result in an estimated gain of approximately US$20 million, which will be recorded in the consolidated financial statements as of December 31, 2010.

Al Gharrafa Transaction

On January 6, 2011, Adecoagro, the newly formed Luxemburg entity, has entered into an agreement with Al Gharrafa Investment Company (“Al Gharrafa”), pursuant to which Adecoagro will sell to Al Gharrafa common shares for a total amount of US$100.0 million. These shares will be purchased by Al Gharrafa at a purchase price per share equal to the price per common share paid by the underwriters acting in the proposed initial public offering of the Group. The sale of common shares to Al Gharrafa is conditioned upon, and will close immediately after, the closing of the proposed initial public offering of the Group.

The accompanying notes are an integral part of these consolidated financial statements.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Dinaluca S.A.

We have audited the accompanying statements of financial position of Dinaluca S.A. as of June 30, 2010, 2009 and 2008, and the related statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for the years ended June 30, 2010 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dinaluca S.A. at June 30, 2010, 2009 and 2008, and the results of its operations and its cash flows for the years ended June 30, 2010 and 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/  SUPERTINO S.R.L. — Hernán Oscar Garetto (Socio)

Buenos Aires, Argentina.
October 12, 2010

Legal information

Denomination:  Dinaluca S.A.

Legal address: 498 Libertador Avenue, 27th floor, Autonomous City of Buenos Aires

Company activity: Agricultural
Date of registration: April 12, 1961
Expiration of company charter: June 30, 2049
Number of register: 520
Capital stock: 600,000 common shares

Dinaluca S.A.

Statements of Financial Position
as of June 30, 2010, 2009 and 2008
 (All amounts in US$, except as otherwise indicated)

	Note	2010	2009	2008

ASSETS
Non-Current Assets
Property, plant and equipment, net	6	17,748	2,126,553	2,754,414
Investment property	7	2,477,317	627,956	789,875
Deferred income tax assets	18	302,006	27,876	121,535

Total Non-Current Assets		2,797,071	2,782,385	3,665,824

Current Assets
Biological assets	8	—	38,285	729,329
Inventories	11	—	595,670	837,475
Trade and other receivables	9,10	1,331,322	1,638,285	1,712,918
Cash and cash equivalents	9,12	28,350	14,500	60,917

Total Current Assets		1,359,672	2,286,740	3,340,639

Assets of disposal group classified as held for distribution	13	—	—	988,640

TOTAL ASSETS		4,156,743	5,069,125	7,995,103

SHAREHOLDERS EQUITY
Share capital	14	1,983,471	1,983,471	1,983,471
Share premium	14	—	1,740,102	2,728,742
Irrevocable contributions	14	152,167	—	—
Legal reserve	15	—	2,116	—
Voluntary reserve	15	—	40,129	—
Cumulative translation adjustment		(361,891)	(368,559)	—
Accumulated deficit		(1,976,523)	(3,380,686)	(778,711)

TOTAL SHAREHOLDERS EQUITY		(202,776)	16,573	3,933,502

LIABILITIES
Non-Current Liabilities
Deferred income tax liabilities	18	402,830	422,253	683,228

Total Non-Current Liabilities		402,830	422,253	683,228

Current Liabilities
Trade and other payables	9,16	163,881	645,673	644,802
Borrowings	9,17	3,606,300	3,946,334	2,668,889
Payroll and social security liabilities	19	3,998	18,428	38,324
Provisions for other liabilities	20	182,510	19,864	26,358

Total Current Liabilities		3,956,689	4,630,299	3,378,373

TOTAL LIABILITIES		4,359,519	5,052,552	4,061,601

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		4,156,743	5,069,125	7,995,103

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Statements of Income
for the years ended June 30, 2010 and 2009
(All amounts in US$, except as otherwise indicated)

	Note	2010	2009

Continuing Operations:
Rental income	24	502,382	181,786
Cost of services rendered	21, 24	(158,120)	(12,372)
General and administrative expenses	21	(256,477)	(194,539)
Selling expenses	21	(5,392)	(831)
Other operating income, net	22	130,478	4,102

Profit from Operations Before Financing and Taxation		212,871	(21,854)

Finance costs	23	(601,803)	(1,250,196)

Loss Before Income Tax		(388,932)	(1,272,050)

Income tax benefit	18	161,127	57,087

Loss for the Year from Continuing Operations		(227,805)	(1,214,963)

Discontinued Operations:
(Loss)/Profit for the year from discontinued operations	13	(150,379)	1,416,126

(Loss)/Profit for the Year		(378,184)	201,163

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Statements of Comprehensive Income
for the years ended June 30, 2010 and 2009
(All amounts in US$, except as otherwise indicated)

	2010	2009

(Loss)/Profit for the year	(378,184)	201,163
Other comprehensive income:
Currency translation differences	6,668	(368,559)

Other comprehensive income/ (loss) for the year	6,668	(368,559)

Total comprehensive loss for the year	(371,516)	(167,396)

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Statements of Changes in Shareholders’ Equity
for the years ended June 30, 2010 and 2009
(All amounts in US$, except as otherwise indicated)

						Cumulative		Total
	Share	Share	Irrevocable	Legal	Voluntary	Translation	Accumulated	Shareholders’
	Capital	Premium	Contributions	Reserve	Reserve	Adjustment	Deficit	Equity

Balance at July 1, 2008	1,983,471	2,728,742	—	—	—	—	(778,711)	3,933,502
Distribution of share premium to owners(1)	—	(988,640)	—	—	—	—	(2,760,893)	(3,749,533)
Appropriation to legal and voluntary reserve	—	—	—	2,116	40,129	—	(42,245)	—
Total comprehensive loss for the year	—	—	—	—	—	(368,559)	201,163	(167,396)

Balance at June 30, 2009	1,983,471	1,740,102	—	2,116	40,129	(368,559)	(3,380,686)	16,573

Conversion of accumulated deficit to share premium(2)	—	(1,740,102)	—	—	—	—	1,740,102	—
Reversal of legal and voluntary reserve	—	—	—	(2,116)	(40,129)	—	42,245	—
Irrevocable contributions	—	—	152,167	—	—	—	—	152,167
Total comprehensive income for the year	—	—	—	—	—	6,668	(378,184)	(371,516)

Balance at June 30, 2010	1,983,471	—	152,167	—	—	(361,891)	(1,976,523)	(202,776)

(1)	The Shareholders’ meeting held on September 30, 2008 approved the partial distribution of share premium for a total amount of U$S 1.0 million, representing the book value of assets to be distributed as of that date. The book value of those assets amounted to: (i) U$S 0.3 million of property, plant and equipment; and (ii) U$S 0.7 million of receivables with shareholders. In accordance with IFRIC 17, the distribution was measured at the fair value of the assets to be distributed amounting to U$S 3.7 million. The difference between the fair value and the book value of the assets to be distributed was recognized directly in the statement of income under the line item “Discontinued operations” (see Note 13).

(2)	The Shareholders’ meeting held on October 14, 2009 approved the conversion of accumulated deficit to share premium for a total amount of U$S 1.7 million.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Statements of Cash Flows
for the years ended June 30, 2010 and 2009
(All amounts in US$, except as otherwise indicated)

	Note	2010	2009

Cash flows from operating activities:
(Loss)/Profit for the year		(378,184)	201,163
Adjustments for:
Income tax benefit	18	(286,363)	(57,450)
Depreciation	6,7	99,828	175,060
Gain from the disposal of property items	22	(233,694)	—
Gain from distribution of non-cash assets to owners	13	—	(2,760,893)
Interest expense	23	501,660	483,668
Provisions	20	185,751	—
Foreign exchange losses, net	23	42,691	675,968
Changes in operating assets and liabilities:
Decrease in trade and other receivables		306,963	74,633
Decrease in inventories		595,670	241,805
Decrease in biological assets		37,777	596,310
(Decrease)/increase in trade and other payables		(481,792)	871
Decrease in payroll and social security liabilities		(14,430)	(19,896)
Decrease in provisions for other liabilities		—	(1,202)

Net cash generated from (used in) operating activities before interest and taxes paid		375,877	(389,963)

Interest paid		(479,466)	(295,823)

Net cash used in operating activities		(103,589)	(685,786)

Cash flows from investing activities:
Purchases of property, plant and equipment	6	(17,200)	(98,095)
Purchases of investment property	7	(26,847)	—
Proceeds from sale of property items	7	352,388	—

Net cash generated from (used in) investing activities		308,341	(98,095)

Cash flows from financing activities:
Irrevocable contributions from shareholders	14	152,167	—
Net (decrease)/increase in short-term borrowings		(404,919)	413,632

Net cash (used in) generated from financing activities		(252,752)	413,632

Net decrease in cash and cash equivalents		(48,000)	(370,249)

Cash and cash equivalents at beginning of year		14,500	60,917
Effect of exchange rate changes on cash		61,850	323,832

Cash and cash equivalents at end of year		28,350	14,500

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements
(All amounts in US$, except as otherwise indicated)

1.	Purpose of the financial statements and general information

On August 23, 2010, Kadesh Hispania S.L. (“Kadesh”) and Leterton España S.L. (“Leterton”), companies’ member of Adecoagro Group, acquired the 95% and the 5%, respectively, of the issued share capital of Dinaluca S.A. (the “Company” or “Dinaluca”). The accompanying financial statements of Dinaluca were prepared for the purpose of enabling Adecoagro S.A., holding company of Adecoagro Group, to comply with Staff Accounting Bulleting No. 80 (“SAB 80”) “Application of Rule 3-05 in Initial Public Offerings” of the Securities and Exchange Commission (“SEC”).

Dinaluca is an agricultural corporation based in Argentina. As of June 30, 2008, the Company was engaged in crop and cattle farming activities as well as the manufacturing and marketing of rice. On September 30, 2008, the Company distributed non-cash assets (other receivables and property, plant and equipment) to its shareholders. As a consequence of this transaction, the Company disposed of its cattle operations. Furthermore, on July 15, 2009, the Company entered into an operating lease agreement with a third party for a significant portion of the farmland owned as of that date. As a result of the agreement, the crop production and the manufacturing and marketing of rice activities were abandoned (see Note 13 for details).

These financial statements have been approved for issue by the Board of Directors on October 12th, 2010.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.  Basis of preparation

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All IFRS issued by the IASB, effective at the time of preparing these Financial Statements have been applied. The Company has applied IFRS for the first time for the year ended June 30, 2010 with a transition date of July 1, 2008. Note 3 to these financial statements contains the details of the Company’s transition to IFRS and application of IFRS 1 “First Time Adoption of IFRS”.

The statements of income, of changes in shareholders’ equity, of comprehensive income and of cash flows include one comparative year.

Presentation in the statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within the normal business cycle of the Company, or are held for sale. The financial statements are presented in United States Dollars.

The financial statements have been prepared under the historical cost convention as modified by biological assets measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 5.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

(a)	Standards, amendments and interpretations to existing standards not yet effective and not early adopted by the Company

In April 2009, the IASB amended IFRS 5, “Measurement of non-current assets (or disposal groups) classified as held-for-sale” as part of the second IASB’s annual improvements project published in 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The adoption of the amendment is not expected to have a material impact on the presentation of the Company’s results of operations, financial position or cash flows.

In April 2009, the IASB amended IAS 1, “Presentation of financial statements” as part of the second IASB’s annual improvements project published in 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The adoption of the amendment is not expected to have a material impact on the presentation of the Company’s results of operations, financial position or cash flows.

In June 2009, the IASB issued amendments to IFRS 2 “Share-based Payment”. The amendments relate to the accounting for group-settled share-based payment transactions, stating that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services irrespective of which entity within the group settles the transaction. The amendments to IFRS 2 also incorporate guidance previously included in IFRIC 8 “Scope of IFRS 2” and IFRIC 11 “Group and Treasury Share Transactions”. As a result, the IASB has withdrawn IFRIC 8 and IFRIC 11. The adoption of the amendment is not expected to have a material impact on the presentation of the Company’s results of operations, financial position or cash flows.

In October 2009, the IASB issued an amendment to IAS 32 “Financial Instruments: Presentation”. The amendment clarifies the classification of rights issues as equity or liabilities in cases where rights issues are denominated in a currency other than the functional currency of the issuer. As hitherto such rights issues were recorded as derivative liabilities. The amendment requires that rights issues offered pro rata to all of an entity’s existing shareholders are classified as equity, irrespective of the currency in which the exercise price is denominated. The amendment to IAS 32 shall be applied for annual periods beginning on or after February 1, 2010. The adoption of the amendment is not expected to have a material impact on the presentation of the Company’s results of operations, financial position or cash flows.

In November 2009, the IASB issued amendments to IAS 24 “Related Party Disclosures”. Until now, entities being controlled or significantly influenced by a government were required to disclose all transactions with other entities being controlled or significantly influenced by the same government. The amendments only require disclosures about individually or collectively significant transactions. The amendments to IAS 24 shall be applied retrospectively for annual periods beginning on or after January 1, 2011. The adoption of the amendments is not expected to have a material impact on the presentation of the Company’s results of operations, financial position or cash flows.

In November 2009, the IASB issued “Prepayments of a Minimum Funding Requirement”, an amendment to IFRIC 14, which is an interpretation of IAS 19 “Employee Benefits”. The amendment applies under the limited circumstances that an entity is subject to minimum funding contributions and refers to voluntary prepayments meeting the requirements of such contributions. The amendment permits an entity to treat the

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

benefit of such an early payment as an asset. The amendment has an effective date for mandatory adoption of January 1, 2011. Retrospective adoption is required. The adoption of the amendment is not expected to have a material impact on the presentation of the Company’s results of operations, financial position or cash flows.

In November 2009, the IASB issued IFRS 9 “Financial Instruments”. The standard incorporates the first part of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 prescribes the classification and measurement of financial assets. The remaining phases of the project, dealing with the classification and measurement of financial liabilities, impairment of financial instruments and hedge accounting, as well as a further project regarding derecognition, have not yet been finalized. The IASB expects to completely replace IAS 39 by the end of 2010. IFRS 9 requires that financial assets are subsequently measured either “at amortized cost” or “at fair value”, depending on whether certain conditions are met. In addition, IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the “at amortized cost” category, to be “at fair value” if that designation eliminates or significantly reduces measurement or recognition inconsistencies. The prescribed category for equity instruments is at fair value through profit or loss, however, an entity may irrevocably opt for presenting all fair value changes of equity instruments not held for trading in Other Comprehensive Income. Only dividends received from these investments are reported in profit or loss. IFRS 9 shall be applied retrospectively for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company is currently analyzing the resulting effects on the presentation of the Company’s results of operations, financial position or cash flows.

In November 2009, the IASB issued IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”. The interpretation gives guidance in interpreting IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to fully or partially settle the financial liability. IFRIC 19 clarifies that the entity’s equity instruments issued to a creditor are part of the consideration paid to fully or partially extinguish the financial liability. In addition, the equity instruments issued are measured at their fair value. If the fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. Any difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period. IFRIC 19 shall be applied retrospectively for annual periods beginning on or after July 1, 2010. The adoption of IFRIC 19 is not expected to have a material impact on the presentation of the Company’s results of operations, financial position or cash flows.

Improvements to International Financial Reporting Standards 2010 were issued in May 2010. The effective dates vary standard by standard but most are effective 1 January 2011.

2.2.  Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (‘the functional currency’). The functional currency of the Company is the Argentine Peso.

The financial statements are presented in US dollars, which is the Company’s presentation currency. The results and financial position of the Company are translated from its functional currency into its presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

•	income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income. Foreign exchange gains and losses are presented in the statement of income within ‘Finance costs’.

2.3.  Property, plant and equipment

Property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the period in which they are incurred.

Farmland is not depreciated. Depreciation on other assets is calculated using the straight-line method, to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings and facilities	10-50 years
Furniture and fittings	5-10 years
Computer equipment	3 years
Machinery and equipment	5-10 years
Vehicles	5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (See Note 2.5).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘Other operating income, net’ in the statement of income.

2.4.  Investment property

Investment property consists of farmland and other property items held to earn rentals and not used in production or for administrative purposes. Investment property is measured at cost, less accumulated depreciation and impairment losses, if any. Rental income from investment property is recorded in the statement of income within ‘Rental income’.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

Gains and losses on disposals of investment property are determined by comparing the proceeds with the carrying amount and are recognized within ‘Other operating income, net’ in the statement of income.

2.5.  Impairment of Property, plant and equipment and Investment property

At each statement of financial position date, the Company reviews the carrying amounts of its property, plant and equipment and investment property to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

2.6.  Biological assets

Biological assets comprise growing crops (mainly rice), and livestock (growing herd and cattle for sale).

The Company distinguishes between consumable and bearer biological assets, and between mature and immature biological assets. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for the production of meat and/or livestock held for sale. “Bearer” biological assets are those assets other than consumable biological assets that due to their stage of transformation and/or development are capable of producing specified output. These assets are not agricultural produce; rather they are self-regenerating. “Mature” biological assets are those that have attained harvestable specifications (for consumable biological assets) or are able to sustain regular harvests (for bearer biological assets). “Immature” biological assets are those assets other than mature biological assets.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Company capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others. Costs that are expensed as incurred include administration and other general overhead and unallocated production overhead, among others.

Biological assets, both at initial recognition and at each subsequent measurement reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value, when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

Where there is an active market for a biological asset or agricultural produce, quoted market prices in the most relevant market are used as a basis to determine the fair value. Otherwise, when there is no active market or market-determined prices are not available, fair value of biological assets is determined through the use of valuation techniques. Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of the Company’s agricultural produce at the point of harvest is generally derived from market determined prices.

A general description of the determination of fair values follows:

•	Growing crops:

Growing crops, for which biological transformation is not significant, are measured at cost less accumulated impairment losses, if any, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets. Gains and losses arising from such measurements are included in the statement of income in the period in which they arise.

The fair value of growing crops is measured based on a formula, which takes into consideration the estimated crop yields, estimated market prices and costs, and discount rates. Yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops to be obtained. The tons are then multiplied by a net cash flow determined as the actual crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

•	Growing herd and Cattle:

Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. Gains and losses arising from animal growth and changes in livestock numbers are included in the statement of income in the period in which they arise. The fair value of livestock is determined based on the actual selling prices approximating those at year-end less estimated point-of-sale costs on the markets where the Company operates.

2.7.  Inventories

At the point of harvest, agricultural produce is measured at fair value less costs to sell. After the point of harvest, harvested agricultural produce (except for rice) are measured at net realizable value because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the statement of income in the period in which they arise.

All other inventories (including rice) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

2.8.  Financial assets

The Company’s financial assets comprise ‘trade and other receivables’ and ‘cash and cash equivalents’ in the statement of financial position. In accordance with IAS 39, the Company classifies its financial assets as loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the statement of financial position.

(b)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date — the date on which the Company commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

(c)	Impairment of financial assets

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The criteria that the group uses to determine that there is objective evidence of an impairment loss include: significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of income.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of income.

(d)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.9.  Trade receivables and payables

Trade receivables and payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

2.10.  Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.11.  Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the date of the statement of financial position. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

2.12.  Provisions

Provisions are recognized when (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.13.  Current and deferred income tax

The Company’s tax expense for the year comprises the charge for tax currently payable and deferred taxation attributable to the Company’s operations. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws where the Company’s operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authority.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

2.14.  Revenue recognition

Until July 2009 (see note 13 for details), the Company was involved in agricultural activities, which comprised growing and selling biological assets and agricultural produce. In accordance with IAS 41 “Agriculture”, cattle was measured at fair value with changes therein recognized in the statement of income as they arose. Harvested crops were measured at net realizable value with changes therein recognized in the statement of income as they arose. Sales of biological assets and agricultural produce are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts as applicable. Revenue is recognized when the significant risks and rewards of ownership have been transferred

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

The Company also leases owned farmland and other property items to third parties under agreements that do not transfer substantially all the risks and rewards of ownership to lessees. Rental income is recognized on a straight-line basis over the period of the lease.

2.15.  Dividend and other distributions

Dividend and other distributions to the Company’s shareholders are recognized as a liability in the Company’s financial statements in the period in which the distribution is approved by the Company’s shareholders. The liability to distribute non-cash assets to Company’s shareholders is measured at the fair value of the assets to be distributed.

2.16.  Assets held for sale or held for distribution and discontinued operations

When the Company intends to dispose of, or classify as held for sale or held for distribution to owners, a business component that represents a separate major line of business or geographical area of operations it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the statement of income, separate from the other results of the Company. Assets classified as held for sale or held for distribution to owners are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale or held for distribution to owners if their carrying amount will be recovered through a disposal or distribution to owners rather than through continuing use. This condition is regarded as met only when management is committed to the sale or distribution, the sale or distribution is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale or distribution in its present condition. The statements of income for the comparative periods are represented to show the discontinued operations separate from the continuing operations.

2.17.  Leases

When assets are leased out under an operating lease, the asset is included in the balance sheet based on the nature of the asset. Lease income is recognized over the term of the lease on a straight-line basis.

3.	Explanation of transition to IFRS

3.1 Application of IFRS 1

The Company prepared its Financial Statements under IFRS for the first time for its financial year ended June 30, 2010, which included comparative financial information for the year ended June 30, 2009. The opening IFRS statement of financial position was prepared as of July 1, 2008 (date of transition to IFRS in accordance with IFRS 1 “First Time Adoption of IFRS”). The Company adopted IFRS as issued by the IASB. The application of IFRS 1 required that the Company adopted accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS Financial Statements. These accounting policies were applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS Financial Statements.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

In preparing these financial statements in accordance with IFRS 1, the Company has applied the following mandatory exception from retrospective application:

Estimates exception

Estimates under IFRS as of July 1, 2008, are consistent with estimates made for the same date under previous generally accepted accounting principles (“GAAP”).

All other mandatory exceptions in IFRS 1 were not applicable for the Company on transition to IFRS.

Certain optional exemptions to this general principle are available under IFRS 1 and the significant first-time adoption choices made by the Company were as follows:

Fair value as deemed cost exemption

Under IFRS 1, a first-time adopter may elect to use the previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRSs as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to: a) fair value; or b) cost or depreciated cost in accordance with IFRSs, adjusted to reflect, changes in a general or specific price index. The Company applied this exemption and used the previous GAAP revaluation occurred prior to transition date as the deemed cost of the assets under IFRS as of that date (previous GAAP revaluation was broadly comparable to depreciated cost in accordance with IFRSs adjusted to reflect changes in a general price index). These figures were carried in accordance with IFRS on subsequent measurement for the period from the respective revaluation to July 1, 2008 (date of preparation of the opening IFRS statement of financial position).

Cumulative translation differences exemption

The Company elected to reset the foreign currency translation reserve to zero at July 1, 2008.

3.2  Reconciliations between IFRS and previous GAAP

The following reconciliations provide a quantification of the effect of the transition to IFRS. The first reconciliation provides an overview of the impact on equity of the transition at July 1, 2008 and June 30, 2009. The following three reconciliations provide details of the impact of the transition on:

•	shareholders’ equity at July 1, 2008 (Note 3.2.2)

•	shareholders’ equity at June 30, 2009 (Note 3.2.3)

•	net income June 30, 2009 (Note 3.2.4)

3.2.1.  Summary of equity

	July 1,	June 30,
	2008	2009

Total shareholders’ equity under previous GAAP	4,765,440	490,596
Fair value adjustment on biological assets	(15,214)	—
Inventory adjustment to cost	(347,241)	(79,646)
Deferred tax adjustments	(469,483)	(394,377)

Total shareholders’ equity under IFRS	3,933,502	16,573

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

3.2.2.  Reconciliation of equity at July 1, 2008

				Effect of
			Previous	Transition to
	Note		GAAP	IFRS	IFRS

ASSETS
Non-current assets
Property, plant and equipment, net		(a)	4,098,996	(1,344,582)	2,754,414
Investment property		(b)	—	789,875	789,875
Deferred income tax assets		(c)	—	121,535	121,535

Total non-current assets			4,098,996	(433,172)	3,665,824

Current assets
Biological assets		(d)	—	729,329	729,329
Inventories		(e)	1,651,267	(813,792)	837,475
Trade and other receivables		(f)	2,424,843	(711,925)	1,712,918
Cash and cash equivalents			60,917	—	60,917

Total current assets			4,137,027	(796,388)	3,340,639

Assets of disposal group classified as held for distribution		(g)	—	988,640	988,640

TOTAL ASSETS			8,236,023	(240,920)	7,995,103

SHAREHOLDERS EQUITY
Share capital			1,983,471	—	1,983,471
Share premium			2,728,742	—	2,728,742
Retained earnings/(Accumulated deficit)		(h)	53,227	(831,938)	(778,711)

Total shareholders equity			4,765,440	(831,938)	3,933,502

LIABILITIES
Non-current liabilities
Deferred income tax liabilities		(c)	92,210	591,018	683,228

Total non-current liabilities			92,210	591,018	683,228
Current liabilities
Trade and other payables			644,802	—	644,802
Borrowings			2,668,889	—	2,668,889
Payroll and social liabilities			38,324	—	38,324
Provisions for other liabilities			26,358	—	26,358

Total current liabilities			3,378,373	—	3,378,373

TOTAL LIABILITIES			3,470,583	591,018	4,061,601

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES			8,236,023	(240,920)	7,995,103

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

Explanation of the effect of the transition to IFRS

(a)	Property, plant and equipment, net

(i) Reclassification of property, plant and equipment to biological assets	(277,992)
(ii) Reclassification of property, plant and equipment to assets of disposal group classified as held for distribution	(276,715)
(iii) Reclassification of property, plant and equipment to investment property	(789,875)

Decrease in property, plant and equipment	(1,344,582)

(b)	Investment property

Reclassification of property, plant and equipment to investment property amounting to U$S 789,875.

(c)	Deferred income tax assets and liabilities

The change in deferred tax assets and liabilities represents the deferred tax adjustments on the adjustments necessary to transition to IFRS.

(d)	Biological assets

(i) Reclassification of property, plant and equipment to biological assets	277,992
(ii) Fair value adjustment on biological assets	(15,214)
(iii) Reclassification of inventories to biological assets	466,551

Increase in biological assets	729,329

(e)	Inventories

(i) Reclassification of inventories to biological assets	(466,551)
(ii) Inventory adjustment to cost	(347,241)

Decrease in inventories	(813,792)

(f)	Trade and other receivables

Reclassification of other receivables to assets of disposal group classified as held for distribution for a total amount of U$S 711,925.

(g)	Assets of disposal group classified as held for distribution

(i) Reclassification of property, plant and equipment to assets of disposal group classified as held for distribution	276,715
(ii) Reclassification of trade and other receivables to assets of disposal group classified as held for distribution	711,925

Increase in assets of disposal group classified as held for distribution	988,640

(h)	Retained earnings/(Accumulated deficit)

Other than for reclassification items, all of the above adjustments were recorded against the opening retained earnings at July 1, 2008.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

3.2.3.  Reconciliation of equity at June 30, 2009

				Effect of
			Previous	Transition to
	Note		GAAP	IFRS	IFRS

ASSETS
Non-current assets
Property, plant and equipment, net		(a)	2,754,509	(627,956)	2,126,553
Investment property		(a)	—	627,956	627,956
Deferred income tax assets		(b)	—	27,876	27,876

Total non-current assets			2,754,509	27,876	2,782,385
Current assets
Biological assets		(c)	—	38,285	38,285
Inventories		(d)	713,601	(117,931)	595,670
Trade and other receivables			1,638,285	—	1,638,285
Cash and cash equivalents			14,500	—	14,500

Total current assets			2,366,386	(79,646)	2,286,740

TOTAL ASSETS			5,120,895	(51,770)	5,069,125

SHAREHOLDERS EQUITY
Share capital			1,983,471	—	1,983,471
Share premium			1,740,102	—	1,740,102
Legal reserve			2,116	—	2,116
Voluntary reserve			40,129	—	40,129
Cumulative translation adjustment		(e)	(492,040)	123,481	(368,559)
Retained earnings/(Accumulated deficit)		(f)	(2,783,182)	(597,504)	(3,380,686)

Total shareholders equity			490,596	(474,023)	16,573

LIABILITIES
Non-current liabilities
Deferred income tax liabilities		(b)	—	422,253	422,253

Total non-current liabilities			—	422,253	422,253
Current liabilities
Trade and other payables			645,673	—	645,673
Borrowings			3,946,334	—	3,946,334
Payroll and social liabilities			18,428	—	18,428
Provisions for other liabilities			19,864	—	19,864

Total current liabilities			4,630,299	—	4,630,299

TOTAL LIABILITIES			4,630,299	422,253	5,052,552

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES			5,120,895	(51,770)	5,069,125

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

Explanation of the effect of the transition to IFRS

(a)	Property, plant and equipment, net / Investment property

Reclassification of property, plant and equipment to investment property for a total amount of           U$S 627,956.

(b)	Deferred income tax assets and liabilities

The change in deferred tax assets and liabilities represents the deferred tax adjustments on the adjustments necessary to transition to IFRS.

(c)	Biological assets

Reclassification of inventories to biological assets for a total amount of U$S 38,285.

(d)	Inventories

(i) Reclassification of inventories to biological assets	(38,285)
(ii) Inventory adjustment to cost	(79,646)

Decrease in inventories	(117,931)

(e)	Cumulative translation adjustment

The cumulative effect of adjustments necessary to transition to IFRS has resulted in an increase in cumulative translation adjustment at June 30, 2009 of U$S 123,481.

(f)	Retained earnings/(Accumulated deficit)

The cumulative effect of all the above adjustments has resulted in a decrease in retained earnings at June 30, 2009 of U$S 597,504.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

3.2.4.  Reconciliation of net income for the year ended June 30, 2009

				Effect of
			Previous	Transition to
			GAAP	IFRS	IFRS

Continuing Operations:
Rental income			181,786	—	181,786
Sales of biological assets and agricultural produce	(a	)	3,733,863	(3,733,863)	—
Cost of sales of biological assets, agricultural produce and services rendered	(b	)	(3,586,407)	3,574,035	(12,372)
Production income	(a	)	(788,165)	788,165	—
Operating expenses	(a	)	(559,121)	559,121	—
General and administrative expenses	(a	)	(149,066)	(45,473)	(194,539)
Selling expenses	(a	)	(543,185)	542,354	(831)
Other operating (expenses) income, net	(c	)	(122,075)	126,177	4,102

(Loss)/ Profit From Operations Before Financing and Taxation			(1,832,370)	1,810,516	(21,854)
Finance costs	(d	)	(1,004,039)	(246,157)	(1,250,196)

(Loss)/ Profit Before Income Tax			(2,836,409)	1,564,359	(1,272,050)
Income tax benefit	(e	)	—	57,087	57,087

(Loss)/ Profit for the Year from Continuing Operations			(2,836,409)	1,621,446	(1,214,963)

Profit for the year from discontinued operations	(f	)	—	1,416,126	1,416,126

(Loss)/ Profit for the Year			(2,836,409)	3,037,572	201,163

Explanation of the effect of the transition to IFRS

(a) Sales of biological assets and agricultural produce, production income, operating expenses, general and administrative expenses, and selling expenses were impacted by the treatment of cattle and crop production activities as discontinued operations under IFRS (see Note 13 for details).

(b) Cost of sales of biological assets, agricultural produce and services rendered were impacted by:

(i) Reclassification to discontinued operations (see(a) above)	3,256,736
(ii) Measurement of inventories at cost (impact in cost of sales)	303,980
(iii) Biological assets adjustment to fair value	13,318

Decrease in cost of sales of biological assets, agricultural produce and services rendered	3,574,035

(c) Other operating (expenses) income, net were impacted by:

(i) Reclassification to discontinued operations (see(a) above)	45,105
(ii) Reclassification of bank debit and credit tax to finance costs(*)	81,072

Increase in other operating (expenses) income, net	126,177

(*)	Relates to tax charged on bank debits and credits.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

(d) Finance costs were impacted by:

(i) Reclassification to discontinued operations (see(a) above)	(165,085)
(ii) Reclassification of bank debit and credit tax to finance costs(*)	(81,072)

Increase in finance costs	(246,157)

(*)	Relates to tax charged on bank debits and credits.

(e) Income tax benefit was impacted by deferred tax adjustments on the adjustments necessary to transition to IFRS.

(f) Discontinued operations were impacted by:

(i) Reclassifications to discontinued operations (see(a),(b) and(c) above)	(1,247,060)
(ii) Measurement of inventories at cost (derecognition of holding gain on inventories)	(87,702)
(iii) Gain from distribution of non-cash assets to owners (Note 13)	2,760,893
(iv) Tax impacts on IFRS adjustments	(10,005)

Increase in discontinued operations	1,416,126

4.	Financial risk management

Risk management principles and processes

The Company’s activities expose it to a variety of financial risks. The Company’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risks can be specific to the Company, or related to the industry or a geographical market. It is important to note that not all of these risks are within the Company’s control. It is also not certain that the Company’s processes for identifying and managing risk will be successful in fully mitigating all relevant risks. The Company may also be adversely affected by other risks besides the principal risks listed here.

The Company’s approach to the identification, assessment and mitigation of risk is carried out by the Board of Directors, which focuses on timely and appropriate management of risk. The Board of Directors has overall accountability for the identification and management of risk across the Company.

The principal financial risks arising from financial instruments are exchange rate risk, liquidity risk and credit risk. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

Currency risks as defined by IFRS 7 arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

The following tables show a breakdown of the Company’s net monetary position in various currencies for the functional currency in which the Company operates for all the periods presented. All amounts are shown in US dollars.

2010
Functional Currency
Net Monetary Position (Liability)/Asset	Argentine Peso

Argentine Peso	(3,531,403)
US Dollar	(111,692)

Total	(3,643,095)

2009
Functional Currency
Net Monetary Position (Liability)/Asset	Argentine Peso

Argentine Peso	(1,200,228)
US Dollar	(3,105,657)

Total	(4,305,885)

2008
Functional Currency
Net Monetary Position (Liability)/Asset	Argentine Peso

Argentine Peso	(669,431)
US Dollar	(2,321,455)

Total	(2,990,886)

Based on the tables above, the Company’s analysis is carried out based on the exposure of the functional currency against the US dollar. As of June 30, 2010, the Company estimates that, other factors being constant, a 10% devaluation (revaluation) of the functional currency against the US dollar at year-end would have resulted in an (increase) or decrease in (Loss)/Profit Before Income Tax of U$S 11,169 (2009: U$S 310,566, 2008: U$S 232,145).

•	Liquidity risk

The Company is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Company’s cash flow and statement of financial position.

The Company keeps a prudent protection policy facing liquidity risk. Accordingly, it keeps enough cash resources and other liquid financial instruments and unused credit lines available to meet the loan maturities and finance debt foreseen in the next twelve months.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

The table below analyses the Company’s financial liabilities into relevant maturity Company’s based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for trade and other payables when discounting is not applied.

Less than
At 30 June 2010	1 Year

Trade and other payables	118,090
Borrowings	3,708,707

Total	3,826,797

Less than
At 30 June 2009	1 Year

Trade and other payables	606,159
Borrowings	4,019,082

Total	4,625,241

Less than
At 30 June 2008	1 Year

Trade and other payables	596,734
Borrowings	2,694,516

Total	3,291,250

•	Credit risk

The Company’s exposure to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Company’s significant counterparties are assigned internal credit limits (no individual trading counterparty has a credit limit higher to US$0.25 million).

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 10 for details). Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Company’s exposure of credit risk arising from trade receivables is set out in Note 10.

The Company is exposed to counterparty credit risk on cash and cash equivalent balances. The Company holds cash on deposit with a number of financial institutions. The Company manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Company only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

•	Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for members and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to members, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the statement of financial position, plus total debt. During the year ended June 30, 2010, the Company’s strategy, which was unchanged from 2008, was to maintain the gearing ratio within 0.4 to 1.2.

The gearing ratios for the Company as of June 30, 2010, 2009 and 2008 were as follows:

	2010	2009	2008

Total Borrowings	3,606,300	3,946,334	2,668,889
Total Equity	(202,776)	16,573	3,933,502

Total Capital	3,403,524	3,962,907	6,602,391

Gearing Ratio	1.06	1.00	0.40

5.	Critical accounting estimates and judgments

Critical accounting policies are those that are most important to the portrayal of the Company’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Company’s critical accounting policies are discussed below.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Company’s results of operations. The Company also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Company’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

(a)	Biological assets

The nature of the Company’s biological assets and the basis of determination of their fair value are explained under Note 2.6. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices of crops, estimated yields at the point of harvest, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Company’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value.

(b)	Income taxes

The Company is subject to income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not discounted. In assessing the realizability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment (See Note 18 for details).

(c)	Impairment testing

At the date of each statement of financial position, the Company reviews the carrying amounts of its property, plant and equipment and investment property to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. The Company’s property, plant and equipment items generally do not generate independent cash flows.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. Based on these criteria, management identified one CGU.

For the years ended June 30, 2010 and 2009, and due mainly to the operating losses from continuing operations suffered during those periods, the Company tested for impairment its CGU based on a fair value less costs-to-sell model. When using this model, the Company applies the “sales comparison approach”. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

similar properties. The fair value of farmland property is the amount of money the Company would realize if sold at arm’s length by a willing seller to a willing buyer.

Based on the testing above, no impairment loss had been recognized for the periods ended June 30, 2010 and 2009.

(d)	Company’s financial positions, results of operations and cash flows

The Company has incurred operating losses from continuing operations of US$0.2 million for the year ended June 30, 2010 and negative operating cash flows of US$0.1 million and US$0.7 million for the two years in the period ended June 30, 2010. Additionally, the Company has had negative working capital of US$2.6 million and US$2.3 million as of June 30, 2010 and 2009, respectively, and had an accumulated deficit of US$2.0 million as of June 30, 2010. Furthermore, the Company’s shareholders’ deficit amounted to US$0.2 million as of June 30, 2010.

The Company has been reconverting its business since 2008 to focus on more profitable operations relative to its size and resources. In September 2008, the Company disposed of its cattle business. Additionally, in July 2009, the Company discontinued the cultivation of crops in its own farmland and began leasing it to a company of the Adecoagro Group, an unrelated entity at that time, on a long-term operating lease agreement. The Company believed in the viability of its strategy to increase revenues and profitability through the reconversion of its business and in its ability to raise additional funds, if necessary.

During the year ended June 30, 2010, the shareholders contributed additional funding of US$0.2 million to the Company to support its operations. At the same time, the Company was seeking a partner or alternative financing. Finally, in August 2010, the Company was offered a proposal to sell its business to the Adecoagro Group. As described in Note 26 to the financial statements, the Company was sold to the Adecoagro Group in August 2010. The Company is now part of the Adecoagro Group and therefore its farmland is being used as part of the Adecoagro Group’s crop business.

(e)	Discontinued operations

The determination of whether a disposal met the criteria to be classified as a discontinued operation is a matter of judgment by management, with consequential impact on the statement of income presentation.

On September 30, 2008, the Company distributed non-cash assets (other receivables and property, plant and equipment) to its shareholders. As a consequence of this transaction, the Company disposed of its cattle operations. Furthermore, on July 15, 2009, the Company entered into an operating lease agreement with a third party for a significant portion of the farmland owned as of that date. As a result of the agreement, the operations related to the production of crops and the manufacturing and marketing of rice were abandoned.

The results of these operations have been classified as discontinued operations for all years presented. Therefore, a single amount is shown on the face of the statement of income comprising the post-tax result of discontinued operations.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

6.	Property, plant and equipment

Changes in the Company’s property, plant and equipment in 2010 and 2009 were as follows:

		Buildings	Furniture		Machinery
		and	and	Computer	and
	Farmlands	Facilities	Fittings	Equipment	Equipment	Vehicles	Total

At July 1, 2008
Cost	1,920,499	2,874,936	9,013	3,327	581,919	32,675	5,422,369
Accumulated depreciation	—	(2,152,043)	(6,603)	(3,052)	(481,300)	(24,957)	(2,667,955)

Net book amount	1,920,499	722,893	2,410	275	100,619	7,718	2,754,414

Year ended June 30, 2009
Opening net book amount	1,920,499	722,893	2,410	275	100,619	7,718	2,754,414
Exchange differences	(393,690)	(143,493)	(450)	(35)	(11,853)	(1,375)	(550,896)
Additions	—	97,864	—	—	231	—	98,095
Depreciation charge	—	(148,981)	(473)	(240)	(23,114)	(2,252)	(175,060)

Closing net book amount	1,526,809	528,283	1,487	—	65,883	4,091	2,126,553

At June 30, 2009
Cost	1,526,809	2,374,467	7,166	2,645	469,511	25,977	4,406,575
Accumulated depreciation	—	(1,846,184)	(5,679)	(2,645)	(403,628)	(21,886)	(2,280,022)

Net book amount	1,526,809	528,283	1,487	—	65,883	4,091	2,126,553

Year ended June 30, 2010
Opening net book amount	1,526,809	528,283	1,487	—	65,883	4,091	2,126,553
Exchange differences	—	—	(41)	—	(7,960)	(93)	(8,094)
Additions	—	—	—	—	17,200	—	17,200
Disposals	—	—	—	—	(28,403)	—	(28,403)
Depreciation charge	—	—	(353)	—	(32,045)	(2,018)	(34,416)
Transfers to investment property	(1,526,809)	(528,283)	—	—	—	—	(2,055,092)

Closing net book amount	—	—	1,093	—	14,675	1,980	17,748

At June 30, 2010
Cost	—	—	6,936	2,560	436,800	25,145	471,441
Accumulated depreciation	—	—	(5,843)	(2,560)	(422,125)	(23,165)	(453,693)

Net book amount	—	—	1,093	—	14,675	1,980	17,748

An amount of US$34,416 of depreciation charges are included in “Cost of services rendered” for the year ended June 30, 2010. An amount of US$175,060 of depreciation charges are included in “(Loss) / Profit for the year from discontinued operations” for the year ended June 30, 2009.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

7.	Investment property

Changes in the Company’s investment property in 2010 and 2009 were as follows:

	2010	2009

Beginning of the year	627,956	789,875
Transfers(i)	2,055,092	—
Additions	26,847	—
Disposals	(90,291)	—
Depreciation charge(ii)	(65,412)	—
Exchange differences	(76,875)	(161,919)

End of the year	2,477,317	627,956

(i)	Transferred from property, plant and equipment. Relates to farmland and buildings rented out to third parties. See Note 24 for details.

(ii)	Included within “Cost of services rendered’ in the statement of income.

The following amounts have been recognized in the statement of income:

	2010	2009

Rental income	502,382	181,785
Direct operating expenses	(123,704)	(12,372)

As of June 30, 2010, the fair value of investment property is US$22.0 million (2009: 5.1 million, 2008: 6.1 million).

8.	Biological assets

Changes in the Company’s biological assets in 2010 and 2009 were as follows:

	2010	2009

Beginning of the year	38,285	729,329
Changes in fair value of biological assets(i)	(37,777)	(795,672)
Decrease due to harvest	—	(2,667,480)
Decrease due to sales(i)	—	(248,948)
Costs incurred during the year	—	3,115,790
Exchange differences	(508)	(94,734)

End of the year	—	38,285

(i)	Included within “(Loss)/Profit for the year from discontinued operations” in the statement of income.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

Biological assets in 2010, 2009 and 2008 were as follows:

	2010	2009	2008

Current
Sown land — rice(i)	—	38,285	466,551
Breeding cattle(ii)	—	—	262,778

Total biological assets year	—	38,285	729,329

(i)	Classified as consumable and immature biological assets.

(ii)	Classified as bearer and mature biological assets.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to nil for the year ended June 30, 2010 (2009: US$2,667,480).

9.	Financial instruments by category

The following table shows the carrying amounts of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities.”

		Non-
	Loans and	Financial
	Receivables	Assets	Total

June 30, 2010
Assets as per statement of financial position
Trade and other receivables	52,945	1,278,377	1,331,322
Cash and cash equivalents	28,350	—	28,350

Total	81,295	1,278,377	1,359,672

	Other Financial	Non-
	Liabilities at	Financial
	Amortized Cost	Liabilities	Total

Liabilities as per statement of financial position
Trade and other payables	118,090	45,791	163,881
Borrowings	3,606,300	—	3,606,300

Total	3,724,390	45,791	3,770,181

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

		Non-
	Loans and	Financial
	Receivables	Assets	Total

June 30, 2009
Assets as per statement of financial position
Trade and other receivables	232,108	1,406,177	1,638,285
Cash and cash equivalents	14,500	—	14,500

Total	246,608	1,406,177	1,652,785

	Other Financial	Non-
	Liabilities at	Financial
	Amortized Cost	Liabilities	Total

Liabilities as per statement of financial position
Trade and other payables	606,159	39,514	645,673
Borrowings	3,946,334	—	3,946,334

Total	4,552,493	39,514	4,592,007

		Non-
	Loans and	Financial
	Receivables	Assets	Total

June 30, 2008
Assets as per statement of financial position
Trade and other receivables	213,820	1,499,098	1,712,918
Cash and cash equivalents	60,917	—	60,917

Total	274,737	1,499,098	1,773,835

	Other Financial	Non-
	Liabilities at	Financial
	Amortized Cost	Liabilities	Total

Liabilities as per statement of financial position
Trade and other payables	596,734	48,068	644,802
Borrowings	2,668,889	—	2,668,889

Total	3,265,623	48,068	3,313,691

The categories disclosed are determined by reference to IAS 39. Because of the short maturities of trade accounts receivable and payable, other receivables and liabilities, borrowings and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

Other Financial
Liabilities at
Amortized
Cost

June 30, 2010
Interest expense(i)	(501,660)
Foreign exchange losses, net(i)	(42,691)

Net result	(544,351)

Other Financial
Liabilities at
Amortized
Cost

June 30, 2009
Interest expense(i)	(483,668)
Foreign exchange losses, net(i)	(675,968)

Net result	(1,159,636)

(i)	Included in “Finance costs” in the statement of income.

10.	Trade and other receivables

	2010	2009	2008

Current
Trade receivables	48,913	100,484	190,517
Receivables from related parties (Note 25)	—	112,415	—

Trade receivables	48,913	212,899	190,517

Advances to suppliers	7,148	6,877	14,098
Non-income tax credits(i)	1,271,229	1,399,300	1,485,000
Other receivables	4,032	19,209	23,303

Subtotal	1,282,409	1,425,386	1,522,401

Total trade and other receivables	1,331,322	1,638,285	1,712,918

(i)	Relates to value added tax credit and gross revenue tax credit. These taxes are classified as current as they are expected to be realized within twelve months after the reporting period.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature.

As of June 30, 2010, 2009 and 2008, the carrying amounts of the Company’s trade and other receivables were denominated in Argentine Pesos.

As of June 30, 2010, 2009 and 2008, no trade receivables were past due.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Company does not hold any collateral as security.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

The outstanding unimpaired trade receivables (neither past due nor impaired) as of June 30, 2010, 2009 and 2008 relate to sales to a dispersed quantity of customers for which external credit ratings are not available. New customers with less than six months of history with the Company are closely monitored. The Company has not experienced credit problems with these new customers to date. The majority of the customers for which an external credit rating is not available are existing customers with more than six months of history with the Company and with no defaults in the past. A minor percentage of customers may have experienced some non-significant defaults in the past but fully recovered.

As of June 30, 2010, 2009 and 2008, cash and cash equivalents mainly comprise cash in banks. The remaining amount of cash and cash equivalents relates to cash in hand. The Company does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis.

11.	Inventories

	2010	2009	2008

Raw materials	—	38,145	49,196
Finished goods	—	557,525	788,279

	—	595,670	837,475

The cost of inventories recognized as expense and included in ‘(Loss) / Profit for the year from discontinued operations’ amounted to US$722,894 for the year ended June 30, 2010 (2009: US$3,330,340).

12.	Cash and cash equivalents

	2010	2009	2008

Cash on hand	302	1,873	21,414
Cash at bank	28,048	12,627	39,503

	28,350	14,500	60,917

13.	Discontinued operations

As described in Note 5 (e), cattle operations as well as the production of crops and the manufacturing and marketing of rice have been classified as discontinued operations for all years presented. A single amount is shown on the face of the statement of income comprising the post-tax result of discontinued operations.

The table below provides further detail of the amount shown on the statement of income. The statements of income for prior periods have been restated to conform to this style of presentation.

	2010	2009

Revenues	768,283	4,145,247
Gain from distribution of non-cash assets to owners	—	2,760,893
Expenses	(1,043,898)	(5,490,377)

(Loss)/Profit before tax from discontinued operations	(275,615)	1,415,763
Income tax benefit (Note 18)	125,236	363

(Loss)/Profit for the year from discontinued operations	(150,379)	1,416,126

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

	2010	2009

Operating cash flows	282,576	59,508
Investing cash flows	—	(98,094)

Total cash flows	282,576	(38,586)

Assets of disposal group classified as held for distribution are the following:

	2010	2009	2008

Property, plant and equipment	—	—	276,716
Other receivables (Note 25)	—	—	711,924

	—	—	988,640

14.	Shareholders’ contributions

	Number of	Share	Share	Irrevocable
	Shares	Capital	Premium	Contributions	Total

At 1 July 2008	600,000	1,983,471	2,728,742	—	4,712,213
Distribution to owners(i)	—	—	(988,640)	—	(988,640)

At 30 June 2009	600,000	1,983,471	1,740,102	—	3,723,573
Conversion to share premium(ii)	—	—	(1,740,102)	—	(1,740,102)
Irrevocable contributions(iii)	—	—	—	152,167	152,167

At 30 June 2010	600,000	1,983,471	—	152,167	2,135,638

(i)	The Shareholders’ meeting held on September 30, 2008 approved the partial distribution of share premium for a total amount of U$S 1.0 million.

(ii)	The Shareholders’ meeting held on October 14, 2009 approved the conversion of accumulated deficit to share premium. As a consequence of this transaction, share premium was cancelled in order to reduce accumulated deficit for a total amount of U$S 1.7 million.

(iii)	Consist of contributions made by shareholders on account of future share issuances.

The Incorporation Agreement (the “Agreement) for the Company provides for only one class of shares. As part of the Agreement, the Company is managed by a Board of Directors and decisions are taken by simple majority.

15.	Legal and voluntary reserves

According to the laws of Argentina, a portion of the profit of the year is separated to constitute statutory reserves until they reach statutory capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses.

In addition, from time to time, the Company may separate a portion of its profit for the year to constitute voluntary reserves according to company law and practice. These voluntary reserves may be released for dividend distribution. Legal and other reserves amount to nil as of June 30, 2010 (2009: US$42,245; 2008: nil) and are shown as a separate component in the statement of changes in shareholders’ equity.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

16.	Trade and other payables

	2010	2009	2008

Current
Trade payables	118,090	564,337	338,881
Amounts due to shareholders (Note 25)	—	41,822	29,421
Taxes payable	45,791	39,514	48,068
Advances from customers	—	—	228,432

Total trade and other payables	163,881	645,673	644,802

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature.

17.	Borrowings

	2010	2009	2008

Current
Bank overdrafts	1,336,332	254,075	347,434
Bank borrowings(i)	2,269,968	3,692,259	2,321,455

Total borrowings	3,606,300	3,946,334	2,668,889

(i)	As of June 30, 2010 the balance relates to several short-term loans granted by a domestic financial institution (Banco Galicia) for an aggregate amount of US$2.3 million. These loans accrue interest at a fixed interest rate of 15%. As of June 30, 2009 the balance relates to several short-term loans granted by domestic financial institutions such as Banco Galicia and Banco Comafi for aggregate amounts of US$0.6 million and US$3.1 million, respectively. These loans accrue interest at fixed interest rates ranging from 12.0% to 19.5%. As of June 30, 2008 the balance relates to several short-term loans granted by a domestic financial institution (Banco Comafi) for aggregate amounts of US$2.3 million. These loans accrue interest at a fixed interest rate of 8.8%.

As of June 30, 2010, 2009 and 2008, the Company does not hold any collateralized borrowing.

The maturity of the Company’s borrowings and the Company’s exposure to fixed and variable interest rates is as follows:

	2010	2009	2008

Fixed Rate:
On demand	1,336,332	254,075	347,434
1 year	2,269,968	3,692,259	2,321,455

	3,606,300	3,946,334	2,668,889

The Company estimates that the carrying amount of short-term loans approximates fair value due to their short-term nature.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

The carrying amounts of the Company’s borrowings are denominated in the following currencies (expressed in US dollars):

	2010	2009	2008

Currency
US Dollar	—	3,105,657	2,321,455
Argentine Peso	3,606,300	840,677	347,434

	3,606,300	3,946,334	2,668,889

18.	Taxation

The Company’s income tax has been calculated on the estimated assessable taxable profit for the year at the rate prevailing in Argentina. The details of the provision for the Company’s income tax are as follows:

	2010	2009

Current income tax	—	—
Deferred income tax	286,363	57,450

Income tax benefit(i)	286,363	57,450

(i)	For the year ended June 30, 2010, an amount of US$161,127 is included in “income tax benefit” (2009: US$57,087), and an amount of US$125,236 is included in “(loss)/profit for the year from discontinued operations” (2009: US$363).

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2010	2009	2008

Deferred income tax assets:
Deferred income tax asset to be recovered after more than 12 months	302,006	—	—
Deferred income tax asset to be recovered within 12 months	—	27,876	121,535

	302,006	27,876	121,535

Deferred income tax liabilities:
Deferred income tax liability to be recovered after more than 12 months	388,035	406,744	574,457
Deferred income tax liability to be recovered within 12 months	14,795	15,509	108,771

	402,830	422,253	683,228

Deferred income tax liabilities, net	100,824	394,377	561,693

The gross movement on the deferred income tax account is as follows:

	2010	2009

Beginning of year	394,377	561,693
Income tax benefit	(286,363)	(57,450)
Exchange differences	(7,190)	(109,866)

End of year	100,824	394,377

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

The movement in the deferred income tax assets and liabilities during the year is as follows:

	Property, Plant	Biological
Deferred Income Tax Liabilities	and Equipment	Assets	Total

At July 1, 2008	596,343	86,885	683,228
Credited to the statement of income	(57,087)	(76,060)	(133,147)
Exchange differences	(117,003)	(10,825)	(127,828)

At June 30, 2009	422,253	—	422,253

Credited to the statement of income	(6,003)	—	(6,003)
Exchange differences	(13,420)	—	(13,420)

At June 30, 2010	402,830	—	402,830

	Tax loss
Deferred Income Tax Assets	Carry Forwards	Inventories	Total

At July 1, 2008	—	121,535	121,535
Credited to the statement of income	—	(75,697)	(75,697)
Exchange differences	—	(17,962)	(17,962)

At June 30, 2009	—	27,876	27,876

Charged/(credited) to the statement of income	307,866	(27,506)	280,360
Exchange differences	(5,860)	(370)	(6,230)

At June 30, 2010	302,006	—	302,006

As of June 30, 2010, the Company has recognized a deferred tax asset for the tax loss carry forwards amounting to US$0.3 million since it considered its realization was probable. The Company considered its prospects, tax planning and strategies to assess whether the tax loss carry forward can be recognized. As part of this assessment, the Company considered the recent subsequent events, which included its acquisition by the Adecoagro Group. However, according to Argentine tax law, tax loss carry forwards cannot be offset among entities of a same economic group. Accordingly, as a separate legal and tax entity, the Company considered its future revenue projections from its reconverted business (as explained in Note 5 (d) to the financial statements) and concluded that it is probable that future taxable income will be sufficient to realize the level of tax loss carry forwards within their expiration timeframe of 5 years. In addition, as a separate legal and tax entity but part of a larger economic group, the Company evaluated other feasible and technical alternatives, although assigned a lesser weight, which also provided positive evidence towards the realization of the deferred tax assets which may include a possible merger with an entity of the group.

As of June 30, 2010, the Group’s tax loss carry forwards and the jurisdictions, which generated them are as follows:

	Tax Loss
Jurisdiction	Carry Forward	Expiration Period

Argentina	132,514	2011
Argentina	287,214	2012
Argentina	443,146	2015

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits as follows:

	2010	2009

Pre-tax loss from continuing operations	388,932	1,272,050
Pre-tax loss (profit) from discontinued operations	275,615	(1,415,763)

Total pre-tax loss/(profit)	664,547	(143,713)
Statutory income tax rate	35%	35%

Tax calculated at statutory income tax rate to pre-tax income	232,591	(50,300)
Non-deductible items	(95,984)	(19,985)
Unused tax losses	149,756	—
Utilization of previously unrecognized tax losses	—	91,856
Non-taxable income	—	35,879

Total income tax benefit	286,363	57,450

Income tax benefit from continuing operations	161,127	57,087
Income tax benefit from discontinued operations	125,236	363

19.	Payroll and social security liabilities

	2010	2009	2008

Current
Salaries payable	1,866	14,498	18,721
Social security payable	116	2,850	18,479
Provision for vacations	2,016	1,080	1,124

Total payroll and social security liabilities	3,998	18,428	38,324

20.	Provisions for other liabilities

The Company is subject to several laws, regulations and business practices in Argentina. In the ordinary course of business, the Company is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, social security, labor lawsuits and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, estimates of the outcomes of these matters and the lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

The table below shows the movements in the Company’s provisions for other liabilities categorized by type of provision:

Labor and Legal
Claims

At July 1, 2008	26,358
Used during year	(1,202)
Exchange differences	(5,292)

At June 30, 2009	19,864

Additions(i)	185,751
Exchange differences	(23,105)

At June 30, 2010	182,510

(i)	In August 2009, the Government of the Province of Corrientes filed a claim against Dinaluca to demand for unpaid amounts under lines of credit granted by the Province of Corrientes during 2001, and for which the Company has established a provision in an amount of $185 thousands.

21.	Expenses by nature

The Company presented the statement of income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items “cost of services rendered”, “general and administrative expenses” and “selling expenses”. The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Company:

	2010	2009

Bank expenses	80,519	54,475
Depreciation (Note 7)	99,828	—
Services	65,933	49,416
General expenses	55,793	39,790
Taxes	47,452	38,521
Salaries and social security expenses	7,562	5,283
Maintenance and repairs	58,292	15,890
Others	4,610	4,367

Total expenses by nature from continuing operations	419,989	207,742

For the year ended June 30, 2010, an amount of US$158,120 is included in “cost of services rendered” (2009: US$12,372), an amount of US$256,477 is included in “general and administrative expenses” (2009: US$194,539); and an amount of US$5,392 is included in “selling expenses” (2009: US$831) as described above.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

22.	Other operating income, net

	2010	2009

Gain from disposal of investment property items	233,694	—
Legal claims	(129,662)	—
Others	26,446	4,102

	130,478	4,102

23.	Finance costs

	2010	2009

Interest expense	501,660	483,668
Foreign exchange losses, net	42,691	675,968
Bank debit and credit tax	57,452	90,560

	601,803	1,250,196

24.	Disclosure of leases and similar arrangements

The Company as lessee

The Company does not act as lessee in connection with operating or finance leases.

The Company as lessor

Operating leases:

The Company acts as a lessor in connection with several operating leases related to leased farmland and other property items. The lease payments received are recognized in profit or loss. The term of the leases is between 1 and 4 years.

The following amounts have been recognized in the statement of income:

	2010	2009

Rental income	502,382	181,786
Direct operating expenses	(158,120)	(12,372)

The future minimum rental payments receivable under cancellable leases are as follows:

	2010	2009

No later than 1 year	424,144	111,695
Later than 1 year and no later than 5 years	927,245	—

	1,351,389	111,695

Finance leases:

The Company does not act as a lessor in connection with finance leases.

The accompanying notes are an integral part of these financial statements.

Dinaluca S.A.

Notes to the Financial Statements — (Continued)

25.	Related-party transactions

The following is a summary of the balances with related parties:

				Balance Receivable (Payable)
Related Party	Relationship		Description of Transaction	2010	2009	2008

Abrojo Alto S.A.		(i)	Receivables from related parties (Note 10)	—	112,415	—
Abrojo Alto S.A.		(i)	Payables to related parties (Note 16)	—	—	(29,421)
Carlos Miguens		(ii)	Amounts due to shareholders (Note 16)/ Receivables with shareholders (Note 13)	—	(8,260)	177,981
Cristina Miguens		(ii)	Amounts due to shareholders (Note 16)/ Receivables with shareholders (Note 13)	—	(11,216)	177,981
Diego Miguens		(ii)	Amounts due to shareholders (Note 16)/ Receivables with shareholders (Note 13)	—	(11,173)	177,981
Luisa Miguens		(ii)	Amounts due to shareholders (Note 16)/ Receivables with shareholders (Note 13)	—	(11,173)	177,981

The following is a summary of the transactions with related parties:

Related Party	Relationship		Description of Transaction	2010	2009

Abrojo Alto S.A.		(i)	Sales	—	112,415
Carlos Miguens		(ii)	Purchases	—	(8,260)
Cristina Miguens		(ii)	Purchases	—	(11,216)
Diego Miguens		(ii)	Purchases	—	(11,173)
Luisa Miguens		(ii)	Purchases	—	(11,173)
Carlos Miguens		(ii)	Distribution to owners	—	(177,981)
Cristina Miguens		(ii)	Distribution to owners	—	(177,981)
Diego Miguens		(ii)	Distribution to owners	—	(177,981)
Luisa Miguens		(ii)	Distribution to owners	—	(177,981)

(i)	Subsidiary of the shareholders of the Company.

(ii)	Shareholders of the Company.

26.	Events after the date of the statement of financial position

On August 23, 2010, Kadesh and Leterton, companies’ member of Adecoagro Group, acquired the 95% and the 5%, respectively, of the issued share capital of Dinaluca, for a total consideration of US$20.5 million. Pursuant to the terms of the agreement, Kadesh and Leterton shall make an initial payment of US$7.9 million. The remaining balance will be payable within two years, accruing an interest of LIBOR plus 2% per annum.

The accompanying notes are an integral part of these financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our directors are not held personally liable for the indebtedness or other obligations of Adecoagro S.A. As agents of Adecoagro S.A., they are responsible for the performance of their duties. Subject to the exceptions and limitations set forth below, every person who is, or has been, a director or officer of Adecoagro S.A. shall be indemnified by Adecoagro S.A. to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding which he becomes involved as a party or otherwise by virtue of his being or having been such director or officer and against amounts paid or incurred by him in the settlement thereof. The words “claim”, “action”, “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened and the words “liability” and “expenses” shall include without limitation attorneys’ fees, costs, judgments, amounts paid in settlement and other liabilities.

No indemnification shall however be provided to any director or officer: (i) against any liability to the Company or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office; (ii) with respect to any matter as to which he shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or (iii) in the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by our board of directors.

The right of indemnification herein provided shall be severable, shall not affect any other rights to which any director or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which corporate personnel, including directors and officers, may be entitled by contract or otherwise under law.

Expenses in connection with the preparation and representation of a defense of any claim, action, suit or proceeding of the character described above shall be advanced by Adecoagro S.A. prior to final disposition thereof upon receipt of any undertaking by or on behalf of the officer or director, to repay such amount if it is ultimately determined that he is not entitled to indemnification.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES

The following information relates to securities we have issued or sold within the past three years that were not registered under the Securities Act of 1933, as amended, or the Securities Act. Each of these transactions was completed without registration of the relevant security under the Securities Act in reliance upon exemptions provided under the Securities Act. The issuance and sale of securities described below are those of International Farmland Holdings LLC.

From October 2008 through September 2009, we issued an aggregate of 74,697,778 membership units to several purchasers valued at a price of $2.3 per membership unit in exchange for $171,804,890. The exchange was made in reliance on Section 4(2). The purchasers made customary private placement representations in the agreements relating to the transaction and IFH noted in its members’ register that such membership units were subject to restrictions on transfer under applicable securities laws. No commissions were paid in connection with the sale. The purchasers participating in the transaction and the number of membership units issued to each of them are described in the chart below.

	Amount	Membership Units
Name of Purchaser	Contributed ($)	Issued	Date

Stichting Pensioenfonds Zorg en Welzijn	100,000,000	43,478,261	Oct. 2008
Al Gharrafa Investment Company	50,000,000	21,739,130	Sep. 2009
Pampas Húmedas LLC	19,100,854	8,304,719	Jun. 2009
Black River Commodity Investment Partners Fund LLC	2,500,000	1,086,957	Dec. 2008
Roland W. Veit	204,036	88,711	Dec. 2008

From October 2008 through September 2009, we issued, under the 2007/2008 Equity Incentive Plan, an aggregate of 5,228,844 options to acquire an aggregate of 5,228,844 of our membership units in reliance on Rule 701 under the Securities Act. The exercise price of the options is $2.3 per membership unit.

From November 2007 through May 2008, we issued an aggregate of 104,962,712 membership units to several purchasers valued at $2.2 per membership in exchange for $230,917,966 and 2,968,216 shares of Fazenda Mimoso S.A. The exchange was made in reliance on Section 4(2). The purchasers made customary private placement representations in the agreements relating to the transaction and IFH noted in its members’ register that such membership units were subject to restrictions on transfer under applicable securities laws. No commissions were paid in connection with the sale. The purchasers participating in the transaction and the number of membership units issued to each of them are described in the chart below.

	Amount	Membership Units
Name of Purchaser	Contributed ($)	Issued	Date

Ospraie Special Opportunities Master Holdings Ltd	118,500,000	53,863,636	Nov. 2007
The Ospraie Portfolio Ltd.	31,500,000	14,318,182	Nov. 2007
Al Gharrafa Investment Company	20,000,000	9,090,909	May. 2008
Black River Commodity Investment Partners Fund LLC	9,000,000	4,090,909	Jan. 2008
Pampas Húmedas LLC	8,971,097	4,077,771	Nov. 2007
Farallon Capital Offshore Investors II LP	8,600,000	3,909,091	Jan. 2008
IXE Banco S.A., Fideicomiso F/466	7,500,000	3,409,091	Nov. 2007
HBK Master Fund LP	7,128,903	3,240,410	Nov. 2007
IFH Blocker Ltd.	6,700,000	3,045,455	Jan. 2008
Farallon Capital Partners LP	4,700,000	2,136,364	Jan. 2008
Craton Capital LP	4,500,000	2,045,455	Dec. 2007
Roland W. Veit(1)	1,799,800	818,091	Jan. 2008
Agricultural Real Estate Partners LP	1,216,836	553,107	Jan. 2008
Scott Kramer	349,799	158,988	Dec. 2007
Olsdmar S.A.	100,000	45,455	Mar. 2008
Warren Machol	99,999	45,454	Feb. 2008
Argyle LLC	88,096	40,044	Jan. 2008
Ulsur International S.A.	70,000	31,818	May. 2008
Pablo Navarro	50,000	22,727	Apr. 2008
Orlando Editore	25,000	11,364	May. 2008
Patrick E. Stahel	10,757	4,890	Dec. 2007
David Perez	7,704	3,502	Jan. 2008

(1)	Roland W. Veit made a contribution of $500,000 in cash and $1,299,800 in kind of 2,968,216 shares of Fazenda Mimoso S.A., representing 50% of the outstanding capital stock of such company.

From November 2007 through May 2008, we issued, under the 2007/2008 Equity Incentive Plan, an aggregate of 7,340,041 options to acquire an aggregate of 7,340,041 of our membership units in reliance on Rule 701 under the Securities Act. The exercise price of the options is $2.2 per membership unit.

In September 2007, we issued an aggregate of 16,429,459 founder units to Pampas Humedas LLC valued at a price of $1.00639 per membership unit in exchange for $16,534,443. The exchange was made in reliance on Section 4(2). The purchasers made customary private placement representations in the agreements relating to the transaction and IFH noted in its members’ register that such membership units were subject to restrictions on transfer under applicable securities laws. No commissions were paid in connection with the sale.

In September 2007, under the 2007/2008 Equity Incentive Plan, we issued an aggregate of 1,157,411 options to acquire an aggregate of 1,157,411 of our membership units in reliance on Rule 701 under the Securities Act. The exercise price of the options is $2.2 per membership unit.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

Exhibit
No.		Description

1	.1*	Underwriting Agreement between Adecoagro S.A., the underwriters named therein and the selling shareholders named therein
3	.1*	Articles of Incorporation of Adecoagro S.A.
5	.1*	Opinion of Elvinger, Hoss & Prussen regarding the legality of the shares being registered
8.1		Opinion of Milbank, Tweed, Hadley & McCloy LLP regarding certain U.S. tax matters
8.2		Opinion of Elvinger, Hoss & Prussen regarding certain Luxembourg tax matters
10.1		Loan Agreement, dated December 19, 2008, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank
10.2		First Amendment Offer to Loan Agreement, dated February 20, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank
10.3		Second Amendment Offer to Loan Agreement, dated December 29, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank
10.4		Third Waiver Request to Loan Agreement, dated March 30, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank
10.5		Fourth Amendment Offer to Loan Agreement, dated May 14, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank
10.6		Senior Secured Loan Facility, dated July 28, 2010, between Angélica Agroenergia Ltda. and Deutsche Bank AG, London Branch
10.7		Export Prepayment Financing Agreement, dated July 13, 2007, between Angélica Agroenergia Ltda. and a syndicate of banks.
10.8		First Amendment to Export Prepayment Financing Agreement, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks.
10.9		English translation of Financing Agreement through BNDES Repasse, dated February 1, 2008, between Adeco Brasil Participações S.A. and a syndicate of banks.
10.10		English translation of First Amendment to Financing Agreement BNDES Repasse, dated July 1, 2008, between Angélica Agroenergia Ltda. and a syndicate of banks.
10.11		English translation of Second Amendment to Financing Agreement BNDES Repasse, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks.
10.12		English translation of Credit Facility, dated July 30, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A.
10.13		Unit Issuance Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A.

Exhibit
No.		Description

10.14		Share Purchase and Sale Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A.
10.15		Right of First Offer Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A.
10.16		Supply Offer Letter for milk, dated November 7, 2007, between La Lácteo S.A. and Adeco Agropecuaria S.R.L.
10.17		Amendment to Supply Offer Letter for milk, dated February 1, 2010, between La Lácteo S.A. and Adeco Agropecuaria S.R.L.
10.18		Commercial Contract for sugar, dated March 23, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd.
10.19		Amendment to Commercial Contract for sugar, dated June 17, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd.
10.20		English translation of Consignment Contract, dated February 19, 2000, between Molinos Ala S.A. (currently Pilagá S.R.L.) and Establecimiento Las Marías S.A.C.I.F.A.
10.21		English translation of Sale Agreement, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A.
10.22		English translation of Mortgage, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A.
10.23		English translation of Reserve Power Agreement, dated February 6, 2009, between Angélica Agroenergia Ltda. and Câmara de Comercialização de Energia Elétrica.
10.24		English translation of Energy Purchase Contract, dated January 19, 2009, between Usina Monte Alegre Ltda. and Cemig Geração e Transmissão S.A.
10.25		English translation of Energy Distribution Contract, dated June 3, 2008 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul.
10.26		English translation of First Amendment to Energy Distribution Contract, dated April 6, 2009 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul.
10.27		English translation of Second Amendment to Energy Distribution Contract, dated May 1, 2010 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul.
10.28		English translation of Joint Venture Contract, dated December 22, 2009 between Pilagá S.R.L. and COPRA S.A.
10.29		English translation of Sale Agreement for cattle, dated December 14, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A.
10.30		English translation of First Amendment to Sale Agreement for cattle, dated December 16, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A.
10.31		English translation of Second Amendment to Sale Agreement for cattle, dated December 17, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A.
10.32		English translation of Stock Purchase Agreement, dated August 23, 2010, between Kadesh Hispania, S.L., Leterton España, S.L. and Dinaluca S.A.
10.33		Form of Registration Rights Agreement between Adecoagro S.A. and certain shareholders.
10	.34*	Adecoagro/IFH 2004 Stock Incentive Option Plan
10	.35*	Adecoagro/IFH 2007/2008 Equity Incentive Plan
10.36		Adecoagro S.A. Restricted Share Plan
10.37		Fifth Amendment Offer to Loan Agreement, dated November 8, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank
10.38		Second Amendment to Export Prepayment Financing Agreement, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks.
10.39		English translation of Third Amendment to Financing Agreement BNDES Repasse, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks.

Exhibit
No.		Description

10.40		English translation of First Amendment to Credit Facility, dated December 18, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A.
10.41		Stock Subscription Agreement, dated January 6, 2011, between Adecoagro S.A. and Al Gharrafa Investment Company
10.42		English translation of Promise to Sell, dated December 21, 2010, between Kelizer S.C.A. and Las Mesetas S.A.
21.1		Subsidiaries of Adecoagro S.A.
23.1		Consent of PriceWaterhouse & Co. S.R.L.
23.2		Consent of Estudio Supertino S.RL.
23	.3*	Consent of Elvinger, Hoss & Prussen (contained in Exhibit 5.1)
23.4		Consent of Cushman & Wakefield Argentina S.A.
23.5		Consent of Milbank, Tweed, Hadley & McCloy LLP (contained in Exhibit 8.1)
23.6		Consent of Elvinger, Hoss & Prussen (contained in Exhibit 8.2)
24.1		Powers of Attorney (included on signature page)

*	To be filed by amendment

ITEM 9.	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall he deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to he signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina, on the 13th day of January, 2011.

Adecoagro S.A.

By:	/s/ Mariano Bosch
Name:     Mariano Bosch

Title:	Chief Executive Officer, Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Mariano Bosch and Carlos A. Boero Hughes as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the registration statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mariano Bosch Mariano Bosch	Chief Executive Officer, Director	January 13, 2011

/s/ Carlos A. Boero Hughes Carlos A. Boero Hughes	Chief Financial Officer, Chief Accounting Officer	January 13, 2011

/s/ Abbas Farouq Zuaiter Abbas Farouq Zuaiter	Chairman of the Board of Directors	January 13, 2011

/s/ Alan Leland Boyce Alan Leland Boyce	Director	January 13, 2011

Signature	Title	Date

/s/ Guillaume van der Linden Guillaume van der Linden	Director	January 13, 2011

/s/ Paulo Albert Weyland Vieira Paulo Albert Weyland Vieira	Director	January 13, 2011

/s/ Plínio Musetti Plínio Musetti	Director	January 13, 2011

/s/ Mark Schachter Mark Schachter	Director	January 13, 2011

/s/ Julio Moura Neto Julio Moura Neto	Director	January 13, 2011

/s/ Andrés Velasco Brañes Andrés Velasco Brañes	Director	January 13, 2011

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act, the undersigned, the duly authorized representative in the United States of Adecoagro S.A., has signed this registration statement or amendment thereto in Newark, Delaware, on January 13, 2011.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi
Title:     Managing Director

EXHIBIT INDEX

Number		Description

1	.1*	Underwriting Agreement between Adecoagro S.A., the underwriters named therein and the selling shareholders named therein
3	.1*	Articles of Incorporation of Adecoagro S.A.
5	.1*	Opinion of Elvinger, Hoss & Prussen regarding the legality of the shares being registered
8.1		Opinion of Milbank, Tweed, Hadley & McCloy LLP regarding certain U.S. tax matters
8.2		Opinion of Elvinger, Hoss & Prussen regarding certain Luxembourg tax matters
10.1		Loan Agreement, dated December 19, 2008, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank
10.2		First Amendment Offer to Loan Agreement, dated February 20, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank
10.3		Second Amendment Offer to Loan Agreement, dated December 29, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank
10.4		Third Waiver Request to Loan Agreement, dated March 30, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank
10.5		Fourth Amendment Offer to Loan Agreement, dated May 14, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank
10.6		Senior Secured Loan Facility, dated July 28, 2010, between Angélica Agroenergia Ltda. and Deutsche Bank AG, London Branch
10.7		Export Prepayment Financing Agreement, dated July 13, 2007, between Angélica Agroenergia Ltda. and a syndicate of banks.
10.8		First Amendment to Export Prepayment Financing Agreement, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks.
10.9		English translation of Financing Agreement through BNDES Repasse, dated February 1, 2008, between Adeco Brasil Participações S.A. and a syndicate of banks.
10.10		English translation of First Amendment to Financing Agreement BNDES Repasse, dated July 1, 2008, between Angélica Agroenergia Ltda. and a syndicate of banks.
10.11		English translation of Second Amendment to Financing Agreement BNDES Repasse, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks.
10.12		English translation of Credit Facility, dated July 30, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A.
10.13		Unit Issuance Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A.
10.14		Share Purchase and Sale Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A.
10.15		Right of First Offer Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A.
10.16		Supply Offer Letter for milk, dated November 7, 2007, between La Lácteo S.A. and Adeco Agropecuaria S.R.L.
10.17		Amendment to Supply Offer Letter for milk, dated February 1, 2010, between La Lácteo S.A. and Adeco Agropecuaria S.R.L.
10.18		Commercial Contract for sugar, dated March 23, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd.
10.19		Amendment to Commercial Contract for sugar, dated June 17, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd.
10.20		English translation of Consignment Contract, dated February 19, 2000, between Molinos Ala S.A. (currently Pilagá S.R.L.) and Establecimiento Las Marías S.A.C.I.F.A.
10.21		English translation of Sale Agreement, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A.

Number		Description

10.22		English translation of Mortgage, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A.
10.23		English translation of Reserve Power Agreement, dated February 6, 2009, between Angélica Agroenergia Ltda. and Câmara de Comercialização de Energia Elétrica.
10.24		English translation of Energy Purchase Contract, dated January 19, 2009, between Usina Monte Alegre Ltda. and Cemig Geração e Transmissão S.A.
10.25		English translation of Energy Distribution Contract, dated June 3, 2008 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul.
10.26		English translation of First Amendment to Energy Distribution Contract, dated April 6, 2009 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul.
10.27		English translation of Second Amendment to Energy Distribution Contract, dated May 1, 2010 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul.
10.28		English translation of Joint Venture Contract, dated December 22, 2009 between Pilagá S.R.L. and COPRA S.A.
10.29		English translation of Sale Agreement for cattle, dated December 14, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A.
10.30		English translation of First Amendment to Sale Agreement for cattle, dated December 16, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A.
10.31		English translation of Second Amendment to Sale Agreement for cattle, dated December 17, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A.
10.32		English translation of Stock Purchase Agreement, dated August 23, 2010, between Kadesh Hispania, S.L., Leterton España, S.L. and Dinaluca S.A.
10.33		Form of Registration Rights Agreement between Adecoagro S.A. and certain shareholders.
10	.34*	Adecoagro/IFH 2004 Stock Incentive Option Plan
10	.35*	Adecoagro/IFH 2007/2008 Equity Incentive Plan
10.36		Adecoagro S.A. Restricted Share Plan
10.37		Fifth Amendment Offer to Loan Agreement, dated November 8, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank
10.38		Second Amendment to Export Prepayment Financing Agreement, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks.
10.39		English translation of Third Amendment to Financing Agreement BNDES Repasse, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks.
10.40		English translation of First Amendment to Credit Facility, dated December 18, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A.
10.41		Stock Subscription Agreement, dated January 6, 2011, between Adecoagro S.A. and Al Gharrafa Investment Company
10.42		English translation of Promise to Sell, dated December 21, 2010, between Kelizer S.C.A. and Las Mesetas S.A.
21.1		Subsidiaries of Adecoagro S.A.
23.1		Consent of PriceWaterhouse & Co. S.R.L.
23.2		Consent of Estudio Supertino S.RL.
23	.3*	Consent of Elvinger, Hoss & Prussen (contained in Exhibit 5.1)
23.4		Consent of Cushman & Wakefield Argentina S.A.
23.5		Consent of Milbank, Tweed, Hadley & McCloy LLP (contained in Exhibit 8.1)
23.6		Consent of Elvinger, Hoss & Prussen (contained in Exhibit 8.2)
24.1		Powers of Attorney (included on signature page)

*	To be filed by amendment